Form 20-F
period 2022-12-31
Enlight Renewable Energy Ltd.
filed 2023-03-30
CIK 1922641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-41613

Enlight Renewable Energy Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

State of Israel
(Jurisdiction of incorporation or organization)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin 4809249, Israel
+972 (3) 900-8700
(Address of principal executive offices)

Nir Yehuda
Chief Financial Officer
13 Amal St., Afek Industrial Park
Rosh Ha’ayin 4809249, Israel
Telephone: +972 (3) 900-8710
Email: nir@enlightenergy.co.il
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, NIS 0.1 par value per share	ENLT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the registrant had 101,582,902 outstanding ordinary shares, par value 0.1 NIS per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

A.	[Reserved.]	5
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5
ITEM 4. INFORMATION ON THE COMPANY	47
A.	History and Development of the Company	47
B.	Business Overview	48
C.	Organizational Structure	74
D.	Property, Plants and Equipment	74
ITEM 4A. UNRESOLVED STAFF COMMENTS	74
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	75
A.	Operating Results	82
B.	Liquidity and Capital Resources	88
C.	Research and Development, Patents and Licenses, Etc.	98
D.	Trend Information	98
E.	Critical Accounting Estimates	98
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	99
A.	Directors and Senior Management	99
B.	Compensation	102
C.	Board Practices	108
D.	Employees	120
E.	Share Ownership	120
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	121
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	121
A.	Major Shareholders	121
B.	Related Party Transactions	122
C.	Interests of Experts and Counsel	123
ITEM 8. FINANCIAL INFORMATION	123
A.	Consolidated Statements and Other Financial Information	123
B.	Significant Changes	124
ITEM 9. THE OFFER AND LISTING	124
A.	Offer and Listing Details	124
B.	Plan of Distribution	124
C.	Markets	124
D.	Selling Shareholders	124
E.	Dilution	124
F.	Expenses of the Issue	124
ITEM 10. ADDITIONAL INFORMATION	124
A.	Share Capital	124
B.	Memorandum and Articles of Association	124

C.	Material Contracts	124
D.	Exchange Controls	125
E.	Taxation	125
F.	Dividends and Paying Agents	132
G.	Statement by Experts	132
H.	Documents on Display	132
I.	Subsidiary Information	133
J.	Annual Report to Security Holders	133

ii

INTRODUCTION

In this Annual Report on Form 20-F (the “Annual Report”), references to “we,” “us,” “our,” “our business,” the “Company,” “Enlight” and similar references refer to Enlight Renewable Energy Ltd. and, where appropriate, its consolidated subsidiaries.

This Annual Report contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and Item 3.D. “Risk Factors” in this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, our business strategy and plans, industry and market conditions, our objectives for future operations, our ability to raise additional capital to fund our operations, and the sufficiency of our cash, cash equivalents and short-term investments, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.  These forward-looking statements are contained principally in the sections titled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in this annual report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

•	our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects;

•	availability of, and access to, interconnection facilities and transmission systems;

•	our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits;

•
construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors;

•	our suppliers’ ability and willingness to perform both existing and future obligations;

•	competition from traditional and renewable energy companies in developing renewable energy projects;

•	potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire;

•	offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks;

•	various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues;

•	the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions;

•	our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected;

•	government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production;

•
electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•	our dependence on certain operational projects for a substantial portion of our cash flows;

•	our ability to continue to grow our portfolio of projects through successful acquisitions;

•	changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies;

•	our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business;

•	our ability to retain and attract key personnel;

•	our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure;

•	our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war;

•	changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects;

•	the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy;

•
our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws;

•	our ability to effectively comply with Environmental Health and Safety (“EHS”) and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations;

•
our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects;

•	limitations on our management rights and operational flexibility due to our use of tax equity arrangements;

•	potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects;

•	our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future;

•	the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares;

•	various risks related to our incorporation and location in Israel;

•	the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; and

•	certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Although our functional currency is NIS, we present our consolidated financial statements in U.S. dollars as permitted under IFRS.

Our fiscal year ends on December 31 of each year.

The terms “shekels,” “Israeli shekels”, “NIS” and “agorot” refer to the lawful currency of the State of Israel, the terms “dollar,” “US$,” “USD,” “U.S. dollar” and “$” refer to the lawful currency of the United States, the terms “Euro,” “EUR” and “€” and refer to the lawful currency of the European Union, the term “HUF” refers to the lawful currency of Hungary and the term “HRK” refers to the lawful currency of Croatia. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report are derived from our financial statements included elsewhere in this Annual Report.

Certain monetary amounts, percentages and other figures included elsewhere in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Unless otherwise indicated, all information in this Annual Report gives effect to the one for 10 reverse split of our ordinary shares, which occurred on January 29, 2023.

CERTAIN DEFINITIONS

As used in this Annual Report, except where the context otherwise requires or where otherwise indicated:

“Advanced Development Projects” refers to our projects that are expected to commence construction within 13 to 24 months of March 15, 2023.

“BOI Exchange Rate” refers to the exchange rate reported by the Bank of Israel on March 15, 2023, which was NIS 3.64 to $1.00.

“CEE” refers to central and eastern Europe.

“Clēnera” refers to Clēnera Holdings, LLC, a Delaware limited liability company.

“Clēnera Acquisition” refers to our acquisition of a 90.1% equity interest in Clēnera.

“COD” refers to the commercial operation date of our projects.

“Development Projects” refers to our projects in various stages of development that are not expected to commence construction within 24 months of March 15, 2023.

“GW” refers to gigawatts measured on a direct current basis.

“GWh” refers to gigawatt hours.

“Mature Projects” refers to our projects that, as of March 15, 2023, were operational, under construction, in pre-construction (meaning, that they are expected to commence construction within 12 months of March 15, 2023) or have a signed PPA.

“Merchant Model” refers to the sale of electricity into wholesale energy markets at spot market prices without long-term PPAs or committed offtakers.

“Merchant Risk” refers to the risks associated with the Merchant Model, such as the lack of price certainty and the lack of a committed offtaker.

“Operational Projects” refers to our Mature Projects that, as of March 15, 2023, were operational and producing energy.

“MW” refers to megawatts measured on a direct current basis.

“MWh” refers to megawatt hours.

“PPA” refers to power purchase or similar agreement.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.           [Reserved.]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

You should carefully consider the risks and uncertainties described below and the other information contained in this Annual Report before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations, or strategic objectives could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.

Risks related to development and construction of our renewable energy projects

The growth of our business depends upon our ability to continue to source and convert our Development Projects, Advanced Development Projects and Mature Projects (which are under construction, are in pre- construction or have signed a PPA) into Operational Projects.

We may not be successful in converting our Development Projects, Advanced Development Projects and Mature Projects (which are under construction, are in pre-construction or have signed a PPA) into Operational Projects. The completion of renewable energy projects involves numerous risks and uncertainties, including the risks set forth elsewhere in this “Risk Factors” section. These risks and uncertainties may prevent some projects from progressing to construction and/or operational phases altogether, in a timely manner and on acceptable terms. In addition, for a variety of reasons, we may elect not to proceed with the development or construction of a project currently in our portfolio. Our growth depends on our continued ability to progress projects to the operational phase, and our results in the future may not be consistent with our expectations or historical results. If we are not successful in doing so, we will not continue to grow our portfolio and cash flows.

Projects under development may not be successfully developed, financed or constructed.

The development of renewable energy projects involves numerous risks. We may be required to spend significant resources for land and interconnection rights, preliminary engineering, permitting, legal services and other expenses before we can determine whether a project is feasible, economically attractive and capable of being built. Success in developing a particular project is contingent upon, among other things:

•	obtaining financeable land rights, including land rights for the project site that allow for eventual construction and operation without undue burden, cost or interruption;

•
entering into financeable arrangements for the sale of the electrical output, and, in certain cases, capacity, ancillary services and renewable energy attributes, generated by or attributable to the project;

•	obtaining economically feasible interconnection positions with Independent System Operators (“ISOs”), regional transmission organizations and regulated utilities;

•
accurately estimating, and where possible mitigating, costs arising from potential transmission grid congestion, limited transmission capacity and grid reliability constraints, which may contribute to significant interconnection upgrade costs that could render certain of our projects uneconomic;

•	providing letters of credit or other forms of payment and performance security required in connection with the development of the project, which security requirements may increase over time;

•
accurately estimating our costs and revenues over the life of the project years before its construction and operation, while taking into consideration the possibility that markets may shift during that time;

•
receiving required environmental, land-use, and construction and operation permits and approvals from governmental agencies in a timely manner and on reasonable terms, which permits and approvals are governed by statutes and regulations that may change between issuance and construction;

•	avoiding or mitigating impacts to protected or endangered species or habitats, migratory birds, wetlands or other water resources, and/or archaeological, historical or cultural resources;

•	securing necessary rights-of-way for access, as well as water rights and other necessary utilities for project construction and operation;

•	securing appropriate title coverage, including coverage for mineral rights and mechanics’ liens;

•	negotiating development agreements, public benefit agreements and other agreements to compensate local governments for project impacts;

•	negotiating tax abatement and incentive agreements, whenever applicable;

•	obtaining financing, including debt, equity, and tax equity financing;

•	negotiating satisfactory energy, procurement and construction (“EPC”) or balance of plant (“BoP”) agreements, including agreements with third-party EPC or BoP contractors; and

•	completing construction on budget and on time.

In addition, our projects depend upon obtaining, in a timely and economic manner, interconnection to electric transmission facilities to deliver the electricity we generate. A failure or delay in the operation, development of, or interconnection to, these interconnection or transmission facilities could result in our losing revenues because such a failure or delay could limit the amount of power our Operational Projects deliver or delay the completion of our construction projects. The requests for processing interconnection and transmission requests and conducting the associated studies may become backlogged causing delays in determining interconnection and transmission rights and costs. The costs of such interconnection and transmission facilities for which our projects may be responsible could be significant, uncertain and subject to change, including after a project commences operation. The absence of availability and access to interconnection facilities and transmissions systems, our inability to obtain them in a timely manner, at a reasonable cost and at reasonable terms and conditions, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities may have a material adverse effect on our ability to develop our projects, which could materially and adversely affect our results of operations and cash flow.

If we fail to complete the development of a renewable energy project in accordance with applicable contracts or fail to fulfill other contract obligations, we may be subject to forfeiture of significant deposits under, or the termination of, offtake contracts, incur significant liquidated damages, penalties and/or other obligations under other project-related agreements and may not be able to recover our investment in the project. If we are unable to complete the development of a renewable energy project, we may impair some or all of the capitalized investments we have made relating to the project. We expense development costs for a project as long as we estimate that the probability of realization of such project is less than 50%. Once we determine a project has a greater than 50% probability of realization, development costs incurred for such project are capitalized. Should the probability of realization subsequently fall below 50%, the capitalized amounts are recognized as development expenses, which would have an adverse impact on our results of operations in the period in which the loss is recognized.

We may not be able to site sufficient suitable land for our projects.

We intend to pursue greenfield opportunities to develop new renewable energy projects consistent with our business strategy. Various factors regarding land suitability could affect our ability to develop new projects and otherwise grow our business, including:

•
the availability of, or inability to obtain, sufficient land suitable for solar energy and wind energy project development. In many markets, topography, existing land use and/or transmission constraints limit the availability of sites for solar energy and wind energy development. For these reasons, attractive and commercially feasible sites may become a scarce commodity, and we may be unable to site our projects at all or on terms as favorable as those applicable to our current projects;

•
the presence or potential presentence of waking or shadowing effects caused by neighboring activities, which reduce potential energy production by decreasing wind speeds or reducing available insolation; and

•
due to the large amount of land required to site solar energy and wind energy projects, there may be greater risk of the presence or occurrence of one or more of the following: (i) pollution, contamination or other wastes at the project site; (ii) protected plant or animal species; (iii) archaeological or cultural resources; or (iv) local opposition to wind energy and solar energy projects in certain markets due to concerns about noise, health environmental or other alleged impacts of such projects the presence or potential presence of land use restrictions and other environment-related siting factors.

We do not own all of the land on which the projects in our portfolio are located.

As a project developer, we require land rights in order to successfully develop, finance and construct our projects. We do not own all of the land on which the projects in our portfolio are located, and our current projects generally are, and our future projects may be, located on land occupied under long-term easements, leases and rights of way. The ownership interests in the land subject to these easements, leases and rights of way may be subject to mortgages securing loans or other liens and other easement, lease rights and rights of way of third parties that were created prior to our projects’ easements, leases and rights of way. As a result, some of our projects’ rights under such easements, leases or rights of way may be subject to the rights of these third parties. While we perform title searches, obtain title insurance, record our interests in the real property records of the projects’ localities and enter into non-disturbance agreements to protect ourselves against these risks, such measures may be inadequate to protect against all risk that our rights to use the land on which our projects are or will be located and our projects’ rights to such easements, leases and rights of way could be lost or curtailed. Any such loss or curtailment of our rights to use the land on which our projects are or will be located could have a material adverse effect on our business, financial condition and results of operations.

Our ability to successfully develop projects is impacted by the availability of, and access to, interconnection facilities and transmissions systems.

The absence of availability and access to interconnection facilities and transmissions systems, our inability to obtain them in a timely manner, at a reasonable cost and at reasonable terms and conditions, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities may have a material adverse effect on our ability to develop our projects, which could materially and adversely affect our results of operations and cash flow.

The development, construction and operation of our projects require governmental and other regulatory approvals and permits, including environmental approvals and permits.

The development, construction and operation of renewable energy projects, including the transmission and sale of electricity and associated products, are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal and the terms of a subsequently issued permit may not be consistent with the terms of the permit initially issued. In addition, some permits and approvals require ongoing compliance with terms and conditions, some of which can change over time. We cannot predict whether all permits and approvals required for a given project will be granted, or granted on a timely basis, or whether the conditions associated with them will be achievable, as such conditions may change over time.

Failure to comply with such conditions, our inability to obtain and maintain existing or newly imposed permits and approvals, or the imposition of impractical or burdensome conditions upon issuance, renewal or over time, could impair our ability to develop, construct or operate a project. In addition, we cannot predict whether seeking any permit will attract significant opposition or whether the process for obtaining any permit will become more expensive or lengthened due to complexities, legal claims or appeals. Delay in the review and process for obtaining any permit for a project can impair or delay the ability to develop, construct or operate a project or increase the cost such that the project is no longer profitable for us. There is no assurance that we will obtain and maintain these governmental permits and approvals, or that we will be able to obtain them in a timely manner and on reasonable terms. Any impediment could have a material adverse effect on our business.

Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs could adversely affect our financial performance.

We are subject to risk from fluctuating market prices of certain raw materials, particularly steel, aluminum, polycrystalline silicon and lithium, which are used in the construction and maintenance of our solar energy, wind energy and battery storage projects. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time. Some of the components and materials related to the equipment we purchase are sourced from outside of markets where we operate through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of the ongoing coronavirus (“COVID-19”) pandemic, shipping and transportation constraints, and other supply chain disruptions.

Political, social or economic instability in regions where these components and materials are made could cause future disruptions in trade. For example, concerns about forced labor in China’s Xinjiang Uyghur Autonomous Region (“XUAR”), where certain components and materials are manufactured, have led to legislation in countries such as the United States restricting imports from such region. Specifically, on December 23, 2021, the United States enacted the Uyghur Forced Labor Prevention Act (“UFLPA”), which presumptively prohibits imports of any goods made either wholly or in part in the XUAR. The law, which went into effect on June 21, 2022, creates a rebuttable presumption against “the importation of goods made, manufactured, or mined in the XUAR (and certain other categories of persons in China)” unless the importer meets certain due diligence standards, responds to all inquiries from U.S. Customs and Border Protection (“CBP”) related to forced labor and the CBP determines, based on “clear and convincing evidence,” that the goods in question were not produced wholly or in part by forced labor. CBP has identified silica-based and polysilicon as high-priority sectors for enforcement. We have implemented policies and controls to mitigate the risk of forced labor in our supply chain, and we do not believe that our suppliers source materials for our supply chain from the XUAR, but we cannot guarantee that our suppliers and partners will always comply with our policies. Enforcement of the UFPLA against us or our suppliers could lead to our products being held for inspection by CBP and delayed or rejected for entry into the United States, resulting in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Broader policy uncertainty, including actions in various countries, such as China, have created uncertainty with respect to tariff impacts on the costs of some of these components and materials, and could also reduce Chinese panel production, affecting supplies and/or prices for panels, regardless of supplier. Even if we were not subject to penalties, fines or sanctions or supply chain disruption, if products we source are linked in any way to forced labor in the XUAR, our reputation could be harmed. In the future, these trade restrictions may extend beyond the United States. In September 2022, the European Union announced a similar proposal targeting goods within Europe created with forced labor, without specifying particular countries or sectors. The European Union proposal, if passed and implemented, could similarly impact our supply chain.

In addition, the United States currently imposes AD/CVD on certain imported crystalline silicon photovoltaic (“PV”) cells and modules from China and Taiwan. Such AD/CVD can change over time pursuant to annual reviews conducted by the U.S. Department of Commerce, and an increase in duty rates could have an adverse impact on our operating results. In February 2022, Auxin Solar Inc., a U.S. producer of crystalline silicon PV products, petitioned the U.S. Department of Commerce (“USDOC”) to investigate alleged circumvention of AD/CVD on Chinese imports by crystalline silicon PV cells and module imports assembled and completed in Cambodia, Malaysia, Thailand and Vietnam. On March 28, 2022, the USDOC announced that it would investigate the circumvention alleged in the petition. President Biden’s June 6, 2022, Executive Order on clean energy reiterated the independence and integrity of these ongoing investigations while suspending the collection of duties for a period of two years.

In its preliminary ruling, the USDOC made negative circumvention determination. As the timing and progress of many of our projects depend upon the supply of PV cells and modules, the extent to which our operating results could be adversely impacted depends on (among other things) the type of materials, rates imposed and timing of the tariffs. In addition, to the extent legislation is passed that requires or incentivizes companies to source more equipment or components from particular sources or domestic sources, it could result in increased costs. Significant price increases for these raw materials could reduce the profitability of our projects, and could harm our business, financial condition and results of operations.

We cannot predict whether the countries in which the components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the governments of countries in which our projects are located, including the likelihood, type or effect of any such restrictions. Trade restrictions, including embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and our vendors, which could delay or adversely affect the scope of our projects under development or construction and adversely affect our business, financial condition or results of operations.

Our suppliers may not perform existing obligations or be available or able to perform future obligations, which could have a material adverse effect on our business.

We often rely on a small number of suppliers, such as solar panel suppliers, tracker suppliers and wind turbine manufacturers, to provide equipment, technology and other services required to construct and operate our projects. A number of factors, including the credit quality of our suppliers and import and export restrictions, may affect their ability to perform under our supply agreements. Not all of our equipment suppliers are investment grade entities, and we cannot guarantee that any of our suppliers will sufficiently honor the terms of our contracts in every situation. If any of these suppliers cannot, or does not, perform under its agreements with us, we may need to seek alternative suppliers. Alternative suppliers, products and services may not perform similarly, and replacement agreements may not be available on terms as favorable as those in our current agreements or at all.

Using alternative suppliers may result in higher costs and/or inability to meet our project schedules or to provide equipment of the same quality as that provided by our existing suppliers. We may be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers. The failure of any supplier to fulfill its contractual obligations to us could have a material adverse effect on our business, financial condition and results of operations. Further, the acquisition of a supplier by one of our competitors or its affiliates could also limit our access to equipment, technology and other services or negatively affect our existing business relationships, which would have a material adverse effect on our business.

Project construction activities may not commence or proceed as scheduled, which could increase our costs and impair our ability to recover our investments.

The construction of renewable energy projects involves numerous risks. Success in constructing a particular project is contingent upon or may be affected by, among other things:

•	timely implementation and satisfactory completion of construction;

•	obtaining and maintaining required governmental permits and approvals, including making appeals of, and satisfying obligations in connection with, approvals obtained;

•	permit and litigation challenges from project stakeholders, including local residents, environmental organizations, labor organizations, tribes and others who may oppose the project;

•	grants of injunctive relief to stop or prevent construction of a project in connection with any permit or litigation challenges;

•	delivery of modules, wind turbines or battery energy storage systems on-budget and on-time;

•	discovery of unknown impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or cultural resources at project sites;

•	discovery of title defects or environmental conditions that are not currently known, unforeseen engineering problems, construction delays, contract performance shortfalls and work stoppages;

•	material supply shortages, failures or disruptions of labor, equipment or supplies;

•	increases to labor costs beyond our expectation upon entering into construction agreements as a result of enhanced local or national requirements regarding the use of union labor on-site;

•	insolvency or financial distress on the part of our service providers, contractors or suppliers;

•	cost overruns and change orders;

•	cost or schedule impacts arising from changes in federal, state, or local land-use or regulatory policies;

•	changes in electric utility procurement practices;

•	project delays that could adversely affect our ability to secure or maintain interconnection rights;

•	unfavorable tax treatment or adverse changes to tax policy;

•
adverse environmental and geological or weather conditions, including water shortages and climate change, which may in some cases force work stoppages due to the risk of heat, fire or other extreme weather events;

•	force majeure and other events outside of our control;

•	changes in laws affecting the project;

•	accidents on constructions sites; and

•	damage to consumers triggered by blackouts caused by damage to transmission infrastructure during construction.

If we fail to complete the construction of a renewable energy project, fail to meet one or more agreed target construction milestone dates, or fail to perform other contract terms, we may be subject to payment obligations arising under significant letters of credit required to be maintained under offtake contracts or interconnection agreements or termination of such agreements, incur significant liquidated damages, penalties and/or other obligations under other project-related agreements, and may not be able to recover our investment in the project. If we are unable to complete the construction of a renewable energy project, we may impair some or all of the capitalized investments we have made relating to the project, which could have an adverse effect on our results of operations in the period in which the loss is recognized.

Risks related to the offtake of our renewable energy projects

We face growing competition from traditional and renewable energy companies in developing renewable energy projects.

The solar energy and wind energy industries are highly competitive. A growing number of companies are seeking to develop and originate such projects, driven by the growth of the total addressable market for such projects and the increased level of interest from investors in environmental, social and governance focused ventures. In addition to developers, independent power producers, unregulated utility affiliates, renewable energy companies, and pension and private equity funds, we also compete with traditional oil and gas companies and incumbent utilities. We may not be able to enter into or renew long-term contracts for the sale of power produced by our projects at prices and on other terms favorable to us. If we cannot offer compelling value to our offtakers, then our business will not grow at our anticipated pace or at all. Traditional utilities generally have, and certain of our other competitors have, substantially greater financial, technical, operational and other resources than we do. In addition, growing corporate and investor support for renewable energy has increased the amount of money being allocated to developers that compete with us. Such competitors may be able to build and own solar energy projects at lower costs than us, enabling them to submit bids for PPAs or similar energy purchase agreements at more competitive and appealing terms to potential customers than ours. Traditional utilities could also offer other value-added products or services that could help them compete with us even if the cost of electricity they offer is higher than ours.

Attractive offtake terms may become unavailable, which would adversely affect our business and growth.

Intense competition for offtake contracts may result in downward pressure on offtake pricing. Downward pressure on equipment pricing over the long term, may also create downward pressure on offtake pricing. If falling offtake pricing results in forecasted project revenue that is insufficient to generate returns higher than our cost of capital, our business, financial condition and results of operations could be adversely affected.

Alternatively, if we pursue offtake contracts with pricing that we assume will be attractive based on expectations of falling equipment or construction pricing or other cost or revenue expectations that ultimately prove to be inaccurate, or the value of a project is less than expected at the time of execution of the related offtake contract, our business, financial condition and results of operations could be adversely affected, including through payment obligations to issuing banks in connection with any posted letters of credit.

In addition, competition for offtake contracts and other market factors may result in new market terms that may not be favorable to us and could adversely affect the economics of our projects and, in turn, our ability to obtain sufficient financing and grow our business. This trend may require us to seek new offtake counterparties, which could expose us to risks in new markets or associated with having less creditworthy counterparties. Similarly, our competitors are increasingly willing to accept short duration offtake terms, which may put pressure on us to accept shorter duration offtake contracts, thereby increasing our exposure to market volatility and inaccuracy in the third-party prediction of energy pricing during the merchant tail period of operations after expiration of the offtake contract.

In addition, the availability of offtake contracts depends on utility and corporate energy procurement practices that may change over time. Offtake contract availability and terms are a function of a number of economic, regulatory, tax and public policy factors, each of which is also subject to change.

If our projects fail to meet development, operational or performance benchmarks, our offtakers may have the right to terminate the applicable offtake contract, require us to pay damages or reduce the amount of energy such projects sell.

If certain of our projects fail to meet development, operational or performance benchmarks related to, among other things, energy production and project availability, within specified time periods, such failure may give rise to a default or event of default under one or more of the offtake contracts in our portfolio or offtake contracts we may enter into in the future. These contracts may provide the applicable counterparties with rights to, among other things: terminate the applicable offtake contracts; require us to pay damages under such offtake contracts; or reduce the amount of energy our projects can sell under such offtake contracts. If our projects fail to meet applicable development or operational benchmarks, such as minimum production requirements, and our offtakers or other counterparties elect to take any such action against us under our offtake contracts, it could materially and adversely affect the development of our renewable energy projects, our results of operations and cash flow unless and until we are able to replace the offtake contract on similar terms. We may not be able to enter into a replacement offtake contract on favorable terms or at all, which may have an adverse impact on our growth strategy and may negatively affect our business.

Our offtakers could become unwilling or unable to fulfil or renew their contractual obligations to us or they may otherwise terminate their agreements with us.

Once we enter into offtake contracts or other long-term contracts, we are exposed to the risk that our counterparties will become unwilling or unable to fulfill or renew their contractual obligations and, if any such agreement is terminated, we cannot guarantee that we will enter into a replacement agreement on substantially similar terms or at all. Any or all of our offtakers may fail to fulfill or renew their obligations to us under their contracts or otherwise, including as a result of the occurrence of any of the following factors:

•
Events beyond our control or the control of an offtaker that may temporarily or permanently excuse the offtaker from its obligation to accept and pay for delivery of energy generated by a project. These events could include a system emergency, a transmission failure or curtailment, adverse weather condition, a change in law, a change in permitting requirements or conditions, or a labor dispute.

•
The ability of our offtakers to fulfill their contractual obligations to us depends on their creditworthiness. Due to the long-term nature of our offtake contracts, we are exposed to the credit risk of our offtakers over an extended period of time. Any of these counterparties could become subject to insolvency or liquidation proceedings or otherwise suffer a deterioration of its creditworthiness, including when it has not yet paid for energy delivered, any of which could result in a default under their agreements with us, and an insolvency or liquidation of any of these counterparties could result in the termination of any applicable agreements with such counterparty.

•
The ability of any of our offtakers to extend, renew or replace its existing offtake contract with us depends on a number of factors beyond our control, including: whether the offtaker has a continued need for energy or capacity at the time of expiration, which could be affected by, among other things, the presence or absence of governmental incentives or mandates, prevailing market prices or the availability of other energy sources; the satisfactory performance of our delivery obligations under such offtake contracts; the regulatory environment applicable to our offtakers at the time; and macroeconomic factors present at the time, such as population, business trends and related energy demand.

If our offtakers are unwilling or unable to fulfill or renew their contractual obligations to us, or if they otherwise terminate such agreements prior to their expiration, we may not be able to recover contractual payments and commitments due to us. Since the number of counterparties that purchase wholesale bulk energy is limited, we may be unable to find a new energy purchaser on terms similar to or at least as favorable as those in our current agreements or at all. Any interruption in or termination of payments by any of our counterparties could adversely affect our ability to pay project lenders and tax equity investors, could cause a default under the applicable project debt and tax equity financing arrangements, and could trigger cross-defaults under our other financing arrangements. In such a case, the cash flows we receive could be adversely affected. In addition, our ability to finance additional projects with offtake contracts from such counterparties would be adversely affected, undermining our ability to grow our business. The loss of or a reduction in sales to any of our offtakers could have a material adverse effect on our business, financial condition and results of operations.

Risks related to the operation and management of our renewable energy projects

Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences.

There are risks associated with the operation of our projects. These risks include, but are not limited to:

•	greater or earlier than expected degradation, or in some cases failure, of solar panels, inverters, transformers, turbines, gear boxes, blades and other equipment;

•
technical performance below projected levels, including the failure of solar panels, inverters, wind turbines, gear boxes, blades and other equipment to produce energy as expected, whether due to incorrect measures of performance provided by equipment suppliers, improper operation and maintenance, or other reasons;

•	design or manufacturing defects or failures, including defects or failures that are not covered by warranties or insurance;

•
insolvency or financial distress on the part of any of our service providers, contractors or suppliers, or a default by any such counterparty for any other reason under its warranties or other obligations to us;

•	increases in the cost of Operational Projects, including costs relating to labor, equipment, unforeseen or changing site conditions, insurance, regulatory compliance, and taxes;

•	loss of interconnection capacity, and the resulting inability to deliver power under our offtake contracts, due to grid or system outages or curtailments beyond our or our counterparties’ control;

•
breaches by us and certain events, including force majeure events, under certain offtake contracts and other contracts that may give rise to a right of the applicable counterparty to terminate such contract;

•
catastrophic events, such as fires, earthquakes, severe weather, tornadoes, ice or hail storms or other meteorological conditions, landslides, and other similar events beyond our control, which could severely damage or destroy a project, reduce its energy output, result in property damage, personal injury or loss of life, or increase the cost of insurance even if these impacts are suffered by other projects as is often seen following events like high-volume wildfire and hurricane seasons;

•	storm water or other site challenges;

•	the discovery of unknown impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or cultural resources at project sites;

•	the discovery or release of hazardous or toxic substances or wastes and other regulated substances, materials or chemicals;

•	errors, breaches, failures, or other forms of unauthorized conduct or malfeasance on the part of operators, contractors or other service providers;

•
cyber-attacks targeted at our projects as a way of attacking the broader grid, or a failure by us or our operators or contractual counterparties to comply with cyber-security regulations aimed at protecting the grid from such attacks;

•
failure to obtain or comply with permits, approvals and other regulatory authorizations and the inability to renew or replace permits or consents that expire or are terminated in a timely manner and on reasonable terms;

•	the inability to operate within limitations that may be imposed by current or future governmental permits and consents;

•	changes in laws, particularly those related to land use, environmental or other regulatory requirements;

•	disputes with government agencies, special interest groups, or other public or private owners of land on which our projects are located, or adjacent landowners;

•	changes in tax, environmental, health and safety, land use, labor, trade, or other laws, including changes in related governmental permit requirements;

•	government or utility exercise of eminent domain power or similar events;

•	existence of liens, encumbrances, or other imperfections in title affecting real estate interests; and

•	failure to obtain or maintain insurance or failure of our insurance to fully compensate us for repairs, theft or vandalism, and other actual losses.

These and other factors could have adverse consequences on our solar energy, wind energy or energy storage projects. For example, these factors could require us to shut down or reduce the output of such projects, degrade equipment, reduce the useful life of the project, or materially increase O&M and other costs. Unanticipated capital expenditures associated with maintaining or repairing our projects would reduce profitability. Congestion, emergencies, maintenance, outages, overloads, requests by other parties for transmission service, including on our facilities, actions or omissions by other projects with which we share facilities, and certain other events, including events beyond our control, could give rise to a partial or complete curtailment of generation or transmission of energy from our projects and could lead to one or more of our customers terminating their offtake contracts with us. Any termination of a project’s interconnection or transmission arrangements or non-compliance by an interconnection provider, an owner or operator of shared facilities, or another third party with its obligations under an interconnection, shared facilities, or transmission arrangement may delay or prevent our projects from delivering energy to our offtakers. If an interconnection, shared facilities or transmission arrangement for a project is terminated, we may not be able to replace it on terms as favorable as those of the existing arrangement, or at all, or we may experience significant delays or costs in connection with such replacement. In addition, due to supply chain disruptions, replacement and spare parts for solar panels, wind turbines and other key pieces of equipment may be difficult or costly to acquire or may be unavailable.

Any of the risks described above could significantly decrease or eliminate the revenues of a project, significantly increase a project’s operating costs, cause us to default under our financing agreements, or give rise to damages or penalties owed by us to an offtaker, another contractual counterparty, a governmental authority or another third party, or cause defaults under related contracts or permits. Any of these events could have a material adverse effect on our business financial condition and results of operations.

Energy production and revenues from our solar energy and wind energy projects depend heavily on suitable meteorological and environmental conditions and our ability to accurately predict meteorological conditions.

The energy produced, and revenue and cash flows generated, by a solar energy or wind energy project depend on suitable climatic conditions, particularly solar and wind conditions, both of which are beyond our control. Our solar energy projects require strong, consistent exposure to sunlight to achieve the predicted power generation and weather, geological or other conditions at our project sites, as well as climatological phenomena not experienced directly at our sites, may prevent adequate amounts of sunlight from reaching some or all of our solar energy projects. Also, our wind energy projects will only operate within certain wind speed ranges that vary by turbine model and manufacturer, and the wind resource at any given project site may not fall within such specifications.

Furthermore, components of our solar energy systems, such as panels and inverters, and wind energy projects, such as turbines and blades, could be damaged by severe weather or natural catastrophes, the exposure of our projects to which varies greatly due to the number of diverse regions in which our projects are located, examples of which include snowstorms, ice storms, hailstorms, lightning strikes, tornadoes and derechos, fires, earthquakes, landslides, mudslides, sandstorms, drought, dust-storms, floods, hurricanes or other inclement weather. In these circumstances, the provision of O&M or other services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available, and we may be obligated to bear the expense of repairing the damaged solar energy and wind energy systems that we own. Such extreme weather conditions or natural catastrophes may also severely affect our operations by greatly reducing energy output from our systems, and in cases of severe damage, to zero, causing a reduction in revenue in addition to increased costs due to damages. Replacement and spare parts for key components may be costly, or otherwise difficult or unavailable to obtain. Moreover, natural disasters may adversely affect the economy, infrastructure and communities in the regions where we conduct our business and regions and countries where we source our materials.

We base our investment decisions with respect to projects on the findings of solar or wind resource studies as well as remote modelling of solar or wind resources conducted by third-party engineers, all of which are used to generate predictions as to solar or wind resource over future periods and forecast methodologies used by third-party engineers may change over time. Actual weather, resource and other climatic conditions at a project site may not conform to the findings of these studies, and our projects may not meet anticipated production or transmission levels. Climatic conditions and resource expectations will continue to change over time, and we cannot accurately predict such changes. Further, weather patterns change in scope and magnitude in ways that diverge from historic trends, making it harder to predict the average annual amount of sunlight striking each of our solar energy project locations or prevailing wind patterns and speeds at our wind energy projects. Climate change also affects the severity and frequency of weather or other natural catastrophes and the geographical regions in which they are experienced. Our inability to accurately predict availability of solar or wind resources could adversely affect our profitability and, as a result, harm our business, financial condition and results of operations.

Our projects may not perform as we expect, and the protection afforded by warranties provided by our counterparties may be limited by the ability or willingness of a counterparty to satisfy its warranty obligations or by the expiration of applicable time or liability limits.

Although we expect to benefit from various warranties, including construction, product quality and performance warranties, provided by our counterparties in connection with the construction of our projects, the purchase of equipment necessary to operate our projects, and certain other matters, our counterparties may become insolvent, cease operations or otherwise default on their warranty obligations. Even if a counterparty fulfills its obligations, many of our warranties do not cover reimbursement for lost revenue, and we cannot guarantee any warranties will be sufficient to compensate us for all of our losses. Further, there are limitations in most warranties, including limits on liability. Many warranties have exclusions rendering them inapplicable if, for example, the owner does not follow the manufacturer’s operating instructions. We may disagree with a counterparty about whether a particular product defect, performance shortfall or other similar matter is covered by a warranty, in whole or in part, as well as the manner in which any such matter should be resolved. As a result, enforcing any such warranty may be costly or impossible. Such costs may include significant out-of-pocket and internal expenses, some or all of which may not be recovered. The failure of some or all of our projects to perform according to our expectations and limitations to our warranty coverage could have a material adverse effect on our business, financial condition and results of operations.

Our projects are subject to curtailment and other production restriction risks.

Our projects may be subject to curtailment or other production restrictions under various circumstances. Under the terms of certain of our offtake contracts, our projects’ delivery of electricity is subject to curtailment or other restrictions, including by our offtakers, regional transmission organizations or ISOs, for various reasons, including for system maintenance or reliability and stability purposes, over-generation, or due to transmission limitations, emergencies, force majeure or geopolitical circumstances. For example, as a result of reduced energy needs due to COVID-19, the government of Serbia partially curtailed offtake from project Blacksmith in 2020.

Additionally, under the terms of certain of our interconnection agreements, our projects may bear the risk of curtailment or other restrictions on production required by the regional transmission organization, balancing authority, transmission owner or ISO for similar reasons. As the penetration of renewable energy increases in electric transmission systems around the world, the risk of congestion leading to curtailment increases, particularly at the times of day and year when our projects are generating the most energy due to common resource availability among us and our competitors. In addition, the determination as to whether compensation for curtailments will be paid is made under contracts which may be subject to differing interpretations or may be breached by counterparties. Any curtailment or restriction could have a material adverse effect on our business, financial condition and results of operations.

Electricity prices are volatile, and decreases in demand for and the price of electricity we sell may harm our business, financial condition, results of operations and cash flows.

The amount of electricity consumed is affected primarily by overall demand for electricity, which may fluctuate in response to macroeconomic conditions, absolute and relative prices, availability of energy from various sources, energy conservation and demand-side management, as well as environmental and other governmental regulations. Decreases in the price of electricity may negatively impact our business and results of operations. The price of electricity could decrease as a result of:

•	construction of new, lower-cost power generation plants, including plants utilizing renewable energy or other generation technologies;

•	relief of transmission constraints that enable lower-cost and/or geographically distant generation to access transmission lines less expensively or in greater quantities;

•	reductions in the price of natural gas or other fuels;

•	the amount of excess generating capacity relative to load in a particular market;

•	decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;

•	development of smart-grid technologies that reduce peak energy requirements;

•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times;

•	changes in the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide and the prices for renewable energy certificates;

•	the structure of the electricity market;

•	weather conditions and seasonal fluctuations that impact electrical load; and

•	development of new energy generation technologies which could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our facilities.

We seek to minimize our exposure to electricity price volatility through the use of long-term offtake contracts. In select countries such as Sweden and Spain, where we sell electricity in the open market, we seek to hedge our market exposure through a wide range of products, including but not limited to forward sales of electricity.

Our hedging activities may not adequately manage our exposure to electricity prices.

We sell or intend to sell a significant portion of the electricity we generate in Sweden and Spain on the open market at spot-market prices and other select markets in future. In order to stabilize a portion of the revenue from such sales, we enter into hedging arrangements through a wide range of product types, including but not limited to forward sales and purchases of electricity. Hedging products may consist of physical power, financial swaps and options or structured transactions. If a project does not generate the volume of electricity covered by associated hedging arrangements, we could incur significant losses if electricity prices in the market rise substantially above the fixed price provided for in the hedging arrangement. If a project generates more electricity than is contracted in the hedging arrangement, the excess production will not be hedged and the related revenues will be exposed to market price fluctuations.

We may incur significant financial losses as a result of adverse changes in the mark-to-market values of the financial swaps or if the counterparties to our hedging contracts fail to make payments when due. In addition, if we have to unwind a hedging arrangement that has become uneconomical or for any other reason, we may be unable to hedge at all, which would expose our revenues to market price fluctuations. We could also experience a reduction in cash flow if we are required to post margin in the form of cash collateral to secure our delivery or payment obligations under these hedging agreements.

General business risks

We depend on certain Operational Projects for a substantial portion of our cash flows.

We depend on certain Operational Projects, and expect to depend on certain future projects, for a substantial portion of our cash flows. For example, one of our largest Operational Projects, Blacksmith, accounted for approximately 34% and 15% of our revenue for the year ended December 31, 2021 and the year ended December 31, 2022, respectively. Similarly, one of our Operational Projects, Gecama, which we operate on a Merchant Model without a PPA, accounted for 0% and 23% of our revenue for the year ended December 31, 2021 and the year ended December 31, 2022, respectively. While our dependence on Blacksmith is expected to continue to decline, and our dependence on Gecema is not expected to materially increase, as new projects reach commercial operation, we may not be able to successfully complete projects under construction and/or develop projects from our development pipeline in order to further diversify our sources of cash flow and reduce our portfolio concentration. Consequently, the impairment or loss of any one or more of the projects in our operating portfolio, such as Blacksmith or Gecama, could materially and disproportionately reduce our total energy generation and cash flows and, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our business strategy includes growing our portfolio of projects through acquisitions, which involves numerous risks.

Our strategy includes growing our business through acquisitions. Acquisitions involve numerous risks, including exposure to existing and future liabilities and unanticipated post-acquisition costs, dependence on approvals by regulatory bodies across various jurisdictions (including, with respect to certain acquisitions in the United States, the Committee on Foreign Investment in the United States), difficulty in integrating the acquired projects into our business and, if the projects operate in new markets, the risks of entering markets where we have limited experience. For example, projects may be acquired from parties that have made inaccurate representations, which exposes us to existing and future liabilities.

Additionally, we risk overpaying for such projects (or not making acquisitions on an accretive basis) and failing to retain the offtake agreements or other commercial agreements in place for such projects. While we have customarily and will continue to perform due diligence on prospective acquisitions, we may not have discovered, or may not in the future discover, all potential risks, operational issues or other problems affecting such projects. Future acquisitions might not perform as expected or the returns from such acquisitions might not support the financing utilized to acquire them or maintain them. A failure to achieve the financial returns we expect when we acquire renewable energy projects and assets could have a material adverse effect on our ability to grow our business.

Finally, we may not have sufficient availability under our credit facilities or have access to project-level financing, including, in some instances, tax equity financing, on commercially reasonable terms when acquisition opportunities arise. An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and effectuate our growth strategy. If financing is available, it may be available only on terms that could significantly increase our costs, impose additional or more restrictive covenants, or reduce cash flow.

Solar energy and wind energy may not remain primary sources of renewable energy.

Solar energy and wind energy have been the leading sources of clean electricity generation to date due to the low cost of electricity and the ability to access these resources in some form in many geographies. Our generation pipeline consists entirely of solar energy and wind energy Development Project, and therefore our growth is premised on solar energy and wind energy continuing to be the technology of choice for clean electricity generation. Should alternative technologies emerge that limit the demand for solar energy and wind energy technologies, our long-term growth may be adversely impacted.

There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

We may invest in and use newly developed, less proven, technologies in our Development Project or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular Development Project.

The ongoing coronavirus pandemic or any other pandemic could adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic has reached every region of the world and has resulted in widespread adverse impacts on the global economy. In response, we have modified certain business and workforce practices to conform to government restrictions and best practices encouraged by governmental and regulatory authorities. However, the quarantine of personnel or the inability to access our facilities could adversely affect our operations. Also, we have a limited number of highly skilled employees and third-party contractors operating our facilities, as well as developing and constructing assets in our development pipeline. If a large proportion of our employees or contractors in those critical positions were to contract COVID-19 at the same time, we would rely upon our business continuity plans in an effort to continue operations at our facilities and our development activities, but there is no certainty that such measures will be sufficient to mitigate the adverse impact to our operations that could result from shortages of highly skilled employees.

There is considerable uncertainty regarding how long the COVID-19 pandemic will persist and affect economic conditions, including as a result of new variants of the virus that are potentially more infectious or lethal, as well as whether governmental and other measures implemented to try to slow the spread of the virus, such as large- scale travel bans and restrictions, border closures, quarantines, shelter-in-place orders and business and government shutdowns that exist as of the date of this Annual Report will be effective or whether new measures will be implemented or reinstated. Restrictions of this nature may cause us, our suppliers, construction contractors and other business counterparties to experience operational delays and delays in the delivery of materials and supplies and may cause milestones or deadlines relating to development of various projects to be missed, or delay the maintenance or repair of operating assets.

We have in the past experienced, and may continue to experience, offtake curtailments, delays in obtaining certain components and materials required for the construction of our projects and delays in the actual construction of our projects, in part as a result of the COVID-19 pandemic. As a result, we could experience reductions in our revenues in future periods, or could fail to complete our Development Project in the manner and on the timeline described in this Annual Report or at all.

In addition, worsening economic conditions could result in our customers, contractors or suppliers being unable or unwilling to fulfill their contractual obligations over time, or as contracts expire, to replace them with agreements on similar terms, which would impact our future financial performance. The effects of COVID-19 or any other pandemic on the global economy could adversely affect our ability to access the capital and other financial markets, and if so, we may need to consider alternative sources of funding for some of our operations and for working capital, which may increase our cost of, as well as adversely impact our access to, capital.

Our projects depend, and will depend, on third-party service providers.

We have retained and will in the future retain third-party service providers to perform EPC, O&M and other services related to our projects. Outsourcing these functions involves the risk that third parties may not perform to our standards (including as a result of errors, breaches, failures, or other forms of unauthorized conduct or malfeasance), may not produce results in a timely manner or may fail to perform at all. Although we have not experienced any significant difficulties with our third-party service providers to date, it is possible that we could experience difficulties in the future, which could: (i) cause us to default on our contractual, financing, regulatory and other obligations; (ii) reduce our capacity to generate power from one or more projects on a temporary or permanent basis; (iii) lead to litigation or arbitration; or (iv) expose us to liquidated damages.

If a third-party service provider is terminated or resigns, or if we lose a provider through consolidation, or otherwise, it may be difficult or impossible to locate a suitable replacement. We may have limited access to alternative service providers or experience difficulty finding a replacement on a cost-efficient basis if the service providers on which we generally rely are unable to perform for any reason. Further, as the EPC and O&M service industries continue to consolidate, we may experience additional cost pressure from our service providers. We also may not be able or desire to retain third-party service providers on the same terms in the future, and, as a result, we may be forced to take on additional risk, such as cost inflation and other cost increases that would otherwise be covered by third-party providers and/or responsibilities associated with the construction and the operation and management of our projects. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Cost inflation could adversely affect our business and results of operations.

The renewable energy industry has seen long periods of declining equipment costs, which may not continue, or may reverse. Inflation or the absence of cost decreases could adversely affect us by increasing the actual or expected costs of land, raw materials and labor, and other goods and services needed to construct our projects, potentially reducing project profitability. Future increases in actual or expected costs may have an adverse impact on our business, financial condition and results of operations.

Our ability to effectively operate our business could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies effectively depends on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. These individuals possess development, construction, operational, management, legal, engineering, financial and administrative skills that are critical to the operation of our business. With the growth of the renewable energy industry, we have seen an increase in the need for experienced personnel with applicable experiences. In addition, the market for personnel with the required industry and technical expertise to succeed in our business is highly competitive, and we may be unable to attract and retain qualified personnel to replace or succeed key employees should the need arise. In order to remain competitive in attracting and retaining such personnel, we may need to increase the compensation of our employees, including new hires, beyond our current expectations. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We are subject to organizational and legal risks associated with our complex corporate structure and global operations.

Our corporate structure and operating model require coordination of business activities with multiple subsidiaries, joint ventures and partnerships across various jurisdictions as described elsewhere in this Annual Report. Failure to properly manage such business activities could have a material adverse effect on our business.

In addition, our operations are subject to risks inherent in conducting business globally. In addition to the cross- border regulatory and legal risks described elsewhere in this Annual Report, our business is subject to risks associated with management communication and integration problems resulting from cultural and geographic dispersion. Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, results of operations and financial condition may suffer. We may be unable to comply with changes in government requirements and regulations, which could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, investigations and enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our platform and could harm our business, results of operations and financial condition.

We are not able to insure against all potential risks, and we may become subject to higher insurance premiums or may not obtain insurance at all.

We are exposed to numerous risks inherent in the operation of renewable energy projects, including equipment failure, manufacturing defects, natural disasters, pandemics, terrorist attacks, cyber-attacks, sabotage, theft, vandalism, political risks in developing markets and environmental risks. Further, with respect to any projects that are under construction or development, we are, or will be, exposed to risks inherent in the construction and development of these projects. The occurrence of any one of these events may result in us being named as a defendant in lawsuits or in regulatory actions asserting claims for substantial monetary damages and/or other forms of relief, including those associated with environmental clean-up or other remediation or compliance costs, personal injury, property damage, fines and penalties.

Some of the risks to which we are exposed may not be insurable, including some risks related to terrorism. Even if the risks are generally insurable, we may not maintain or obtain insurance of the type and amount we desire at reasonable rates or at all, and we may elect to self-insure a portion of our portfolio. The insurance coverage we do obtain may contain large deductibles or insufficient coverage or fail to cover all risks or potential losses across our global footprint. We often cannot obtain full coverage at economic rates and are instead limited to probable maximum loss coverage subject to commercially reasonable limits. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including with respect to coverage, deductibles or premiums, or at all.

As the renewable energy industry grows, insurance providers may reassess the risks associated with solar energy and wind energy projects and we may experience higher insurance costs, including as the result of industry-wide increases in insurance premiums. Industry-wide increases in insurance premiums have recently and may in the future arise as the result of cost spreading efforts from major insurance providers following major natural disasters such as hurricanes or widespread wildfires. Finally, even if we believe that insurance should cover any particular claim, there may be litigation with insurance companies or others regarding the claim, and we may not prevail. The occurrence of any such natural disaster may result in our being named as a defendant in lawsuits asserting claims for substantial monetary damages, including those associated with environmental cleanup costs, personal injury, property damage, fines and penalties. If a significant accident or event occurs for which we are not fully insured, or if we are unable to obtain or retain a sufficient level of insurance, which could constitute a breach under our offtake contracts, we may experience a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with litigation or administrative proceedings that could materially affect us.

We are subject to risks and costs, including potential negative publicity, associated with lawsuits, claims or administrative proceedings, including lawsuits, claims or proceedings relating to our business or the, development, construction or operation of our projects. In addition, we may become subject to legal or administrative proceedings or claims contesting the issuance of a permit or seeking to enjoin the construction or operation of our projects. The result and costs of defending any such proceedings or claims, regardless of the merits and eventual outcome, may be material. Any such proceedings or claims could also materially delay our ability to complete construction of a project in a timely manner or at all or could otherwise materially adversely affect a completed project’s operations. Further, we have little control over whether third-party claims will be brought by one or more third parties, including public and private landowners, offtakers, equipment suppliers, construction firms, labor unions, and O&M and other service providers or their employees or contractors. Defending litigation, delays caused by litigation, and the costs of settling or other unfavorable outcomes, including judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations.

We and third parties with which we do business may be subject to cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war that could have a material adverse effect on our business, financial condition and results of operations, as well as result in significant physical damage to our projects.

Our operations rely on computer systems, hardware, software infrastructure and networks (collectively, “IT Systems”) that we manage or that are managed by third parties with which we do business, such as O&M and other service providers, and on the secure processing, storage and transmission of proprietary, confidential, financial and other sensitive information. We also rely heavily on IT Systems to operate our solar energy and wind energy projects. Failures and disruptions or compromises to our or our critical third parties’ IT Systems may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, bugs or vulnerabilities, physical or electronic break-ins, human error, intentional conduct, targeted cyberattacks, or similar events or incidents. Attacks, including those targeting IT Systems, such as electronic control systems used to operate our energy projects or the facilities of third parties on which our projects rely, could severely disrupt business operations and result in loss of service to offtakers and significant expense to repair or remediate system damage.

We process certain personal information about our employees. Although we have taken steps to protect our IT Systems and information maintained in those systems, we have experienced cyberattacks in the past and we expect attacks and security incidents to increase in the future. For example, in 2021, cybercriminals launched an attack on our IT Systems and managed to gain control over the control system in one of our small facilities in Israel. The attackers were not able to disrupt the production of electricity or cause any material damage. In 2022, several of our corporate email accounts were compromised, which resulted in a payment being made to a fraudulent third-party actor. Global threat actors and terrorists have targeted and will continue to target entities and projects like ours that operate in the energy and infrastructure sectors, including through disruptive attacks, such as those involving ransomware. We cannot guarantee the security or protection of our IT Systems, information or projects and we have little or no control over the IT Systems and facilities of third parties on which our projects rely. Additionally, energy-related facilities, such as substations and related infrastructure, are protected by limited security measures, in most cases only perimeter fencing and security cameras. Threat actors (such as ransomware groups) are becoming increasingly sophisticated and using tools and techniques that are designed to circumvent security controls, to evade detection and to remove or obfuscate forensic evidence. Our defensive measures, including back-up systems and those of critical third parties may fail to timely or effectively anticipate, detect, prevent or allow us to recover from cyberattacks. As a result of the COVID-19 pandemic, we also face increased cybersecurity risks due to the number of our employees and our third-party providers’ who are (and may continue to be) working remotely, which creates additional opportunities for cybercriminals to launch social engineering attacks and exploit vulnerabilities in non-corporate IT environments. Our costs to adequately counter the risk of cyber-attacks and to comply with contractual and/or regulatory compliance requirements may increase significantly in the future.

If our security measures or those of critical third parties are disrupted or fail, valuable information may be lost; our development, construction, O&M and other operations may be disrupted; we may be unable to fulfill our customer obligations; and our reputation may suffer. These risks may subject us to litigation, regulatory action and fines, remedial expenses, loss of current or future customers or project opportunities and financial losses beyond the scope or limits of our insurance coverage which could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. In addition, the White House, the Securities and Exchange Commission (the “SEC”) and other regulators have increased their focus on cybersecurity vulnerabilities and risk management, which may result in new rules, regulations or standards that could increase our costs of compliance, decrease revenues and have other adverse effects on our results.

Our current portfolio, as well as projects we may develop or acquire and the facilities of third parties on which our projects rely, may be targets of attacks, burglaries or terrorist attacks (particularly our project portfolio in Israel, which are at greater risk due to various conflicts in the region) and may be affected by responses to terrorist attacks, each of which could fully or partially disrupt our projects’ ability to produce, transmit, transport and distribute energy. To the extent such acts constitute force majeure events under our offtake contracts or interconnection agreements, the applicable offtaker generally may reduce or cease making payments to us and may terminate such offtake contract or interconnection agreement if such force majeure event continues for a period typically ranging from six to 12 months as specified in the applicable agreement. Any such attack could result in significant reconstruction or remediation costs, or otherwise disrupt our business operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise- wide management of specific operational risks such as fraud, trading, outsourcing and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

We may be subject to geopolitical risks resulting from Russia’s ongoing invasion of Ukraine.

Geopolitical risks and associated military action may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy. For example, the outbreak of hostilities between Russia and Ukraine in February 2022 led to global sanctions that have impacted the international economy and given rise to potential global security issues that may adversely affect international business and economic conditions. Additional geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and future geopolitical events, including further hostilities in Ukraine or elsewhere, could negatively impact global financial markets and our business and cause the price of our ordinary shares to decline.

Risks related to government regulation

Our projects and the industry in which we operate are highly regulated and may be adversely affected by legislative or regulatory changes or a failure to comply with energy regulations.

Our projects and the industry in which we operate are highly regulated, and the scope and nature of regulation may vary depending on jurisdiction. The sale of electric energy from our projects, either at wholesale or retail, and the transmission of electric energy therefrom, may be subject to varying levels of regulation. In addition, our processing of information about individuals is subject to a patchwork of complex and ever-evolving data privacy and security laws and frameworks. Therefore, we may need certain authorizations, exemptions or waivers prior to making any sales from our projects, transmitting electric energy from our projects, and issuing securities. We may be required to file updates and comply with certain requirements relating to, among other things, ownership, affiliation and market power, including changes thereto, to maintain such authorizations, exemptions or waivers, and failure to do so may result in our projects losing such authorization, exemptions or waivers. The loss or impairment of such authorizations, exemptions or waivers could have a material adverse effect on our business.

For example, we require certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. The Israel Electricity Authority (the “EA”) determines the tariff we will receive for the electricity we generate on the date of tariff approval (as well as fees we are required to pay to the IEC, for system operation services provided to us), requiring that we sign a purchase agreement with the IEC to purchase the electricity we produce as a condition for our receipt of a license. We are required to operate exclusively in accordance with the license terms, and are not entitled to withdraw from the PPAs, or to cancel the licenses, without the EA’s approval. Any change in license terms requires the approval of the EA or other regulators. In the event of breach of the terms of our license agreements, we could be subject to a variety of sanctions, including revocation or suspension of the license or loss of the guarantee provided by the license.

Our projects and certain upstream owners may be subject to books and records requirements and accounting and recordkeeping requirements. Our projects may also be subject to certain reliability standards, administrative compliance obligations, reporting requirements and burdens. We and our projects could be exposed to criminal and civil penalties, sanctions, disgorgement of projects and substantial monetary penalties for failure to comply with any such regulatory requirements.

A failure by us, our subsidiaries or projects to comply with applicable energy laws, regulations and rules could have a material adverse effect on our business, including any existing or future financing arrangements. In addition, changes in law, policy, regulation or rule could adversely affect the rates, terms and conditions of services from our projects and, therefore, our revenues.

Government interventions in response to current high energy prices may negatively impact revenues or increase our tax burden.

At both the European Union and member country levels, European countries have responded to the increased energy prices experienced in the last year by bringing forward a number of measures including the imposition of caps on energy prices, changes to price formulations and the proposal of windfall taxes on energy companies, including companies that generate renewable energy. These measures are aimed at protecting customers from increased prices and, with relevance to our business, by reducing and/or taxing revenue from energy generation. The scope of these measures is currently evolving but, of those already announced, we anticipate that revenues from our Operational Projects in Spain and Sweden may be negatively affected by the European Union’s electricity price cap. It is possible that these measures may intensify in the future such that they materially affect our performance. It is also possible that other countries in which we operate will adopt analogous measures.

Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.

Our strategy to grow our business partly depends on current government policies in the United States, Europe and globally that promote and support renewable energy and enhance the economic viability of developing, investing in, constructing, owning and operating renewable energy projects. In the United States, renewable energy projects currently benefit from various federal, state and local governmental incentives, such as ITCs, PTCs and Renewable Portfolio Standards (“RPS”) programs, accelerated tax depreciation, and other incentives provided for under the Inflation Reduction Act. In the European Union, the Renewable Energy Directive provides an economy-wide target for renewable energy use that is sought to be achieved, with individual member states of the European Union (“Member States”) introducing domestic legislation including incentives to encourage higher uptake. Other jurisdictions may also implement policies to incentivize renewable energy projects.

These policies have had a significant positive effect on the development of renewable energy projects in the United States, in other relevant jurisdictions and on the renewable energy industry more generally. These incentives make the development of renewable energy projects more competitive by providing tax credits and accelerated depreciation for a significant portion of the development costs, decreasing the costs associated with developing such projects, and creating demand for renewable energy assets through such programs.

Governmental incentives that promote the development of renewable energy projects could change at any time, and any loss or reduction in any or all of these renewable energy incentives and subsidies may reduce our willingness to pursue or develop certain renewable energy projects due to higher development costs or less attractive financing opportunities. Notably, the European Union is in the process of revising the Renewable Energy Directive, with a new position to be adopted by the end of 2023. The specific nature of any new targets and/or proposal adopted in the revision to the Renewable Energy Directive may have a material impact on the economic attractiveness of our projects to investors. In addition, a high level of governmental involvement in this sector, including with respect to promotion domestic renewable energy production, can mean that this sector is the subject of trade disputes and resulting import/export restrictions, including tariffs.

Additionally, some jurisdictions in the United States with RPS targets and a number of European Union Member States with national targets for renewable energy use pursuant to the Renewable Energy Directive, have met, or in the near future will meet, their renewable energy targets. If these jurisdictions do not increase their targets in the near future, demand for additional renewable energy could decrease. To the extent other jurisdictions do not adopt targets (including RPS targets), programs, or goals, demand for renewable energy could decrease in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to grow our business.

We may be negatively affected by tariffs or trade relations between the United States, China, the European Union, Israel and other countries.

We may be negatively affected by tariffs or adverse developments in trade relations between the United States, China, the European Union, Israel and other countries, including any actions that may be taken by other countries in retaliation. Tariffs, the adoption and expansion of trade restrictions, the occurrence or exacerbation of a trade war, or other governmental action related to tariffs, trade agreements or related policies could adversely affect our supply chain, access to equipment, costs and ability to economically serve certain markets. For example, the Section 201 tariffs introduced by the United States in January 2018 (which do not apply to bifacial panels) significantly increased the cost of importing components from China to construct projects in the United States. In February 2022, the Section 201 tariffs were extended for an additional four years. We have no control over the trade policies of the United States or other countries and we may be negatively affected by additional restrictive economic measures, such as tariffs or other changes to U.S. trade policies. Additional tariffs and extensions of existing tariffs are currently being considered by the U.S. government. This includes the potential for future additional tariffs following an announcement by the U.S. Department of Commerce in March 2022 that it will conduct circumvention inquiries with respect to solar cells and modules imported from Malaysia, Thailand, Vietnam and Cambodia. Any further cost increases or decreases in availability caused by trade policies could slow our growth and cause our financial results and performance metrics to suffer.

Our cross-border operations expose us to risks from sanctions and export control laws.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom or other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Our cross-border operations require us to comply with anti-bribery and anti-corruption laws.

Our international business requires us to comply with anti-corruption, anti-bribery and other similar laws, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, and other anti-corruption and anti- bribery laws in countries in which we (or third parties acting on our behalf) conduct activities. These laws generally prohibit companies and their officers, directors, employees, agents and anyone else acting on their behalf, from offering, promising, authorizing or providing anything of value to government officials for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA also requires U.S. issuers to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act 2010 also prohibits “commercial” bribery not involving government officials, the receipt of bribes, and requires companies to implement adequate procedures to prevent bribery.

We currently have interactions with government entities around the world which expose us to potential risks under anti-corruption and anti-bribery laws. As we increase our international sales and business, our risks under these laws may increase. In addition, we may participate in relationships with third parties whose conduct could potentially subject us to liability under the FCPA other anti-corruption laws even if we do not explicitly authorize or have actual knowledge of such activities. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures, and may also result in collateral litigation. We have established policies and procedures designed to assist us and personnel acting on our behalf in complying with applicable anti-bribery and anti-corruption laws and regulations; however, these policies and procedures may not prevent violation of these legal requirements, inadvertent or otherwise.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our Operational Projects and projects under construction are required to comply with numerous statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations (or may be issued in the future will) contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to significant fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain, obtain or comply with the conditions of all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Our business is subject to liabilities and operating restrictions arising from environmental, health and safety laws, regulations, and permits.

Our projects are subject to various environmental, health and safety laws (“EHS”), regulations, guidelines, policies, directives, permits, and other requirements governing or relating to, among other things:

•
the protection of wildlife, including migratory birds, bats, and threatened and endangered species, such as desert tortoises, or protected species such as eagles, and other protected plants or animals whose presence or movements often cannot be anticipated or controlled;

•	water use, and discharges of silt-containing or otherwise polluted waters into nearby wetlands or navigable waters;

•
hazardous or toxic substances or wastes and other regulated substances, materials or chemicals, including those existing on a project site prior to our use of the site or the releases thereof into the environment;

•
land use, zoning, building, and transportation laws and requirements, which may mandate conformance with sound levels, radar and communications interference, hazards to aviation or navigation, or other potential nuisances such as the flickering effect, known as shadow flicker, caused when rotating wind turbine blades periodically cast shadows through openings such as the windows of neighboring properties;

•	the presence or discovery of archaeological, historical, religious, or cultural artifacts at or near our projects;

•	the protection of workers’ health and safety; and

•	the proper decommissioning of the site at the end of its useful life.

If our projects do not comply with such laws, regulations, requirements or permits, each of which may vary across the jurisdictions in which we operate projects, we may be required to pay penalties or fines, curtail or cease operations of the affected projects, make costly modifications to such projects or seek new or amended permits for our projects. Violations of environmental and other laws, regulations, and permit requirements, including certain violations of laws protecting wetlands, migratory birds, and threatened or endangered species, may also result in criminal sanctions or injunctions. The global EHS regulatory environment continues to change, and significant changes in the legislative or regulatory EHS environment in jurisdictions in which we operate may have a material impact on our business.

Our projects also carry inherent EHS risks, including the potential for related civil litigation, regulatory compliance, remediation orders, fines, and other penalties. For instance, equipment or machinery at our projects could malfunction or experience other unplanned events that cause spills that exceed permitted levels, resulting in personal injury, fines, or property damage. EHS laws and regulations have generally become more stringent over time, and we expect this trend to continue. We may need to incur significant capital and operating costs to keep our projects in compliance with EHS laws and regulations. If it is not economical to make those expenditures, or if we violate any of these laws and regulations, it may be necessary to retire or suspend operations at our facilities or restrict or modify our operations to obtain or maintain compliance, either of which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we may be held liable for related investigatory and clean-up costs for any property where there has been a release or potential release of a hazardous substance, regardless of whether we knew of or caused the release or potential release, even in the absence of negligence. We could also be liable for other costs, including fines, personal injury, property damage or damage to natural resources. In addition, some environmental laws place a lien on a contaminated site in favor of the government as security for damages and costs it may incur relating to contamination and clean-up. Contained or uncontained hazardous substances on, under, or near our projects, regardless of whether we own or lease the property, or the inability to remove or otherwise remediate such substances may restrict or eliminate our ability to operate our projects.

Our projects are designed specifically for the landscape of each project site and cover a large area. Despite the fact that we conduct studies of project sites prior to construction, problems may arise, such as the discovery of archaeological, historical or cultural artifacts, threatened or endangered species or their habitat, or hazardous materials at our project sites. Such discoveries could result in the restriction or elimination of our ability to operate our business at a particular project site or, if during construction, could result in delays or termination of construction. Landscape-scale projects and operations may also cause effects to certain landscape views, trails or traditional cultural activities. Such effects may trigger claims from members of local communities alleging that our projects are infringing upon their legal rights or other claims, which could result in the in the restriction or elimination of our ability to operate our business at any project site.

Violations of environmental and other laws, regulations and permit requirements, the discovery of archaeological, historical or cultural artifacts, threatened or endangered species or their habitat, or hazardous materials at our project sites, or adverse effects on public or private lands could also result in negative publicity for us, which could, in turn, limit our ability to develop our solar energy and wind energy projects and acquire interests in additional renewable energy projects on favorable terms or at all.

Increased attention to, and evolving expectations for, environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve our ESG profile, such initiatives or achievements of such commitments may be costly and may not have the desired effect. For example, expectations around a company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. In addition, we may commit to certain initiatives or goals but not ultimately achieve such commitments or goals due to factors that are both within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. Increasing ESG-related regulation or legislation, such as the SEC’s climate disclosure proposal or the UFLPA, may also result in increased compliance costs or scrutiny. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations.

Risks related to our financing activities

We are exposed to interest rate risk.

Our activities are, and are expected to continue to be, financed through project debt, bonds and credit facilities and, as such, we are exposed to risk resulting from changes in the base interest rate of loans in the various markets in which we operate. While the existing debt of our subsidiaries largely accrues interest at fixed rates, some of our subsidiaries’ debt accrues interest at variable rates. We expect that our subsidiaries will continue to incur debt that accrues interest at both fixed and variable rates in connection with the financing of future projects.

Moreover, as a result of widespread inflation in the global economy, certain governmental authorities responsible for administering monetary policy have recently increased, and are likely to continue to increase, applicable central bank interest rates, which could increase the costs required to obtain debt financing in the future or refinance current indebtedness. We manage our interest rate exposure by monitoring current interest rates, entering into interest rate swap contracts and continuing to use a combination of fixed-rate and variable-rate debt. Interest rate swaps are used to mitigate or adjust interest rate exposure when appropriate based upon market conditions or when required by financing agreements. As of December 31, 2022, we had approximately $163.1 million of consolidated variable-rate debt outstanding net of deferred financing costs and $1.8 billion of fixed-rate debt outstanding. Variable rate debt largely included draws on a short-term construction loan for Apex Solar and draws on our credit facility with Bank Leumi Le-Israel Ltd. in December 2022 as discussed elsewhere in this annual report. Assuming no change in the variable-rate debt amount outstanding, the impact on interest expense of a 2% increase or decrease in the average interest rate would be approximately $895,000 per year.

Our subsidiaries’ substantial amount of indebtedness may adversely affect our ability to operate our business, and our failure to comply with the terms of our indebtedness could have a material adverse effect on our financial condition.

As of December 31, 2022 our consolidated indebtedness, net of deferred financing costs, was approximately $2.0 billion. For more information, see Item 5. “Operating and Financial Review and Prospects.” Our subsidiaries’ substantial indebtedness could have consequences on our business operations. For example,

•
if our subsidiaries are unable to fulfill payment or other obligations or comply with their covenants under the agreements governing our indebtedness, such subsidiaries could default under such agreements or be rendered insolvent, or lenders may exercise rights and remedies under the terms of such agreements, such as foreclosure on us, our subsidiaries, or our and their projects or other assets, which could materially adversely affect our business, financial condition and results of operations;

•
our subsidiaries’ substantial indebtedness could limit our ability to fund operations of future acquisitions and our financial flexibility, which could reduce our ability to plan for and react to unexpected opportunities and contingencies;

•
our subsidiaries’ substantial debt service obligations and maturities make us vulnerable to adverse changes in general economic, industry and competitive conditions, credit markets, capital markets, and government regulation that could place us at a disadvantage compared to competitors with less debt or more capital resources;

•
the financing arrangements of certain of our subsidiaries are subject to cross-collateralization or other similar credit support arrangements that could heighten the risks associated with defaults under our and their debt obligations, increase the potential that adverse events relating to individual projects could materially affect our financing arrangements on a broader scale, or limit our ability to freely sell or finance some or all of our projects; and

•
our subsidiaries’ substantial indebtedness could limit our ability to obtain financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes.

If our subsidiaries do not comply with their obligations under their debt instruments, they may be subject to acceleration of the obligations thereunder, requiring them to refinance all or a part of the indebtedness under such instruments, which may force us to accept then-prevailing market terms that may be less favorable and could reduce our cash flow. If, for any reason, our subsidiaries are unable to refinance such indebtedness of our projects, those projects may be in default of their existing obligations, which may result in a foreclosure on the collateral and loss of the applicable projects. In addition, if for any reason our subsidiaries are unable to refinance the existing indebtedness of our projects with new debt, we may issue additional ordinary shares or other equity interests in us or any of our subsidiaries, which may dilute our the then-existing holders of ordinary shares in our net assets, or we may be required to guarantee the obligations of our subsidiaries, which could subject us to increased credit risk. Any such events could have a material adverse effect on our business, financial condition and results of operations.

In addition, increases in interest rates and changes in debt covenants may reduce the amounts that we can borrow, reduce our cash flows and increase the equity investment we may be required to make in any projects we may develop or acquire. If our subsidiaries are not able to generate sufficient operating cash flows to repay their outstanding indebtedness or otherwise are unable to comply with the terms of their indebtedness, we could be required to reduce capital expenditures and operating expenditures, reduce the scope of our projects, sell some or all of our projects, or delay construction of projects we may develop or acquire, all of which could have a material adverse effect on our business, financial condition and results of operations.

We or our subsidiaries may not be able to obtain project financing on attractive terms, or at all, which may adversely affect our ability to fund the development and construction of our projects. We expect to be dependent on tax equity financing arrangements in the United States, which may not be available in the future.

We rely heavily on third-party project finance, including tax equity arrangements for our U.S. projects, to finance our business and the development and construction costs of our projects and other capital expenditures. The terms of our financing arrangements and the amount of financing available to us is dependent on a variety of factors, including general market conditions and assumptions with respect to the value of our projects and anticipated future cash flows. If we are unable to raise additional funds when needed, we may be required to delay or abandon development and construction of projects, reduce the scope of projects or sell some of our projects, or default on our existing contractual commitments. We also may be unable to refinance existing arrangements at their contractual maturity, which may cause us to default on such obligations and be subject to foreclosure by the project’s lenders. We may not be successful in locating suitable financing transactions in the time period required or at all, or on terms we find attractive, and we may not obtain the capital we require by other means, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Our U.S. projects will often rely on third-party tax equity funding to capitalize on available tax incentives because we do not have sufficient tax capacity to make use of all such credits, and the market for those tax equity investors is particularly restricted to a small number of investors. We intend to develop or acquire projects in the future that utilize tax equity financing to monetize tax benefits available to certain renewable energy assets. However, no assurance can be given that tax equity investors will be available or willing to provide financing on acceptable terms at the time of any such development or acquisition or that the tax incentives and benefits that are needed to make tax equity financing available will remain in place. For example, the tax equity financing market was constrained during 2020 as a result of COVID-19 because tax equity investors were unable to estimate their tax capacity due to volatility in the economy, and the market is just beginning to return to pre-COVID-19 capacity. Furthermore, as the renewable energy industry expands, the cost of tax equity financing may increase and there may not be sufficient tax equity financing available to meet the total demand in any year. Our business strategy depends on the availability of tax equity financing to develop and acquire additional assets. Therefore, our inability to enter into tax equity financing agreements with attractive pricing terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, there is a limited number of potential tax equity investors. Such investors have limited appetite for tax equity financing and renewable energy developers, operators and investors compete against one another and with others for their capital.

We may be unable to secure refinancing of indebtedness on favorable terms or at all upon the maturity thereof and may be required to incur significant costs to novate existing swap arrangements in connection with a refinancing.

The outstanding project-level indebtedness for all of our projects is scheduled to mature prior to the anticipated end of such projects’ useful life and the full amortization of such loans. In addition, we have substantial other indebtedness, which is scheduled to mature in the next several years. Upon the maturity of such indebtedness, our ability to obtain refinancing on attractive terms is contingent on a number of factors, including changes to the prevailing market terms on which indebtedness is generally available, changes to the industry in which we operate, local market conditions in the jurisdictions in which our projects are located, the continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’ appetite for investments in renewable energy and infrastructure assets, and assessment of our credit risk at the time. It may not be possible to secure refinancing on terms that we think are attractive or at all. Adverse terms may negatively affect our ability to operate our projects or may require us to use a significant portion of the project’s cash flow to make payments related to the debt financing. Further, the process of identifying new financing sources and agreeing on all relevant business and legal terms could be lengthy and could require us to slow the rate of the growth of our business until such new financing arrangements were in place. In connection with any refinancing, we could also be required to incur potentially significant costs associated with the novation or cash settlement of any outstanding swaps or other financial derivatives executed in connection with indebtedness being refinanced. Our failure to secure refinancing of indebtedness or inability to do so on terms that we think are commercially acceptable, and the costs associated with novating or settling any related derivatives in connection with any such refinancing, could materially adversely affect our business, results of operations and financial conditions. We have historically used cash from refinancing to help fund our business and we may be adversely affected if we are unable to have continued access to this source of funding of our business.

We are exposed to risks inherent in our use of financial derivative arrangements, including interest rate swaps.

Most of our subsidiaries’ indebtedness accrues interest at variable rates, and such subsidiaries are parties to interest rate swaps that attempt to reduce the impact of interest rate volatility on such subsidiaries’ related payment obligations. In the vast majority of cases, our project lenders require us to enter into swaps to provide an economic hedge for our variable rate debt. The use of interest rate swaps, however, does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. Such transactions may also limit the opportunity for gain if the value of a position increases. In addition, to the extent that actively quoted market prices and pricing information from external sources are not available, the valuation of these contracts will involve judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. We are also exposed to the risk of default by a swap counterparty, which may become a particularly pronounced risk in the case of a large-scale financial crisis.

If our interest rate swaps or any other financial derivative arrangements that we may enter into in the future perform in a manner that we do not anticipate, it could materially adversely affect our business, financial condition and results of operations.

We guarantee certain of the obligations of our projects and other subsidiaries, and a requirement to make a payment under such guarantee may have a material adverse effect on our financial condition or liquidity.

Our subsidiaries incur various types of debt and other obligations. Project non-recourse debt or obligations are repayable solely from the applicable project’s or entity’s future revenues and, in some cases, are secured by the project’s or entity’s physical assets, major contracts, cash accounts and our ownership interests in other entities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so or unable to do so on favorable terms, and thus may be liable for some or all of our subsidiaries’ obligations on a recourse basis. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries, as well as other sources of available cash, reducing the cash available to execute our business plan. In addition, if our subsidiaries default on their obligations under non-recourse financing or other agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral (which foreclosure would result in a loss of our ownership interest in the subsidiary or in some or all of its assets). Such payments or losses could have a material adverse effect on our business, financial condition and results of operations.

The use of tax equity arrangements to finance projects will limit certain management rights and operational flexibility with respect to those projects, as well as our rights to cash flows, tax credits and depreciation deductions generated by those projects.

We expect that all of our U.S. projects will have tax equity financing arrangements in place. Under many of these arrangements, a tax equity investor acquires an equity interest in the company that directly or indirectly owns the project, which entitles the tax equity investor to a significant percentage of the tax credits and depreciation deductions generated by the project, as well as a percentage of the project’s cash flows (which may be significant in certain transactions), until a certain point in time. If a project underperforms, it could delay such point in time and, as a consequence, a tax equity investor may become entitled to receive a greater percentage or, in some cases, all of the project’s cash flows until such point in time. The tax equity investor also has the right to approve most major management decisions with respect to the applicable project. These approval rights include decisions regarding material capital expenditures, replacement of major contracts, bankruptcy and the sale of the applicable project. To the extent we want to incur project-level debt at a project in which we co-invest with a tax equity investor, we may be required to obtain the tax equity investor’s consent prior to such incurrence. In addition, the amount of debt that could be incurred by an entity in which we have a tax equity co-investor may be further constrained because even if the tax equity investor consents to the incurrence of the debt at the entity or project level, the tax equity investor may not agree to pledge its interest in the project, which could reduce the amount that can be borrowed by the entity. As a result, compliance with our obligations to our tax equity investors may prevent us from making certain business decisions.

Indemnification claims by a tax equity investor, project lender or other counterparty may reduce our right to cash flows generated by a project and could result in a cross-default under project-level debt financing.

Certain of our project subsidiaries may make representations, warranties and covenants to tax equity investors, project lenders or other counterparties with respect to, among other things, a project’s initial and continued eligibility for tax credits, the tax basis of those assets and accelerated tax depreciation, and fulfillment of obligations under construction contracts, purchase and sale agreements, tax equity financing documents, and certain other project and finance agreements. The potential exposure of our project subsidiaries under such representations, warranties or covenants is significant, and in certain cases, we or our subsidiaries provide guarantees or undertakings with respect to such obligations that could result in substantial liabilities that are recourse to us or our subsidiaries and not limited to the specific project. If any representation, warranty or covenant is untrue or breached, we or our subsidiary may be required to indemnify the tax equity investors and the project subsidiary may be required to pay all of the project’s operating cash flow to the tax equity investors until such indemnity obligation is satisfied. Any such indemnity obligation or cash sweep by us or our project subsidiary could result in a cross-default under the terms of the project’s senior debt or impose material liabilities on us or our other subsidiaries, and correspondingly have a material adverse effect on our business, financial condition and results of operations.

We do not wholly own certain of our projects. If we are unable to find suitable partners or investors, or experience disagreements with our existing partners or investors, our business plans, including our ability to recycle capital in our business, and results of operations, could be adversely affected.

Many projects in our portfolio are owned through certain joint ventures or with other partners. In particular, we have sold minority interests in several of our projects to major Israeli institutional bodies. Our strategy going forward is to occasionally sell minority interests (up to 49.9%) in our projects near the completion of construction. In some cases, all or a portion of our projects are owned by an investment fund we manage, and in some cases our management decisions are subject to investor consent rights. Our co-owners and fund investors may have interests that are different from ours which may result in conflicting views as to the conduct and management of the projects. Although we currently control these and expect to control future projects, we may not be able to favorably resolve disagreements with our partners or investors arising from a particular issue to come before the project, or as to the operation or management of the project, and such disagreements could hinder the operations of such project, or require additional management resources and attention. Any disagreements with our partners or investors could adversely affect our business plans, including our ability to recycle capital in our business, and results of operations.

We may not be able to fund our business through sales of existing assets or equity in our existing projects, which could adversely affect our liquidity to fund future growth.

We may seek to fund future acquisitions and the development and construction of new projects by selling assets or equity interests in our projects. Our ability to sell such assets or interests, and the prices we receive upon a sale, may be affected by many factors, and we may be unable to execute our strategy. In particular, these factors could arise from weakness in or the lack of demand, changes in the financial condition or prospects of prospective purchasers and the availability of financing to potential purchasers on reasonable terms, the number of prospective purchasers, the number of competing properties on the market, unfavorable local, national or international economic conditions, including as a result of the COVID-19 pandemic, industry trends, and changes in laws, regulations or fiscal policies of jurisdictions in which the asset is located. We may not be able to sell such assets or interests, the terms of any such sales may not meet our expectations, and we may incur losses in connection with those sales, which could result in less liquidity to fund future growth. Failure to complete such sales may cause us to seek liquidity from alternative sources, such as raising additional debt or equity and diluting existing shareholders, which may be less favorable to our shareholders and could have a material adverse impact on our business, financial condition and results of operations.

Risks related to our financial condition

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes.

We are an Israeli company and therefore subject to Israeli corporate income tax. Based on our current corporate structure and operations, we are also subject to taxation in several other jurisdictions around the world. Tax laws in Israel and these other jurisdictions are increasingly complex, the application of which can be uncertain.

The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the reported tax treatment does not reflect the manner in which we operate our business.

If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business, financial condition and results of operations.

As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our tax obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities.

We operate currently in several jurisdictions in addition to Israel. In the event that our business expands to additional jurisdictions, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under IFRS, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) pre-tax operating results of our business.

Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Israel Tax Authority (the “ITA”) and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross- jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

Our access to cash may be reduced as a result of various factors, including restrictions on our subsidiaries’ cash distributions to us under the terms of their indebtedness.

We require cash to serve our long term debt and for our ongoing operations, and the ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness.

The agreements governing our subsidiaries’ project-level debt contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions and restrict our subsidiaries from making more than one distribution per quarter or per six-month period. If any of our subsidiaries is unable to satisfy any of these tests or covenants or is otherwise in default under such agreements, it would be prohibited from making distributions that could, in turn, limit our available cash. Also, upon the occurrence of certain events, including our subsidiaries’ inability to satisfy distribution conditions for an extended period of time, our subsidiaries’ revenues may be swept into one or more accounts for the benefit of the lenders under the subsidiaries’ debt agreements and the subsidiaries may be required to prepay indebtedness. Restrictions preventing our subsidiaries’ cash distributions could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the we maintain the majority of our cash and cash equivalents in accounts with major and highly rated multi-national or local financial institutions, and our deposits at certain of these institutions significantly exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Currency exchange rate fluctuations may affect our operations.

We are exposed to currency exchange rate fluctuations. For example, 58% of our revenue for the year ended December 31, 2022 was denominated in EUR and approximately 28% was denominated in NIS. Similarly, for the three months ended December 31, 2022, 71% of our revenue was denominated in EUR and 21% in NIS. Moreover, the cash on our balance sheet as of March 15, 2023 is largely held in USD, while our future investments in projects will largely be denominated in both USD and EUR. We expect revenue from the European and Israeli markets to continue to represent a meaningful portion of our revenue, though we also expect revenue denominated in USD from projects located in the United States to increase in the coming years. Given that a significant portion of our headquarter expenses are denominated in NIS and USD while our revenue is denominated in multiple currencies, we are exposed to the risks inherent in currency exchange rate fluctuations.

To the extent that we engage in hedging activities to reduce our currency exchange rate exposure, we may be prevented from realizing the full benefits of exchange rate increases above the level of the hedges. However, because we are not fully hedged, we will continue to have exposure on the unhedged portion of the currency we exchange. Additionally, our hedging activities may not be as effective as we anticipate at reducing the volatility of our future cash flows. Our hedging activities can result in substantial losses if hedging arrangements are imperfect or ineffective or our hedging policies and procedures are not followed properly or do not work as intended. Further, hedging contracts are subject to the credit risk that the other party may prove unable or unwilling to perform its obligations under the contracts, particularly during periods of weak and volatile economic conditions. Certain of the financial instruments we use to hedge our exchange rate exposure must be accounted for on a mark-to-market basis. In addition, foreign currency translation risk arises upon the translation of the financial statements of our subsidiaries whose functional currency is the NIS, EUR or other foreign currency into USD for the purpose of preparing our combined financial statements included elsewhere in this Annual Report. The assets and liabilities of our non-U.S. subsidiaries are translated at the closing rate at the date of reporting and income statement items are translated at the average rate for the period. These currency translation differences may have significant negative impacts. Foreign currency transaction risk also arises when we or our subsidiaries enter into transactions where the settlement occurs in a currency other than ours or our subsidiaries’ functional currency. Exchange differences arising from the settlement or translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized as profit or loss in the period in which they arise, which could materially impact our net income. Any measures that we may implement to reduce the effect of currency exchange rate fluctuations and other risks of our multinational operations may not be effective or may be overly expensive. Any exposure to adverse currency exchange rate fluctuations could materially and adversely affect our financial condition, results of operations and cash flows.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

We and our subsidiaries are or will in the future be subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions may prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, issue equity interests, enter into material or affiliate contracts and create subsidiaries. Financial covenants in our bonds and in our corporate credit facilities limit our overall indebtedness to a percentage of total capitalization and require us to maintain certain other financial ratios which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due, and such event may cause our credit rating to deteriorate and subject us to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Risks related to the ownership of our ordinary shares

Our share price may decline or may be volatile regardless of our operating performance, and you may not be able to resell your ordinary shares at or above the price at which you purchased them.

The market price of our ordinary shares could be subject to significant fluctuations. The price of our ordinary shares may change in response to our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry. As a result, our share price may experience significant volatility that is not necessarily reflective the value of our expected performance. Among other factors that could affect our share price are:

•	changes in laws or regulations applicable to our industry or offerings;

•	speculation about our business in the press or investment community;

•	investor interests in environmental, social and governance-focused companies;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	sales of our ordinary shares by us or our principal shareholders, officers and directors;

•	the expiration of contractual lock-up agreements;

•	the development and sustainability of an active trading market for our ordinary shares;

•	success of competitive products or services;

•
the public’s response to press releases or other public announcements by us or others, including our filings with the SEC, announcements relating to litigation or significant changes in our key personnel;

•	the effectiveness of our internal controls over financial reporting;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	tax developments in the United States or other countries;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	changes in accounting principles.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. The stock prices of many energy- related companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our ordinary shares to decline.

You may not be able to resell any of our ordinary shares at or above the price at which you purchased them. If the market price of our ordinary shares does not exceed the price at which you purchased them, you may not realize any return on your investment and may lose some or all of your investment.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid any dividends on our ordinary shares, and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase our ordinary shares may be unable to realize a gain on their investment except by selling such shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends.

Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E “Taxation-Israeli Tax Considerations” for additional information.

The price of our ordinary shares could decline if securities analysts do not publish research or if securities analysts or other third parties publish unfavorable research about us.

The trading of our ordinary shares is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. If one or more analysts downgrade our ordinary shares or publish unfavorable research about our business, our share price would likely decline. If one or more securities or industry analysts ceases to cover us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

The issuance by us of additional ordinary shares or the issuance by us of, or exercise of, convertible or other equity securities may dilute your ownership of our ordinary shares and incurrence of indebtedness may restrict our operations, both of which could adversely affect our share price.

From time to time in the future, we may issue additional ordinary shares, securities convertible into ordinary shares, or other equity securities to raise additional capital or pursuant to a variety of transactions, including acquisitions. The issuance by us of additional ordinary shares or securities convertible into our ordinary shares would dilute your ownership of our ordinary shares and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our ordinary shares. We may also seek additional capital through debt financings. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, to make capital expenditures, to create liens or to redeem shares or declare dividends, that could adversely affect our ability to conduct our business.

Future sales, or the perception of potential future sales, by us in the public market could cause the market price for our ordinary shares to decline.

The sale of substantial amounts of shares of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We will continue to incur increased costs as a result of operating as a U.S. public company, and our management will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a U.S. public company, and particularly after we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering in the United States, which we completed on February 13, 2023 (the “U.S. IPO”). The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, the Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will continue to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and make it more difficult for us to attract and retain qualified members of our board of directors.

We continue to evaluate these rules and regulations but cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We are also continuing to improve our internal control over financial reporting.  In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. In addition to our results determined in accordance with IFRS, we believe certain non-IFRS measures and key metrics may be useful in evaluating our operating performance. We present certain non-IFRS financial measures and key metrics in this Annual Report and intend to continue to present certain non-IFRS financial measures and key metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-IFRS financial measures and key metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations that we will be required to include in our second annual report that we file with the SEC and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our annual reports after we lose our status as an “emerging growth company.” Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the second annual report following the completion of our U.S. IPO. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Additionally, while we remain an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

We are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition, and results of operations and could cause a decline in the price of our ordinary shares.

Our operating results and our ability to grow may fluctuate from quarter to quarter and year to year, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations.

Our quarterly and annual operating results and our ability to grow are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past and expect to experience such fluctuations in the future. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	fluctuations in demand for solar energy or wind energy;

•	our ability to complete our wind energy and solar energy projects in a timely manner;

•	the availability, terms and costs of suitable financing;

•	our ability to continue to expand our operations and the amount and timing of expenditures related to this expansion;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments;

•	expiration or initiation of any governmental rebates or incentives;

•	actual or anticipated developments in our competitors’ businesses, technology or the competitive landscape; and

•	natural disasters or other weather or meteorological conditions.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance.

Our actual financial results may differ materially from any guidance we may publish from time to time.

We may, from time to time, provide guidance regarding our future performance that represents our management’s estimates as of the date such guidance is provided. Any such guidance would be based upon a number of assumptions with respect to future business decisions (some of which may change) and estimates, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies (many of which are beyond our control). Guidance is necessarily speculative in nature and it can be expected that some or all the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Our ability to meet any forward-looking guidance is affected by a number of factors, including, but not limited to, our ability to complete our wind energy and solar energy projects in a timely manner, and pricing of offtake contracts we enter into, changes in construction and operating costs, changes in electricity prices, the availability of financing on acceptable terms, the availability of rebates, tax credits and other incentives, changes in policies and regulations, the availability and cost of solar panels, wind turbines, inverters, batteries and other raw materials, as well as the other risks to our business described in this “Risk Factors” section. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results may vary from such guidance and the variations may be material. Investors should also recognize the reliability of any forecasted financial data diminishes the farther into the future the data is forecast. In light of the foregoing, investors should not place undue reliance on our financial guidance and should carefully consider any guidance we may publish in context.

If our long-lived assets or project-related assets become impaired, we may be required to record significant charges to earnings.

We may be required to record significant charges to earnings should we determine that our long-lived assets or project-related assets are impaired. Such charges may have a material impact on our financial position and results of operations. We review long-lived and project-related assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If our projects are not considered commercially viable, we would be required to impair the respective assets, which may have a material adverse effect on our business, financial condition and results of operations.

We are an emerging growth company, as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we rely on these reduced disclosure requirements.

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important.

We may remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue equals or exceeds $1.235 billion; (ii) the date that we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which will occur if the market value of our common equity securities held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have issued, during the preceding three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2028, which is the last day of the fiscal year ending after the fifth anniversary of our U.S. IPO.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish quarterly information on Form 6-K, and (4) Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums, certain shareholder voting requirements and certain requirements relating to independent director oversight of director nominations. For more information, see Item 6.B “Board Practices—Corporate Governance Practices” and Item 16.G “Corporate Governance.” We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we no longer qualify as a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Prior authorization from the Federal Energy Regulatory Commission (“FERC”) may be required in the future for the direct or indirect transfer, sale, acquisition or other disposition of 10% or greater of our securities.

U.S. federal law requires our subsidiaries that become FERC-jurisdictional public utilities either to (1) obtain prior authorization from FERC or (2) qualify for a blanket authorization granted by FERC order or available under FERC’s regulations, in each case for the direct or indirect transfer, sale or other disposition of 10% or greater of our voting securities or the voting securities in any of our FERC-jurisdictional public utility companies. Similar restrictions imposed by U.S. federal law apply to a purchaser of our securities who is a holding company under the Public Utility Holding Company Act of 1935 in a holding company system that includes a transmitting utility or an electric utility. Accordingly, as a general matter, absent prior authorization by FERC or qualification for a blanket authorization granted by FERC order or available under FERC’s regulations, no purchaser, together with its affiliates (as defined in FERC’s regulations), can legally acquire, directly or indirectly, 10% or more of a FERC- jurisdictional public utility subsidiary’s issued and outstanding securities or otherwise acquire control over a FERC- jurisdictional public utility subsidiary. A violation of these requirements could subject the party in violation to substantial civil or criminal penalties under U.S. federal law, including possible sanctions and FERC rendering the transaction void.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our market capitalization and the current and anticipated composition of our income, assets, and operations, we believe that we were not a PFIC for the year ended December 31, 2022 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the year ended December 31, 2022 or the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be active business commodities gains under the Code. Based on the manner in which we operated in the year ended December 31, 2022, currently operate and intend to operate, we believe it reasonable for United States Holders (as defined in Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations for United States Holders”) to take the position that our gross income from energy sales is active. However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the United States Internal Revenue Service (“IRS”) or a court will agree with this position. If our income from sales of energy is not treated as derived from an active commodities business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that were not a PFIC for the year ended December 31, 2022 or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations for United States Holders—Passive Foreign Investment Company Considerations.”

If a United States person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

The dual listing of our ordinary shares may adversely affect the liquidity and value of our ordinary shares.

Our ordinary shares will continue to be admitted to trading on the TASE in a different currency than on Nasdaq (USD on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones and different public holidays in the United States and Israel). We cannot predict the effect of this dual listing on the value of our ordinary shares. However, the dual listing of our ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ordinary shares in the United States. The price of our ordinary shares could also be adversely affected by trading in our ordinary shares on the TASE.

Our Articles of Association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

Our Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act (the “Federal Forum Provision”). Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Alternatively, if a court were to find the Federal Forum Provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. The Federal Forum Provision will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against the us, our directors and officers.

Risks related to our incorporation and location in Israel

As some of our wind energy and solar energy projects are located in Golan Heights, rising political tensions and negative publicity may negatively impact our business.

Some of our wind energy and solar energy projects are located in the Golan Heights. The Golan Heights are currently under Israeli jurisdiction and authority. While the United States recognizes Israeli sovereignty over the Golan Heights, the European Union does not. There has been negative publicity, primarily in Western Europe, against companies operating in the Golan Heights.

We conduct operations in Israel and, therefore, political, economic, judicial and military instability in Israel may adversely affect our business.

We are incorporated under Israeli law, and our principal offices and a significant portion of our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors. At this stage, where the proposed legislation has not yet become effective, and with its scope not yet fully determined, we cannot accurately access the possible impact of these changes on our business.

In addition, several countries restrict doing business with Israel. The State of Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

It may be difficult to enforce the judgment of a U.S. court against us, our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

Most of our directors or officers are not residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if (among other things) it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Articles of Association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s registered share capital, mergers and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company.

However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of our Articles of Association and of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and our Articles of Association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, which may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	the Companies Law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•
the Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•
our Articles of Association generally do not permit a director to be removed from office except by a vote of the holders of at least (65%) of our outstanding shares entitled to vote at a general meeting of shareholders, except that a simple majority will be required if a single shareholder holds more than 50% of the voting rights in the Company; and

•	our Articles of Association provide that director vacancies may be filled by unanimous resolution of our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to a certain share swap transaction, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Our Articles of Association provide that, unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees.

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). These exclusive forum provisions (the “Israeli Forum Provisions”) are intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. The Israeli Forum Provisions will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. The Israeli Forum Provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors or other employees which may discourage lawsuits against us or our directors, officers and employees. An Israeli court may decide not to enforce the Israeli Forum Provisions in whole or in part, depending on the circumstances, and has broad authority to choose substitute provisions that will govern. If an Israeli court were to find the Israeli Forum Provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Item 4. Information on the Company

A.          History and Development of the Company

Enlight Renewable Energy Ltd. was founded on August 6 2008 and merged into a company named Sahar Investments Ltd. in 2010, which subsequently changed its name to Enlight Renewable Energy Ltd. on August 4, 2010. Our commercial name is Enlight Renewable Energy. In February 2023, we listed our shares on the Nasdaq Global Select Market under the symbol “ENLT” and our ordinary shares have traded on the Tel Aviv Stock Exchange (“TASE”) since February 2010. We are a company limited by shares organized under and subject to the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 520041146. Our principal executive offices are located at 3 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

Our website address is www.enlightenergy.co.il, and our telephone number is +972-3-900-8700. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investors” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

Our agent for service of process in the United States is Enlight Renewable Energy LLC, which maintains its principal offices at 800 W. Main St., #900, Boise, Idaho 83702. Its telephone number is 208-440-5719.

For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects-Liquidity and Capital Resources” and Note 25B(4) to our consolidated financial statements included elsewhere in this Annual Report.

B.          Business Overview

Overview

We are a global renewable energy platform, founded in 2008 and publicly traded on the TASE since February 2010 and on Nasdaq since February 2023. We develop, finance, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to ownership and operations, enables us to deliver strong project returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi- technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies to deliver highly profitable projects at reduced risk. As of March 15, 2023, our global portfolio of utility-scale, renewable energy projects included approximately 19.0 GW of multi-technology generation capacity and approximately 20.6 GWh of energy storage capacity, of which approximately 4.5 GW and approximately 2.7 GWh, respectively, are from Mature Projects.

We act as both a project developer and a power producer, controlling the entire project life cycle in between. Our successful track record and expertise in project development, having reached ready to build (“RTB”) status on projects with an aggregate capacity of 4.0 GW globally (including projects developed by Clēnera prior to the Clēnera Acquisition) from our founding to March 15, 2023, enables us to identify and deliver highly profitable projects. Our in-house project development capability, which includes extensive greenfield development capabilities across our largest markets, gives us access to projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Our development arm also serves as our organic growth engine, providing us with significant levels of visibility into the future of our business through our large project pipeline. Moreover, as a power producer with approximately 1.4 GW of capacity across our Operational Projects as of March 15, 2023, we benefit from steady long-term, contracted cash flow, which we believe will increase as our projects under construction, in pre-construction or with signed PPAs, including approximately 3.1 GW of generation capacity and approximately 2.7 GWh of energy storage capacity, reach commercial operation. These long-term cash flows facilitate the financing of our overall activity at a competitive cost of capital.

Since our founding in 2008, we have transformed into a global renewable energy platform, operating across 11 different countries on three continents and across multiple technologies. From a technological perspective, we develop wind energy and solar energy projects, as well as energy storage projects, both collocated with solar energy projects and on a standalone basis. From a geographical perspective, we operate at scale in nine different countries throughout Europe, in 18 U.S. states and in Israel. Our global platform includes what we believe are some of the largest onshore wind and solar projects across the United States, Western Europe, CEE and Israel, which are either operational, under construction, pre-construction or with signed PPAs, highlighting our ability to identify and deliver projects of scale across our global platform. In August 2021, we established our operations in the United States through the acquisition of Clēnera, a U.S.-based greenfield developer of utility-scale solar energy and energy storage projects, with a focus on the Western United States. Of our 4.5 GW of Mature Projects, 2.2 GW was located in the United States through Clēnera as of March 15, 2023. We believe that our unique breadth of market presence and multi-technology capabilities enable us to optimize our capital allocation, based on power market fundamentals, changing regulatory environments, supply chain access and other considerations, while also diversifying our portfolio of projects and limiting our exposure to individual market disruptions.

Our control over the entire project life cycle coupled with our strategic approach to market and technology selection has enabled us to both develop projects with differentiated returns on investment and deliver rapid growth.

Our history

Established in 2008 by our three co-founders, Gilad Yavetz, Zafrir Yoeli and Amit Paz, Enlight began as a company focused on developing small-scale greenfield solar energy projects in Israel. Over the past 15 years, we have transformed into a global renewables platform with, as of March 15, 2023, an approximate 19.0 GW portfolio across 11 different countries and with 217 employees, focused on delivering utility-scale renewable energy projects. Our transformation has been driven by a tailored strategy of gradual entry into new markets, coupled with a clear focus on execution. As a founder-led company with an owner’s mindset, we pride ourselves on our proven track record of success in scaling our business.

Entry into the United States through the Clēnera Acquisition

In August 2021, we established our operations in the United States through the acquisition of a 90.1% equity interest in Clēnera, a major U.S.-based developer of utility-scale solar energy and energy storage projects.

Established in 2013 by two co-founders, Clēnera had developed and sold 1.6 GW of solar energy projects prior to the Clēnera Acquisition. With its headquarters based in Boise, Idaho, Clēnera is, to our knowledge, a market leader in the Western United States, pioneering what we believe are the largest renewable energy projects in the region. The Clēnera Acquisition, which was conducted in a bilateral engagement, entailed an upfront payment of $158 million with an additional consideration of up to $232 million depending on the achievement of performance-based milestones (the “Earn-Out”), which include the realization of Development Projects and the retention of Clēnera’s two co-founders. The co-founders have also retained a 9.9% equity stake in Clēnera. Prior to the Clēnera Acquisition, Clēnera’s development portfolio was held under a dedicated holding company, Parasol Renewable Energy LLC (“Parasol”), which was indirectly held by Clēnera’s co-founders and an American insurance company. In December 2022, we entered into an agreement with Parasol to acquire the vast majority of the remaining Parasol projects. The consideration to be paid as part of the Parasol Projects Acquisition included a $51 million upfront payment and up to approximately $52 million of earn-out performance based consideration. The transaction is a major milestone for us and we believe Clēnera will be an important component of our business as the energy transition in the United States accelerates, particularly in light of the passage of the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”) as discussed elsewhere in this Annual Report.

Our business model: control over the entire project life cycle

We believe we are uniquely positioned as a global renewable energy platform with end-to-end control over the project life cycle from development to ownership and operations. Our integrated capabilities across project sourcing, engineering, design, procurement, construction, asset management, and finance enable us to achieve strong project returns and source and develop new projects to support robust long-term growth.

•
Project and business development: We maintain a high-caliber project and business development team of 40 employees across the United States, Europe and Israel. Our in-house greenfield project development team provides us with the expertise to source greenfield projects in our largest individual markets: the United States, Spain and Israel. In markets where we have strategically elected not to develop in-house greenfield development teams largely due to their smaller size, we have established and cultivated co-development partnerships with leading local developers. This gives us access to projects which we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. In addition, our business development team sources project acquisition opportunities across various stages of development. In collaboration with our project development team, we can then create value through project optimization and the completion of the development. For example, we acquired Gecama, a Spanish wind energy project in the middle of the development phase, and optimized its value by increasing the project size by 17 MW and completing all remaining development milestones to reach RTB status.

•
Engineering and design: Once projects are sourced, our internal engineering teams leverage our design expertise to optimize each project. We take an active role in the design and planning of our projects, enabling us to tailor the design to accommodate a wide range of equipment alternatives. Our procurement teams can then focus on acquiring equipment at an optimal cost without triggering the need to reconfigure the project design.

•
Procurement: Our global operations have required us to establish, maintain and continuously grow our supply chain as we have expanded our geographic footprint across three continents and 11 different countries. Today, our supply chain function is overseen by a global team that works seamlessly to align project needs across geographies with the available supply of inverters, solar panels, wind turbines and energy storage systems among other components. Our global approach to procurement allows us to approach suppliers with significant scale and negotiate attractive pricing. Moreover, our global presence gives us the flexibility to distribute and reallocate resources as needed between geographies.

Our largest suppliers to date in Europe and Israel for our wind energy projects included all of the major wind turbine manufacturers such as Nordex, Siemens Gamesa, Vestas, Enercon and General Electric. Our largest suppliers of solar panels for our solar energy projects in Europe and Israel have included LONGi, Jinko and JA Solar. Our largest suppliers to date for our energy storage projects in Israel include CATL and Sungrow. In the United States, Clēnera has historically sourced solar panels from BYD, Hanwha, Canadian Solar, Risen and Trina Solar for the projects developed and sold prior to the Clēnera Acquisition. However, in response to AD/CVD and UFLPA, we are continuously identifying and cultivating new supplier relationships to ensure a steady supply of components for our U.S.-based projects. For example, we have sourced solar panels for Apex Solar, our first project that we expect to become operational in the United States since the Clēnera Acquisition, from an India-based supplier (Waaree), which is outside the scope of the Department of Commerce Investigation. We have entered into an agreement with Waaree to order up to 2 GW of additional capacity for delivery until year end 2025, providing us with insight into module supply for our Mature Projects in the United States. Our largest supplier to date for our U.S.-based energy storage projects is a U.S. domestic battery manufacturer.

•
Construction: Our construction management team is crucial to supporting the quality of our projects, which reduces our O&M expenses once a project is operational and supports higher project uptimes. Our experienced construction managers closely monitor our EPC contractors’ progress, quality of work and performance testing before we release the final payment to the contractor.

•
Asset management: We possess a best-in-class asset management team that is strategically located across markets to efficiently provide ongoing asset monitoring and maintenance services. The team is comprised of experts in the fields of commercial and technical project management, electricity trading (for projects where we sell electricity under a Merchant Model) and environmental management. In addition to our Operational Projects, we provide asset management services for 1.6 GW of projects developed by Clēnera and sold to third parties prior to the Clēnera Acquisition. The scale of our asset management activity provides us with a constant feedback loop on optimal project design and components for future projects.

•
Finance: Our operational expertise is complemented by a finance function that is focused on maximizing project equity returns and is comprised of a team with decades of corporate and project finance experience in the renewables sector. We leverage our global footprint and scale to secure non-recourse project finance from local banking partners across our target markets. Our network enables us to also source bespoke financing packages. For example, for our project Gecama in Spain, we were able to secure 50% non-recourse financing that allows us to sell electricity solely under a Merchant Model one of the largest merchant financing packages of its kind in Europe. In the United States we have deep relationships with several major tax equity providers. Clēnera raised approximately $735 million of tax equity financing for the 1.6 GW of projects developed and sold prior to the Clēnera Acquisition. We have also cultivated deep relationships with Israeli institutional investors, who have helped finance our growth to date through corporate equity, unsecured debt and project level equity at a competitive cost.

Our portfolio

We classify our projects into three categories:

•	Development Projects, which includes projects in various stages of development that are not expected to commence construction within 24 months of March 15, 2023;

•	Advanced Development Projects, which includes projects that are expected to commence construction within 13 to 24 months of March 15, 2023; and

•
Mature Projects, which includes projects that are operational, under construction, in pre-construction (meaning, that such projects are expected to commence construction within 12 months of March 15, 2023) or have a signed PPA.

These three categories are sequential and reflect the progression from being categorized first as a Development Project, then an Advanced Development Project and finally a Mature Project.

Overview of our consolidated portfolio of projects as of March 15, 2023

	Mature Projects	Advanced Development Projects	Development Projects	Total Portfolio

Generation capacity (GW)	4.5	4.2	10.3	19.0
Storage capacity (GWh)	2.7	10.0	7.9	20.6

Mature Projects

With a geographically and technologically diverse portfolio of Mature Projects, including 4.5 GW of generation capacity and 2.7 GWh of energy storage capacity as of March 15, 2023, we enjoy the benefits of steady cash flow from our Operational Projects and significant visibility into our growth from our Mature Projects under construction, in pre-construction, or contracted with signed PPAs.

As of March 15, 2023, approximately 63% of the capacity of our Mature Projects was contracted with an average remaining PPA term of 16 years. Furthermore, approximately 20% of the capacity of our Mature Projects was contracted under inflation-linked PPAs, which we believe could supply us with an additional source of revenue growth based on the current inflationary environment. In select markets where electricity prices are expected to remain elevated over the medium to long-term, such as Spain, we sell electricity under the Merchant Model. In such markets, we carefully and strategically take on exposure to Merchant Risk but are entering into short-term hedging agreements to actively manage that exposure. As of March 15, 2023, approximately 18% of the capacity of our Mature Projects is exposed to Merchant Risk. We believe that these projects have the potential to generate profits on a per MW basis that is superior to the profits that could be achieved under a PPA in such markets.

Mature Project portfolio map

Breakdown of Mature Projects by project status, region, technology and contract status as of March 15, 2023

(1) Includes 620 MW of solar capacity for Co Bar for which we are currently in advanced negotiations with offtakers.

Operational Projects (including unconsolidated projects as at share) as of March 15, 2023(1)

				Sales tariff			Inflation
Segment	Country	Project name	Technology	Operational year	(USD per MWh)	Approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Capacity MWdc

Israel	Israel	Emek Habacha	Wind	2022	107	41%	2042	Yes	109
		Halutziot	Solar	2015	190	90%	2035	Yes	55
		Sunlight1+2	Solar	2018-2020	61-62	50%-100%	2041-2042	Yes	67
		Israel Solar Projects	Solar	2013-2015	305-427(2)	98%(2)	2033-2035	Yes	31
Total Israel									262
Western Europe	Sweden	Picasso	Wind	2021	Confidential	69%	2033(3)	No	116
	Sweden	Björnberget(4)	Wind	2022	Confidential	55%	2032	No	372
	Ireland	Tully	Wind	2017	91	50%	2032	Yes	14
	Spain	Gecama	Wind	2022	NA	72%	Merchant	NA	329
Total Western Europe									831
CEE	Kosovo	Selac	Wind	2021	95	60%	2034	Yes	105
	Serbia	Blacksmith	Wind	2019	108	50%	2031	Yes	105
	Croatia	Lukovac	Wind	2018	128	50%	2032	Yes	49
	Hungary	Attila	Solar	2019	107	50%	2039	Yes(5)	57
Total CEE									316
Total consolidated projects									1,409
Israel (not consolidated)	Israel	Israel	Solar	2020-2021	68(2)	50%	2042-2046	Yes	12
Total consolidated and unconsolidated JVs at share							12 years remaining		1,421
________________________

(1)	The figures in this chart are rounded to the nearest whole number.

(2)	This figure is calculated on an average basis across multiple projects.

(3)	Approximately 50% of the energy generated by this project is sold under a 12-year PPA to a large German utility company while the remaining energy is sold under the Merchant Model on the Nord Pool.

(4)
This project is expected to reach full COD by the end of the second quarter of 2023. Approximately 70% of the electricity generated by this project over the first five years of the PPA term and approximately 50% of the electricity generated from year six through year 10 of the PPA term will be sold to a large multinational technology company.

(5)	This PPA is indexed to the Hungarian consumer price index, less 1%.

Projects under construction, as of March 15, 2023(1)

Geographic sector	Country	Project name	Technology	Sales tariff (USD per MWh)	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
US(2)	Montana	Apex Solar	Solar	Confidential	90%	20 years	No	—	105
	New Mexico	Atrisco	Solar	Confidential	90%	20 years	No	1,200	360
Total US								1,200	465
Israel	Israel	Genesis Wind	Wind	99	54%	20 years	Yes	—	189
		Solar + Storage 1	Solar	60	80%	23 years	Yes	155	89
		Solar + Storage 2	Solar	—	53%	—	No	328	163
Total Israel								483	440
CEE	Hungary	ACDC	Solar	78	100%	15 years	Yes	—	26
Total CEE								—	26
Total consolidated projects						20 years		1,683	932
Israel (not consolidated)	Israel	Dual-use tender 1	Solar		50%	15 years	Yes	—	19
Total consolidated and consolidated JVs at share						19 years		1,683	951

(1)	The figures in this chart are rounded to whole numbers or the nearest hundredth decimal, as applicable.

(2)
While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.

Projects in pre-construction (expected to begin construction within 12 months of March 15, 2023)(1)

Geographic sector	Country	Project name	Technology	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
Israel	Israel	Genesis Wind Expansion	Wind	54%	—	—	—	18
	Israel	Yatir	Wind	50%	—	—	—	38
Total Israel								56
US(4)
	Iowa	Coggon	Solar	90%	20 years	No	—	127
	Michigan	Gemstone	Solar	90%	20 years	No	—	178
	Indiana	Rustic hills 1+2	Solar	90%	20-25 years	No	—	256
	Arizona	Co bar Complex	Solar	90%	18-20 years(5)	No	824	1,200
Total US							824	1,761
CEE	Hungary	Tapolca	Solar	100%	Merchant	NA	—	60
Total CEE							—	60
Western Europe	Spain	Gecama Solar	Solar	72%	Merchant	NA	200	250
Total consolidated projects							1,024	2,127

CEE (not consolidated)	Serbia	Pupin	Wind	33%	—	—	—	32
Total consolidated and consolidated JVs at share					20 years		1,024	2,159

(1)	The figures in this chart are rounded to whole numbers.

(2)
Our expectations regarding projects’ COD are forward looking information and are mainly based on our management’s current expectations and estimates of future events and trends, which affect or may affect our business, operations and industry. For more information, see “Cautionary Statement Regarding Forward-Looking Statements.”

(3)	This project is expected to begin operations gradually.

(4)
While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.

(5)	580 MW is contracted, with the remainder under negotiation.

Our pre-construction portfolio is largely comprised of storage projects and several large scale solar energy projects located in the United States, including Co bar SRP, one of the largest renewable energy projects in Arizona. These projects, which are in the region with the highest solar irradiance in the United States, stand to benefit significantly from the use of PTCs as provided for under the Inflation Reduction Act.

Advanced Development Projects and Development Projects

Together, our Advanced Development Projects and Development Projects provide us with valuable visibility as to our growth trajectory over the medium to long-term.

Advanced Development Projects

Our Advanced Development Projects have an aggregate generation capacity of approximately 4.2 GW and aggregate energy storage capacity of approximately 10.0 GWh, as of March 15, 2023. Our Advanced Development Projects, which are largely concentrated in the United States and Western Europe, are expected to commence construction within 13 to 24 months of March 15, 2023. As of March 15, 2023, approximately 94% (3.2 GW) of our U.S.- based Advanced Development Projects have reached Advanced Interconnect Status. Our Advanced Development Projects are expected to benefit from the high power price environment across Europe and the United States, together with the various provisions in the Inflation Reduction Act.

Geographic Sector	Country	Technology	Generation capacity MWdc	Storage capacity MWh
Western Europe	Italy	Solar	200	800
USA	USA	Solar	3,431	7,840
Israel	Israel	Solar	206	1,358
CEE	Croatia	Solar	261	—
	Hungary	Solar	60	—
Total CEE		Solar	321	—
Total			4,158	9,998

Development Projects

Additionally, our Development Projects have an aggregate generation capacity of approximately 10.3 GW and energy storage capacity of approximately 7.9 GWh. Approximately 81%, totaling approximately 8.3 GW, of our Development Projects by generation capacity are U.S.-based projects. Of our U.S.-based Development Projects, approximately 3.3 GW of generation capacity has already reached the Advanced Interconnect Status, giving us significant visibility into the likelihood that they will convert into Mature Projects.

Geographic Sector	Country	Technology	Generation capacity MWdc	Storage capacity MWh
Western Europe	Spain	Solar	500	60
Western Europe	Italy	Wind	30	—
Total Western Europe			530	60
USA	USA	Solar	8,343	1,400
Israel	Israel	Solar + Wind	733	6,423
CEE	Hungary	Solar	180	—
CEE	Croatia	Solar + Wind	264	—
CEE	Serbia	Wind	200	—
Total CEE		Solar + Wind	644	—
Total			10,250	7,883

Summary of the interconnection status of our U.S. portfolio as of March 15, 2023

We believe our ability to secure interconnection in a timely and cost effective manner is a key competitive advantage for us in the United States. The majority of our projects in the United States have reached Advanced Interconnect Status, secured through our deep understanding of the grid and our savvy navigation of an increasingly congested interconnection queue. This provides us with visibility into the medium-term growth of our U.S. activity.

Competitive strengths

Value creation through our combined greenfield developer, owner and operator business model

Within our vertically-integrated business model, our teams work cohesively to deliver projects with differentiated returns. We are fully staffed to organically identify and develop new projects, steer them through various stages of development and construction and manage and optimize them during operations. We leverage our in-house greenfield development teams to source projects in our largest markets and partner with local developers to source projects in our smaller markets, projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Additionally, we believe that our business development team that identifies early-stage projects for potential acquisition and sources select M&A opportunities, possesses a unique ability to evaluate such opportunities due to our experience working across the entire project life cycle. Once a project reaches commercial operation, our asset management group provides continuous project optimization through real-time performance monitoring and ongoing O&M enhancement. Our end-to-end control of the project life cycle focuses our attention on developing projects with our long-term interests in mind and provides a consistent feedback channel that improves our future developments. Ultimately, the strong and proven capabilities of our integrated teams enables us to generate differentiated project returns while continuously growing our portfolio.

Our diverse portfolio of Mature Projects reduces our exposure to individual market disruptions

Our diverse portfolio of Mature Projects, including solar energy projects with an aggregate capacity of approximately 3.0 GW, wind energy projects with an aggregate capacity of approximately 1.5 GW and energy storage projects with an aggregate capacity of approximately 2.7 GWh, across 11 different countries, mitigates our exposure to any single market. For example, the announcement of the Department of Commerce Investigation resulted in uncertainty among market participants in the United States as to the future availability of solar panels. While the Biden administration issued an executive order suspending the collection of AD/CVD in June 2022 for a period of two years, the issue highlighted the risks of idiosyncratic market disruption. In contrast to many of our peers, our exposure to idiosyncratic market disruptions such as this is mitigated by our global, multi- technology renewables platform. Furthermore, from a macroeconomic perspective, our diverse portfolio of Mature Projects offers a mixture of revenue structures, providing us with significant inflation protection with approximately 38% of the capacity of our Mature Projects benefiting from increases in inflation, either through inflation linkage within our PPAs or select use of the Merchant Model.

Significant financing expertise and efficient deployment of capital for growth

As a global enterprise, we have access to diverse sources of capital and have developed and maintained deep relationships with numerous international banking and institutional investment partners. As of December 31, 2022, we had approximately $1.6 billion of non-recourse project finance debt outstanding from a wide range of financial institutions, including EBRD, Bank of America, DekaBank, Erste Bank, KfW, Sabadell, Bank Leumi, Bank Hapoalim and others. Moreover, we have significant experience in raising tax equity. Prior to the Clēnera Acquisition, Clēnera sourced approximately $735 million of tax equity from several major tax equity providers, including PNC, Citibank and M&T. In addition, since the Clēnera Acquisition, we have closed tax equity financing for our first project under construction in the United States with Huntington Bancshares. We are efficient with our capital and strategically bring investors into projects during the construction and development phases. As of December 31, 2022, we had raised approximately $280 million of project-level equity, mostly from Israeli institutional investors, to reduce our project equity requirements. In the future we intend to sell minority interests in projects to recycle capital into new projects.

Moreover, we have a proven track record of issuing debt and equity in public capital markets. Since our initial public offering on the TASE in 2010, as of March 15, 2023, we have raised approximately $980 million in issued equity and approximately $530 million in issued debt in the form of bonds. These issuances, largely funded by our Israeli institutional partners, have directly funded our growth. As of December 31, 2022, we had approximately $410 million of corporate and convertible bonds outstanding with a weighted average effective interest cost of 3.2%. Our ability to source attractively priced unsecured debt, leveraging our strong credit rating in Israel (A2 local by Midroog, a subsidiary of Moody’s) coupled with our deep relationships with Israeli institutional investors, is a distinct competitive advantage we possess. Our finance team is focused on maintaining an efficient and robust balance sheet to minimize our overall cost of capital and provide ample liquidity to fund our growth.

Our growth strategy

Utilize our renewable energy platform to optimize conversion of our Development Projects into Operational Projects

Our growth is predicated on the successful conversion of our large project development pipeline into Operational Projects. Our control over the entire project life cycle—our greenfield development capabilities, engineering expertise and hands-on construction and asset management—enables us to optimize conversion of our projects in our development pipeline into Operational Projects. Furthermore, our diversified development pipeline across multiple end-markets and across multiple technologies creates a strong “internal hedge” across our business. While the path to COD of our projects in any particular geography may be impacted by individual market events, our blended, company-wide conversion rate is less likely to be impacted due to the depth and breadth of our development pipeline.

In addition to being geographically and technologically diverse, a large number of projects in our development pipeline have met key development milestones that substantiates their path to COD with a particular focus on interconnection milestones. As of March 15, 2023, (i) our Mature Projects had an aggregate generation capacity of approximately 4.5 GW, which constitutes approximately 24.0% of the overall generation capacity across our portfolio, (ii) our Advanced Development Projects had an aggregate generation capacity of approximately 4.2 GW, of which approximately 3.2 GW from our U.S.-based Advanced Development Projects have reached Advanced Interconnect Status, and (iii) our Development Projects had an aggregate generation capacity of approximately 10.3 GW, of which approximately 3.3 GW from our U.S.-based Development Projects have reached Advanced Interconnect Status.

Expand our pipeline organically, and capitalize on attractive opportunities in our existing markets

Our development team is comprised of over 40 development professionals across our global footprint and we seek to expand our existing in-house team as well as our partnerships with local developers. In our largest markets (United States, Israel and Spain), we source new greenfield projects organically through our in-house greenfield development teams. Specifically, across these markets, we utilize a land and expand strategy, leveraging existing large and low-cost interconnection positions that we possess to expand our pipeline. In our other target markets (Italy, CEE and the Nordics), we leverage partnerships with a strong network of local developers to source attractive early-stage projects which we then co-develop. Through our development team and development partners, we maintain a local presence in our target markets, which we believe is essential to identifying profitable projects. In addition, it is our strategy to opportunistically acquire projects from other developers, particularly in situations where there are synergies with our existing portfolio and where we can add value through our greenfield development capabilities. For example, we acquired the Emek Habacha project in Israel, a 109 MW wind energy farm, in the early stages of a then-stalled development process. We subsequently leveraged our capabilities to progress the development and reach COD, making it the largest operational wind energy project in Israel to our knowledge, as of March 15, 2023.

Expand laterally through energy storage, entrance into new geographies and investment in new technologies

We are focused on creating multiple growth engines across the solar energy, wind energy and energy storage sectors. Our existing portfolio of projects, particularly solar energy projects in the United States, uniquely positions us to rapidly expand our energy storage portfolio with access to the grid and customer and supply chain relationships. We have an aggregate capacity of approximately 20.6 GWh of battery energy storage projects in our current portfolio, of which approximately 11.3 GWh is based in the United States. We anticipate that energy storage will become a significant portion of our business as energy storage technology continues to advance and becomes essential to grid stabilization and load balancing.

In addition, we are seeking to expand our geographic footprint in new markets across Europe and MENA. With respect to Europe, we are focused on adding in-house greenfield development capabilities in Northern Europe, either through the hiring of additional personnel or through a potential acquisition of a developer. Additionally, we recently signed a definitive agreement with NewMed Energy LP (TASE: NWMD), a leading oil and gas company in MENA, and its chief executive officer, Yossi Abu, to develop wind energy, solar energy and energy storage projects in the region. We believe that this partnership, of which we own 46.7%, will enable us to leverage our existing presence and market leadership in the Israeli renewable energy market to expand into other MENA countries such as Egypt, Jordan, Morocco, the United Arab Emirates, Bahrain and Saudi Arabia.

We are also looking to expand our technology focus through partnerships with energy technology companies. In particular, we aim to leverage our access to the robust technology ecosystem in Israel in order to gain early exposure to advances in battery, hydrogen and micro-grid technologies, among others. We expect that continued innovation, combined with our ability to work across numerous technologies, will enable us to capitalize on opportunities for continued robust growth and provide us with visibility into the direction of the broader sector.

Market overview

Our industry and market opportunity

Worldwide severe weather events and global awareness of the rapidly accelerating impacts of climate change are driving a systemic global transition away from fossil fuels towards renewable energy. Global renewable generation has grown from approximately 30% of global power generation in 2012 to approximately 40% in 2021, an approximate 5% CAGR, and this transition is expected to accelerate with renewable generation forecasted to constitute approximately 52% of global power generation by 2030, according to BNEF. For information regarding the regional breakdown of our revenues, please see Note 26 to our consolidated financial statements included elsewhere in this Annual Report.

The forecasted growth in renewable energy generation is driven by a variety of economic, social, regulatory, and policy factors, including:

•	sweeping renewable energy mandates and regulations as a policy response to the global climate crisis;

•	utility-scale solar energy and wind energy becoming some of the most competitive sources of electricity generation on a LCOE basis;

•	the need for energy independence and security;

•	growing corporate and investor support for net-zero targets and the decarbonization of energy;

•	widespread electrification of transportation (particularly automotive vehicles) and other infrastructure that has historically been powered by fossil fuels; and

•
emergence of energy storage, which enhances the ability of solar energy and wind energy generation to serve as load-following generation while providing additional grid resilience and combating extreme weather events.

Furthermore, the energy storage market has witnessed unprecedented growth in recent years and we believe it sits at the epicentre of the energy transition. The ability of energy storage facilities to allow for renewable generation to provide baseload power is critical to enabling the transition from fossil fuels to renewable energy. Global annual energy storage capacity installations, excluding the residential market, grew from 0.6 GW of generation capacity per year in 2015 to 3.8 GW of generation capacity per year in 2020, and are expected to grow to 53.0 GW generation capacity per year by 2030, according to BNEF.

Overview of the U.S. renewable energy industry

The renewable energy sector in the United States is expected to grow approximately 5% per annum between 2021 and 2030, providing approximately 34% of all electricity generated in the United States by 2030, with solar energy and onshore wind energy generation accounting for approximately 10% and approximately 17%, respectively, of all renewable energy generation by 2030, according to BNEF. The IRA is expected to accelerate the transition to renewable energy by, among other provisions, (i) extending the ITCs and PTCs through 2032 to address a source of volatility in the expansion of renewables in the United States due to their previously periodic expiration, (ii) enabling solar energy projects to also utilize PTCs (rather than just wind energy projects), increasing the attractiveness of solar projects in locations with high irradiance, (iii) expanding the ITC to include stand-alone energy storage projects, which will support the expansion of renewables as baseload capacity, and (iii) introducing the ability of asset owners to transfer tax credits created under the IRA to third parties, which is expected to help address the lack of sufficient tax equity capacity.

With its headquarters located in Boise, Idaho, Clēnera, our U.S. subsidiary, is focused on developing solar energy and energy storage projects in the Western United States; as of March 15, 2023, Clēnera had approximately 64% of its portfolio in the region. The Western United States was the fastest growing region in the country by population from July 2020 to July 2021, accounting for eight out of the 15 fastest growing cities, according to the U.S. Census Bureau. The combined electricity demand for all regions in the Western Interconnection is projected to grow more than 7% from approximately 906 TWh in 2020 to approximately 972 TWh in 2029, while the combined peak hour demand is expected to grow nearly 9% from approximately 162 GW in 2020 to over 176 GW in 2029, according to the WECC.

Solar energy and energy storage projects are particularly attractive in the Western United States, in light of:

•	higher solar irradiance driving higher production levels and enabling greater utilization of PTCs under the Inflation Reduction Act, as discussed elsewhere in this Annual Report;

•
growing scarcity of historically important power resources across the Western United States, primarily driven by diminishing availability of hydroelectric power which accounts for more than 25% of all power generation capacity in the western United States versus approximately 6% of all power generation capacity across the United States on average in 2021, according to S&P Global Market;

•
accelerated retirement of coal plants with over 10 GW of coal retirement planned from 2019 to 2025 and an incremental 10 GW from 2025 to 2030, bringing total coal capacity to less than 15 GW in the region;

•	higher renewable energy portfolio standards relative to other markets within the United States;

•	an increasingly coordinated and regionalized western electricity market;

•	stronger public support for the transition away from fossil fuel generation; and

•	community choice aggregation policies.

Figure 3: 2012—2030E renewable energy capacity forecast in the United States

_________________
Source: BNEF

Overview of the European renewable energy industry

The European renewable energy generation market is expected to grow cumulative generation capacity by approximately 72% between 2021 and 2030 and provide up to 58% of all electricity generated in Europe by 2030, with solar energy and onshore wind energy generation accounting for approximately 12% and 32% of all generation by 2030, respectively, according to BNEF. Solar energy generation capacity is expected to grow from approximately 157 GW in 2021 to approximately 271 GW by 2030, an approximate 9% CAGR, and onshore wind energy generation capacity is expected to grow from approximately 178 GW in 2021 to approximately 347 GW by 2030, an approximate 8% CAGR, according to BNEF.

Figure 4: 2012—2030E renewable energy capacity forecast in Europe (GW)

_________________
Source: BNEF

The growth of renewable energy generation is supported by regulatory policies and the underlying economics of renewable energy generation. For example, Spain and Sweden, two of our key European markets, have both instituted regulatory policies to support and encourage the growth in renewable generation. In 2021, Spain approved a clean energy bill that targets carbon neutrality by 2050 and requires renewable sources to account for 74% of the total electricity production by 2030, while also limiting new coal, oil and gas extraction projects. As such, in Spain, renewable generation capacity is expected to grow by approximately 3% per year through 2050, according to BNEF. In 2017, Sweden passed a climate policy framework that targeted a 70% reduction of emissions from domestic transport between 2010 and 2030 and achieving net zero nationally by 2040. As such, in Sweden, renewable generation is expected to grow by approximately 5% per year through 2030, according to the Swedish Energy Agency.

The attractiveness of renewable energy in Europe on an LCOE basis has continued to improve not only due to reductions in the cost of utility-scale solar energy and wind energy projects but also due to regulatory mechanisms within the European Union such as the ETS. The ETS imposes a regulatory cap on corporate emissions and requires corporations that use fossil fuels to purchase carbon credits to offset the carbon footprint of the fossil fuel- generated electricity. This increases the all-in cost of fossil fuel generation and, in turn, improves the relative LCOE of renewable energy sources. At its recent peak in April 2022, the carbon price per ton was approximately EUR 100. Assuming approximately 3.9 MWh per 1 ton of carbon dioxide, the cost per MWh imposed by the ETS was approximately EUR 26, increasing the all-in cost of fossil fuel generation and relative LCOE of fossil fuel generation. The carbon price has rallied to new highs as a result of increased gas prices, speculative demand and anticipated market-tightening reforms, which has further incentivized corporations to enter into long duration PPAs in order to secure sufficient renewably sourced electricity. The ETS is expected to remain in place for the foreseeable future.

Figure 5: Evolution of carbon pricing

_________________
Source: BNEF

Note: EUA represents “EU Allowances”

In addition to being competitive with fossil fuel generation on an LCOE basis, renewable energy is expected to be an increasingly critical component of European energy independence. Since the end of 2021, the price of natural gas in Europe has more than tripled from EUR 62 per MWh to as high as EUR 209 per MWh based on Dutch TTF monthly futures in the early stage of Russia’s invasion of Ukraine. This has driven electricity prices to extraordinarily high levels across the continent, the impact of which will increasingly be felt by end-users as pre‑existing natural gas futures contracts expire. As a result of this increase in prices, and the growing concern regarding the availability of natural gas across Europe, numerous policy proposals have been announced both on the European Union level and at the member country level in order to accelerate the growth of renewable energy in Europe. This is expected to accelerate existing efforts to redefine the European energy landscape, with major utilities and developers already set to deploy multi-decade capital expenditure investments aligned to the requirements of the energy transition.

Figure 6: Power pricing (GW)

___________________
Source: BNEF

Overview of the Israeli renewable energy industry

Israel’s electric grid is not connected to any of the networks of its neighboring countries, requiring the country to be entirely energy self-sufficient. Moreover, the market is characterized by increasing electricity demand. The IEC anticipates an average annual increase of 3% in peak demand for electricity from 2021 to 2050, driven by a fast-growing population and robust economic growth.

The need to be self-sufficient while also accommodating growing electricity demand has led the Israeli government to undertake significant reforms to the local electricity sector. For example, in June 2018, the Israeli government approved a comprehensive structural reform of the electricity sector, with a focus on increasing competition in the electricity generation market. In addition, the Israeli government has focused on diversifying the country’s energy mix through increased penetration of renewable energy. The Israeli government has set formal additional renewable energy generation targets of 20% and 30% of total energy generation by 2025 and 2030, respectively. For more information, see “—Energy Regulation—Israel” and “—Environmental, Health and Safety— Israel.”

Energy regulation

United States

Introduction

In the United States, regulation of electricity generation, transmission, distribution and interconnection is generally divided between the federal government and the states. At the federal level, the Federal Energy Regulatory Commission (“FERC”) has jurisdiction over wholesale electricity sales, transmission and transmission- level interconnection. At the state level, state public utility commissions (or a similar body) have jurisdiction over generation siting, retail electricity sales, distribution and distribution-level interconnections.

Federal requirements

The Energy Policy Act of 2005 repealed the Public Utility Holding Company Act of 1935 and replaced it with the Public Utility Holding Company Act of 2005 (“PUHCA”). PUHCA grants FERC broad access to books and records of public utility companies, including renewable generation companies, and their holding companies, which are generally defined to include any company that directly or indirectly owns, controls or holds, with power to vote, 10% or more of the outstanding voting securities of a public utility company or of a holding company of any public utility company. PUHCA also provides for FERC review of the allocation of costs for non-power goods or services between regulated and unregulated affiliates of such companies. Renewable generation companies can be exempt from these requirements if the renewable generation company meets the requirements of an “exempt wholesale generator” (“EWG”), or the generation facility qualifies as a “qualifying facility” (“QF”) under the Public Utility Regulatory Policies Act of 1978. Holding companies solely of EWGs, QFs and foreign utility companies can also be exempt from these PUHCA requirements. EWG status is available to any generator of electricity, regardless of size or fuel source, that exclusively owns and/or operates electric generation facilities for the sale of energy to wholesale customers, while QF status is available to certain cogeneration facilities and small renewable energy facilities up to 80 MW. A renewable generation developer seeking to obtain QF status for a project must file a self- certification or apply for FERC certification, and keep the same up to date at FERC. Renewable generation companies similarly may file to self-certify EWG status with FERC. In both cases, such entities may also be subject to other filing and reporting obligations at FERC.

To maintain EWG status, renewable generation companies are restricted to wholesale sales and, therefore, cannot take advantage of retail sale opportunities, including in jurisdictions that have approved retail direct access. Also, a renewable generation company generally cannot sell directly to retail consumers without becoming a regulated public utility under applicable state law. Renewable generation companies’ rates for wholesale power sales are subject to FERC regulation under Section 205 of the Federal Power Act (“FPA”) and they must obtain FERC authorization for such wholesale power, capacity and ancillary services sales before making such sales (including for the generation of test energy). As a result, an EWG typically seeks FERC authorization under FPA section 205 to make wholesale sales at market-based rates, or market-based rate authority. For FERC to grant market-based rate authority, the applicant and its affiliates (as defined in FERC’s rules and regulations), if any, must demonstrate a lack of horizontal market power (electric generation) and vertical market power (transmission and other barriers to market entry) in the relevant power markets, and have satisfied restrictions on affiliate abuses contained in FERC regulations. The owners of certain QFs (generally larger than 20 MWs) may also be required to obtain market-based rate authority from FERC. Entities that hold market-based rate authority are subject to certain other filing and reporting obligations at FERC.

State Issues

While wholesale sales are governed by federal law, state law presumptively governs most retail sales of electricity. If retail sales result in the renewable generation company being regulated as a “public utility” under applicable state law, such renewable generation company typically will become subject to comprehensive regulation, including financial, rate and securities issuance regulation, as a state public utility. Renewable generation companies, to the extent possible under the relevant state law, typically seek to avoid activities that would subject them to regulation as a state public utility. However, even if they avoid making retail sales, renewable energy companies with generation facilities in certain states, may still be subject to some form of regulation at the state level.

Interconnection

Electric interconnections are also regulated at either the federal or state level. To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility, or (ii) the transmission system of the transmission provider. Interconnection at the distribution level is typically governed by applicable state law and the utility’s requirements. It may allow for net- metering, an arrangement with a customer’s utility whereby the customer uses its own installed generation to offset all or some of its energy usage and may receive credit for limited excess generation. For interconnections to the transmission system, most are subject to FERC jurisdiction and the relevant agreements are generally subject to FERC regulation.

A generation interconnection agreement is a contract between the generation owner and the owner of the distribution/transmission facilities with which the project will be interconnected and, in certain instances, also the Regional Transmission Organization/Independent System Operator that operates any such transmission facilities. The main purposes of interconnection agreements are to (i) identify and allocate the costs of any new facilities or facility upgrades to be constructed to permit the interconnection, and (ii) set forth the technical and operational parameters governing the physical interconnection. Before executing an interconnection agreement, at either the distribution or transmission level, the utility/transmission provider will commission interconnection studies at the interconnection customer’s expense to determine what new facilities need to be constructed to accommodate the new generation facility and their cost. Interconnection agreements address such technical and operational issues as reactive power factors, responsibility for electrical disturbances, metering and testing of equipment, exchange of operating data and curtailment events.

Renewable energy certificates

The sale of RECs can afford a renewable generation developer additional long-term revenue. States that have renewable portfolio standards, or place requirements on the local utilities  to  purchase  or  generate  a certain percentage of power from renewable generation sources, track utility compliance through the issuance and retirement of RECs, which typically represent 1 MWh of generation from a qualified energy source.

Federal tax incentives

Renewable energy projects in the United States currently benefit from various federal tax incentives. For example, renewable energy projects in the United States that meet certain criteria are eligible to claim PTCs for the 10-year period beginning on the date the project is placed in service equal to a specified amount per kilowatt- hour of electricity generated by the project and sold to an unrelated person, or a one-time ITC in lieu of PTCs equal to a specified percentage of the project's eligible costs. These incentives were recently expanded and extended as part of the Inflation Reduction Act. Under the current legislative framework, most renewable energy projects are expected to qualify for the full value of PTCs or ITCs at least through the end of 2032. Renewable energy projects in the United States also benefit from accelerated tax depreciation and other incentives.

Europe

Introduction

Spain, Sweden, Croatia and Hungary are members of the European Union, while Kosovo and Serbia are currently not members. In the European Union, electricity generation and interconnection are generally divided into two levels of governance: (i) European policy direction and directly applicable law; and (ii) the laws of Member States. Member States have adopted laws in respect of renewable energy in order to implement the 2009 EU Renewable Energy Directive as subsequently amended.

Spain

Law 24/2013, of December 26, on the Electricity Sector (the “2013 Electricity Act”) sets out the general rules applicable to the entire electricity sector in Spain, including the generation of electricity by facilities using renewable energy sources, cogeneration and waste. Generation companies typically obtain their income from the sale of electricity under a Merchant Model (in EUR/MWh) or through bilateral PPAs (or a combination of both).

Development of renewable energy generation in Spain is subject to the project company successfully obtaining permits and other administrative authorizations at the state and municipal level, including construction and start-up approval. Such permits and administrative authorizations are granted only where the applicant has demonstrated legal, technical and financial capability.

To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility or (ii) the transmission system referred to as Red Eléctricade España. Interconnection at the distribution and transmission level is typically guaranteed under law but subject to lack of capacity, security issues or issues of supply continuity. Interconnection agreements cover the same commercial issues as those identified in respect of the United States above.

Sweden

The regulatory regime relating to renewable energy comprises energy tax and emissions trading legislation. Sweden has opted for a market-based support regime by means of green certificates rather than a feed-in tariff. Since 2012 these green certificates are tradable in both Sweden and Norway. In order to obtain certification a generator applies to the Swedish Energy Agency and, if successful, receives a certificate for each MWh of power generated. The certificates can be sold to market participants, principally energy suppliers but also certain electricity customers. Each year these participants must buy their quota obligation, with quotas being set by reference to energy consumption. Certificate trading is effected through bilateral contracts with the price being determined by supply and demand. Certificates expire annually and cannot be reused.

Development of renewable energy generation projects in Sweden are subject to the project company successfully obtaining permits and other administrative authorizations at the state and municipal level, including under the Environmental Code and the Planning and Building Act.

To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility, or (ii) the transmission system of the transmission provider. Fair access to interconnection at the distribution and transmission level is required by contractual obligations on distribution and transmission system operators but interconnection is subject to the parties agreeing on reasonable contractual terms.

Serbia and Kosovo

Kosovo is a disputed area between Serbia and the self-proclaimed Republic of Kosovo. The position stated as regards the regulatory position in Serbia is broadly the same in Kosovo. Neither Serbia nor Kosovo are members of the European Union but Serbia is a candidate for membership and so is bringing in legislation broadly in line with that of the European Union in order to facilitate eventual harmonization. Both electricity markets are in the process of being liberalised but currently still display characteristics of a pre-liberalization regime. For instance, in Serbia, Electroprivreda Srbije remains the sole domestic supplier as well as a major generator and distributor.

Both Serbia and Kosovo incentivize renewable energy production through the payment of feed-in tariff premiums within PPAs with an incentive period of 12 years. This is in addition to priority dispatch, free grid interconnection and the allocation of balancing charges to customers rather than renewable generators. In Serbia power is acquired by the sole domestic supplier, Electroprivreda Srbije, under the terms of a PPA.

Development of renewable energy generation projects in both Serbia and Kosovo is subject to the project company successfully obtaining a generation license. Licenses are granted only where the applicant has demonstrated technical and financial capability and are typically valid for 30 years.

To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility or (ii) the transmission system of the transmission provider. Fair and non-discriminatory access to interconnection at the distribution and transmission level is required by law although refusal due to lack of system capacity or insufficient creditworthiness on the part of the applicant is permitted. There is no requirement for a distribution or transmission system operator to expand the system to accommodate an applicant.

Croatia

The Energy Act (Official Gazette No. 120/2012, 14/2014, 95/2015, 102/2015, 68/2018) governs and sets out general rules applicable to the entire energy sector of Croatia. On the other hand, the Act on Renewable Energy Sources and High-efficient Cogeneration (Official Gazette No. 138/2021) (the “RES Act”) establishes a general legal framework for promoting and using renewable energy, as well as producing energy from renewable sources, which is recognized as a special interest of Croatia. With the RES Act, Croatia has incorporated into its own laws the Directive (EU) No. 2018/2001 (the “RED II Directive”), further facilitating development of the renewable energy sector.

The development of renewable energy projects in Croatia is subject to the project company successfully obtaining permits and other administrative authorizations at the state and municipal level, including construction permits and energy licenses, with the latter being issued by the Croatian Energy Regulatory Agency. Such permits and licenses are only granted where the applicant has demonstrated, legal, technical and financial capability.

According to the Res Act and related subsequent legislation, producers of electricity from renewable energy sources are considered beneficial electricity producers and are granted special status in negotiating interconnection and PPAs. To gain access to markets, renewable energy producers must generally negotiate agreements to interconnect either with (i) the distribution system (operated by HEP-ODS) or (ii) the transmission system (operated by HOPS). Interconnection at the distribution and transmission level is typically guaranteed under law but subject to lack of capacity, security issues and issues of supply continuity.

In terms of the grid capacity in Croatia, the Croatian National Recovery and Resilience Plan, published in 2021, limits the ability to interconnect new renewable energy projects and facilities. However, according to the Croatian Electricity Market Act (Official Gazette No. 111/2021), transmission system operators may not refuse, on the basis of potential future network limitations (such as congestion) in the network’s remote parts, to interconnect a new power plant.

Hungary

Act LXXXVI of 2007 on Electricity (the “Electricity Act”) sets out the main rules governing the electricity market of Hungary, including the generation of electricity from renewable energy sources. In addition to the Electricity Act, government decrees (such as Government Decree No. 389/2007. (XII. 23.) and 299/2017. (X. 17.) set out the main provisions governing renewable electricity generation. Additionally, Hungary has incorporated the RED II Directive into its own laws.

Generally, development and production of renewable energy in Hungary is subject to the project company successfully obtaining the required permits (such as construction permits, among others) and licenses (such as the so-called integrated small power plant license, which must be obtained by renewable energy producers having a generation capacity of 0.5 MW or more). The integrated small power plant license is issued by the Hungarian Energy and Public Utility Regulatory Authority (“HEPURA”). Such permits and licenses are granted if the renewable generators have demonstrated legal, technical and financial capability as set out in the relevant laws.

Generally, access to markets, with respect to both transmission and distribution, must not (i) be discriminatory, (ii) provide ground for abuse or (iii) contain unreasonable restrictions. Access to the electricity market can be rejected primarily if technical conditions for interconnection are not met or if operational safety cannot be sufficiently guaranteed. In terms of grid capacity in Hungary, interconnection to the grid is subject to specific conditions, including security guarantees and participation at capacity auctions. In order to interconnect, renewable energy developers and producers must negotiate and conclude an agreement with the competent distribution system operator or with the transmission system operator (MAVIR Zrt.).

The sale of electricity generated from renewable energy sources may be carried out either (i) on the Hungarian Power Exchange, (i.e., the organized Hungarian power market) or (ii) through PPAs with offtakers. Renewable energy producers may benefit from (i) a premium-based support scheme for electricity generated from renewable energy sources by participating in a tender process or (ii) the trading of green certificates.

Israel

Introduction

Our operations in Israel are regulated by a license regime that is mostly affected by government resolutions, the Israeli Ministry of Energy and the EA. In addition, setting up generation facilities usually requires us to obtain permits from municipal authorities, zoning and planning committees and the Israel Land Administration.

Obtaining licenses and permits that are required for our generation facilities is often a lengthy process characterized by changing zoning requirements and uncertainty. Often we are required to revise our projects during construction as requirements change. Such requirements affect project timing, construction, relevant agreements, costs and other factors in material ways and have a direct impact on our ability to construct new systems in Israel and on the profitability of such systems.

In recent years, changes in Israeli regulations have been favorable to us, as such regulations were primarily designed to encourage transition to renewable energy. The Israeli government and the EA have taken regulatory measures that are intended to open the Israeli electricity market to competition, to support private electricity producers other than the IEC, which is owned by the government, and to make it easier for such private electricity producers to connect their generation facilities to the Israeli power grid. These regulatory measures include caps and goals for the production of electricity from renewable energy sources, rates (often referred to as ‘tariffs’) that will be paid to private electricity producers and the conditions that private electricity producers must satisfy in order to set up electricity generation facilities.

The importance of government measures designed to support renewable energy projects has declined in recent years as the cost of producing electricity from renewable sources has moved closer to that of fossil fuels. Nonetheless, our business is still dependent, to a large extent, on government measures regulating the electricity market, connectivity to the power grid and the sale of electricity that we produce.

The EA publishes from time to time tenders for the right to sell electricity to the IEC at a specific output and for a pre- determined duration (15 years in the most recent tender and 23 to 25 years in prior tenders), with the price of the tender determined by the winning bid. The Company has won several such tenders for PV projects in Israel. In addition, various standards, guidelines and other instructions published by the EA apply to other aspects of our operations as private electricity producers in Israel.

Finally, various zoning plans provide principals and set guidelines for the energy production market over the next few years and implement prior government resolutions on the preservation of spaces for planned solar energy facilities and wind turbines.

Sector reform

Israeli regulators have adopted and implemented comprehensive reform in the electricity sector that has included several important components, such as the separation of the management of the national electricity system from the IEC, shifting generation capabilities from the IEC to private electricity producers, sales of large generation units by the IEC to private producers, opening the distribution segment to competition and lowering regulatory barriers for forming new generation facilities, among others.

In addition, the EA has announced that it will take several measures intended to accelerate the construction of PV systems, including approval of additional projects in the transmission system. We believe this is an important step that will enable construction of additional PV projects, as the connectivity of these projects to the electricity grid is a significant barrier to entry.

While certain key components of that reform have been completed, others are expected to be implemented over the next few years.

The Israeli electricity sector law

The regulatory framework applicable to the production of electricity by private producers in Israel is mainly stipulated in the Israeli Electricity Sector Law, 1996, or the Electricity Sector Law, and the regulations promulgated thereunder. These regulations set the terms and procedure for granting licenses, the duties of a licensee, rules governing transactions with ‘Essential Service Providers’ (as defined therein), and other matters that impact our operations.

According to the Electricity Sector Law, the IEC is obligated to purchase electricity from private producers at rates and under the conditions set in the Electricity Sector Law and the regulations and standards promulgated thereunder. In addition, the IEC is obligated to connect the private producer’s facilities to the distribution and transmission grid and provide them with infrastructure and system management services in order to enable them to provide electricity to customers.

The Israeli ministry of energy

The Ministry of Energy is responsible for regulating the energy and natural resource markets in Israel, including securing a reliable supply of electricity to the Israeli market, formulating procedures for the development of electricity production, energy transmission and distribution facilities (with the consent of the Minister of Finance), promoting policies to integrate renewable forms of energy generation into Israel’s electricity production in accordance with governmental resolutions and developing policies as necessary to reform the structure of the electricity market.

In April and August 2020, the Ministry of Energy published plan in the amount of approximately NIS 25 billion to accelerate certain energy and water-related infrastructure projects, including construction of renewable energy projects of approximately 2,000 MW and providing state-guaranteed loans of approximately NIS 500 million to construct solar energy projects. The plan also removes certain barriers for renewable energy systems by, among others, providing exemptions from building permits for PV systems over water reserves and fish pools, eliminating certain bureaucratic requirements related to land used for national renewable energy projects and removing barriers to more efficiently develop the transmission grid.

The Israel electricity authority

The EA, which is subordinated to the Ministry of Energy and operates in accordance with its policies, has the authority to grant electricity production licenses in accordance with the Electricity Sector Law (facilities with a generation capacity in excess of 100 MW also require the approval of the Minister of Energy), supervise such license holders and set electricity tariffs and other criteria, including the level and quality of service required from the IEC. The EA also monitors and supervises the development plans of private electricity producers and enforces safety regulations according to the Electricity Sector Law.

According to the Electricity Sector Law, the EA may set electricity tariffs, including those to be paid to private electricity producers like us. Tariffs vary for different segments of the electricity sector. According to the Electricity Sector Law, the IEC is required to charge end customers in accordance with the tariffs set by the EA and pay other license holders in accordance with such tariffs. In addition, the EA sets tariffs paid by private electricity producers to the IEC for various services provided by the IEC, including measurement and meter services, and system and infrastructure services.

In the last few years, in accordance with the policy of the Ministry of Energy and the Israeli government, the EA has taken several important steps intended to promote the construction of solar energy facilities, energy storage facilities and electric vehicle charging stations. Most importantly, since 2017, PV facilities have been built as part of the arrangement regarding competitive processes over electricity tariffs, according to which the EA publishes, from time to time, tenders in respect of quotas for the construction of ultra-high, high and low voltage PV facilities (including minimum quotas and retaining the right to expand them). As a result, the EA from time to time publishes quotas for renewable energy producers in Israel, and publishes competitive bidding tender processes for the installation of PV facilities.

Regulation applicable to generation of wind energy

In July 2011, the Israeli government set a quota of 800 MW to be produced by wind turbines, out of which 70 MW were later diverted to production by PV facilities. In addition, the EA has published, from time to time, resolutions related to the formula to determine the tariff for sales of electricity produced by wind, quotas for wind energy generation, allocation of certain costs related to certain wind energy facilities and parameters regarding how to aggregate and distribute electricity from wind energy facilities to the national grid.

In March 2019, the EA decided to update the criteria regarding wind energy facilities in a manner which allows the construction of facilities with a capacity exceeding the actual connection size, for the purpose of creating an optimal production curve, and optimal use of the grid’s resources. This update applies to all of our wind energy facilities, and allows optimization of facility planning, in consideration of the details of the site and the project, and the grid’s intake capability in that location.

In December 2019 the EA decided that the validity period of the tariff arrangement for wind energy facilities will be extended until December 31, 2022, or until the quota has been exhausted, whichever is earlier. Additionally, the EA determined the method for allocating the costs of the technological solution for adjusting the Ministry of Defense’s radar systems due to the construction of the wind energy farms, such that one third of that cost will be imposed on the holder of a conditional license for the construction of a wind energy farm which received tariff approval up to the cumulative wind energy sectoral capacity of 300 megawatts; an additional third will be imposed on the holder of a conditional license for the construction of a wind energy farm which received tariff approval after the cumulative wind energy sectoral capacity of tariff approvals exceeded 300 MW; and the last third will be imposed on the electricity consumer public through the electricity tariff.

Transfer of rights in PV facilities

Any change of control in an electricity production facility that received a production license from the EA is subject to the approval of the EA. Therefore, in the event we execute an agreement to acquire or sell an Israeli PV plant, such acquisition or sale will be conditioned upon receipt of such approval and amendment of the relevant license.

Environmental, health and safety

Renewable energy project developers are required to comply with various EHS laws and regulations in the jurisdictions where the projects are located. Such laws and regulations may require developers to obtain and maintain permits and approvals, undergo lengthy environmental review processes, and implement EHS programs and procedures to monitor and control risks associated with the siting, construction, operation and decommissioning of regulated or permitted projects, all of which involve a significant investment of time and resources. Compliance with such laws, regulations, and permit requirements can be costly. The failure to comply with EHS laws and regulations, as well as permit requirements, may result in administrative, civil and criminal penalties, imposition of investigatory, cleanup, and site restoration costs and liens, denial or revocation of permits or other authorizations, and issuance of injunctions to limit, suspend or cease operations. In addition, claims by third parties for damages to persons or property, or for injunctive relief, have been brought in the past against owners and operators of renewable energy projects as a result of alleged EHS effects associated with such projects.

United States

The following list provides an overview of the types of federal, state and local governmental authorizations required to develop and operate renewable energy projects in the United States. Depending on the state or locality where the project is located, the project may be subject to additional environmental regulations.

•
Clean Water Act. Clean Water Act permits for the discharge of dredged or fill material into jurisdictional waters (including wetlands), and for water discharges such as storm water runoff associated with construction activities, may be required. Renewable energy project developers may also be required to mitigate any loss of wetland functions and values. Finally, renewable energy project developers may be required to follow a variety of best management practices to ensure that water quality is protected and the environmental impacts of the project are minimized (e.g., erosion control measures).

•
Environmental Reviews. Renewable energy projects may be subject to federal, state, or local environmental reviews, including under the federal National Environmental Policy Act (“NEPA”), which requires federal agencies to evaluate the environmental effects of all major federal actions affecting the quality of the human environment. The NEPA process, especially if it involves preparing a full Environmental Impact Statement, can be time consuming and expensive. As noted above, renewable energy projects may be subject to similar environmental review requirements at the state and local level in jurisdictions with NEPA equivalents, such as the California Environmental Quality Act in California.

•
Threatened, Endangered and Protected Species. Federal agencies considering the permit applications for renewable energy projects are required to consult with the United States Fish and Wildlife Service to consider the effect on potentially affected threatened and endangered species and their habitats under the federal Endangered Species Act. Renewable energy projects are also required to comply with the Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act, which protect migratory birds and bald and golden eagles, respectively. Most states also have similar laws. Federal and state agencies may require project developers to conduct avian and bat risk assessments prior to issuing permits for solar energy projects, and may also require ongoing monitoring and mitigation activities or financial compensation.

•
Historic Preservation. Federal and state agencies may be required to consider a renewable energy project’s effects on historical or archaeological and cultural resources under the federal National Historic Preservation Act or similar state laws. Ongoing monitoring, mitigation activities or financial compensation may also be required as a condition of conducting project operations.

•
Clean Air Act. Certain operations may be subject to federal, state, or local permitting requirements under the Clean Air Act, which regulates the emission of air pollutants, including greenhouse gases.

•
Local Regulations. Renewable energy projects are also subject to local environmental and land use requirements, including county and municipal land use, zoning, building, water use, and transportation requirements. Permitting at the local municipal or county level often consists of obtaining a special use or conditional use permit under a land use ordinance or code, or, in some cases, rezoning in connection with the project.

•
Management, Disposal, and Remediation of Hazardous Substances. Renewable energy projects and materials handled, stored, or disposed of on project properties may be subject to the federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), and analogous state laws. Environmental liability may arise under CERCLA for contamination that occurred prior to a project developer’s ownership of or operations at a particular site. Project developers could be responsible for the costs of investigation and cleanup, and for any related liabilities, including claims for damage to property, persons, or natural resources. Such responsibility may arise even if the project developer was not at fault and did not cause, or was not aware of, the contamination. To limit exposure to such environmental liability related to the land where a project is constructed, a developer may, prior to executing a lease or purchase agreement for the property, commission an environmental site assessment (that is, a Phase I Environmental Site Assessment). That Phase I Environmental Site Assessment is a necessary, but not sufficient, requirement if the project developer plans to attempt to take advantage of the bona fide prospective purchaser defense against CERCLA liability.

In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gas (“GHGs”), including methane and carbon dioxide, byproducts of burning fossil fuels. In August 2022, the U.S. Congress passed, and President Biden signed into law, the Inflation Reduction Act, which appropriates significant federal funding for renewable energy initiatives and, for the first time ever, imposes a fee on GHG emissions from certain facilities. This bill could increase the operating costs of conventional energy sources and accelerate the transition away from fossil fuels, which could, in turn, benefit our renewable energy projects, business and results of operations. In addition, at the international level, the United States is a signatory to the Paris Agreement. In April 2021, President Biden announced a goal of reducing the United States' GHG emissions by 50 to 52% below 2005 levels by 2030. In November 2021, the international community gathered in Glasgow at the 26th Conference to the Parties on the UN Framework Convention on Climate Change (“COP26”), during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-CO2 GHGs. Relatedly, the United States and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. These developments could also have the effect of accelerating the transition away from fossil fuels.

Europe and other jurisdictions

Outside of the United States, our renewable energy projects are also subject to a number of regulatory requirements in relation to EHS issues. While a number of these requirements and broader relevant EHS policies may be set at a regional (e.g., European Union) level, specific requirements such as permitting restrictions are usually set at a local level. For example, the European Union has also implemented the Renewable Energy Directive, which sets a target for at least 32% of total EU energy consumption to be renewable by 2030 (the “Renewable Energy Directive”). The European Commission has proposed an update to the Renewable Energy Directive, the terms of which are currently being negotiated by the EU political institutions and is intended to be finalized during 2023.

The European Commission’s proposed revision to the Renewable Energy Directive would raise the target for renewable energy consumption to 40%, and the European Commission has subsequently proposed to increase that target to 45% in its communication on the REPowerEU plan.

The target under the Renewable Energy Directive is binding at the European Union level, but individual Member States are provided flexibility in setting their own national targets to reach this European Union-wide goal. Under the Renewable Energy Directive (both in its current form and in the proposed revision), Member States are permitted to gain credit toward meeting their national renewable energy goals by contributing to projects in other Member States or non-Member States.

Further, certain projects may be required to be subject to environmental impact assessments in the European Union. The applicability of this process to renewables projects is determined at the Member State level, and the process, when relevant, includes public consultation procedures which may impact development consent. The Habitats Directive and Birds Directive establish Special Areas of Conservation and Special Protection Areas, and if such areas are likely to be impacted by a project then the competent national authority must carry out an assessment of the conservation implications.

Member States will also be expected to implement controls in their own jurisdictions, which apply to EHS performance including air, water and land emissions, generation of waste, pollution matters, prevention of accidents and other relevant issues.

In addition to the European Union-wide measures outlined above, there are additional jurisdictional specific aspects of EHS law that may be applicable to our projects across the countries in which we currently or may in the future have projects. We also anticipate that other countries globally (outside of the European Union or United States) will also have similar requirements in relation to those outlined above, which will vary by specific jurisdiction.

Israel

Climate change policy and regulation

As the climate crisis becomes increasingly severe, Israel is accelerating its greenhouse emission reduction goals. As part of its commitment to the global effort, the government of Israel resolved in July 2021 to reduce greenhouse gas emissions by at least 85% by 2050 compared to the 2015 baseline. The resolution also sets an intermediate target to reduce such emissions by 27% by 2030 compared to the 2015 baseline. One of the central components of Israel’s climate strategy is a transition to an economy based on electricity production from renewable sources. While such government resolutions are reflected in a National Climate Bill, such bill has not yet been enacted into law. In addition, at a UN Climate Change Conference in November 2021, the Prime Minister of Israel committed to increase Israel’s greenhouse gas reduction target to net-zero by 2050. As of March 15, 2023, this stricter target has yet to be reflected in a binding government decision and in applicable policy implementation.

In addition, as part of Israel’s national climate policy, the Israeli government in October 2020 set targets to increase the share of electricity generated from renewable energy sources (solar, wind, water and others) to 20% by December 31, 2025 and to 30% by December 31, 2030. In October 2021, the Ministry of Energy published a roadmap to reduce carbon emissions by 80% in the energy sector by 2050 compared to the 2015 reference year. In addition, the roadmap targets a 1.3% annual improvement in energy efficiency and a cessation of the use of coal by 2030 for production of electricity. The roadmap includes supplemental objectives to help achieve the principal targets, and the EA subsequently published additional guidance on achieving these goals.

Other licensing, permitting and land use requirements

Renewable energy projects are also subject to multiple licenses and permits depending on the characteristics of the project, including the requirement to obtain a business license, a toxins permit, an emission permit and a discharge permit, each as required under different provisions of Israeli law.

Renewable energy projects are also subject to land use requirements, including zoning and building regulations. The various permits and licenses may include requirements in relation to infrastructure, installation of treatment facilities for the treatment of environmental impacts, treatment of waste or sewage before discharge to the sea or the sewage system and various reporting obligations to relevant authorities.

In addition, renewable energy projects are subject to regulation to prevent environmental hazards in the field of noise and air pollution.

With regard to wind energy projects, to prevent nuisances of noise or light we are required to maintain at least 500 meters between wind turbines and any uses defined as “sensitive,” with an emphasis on wind turbines constructed in proximity to housing and other residential facilities. In addition, any permissible use must be considered up to 1000 meters from any wind energy project.

On July 18, 2022, the Israeli Ministry of Environment Protection published a position paper regarding approved and planned wind energy projects. According to such position paper, the potential ecological damage associated with wind turbines is significant, specifically with regard to birds. The position paper states that wind energy projects that are approved or under construction should be required to monitor ongoing bird activity and have in place operating regimes and control mechanisms to prevent damage to bird populations, including measures that ensure the immediate cessation of turbines as necessary. In addition, the position paper states that approval of new wind energy projects should be avoided altogether until sufficient knowledge has been gathered about the effectiveness of the operating regimes and control mechanisms in place at existing facilities. The position paper is not binding and the impact that this position paper will have on the future of wind energy projects in Israel is unclear.

In December 2010, the Israeli National Committee for Planning and Construction approved a specific zoning plan to regulate PV plants from small rooftop mounted installations and facilities on land plots of less than 0.29 square miles. The zoning plan provides two routes for the construction of PV production facilities: permitting and planning. Permits are available for rooftop mounted installations and for land installations on specifically designated lands, while a plan is required to be filed with and approved by relevant planning authority for projects in other areas. The zoning plan provides a preference for construction of PV facilities in areas designated for construction and development, and authorizes planning authorities to approve relatively larger projects in certain areas in northern and southern Israel. Additional zoning plans exist for wind energy and regarding land use in connection with other electricity production facilities, including electricity systems, natural gas and other fuels.

A proposed change to December 2010 zoning plan would allow the approval of permits for PV facilities with dual use (including water reservoirs and fish pools), and should also allow the construction of energy storage facilities in the areas of plans which do not include building rights for their construction.

Facilities and properties

Our corporate headquarters are located in Rosh Ha’ayin, Israel. We also have offices in Hungary and the United States through our various subsidiaries. We lease all of our office space. We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available. In addition, our Operational Projects are located on properties secured under long-term leases that are suitable for their operations for the foreseeable future.

Employees and human capital management

As of March 15, 2023, we had 217 full-time employees. None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good. We focus on attracting, developing and retaining a team of highly talented and motivated employees. We regularly conduct assessments of our compensation and benefit practices and pay levels to help ensure that staff members are compensated fairly and competitively. Employee performance is measured in part based on goals that are aligned with our annual objectives, and we recognize that our success is based on the talents and dedication of those we employ. To help our employees succeed in their roles, we emphasize continuous training and development opportunities.

We are committed to maintaining a workplace that acknowledges, encourages, and values diversity and inclusion. We believe that individual differences, experiences, and strengths enrich the culture and fabric of our organization. Having employees with backgrounds and orientations that reflect a variety of viewpoints and experiences also helps us to better understand the needs of our customers and the communities in which we operate. By leveraging the multitude of backgrounds and perspectives of our team and developing ongoing relationships with diverse vendors, we achieve a collective strength that enhances the workplace and makes us a better business partner for our customers and others with a stake in our success.

Legal proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the ordinary course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity.

C.          Organizational Structure

Our legal name is Enlight Renewable Energy Ltd. and we are organized under the laws of the State of Israel. Below is an overview of our corporate structure:

*
Co-invest subsidiaries include wholly or partially owned entities which were formed in connection with partnerships with Israeli institutions that co- invest in certain of our renewable energy projects.

**	Project subsidiaries include wholly or partially owned entities which were formed in connection with one or more renewable energy projects.

For a complete list of our subsidiaries, please refer to Exhibit 8.1 to this Annual Report.

D.          Property, Plants and Equipment

Our corporate headquarters are located in Rosh Ha’ayin, Israel, where we occupy an office space totaling approximately 2,460 square meters, under a lease agreement that expires in January of 2025, with an option to extend for an additional three years. Our U.S. headquarters is located in Boise, Idaho, where we occupy an office space totaling approximately 7,291 square feet, subject to a lease agreement that expires in May  of 2023. We have signed a new lease for our U.S. headquarters in Boise, Idaho for a space totaling approximately 17,289 square feet with a lease beginning on June 1, 2023 and expiring on June 1, 2030.

We also lease office space in Hungary, Croatia and Italy, as well as shared office space in San Francisco and in the Golan Heights in Israel.

We believe that these facilities are sufficient to meet our current needs and that suitable additional space will be available as needed to accommodate any foreseeable expansion of our operations. We lease all of our corporate facilities.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements contained in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements contained in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(4) on February 13, 2023 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are a global renewable energy platform, founded in 2008, and publicly traded on the TASE since February 2010 and Nasdaq since February 2023. We develop, finance, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to ownership and operations, enables us to deliver strong project returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi-technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies.

We have achieved significant growth in recent years. For the years ended December 31, 2021 and 2022, our revenue was $102.5 million and $192.2 million, respectively, representing year-over-year growth of 88%. For the years ended December 31, 2021 and 2022 our net profit was $21.7 million and $38.1 million, respectively, and our operating profit was $34.4 million and $90.6 million, respectively.

Key Milestones

We were founded in Israel in 2008 by our three co-founders, Gilad Yavetz, Zafrir Yoeli and Amit Paz. We began as a company focused on developing small-scale greenfield solar energy projects in Israel and, over the past 15 years, have transformed into a leading global renewables platform focused on delivering utility-scale renewable energy projects. Our transformation has been driven by a tailored strategy of gradual entry into new markets, coupled with a clear focus on execution. Below are some key milestones that we have achieved since our founding:

2008	Our Founding
2009	First project finance closed in Israel for rooftop solar energy project
2010	Listing on the Tel Aviv Stock Exchange
2011	Initiation of onshore wind energy development activities in Israel
2012	First solar energy project in Europe
2013	Onset of construction of Halutzyut, the largest solar energy project in Israel at the time
2014	First wind energy project in Europe
2015	Commercial operation of Halutzyut
2016	Entry into the Balkan wind energy market
2017	Entry into the Hungarian solar energy market
2018	Acquisition of the biggest onshore wind energy project under development in Spain
2019	Entry into the Swedish wind energy market
2020	Acquisition of Björnberget, one of the largest onshore wind energy farms in Europe
2021	Entry into the United States through the Clēnera Acquisition
Q1 2022	Doubling of Operational Projects to 717 MW capacity, including the first major wind energy project in Israel
Q1 2023	Listing on Nasdaq

Our Business Model

We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 8.5 to 25 years. The PPAs of our Operational Projects have a weighted-average remaining term of 12 years as of March 15, 2023 and are typically for a period of eighteen to twenty years, though we also sell electricity generated by some of our projects in Sweden and Spain under a Merchant Model. Revenues from our PPAs comprised approximately 86% and 68% of our total revenue for 2021 and 2022, respectively, while revenues generated from the sale of electricity under a Merchant Model comprised approximately 6% and 26% of our total revenue for 2021 and 2022. Our revenue from projects outside of the United States represented approximately 97% and 96% of our total revenue in the years ended December 31, 2021 and 2022, respectively. For more information regarding our other sources of revenues, see “—Components of Our Results of Operations—Revenue.”

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Growth in the renewable energy market

The renewable energy market represents one of the largest growth opportunities in the global energy sector. Creating new opportunities across markets and technologies, increasing demand for sustainable energy continues to be driven by global action to combat the climate crisis, the ongoing replacement cycle for aging energy infrastructure, the expanding electrification of the broader economy and the increasing criticality of energy security. Growing public demand coupled with favorable regulatory trends and government policy are also incentivizing development of renewable energy projects. These governmental incentives include tax credits and abatements, accelerated depreciation deductions, grants, rebates, renewable portfolio standards and carbon taxes. These industry, economic and policy trends support our growth and we expect them to continue.

Rising power prices across Europe and the United States

Power prices have risen considerably across Europe and the United States, largely driven by the significant increase in the price of natural gas. According to BNEF, the average power price across Germany, Spain, the United Kingdom and the Netherlands reached a peak of EUR 501 per MWh in March 2022, an increase of 909% from January 2021. The power prices have come down materially since the recent highs but the rapid increase in power prices has made solar energy and wind energy projects more economically attractive for a wide range of offtakers. Acquiring electricity from renewable energy projects has become critical for utility and large corporations seeking to secure long term attractively priced electricity.

We believe that the significant increase in power prices will result in increases in PPA pricing both for projects where PPAs have yet to be signed and for projects with signed PPAs which have yet to commence operations. We have begun to see this trend unfold across our portfolio. For example, in the second quarter of 2022, we signed amendments to our PPAs at projects Björnberget (372 MW) and Atrisco (360 MW, 1,200 MWh), reflecting a 22% and 24% increase in PPA pricing, respectively. Similarly, during the fourth quarter of 2022, we signed additional PPA amendments with a material price increase for our projects in Indiana called Rustic Hills I and Rustic Hills II (256 MW in total), reflecting a 17% and 23% increase in PPA pricing, respectively, and are in advanced negotiations to amend PPAs for several other projects that are in pre-construction.

In addition, increases in the price of natural gas and other commodities in Europe directly impact the revenues that we generate from our projects that are operated under a Merchant Model in Sweden and Spain, where an increase in energy prices directly translates into an increase in the price in which we sell electricity. For example, in the fourth quarter of 2022, we sold electricity in Spain at Project Gecama under a Merchant Model, at an average price of EUR 119 per MWh. We also incurred balancing costs of EUR 4 per MWh and “windfall tax” of EUR 5 per MWh, resulting in a net price of EUR 110 per MWh. An increase in the price at which we sell the electricity produced by any of our projects is expected to increase the revenue that we generate from such project without a direct increase in the cost of its production.

Supply chain disruptions

The declining cost of solar panels, wind turbines and other raw materials necessary to manufacture them has historically been a key driver in the growth of the renewable energy industry, and we expect that continued technological advances, among other factors, will further drive long-term declines in price. However, prices for these components and their raw materials have increased in the short term due to a variety of factors, including COVID-19 supply chain disruptions, tariffs and trade barriers and commodity price inflation.

For our projects that are already under construction, we have already secured supply contracts. However, should prices of components and raw materials that are required for our projects continue to increase, the required equity to construct new projects would increase accordingly. This may adversely affect the profitability of our projects, especially those that have a signed PPA but have not yet procured all of the required equipment.

Our global presence and diversified network of suppliers enable us to leverage an international supply chain to access the components we need, preventing such disruptions from materially impacting our business, our results of operations and our capital resources. Albeit not materially, we are still affected by these disruptions, to the extent they cause supply delays or increases in the prices of components. For more information, see Item 3.D “Risk Factors—Risks related to development and construction of our renewable energy projects—Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs could adversely affect our financial performance.”

Access to and cost of capital

Our future growth depends significantly on our ability to raise capital to finance the development and construction of our projects through project finance providers, including lenders and tax equity investors on competitive terms, as well as through corporate finance. We have historically used a variety of structures including the issuance of non-recourse project debt, unsecured corporate and convertible debt, and both public and private equity financing to help fund our operations. As of March 15, 2023, we had raised $1.5 billion of capital to support our growth through corporate and convertible debt and equity issuances. Our ability to raise capital from investors and lenders is affected by general economic conditions, the state of the capital markets, inflation levels, and concerns about our industry or business. See “—Liquidity and Capital Resources” for further details on capital raising and the effective management of our capital structure and capital allocation.

Our future growth also depends on our ability to raise capital at an attractive cost. Rising interest rates across our markets has a minimal impact on our outstanding debt, whereby 88% of our consolidated indebtedness net of deferred financing costs as of March 15, 2023 was locked in at a fixed-rate. Our exposure to rising interest rates relates primarily to either projects under construction whereby the base rate is set at each date the facility is drawn, as well as projects under development for which PPAs have been signed but financing has not yet been arranged. For such projects under development, we are working to amend the projects’ PPAs to reflect higher power prices, thereby offsetting the impact of increased interest rates.

Government regulations and incentives

Our strategy to grow our business through the development of renewable energy projects could be affected by certain government policies and regulations. Renewable energy projects currently benefit from various governmental incentives. These policies have had a significant positive effect on the development of renewable energy projects and the renewable energy industry in general, but such policies could change at any time. These incentives provide tax credits and accelerated depreciation for a significant portion of the development costs, or increase demand by mandating increasing levels of renewable energy generation. Any loss or reduction of such incentives and other programs could result in higher operating costs, while the utilization of such incentives and other programs can help reduce certain operating costs, primarily our cost of capital. For additional information regarding government regulations and incentives, please see Item 3.D “Risk Factors—Risks Related to Government Regulation” and Item 4.B “Information on the Company—Energy Regulation.”

Seasonality

Seasonal trends affect both our solar energy and wind energy projects, with energy output varying seasonally depending on the location of a specific project. Our cash flow generated from any project is directly related to the amount of energy produced in such project. We produce a substantial amount of our solar energy projects’ energy during the summer months when solar resources tend to be most favorable. Our wind energy projects also have seasonal variation in output, though the projects differ in terms of which months are more favorable. Although seasonality may affect us on a project-by-project level, our geographic and technological diversity substantially mitigates any seasonal effect on our global business as a whole.

Components of Our Results of Operations

Revenue

We primarily generate revenue from the sale of electricity produced by our renewable energy facilities which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 8.5 to 25 years. The PPAs of our Operational Projects have a weighted-average remaining term of 12 years.

We sell electricity produced by project Picasso in Sweden partially under the Merchant Model and manage our exposure to Merchant Risk through hedging agreements. As of March 15, 2023, we have hedged approximately 28% of the expected production of project Picasso from January 2023 until the end of 2023 at an average of EUR 82 per MWh. We sell electricity produced by project Gecama under the Merchant Model and manage our exposure to Merchant Risk through hedging agreements. We have hedged approximately 50% of the expected production of project Gecama beginning from January 2023 until the end of 2023 at an average of EUR 77 per MWh. We recognize revenues from the sale of electricity over the period of electricity generation.

We also generate revenue from the operation of renewable energy facilities in Israel. This revenue stream is generated from projects that are accounted for as financial assets under IFRS (“Financial Asset Projects”) (for more information on financial assets accounting, see “—Financial Asset Projects).” For these Financial Asset Projects, although we are the legal owner of the facility, because of the manner in which the government controls and regulates the electricity license terms, from an accounting perspective, the facility is viewed as if ownership had been transferred to the government. We are therefore considered to be a contractor, recognizing only a small portion of the proceeds generated from the sale of electricity under the PPA as revenue. The remaining proceeds generated from the sale of electricity for the Financial Asset Projects are recognized as finance income and through the repayment of the Financial Asset (as defined below). For more information, see “—Financial Asset Projects.”

Additionally, we generate revenue from asset management, development services and construction services that we provide to projects owned by us and third parties. For services provided to projects we own, revenues are eliminated upon consolidation. Revenues in respect to these activities are recognized upon provision of the services over the term of the arrangement. Services provided to third parties largely comprise development services provided by Clēnera to Parasol with respect to the Parasol projects that we did not acquire in the Clēnera Acquisition. For more information on the Clēnera Acquisition, see Note 7A(1) to our consolidated financial statements included elsewhere in this Annual Report.

We expect our revenues to increase as we (i) convert our projects under construction, our projects in pre-construction, our contracted projects, our Advanced Development Projects and our Development Projects into Operational Projects, (ii) benefit from inflation-linked price provisions contained in certain of our offtake contracts for our Operational Projects and (iii) benefit from Operational Projects which sell electricity under the Merchant Model, for which energy prices have increased most recently.

Cost of sales

Our cost of sales for revenue generated from the sale of electricity or from the operation of renewable energy facilities includes expenses associated with the ongoing operations of our projects such as project site maintenance, municipal taxes, rent and insurance. Cost of sales that are incurred in connection with our construction and management services consist of employee compensation, including share-based compensation, and related human capital expenses.

We anticipate that, in the near term, our cost of sales will increase as we increase the number of Operational Projects but that our cost of sale to revenue ratio will not increase materially in the mid to long term.

Depreciation and amortization

Depreciation and amortization expense primarily reflects depreciation of our projects over their estimated useful lives. For more information on how we depreciate and amortize our assets, see Notes 2(H)(3) and 2(K) to our consolidated financial statements included elsewhere in this Annual Report.

Operating expenses

General and administrative expenses

General and administrative expenses consist primarily of employee compensation, including share-based compensation and directly attributable or allocated corporate costs including, legal, accounting, treasury and information technology expenses, office expenses, professional fees, and other corporate services costs. We expect that in the near term our general and administration expenses will increase in absolute numbers as we grow our team but will decrease as a percentage of revenue as more projects become operational.

Selling, marketing and project promotion expenses

Our selling, marketing and project promotion expenses consist of expenses related to our business development activities including project sourcing and submission to tenders. These expenses consist primarily of employee compensation, including share-based compensation and directly attributable costs including legal, marketing and media expenses.

We expect our selling, marketing and project promotion expenses will increase in absolute numbers as we grow our business but will decrease as a percentage of revenue as more projects become operational.

Development expenses

Development expenses include costs incurred for the development of our project pipeline, such as allocated employee compensation, including share-based compensation, third-party development spend including interconnection and transmission studies, surveying and project diligence costs, and regulatory compliance studies. We expense development costs for a project as long as we estimate that the realization of such project is improbable. Once we believe it is probable that the relevant project will be materialized, development costs incurred for such project are capitalized. Should the realization of the project become improbable, the capitalized amounts are deducted through development expenses. As we continue to expand our pipeline of early-stage Development Projects, we expect our development expenses to increase in absolute numbers but decrease as a percentage of revenue as more projects become operational.

U.S. acquisition expense

U.S. acquisition expense is a one-off expense that we recognized in 2021. It includes the transaction expenses associated with the Clēnera Acquisition, including costs associated with legal, financial and tax advisory services, insurance premiums and regulatory filings.

Other income

As discussed elsewhere in this Annual Report, the size of our Earn-Out obligations in respect of the Clēnera Acquisition depends on how quickly certain projects that we acquired from Clēnera reach COD. Due to delays in the expected COD of various projects, our expected liability in respect of the Earn-Out payments was substantially reduced from what our financial statements had previously assumed. This reduction in liability resulted in $13.8 million being recorded as other income for the year ended December 31, 2022 (for more information regarding the reduction in our estimated Earn-Out payments, see Note 7A1 to our consolidated financial statements included elsewhere in this Annual Report).

Finance income

Finance income primarily consists of proceeds from the sale of electricity generated from our Financial Asset Projects that are accounted as finance income. For more information, see “—Financial Asset Projects.” The income we recognize for these projects includes annual interest income and adjustments related to changes in the consumer price index in Israel. Financial income also includes income from the revaluation of certain foreign currency hedge transactions.

Finance expenses

Finance expenses primarily consist of interest we pay for our bonds and for loans taken to finance our projects, loans provided by non-controlling interests, foreign currency hedge transactions, expenses related to lease liabilities and expenses related to the part of potential future earn-out payments that is not subject to the two co-founders’ continued tenure with Clēnera and which was recognized on the balance sheet on a discounted basis.

Taxes on income (tax benefits)

Taxes on income (tax benefits) consist primarily of income taxes imposed by the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. As of December 31, 2022, our net operating loss carry forwards for tax purposes amounted to approximately $153 million.

Financial Asset Projects

Pursuant to IFRS, if the government controls and regulates the licensing arrangements for a renewable energy facility and the license term is similar to the facility’s useful life, the facility is viewed, from an accounting perspective, as if it has been transferred to the government’s ownership. Although when evaluating our performance, such a project is like any other renewable energy project we own, from an accounting perspective, it is treated as Financial Asset Project, whereby we are considered strictly as a contractor during both the construction period and operating period.

As a contractor from an accounting perspective, we are entitled to receive fees during the construction period for construction services. The fees for construction services include the construction costs of the Financial Asset Project plus a standard construction margin estimated by us. These fees, which are due at the end of the construction period, are recorded in our financial statements as a financial asset (“Financial Asset”). When construction is complete and before the project begins operations, we define a repayment schedule for the Financial Asset (the “Repayment Schedule”). The payments under the Repayment Schedule are funded through the sale of electricity under the PPA, which amortize the full amount of the Financial Asset over the PPA term, which is, on average, 20 years.

When the project becomes operational, we are entitled to receive the proceeds from the sale of electricity as under any PPA. However, because the project is treated as a Financial Asset Project from an accounting perspective, the proceeds from sale of electricity under the PPA are accounted for as follows:

•
certain amount of the proceeds, as determined in the Repayment Schedule, is recorded as principal payments made by the regulator to repay the Financial Asset (the “Repayments”), which do not appear in the profit and loss statement in our financial statements;

•
certain amount of the proceeds, reflecting the interest payments made by the regulator to repay the Financial Asset, is recorded as finance income (“Interest Income” and, together with the Repayments, “Financial Asset Payments”); and

•	the remaining amount of the proceeds, if any, are recorded as revenue from the operation of renewable energy facilities.

For the year ended December 31, 2021, we received proceeds from the sale of electricity from the Financial Asset Projects of $44.1 million, which was comprised of:

•	$32.9 million recorded as Financial Asset Payments, which appears in our cash flow statement under cash flow from operations; and

•	$11.3 million recorded as revenue from the operation of renewable energy facilities.

For the year ended December 31, 2022, we received proceeds from the sale of electricity from the Financial Asset Projects of $24.7 million, which was comprised of:

•	$17.6 million recorded as Financial Asset Payments, which appears in our cash flow statement under cash flow from operations; and

•	$7.1 million recorded as revenue from the operation of renewable energy facilities.

The Halutziot project was considered to be a Financial Assets Project until April 2022 and $17.7 million of the proceeds generated by this project from sale of electricity were recorded for the year ended December 31, 2021 as Financial Asset Payments rather than revenue. However, following April 1, 2022 due to a significant change to the terms of the concession arrangement vis-a-vis the state, which included the execution of significant technological changes to the Halutziot facility and the expansion thereof in a manner which will increase the capacity and effectiveness of production, Halutziot is no longer considered a Financial Asset Project. All proceeds from the sale of electricity have been, and will be, recorded as revenue, resulting in an increase to our revenue in the year ended December 31, 2022 of $14.6 million. Our chief operating decision maker (“CODM”) evaluates our performance based on an evaluation of Financial Asset Projects as any other renewable energy project in our portfolio. For more information on our segment reporting, see Note 28 to our consolidated financial statements included elsewhere in this Annual Report.

We currently only have Financial Asset Projects in Israel. As of December 31, 2022, our Financial Asset Projects included: Mivtachim, Talmei Bilu, Cramim, Idan, Golan Fruits, Sde Nehemia and Barbur (collectively, the “Israel Solar Projects”). The aggregate installed capacity of our Financial Asset Projects was 30.6 MW as of March 15, 2023. The last project to be accounted for as a Financial Asset began construction in 2015, and no other project has been recognized by us as a Financial Asset Project since.

	Year Ended December 31,		Period-over-Period Change
	2022	2021	Dollar	Percentage
	(in thousands, except percentages)

Proceeds from the sale of electricity by Financial Asset Projects	$24,673	$44,136	$(19,463)	(44)%
Proceeds from the sale of electricity recorded as Financial Asset Payments	17,578	32,859	(15,281)	(47)%
Proceeds from the sale of electricity recorded as revenue	7,095	11,277	(4,182)	(37)%

A.          Operating Results

The following tables summarize key components of our results of operations data and such data as a percentage of total revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future. For a discussion of our results of operations for the year ended December 31, 2020, including a year-to-year comparison between 2021 and 2020, and a discussion of our liquidity and capital resources for the year ended December 31, refer to our final prospectus filed pursuant to Rule 424(b)(4) on February 13, 2023 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December
	2022	2021
	(in thousands)
Revenues	$192,172	$102,461
Cost of sales	(40,438)	(21,777)
Depreciation and amortization	(40,563)	(19,446)
Gross profit	111,171	61,238
General and administrative expenses	(28,739)	(15,569)
Development expenses	(5,587)	(4,716)
Transaction costs in respect of acquisition of activity in the United States	-	(7,331)
Other income	13,767	778
Operating profit	90,612	34,400
Finance income	23,341	30,333
Finance expenses	(62,591)	(37,175)
Total finance expenses, net before early prepayment fee	(39,250)	(6,842)
Pre-tax profit before early prepayment fee	51,362	27,558
Early prepayment fee	-	—
Profit (loss) before tax and equity gains (loss)	51,362	27,558

Share of (loss) profits of equity accounted investees	(189)	(306)
Profit (loss) before income taxes	27,369	51,056
Taxes on income	(5,694)	(12,943)
Profit (loss)	$21,675	$38,113

Profit (loss) for the year attributed to:
Owners of the Company	11,217	24,749
Non-controlling interests	10,458	13,364

	Year ended December
	2022	2021

Revenues	100%	100%
Cost of sales	(21.0)	(21.2)
Depreciation and amortization	(21.1)	(19.0)
Gross profit	57.8	59.8
General and administrative expenses	(15.0)	(15.2)
Selling, marketing and project promotion expenses	-	-
Development expenses	(2.9)	(4.6)
Transaction costs in respect of acquisition of activity in the United States	0	(7.2)
Other income	7.2	0.7
Operating profit	47.2	33.6
Finance income	12.1	29.6
Finance expenses	(32.6)	(36.3)
Total finance expenses, net before early prepayment fee	(20.4)	(6.7)
Pre-tax profit before early prepayment fee	26.7	26.9
Early prepayment fee	-	—
Profit (loss) before tax and equity gains (loss)	26.7	26.9
Share of (loss) profits of equity accounted investees	(0.2)	(0.2)
Profit (loss) before income taxes	26.5	26.7
Taxes on income	(6.7)	(5.5)
Profit (loss) for the year	19.8	21.2%
Profit (loss) for the year attributable to:
Owners of the Company	12.9	10.9%
Non-controlling interests	6.9	10.21

Comparison of the years ended December 31, 2021 and 2022

Revenues

	Year Ended December 31,		Period-over-Period Change
	2022	2021	Dollar	Percentage
	(in thousands, except percentages)

Electricity and operation of facilities	$181,058	$94,309	$86,749	92%
Construction and management services	11,114	8,152	2,962	36%
Total revenue	$192,172	$102,461	$89,711	88%

The following table presents our revenues from electricity and operation of facilities and our revenues from construction and management services as a percentage of our total revenue for each period presented above.

Electricity and operation of facilities

Revenues from electricity and operation of facilities increased by $86.7 million, or 92%, to $181.1 million for the year ended December 31, 2022 compared to $94.3 million for the year ended December 31, 2021. The increase in revenue was primarily driven by the addition of new projects, including Gecama, Emek Habacha and Selac, which contributed an additional $86 million, the reclassification of Halutziot, which contributed an additional $12 million (for more information on Financial Asset classification, see “—Financial Asset Projects”), and $2 million from PPAs that were adjusted for inflation. These positive impacts were partially offset by lower production and certain events which reduced availability of our projects, including the repowering of Project Halutziot, which collectively had an approximate $8 million impact. There was also an approximate $6 million negative impact due to foreign currency exchange rate fluctuations.

Construction and management services

Revenues from construction and management services increased by $2.9 million, or 36%, to $11.1 million for the year ended December 31, 2022 compared to $8.2 million for the year ended December 31, 2021. This increase was primarily due to our providing management services through Clēnera following the Clēnera Acquisition, resulting in a $4.8 million increase in revenues, offset by a $2.9 million decrease in revenues from construction services as an EPC contractor for projects that were completed during 2021.

Cost of sales

	Year Ended December 31,		Period-over-Period Change
	2022	2021	Dollar	Percentage
	(in thousands, except percentages)
Cost of sales:
Operating and maintenance	$33,279	$15,663	$17,616	112%
Construction and management services	7,159	6,114	1,045	17%
Total cost of sales	$40,438	$21,777	$18,661	86%

Operations and maintenance expense

Operations and management expense increased by $17.6 million, or 112%, to $33.3 million for the year ended December 31, 2022 compared to $15.7 million for the year ended December 31, 2021. The increase was primarily driven by the achievement of commercial operations of new projects, including Gecama, Emek Habacha and Selac, which contributed an additional $17.5 million of operating and maintenance expenses. The increase in operations and maintenance expense resulting from the commercial operation of project Gecama in Spain included $5.5 million of windfall taxes due to price caps on energy implemented by the Spanish government under Royal Decree-law 10/2022 of 13 May (for more information regarding the recent implementation of price caps on energy in Europe, see Item 3.D “Risk Factors—Risks Related to Government Regulation—Government interventions in response to current high energy prices may negatively impact revenues or increase our tax burden”).

Construction and management services expense

Construction and management services expense increased $1.1 million, or 17%, to $7.2 million for the year ended December 31, 2022 compared to $6.1 million for the year ended December 31, 2021. The increase was primarily driven by a $3.5 million increase in employee salaries and benefits that support our increased construction and management services activity following the Clēnera Acquisition, offset by a $2.4 million decrease in expenses related to construction services as EPC for projects that were completed during 2021.

Depreciation and amortization expense

Depreciation and amortization expense increased $21.1 million, or 109%, to $40.6 million for the year ended December 31, 2022 compared to $19.4 million for the year ended December 31, 2021. The increase was primarily driven by the achievement of commercial operations of new projects, including Gecama, Emek Habacha and Selac, which contributed an additional $18.1 million of depreciation and amortization expense and $4.4 million of additional expenses due to the reclassification of project Halutziot from a Financial Asset to a fixed asset (for more information on Financial Asset classification, see “—Financial Asset Projects”). An addition $1.4 million was primarily driven by foreign currency exchange rate fluctuations.

Operating costs and expenses

General and administrative expenses

	Year Ended December 31,		Period-over-Period Change
	2022	2021	Dollar	Percentage
	(in thousands, except percentages)

General and administrative expenses	$28,739	$15,569	$13,170	85%

General and administrative expenses increased $13.2 million, or 85%, to $28.7 million for the year ended December 31, 2022 compared to $15.6 million for the year ended December 31, 2021. The increase was primarily driven by a $4.1 million increase in employee salaries and benefits resulting from the hiring of additional personnel in the ordinary course of business, $6.6 million increase as a result of the incurrence of a full year of Clēnera’s general and administrative expenses, and a $2.5 million increase in advisory fees related to the global expansion of our business.

Development expenses

	Year Ended December 31,		Period-over-Period Change
	2022	2021	Dollar	Percentage
	(in thousands, except percentages)

Development expenses	$5,587	$4,716	$871	18%

Development expenses increased $0.9 million, or 18%, to $5.6 million for the year ended December 31, 2022 compared to $1.1 million for the year ended December 31, 2021. The increase was primarily driven by the increase in Development Projects acquired through the Clēnera Acquisition.

Transaction costs in respect of acquisition of activity in the United States

	Year Ended December 31,		Period-over-Period Change
	2022	2021	Dollar	Percentage
	(in thousands, except percentages)

Transactions costs in respect of acquisition of activity in the United States	-	$7,331	$(7,331)	(100)%

U.S. acquisition expense was $7.3 million for the year ended December 31, 2021, resulting from the Clēnera Acquisition, compared to none for the year ended December 31, 2022. The decrease was due to the fact that the Clēnera Acquisition was completed in 2021.

Other income

Other income was $13.8 million for the year ended December 31, 2022, compared to $0.8 million for the year ended December 31, 2021. The increase was primarily driven by delays in the expected COD of various projects that we acquired as part of the Clēnera Acquisition, which led to a substantial reduction in liabilities in respect of our Earn-Out obligations (for more information regarding other income, see “—Components of Our Results of Operations—Operating Expenses—Other Income”).

Finance Income / (Expense)

	Year Ended December 31,		Period-over-Period Change
	2022	2021	Dollar	Percentage
	(in thousands, except percentages)

Finance income	$23,341	$30,333	$(6,992)	(23)%
Finance expense	(62,591)	(37,175)	(25,416)	(68)%
Total Finance Income/(Expense)	$(39,250)	(6,842)	$(32,408)	474%

Finance income was $23.3 million for the year ended December 31, 2022, compared to $30.3 million for the year ended December 31, 2021. Finance expense was $62.6 million for the year ended December 31, 2022, compared to $37.2 million for the year ended December 31, 2021. The changes in finance income and finance expense resulted primarily from a 5.3% increase in the consumer price index in Israel as compared to an increase of 2.4% in the prior year, which serves as the linkage basis for both our Financial Asset Projects and our Israeli project finance. The increase in finance expense was driven by the achievement of commercial operations of new projects, including Gecama, Emek Habacha and Selac, which contributed an additional $10.6 million of project finance expenses and a decrease in finance income of $7 million due to the reclassification of project Halutziot from a Financial Asset to a fixed asset (for more information on Financial Asset classification, see “—Financial Asset Projects”).

Non-IFRS Financial Measures

In addition to our financial results reported in accordance with IFRS, we believe that Adjusted EBITDA, which is a non-IFRS financial measure, is useful in evaluating the performance of our business.  See tables below for a discussion regarding our use of Adjusted EBITDA, including its limitations, and a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA

We define Adjusted EBITDA as Net Income adjusted for depreciation and amortization, share based compensation, U.S. acquisition expense, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

The following table sets forth our Adjusted EBITDA for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Period-over-Period Change
	2022	2021	Dollar	Percentage
	(in thousands, except percentages)

Adjusted EBITDA	$129,935	$66,211	$63,724	96%

The following table provides a reconciliation of adjusted EBITDA to net income for the periods indicated:

For the Year Ended December 31,
2022	2021
(in thousands)

Net Income	$38,113	$21,675
Depreciation and amortization	42,267	20,500
Share based compensation	8,673	3,980
U.S. acquisition expense	0	7,331
Other income*	(11,617)	0
Finance income	(23,341)	(30,333)
Finance expenses	62,591	37,175
Share of losses of equity accounted investees	306	189
Taxes on income	12,943	5,694
Adjusted EBITDA	$129,935	$66,211

* Other income is largely comprised of movements in the expected earnout for the Clēnera Acquisition.

B.          Liquidity and Capital Resources

Overview

In February 2023, upon completion of our U.S. IPO, we received net proceeds of approximately $270.7 million, after deducting underwriters’ discounts and commissions and offering expenses of approximately $21.6 million.

Managing our liquidity and capital resources efficiently and productively is critical to the success of our business. Our projects, by their nature, are long-term infrastructure assets that require significant, upfront investment to capitalize on the inherently-free costs of wind and sunlight and generate high margins during operations. As a result, we have structured our liquidity and capital resources to (i) optimize low cost project finance to reduce equity capital requirements during construction and long-term ownership, (ii) utilize an efficient syndication of project level equity to various institutional partners in order to reduce our equity capital requirements, and (iii) leverage our deep access to the Israeli financial markets to source a wide range of corporate finance, including corporate bonds, convertible bonds, corporate credit facilities, letters of credit facilities and equity capital, at a competitive cost. We are rated A2.il Stable by Midroog, Moody’s Israeli subsidiary, which enables us to raise capital in Israel at an attractive cost. As we accelerate our activity in the United States through Clēnera and our overall business grows, we believe access to the U.S. capital market will be a key source of capital for our future operations. Our liquidity and capital requirements mostly relate to:

•	constructing our projects (including equipment costs, EPC costs and other construction costs);

•	project origination initiatives to produce Mature Projects (including development expenditures, security deposits, letters of credit, equipment deposits and project acquisitions);

•	general and administrative expenses and other overhead costs;

•	liquidity reserve for unforeseen events; and

•	other growth-related investment opportunities.

We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of our conversion of Development Projects and Advanced Development Projects into Operational Projects to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors, including those described elsewhere in this section under “Key Factors Affecting Our Performance” and under Item 3.D “Risk Factors.” We may, in the future, enter into additional arrangements to acquire or invest in complementary businesses, which could increase our cash requirements.

We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In particular, the inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional capital when required or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

Financing the construction of our projects

Our projects are long-term infrastructure assets that require significant upfront investment but minimal ongoing capital investments and expenses due to the inherently-free costs of wind and sunlight allowing for the generation of high margins throughout their useful life. We have historically financed each project individually through a combination of project finance and equity. From time to time, we also procure equipment and other materials on behalf of projects prior to securing project finance and equity commitments in order to mitigate issues caused by supply chain disruptions. As of March 15, 2023, we had approximately $114 million in contractual obligations related to such procurement.

Project finance

We utilize project finance to fund a significant portion of the construction costs of our projects. Project finance typically accounts for approximately 50% to 90% of total project costs. When structuring project finance, we evaluate our alternatives holistically. We focus on several objectives including, maximizing project equity returns, reducing the overall equity requirement for the project, minimizing the cost of finance and maintaining operational flexibility. Project finance providers typically look to PPA quality when negotiating loan terms. As such, a loan’s interest rate and debt amortization correlate to contract duration and offtaker credit rating. In certain instances, we may elect to borrow less from project finance providers in order to maximize project equity returns. For example, for project Gecama in Spain, we secured non-recourse project finance, which only funded approximately 50% of the total project costs but enabled us to pursue the Merchant Model which, based on electricity prices in Spain as of the date of this Annual Report, is expected to provide outsized project equity returns.

As of December 31, 2022, we had raised approximately $1.9 billion in project financing since our founding and had approximately $1.6 billion of project finance debt outstanding. Our project finance debt, with an average duration of approximately eight years, has been secured at an all-in weighted average interest rate of 2.5%, of which 94% is fixed-rate. Our project finance debt in Israel, totaling $783 million as of December 31, 2022, is indexed to the Israeli consumer price index. The inflationary impact on the principal balance of our Israeli project finance debt is offset through our PPAs in Israel, which are also all indexed to the Israeli consumer price index.

In Europe and in Israel, our project finance arrangements are largely structured as non-recourse bank loans at the project level with some minor exceptions during the construction period. We secure these loans from a wide range of banks operating in the geography in which the project is based. We have borrowed from 24 different financial institutions, highlighting our deep network of banking relationships across our target markets. Principal amortization and interest payments under these debt financings are generally due either on a quarterly or semi-annual basis, and the project-level borrowers are subject to various fees payable to the lenders and their agents under the relevant financing documents, including annual agency fees and quarterly commitment fees that generally are calculated as a percentage of the outstanding loan or letter of credit commitments, as applicable.

In Europe, voluntary prepayment of the loans is generally permissible, in whole or in part and without premium or penalty (other than customary interest period breakage costs). In Israel, voluntary prepayment triggers a make- whole payment. The projects may have to make mandatory prepayments in certain circumstances as well, such as if the projects fail to satisfy the conditions required to permit distribution of certain project revenues over certain periods of time. Projects are permitted to make distributions from project revenues only if certain requirements are satisfied, including satisfaction of a specified debt service coverage ratio over a specified period of time, which is the ratio of operating cash available for debt service after payment of operating expenses to the project’s debt service obligations. Furthermore, these project financings contain customary covenants that, among other things and subject to certain exceptions, restrict the project-level borrower’s ability to incur new debt or guarantee the debt of others, grant liens, sell or lease certain assets, transfer direct equity interests, dissolve, make distributions and change its business. The financing agreements for these project financings also generally contain default and related acceleration provisions with contractual cure rights relating to, among other things, the failure to make required payments or to observe other covenants in the financing agreement and related documents, defaults by the relevant project company or by other parties under specified agreements relating to the project or the financing documents, the termination of certain specified agreements, and certain bankruptcy- related events, subject to certain exceptions and cure periods. Certain changes in the upstream ownership or control of the project-level borrower without lender consent may also cause a default under these project financings.

In the United States, we have secured short-term construction finance for Apex Solar, our first U.S.- based project, from Bank of America and Nord LB. Historically, permanent project finance in the United States has been provided through a combination of tax equity and back leverage, which are generally funded by two different capital providers. Apex Solar has secured permanent project finance from Huntington Bancshares through a sale and leaseback structure, whereby one investor funds the complete project finance package through tax equity. While this structure meets our project finance objectives for Apex Solar, we envision utilizing traditional tax equity partnership-flip and back leverage project finance structures in the future. Given the geographic composition of our portfolio and its high solar irradiance profile (approximately 69% of our portfolio in the United States as of March 15, 2023 was located in the Western United States), we envision that many of our projects will opt to claim PTCs rather than ITCs. This will enable us to raise a greater quantum of tax equity to fund the construction of our projects, reaching 50 to 55% of total project costs. Moreover, the transferability provisions of the Inflation Reduction Act may enable us to eliminate the need for tax equity and replace it with cheaper long term bank financing. We expect that the utilization of PTCs and the potential elimination of tax equity investment may both significantly reduce the equity requirement for our Mature Projects in the United States and reduce transaction costs.

Project equity

We utilize project equity to fund the residual 10% to 50% of the total project costs. In many of our projects, we partner with other investors who take a certain minority equity stake in the project and provide their pro rata share of the equity financing, reducing the size of the equity financing required from us. We also benefit from management fees and promote payments from our partners. We have secured approximately $280 million of project-level equity for our Operational Projects and projects under construction from third parties as of March 15, 2023, comprising approximately 36% of these projects’ overall equity requirements. For future projects, particularly in the United States, we intend to fund the entirety of the project equity for the construction phase of the project without introducing additional equity investors and upon reaching commercial operation, syndicate a minority interest of the Operational Project to investors at a premium. Our strategy is to remain the controlling shareholder of our projects.

In order to finance our project equity requirement, we utilize holding company level equity and debt offerings. As of March 15, 2023, we had raised $1.2 billion in the Israeli capital markets through a mixture of corporate bonds and convertible bonds and equity. As of December 31, 2022, we have approximately $410 million of corporate and convertible bonds outstanding with a weighted average duration of approximately 4.4 years, at a weighted average effective interest rate of 3.2%. As we accelerate our activity in the United States through Clēnera and our overall business grows, we believe the U.S. capital market will be a key source of capital going forward. Moreover, as cash flow from our Operational Projects increases, we believe we will have more flexibility to determine if we would like to fund our project equity requirement using holding company level debt or equity offerings, cash on our balance sheet, or a combination of both. Our equity financing commitment for a project forms when the project reaches financial close. As of March 15, 2023, we had approximately $12 million in outstanding equity financing commitments.

Financing our project origination initiatives, corporate overhead and holding company board repayments

We fund our day-to-day operations, including our general and administrative expenses, our development expenses and our repayment of holding company bonds, through a combination of cash flows from our Operational Projects coupled with holding company level equity and debt offerings. As the cash flow from our Operational Projects increases, we will have more flexibility to determine whether to fund our ongoing operations using holding company level debt or equity offerings, cash on our balance sheet, or a combination of both. In our opinion, our working capital is sufficient to meet our present cash requirements.

Holding company level debt overview

Debentures

Series	Debt Outstanding as of December 31, 2022 (USD in millions)*	Effective interest rate	Effective interest rate debt component only	Indexation	Bond rating as of December 31, 2022	Duration (Years)
C	$151	3.2%	1.5%	None	A2.il stable	5.5
D	$110	3.2%	3.2%	None	A2.il stable	5.4
E	$28	4.4%	4.4%	None	Unrated	1.9
F	$125	3.1%	3.1%	None	A2.il stable	2.9

* Based on the exchange rate reported by the Bank of Israel on December 31, 2022, which was NIS 3.52 to $1.00.

Debentures (Series E)

In June 2018, we issued NIS 135,000,000 (or approximately $38.1 million) (the “Series E Debentures”) par value of debentures, along with 30,375,000 options (Series 2). All of the unexercised options have expired as of December 31, 2022. The Series E debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series E Debentures are not linked to any index or currency;

•
the Series E Debentures are repayable in 13 payments, including 12 semi-annual payments, each at a rate of 3.5% of the principal amount and an additional payment, at a rate of 58.0% of the principal amount, which will be paid on March 1, 2025;

•
the Series E Debentures bear a fixed annual interest to be paid semi-annually, in March and September of each of the years 2018 to 2025 (inclusive). The Series E Debentures effective interest rate is approximately 4.4%;

•	the Series E Debentures is not secured by any collateral or other security; and

•	so long as the Series E Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 200 million (approximately $56.5 million);

•	the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed);

•
should standalone net financial debt exceed NIS 10 million (approximately $2.8 million), and the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 18 during more than two consecutive financial statements (audited or reviewed);

•	the equity to total balance sheet ratio in our standalone reports will be no less than 20% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2022, the remaining principal balance for payment in respect of the Series E Debentures was approximately $27.6 million.

Debentures (Series F)

In June 2019, April 2020 and August 2020, we issued NIS 222,000,000 (or approximately $62.7 million), NIS 101,010,101 (or approximately $28.5 million) and NIS 234,860,000 (or approximately $66.3 million) par value of debentures respectively (the “Series F Debentures”). The Series F debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series F Debentures are not linked to index or currency;

•
the Series F Debentures are repayable in seven payments, including six annual payments, each at a rate of 8.0% of the principal amount and an additional payment at a rate of 52.0% of the principal amount, which will be paid on September 1, 2026;

•
the Series F Debentures bear a fixed annual interest to be paid semi-annually, in March and September of each of the years 2019 to 2026 (inclusive). The Series F Debentures weighted average effective interest rate is approximately 3.1%;

•	the Series F Debentures is not secured by any collateral or other security; and

•	so long as the Series F Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 375 million (approximately $105.9 million);

•	the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed);

•
should standalone net financial debt exceed NIS 10 million (approximately $2.8 million), the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 18 during more than two consecutive financial statements (audited or reviewed);

•	the equity to total balance sheet ratio in our standalone reports will be no less than 20% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2022, the remaining principal balance for payment in respect of the Series F Debentures was approximately $124.9 million.

Debentures (Series C)

In July 2021 and March 2022, respectively, we issued NIS 367,220,000 (or approximately $103.7 million) and NIS 164,363,000 (or approximately $46.4 million) par value of debentures respectively (the “Series C Debentures”). The Series C debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series C Debentures are not linked to index or currency;

•	the Series C Debentures are repayable in a single payment on September 1, 2028;

•
the Series C Debentures weighted average interest rate and effective interest rate is approximately 1.5% and 3.2%, respectively. The effective interest rate takes into account the embedded value of the equity component of the convertible bond;

•
the unpaid principal balance of the Series C Debentures is convertible into ordinary shares, according to the following schedule: from the date of listing of the Series C Debentures on the TASE and until December 31, 2023, each NIS 9.0 (or approximately $2.50) par value of the Series C Debentures will be convertible into one of our ordinary shares; and (ii) from January 1, 2024 to August 22, 2028, each NIS 24.0 (or approximately $6.80) par value of the Series C Debentures will be convertible into one of our ordinary shares;

•	the Series C Debentures is not secured by any collateral or other security; and

•	so long as the Series C Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 1,250 million (approximately $353.1 million);

•	the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

•
the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 15 during more than two consecutive financial statements (audited or reviewed);

•	the equity to total balance sheet ratio in our standalone reports will be no less than 25% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2022, the remaining principal balance for payment in respect of the Series C Debentures was approximately $151.0 million.

Debentures (Series D)

In July 2021, we issued NIS 385,970,000 (or approximately $109.0 million) par value debentures (the “Series D Debentures”). The Series D debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series D Debentures are not linked to index or currency;

•	the Series D Debentures are repayable two payments, each at a rate of 50% of the principal amount, on September 1, 2027 and 2029;

•	the Series D Debentures bear a fixed annual interest of 1.5%, to be paid semi-annually, in March and September of each of the years 2021 to 2029 (inclusive);

•	the Series D Debentures effective interest rate is approximately 3.15%;

•	the Series D Debentures is not secured by any collateral or other security; and

•	so long as the Series D Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 1,250 million (approximately $353.1 million);

•	the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

•
the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 15 during more than two consecutive financial statements (audited or reviewed);

•	the equity to total balance sheet ratio in our standalone reports will be no less than 25% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2022, the remaining principal balance for payment (principal and interest payable) in respect of the Series D Debentures was approximately $109.7 million.

For more information regarding our debentures, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.

Credit facilities

In July 2021, we entered into credit agreements (the “Credit Agreements,” each as amended) with Bank Hapoalim Ltd. with borrowing capacity up to NIS 250 million (or approximately $70.6 million) available for borrowing and with Bank Leumi Le-Israel Ltd. (together with Bank Hapoalim Ltd., the “Lenders”) with borrowing capacity up to NIS 150 million (or approximately $42.4 million) (the “Credit Facilities”). As of the date of this Annual Report, we have drawn a total of NIS 400 million (or approximately $113.0 million) under the Credit Facilities to fund capital expenditures and development of our existing projects in the United States as well as future acquisitions and investments in the United States.

The Credit Facilities include certain terms, including, but not limited to, the following terms:

•	the facility period shall be 18 months following the date of provision of credit;

•	repayment of principal will be made in one payment, 60 months after the date of provision of credit. The interest will be paid on a quarterly basis; and

•	so long as the Credit Facilities remain outstanding, we are required to meet the following covenants:

•	to submit routine and standard reports to the Lenders;

•	to maintain a rating of Baa3.il, or a corresponding rating, from one of the local rating agencies (Maalot or Midroog), or from one of the international rating agencies (Moody’s and/or S&P);

•	to maintain a current negative pledge and a negative pledge in favor of the Lenders, in respect of proceeds which will be received by some of our subsidiaries, as defined in the Credit Agreements;

•	to maintain our total equity, as defined in the Credit Agreements, above a total of NIS 1 billion (or approximately $282.5 million);

•	the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive quarters;

•	the result obtained by dividing the net financial debt ratio by operating profit for debt service, on a consolidated basis, will not exceed 18 during two consecutive quarters; and

•	the equity to total balance sheet ratio, on a standalone basis in our separate financial information, as defined in the Credit Agreements, will not fall below 20% during two consecutive quarters.

Private placement

On August 16, 2022, we completed a private placement of 5,769,231 of our ordinary shares to entities affiliated with Altshuler Shaham Investment House for an aggregate consideration of approximately NIS 450 million (or approximately $123.6 million according to the BOI Exchange Rate). Each ordinary share was sold at a price of NIS 78.0 (or approximately $21.42 according to the BOI Exchange Rate), reflecting a discount of 2.5% compared to NIS 80.00 (or approximately $21.97 based on the BOI Exchange Rate), which was the closing price of our ordinary shares on August 15, 2022, the most recent trading day on the TASE prior to the consummation of the private placement. We intend to use the proceeds from this private placement for project equity financing, construction and development of our projects, working capital purposes and general corporate purposes.

Sources of liquidity

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2022	2021
	(in millions)
Net cash provided by operating activities	$90.4	$52.0
Cash from financing activities
Project level finance net of repayments	431.9	331.1
Project level tax equity	—	—
Project level cash from equity partners net of distributions	14.1	65.6
Holding company debt issuance net of repayments	31.1	196.8
Holding company equity issuance	206.6	175.1
Deferred financing costs	(5.0)	(10.0)
Other	6.0	(6.3)
Total Sources	$684.7	$752.3
Net cash used in investing activities
Capital Expenditures and acquisition expenses	$818.1	$640.4
Short term investments	1.9	4.2
Total Uses	820.0	644.6
Net change in cash	$(44.9)	$159.7

	Year ended December 31,
	2022	2021
	(in thousands)
Net cash provided by (used in) operating activities	$90,376	$52,023
Cash provided by (used in) investing activities	(820,000)	(644,638)
Cash generated from financing activities	684,741	752,314

Operating activities

Our primary source of operating cash is cash received from the sale of electricity largely through offtake contracts and management and construction fee income earned from services we provide to our projects and third parties. Our primary uses of operating cash are amounts due to vendors related to the operation of our renewable energy projects, as well as our general and administrative expenses.

For the year ended December 31, 2022, net cash provided by operating activities of $90.4 million was attributable to a net income of $38.1 million, adjusted by net, non-cash charges of $80.7 million, a net increase in working capital of $13.7 million, net cash interest expense of $28.7 million, income tax payment of $3.7 million, and Financial Asset Payments of $17.6 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $42.3 million, finance expenses in respect of project finance loans in the amount of $52.3 million and share-based payments in the amount of $8.7 million, offset by finance income from contract asset in respect of concession arrangements in the amount of $17.2 million.

For the year ended December 31, 2021, net cash provided by operating activities of $52.0 million was attributable to a net income of $21.7 million, adjusted by net, non-cash charges of $34.0 million, a net increase in working capital of $9.8 million, net cash interest expense of $23.2 million, income tax payment of $3.5 million, and Financial Asset Payments of $32.9 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $20.5 million, finance expenses in respect of project finance loans in the amount of $27.7 million and share-based payments in the amount of $4.0 million, offset by finance income from contract asset in the amount of $24.3 million.

The increase in net income was primarily driven by the addition of new projects, including Gecama, Emek Habacha and Selac and the increase in non-cash charges were primarily driven by an increase in finance related expenses resulting from a 5.3% increase in the consumer price index in Israel as compared to an increase of 2.4% in the prior year, which serves as the linkage basis for our Israeli project finance. In addition, the increase in non-cash charges was also driven by an increase in project finance and depreciation expenses related to the beginning of operations of the Gecama, Emek Habacha and Selac projects.

Investing Activities

Our investing activities primarily consist of capital expenditures related to project acquisitions and the purchase of property, plant and equipment related to our Mature Projects.

For the year ended December 31, 2022, net cash used in investing activities was $820 million, which was primarily related to project development and construction.

For the year ended December 31, 2021, net cash used in investing activities was $644.6 million, which was primarily related to acquisitions and project development and construction.

The increase in net cash used in investing activities for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to an increase in project development and construction expenses resulting from an increase in development and construction operations.

Financing Activities

Our financing activities primarily consist of issuance of non-recourse project finance debt, issuance of corporate bonds and equity and project equity from our various partners.

For the year ended December 31, 2022, net cash provided by financing activities was $684.7 million, which was primarily related to cash received from project level financing net of repayments of $431.9 million, cash received from our project equity partners of $14.1 million and cash received from our holding company debt and equity issuances of $237.7 million.

For the year ended December 31, 2021, net cash provided by financing activities was $752.3 million, which was primarily related to cash received from project level financing net of repayments of $331.1 million, cash received from our project equity partners of $65.6 million and cash received from our holding company debt and equity issuances of $371.9 million.

The decrease in net cash provided by financing activities for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to a decrease in the amount of equity and debt raised at the holding company level.

Earn-Out

As part of the Clēnera Acquisition, we agreed to pay the Earn-Out to the sellers subject to (a) certain projects developed by Clēnera reaching ‘placed in service’ status by specific dates and (b) the retention of the co-founders until August 2024. If development is delayed and projects are placed in service late, the Earn-Out payment for such projects are reduced, and no Earn-Out payment shall be paid with respect to any project that is placed in service following December 31, 2025. In December 2022, we agreed to increase the Earn-Out for project Atrisco from $0.0135 per watt to $0.063 per watt, subject to a placed-in-service date by the end of 2024.

Moreover, we agreed to extend the long stop date for Earn-Out payments for only a small subset of projects until December 31, 2026. Despite that increase in the Earn-Out for Atrisco and the extension of the long stop date for a small subject of projects, as of the date of this Annual Report, we expect that the Earn-Out payment will be significantly lower than the originally agreed maximum amount of $232 million. Payment of the Earn-Out will be made using cash on the balance sheet. In addition to the Earn-Out, the founders of Clēnera retain an option to sell their remaining 9.9% ownership stake to us for up to $43 million (depending on the achievement of certain milestones), exercisable on the fifth anniversary of the consummation of the Clēnera Acquisition (August 2026).

C.          Research and Development, Patents and Licenses, Etc.

We do not conduct research and development and have not had any research and development policies in place during the last three fiscal years.

D.          Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

E.          Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

JOBS Act Accounting Election

 We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period. As a result, our operating results and financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Item 6. Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of March 15, 2023:

Name	Age	Position
Executive Officers
Gilad Yavetz(3)	52	Chief Executive Officer and Director
Nir Yehuda	47	Chief Financial Officer
Amit Paz	56	Senior Vice President of Engineering Contracting and Procurement
Ilan Goren	50	Vice President of Global Project Development, Israel Business Development and Construction
Michael Avidan	47	Vice President, North America of Enlight Renewable Energy Ltd. and President of Enlight Renewable Energy LLC
Non-Employee Directors
Yair Seroussi(3)	67	Chairman of the Board
Liat Benyamini(1)(2)(4)	46	Director
Michal Tzuk(2)(4)	46	Director
Noam Breiman(2)(4)	52	Director
Dr. Shai Weil(2)	53	Director
Yitzhak Betzalel(1)(2)	57	Director
Zvi Furman(1)(3)(4)	74	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating committee

(4)	Member of the environmental, social and governance committee

Executive Officers

Gilad Yavetz is Co-founder and Chief Executive Officer, leading us from our inception in 2008 as a small developer in Israel to the global company we are today. Prior to the establishment of Enlight, Mr. Yavetz served as a VP Marketing and Sales of BVR Systems (1998) Ltd., a leading hi-tech company that develops and provides real- time simulation and training systems to leading armies worldwide. Mr. Yavetz holds an M.B.A. from the Executive Program at Tel Aviv University and an LL.B. from the Hebrew University of Jerusalem.

Nir Yehuda joined our executive team in 2011 and manages our financial planning as the Chief Financial Officer. Mr. Yehuda possesses extensive experience in renewable energy and vast knowledge of accounting, tax and project finance. Prior to joining us, Mr. Yehuda served as a controller at Ormat Technologies Inc. (NYSE: ORA), an international public company operating in the field of geothermal energy. Mr. Yehuda holds an M.A. in Law from Bar-Ilan University and a B.A. in Economics, specializing in accounting, from Ben Gurion University. He is a public accountant, licensed by the Institute of Certified Public Accountants in Israel.

Amit Paz is a Co-founder and Senior Vice President of Engineering, Contracting and Procurement, leading project design, engineering and equipment procurement across our project portfolio since 2008. Mr. Paz brings decades of experience in large-scale project management in Israel and abroad. Prior to our establishment, Mr. Paz served as VP Strategic Alliances of Baran Group Ltd. (TLV: BRAN), one of the largest engineering companies in Israel. Mr. Paz holds an M.B.A. from Reichman University and a B.Sc. in Civil Engineering from the Technion (Israel Institute of Technology).

Ilan Goren joined Enlight in 2012 and became a member of our executive team in 2018. Mr. Goren serves as our Vice President of Global Project Development, Israel Business Development and Construction. Mr. Goren leads our development activities in international markets (excluding the United States) and manages our strategic projects until they reach RTB status and during construction. Prior to his current position, Mr. Goren served as our International Business Development Director. Mr. Goren holds an M.B.A. from Reichman University and a B.Sc in Industrial and Management Engineering from Tel Aviv University.

Michael Avidan joined our executive team in 2020 and serves as our Vice President of North America and President of Enlight Renewable Energy LLC, overseeing our investment activities and market expansion initiatives in the United States. Prior to joining us, Mr. Avidan served as a Managing Director of Origination and Structuring at Recurrent Energy, LLC, a U.S. solar energy and energy storage product developer from April 2017 to July 2020 Mr. Avidan holds an M.B.A. from the University of Chicago’s Booth School of Business, an LL.M from Tel Aviv University and an LL.B from Reichman University.

Non-Employee Directors

Yair Seroussi has served as the chairman of our board of directors since May 2018. Mr. Seroussi serves as the chairman of ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global shipping operator, and Prytek, a multinational technology group with a focus on building and investing in technologies and delivering managed services. He is currently on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR), Stratasys Ltd. (NASDAQ: SSYS) and Tovanot B’Hinuch (a non-profit organization), and was previously on the board of directors of DSP Group, Inc. Mr. Seroussi brings immense experience to the board room, having served as chairman of the Association of Banks in Israel and of Bank Hapoalim, one of Israel’s largest banks, and having led Morgan Stanley’s Israeli operations for over 15 years. In addition to his various professional roles, Mr. Seroussi sits on the Board of Governors at the Hebrew University, Weizmann Institute and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz Institute of Strategic Management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

Liat Benyamini has served as a member of our board of directors since April 2021. Ms. Benyamini have served as a director in numerous private and public companies. Ms. Benyamini serves as a partner in Sky Private Equity, one of Israel’s largest mid-market private equity funds. Her current board roles include Elspec Engineering Ltd. (TLV: ELSPC) and Fridenson Logistic Services Ltd. (TLV: FRDN) Ms. Benyamin is a Certified Public Accountant. She holds an M.A.in Contemporary Asian Studies and a B.A. degree in Accounting, Statistics and Operations Research, both from Tel Aviv University.

Michal Tzuk has served as a member of our board of directors since April 2021. Ms. Tzuk has served as the Chief Business Development Officer at Danel (Adir Yeoshua) Ltd. (TLV: DANE), a company that operates in human resources, nursing, special needs and medicine, since June 2019. Prior to that she served as Senior Deputy Director General and Director of Employment Regulation at (1) the Israeli Ministry of Economy and Industry (f/k/a the Ministry of Industry, Trade and Labor and the Ministry of Economy) from February 2012 to July 2016 and (2) the Israeli Ministry of Labor, Social Affairs and Social Services from August 2016 to January 2018. Ms. Tzuk was previously the Economic Assistant to the Chief Executive Officer of the Tel Aviv Sourasky Medical Center (Ichilov) and held various roles in the budget division of the Israeli Ministry of Finance. Ms. Tzuk currently serves on the board of directors of M.L. Manor Medical Group - Company for Treatment and Surgeries in Israel Ltd. and is a member of the Wexner Foundation’s Israeli advisory committee and the public council and the finance committee of Sam Spiegel Jerusalem Film & Television School. She previously served on the board of directors of Future Mobility Israel Ltd. and on various boards of directors and committees of other companies and organizations. Ms. Tzuk holds a LL.B in Law and Economics and an M.B.A both from the Hebrew University of Jerusalem. Ms. Tzuk also graduated from the Wexner Senior Leadership program at the Harvard Kennedy School (Center for Public Leadership, Executive Education, Harvard University).

Noam Breiman has served as a member of our board of directors since February 2020. Mr. Breiman is a lawyer specializing in energy, particularly in the fields of electricity production and natural gas. For the past decade, he has been working as a private legal advisor specializing in the fields of energy, regulation and tenders. Mr. Breiman worked as Chief Deputy Legal Advisor to the Ministry of Energy and as a legal advisor to the Israeli Natural Gas Authority, where he led various regulatory efforts in these areas. Mr. Breiman is a member of the Israeli Bar Association, having received an LL.B. from Tel Aviv University. Mr. Breiman also holds an M.B.A. from the Australian Graduate School of Management in Sydney.

Dr. Shai Weil has served as a member of our board of directors since November 2009. Dr. Weil is an executive and a partner in various companies in the fields of industrial, technology, real estate, trade and services, including Milgam Ltd (Group), Pango, AllCloud (Group), Minrav Group Ltd. (TLV: MNRV), Essesnce Partners, Har Tuv Cement Ltd and Lumen Capital. Dr. Weil serves as the Chairman at Har Tuv Cement Ltd, Lumen Capital, Essence Partners and Minrav Group Ltd. He is a member of the board of Aluma (a non-profit organization). Dr. Weil holds a B.A. in Economics and Business Administration from Bar-Ilan University in Ramat Gan, Israel, an M.S. in Management from Boston University in Massachusetts and a D.P.S. in International Business and Management from Pace University in New York.

Yitzhak Betzalel has served as a member of our board of directors since August 2018. In 2014, Mr. Betzalel founded Boss Capital Ltd., an Israeli boutique Investment Banking firm that focuses on infrastructure, energy and real estate transactions in Israel and Europe, where he currently serves as director and Chief Executive Officer. Mr. Betzalel currently serves on the board of directors of Odem Deposits Ltd. and previously served on the board of directors of Odem Finance Ltd. He has also served as a member of the investment committee since 2018 and credit committee since 2019 at Amitim Pension Funds. Mr. Betzalel’s prior positions include Chief Executive Officer of Migdal Underwriting and Business Initiatives Ltd., Chief Executive Officer of Odem Funding Ltd, chairman of LabOne Innovations, Deputy to the Chief Executive Officer of Clal Finance Underwriting Ltd., Chief Economist of Clal Israel Ltd., Chief Executive Officer of ByTech Communications Ltd. and Director of Business Development of Clal Tourism Ltd. Mr. Betzalel holds an M.A. in Economics and in Business Administration and a B.A. in Business Administration and Economics from the Hebrew University in Jerusalem.

Zvi Furman has served as member of our board of directors since September 2019. He currently serves as chairman of the credit committee of Meitav Dash Provident and Pension Funds Ltd and previously served on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR). Mr. Furman has served on the board of directors of Koret Israel Economic Development Funds since 2011. He previously served as managing partner of KCPS Manof (2009) Ltd., as general manager of Bank Hapoalim in the United States and as general manager of Bank Otsar Hachayal. Mr. Furman holds a B.A. in Economics and Political Science and a M.A. in Business Administration both from Tel Aviv University.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix As of the date of this Annual Report
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.          Compensation

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholders’ approval will also be required, provided that:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting on such matter, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2.0% of the aggregate voting rights in the company.

Our non-employee directors are compensated based on applicable Israeli regulations regarding external director compensation. The aggregate amount paid by the Company to its directors in the year ended December 31, 2022 was approximately NIS 2,079,599 (or approximately $0.57 million based on the BOI Exchange Rate).

Executive Officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an executive officer requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer. Our chief executive officer is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved in the following order: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will also be approved in accordance with the rules applicable to approval of compensation of directors.

Compensation of Directors and Executive Officers

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2022, was approximately $7.89 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2021 and paid during the year ended December 31, 2022). This amount includes approximately $0.22 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2022, our directors and officers were granted options to purchase an aggregate of 100,000 ordinary shares, at a weighted average exercise price of NIS 68.64 per share under the 2010 Plan (as defined below).

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022 (“Covered Executives”). All amounts reported reflect the cost to us as recognized in our financial statements for the year ended December 31, 2022.

•	Mr. Gilad Yavetz, Chief Executive Officer. Compensation expenses recorded in 2022 of $0.39 million in salary expenses and $0.05 million in social benefits costs.

•	Mr. Amit Paz, Senior Vice President of Engineering and Operations. Compensation expenses recorded in 2022 of $0.25 million in salary expenses and $0.05 million in social benefits costs.

•	Ms. Nir Yehuda, Chief Financial Officer. Compensation expenses recorded in 2022 of $0.25 million in salary expenses and $0.04 million in social benefits costs.

•
Mr. Ilan Goren, Vice President of Global Development, Israel Business Development and Construction. Compensation expenses recorded in 2022 of $0.21 million in salary expenses and $0.04 million in social benefits costs.

•	Ms. Perach Lerner, Vice President of Regulation and Community Relations. Compensation expenses recorded in 2022 of $0.20 million in salary expenses and $0.04 million in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include, as applicable, the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with our compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters as set by the compensation committee and the board of directors. The cash bonus and commissions expenses expected to be paid for the year 2022 for Mr. Gilad Yavetz, Mr. Amit Paz, Mr. Nir Yehuda, Mr. Ilan Goren and Ms. Perach Lerner are $0.22 million, $0.08 million, $0.08 million, $0.09 million and $0.05 million, respectively.

We recorded share-based compensation expenses in our financial statements for the year ended December 31, 2022 for Mr. Gilad Yavetz, Mr. Amit Paz, Mr. Nir Yehuda, Mr. Ilan Goren and Ms. Perach Lerner of $2.10 million, $0.93 million, $0.92 million, $1.0 million and $0.28 million, respectively.

All share-based compensation grants to our Covered Executives were made in accordance with the parameters of our compensation policy and were approved by the company’s compensation committee and board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 18 to our audited consolidated financial statements included elsewhere in this Annual Report.

In August 2021, our shareholders approved compensation for the chairman of our board of directors, Yair Seroussi, which consists of (a) a cash payment of NIS 600,000 (or approximately $0.17 million based on the BOI Exchange Rate) per year and (b) a grant of 142,000 options for no consideration, with an exercise price of NIS 71.80 (or approximately $19.72 based on the BOI Exchange Rate), which was equal to the average trading price of our ordinary shares on the TASE in the 30-day period prior to the grant, plus a premium as provided in our compensation policy. The options vest over a period of four years and are exercisable on a cashless basis. Mr. Seroussi is required to dedicate the equivalent of 40.0% of the time required by a full-time position to his role as chairman of our board of directors.

Additionally, we annually pay to each of our other non-employee directors a cash retainer of up to $25,000 with an additional payment for service on board committees of $950 per committee meeting.

Employment agreements with executive officers and directors

We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Under our agreements with our executive officers, if a change of control event occurs (as determined pursuant to the Companies Law) during the period after the options are awarded and before the end of their vesting period, then such vesting period is immediately accelerated and during the 12 months following such event the executive officer may be terminated by us.

Equity Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors.

Exculpation, Indemnification and Insurance. Our Articles of Association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of our equity (excluding minority rights) as reflected in our most recent audited or reviewed financial statements prior to the date on which the indemnity payment is made. The indemnity will be given in the amount equal to the difference between the amount of the financial liability, in accordance with the indemnification agreements, and any amount paid (if paid) under directors and office holders insurance.

Share option plans

2010 Plan

The 2010 Plan was adopted by our board of directors on February 4, 2010, and has been extended since then from time to time. The 2010 Plan provides for the grant of options to our employees, officers, directors, consultants and other service providers of ours and our subsidiaries in order to incentivize them to become, and to remain, employed or engaged by us, encouraging a sense of proprietorship and stimulating active interest in our success.

Authorized Shares. The maximum aggregate number of options that may be issued under the 2010 Plan and its U.S. Sub-Plan (as defined below) is 15,000,000. As of March 15, 2023, there were 7,015,728 options available for issuance under the 2010 Plan. Ordinary shares subject to options granted under the 2010 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2010 Plan shall become available again for future grant under the 2010 Plan.

Administration. Our board of directors administers the 2010 Plan (the “Administrator”). Under the 2010 Plan, the Administrator has the sole authority, subject to applicable law, to interpret the terms of the 2010 Plan and any notices of grant or options granted thereunder, designate recipients of option grants, designate the amount of options and elect the Israel tax track with respect to such options, determine and amend the terms of awards, including the exercise price of an option award and the vesting schedule applicable to such award, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the 2010 Plan and take any other action and/or determination deemed by the Administrator to be required or advisable for the administration of the 2010 Plan.

Eligibility. The 2010 Plan provides for granting awards under the Israeli tax regime, including, without limitation, in compliance with Section 102 (“Section 102”), of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders (as such term is defined at the Ordinance) and are Israeli residents for tax purposes to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders (as such term is defined at the Ordinance) who are considered Israeli residents for tax purposes may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

For non-Israeli grantees, the 2010 Plan provides for granting awards under the applicable law of the grantee’s jurisdiction, including the applicable tax regime.

Grant. All options granted pursuant to the 2010 Plan are evidenced by an option agreement in a form approved by the Administrator, which shall set forth the terms and conditions of the option grant, and any other documents that we require. Each option will expire, unless stated otherwise in the option agreement, at the earlier of (i) the expiration of the 2010 Plan or (ii) six months following the date of the termination of a grantee’s employment or service for any reason, subject to certain conditions.

Unless otherwise determined by the Administrator and stated in the option agreement, and subject to the conditions of the 2010 Plan, options vest and become exercisable under the following schedule: 50% of the shares covered by the option, upon the completion of a full 24 months as of the grant date, an additional 25% of the shares covered by the option, upon the completion of a full 36 months as of the grant date, and an additional 25% of the shares covered by the option, upon the completion of a full 48 months as of the grant date, in each case subject to the option holder’s continued service with us or one of our subsidiaries through the applicable vesting date.

Exercise. An option under the 2010 Plan may be exercised by providing us with a written notice of exercise and the options are exercised, subject to the Administrator’s discretion on a “cashless exercise” basis. Cashless exercise procedures are also governed by a specific tax ruling issued to us by the ITA. The exercise price of each grant is usually determined based on the average market price during the 30-day period prior to the grant, plus a reasonable premium determined in advance by our board of directors.

Transferability. Other than by will or the laws of descent or as otherwise provided under the 2010 Plan, neither the options nor any right in connection with such options are assignable or transferable, until the end of any applicable lock-up period relating to Israeli tax requirements.

Termination of employment. Upon the termination of a grantee’s employment or service for any reason, the grantee will have a limited period to exercise only vested options, and all unvested options shall immediately expire and terminate. In the event of termination of a grantee’s employment or service in the case of death or disability, all vested and exercisable options held by such grantee as of the date of termination shall expire at the earlier of (i) the expiration date of such vested options or (ii) 12 months following the date of such termination. In the event of termination of employment or service under certain circumstances such as certain criminal convictions, material breaches of discipline or breaches of fiduciaries such options will expire without conferring any rights to the grantee.

Adjustments. In the event of a share split, reverse share split, share dividend, rights issue or distribution of bonus shares, we shall make a proportionate adjustment in the number of shares related to each outstanding option and to the number of shares reserved for issuance under the 2010 Plan, whose determination shall be final and binding.

Merger of acquisition. In the event of a merger with or into another corporation or a sale of all or substantially all of our assets or our ordinary shares (such merger or sale, a “Merger Transaction”), the surviving or acquiring entity, as the case may be, may either assume our rights and obligations pursuant to options granted under the 2010 Plan or provide an option grant of equivalent value in the surviving or acquiring entity, as the case may be. In the event that no such assumption or substitution occurs, grantees shall have 30 days from the date provided in the Administrator’s notice to such grantees to exercise vested or unvested options, after which all such options shall expire. Options granted to certain of our officers, as well as options granted under certain of our U.S. option agreements, have acceleration rights with respect to change of control events.

U.S. Sub-Plan to the 2010 Plan

The U.S. Sub-Plan to the 2010 Plan (the “U.S. Sub-Plan”) was adopted by our board of directors on November 7, 2021. The U.S. Sub-Plan is an addendum to the 2010 Plan adopted by our board of directors to provide for the grant of options to eligible persons in the United States or who are or may be subject to U.S. taxes. Except as modified by the U.S. Sub-Plan, all provisions of the 2010 Plan are incorporated into the U.S. Sub-Plan as if fully set forth therein.

Eligibility. Options granted pursuant to the U.S. Sub-Plan shall be exempt from or comply with Section 409A of the Code. Each option shall be designated as either an incentive share option within the meaning of Section 422(b) of the Code or a nonstatutory share option. Nonstatutory share options may be granted to employees and officers. Incentive share options may only be granted to our employees, a parent or a subsidiary.

Post-termination exercises.  To retain treatment as an incentive share option, such option must be exercised within three months after termination of employment, unless such termination of employment is due to death or disability (as defined in Section 22(e)(3) of the Code), in which case the option must be exercised within 12 months after termination of employment. In the event of death within three months following termination of employment, such option must be exercised within 12 months following the date of death to retain incentive share option status.

Exercise price.  The Exercise price of each option issued under the U.S. Sub-Plan shall be such price as is determined by the Administrator provided that, if the exercise price is less than 100% of the Fair Market Value (as defined in the U.S. Sub-Plan) of the ordinary shares on the date of grant, it shall otherwise comply with applicable laws, including Section 409A of the Code. In the case of an incentive share option granted to an employee who is also a 10% shareholder, meaning a person who owns shares representing more than 10% of the voting power of our ordinary shares, the exercise price shall be no less than 110% of the Fair Market Value of the ordinary shares on the date of grant; in the case of any other employee, shall be no less than 100% of such Fair Market Value.

Exercise. The exercise of options will generally be executed on a “cashless exercise” basis, as set out in the U.S. Sub-Plan.

Term. The term of each option shall be no more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and, in the case of an incentive share option granted to a person who is a 10% shareholder, the term of the option shall be five years from the date of grant or such shorter term as may be provided in the option agreement. In practice, we have provided a term of seven years for all options granted to date.

C.          Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding our corporate governance practices and foreign private issuer status, see Item 16.G. “Corporate Governance.”

Board of Directors

Under the Companies Law and our Articles of Association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management.

Under our Articles of Association, our board of directors must consist of not less than five and no more than 13 directors. Our Articles of Association do not contain provisions relating to retirement of directors upon reaching any age limit. Our board of directors currently consists of eight directors.

Under our Articles of Association, a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders is generally required to remove a director from office, except that a simple majority will be required if a single shareholder holds more than 50% of the voting rights in the Company. Vacancies on our board of directors, including a vacancy due to the number of directors being less than the maximum number of directors stated in our Articles of Association, may be filled by a unanimous resolution of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders.

Chairperson of the Board

Our Articles of Association provide that the chairperson of our board of directors is appointed by our board of directors from among its members. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without shareholders’ approval consisting of a majority vote of the shares present and voting at a shareholders meeting, and in addition, either:

•
at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted on the proposal are voted in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment that are voted against such appointment does not exceed 2% of the aggregate voting rights in the company.

The shareholders’ approval can be provided for a period of up to three years.

In addition, a person who is subordinate, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary but may serve as a director or chairperson of a controlled subsidiary.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that none of our current directors have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined in the rules of Nasdaq, except Gilad Yavetz who is not independent by virtue of being our chief executive officer. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in Item 6. “Directors, Senior Management and Employees” and in Item 7 “Major Shareholders and Related Party Transactions.”

Committees of our Board of Directors

Our board of directors has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as required by Nasdaq listing standards applicable to U.S. domestic listed companies. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. We have elected to opt out from the Companies Law rules concerning the composition of the audit committee and compensation committee, and have instead elected to comply the audit committee and compensation committee composition requirements of Nasdaq applicable to U.S. domestic listed companies.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors. The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder. The audit committee also establishes an annual and multi-year work plan for the internal auditor and is responsible for monitoring our risk management system, with the assistance of the internal auditor.

Listing Requirements

In accordance with U.S. law and Nasdaq requirements, our audit committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our board of directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Our audit committee consists of Liat Benyamini, Yitzhak Betzalel and Zvi Furman, with Liat Benyamini acting as the chairperson. All of the members of our audit committee are independent as such term is defined under the Nasdaq corporate governance rules and under Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members. Our board of directors has determined that all members of our audit committee are financially literate as determined in accordance with Nasdaq rules and that Liat Benyamini qualifies as “audit committee financial expert” as defined by SEC rules. Liat Benyamini, Yitzhak Betzalel and Zvi Furman were approved by our board of directors as having financial and accounting expertise, as provided in the Companies Law.  Our board of directors has determined that each member of our audit committee is “independent”.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the Companies Law, the SEC rules and Nasdaq corporate governance rules, which include, among others:

•
overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act; retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•	reviewing with management and our independent auditor our annual and interim financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•
recommending to the board of directors the retention and termination of the internal auditor and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, approving the yearly or periodic work plan proposed by the internal auditor and examining whether the internal auditor was afforded all required resources to perform its role;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•
identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•
reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The Companies Law provides that a compensation committee must consist of at least three directors. The responsibilities of a compensation committee under the Companies Law include, among other things, recommending to the board of directors, for ultimate shareholder approval by a special majority once every three years, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, approving the actual compensation terms of directors and officers prior to approval by the board of directors and exempting, under certain circumstances, transactions with our chief executive officer from the approval of the annual general meeting of our shareholders.

Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. In accordance with Nasdaq requirements, our compensation committee is also responsible for, among other things, retaining compensation consultants considering the independence of any compensation adviser before selecting or receiving advice from such adviser.

Our compensation committee consists of Liat Benyamini, Noam Breiman, Shai Weil, Michal Tzuk and Yitzhak Betzalel, with Liat Benyamini acting as the chairperson. Our board of directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•
recommending to the board of directors the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	monitoring the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, transactions with our chief executive officer from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, consistent with the Companies Law and the corporate governance rules of Nasdaq, which include among others:

•
from time to time, reviewing the implementation of our compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans (insofar as these relate to office holders in the Company), and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•
reviewing and approving the employment terms of our office holders, including granting of options and other incentive awards and reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, including evaluating their performance in light of such goals and objectives; and approving transactions regarding office holders’ compensation pursuant to the Companies Law and exempting certain transactions with our Chief Executive Officer from the approval of the general meeting of our shareholders pursuant to the Companies Law.

An “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Certain of the persons listed in the table under the section titled “Management-Executive Officers and Directors” are office holders under the Companies Law.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with Nasdaq corporate governance rules and the Companies Law, and include among others:

•
recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•
reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	reviewing and making recommendations to the Board regarding director compensation;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.]

Compensation Policy under the Companies Law

Under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•
at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval, which are voted against such approval, does not exceed 2% of the aggregate voting rights in the company.

Under special circumstances, the board of directors, after receipt of the recommendation of the compensation committee, may approve the compensation policy despite the objection of the shareholders provided that the compensation committee, and then the board of directors, decide, on the basis of detailed grounds and after further discussion of the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of our “office holders,” including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of its operations; and with respect to variable compensation, the contribution of the office holders to the achievement of the company’s long-term goals, and the maximization of its profits, all with long-term objectives in mind and according to the position of the office holders. An “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager.

The compensation policy must also be based on the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position, responsibilities and prior compensation agreements with him or her;

•
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•
if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:

•	with regard to variable components:

•
with the exception of office holders who report directly to the chief executive officer, means of determining the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, while taking into account such office holder’s contribution to the company; and

•
the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

•
a clawback provision pursuant to which the officer will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance, and provide a risk management tool. To that end, a portion of an executive officer’s compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer, and minimum vesting periods for equity-based compensation.

Our compensation policy takes into account the characteristics of our business, our business strategy and objectives, our field of activity and our desire to ensure the recruitment and retention of quality officers.

Our compensation policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as retention bonuses and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort, or outstanding company performance), equity-based compensation, benefits, and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers other than our chief executive officer upon the attainment of pre-set periodic objectives and individual and Company targets determined annually by our compensation committee and board of directors. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance. The annual cash bonus that may be granted to executive officers other than our chief executive officer may alternatively be based entirely on a discretionary evaluation.

The measurable performance objectives of our chief executive officer will be determined annually by our compensation committee and board of directors. With respect to the chief executive officer, the pre-set periodic objectives and individual targets may be set as Company objectives and targets only. Furthermore, a non-material portion of the chief executive officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the chief executive officer’s overall performance.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options, in accordance with our share incentive plan then in place. All equity- based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers.

In addition, our compensation policy contains compensation recovery, or clawback, provisions in the event of an accounting restatement, which allow us under certain conditions to recover bonuses, bonus compensation or performance-based equity compensation paid in excess, enables our chief executive officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation (including annual compensation, participation compensation, reimbursement of expenses and equity-based compensation) to the members of our board of directors, and where applicable, subject to the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000. In developing the compensation policy, we considered various factors as required by the Companies Law, including:

•	advancing our goals, work plan and policies in the long-term;

•	creating appropriate incentives for our officers, taking into account, among other things, our risk management policy;

•	the high level of responsibility and complexity of the role of our officers;

•	our size, our profitability and the nature of our activities; and

•	the contribution of the office holder to the achievement of our goals and attaining profits, with a long-term perspective and in accordance with the position of the office holder.

In addition, when determining the terms of compensation for officers, the compensation committee and the board of directors may set additional relevant criteria beyond the detailed and mandatory guidelines required by the Companies Law, taking into account our particular situation and our plans.

Our compensation policy has been in effect since 2021 and will remain in effect until 2024.

Nominating Committee

The Companies Law does not require us to have a nominating committee. However, our board of directors has decided to form a nominating committee, which is responsible for identifying individuals qualified to become board members consistent with criteria approved by our board of directors and recommend that the board of directors approve our director nominees.

Our nominating committee consists of Yair Seroussi, Gilad Yavetz and Zvi Furman, with Yair Seroussi acting as the chairperson.

Environmental, Social and Governance Committee

Our environmental, social and governance committee consists of Noam Breiman, Zvi Furman, Michal Tzuk and Liat Benyamini, with Noam Breiman acting as the chairperson. Our board of directors has adopted an environmental, social and governance committee charter setting forth the responsibilities of the committee, which include:

•
recommending to our board of directors our general strategy, including, but not limited to, environmental, health and safety, corporate social responsibility, sustainability, philanthropy, corporate governance, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying and other public policy matters relevant to us (collectively, “ESG Matters”);

•	overseeing our policies, practices and performance with respect to ESG Matters;

•	overseeing our reporting standards in relation to ESG Matters;

•
reporting to our board of directors about current and emerging topics relating to ESG Matters that may affect our business, operations, performance or public image or are otherwise pertinent to us and our stakeholders and, if appropriate, detail actions taken in relation to the same; and

•	advising our board of directors on shareholder proposals and other significant stakeholder concerns relating to ESG Matters.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of December 31, 2022, Ilan Chaikin, CPA from Chaikin Cohen Rubin & Co., is acting as our internal auditor.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires that an office holder act in good faith and in the company’s best interests, and includes, among other things, a duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above that would otherwise constitute a breach of an office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient amount of time before the discussion of the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of Director or Officer and Approval of Certain Transactions

The Companies Law requires that an office holder disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. Such disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company.

A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms and is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is not for the company’s benefit may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning, any transaction that is either not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director or any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee generally (unless it is with respect to a transaction which is not an extraordinary transaction) may not be present for the discussion or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the approval of such a transaction, then all of the directors may participate in the discussion and vote of the audit committee or board of directors, as applicable, and shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation.”

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s registered share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Furthermore, certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care, but only if a provision authorizing such exculpation is included in its articles of association. Our Articles of Association include such a provision. An Israeli company may not exculpate a director from liability arising from a breach of a director’s duty of care in connection with a distribution.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, are foreseeable based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that no indictment was filed against such office holder as a result of such investigation or proceeding and no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law of 1968 (the “Israeli Securities Law”).

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third party;

•	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders will not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, the compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, and the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.

Our Articles of Association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder to the fullest extent permitted by law. Our directors and officers are currently covered by a directors and officers’ liability insurance policy.

We have entered into indemnification agreements with each of our directors and executive officers undertaking to indemnify them, including as a result of a breach of duty of care. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of the Company’s equity (excluding minority rights), measured by the Company’s last audited or reviewed financial statements prior to the time that the indemnity payment is made. The indemnity will be given in the amount equal to the difference between the amount of the financial liability, in accordance with the indemnification agreements, and any amount paid (if paid) under any directors and office holders insurance.

In the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

D.          Employees

As of March 15, 2023, we had 217 full-time employees, with approximately half of those employees being based in the United States and with the other half of those employees being based in Israel. Employee turnover has not had a material impact on our operations to date. None of our employees are represented by a trade or labor union. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

We focus on attracting, developing and retaining a team of highly talented and motivated employees. We regularly conduct assessments of our compensation and benefit practices and pay levels to help ensure that staff members are compensated fairly and competitively. Employee performance is measured in part based on goals that are aligned with our annual objectives, and we recognize that our success is based on the talents and dedication of those we employ. To help our employees succeed in their roles, we emphasize continuous training and development opportunities.

We are committed to maintaining a workplace that acknowledges, encourages, and values diversity and inclusion. We believe that individual differences, experiences, and strengths enrich the culture and fabric of our organization. Having employees with backgrounds and orientations that reflect a variety of viewpoints and experiences also helps us to better understand the needs of our customers and the communities in which we operate. By leveraging the multitude of backgrounds and perspectives of our team and developing ongoing relationships with diverse vendors, we achieve a collective strength that enhances the workplace and makes us a better business partner for our customers and others with a stake in our success.

E.          Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A “Major Shareholders and Related Party Transactions-Major Shareholders.” For information as to our equity incentive plans, see Item 6.B “Director, Senior Management and Employees-Compensation-Share option plans.”

F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.          Major Shareholders

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or other rights that are currently exercisable or exercisable within 60 days of March 15, 2023, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 117,625,837 ordinary shares outstanding as of March 15, 2023.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted, the address of each shareholder listed below is 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

Principal shareholders	Number of Ordinary Shares	% of Outstanding Ordinary Shares
Migdal Insurance and Financial Holdings Ltd(1)	11,423,571	9.64%
Harel Insurance Investments & Financial Services Ltd(2)	8,055,743	6.85%
Altshuler Shaham Ltd. (3)	6,624,165	5.59%
The Phoenix Holdings Ltd.(4)	9,001,931	7.60%
Meitav Dash Investments Ltd.(5)	7,094,894	6.03%
Directors and executive officers
Gilad Yavetz(6)	1,792,970	1.51%
Nir Yehuda(7)	247,039	*
Amit Paz(8)	1,554,864	1.31%
Ilan Goren(9)	150,931	*
Michael Avidan(10)	17,688	*
Yair Seroussi(11)	298,250	*
Liat Benyamini	—	*
Michal Tzuk	—	*
Noam Breiman	—	*
Dr. Shai Weil(12)	40,552	*
Yitzhak Betzalel	—	*
Zvi Furman	—	*
All executive officers and directors as a group (12 persons)	4,102,294	3.42%

__________________

* Indicates ownership of less than 1%.

(1)
Consists of (i) 10,593,823 ordinary shares and (ii) Series C debentures convertible into 829,748 ordinary shares, each beneficially owned by Migdal Insurance and Financial Holdings Ltd. (“Migdal”) and entities under its control. Migdal is a public company with shares traded on the TASE. To our knowledge, the ultimate controlling shareholder of Migdal is Mr. Shlomo Eliyahu. The address of Migdal is Efal 4, Petach Tikva, Israel.

(2)
Consists of (i) 8,054,313 ordinary shares and (ii) Series C debentures convertible into 1,430 ordinary shares, each beneficially owned by Harel Insurance Investments & Financial Services Ltd. (“Harel”) and entities under its control. Harel is a public company with shares traded on the TASE. To our knowledge, the ultimate controlling shareholders of Harel are Mr. Yair Hamburger, Mr. Gideon Hamburger and Ms. Nurit Manor. The address of Harel is Abba Hillel 3, Ramat Gan, Israel.

(3)
Consists of (i) 5,735,681 ordinary shares and (ii) debentures convertible into 888,484 ordinary shares, each beneficially owned by Altshuler Shaham Ltd. (“Altshuler”) and entities under its control. To our knowledge, the ultimate controlling shareholders of Altshuler are Messrs. Gilad Altshuler and Kalman Shaham, through companies owned by them. Altshuler’s address is 21 Habarzel Street, Lobby B, Ramat Hachayal, Tel-Aviv Israel.

(4)
Consists of (i) 8,258,419 ordinary shares and (ii) Series C debentures convertible into 743,512 ordinary shares, each beneficially owned by the Phoenix Holdings Ltd. (“Phoenix”) and entitles under its control. Phoenix is a public company with shares traded on the TASE. To our knowledge, the ultimate controlling shareholders of Phoenix, through their control in Belanus Lux S.a.r.l (an entity incorporated under the laws of Luxemburg), are Mr. Matthew Botein, CCP III Cayman GP Ltd. and Mr. Lewis (Lee) Sachs. The address of Phoenix is Hashalom Rd. 53, Givatayim, Israel.

(5)
Consists of (i) 6,964,423 ordinary shares and (ii) Series C debentures convertible into 130,471 ordinary shares, each beneficially owned by Meitav Dash Investments Ltd. (“Meitav”) and entitles under its control. Meitav is a public company with shares traded on the TASE. To our knowledge, the ultimate controlling shareholders of Meitav are Mr. Eli Barkat, through his holdings in BRM Finance Ltd., a company incorporated in Israel, and Mr. Avner Stepak, who holds ordinary shares directly and through Maya Holdings (Yeelim) Ltd., a company incorporated in Israel. The address for Meitav is 30 Darech Sheshet Haim St., Bnei Brak, Israel.

(6)
Consists of (i) 796,198 ordinary shares beneficially owned directly by Mr. Yavetz and (ii) 996,772 ordinary shares subject to options held by Mr. Yavetz that are exercisable within 60 days of March 15, 2023.

(7)
Consists of (i) 1,400 ordinary shares beneficially owned directly by Mr. Yehuda and (ii) 245,639 ordinary shares subject to options held by Mr. Yehuda that are exercisable within 60 days of March 15, 2023.

(8)
Consists of (i) 765,468 ordinary shares beneficially owned directly by Mr. Paz and (ii) 789,396 ordinary shares subject to options held by Mr. Paz that are exercisable within 60 days of March 15, 2023.

(9)	Consists of 150,931 ordinary shares subject to options held by Mr. Goren that are exercisable within 60 days of March 15, 2023.

(10)	Consists of 17,688 ordinary shares subject to options held by Mr. Avidan that are exercisable within 60 days of March 15, 2023.

(11)	Consists of 298,250 ordinary shares subject to options held by Mr. Seroussi that are exercisable within 60 days of March 15, 2023.

(12)	Consists of 40,552 ordinary shares beneficially owned directly by Mr. Weil.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Registered Holders

Based on the information provided to us by our transfer agent as of March 28, 2023, Cede & Co. was the one registered holder of our ordinary shares, holding approximately 13.6% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor are they representative of where such beneficial holders reside.

Change in Control Arrangements

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.          Related Party Transactions

The following is a description of our related party transactions as defined under Item 7.B of Form 20-F, since January 1, 2020.

Agreements with Directors and Officers

Employment Agreements. We have entered into written employment agreements with each of our executive officers. See Item 6. “Directors, Senior Management and Employees.”

Awards. Since our inception, we have granted options to purchase our ordinary shares to our employees. We describe our option plans under Item 6 “Directors, Senior Management and Employees—Compensation.”

Exculpation, Indemnification and Insurance. Our Articles of Association permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. In addition, our compensation policy permits us to indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with our directors and office holders undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities that are covered by insurance.  See Item 6. “Directors, Senior Management and Employees-Exculpation, Insurance and Indemnification of Directors and Officers.”

Related Party Transaction Policy

We have adopted guidelines and criteria which sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy also classifies certain transactions between us (or a company whose financial statements are consolidated with our financial statements) and either an interested party or controlling shareholder, if any, as “negligible transactions” or “immaterial/material transactions” and the method of approval required in relation to each type of transaction. This policy covers, among others, interested party transactions under the Companies Law, interested party transactions as defined in Part I, Item 7.B of Form 20-F and transactions between the Company and an interested party, which are material to the Company or the interested party, and any such transactions between the Company and an interested party that are unusual in their nature or conditions.

C.          Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.          Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the ordinary course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity.

Dividend Policy

We have never declared nor paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion in whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation-Israeli Tax Considerations” for additional information.

B.          Significant Changes

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this Annual Report.

Item 9. The Offer and Listing

A.          Offer and Listing Details

Our ordinary shares commenced trading on the Nasdaq Global Select Market on February 10, 2023 under the symbol “ENLT.” Prior to this, no public market in the United States existed for our ordinary shares. Our ordinary shares were registered for trading on the TASE in 2010 under the symbol “ENLT.”

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ordinary shares commenced trading on the Nasdaq Global Select Market in February 2023 and on the TASE in February 2010.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C.          Material Contracts

Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

D.          Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

E.          Taxation

Israeli Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate income tax. The current corporate income tax rate is 23.0%. However, the effective tax rate payable by an Israeli company that derives income from a “Technological Enterprise” or “Preferred Enterprise” may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate. Under Israeli tax law, a corporation will be considered as an “Israeli resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel. The Company is not claiming any such benefits at this stage.

Law for the Encouragement of Industry (Taxes), 5719-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” The Company is examining its eligibility to claim tax benefits under the Industry Encouragement Law and whether it can qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90.0% or more of its income in any tax year, other than income from certain government loans is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in Section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise owned by an Industrial Company the principal activity of which in a given tax year is industrial production.

There are several corporate tax benefits which are available to Industrial Companies, such as:

•
amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

There can be no assurance that the Company will qualify as an Industrial Company or that any of the benefits described above will be available to the Company.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. Israeli capital gains tax is generally imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) are located outside of Israel and represents mainly, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign-resident corporation, the majority of the value of which is attributable, directly or indirectly, to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise.

Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at a marginal tax rate, according to Section 121 of the Ordinance, up to a maximum rate of 25.0%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10.0% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

Furthermore, where an individual claims real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will be taxed at a rate of 30.0%. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate as specified in Section 126 of the Ordinance, which is 23.0% in 2022. Notwithstanding the foregoing, individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income—23% for corporations in 2022 and a marginal tax rate of up to 47% (in 2022) for individuals.

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company is generally exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel and certain other conditions are met. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25.0% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25.0% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly as specified in Section 68A of the Ordinance.

In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to certain types of royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10.0% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, unless otherwise exempt under Israeli domestic law as discussed above.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, shareholders who are not liable for Israeli capital gains tax on such a sale may be required to sign declarations on forms specified by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents.

If the abovementioned declaration and/or exemption (as the case may be) is not provided, the purchaser, the Israeli brokers or the financial institutions through which the shares are held is obligated to withhold tax on the amount of consideration paid upon the sale of the shares (or on the Real Capital Gain on the sale, if known) at the rate of 25% in respect of an individual and 23% in respect of a corporation.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months in which the reporting date applies. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed. Capital gains are also reportable on an annual income tax return.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25.0%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence, subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced withholding tax rate. However, if the shareholder is a “substantial shareholder” (as described above) at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30.0%. Such dividends are generally subject to Israeli withholding tax at a rate of 25.0% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

Notwithstanding the above, a reduced tax rate may be provided under an applicable tax treaty, subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced withholding tax rate. For example, under the United States—Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25.0%. Generally, however, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25.0% of the gross income for such preceding year consists of certain types of dividends and interest and further provided that such income was not subject to corporate tax benefits under the Investment Law.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided, inter alia, that (i) such income was not derived from a business conducted in Israel by the non-Israeli resident, (ii) the non-Israeli resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the non-Israeli resident is not obliged to pay additional surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3.0% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Considerations for United States Holders

The following summary describes certain U.S. federal income tax considerations generally applicable to United States Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for U.S. federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares.

This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the IRS regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership considering an investment in our ordinary shares should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in particular circumstances.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Distributions

Although we do not anticipate paying any dividends in the foreseeable future, as described in Item 8.A “Consolidated statements and Other Financial Information—Dividend Policy” above, if we do make any distributions, subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, United States Holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is included in the United States Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. If a refund of the tax withheld is available under applicable law or the applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a United States Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). Dividends paid on our ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States- owned foreign corporations with less than 10% of earnings and profits attributable to sources within the U.S. are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited.

Pursuant to applicable U.S. Treasury regulations, however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable U.S. Treasury regulations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that (i) either our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year and (iii) the United States Holder satisfies certain holding period and other requirements, including that the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our ordinary shares are. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ordinary shares. The dividends will not be eligible for the dividends received deduction available to United States Holders that are corporations in respect of dividends received from other U.S. corporations.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. A United States Holder’s initial tax basis in our ordinary shares generally will equal the cost of such ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the Israeli tax.

In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate of tax under current law if such United States Holder’s holding period in our ordinary shares exceeds one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. Because gain on the sale or other taxable disposition of our ordinary shares will be treated as U.S. source income, and United States Holders may use foreign tax credits against only the portion of U.S. federal income tax liability that is attributed to foreign source income in the same category, United States Holders’ ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited.

In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to applicable U.S. Treasury regulations, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable U.S. Treasury regulations.

Passive Foreign Investment Company Considerations

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our market capitalization and the current and anticipated composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2022 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the year ended December 31, 2022 or the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be active business commodities gains under the Code. Based on the manner in which we operated in the year ended December 31, 2022, currently operate and intend to operate, we believe it reasonable for United States Holders to take the position that our gross income from energy sales is active.

However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the IRS or a court will agree with this position. If our income from sales of energy is not treated as derived from an active commodities business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the public offering price of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2022 or will not be classified as a PFIC in the current taxable year or in the future.

Certain adverse U.S. federal income tax consequences (described below) could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules. If such election is made, a United States Holder will be deemed to have sold our ordinary shares at their fair market value on the last day of the taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the “deemed sale” election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. United States Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

If we are a PFIC for any taxable year that a United States Holder holds our ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of our ordinary shares if we are considered a PFIC. However, we do not intend to prepare or provide United States Holders the information that would enable United States Holders to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to entities in which we hold equity that are PFICs. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares and the potential consequences thereof.

Information reporting and backup withholding

 Dividends on and proceeds from the sale or other taxable disposition of our ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares paid within the United States or through certain U.S.- related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign financial asset reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, subject to certain exceptions. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. Penalties may apply if United States Holders fail to satisfy such reporting requirements on the ownership of our ordinary shares. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We maintain a corporate website at http://www.enlightenergy.co.il. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We also make available on our website’s investor relations page at http://www.enlightenergy.co.il/info/investors, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

I.          Subsidiary Information

Not applicable.

J.          Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk is the potential loss that may result from market changes associated with our business. Types of market risks include interest rate and counterparty credit risks, among other forms of market risks.

Interest Rate Risk

As of December 31, 2022, we had $198 million of cash and cash equivalents and bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have long-term debt instruments that subject us to the risk of loss associated with movements in market interest rates. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 30, 2021 and 2022.

We use interest rate swaps to manage our exposure to fluctuations in interest rates, primarily in the context of our indebtedness. We generally match the tenor and amount of these instruments to the tenor and amount, respectively, of the related debt financing. We also will have exposure to changes in interest rates with respect to the Credit Agreements to the extent that we make draws under the Credit Facilities. See Notes 12 and 13 to our consolidated financial statements included elsewhere in this Annual Report for more information about our long-term debt. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities” and Item 5. “Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Debentures” for a further description of the terms of our existing financings.

Foreign Currency Exchange Risk

Although our functional currency is NIS, we present our consolidated financial statements in U.S. dollars as permitted under IFRS.

Our Operational Projects in Europe generate significant EUR cash flow, which can then be used to fund additional EUR investments in future European projects. Similarly, in Israel, our Operational Projects generate considerable NIS cash flow to cover a portion of additional NIS-denominated investments in Israel. The U.S. IPO has given us significant access to USD which will cover near-term investment requirements in the United States. This creates an internal foreign exchange hedge across the group.

To reduce the impact of foreign currency exchange risks associated with forecasted future cash flows and certain existing assets and liabilities and the volatility in our consolidated statements of operations, we have established a hedging policy. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging activities reduce but do not eliminate the impact of currency exchange rate movements.

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 4% for the year ended December 31, 2022 and a decrease of 10% in the U.S. dollar/EUR exchange rate would have increased our cost of revenue and operating expenses by approximately 5%. If the NIS or EUR fluctuate significantly against the U.S. dollar, it may have a negative impact on our results of operations.

Credit Risk

Risks surrounding counterparty performance and credit risk could ultimately affect the amount and timing of expected cash flows. Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties under the terms of their contractual obligations. We intend to monitor and manage credit risk through credit policies that include a credit approval process and by contracting with investment-grade counterparties. We also seek to mitigate counterparty risk by having a diversified portfolio of counterparties.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Use of Proceeds

On February 14, 2023, we completed our U.S. IPO of 14,000,000 ordinary shares sold at an initial public offering price of $18.00 per share. The ordinary shares offered and sold in that initial public offering were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-269311), which was declared effective by the SEC on February 9, 2023.

Our U.S. IPO generated gross proceeds of $288.8 million. We had underwriting discounts and commissions of $18.1 million and other issuance costs of $4 million. We paid out of Company proceeds all of our fees, costs and expenses in connection with the offering.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from our U.S. IPO as described in our final prospectus filed with the SEC on February 13, 2023 pursuant to Rule 424(b).

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.  Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Liat Benyamini is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by Nasdaq corporate governance rules.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined under the Nasdaq corporate governance rules and under Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Item 16B. Code of Business Conduct and Ethics

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Ethics and Conduct is available on our website at https://enlightenergy.co.il/our-code-of-ethics/ . The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

We granted no waivers under our Code of Ethics and Conduct in fiscal year 2022.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Enlight Renewable Energy Ltd. at December 31, 2022, 2021 and 2020, and for each of the three years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, located in Tel Aviv, Israel, PCAOB ID 1057. The current address of Somekh Chaikin is 17 Ha’arba’a Street, Tel Aviv 61070, Israel.

The table below sets out the total amount of services rendered to us by Somekh Chaikin, a member firm of KPMG International, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	Year Ended December 31,
	2022	2021
	(in thousands)
Audit Fees	$615	$709
Tax Fees	29	30
Total	$644	$739

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements, fees for professional services provided in connection with our registration statement for our US IPO and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

Pre-Approval Policies and Procedures

The advance approval of the audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the audit committee or members thereof, to whom authority has been delegated, in accordance with the audit committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the Nasdaq Global Select Market. Under the Listing Rules of the Nasdaq Stock Market, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Listing Rules of the Nasdaq Stock Market with limited exceptions.  We follow Nasdaq corporate governance rules in lieu of Israeli requirements, except with respect to:

•
the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders generally consists of at least one shareholder present in person, by proxy or by other voting instrument in accordance with the Companies Law who holds or represents at least 25% of the outstanding voting power of our ordinary shares (and if the meeting is adjourned for a lack of quorum, in the event that a quorum as defined above is not present, the adjourned meeting will take place with any number of shareholders). This quorum standard replaces the 33 1⁄3% of the issued share capital required under the corporate governance rules of Nasdaq;

•
the Nasdaq Stock Market Rule 5635(c), which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants. With respect to the circumstances described above, we expect to follow Israeli law which does not require approval of our shareholders with respect to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants within the limit and subject to the terms of the delegation granted to our board of directors in the form (and within the limits and conditions) of our registered share capital; and

•
the Nasdaq Stock Market Rule 5605(e), which requires independent director oversight of director nominations. With respect to this requirement, we intend to follow Israeli law which does not require such oversight.

We otherwise intend to comply with the corporate governance rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other Nasdaq corporate governance rules. Following our home country governance practices may provide less protection than is accorded to investors under the List Rules of the Nasdaq Stock Market applicable to domestic issuers.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report certain changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Somekh Chaikin (a member firm of KPMG International), an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of the Registrant.	F-1	333-269311	3.2	1/20/2023

2.1	Description of Securities.					*

2.2	Specimen share certificate.	F-1	333-269311	4.1	1/20/2023

4.1#†	Form of Indemnification Agreement	F-1	333-269311	10.1	1/20/2023

4.2#†	2010 Employee Option Allocation Plan					*

4.3†	Compensation Policy for Directors and Officers.	6-K	001-41613	99.1	2/24/2023

4.6	Summary of Credit Agreement Framework, dated as of July 5, 2021 and amended on March 8, 2022, between Enlight Renewable Energy Ltd. and Bank Leumi Le-Israel B.M.	F-1	333-269311	10.6	1/20/2023

4.6	Summary of Credit Agreement Framework, dated as of July 5, 2021, between Enlight Renewable Energy Ltd. and Bank Hapoalim B.M.	F-1/A	333-269311	10.7	2/6/2023

8.1	List of subsidiaries of the Registrant.	F-1	333-269311	21.1	1/20/2023

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.	*

*	Filed herewith.

**	Furnished herewith.

#	Unofficial English translation from Hebrew original.

†	Indicates management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENLIGHT RENEWABLE ENERGY LTD.

Date: March 30, 2023	By:	/s/ Gilad Yavetz
	Name:	Gilad Yavetz
	Title:	Chief Executive Officer

Enlight Renewable Energy Ltd. Consolidated Financial Statements For the Year Ended December 31, 2022

Enlight Renewable Energy Ltd.

Financial Statements as of December 31, 2022

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Enlight Renewable Energy Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Enlight Renewable Energy Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income and other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2019.
Tel Aviv, Israel
March 29, 2023

Enlight Renewable Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2022	2021
	Note	USD in thousands	USD in thousands
Assets

Current assets
Cash and cash equivalents	5	193,869	265,933
Deposits in banks		4,054	-
Restricted cash		92,103	35,179
Financial assets at fair value through profit or loss	25	33,895	39,364
Trade receivables		39,822	17,900
Other receivables	6	36,953	28,147
Current maturities of contract assets	8	7,622	16,789
Current maturities of loans to investee entities		13,893	-
Other financial assets		1,493	9,999
Total current assets		423,704	413,311

Non-current assets
Restricted cash		38,728	21,368
Other long-term receivables		6,542	6,334
Deferred costs in respect of projects	7A(1)	205,575	171,427
Deferred borrowing costs		6,519	21,138
Loans to investee entities		14,184	26,264
Contract assets	8	99,152	270,253
Fixed assets, net	9	2,220,734	1,488,829
Intangible assets, net	10	279,717	247,059
Deferred taxes	15	4,683	21,864
Right-of-use asset, net	24	96,515	105,250
Financial assets at fair value through profit or loss	25	42,918	28,682
Other financial assets		94,396	13,561
Total non-current assets		3,109,663	2,422,029

Total assets		3,533,367	2,835,340

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Financial Position as of December 31 (Cont.)

		2022	2021
	Note	USD in thousands	USD in thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from
banks and other financial institutions	12	165,627	61,822
Trade payables		34,638	27,417
Other payables	11	77,864	46,058
Current maturities of debentures	13	15,832	17,914
Current maturities of lease liability	24	5,850	5,686
Financial liabilities through profit or loss		35,283	14,567
Other financial liabilities	25	50,255	27,602
Total current liabilities		385,349	201,066

Non-current liabilities
Debentures	13	238,520	286,656
Convertible debentures	13	131,385	100,995
Loans from banks and other financial institutions	12	1,419,057	1,168,569
Loans from non-controlling interests		90,908	78,113
Financial liabilities through profit or loss		48,068	77,952
Other financial liabilities	25	-	15,300
Deferred taxes	15	14,133	12,411
Other long-term payables		-	1,132
Employee benefits		12,238	6,911
Lease liability	24	93,773	99,960
Asset retirement obligation		49,902	28,894
Total non-current liabilities		2,097,984	1,876,893

Total liabilities		2,483,333	2,077,959

Equity	16
Ordinary share capital		2,827	2,549
Share premium		762,516	556,161
Capital reserves		30,469	(4,514)
Proceeds on account of convertible options		15,496	10,405
Accumulated loss		(7,214)	(31,963)
Equity attributable to shareholders of the Company		804,094	532,638
Non-controlling interests		245,940	224,743
Total equity		1,050,034	757,381

Total liabilities and equity		3,533,367	2,835,340

Yair Seroussi	Gilad Yavetz	Nir Yehuda
Chairman of the Board of Directors	CEO and Board Member	CFO

Approval Date of the Financial Statements: March 29, 2023

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Income and Other Comprehensive Income

		2022	2021	2020
	Note	USD in thousands	USD in thousands	USD in thousands
Revenues	19	192,172	102,461	70,324
Cost of sales	20	(40,438)	(21,777)	(14,730)
Depreciation and amortization		(40,563)	(19,446)	(15,226)

Gross profit		111,171	61,238	40,368

General and administrative expenses	22	(28,739)	(15,569)	(9,018)
Development expenses	21	(5,587)	(4,716)	(2,976)
Transaction costs in respect of acquisition of activity in the United States	7A(1)	-	(7,331)	-
Other income		13,767	778	-

		(20,559)	(26,838)	(11,994)

Operating profit		90,612	34,400	28,374

Finance income	23B	23,341	30,333	17,214
Finance expenses	23A	(62,591)	(37,175)	(31,408)

Total finance expenses, net before early prepayment fee		(39,250)	(6,842)	(14,194)

Pre-tax profit before early prepayment fee		51,362	27,558	14,180

Early prepayment fee		-	-	(67,594)

Profit (loss) before tax and equity gains (loss)		51,362	27,558	(53,414)

Share of profits (loss) of equity accounted investees		(306)	(189)	26

Profit (loss) before income taxes		51,056	27,369	(53,388)

Taxes on income	15C	(12,943)	(5,694)	12,353

Profit (loss) for the year		38,113	21,675	(41,035)

Other comprehensive income (loss):
Amounts which will be classified in the future under profit or loss, net of tax:
Foreign currency translation differences for foreign operations		78,177	(67,305)	(719)
Effective portion of changes in fair value of cash flow hedges, net	27	59,892	(9,168)	(4,550)
Other comprehensive income (loss) item that will not be transfer to profit or loss:
Presentation currency translation adjustment		(112,158)	29,510	33,734

Total other comprehensive income (loss) for the year		25,911	(46,963)	28,465

Total comprehensive profit (loss) for the year		64,024	(25,288)	(12,570)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Income and Other Comprehensive Income (Cont.)

		2022	2021	2020
	Note	USD in thousands	USD in thousands	USD in thousands
Profit (loss) for the year attributed to:

Owners of the Company		24,749	11,217	(43,869)
Non-controlling interests		13,364	10,458	2,834

		38,113	21,675	(41,035)

Comprehensive income (loss) for the year attributed to:
Owners of the Company		45,859	(25,748)	(24,644)
Non-controlling interests		18,165	460	12,074

		64,024	(25,288)	(12,570)

Earnings (loss) per ordinary share (in USD)
with a par value of NIS 0.1, attributable to
owners of the parent Company:	17
Basic earnings (loss) per share		0.25	0.12	(0.56)
Diluted earnings (loss) per share		0.25	0.12	(0.56)

Weighted average of share capital used
in the calculation of earnings (loss): (*)

Basic per share		97,335,870	93,749,219	78,297,756

Diluted per share		99,978,133	98,108,669	78,297,756

(*) The number of ordinary shares is after giving effect to the Reverse Share Split. See also Note 16.

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity

		For the year ended December 31, 2022
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders(1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated loss	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2022	2,549	556,161	10,405	5,378	(19,432)	20,100	(14,548)	(54,960)	58,948	(31,963)	532,638	224,743	757,381

Profit for the year	-	-	-	-	-	-	-	-	-	24,749	24,749	13,364	38,113

Other comprehensive income:
Fair value changes of financial instruments used for cash flow hedging, net of tax	-	-	-	-	-	-	35,382	-	-	-	35,382	24,510	59,892
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	69,735	-	-	69,735	8,442	78,177
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	(84,007)	-	(84,007)	(28,151)	(112,158)

Total other comprehensive income (loss) for the year	-	-	-	-	-	-	35,382	69,735	(84,007)	-	21,110	4,801	25,911

Total comprehensive income (loss) for the year	-	-	-	-	-	-	35,382	69,735	(84,007)	24,749	45,859	18,165	64,024

Share-based payment	-	-	-	-	-	13,909	-	-	-	-	13,909	-	13,909
Issuance of shares, net	270	206,355	-	-	-	-	-	-	-	-	206,625	-	206,625
Issuance of convertible debentures	-	-	5,091	-	-	-	-	-	-	-	5,091	-	5,091
Exercise of share options	8	-	-	-	-	-	-	-	-	-	8	-	8
Changes in ownership interest without loss of control	-	-	-	-	28	-	(64)	-	-	-	(36)	5,247	5,211
Dividends and distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(3,392)	(3,392)
Investment in consolidated entity	-	-	-	-	-	-	-	-	-	-	-	1,177	1,177

	278	206,355	5,091	-	28	13,909	(64)	-	-	-	225,597	3,032	228,629

Balance as of December 31, 2022	2,827	762,516	15,496	5,378	(19,404)	34,009	20,770	14,775	(25,059)	(7,214)	804,094	245,940	1,050,034

(1)	Total Capital reserves of 30,469 (USD in thousands)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity (Cont.)

		For the year ended December 31, 2021
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders(1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated loss	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2021	2,239	380,529	-	5,378	(19,432)	13,615	(8,325)	(2,350)	37,080	(43,180)	365,554	146,852	512,406

Profit for the year	-	-	-	-	-	-	-	-	-	11,217	11,217	10,458	21,675

Other comprehensive income (loss):
Fair value changes of financial instruments used for cash flow hedging, net of tax	-	-	-	-	-	-	(6,223)	-	-	-	(6,223)	(2,945)	(9,168)
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	(52,610)	-	-	(52,610)	(14,695)	(67,305)
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	21,868	-	21,868	7,642	29,510

Total other comprehensive income (loss) for the year	-	-	-	-	-	-	(6,223)	(52,610)	21,868	-	(36,965)	(9,998)	(46,963)

Total comprehensive income (loss) for the year	-	-	-	-	-	-	(6,223)	(52,610)	21,868	11,217	(25,748)	460	(25,288)

Share-based payment	-	-	-	-	-	6,485	-	-	-	-	6,485	-	6,485
Issuance of shares, net	284	175,632		-	-	-	-	-	-	-	175,916	-	175,916
Issuance of convertible debentures	-	-	10,405	-	-	-	-	-	-	-	10,405	-	10,405
Exercise of share options	26	-	-	-	-	-	-	-	-	-	26	-	26
Initial consolidation of Bjornberget (see Note 28A(6))	-	-	-	-	-	-	-	-	-	-	-	22,726	22,726
Investment by non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	56,998	56,998
Dividends and distributions by subsidiaries to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(2,293)	(2,293)

	310	175,632	10,405	-	-	6,485	-	-	-	-	192,832	77,431	270,263

Balance as of December 31, 2021	2,549	556,161	10,405	5,378	(19,432)	20,100	(14,548)	(54,960)	58,948	(31,963)	532,638	224,743	757,381

(1)	Total Capital reserves of (4,514) (USD in thousands)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity (Cont.)

		For the year ended December 31, 2020
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders(1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated loss	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2020	2,031	273,939	197	5,378	(3,939)	9,477	(5,069)	(1,161)	13,410	689	294,952	93,358	388,310

Profit (loss) for the year	-	-	-	-	-	-	-	-	-	(43,869)	(43,869)	2,834	(41,035)

Other comprehensive income (loss):
Fair value changes of financial instruments used for cash flow hedging , net of tax	-	-	-	-	-	-	(3,256)	-	-	-	(3,256)	(1,294)	(4,550)
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	(1,189)	-	-	(1,189)	470	(719)
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	23,670	-	23,670	10,064	33,734

Total other comprehensive income (loss) for the year	-	-	-	-	-	-	(3,256)	(1,189)	23,670	-	19,225	9,240	28,465

Total comprehensive income (loss) for the year	-	-	-	-	-	-	(3,256)	(1,189)	23,670	(43,869)	(24,644)	12,074	(12,570)

Share-based payment	-	-	-	-	-	4,138	-	-	-	-	4,138	-	4,138
Issuance of shares, net	188	106,315	-	-	-	-	-	-	-	-	106,503	-	106,503
Conversion of debentures into shares	1	275	(197)	-	-	-	-	-	-	-	79	-	79
Exercise of share options	19	-	-	-	-	-	-	-	-	-	19	-	19
Sale of rights in consolidated entities to non-controlling interests	-	-	-	-	(15,493)	-	-	-	-	-	(15,493)	49,782	34,289
Dividends and distributions by subsidiaries to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(8,362)	(8,362)

	208	106,590	(197)	-	(15,493)	4,138	-	-	-	-	95,246	41,420	136,666

Balance as of December 31, 2020	2,239	380,529	-	5,378	(19,432)	13,615	(8,325)	(2,350)	37,080	(43,180)	365,554	146,852	512,406

(1)	Total Capital reserves of 25,966 (USD in thousands)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows

	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Cash flows from operating activities
Profit (loss) for the year	38,113	21,675	(41,035)
Adjustments required to present cash flows from operating activities (Annex A)	67,047	24,146	89,465

Cash from operating activities	105,160	45,821	48,430

Interest receipts	4,461	1,223	1,011
Interest paid	(33,123)	(24,381)	(41,020)
Income Tax paid	(3,700)	(3,497)	(861)
Repayment of contract assets	17,578	32,857	31,250

Net cash flows from operating activities	90,376	52,023	38,810

Cash flows from investing activities
Acquisition of consolidated companies (Annex B)	(56,962)	(156,496)	(8,554)
Restricted cash, net	(82,053)	47,999	(17,538)
Purchase, development and construction of fixed assets	(639,074)	(453,250)	(341,929)
Investment in deferred costs in respect of projects	(17,069)	(39,506)	(12,077)
Proceeds from sale (purchase) of short term financial assets measured at fair value through profit or loss, net	(1,881)	(4,218)	(10,571)
Investments in bank deposits	(4,002)	-	(931)
Payments on account of acquisition of consolidated Company	(3,988)	(1,183)	(20,189)
Loans to investees	(3,706)	(4,091)	(39,636)
Investment in investees	(441)	(7,891)	(30,763)
Loans to non-controlling interests	-	(6,496)	-
Purchase of long term financial assets measured at fair value through profit or loss	(10,824)	(19,506)	(10,262)

Net cash used in investing activities	(820,000)	(644,638)	(492,450)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows (Cont.)

	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Cash flows from financing activities
Receipt of loans from banks and other financial institutions	541,024	632,943	309,418
Repayment of loans from banks and other financial institutions	(109,130)	(301,837)	(46,093)
Issuance of debentures	-	107,317	97,668
Issuance of convertible debentures	47,755	106,817	-
Repayment of debentures	(16,571)	(17,348)	(52,496)
Dividends and distributions by subsidiaries to non-controlling interest	(2,927)	(1,918)	(8,348)
Proceeds from settlement of derivatives	7,820	-	(52,903)
Deferred borrowing costs	(4,957)	(9,951)	(31,540)
Receipt of loans from non-controlling interests	18,136	20,236	14,824
Repayment of loans from non-controlling interests	(2,302)	(9,706)	(5,801)
Consideration from sale of holding in consolidated entity, without loss of control	4,160	-	10,021
Increase in holding rights of consolidated entity	-	-	(30,403)
Prepayments on account of issuance of shares	(1,750)	-	-
Issuance of shares	206,625	175,079	105,950
Exercise of share options	8	25	18
Repayment of lease liability	(4,327)	(6,344)	(5,382)
Proceeds from investment in entities by non-controlling interest	1,177	57,001	38,595

Net cash from financing activities	684,741	752,314	343,528

Increase (decrease) in cash and cash equivalents	(44,883)	159,699	(110,112)

Balance of cash and cash equivalents at beginning of year	265,933	99,330	197,675

Effect of exchange rate fluctuations on cash and cash equivalents	(27,181)	6,904	11,767

Cash and cash equivalents at end of year	193,869	265,933	99,330

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows (Cont.)

	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Annex A - Adjustments Required to Present Cash Flows
From operating activities:

Income and expenses not associated with cash flows:
Depreciation and amortization	42,267	20,500	15,867
Finance expenses in respect of debentures	-	-	559
Finance expenses in respect of project finance loans	52,309	27,699	25,885
Finance expenses in respect of prepayment of loans	-	-	67,594
Finance expenses in respect of loans from non-controlling interests	1,381	1,158	1,540
Finance expenses (income) in respect of contingent consideration	(8,387)	2,231	-
Interest income from deposits	(1,669)	-	-
Fair value changes of financial instruments measured at fair value through profit or loss	(2,953)	(3,145)	660
Share-based compensation	8,673	3,980	2,253
Deferred taxes	4,882	3,272	(15,482)
Finance expenses in respect of lease liability	1,964	1,243	1,087
Finance income in respect of contract asset	(17,189)	(24,310)	(16,176)
Exchange rate differences and others	(836)	3,019	338
Amortization of deferred costs in respect of projects	31	230	819
Interest incomes from loans to investees	(1,130)	(1,465)	(657)
Share of profits (loss) of equity accounted investees	306	189	(26)
Finance expenses (income) in respect of forward transaction	1,100	(621)	657
	80,749	33,980	84,918
Changes in assets and liabilities items:
Change in other receivables	(4,930)	340	(5,100)
Change in trade receivables	(23,355)	(6,944)	4,800
Change in other payables	13,799	(4,624)	5,121
Change in trade payables	784	1,175	(274)
Change in provisions for employees benefits	-	219	-
	(13,702)	(9,834)	4,547

	67,047	24,146	89,465

Annex B - Acquisition of Newly Consolidated Companies
Working capital (except for cash and cash equivalents)	139	(42,304)	245
Restricted cash	-	-	174
Financial liabilities through profit or loss	-	(86,768)	-
Fixed assets	1,364	121,359	16,390
Intangible assets	41,437	164,765	15,998
Deferred costs in respect of projects	15,741	104,346	-
Deferred borrowing costs	-	5,738	293
Deferred taxes	-	115	122
Investment in investee	-	(39,803)	(7,251)
Right-of-use asset and lease liability, net	-	(633)	-
Loan to investee	(1,719)	(24,512)	(17,309)
Loan from non-controlling interests	-	(23,551)	-
Non-controlling interests	-	(22,256)	(108)
Total consideration which was paid, after deducting cash in consolidated companies	56,962	156,496	8,554

Annex C - Material Non-Cash Investing and Financing Activities
During the year 2022, the Company was engaged in the construction of wind projects in Israel and Spain, and in the construction of PV projects in the United States and Israel, of which a total of approximately USD 51.1 million were financed through supplier credit. In addition, The Company was engaged in the development of projects in the United States, of which a total of approximately USD 12.5 million were financed through supplier credit.

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 1 - General

A.
Enlight Renewable Energy Ltd. (hereinafter: the “Company”) is a public company located in Israel, whose shares are listed on NASDAQ and Tel Aviv Stock Exchange (hereinafter: “TASE”). The Company’s address is 13 Amal St., Park Afek, Rosh Ha’ayin, Israel. As of the reporting date, the Company is engaged in the renewable energy industry. Since May 2018, the Company has no controlling shareholder and/or a control core.

B.
The Company is engaged in the initiation, planning, development, construction and operation of projects for the production of electricity from renewable energy sources in Israel and abroad. The Company has three geographical operating segments in its financial statements, pertaining to the management and construction of properties, to the initiation, purchase, construction and operation of projects for the production of electricity from renewable energy sources in Israel, Central-Eastern Europe, Western Europe, and another segment involving the management and construction of facilities (see Note 26). In its activities, the Company is engaged, inter alia, in architectural and engineering planning of the aforementioned projects for the production of electricity, in purchasing the components which are required for the construction of those projects, in building the projects, in securing the regulatory permits and licenses which are required for the construction of each project, in the production and sale of electricity to the electric corporation, and in the operation of those facilities, once completed.

C.	Definitions

The Group	-	The Company and its consolidated entities (as defined below).

Consolidated Entities	-
Companies or partnerships which are directly or indirectly under the Company’s control (as defined in IFRS 10), and whose financial reports are wholly consolidated with the Company’s reports. The active consolidated entities are as specified in Note 7.

Controlling shareholders	-	As defined in the Securities Regulations (Annual Financial Statements), 5770-2010.

Related Party	-	As defined in IAS 24 (2009), “Related Party Disclosures”.

Note 2 - Significant Accounting Policies

A.	Statement of Compliance with International Financial Reporting Standards (IFRS)

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter: “IFRS”) as issued by the International Accounting Standards Board (IASB).

B.	Classifications

The Company made a number of insignificant adjustments to the classification of comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

C.	Operating cycle period

The Group’s operating cycle period is 12 months.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

D.	Foreign currency

(1)	Functional currency and presentation currency

The financial statements of each of the Group’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the NIS, which is the Company’s functional currency. The Group’s consolidated financial statements are presented in USD. For details regarding the exchange rates, and changes thereto, during the presented periods, see Note 2, section X.

(2)	Translation of transactions in currencies other than the functional currency:

In preparing the financial statements of each of the Group’s member companies, transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(3)	Method for recording exchange differences

Exchange differences are recognized under profit or loss during the period in when they arose, except for exchange differences in respect of monetary items receivable or payable from foreign operations, the settlement of which is not planned or expected, and which therefore constitute a part of a net investment in a foreign operation. These exchange differences are recognized under other comprehensive income, under the item for “exchange differences due to translation of foreign operations”, and are carried to the statement of income upon the realization of the net investment in the foreign operation, and upon loss of control, joint control, or significant influence of the foreign operation.

Exchange differences are classified under profit and loss in the items for finance income and expenses.

When the settlement of loans which were provided to a foreign operation by the Group is not planned or expected in the foreseeable future, profit and loss from exchange differences due to these monetary items are included as part of the investment in foreign operations, net, recognized under other comprehensive income, and presented under equity as part of “exchange differences due to translation of foreign operations”.

Exchange differences pertaining to properties under construction for the purpose of producing electricity in the future are included under the cost of those assets, in cases where they constitute an adjustment to the interest costs on credit in foreign currency (for details regarding the Group’s accounting policy regarding the capitalization of borrowing costs, see Note 2I(4).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

D.	Foreign currency (Cont.)

(4)	Translation of financial statements of investees whose functional currency is different from the Company’s functional currency

For the purpose of presenting the consolidated financial statements, the assets and liabilities of foreign operations, including attributable excess costs, are presented are presented according to the exchange rate which was in effect as of the end of the reporting period. Income and expense items are translated according to the average exchange rates during the reporting period, unless there was significant volatility in exchange rates during that period. In that case, these items are translated according to the exchange rates on the dates when the transactions were executed, and the attributable translation differences are recognized under other comprehensive income, in the item for “exchange differences due to translation of foreign operations”. These exchange differences are classified under the statement of income on the date of realization of the foreign operation for which the translation differences arose, and upon loss of control, joint control or significant influence of the foreign operation. In case of partial realization of a subsidiary which includes a foreign operation, which does not involve loss of control, a proportional part of the cumulative total of exchange differences which were recognized under other comprehensive income is re-attributed to non-controlling interests in that foreign operation.

The financial statements of a foreign operation which is not directly held are translated to the NIS using the consolidation in stages method, in which the financial statements of the foreign operation are first translated to the functional currency of the direct parent company, and are then translated to the functional currency of the ultimate parent company. Therefore, upon the realization of a foreign operation which is not directly held, the Group re-classifies to the statement of income the cumulative amount in respect of which translation differences arose, according to the amount which would have been created had the foreign operation been translated directly into NIS.

(5)	Hedge of net investment in foreign operation

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Company’s functional currency (NIS), regardless of whether the net investment is held directly or through an investee company.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity as part of the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

E.	Cash and cash equivalents

Cash and cash equivalents comprise cash that is available for immediate use, deposits as well as term deposits that are not restricted in use, for which the original maturity date does not exceed three months.

Cash and deposits which are restricted by the Group in respect of credit agreements, or which are restricted to the construction of projects only, are classified by the Group as restricted cash in the statement of financial position.

F.	Basis of consolidation

(1)	Business combinations

The Group implements the acquisition method to all business combinations. The acquisition date is the date when the acquirer obtains control of the acquired entity. Control exists when the Group is exposed, or holds rights, to variable returns from its involvement in the acquired entity, and when it is able to affect those returns through its power over the acquired. Substantive rights held by the Group and others are taken into account when assessing control.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

F.	Basis of consolidation (Cont.)

(1)	Business combinations (Cont.)

The Group recognizes, on the acquisition date, the contingent liability which was accepted in a business combination, if there is a commitment in the present which is due to past events, and whose fair value is reliably measurable. The consideration transferred includes the fair value of the assets which were transferred to the previous owner of the acquired entity, liabilities which materialized for the acquiree towards the previous owner of the acquired entity, and equity interests which were issued by the Group. Additionally, goodwill is not updated due to the use of carryforward tax losses which existed on the date of the business combination.

The consideration transferred also includes the fair value of contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of the contingent consideration which is financial liability a financial liability in the statement of income.

Acquisition-related costs which materialized for the buyer in respect of a business combination, such as agency fees, consulting fees, legal fees, valuations and other fees in respect of professional services or consulting services, except for those which are associated with the issuance of debt or equity instruments in connection with the business combination, are recognized as an expense in the period when the services are received.

(2)	Goodwill

The Group recognizes goodwill as of the acquisition date according to the fair value of the consideration which was transferred, after deducting the net amount which was attributed in the acquisition to the identifiable assets which were acquired, and to the liabilities which were accepted. Goodwill is initially recognized as an asset at cost, and is measured in subsequent periods at cost after deducting accumulated impairment losses.

For the purpose of testing for impairment, goodwill is allocated to each of the Group’s cash generating units which are expected to benefit from the business combination’s synergy. Cash-generating units to which goodwill was allocated are tested for impairment each year, or more frequently when indicators exist of possible impairment of that unit. When the recoverable amount of a cash-generating unit is lower than that unit’s carrying value, the impairment loss is first allocated to the amortization of the carrying value of any goodwill which is attributed to the cash generating unit. Subsequently, the balance of impairment loss, if any, is allocated to other assets of the cash generating unit, in proportion to their carrying value. Impairment loss of goodwill is not reversed in subsequent periods.

(3)	Subsidiaries entities

Subsidiary entities are entities which are controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(4)	Non-controlling interests

The share in net non-controlling interests of consolidated subsidiaries is presented separately under the Group’s equity. Non-controlling interests include the amount of those interests on the acquisition date, and the share of non-controlling interests in changes which occurred in the consolidated company’s equity after the acquisition date. Non-controlling interests have protective rights only. The results of transactions with non-controlling interests, which involve the realization of part of the Group’s investment in the consolidated company, when control thereof is retained, are carried to the shareholders’ equity of the parent company.

Profit or loss and any component of other comprehensive income are attributed to the owners of the Company and to non-controlling interests. Total profit or loss and the other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

F	Basis of consolidation (Cont.)

(4)	Non-controlling interests (Cont.)

Transactions with non-controlling interests while retaining control are treated as capital transactions. Any difference between the consideration which was paid or received, and the change in non-controlling interests, is carried to the share of the Company’s owners directly in equity.

Additionally, in case of changes to the holding rate of the subsidiary, while retaining control, the Company re-attributes the cumulative amounts which were recognized under other comprehensive income between the Company’s owners and non-controlling interests.

Issuance of put option to non-controlling interests

Put options issued by the Group to non-controlling interests, which are settled in cash, is recognized as a liability at the present value of the exercise addition, against carrying to the goodwill which was created on the date of the business combination. Changes in the liability in respect of the put option to non-controlling interests are recognized in the statements of income according to the effective interest method; however, for changes in the subsequent measurement of the put option, the possibility is evaluated of capitalizing them as non-specific credit to balances of qualifying assets, in accordance with the International Accounting Standard (IAS) 23, “Borrowing Costs”.

The profit attributable to the Company’s owners in the statements of income include the share of non-controlling interests to whom the Company has issued a put option, in the results of the investee company, including in cases where the non-controlling interests have access to the returns arising from the interests in the investee company.

Dividends which are distributed to non-controlling interests in a subsidiary, hold a put option, is recorded as an expense in the statements of income, while investments made by non-controlling interests are recorded as income.

(5)	Transactions eliminated in the consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains from transactions with associates are eliminated against the investment according to the Group’s interests in those investments. Unrealized losses were canceled in the same manner which was used to cancel unrealized profits, so long as there was no evidence of impairment.

(6)	Acquisition of property company

Upon the acquisition of a property company, the Group exercises judgment in its evaluation of whether it constitutes the acquisition of a business or a property, for the purpose of determining the accounting treatment for the transaction. In its evaluation of whether a property company constitutes a business, the Group evaluates, inter alia, whether the existing process or processes in the property company, including the scope and nature of the management, security, cleaning and maintenance services. Transactions in which the acquired company is a business are treated as a business combination, as specified above. However, transactions in which the acquired company is not a business are treated as an treated as a group of assets and liabilities. In transactions of this kind, the acquisition cost, including transaction costs, is proportionately allocated to the identifiable assets and liabilities which were acquired, based on their proportional fair value as of the acquisition date. In the latter case, goodwill is not recognized, and deferred taxes are not recognized, in respect of temporary differences which exist as of the acquisition date. When the Company engages in a transaction to purchase an asset (a transaction which does not constitute a business combination), and the purchase consideration includes contingent consideration which depends on the occurrence of future events which are not under the Company’s control, a contingent consideration liability is initially recognized on the date when the asset is recognized.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

G.	Investments in associates

An associate is an entity over which the Group has significant influence, which is not a subsidiary or a joint arrangement. Significant influence is the power to participate in decisions pertaining to the investee’s financial and operational policy, but does not constitute control, or joint control, of said policy. When evaluating the existence of significant influence, potential voting rights are taken into account which are exercisable or convertible immediately into the shares of the investee entity.

The results, assets and liabilities of associate companies and joint ventures are included in these financial statements according to the equity method.

According to the equity method, investments in associates and joint ventures are included in the consolidated statement of financial position according to cost adjusted for changes which occurred after the acquisition in the Group’s share in net assets, including capital reserves, after deducting impairment, if any, in the associate’s value.

H.	Classification of interest paid, dividends paid and interest and dividends received in the statement of cash flows

The Group classifies cash flows in respect of interest and dividends which it received, and cash flows in respect of interest paid, as cash flows which arose from, or were used in, operating activities. Cash flows in respect of income taxes are generally classified as cash flows used in operating activities, unless these are readily identifiable as cash flows used in investing or financing activities. Dividends that are paid by the Group are classified as cash flows from financing activities.

I.	Fixed assets

(1)	General

Fixed assets are tangible items which are held for the purpose of use in the production or provision of goods or services, which are expected to be used in more than one period.

Fixed asset items are presented in the statement of financial position at cost less accumulated depreciation, and less accumulated impairment loss. The cost include the asset’s purchase cost, and costs which are directly attributable to bringing the asset to the location and condition which are required for its operation in the manner intended by management. The cost of qualifying assets also includes borrowing costs to be capitalized, as stated in Note 2I(4). For details regarding the impairment testing of fixed assets, see Note 2M.

Fixed asset items include farms for the production of electricity from wind energy and photovoltaic systems, when those systems are not covered under IFRIC 12 and others.

(2)	Subsequent costs

The cost of replacing part of a fixed asset item and other subsequent costs are capitalized if it is probable that the future economic benefits associated with them will flow to the Group and their cost can be measured reliably. The carrying value of a replaced part of the fixed asset item is derecognized. Current maintenance costs are carried to profit or loss as incurred.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

I.	Fixed assets (Cont.)

(3)	Depreciation of fixed assets

Components of a depreciable fixed asset item with a significant cost compared to the total cost of the item are depreciated separately. Depreciation is performed systematically, on a straight-line basis, over the expected useful lifetime of the item’s components, from the date when the asset was ready for its intended use, while taking into account its expected residual value at the end of its useful lifetime.

The useful lifetimes, depreciation rates and depreciation methods used in calculating depreciation are as follows:

	Useful lifetime	Depreciation rates	Depreciation method
Wind farms	25-30 years	4%-3.3%	Straight line
Photovoltaic systems	30 years	3.33%	Straight line
Automatic cleaning systems	20 years	5%	Straight line
Others	3-14 years	33%-7%	Straight line

The asset’s depreciation method, useful lifetime and residual value are reviewed by Company management at the end of each fiscal year. Changes are treated as prospective changes in estimate.

Profit or loss which has arisen due to the sale or expense from the use of a fixed asset item is determined according to the difference between the proceeds from its sale and its carrying value on the date of sale or removal from use, and carried to the statement of income.

(4)	Borrowing costs

A qualifying asset is an asset regarding which a significant period of time is necessary in order to prepare it for its intended use, or for its sale.

(A)
Borrowing costs which are directly attributable to the purchase or construction of facilities for the production of electricity, where preparing them for their intended use requires a significant period of time, are capitalized to the cost of those assets until the date when those assets are ready for their intended use.

(B)
The Company determines the amount of borrowing costs which are not directly attributable, and which are capitalizable, by attributing a capitalization rate for expenses in respect of qualifying assets. This capitalization rate is the weighted average of borrowing costs which are appropriate for the Company’s credit during that period, which is not directly attributable to the project. The Company capitalizes borrowing costs which are not directly attributable, in an amount which does not exceed the total sum of borrowing costs which arose for it during that period. Exchange differences in respect of loans denominated in a currency other than the functional currency are capitalized to the cost of those assets, to the extent where they are considered an adjustment of interest costs. All other borrowing costs are recognized in the statement of income on the date of their creation.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

I.	Fixed assets (Cont.)

(5)	Liability in respect of the costs of dismantling and removal the facility and restoring the site where the facility is located

The cost of a fixed asset item includes, inter alia, the costs of dismantling and removal of the item and the restoration of the site on which it is located, which give rise to a liability for the entity upon acquisition of the item or as a result of the use of the item over a specific duration, other than for the creation of inventory in such period. After the initial recognition date:

Changes in the foregoing liability until the end of the item’s depreciation period are added to or subtracted from the asset in the current period. Changes in the aforesaid liability due to the passage of time are recognized in profit or loss as finance expenses as incurred.

J.	Deferred costs in respect of projects

Deferred costs in respect of projects are costs which were accrued for the development of projects, and for which it is probable that economic benefits will derive to the Company in the future and the costs can be measured reliably. In assessing whether such expenditures can be capitalized, the Company evaluates, among other factors, the likelihood in succeeding to develop a project (i.e. taking into account both physical and regulatory aspects), the progress phase in the development, the Company's experience in the geographic area and with the related regulator, whether there are other obstacles or competitors that might effect the probability to successfully develop etc. The Company assess such likelihood of success in each individual case, If it is probable that the relevant project will be materialized. these costs are capitalized and presented under the item for “deferred costs in respect of projects” in the statement of financial position. If during the process it is no longer probable that the project can be materialized, any related amounts that were previously capitalized are written off (i.e. expensed). Once all the approvals obtained and the project is ready to be constructed on, the related development costs that have been deferred are classified to Fixed assets.

K.	Service concession arrangements

The Company received from the state, through the Public Utilities Authority - Electricity (hereinafter: the “Electricity Authority”), licenses (concessions) for the construction of facilities for the production of electricity using photovoltaic technology, or through wind energy, for the purpose of providing services involving the production of electricity from renewable energy sources, and also engaged in agreements with Israel Electric Corporation (hereinafter: the “IEC”) to purchase the electricity which is produced in those facilities (hereinafter: the “Purchase Agreement”), in BOO (Build, Operate, Own) agreements.

Service concession arrangements are arrangements in which the state (the “Concession Granter” / “Granting Entity”) engaged in a contract with an entity from the private sector (the operator) in which that entity undertakes to plan, build and finance assets which constitute public service infrastructure, and in exchange for the construction of the properties, the operator receives from the state a concession to operate the assets for a certain period, and to provide related services which are associated with the assets. Regarding photovoltaic technology systems in Israel (except for small systems), the state controls and regulates the licensing arrangements in the manner specified below:

•
The granting entity controls the services which the operator is required to provide to it through the infrastructure - the Electricity Authority controls and regulates the services which the operator is required to provide, and has the general, and broadest authority, to regulate the operator’s activity. The operator is entitled to receive a license only after it has fulfilled detailed regulatory and statutory preconditions, and when the operator has a license, it has the contractual obligation to produce and sell electricity through the PV facilities, and to operate and maintain their proper operation and connection to the national power grid throughout the entire license period. The operator is required to operate exclusively in accordance with the license terms, and is not entitled to withdraw from the power purchase agreement, or to cancel the license, without the Electricity Authority’s approval. Additionally, any change in license terms requires approval from the Minister of National Infrastructures, Energy and Water (hereinafter: the “Minister”) and/or the Electricity Authority, and in case of a breach, the operator could be exposed to various sanctions prescribed in law and in the license (including revocation or suspension of the license, and including forfeiture of the guarantee by virtue of the license).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

K.	Service concession arrangements (Cont.)

•
The granting entity determines the entity to whom the operator is required to provide the electricity production services - in principle, the license holder will be entitled to sell electricity to consumers according to a price between a willing seller and a willing buyer, subject to the provisions of the law and the provision license. However, essentially, in accordance with the factual situation as of the publication date of the report, and as of the date of evaluation of the application of IFRIC 12 to the facilities, the sale of electricity to entities other than the electric corporation in Israel is not yet possible. The regulatory arrangement applies to the sale of electricity to private consumers, according to which, in medium and large facilities, insofar as the producer wishes to sell electricity to third parties, in any framework other than the purchase agreement, but rather to third parties, a specific provision license from the Electricity Authority is required; however, the wording of licenses of this kind has not yet been published by the Electricity Authority for photovoltaic facilities, and essentially, there are no rules regulating how sale to third parties should take place.

•
The granting entity dictates the price at which the services will be purchased - the Electricity Authority determines the tariff that will be paid for the electricity produced in the photovoltaic facilities on the date of tariff approval, and thereby controls it, and requires the operator to sign the purchase agreement as a condition for the receipt of the permanent production license.

Additionally, in respect of solar facilities for the production of electricity using photovoltaic technology which commenced operation until December 31, 2016, the Company made specific economic calculations for each of the facilities which it owns, and reached the conclusion that the residual value from additional continued operation, beyond 20 years, is negligible relative to the facility’s total value.

In accordance with the above, the appropriate treatment of photovoltaic facilities for the production of electricity in Israel (except for small systems) which commenced operation until December 31, 2016 is in accordance with IFRIC 12, and the Company is adopting the financial asset model, as defined in that interpretation (See also Note 8 regarding the change in the Halutziot facility).

The treatment in the Company’s books in respect of the foregoing facilities is as follows -

The total consideration which is expected to be received throughout the license period is allocated to the construction services and to the operating services based on the proportional fair value figures of those services.

•	The value of the construction services is determined according to the construction costs, plus the standard construction margin, according to the Company’s estimate.

•	The value of the operating services is determined according to the operating costs, plus the standard margin, according to the Company’s estimate.

Interest income is recognized throughout the license period according to the effective interest method, based on the rate of return which reflects the relevant risks during the construction and operation period of the project. This income is recognized in the statement of cash flows under operating activities, as activities not associated with cash flows.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

K.	Service concession arrangements (Cont.)

Proceeds attributable to the repayment of the asset are classified in the statement of cash flows Activity under operating activities, as activity in respect of concession arrangements - repayment of contract asset.

The consideration in respect of the construction services, which is initially measured at fair value by determining the rate of return, as stated above, is recognized throughout the construction period according to the completion rate. For details regarding the timing of recognition of revenue from the provision of services, see section Q(2) below.

The consideration which is recognized on the date of revenue recognition, as stated above, is treated as a contract asset covered under IFRS 15 (see section Q(2) below) throughout the entire period of the concession arrangement, and is not reclassified in the commercial operation stage to a financial asset (receivables) covered under IFRS 9, since the contractual right to receive payment for the services in accordance with the arrangement arises as the facilities commence operation and producing electricity in practice, and does not only depend on the passage of time.

For details regarding estimates and approximations in the application of the accounting policy, see Note 4 below.

For details regarding the impairment of financial assets, see section N(5) below.

L.	Intangible assets

Intangible assets are identifiable non-monetary assets which have no physical substance. Intangible assets with an indefinite useful lifetime are not amortized, and are tested for impairment once per year, or whenever there are possible indicators of impairment, in accordance with the provisions of IAS 36. The estimated useful lifetime of intangible assets with an indefinite useful lifetime is evaluated at the end of each reporting year. Changes in the estimated useful lifetime of an intangible asset, from indefinite to definite, are treated prospectively.

Intangible assets with definite useful lifetimes are amortized in a straight line throughout their estimated useful lifetime, subject to an impairment test. Changes in the estimated useful lifetime of an intangible asset with a definite lifetime are treated prospectively.

The Company has agreements for the provision of electricity and concession agreements which are presented at cost, after deducting amortization (except as stated in section K), and are amortized according to the useful lifetime which was determined for the facility to which they are attributed.

Goodwill

Goodwill which was created due to the acquisition of subsidiaries is presented under intangible assets. For details regarding the measurement of goodwill upon initial recognition, see section E(2) above.

In subsequent periods, goodwill is measured at cost after deducting accumulated impairment losses.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

L.	Intangible assets (Cont.)

Amortization

Amortization is the systematic allocation of an intangible asset’s amortizable amount over its useful lifetime. The amortizable amount is the cost of the asset. Amortization is carried to the statement of income using the straight line method, over the estimated useful lifetime of the intangible assets, beginning from the date when the assets are available for use, since that method best reflects the forecasted consumption pattern of the future economic benefits inherent in each asset. Goodwill and intangible asset with an indefinite useful lifetime is not systematically amortized, but rather is tested for impairment at least once per year.

Estimates in respect of the amortization method and useful lifetime are re-evaluated at least at the end of each year, and are adjusted when required. The Group evaluates the useful lifetime of intangible assets which are not amortized at least once per year, in order to determine whether the events and circumstances continue to support the determination that the intangible asset has an indefinite lifetime.

The Company amortizes intangible assets according to the useful lifetime which was determined for the facility to which they are attributed.

M.	Impairment of tangible and intangible assets

At the end of each reporting period, the Group evaluates the carrying value of its tangible and intangible assets, in order to determine whether any indicators of impairment exist in respect of those assets. In case indicators of this kind exist, the recoverable amount of the asset is estimated in order to determine the amount of impairment loss which was created, if any. When it is not possible to measure the recoverable amount of an individual asset, the Group estimates the recoverable amount of the revenue-generating unit to which the asset belongs.

Intangible assets with indefinite useful lifetimes, and intangible assets which are not yet available for use, are tested for impairment once per year, or more frequently, in case of indicators of the asset’s impairment.

The recoverable amount is the higher of either the asset’s fair value after deducting costs of disposal, or its value in use. When estimating value in use, the future estimated cash flows are discounted to their present values using the pre-tax discount rate which reflects current market estimates regarding the time value of money, and the asset’s specific risks, for which the estimated future cash flows were not adjusted. When the recoverable amount of an asset (or of a cash-generating unit) is estimated as less than its carrying value, the carrying value of the asset (or of the cash-generating unit) is amortized to its recoverable amount. Impairment loss is immediately recognized as an expense in the statement of income.

N.	Financial assets

(1)	General

Financial assets are recognized in the statement of financial position when the Group becomes a party to the instrument’s contractual terms.

Investments in financial assets are initially recognized at fair value plus transaction costs, except for financial assets which are classified at fair value through profit and loss, which are initially recognized at fair value. Transaction costs in respect of financial assets at fair value through profit or loss are charged immediately as an expense to profit or loss.

After initial recognition, financial assets are measured at amortized cost or at fair value, depending on their classification.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

N.	Financial assets (Cont.)

(2)	Derecognition of financial assets

Financial assets are derecognized when the Group’s contractual rights to the cash flows which are due to the financial asset expire, or when the Group transfers the rights to receive the cash flows which are due to the financial asset in a transaction wherein all risks and benefits from the ownership of the financial asset have been effectively transferred.

If the Group essentially remains with all of the risks and benefits due to the ownership of the financial asset, the Group continues recognizing the financial asset.

(3)	Classification of financial assets

Debt instruments are measured at amortized cost upon the fulfillment of the following two conditions:

•	The Group’s business model is to hold the assets with the aim of collecting contractual cash flows, and
•	The contractual terms of the asset establish precise dates when the contractual cash flows will be received which constitute principal and interest payments only.

All other financial assets are measured at fair value through profit and loss.

(4)	Financial assets measured at amortized cost and the effective interest method

The amortized cost of a financial asset is the amount at which the financial asset is measured upon initial recognition, after deducting principal payments, plus or less accumulated amortization, using the effective interest method, of any difference between the initial amount and the repayment amount, adjusted for any provision for credit loss.

Trade receivables, restricted cash, contract assets in respect of concession arrangements and other receivables with fixed payments, are measured at amortized cost using the effective interest method, after deducting impairment, if any. Interest income is recognized using the effective interest method, except in respect of short term receivables, when the interest amounts to be recognized are immaterial.

(5)	Impairment of financial assets

In respect of trade receivables, the Group adopts the lenient approach to the measurement of a provision for impairment, according to the probability of insolvency throughout the instrument’s entire lifetime. The expected credit loss in respect of these financial assets is estimated using a matrix of provisions which is based on the Company’s past experience regarding credit losses, and adjusted for factors which are specific to the borrower, general economic conditions, and an assessment both of the current trend of conditions, and of the projected trend of conditions, as of the reporting date, including the time value of money, as required.

For contract assets in respect of concession arrangements, the Group recognizes a provision for impairment according to the expected credit losses throughout the instrument’s entire lifetime, when there has been a significant increase in the credit risk since their date of initial recognition. If, however, the asset’s credit risk has not significantly increased since the date of its initial recognition, the Group measures the provision for impairment according to the probability of insolvency in the coming 12 months. The evaluation regarding whether to recognize a provision for impairment according to the expected credit losses throughout the instrument’s entire lifetime is based on the risk of default after the initial recognition date, and not only when objective evidence of impairment exists on the Reporting Date, or when a default has actually occurred.

The expected credit losses throughout the instrument’s entire lifetime are the projected credit losses due to all possible default events during the financial instrument’s expected lifetime.

However, expected credit losses during the 12 month period are the part of the expected credit losses throughout the instrument’s entire lifetime which represents the expected credit losses due to default events in a financial instrument, which are possible within 12 months after the reporting date.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

O.	Financial liabilities and equity instruments which were issued by the Group

(1)	Classification as a financial liability or as an equity instrument

Liabilities and equity instruments which were issued by the Group are classified as financial liabilities or as equity instruments in accordance with the nature of the contractual arrangements, and the definition of a financial liability and equity instrument.

(2)	Equity instruments

An equity instrument is any contract indicating residual interests in the Group’s assets, following the amortization of all of its liabilities. Equity instruments which were issued by the Group are recorded according to their issuance consideration, after deducting expenses which are directly attributable to the issuance of those instruments.

Buybacks of the Group’s equity instruments are recognized and amortized directly in equity. Any profit or loss from the purchase, sale, issuance or cancellation of the Group’s equity instruments is not recognized.

(3)	Financial liabilities

Financial liabilities are presented and measured according to the following classification:

•	Financial liabilities at fair value through profit or loss (derivatives not designated in hedge accounting relationship).
•	Financial liabilities at amortized cost.

Financial liabilities at amortized cost:

The Group has loans from banks and others which were initially recognized at fair value less transaction costs. After the initial recognition date, these loans are measured at amortized cost using the effective interest method.

The effective interest method is a method for calculating the amortized cost of a financial liability, and for allocating the interest expenses throughout the relevant credit period. The effective interest rate is the rate which accurately discounts the forecasted future cash flows over the financial liability’s expected lifetime to its carrying value, or, when appropriate, over a shorter period.

(4)	Derecognition of financial liabilities

Financial liabilities are derecognized when the Group’s contractual obligation expires, or when it has been settled or canceled.

(5)	Substantial modification in terms of debt instruments

An exchange of debt instruments having substantially different terms, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Furthermore, a substantial modification of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

O.	Financial liabilities and equity instruments which were issued by the Group (Cont.)

(5)	Substantial modification in terms of debt instruments (Cont.)

In addition to the aforementioned quantitative test, the Group evaluates, inter alia, whether changes have also occurred in various economic parameters inherent in the exchanged debt instruments. Therefore, in general, an exchange of index-linked debt instruments with non-index-linked debt instruments is considered as an exchange with significantly different terms, even if it does not fulfill the quantitative test which was conducted, as stated above.

Upon an exchange of debt instruments with equity instruments, equity instruments which are issued upon the extinguishment and derecognition of the liability, in whole or in part, are considered as part of the “consideration which was paid” for the purpose of calculating the profit or loss from the derecognition of the financial liability.

The equity instruments are initially measured at fair value, unless it is not possible to reliably measure their value - in the latter case, the issued instruments are measured according to the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement of the equity instruments is recognized in the statement of income under the item for finance income or expenses.

(6)	Non-substantial modification in terms of debt instruments

In a non-substantial modification in terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss.

(7)	Debentures convertible into Company shares

Debentures which are convertible to a fixed number of Company shares, where the principal and/or interest payments for them are not linked to a currency other than the Company’s functional currency, or to the consumer price index, constitute compound financial instruments. On the issuance date of the debentures, the components of the convertible debentures are separated, whereby the liability component is presented under long term liabilities (after deducting current maturities), and the equity component is presented under equity. The fair value of the liability component is determined according to the standard market interest rate for financial instruments with similar characteristics, which do not include a conversion option. The balance of consideration in respect of the convertible debentures is attributed to the conversion option implicit therein, and is presented in equity, under the item for “proceeds on account of convertible options”. This component is recognized and included under equity after deducting the income tax impact, and is not remeasured in subsequent periods. The issuance costs are allocated on a proportionate basis to the components of the hybrid financial instrument, in accordance with the allocation of the consideration.

(8)	Options to purchase Company shares

Proceeds from the issuance of options to acquire Company shares, which give their holder the right to acquire a fixed number of ordinary shares in consideration for a fixed amount of cash, are presented in equity under the item for “proceeds on account of convertible options”. This component is recognized and included under equity, and is not remeasured in subsequent periods.

(9)	Capital notes

Consolidated companies have interest bearing capital notes which are repayable upon the liquidation of the companies, after the settlement of all of their liabilities. Notwithstanding the foregoing, the companies are entitled, in their exclusive discretion, and subject to the terms of the financing agreements, to perform full or partial repayment of the capital notes and of the interest which has accrued in respect thereof.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

O.	Financial liabilities and equity instruments which were issued by the Group (Cont.)

(9)	Capital notes (Cont.)

Due to the fact that, according to the terms of the capital notes, the companies do not have a contractual obligation to deliver cash / other financial assets to the other party, the entire contract does not meet the definition of a financial liability, and is therefore classified as an equity instrument. In light of the foregoing, the Group does not recognize interest expenses in respect of the share of non-controlling interests in the capital notes, in the statement of income. On the date when the consolidated company performs a full or partial repayment of the capital notes, the Group recognizes the payment which is attributed to the interest that has accrued in respect of the capital notes, by amortizing the balance of non-controlling interests.

Consolidated companies have interest bearing capital notes which were received from non-controlling interests (hereinafter: the “Lenders”), which are repayable, in full or in part, at any time, subject to the terms of the lenders’ financing agreements. Due to the fact that, according to the terms of the capital notes, the consolidated companies do not have discretion regarding the repayment dates of the capital notes, the contract is defined as a financial liability.

(10)	Other financial liabilities

The Company has debentures and loans from banks which were initially recognized at fair value less transaction costs. Following the date of initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The effective interest method is a method for calculating the amortized cost of a financial liability, and for allocating the interest expenses throughout the relevant credit period. The effective interest rate is the rate which accurately discounts the forecasted future cash flows over the financial liability’s expected lifetime to its carrying value, or, when appropriate, over a shorter period.

(11)	Deferred borrowing costs

Costs which the Company pays in respect of the receipt of credit from banks and other financial institutions, whereby, as of the balance sheet date, borrowing costs which have not been used in practice (all or part) are carried to the asset “deferred borrowing costs”. Upon the receipt of credit in practice, the proportional part of the costs is carried to the loan, and is taken into account in the effective interest rate.

(12)	Financial liabilities and contract assets in respect of concession arrangements which are linked to the consumer price index

The Group has financial liabilities and contract assets in respect of concession arrangements which are linked to the CPI and measured at amortized cost. For these liabilities, the Group determines the effective interest rate as the real rate plus linkage differentials, according to the actual changes in the CPI until the end of the reporting period.

(13)	Share capital

Ordinary shares
Ordinary shares are classified as equity. Incremental costs which are directly attributable to an issuance of ordinary shares and share options, net of the tax, are recognized as a deduction from equity.Incremental costs which are directly attributed to an expected issuance of an instrument which will be classified as an equity instrument are recognized in deferred expenses in the statement of financial position. The costs are deducted from equity upon the initial recognition of equity instruments, or are amortized as finance expenses in the statement of income when the issuance is no longer expected to take place.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

P.	Issuance of parcel of securities

The consideration which is received from the issuance of a parcel of securities is attributed to the various components of the parcel. The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component . Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above.

Q.	Derivative financial instruments and hedge accounting

(1)	General

The Group holds derivative financial instruments for the purpose of hedging against foreign currency risks, interest rate risks, and electricity price change risk, as well as derivatives which are not used for hedging purposes. For additional details the derivatives which the Group uses, see Note 25.

Derivative financial instruments are initially recognized on the date of the engagement and at the end of each subsequent reporting period, according to their fair value. Changes in the fair value of derivative financial instruments are generally carried to the statement of income. The timing of recognition in the statement of income of changes in the fair value of derivative financial instruments, which were designated for hedging purposes, when the hedge is effective, and fulfills all of the conditions for the determination of a hedge relationship, depends on the nature and characteristics of the hedge.

The classification of derivative financial instruments which are used for hedging in the statement of financial position is determined according to the contractual time period of the derivative financial instrument. If the derivative’s contractual remaining time period exceeds 12 months, the derivative is presented in the statement of financial position as a non-current item, and if the remaining time period does not exceed 12 months, the derivative is classified as a current item.

(2)	Hedge accounting

The Group designates certain derivatives as hedging instruments, in order to hedge against changes in cash flows which are due to highly probable transactions, and which are due to changes in exchange rates, changes in electricity prices and changes in cash flows and interest in respect of variable interest loans.

At the inception of the hedging relationship the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

(3)	Measurement of derivative financial instruments

Derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. After initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

Q.	Derivative financial instruments and hedge accounting (Cont.)

(3)	Measurement of derivative financial instruments (Cont.)

(A)	Cash flow hedge

When a derivative instrument is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly to a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in the fair value of the hedged item (based on present value), ), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

The Group designates only the change in fair value of the spot element of the forward exchange contract (‘spot element’) as the hedging instrument in cash flow hedging relationships. The change in fair value of the future price element of forward exchange contracts (‘forward element’) is not included as part of the hedging relationships and is accounted for as a cost of hedging, with the change being recognized as a cost of hedging reserve.

When the result of the expected transaction is the recognition of a non-financial item, the amounts which accrued in the hedging reserve are included in the initial cost of the non-financial item, on the realization date of the hedge transaction.

If the hedge no longer qualifies as an accounting hedge, or the hedging instrument is sold, expires, is terminated or exercised, hedge accounting is discontinued on a prospective basis. When hedge accounting is discontinued, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve remain in the reserve, until such time as they are included in the initial cost of the non-financial item (for hedged transactions whose result is a non-financial item), or until such time as they are reclassified to profit or loss in the period, or periods, in which the hedged forecasted future cash flows affect profit or loss (for other cash flows hedges).

(B)	Economic hedge

Hedge accounting is not applied to derivative instruments which are used for economic hedging of financial assets and liabilities denominated in foreign currency. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

R.	Revenue recognition

Revenue from contracts with customers is recognized in the statement of income when (or insofar as) the control of the asset is transferred to the customer.

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:
(a)	The parties to the contract have approved the contract and they are committed to satisfying the obligations attributable to them;
(b)	The Group can identify the rights of each party in relation to the goods or services that will be transferred;
(c)	The Group can identify the payment terms for the goods or services that will be transferred;
(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and
(e)	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

R.	Revenue recognition (Cont.)

Identifying performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(a)	Goods or services (or a bundle of goods or services) that are distinct; or
(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract. The Group's revenues from services are recognized over time in the reporting period in which the services are provided, since the customer simultaneously receives and consumes the benefits provided by the Group’s performance when the Group provides such services.

Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

The payments from the customers for all of the Group's revenues are received on a regular basis, concurrently with the provision of the electricity or services, and therefore the contract does not contain a significant financing component.

Presented below are the specific criteria regarding revenue recognition, which must be fulfilled in order to recognize revenue:

(1)	Revenues from the sale of electricity

Revenues from the sale of electricity are carried to the income statement when the performance obligation to transfer the electricity is satisfied upon the actual delivery of electricity to the customer. The Group’s revenue from its business activities mostly arise from its Power Purchase Agreements (PPA) to provide electricity to local electricity authorities in its operating countries. The agreements are for a predetermined period and at a fixed tariff. The remaining produced electricity which is sold out of these agreements are sold at market conditions.

(2)	Revenues from operation of facilities (service concession arrangements)

Revenues from operation of facilities in concession arrangements are recognized in the period when the Group provides the services throughout the service period. The agreements are for a predetermined period and at a fixed tariff. When the Group provides more than one type of services as part of a concession arrangement, the received consideration is allocated proportionally, according to the fair value of the provided services, if these amounts can be identified separately.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

(3)	Distinction between “contract assets” and “receivables”

When the Group provides construction services to a customer before the date of payment from a customer in accordance with the agreement, the Company presents the receivable consideration as a “contract asset”, except for any amounts which are presented under “receivables”. “Contract assets” represent the Group’s right to consideration in respect of services which it has performed for the customer. “Receivables” represent the Group’s right to non-contingent consideration. The right to consideration is not conditional if only the passage of time is required before the repayment date of that consideration. The Group presents, in the consolidated statement of financial position, “contract assets” in respect of contracts with customers separately from receivables. Contract assets are presented under the item for “contract assets in respect of service concession arrangements” (for additional details, see Note 2K above), while receivables are presented under the item for “trade receivables”.

(4)	Revenues from construction services

In the field of EPC contracting, the Company is engaged in a long-term agreement of providing construction services for a fixed price. Revenues attributed to the construction services are recognized when the performance obligation is satisfied which is based on the completion rate of the work which was performed. The completion rate is determined based on the estimate of total costs required to fulfill the performance obligation. Revenues from the provision of construction services, are recognized in the period when the Group provides the services. The Group recognizes, in the consolidated statement of income, revenues and costs from construction services to an entity held as an associate, and therefore, the total income and costs in these consolidated reports represents the partners’ share in the aforementioned associate entity.

(5)	Revenues from management or development fees

The company, through a subsidiary, is engaged in a long-term agreements of providing development and operational management services to projects under development and operational projects owned by externals for a fixed price. Revenues are recognized on a straight line basis when the performance obligation to provide the service is satisfied throughout the service period.

S.	Share-based payment transactions

Share-based payments to employees and others who provide similar services, settled with the Group’s equity instruments which are measured at fair value on the grant date. The Group measures, on the grant date, the fair value of the granted equity instruments, using the binomial model (for details regarding the method used to measure the fair value of share-based payments, see Note 18). When the granted equity instruments do not vest until those employees complete a defined period of service, fulfill performance conditions, or upon the fulfillment of a certain defined market condition, the Group recognizes the share-based payment arrangements in the financial statements over the vesting period against an increase in capital, under the item for “capital reserve in respect of share-based payment transactions”. At the end of each reporting period, the Group estimates the number of equity instruments which are expected to vest. Changes in estimates relative to previous periods are recognized in profit and loss throughout the remaining vesting period.

In transactions when the subsidiary grants to its employees' rights in the parent company’s equity instruments, the Group treats the grant as an equity-settled share‑based payment transaction.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

T.	Income taxes

(1)	General

Expenses (income) from income taxes include the total current taxes, prior year taxes, and the total change in deferred tax balances, except for deferred taxes due to transactions carried directly to equity. In the calculation of tax expenses, the Company is required to use discretion when determining the tax liability, and its timing. Differences, if any, between the Company’s estimate regarding the tax provision and the actual tax results are carried as prior year tax expenses (income) in the period when the final tax liability is determined.

(2)	Current taxes

Current tax expenses are calculated based on the taxable income of the Company and of consolidated companies during the reporting period. Taxable income is different from profit before income taxes due to the inclusion or non-inclusion of income and expense items which are taxable or deductible in different reporting periods, or which are non-taxable or non-deductible. Assets and liabilities in respect of current taxes were calculated based on the tax rates and tax laws which were enacted, or substantially enacted, until the date of the statement of financial position.

Current tax assets and liabilities are presented after offsetting when the entity has a legally enforceable right to offset the amounts which were recognized, and the intention to settle the asset on a net basis, and to settle the liability simultaneously.

(3)	Deferred taxes

The Group’s consolidated entities create deferred taxes in respect of temporary differences between the values for tax purposes of assets and liabilities, and their values in the financial statements. Deferred tax balances (asset or liability) are calculated according to the tax rates which are expected to apply at the time of their realization, based on the tax rates and tax laws which were enacted, or substantially enacted, until the date of the statement of financial position. Deferred tax liabilities are generally recognized in respect of all of the temporary differences between the values for tax purposes of assets and liabilities, and their values in the financial statements. Deferred tax assets are recognized in respect of all of the deductible temporary differences, up to the amount in which taxable income is expected to arise against which it will be possible to use the deductible temporary difference.

The Group does not create deferred taxes in respect of temporary differences due to the initial recognition of an asset or liability in a transaction which is not a business combination, when, on the transaction date, the initial recognition of the asset or liability does not affect the accounting gains or taxable income (loss for tax purposes).

The calculation of deferred taxes does not include taking into account the taxes which would have applied in case of the realization of the investments in investee companies, since the Group intends to hold and develop the investments. Additionally, deferred taxes are not taken into account in respect of profit distributions from Israeli companies, due to the fact that dividends from Israeli companies are not taxable, while on the other hand, in respect of profit from foreign companies, the Company created deferred taxes in respect of distributable accumulated profits, if any, in accordance with the Company’s expectation that these profits will be distributed in the foreseeable future.

Deferred tax assets and liabilities are presented after offsetting if the entity has a legally enforceable right to offset current tax assets against current tax liabilities, and if they pertain to income taxes which are levied by the same tax authority, and the Group intends to settle the deferred tax assets and liabilities on a net basis.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

T.	Income taxes (Cont.)

(4)	Uncertain tax positions

A provision in respect of uncertain tax positions, including additional tax expenses and interest, is recognized when it is more likely than not that the Group will require economic resources to settle the liability.

U.	Finance income and expenses

Finance income includes interest income in respect of amounts which were invested, dividend income, profit from fair value changes of financial assets presented at fair value through profit and loss, gain on exchange differences, profit from hedging instruments which are recognized under profit and loss, and reclassification of net profit and loss which was previously recognized under other comprehensive income in respect of cash flow hedges of currency risk and interest rate risk on loans.

Dividend income is recognized on the date when the Group obtains the right to receive payment. If the dividend was received in respect of marketable shares, the Group recognizes the dividend income on the ex-date.

Changes in the fair value of financial assets measured at fair value through profit or loss also include dividend and interest income.

Finance expenses include interest expenses in respect of loans which were received, changes due to the value of time in respect of provisions and in respect of deferred consideration, changes in the fair value of contingent consideration in a business combination, fair value changes of financial assets presented at fair value through profit and loss, impairment losses of financial assets (except for losses due to impairment of trade receivables, receivables and contract assets, which are presented under a separate item), and losses from hedging instruments which are recognized under profit and loss.

Borrowing costs which are not capitalized to qualifying assets are carried to the statement of income according to the effective interest method.

Profit and loss from exchange differences in respect of financial assets and liabilities are reported net as finance income or finance expenses, depending on the fluctuations in the exchange rate, and depending on their position (profit or loss, net).

Interest income and expenses are recognized using the effective interest method. In general, interest income and expenses are calculated by applying the effective interest rate to the gross carrying value of the financial asset, or to the amortized cost of the financial liability, as applicable.

V.	Employee benefits

(1)	Post-employment benefits

Post-employment benefits include severance pay. The Company’s employees have signed section 14 of the Severance Pay Law, 5723-1963, which prescribes that its routine contributions to pension funds and/or policies in insurance companies release it from any additional liability towards the employees, for which the foregoing amounts have been contributed, and therefore, those benefits classified as a defined contribution plan. Expenses in respect of the Group’s undertaking to contribute funds as part of a defined contribution plan are carried to the statement of income on the date of provision of the work services, for which the Company is obligated to make the contribution. The difference between amount of the payable contribution and the total sum of paid contributions is presented as a liability.

(2)	Short term employee benefits

Short term employee benefits are benefits which are payable during a period no longer than 12 months after the end of the period in which the service signifying eligibility to the benefit was given.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

V.	Employee benefits (Cont.)

Short term employee benefits in the Group include the Group’s liabilities in respect of short term salary, holiday and convalescence pay. These benefits are carried to the statement of income on the date of their materialization. The benefits are measured on a non-discounted basis which the Company is expected to pay. The difference between the amount of short term benefits to which the employee is entitled, and the amount which was paid with respect thereto, is recognized as a liability.

(3)	Other long term employee benefits

The Group’s net liability in respect of long term employee benefits, which are not attributed to post-employment benefit plans, is in the amount of the future benefit owed to the employees in respect of services which were provided in the current period and in previous periods. The Company distributed the total benefits in accordance with the service period to which the employees are committed.

W.	Earnings per share

The Company calculates basic earnings per share in respect of profit or loss attributable to ordinary shareholders of the Company by dividing the profit or loss attributable to ordinary shareholders of the Company, by the weighted average number of ordinary shares which were outstanding during the reporting period. For the purpose of calculating diluted earnings per share, the Company adjusts the profit or loss, attributable to holders of ordinary shares, and the weighted average number of outstanding shares, in respect of the effects of all of the potentially dilutive shares.

X.	Exchange rates and linkage base

(1)
Balances denominated in or linked to foreign currency are included in the financial statements according to the representative exchange rates which were published by Bank of Israel, and which applied as of the end of the reporting period.

(2)	Balances linked to the Israeli consumer price index are presented according to the last known index on the balance sheet data (hereinafter: the “Known Index”).

(3)	Presented below are data regarding the EUR, HRK, HUF and NIS exchange rates, and regarding the CPI:

	Representative exchange rate				CPI(*)
	EUR	NIS	HUF	HRK	Known index
	(USD to 1)				In points
Date of the financial statements:
As of December 31, 2022	1.066	0.284	0.0027	0.142	110.1
As of December 31, 2021	1.132	0.322	0.0031	0.150	104.5

	%	%	%	%	%
Rates of change:
For the year ended:
As of December 31, 2022	(5.8)	(11.8)	(12.9)	(5.3)	5.4
As of December 31, 2021	(7.7)	3.5	(8.8)	(0.8)	2.4

(*)       Base: 2012 average = 100.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

Y.	Provisions

The Company recognizes provisions in the financial statements when the Company has a present (legal or constructive) obligation due to past events, when it is more likely than not that outflows of resources representing economic benefits will be required in order to settle it, and when its amount can be reliably estimated. The amount which was recognized as a provision is the best estimate of the expense which is required to settle the liability in the present at the end of the reporting period. When the impact of the value of time is significant, the provisions are determined by discounting future the cash flows by the interest rate before tax which reflects the current market estimates regarding the time value of money and the specific risks of the liability, without taking into account the Company’s credit risk. The carrying value of the provision is adjusted in each period in order to reflect the passage of time. The adjustment amount is recognized as an expense a finance expense.

Z.	Leases

Determining whether an arrangement contains a lease
On the date of the engagement in the lease, the Group determines whether the arrangement constitutes a lease or contains a lease, while evaluating whether the arrangement transfers the right to use an identifiable asset, for a certain time period, in consideration of payment. When assessing whether an arrangement transfers the right to control the use of an identifiable asset, the Group estimates whether, throughout the lease period, it has the following two rights:

(A)	The right to essentially obtain all of the economic benefits from the use of the identifiable asset; and
(B)	The right to direct the use of the identifiable asset.

In respect of lease contracts which include non-lease components, such as services or maintenance, which are associated with a lease component, the Group chose to account for the contract as a single lease component, without separating the components.

Lease assets and lease liabilities
Contracts which give the Group control over the use of a lease asset, for a certain period of time, in exchange for consideration, are treated as leases. Upon initial recognition, the Group recognizes a liability in the amount of the present value of future lease payments (these payments do not include certain variable lease payments), and in parallel, the Group recognizes a right-of-use asset in the amount of the lease liability, adjusted in respect of lease payments which were paid in advance or which accrued, plus direct costs which materialized in the lease. Since the interest rate implicit in the lease cannot be easily determined, the lessee’s incremental interest rate is used. After initial recognition, the asset is treated according to the cost model and is amortized throughout the lease period or the asset’s useful lifetime, whichever is earlier.

The Group chose to adopt the practical expedient which stipulates that short-term leases of up to one year and/or leases in which the underlying asset has a low value, are treated in a manner whereby the lease fees are carried to the statement of income on a straight-line basis, throughout the lease period, without recognition of an asset and/or liability in the statement of financial position.

Lease period
The lease period is defined as the period during which the lease is not cancelable, together with periods which are covered by an option to extend or cancel the lease, if it reasonably certain that the lessee will exercise, or not exercise, the option, respectively.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 2 - Significant Accounting Policies (Cont.)

Z.	Leases (Cont.)

Variable lease payments
Variable lease payments which depend on an index or exchange rate are initially measured using the index or exchange rate as of the lease commencement date, and are included in the measurement of the lease liability. In case of changes to the cash flows of future lease fees which are due to changes in the index or exchange rate, the balance of the liability is updated against the right-of-use asset.

Other variable lease payments which are not included in the measurement of the liability are carried to the statement of income on the date when the conditions for these payments are fulfilled.

Amortization of right-of-use asset
After the lease commencement date, the right-of-use asset is measured according to the cost method, less accumulated depreciation, and less accrued impairment losses, and is adjusted in respect of remeasurements of the lease liability. Depreciation is calculated on a straight line basis throughout the contractual lease period:

•	Electricity production facilities	20-30 years
•	Offices	3-7 years

Options to extend and cancel the lease period
Upon the occurrence of a significant event or a significant change in circumstances, which is under the Group’s control and which affected the decision of whether it is reasonably certain that the Group will exercise an option, which was not previously included in the determination of the lease period, or will not exercise an option which was previously included in the determination of the lease period, the Group remeasures the lease liability according to the updated lease payments, using an updated discount rate, and carries the change in the liability’s carrying value against the right-of-use asset, or cries the change to the statement of income, if the carrying value of the right-of-use asset has been amortized in its entirety.

Lease amendments
The Group treats the amendment as a separate lease in cases where a lease amendment increases the scope of the lease by adding the right to use one or more base assets, and the consideration in respect of the lease increases in an amount which corresponds to the separate price in respect of the increase in scope, and any appropriate adjustments to that separate price, in order to reflect the change in the contract’s circumstances.

In other cases, on the commencement date of the lease amendment, the Group allocates the consideration in the updated contract between the contract components, determines the revised lease period, and measures the lease liability by discounting the updated lease payments using an updated discount rate.

For lease amendments which reduce the scope of the lease, the Group recognizes a decrease in the right-of-use asset’s carrying value, in order to reflect the partial or full cancellation of the lease, and recognizes under profit or loss the difference between the decrease in the right-of-use asset, and the remeasurement of the lease liability under profit and loss.

In respect of other lease amendments, the Group remeasures the lease liability against a right-of-use asset.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 3 - New Financial Reporting Standards, Published Interpretations, and Amendments to Standards

New standards, amendments to standards and interpretations which have not yet been adopted

Standard / interpretation / amendment	Publication requirements	Application and transitional provisions	Expected impact
(1) Amendment to IAS 1, Presentation of Financial Statements: "Disclosure of Accounting Policies."
According to the amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.
The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.
		The amendment is applicable for reporting periods beginning on or after January 1, 2023. Earlier application is permitted.	The Group is examining the effects of the amendment on the financial statements with no plans for early adoption.

(2) Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants
The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current.
According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it "has substance" and is in existence at the end of the reporting period.
According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants.
Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.
The Group is examining the effects of the Amendment on the financial statements with no plans for early adoption.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 3 - New Financial Reporting Standards, Published Interpretations, and Amendments to Standards (Cont.)

New standards, amendments to standards and interpretations which have not yet been adopted (Cont.)

Standard / interpretation / amendment	Publication requirements	Application and transitional provisions	Expected impact

(3) Amendment to IAS 12 Income taxes: Deferred tax associated with assets and liabilities arising from a single transaction
The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.
As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted.
Earlier application is permitted.

Application of the Amendment is not expected to have a material effect on the financial statements.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 4 - Considerations Concerning the Adoption of the Accounting Policy and Key Factors of Uncertainty in Estimation

A.	General

In the implementation of the Group’s accounting policy, as described in Note 2 above, Company management is required, in certain cases, to use extensive accounting judgment regarding estimates and assumptions in connection with the carrying values of assets and liabilities which are not necessarily available from other sources. These estimates and assumptions are based on past experience and on other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are evaluated by management on an ongoing basis. Changes in accounting estimates are recognized only in the period when the change in estimate was made, if the change only affects that period, or are recognized in that period, and in future periods, when the change affects both the current period and the future periods.

B.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS’s requires Company management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. It is hereby clarified that actual results may differ from these estimates.

In formulating the accounting estimates that are used in the preparation of the Group’s financial statements, Company management is required to make assumptions as to circumstances and events involving significant uncertainty. Company management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. The underlying estimates and assumptions are routinely reviewed. Changes in accounting estimates are recognized in the period in which the estimates were amended and in every affected future period.

The following pertains to critical considerations, except for those associated with estimates, which were made by management in the process of applying the Group’s accounting policy, and which have a significant effect on the amounts which were recognized in the financial statements.

Estimate	Main assumptions	Possible implications	Reference
Recognition of facilities as contract assets / fixed assets
For the purpose of determining whether the Company’s engagements in connection with the construction and operation of photovoltaic systems and farms for production of electricity from wind energy are covered under IFRIC 12, significant judgment is required, including in respect of the legal interpretations regarding the series of laws, licenses and agreements in the relevant arrangement, for the purpose of determining the extent of the state’s control over the provided services, and in respect of the determination of the materiality of the residual value at the end of the agreement period.
As part of the evaluation, the Company is required to exercise judgment regarding the facility’s operating period, beyond the period of the arrangement, the expected revenues and costs from its continued operation, and the cash flow discount rate which was used in the calculation. When the conclusion is that the residual value from the continued additional operation, beyond 20 years, is negligible relative to the value of the entire facility, those facilities will fall under IFRIC 12.

If the conclusion is that the residual value from continued operation beyond 20 years is significant relative to the value of the entire facility, those facilities will fall under the application of IAS 16.
See Note 2K regarding service concession arrangements.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 4 - Considerations Concerning the Adoption of the Accounting Policy and Key Factors of Uncertainty in Estimation (Cont.)

B.        Use of estimates and judgment (Cont.)

Estimate	Main assumptions	Possible implications	Reference
Measurement of contingent consideration in respect of business combination
For the purpose of determining the contingent consideration, the Group estimates the amount of the projected future consideration according to the milestones which were determined in the purchase agreement.
		Increase or decrease in profit or loss.	See Note 7A(1)
Recognition of project costs as assets
For the purpose of determining whether project costs can be classified as an asset, Group management conducts an assessment in which it evaluates whether the series of statutory permits, land ties, possibility for electricity connection, etc., in the project, lead to the conclusion that the project will produce economic benefits for the Company (in other words, whether the project is expected to reach completion of construction and commercial operation). When regulatory approvals are not expected to be obtained, the Company amortizes the development costs to the statement of income.

		Amortization of development costs to the statement of income.	See Note 2J regarding deferred project costs.
Recoverable amount of a cash generating unit which includes goodwill
The determination of this estimate is based on discounted cash flow forecasts. The determination of cash flows is based on various assumptions regarding the results of the future operation of the cash generating unit.
		Changes in estimates due to changes in these assumptions, or in the discount rate, could affect profit.	See Note 2L for details regarding the impairment of intangible assets

Note 5 - Cash and Cash Equivalents

	December 31	December 31
	2022	2021
	USD in thousands	USD in thousands
Cash in banks	129,792	113,686
Short term deposits	64,077	152,247

	193,869	265,933

Note 6 - Other Receivables
	December 31	December 31
	2022	2021
	USD in thousands	USD in thousands

Government institutions	6,409	16,327
Other receivables	20,288	8,868
Prepaid expenses	10,256	2,952

	36,953	28,147

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 7 - Investments in Investee Entities

A.	Consolidated entities:

1)	Business combinations

Signing of an agreement to acquire a company in the solar energy and energy storage segment in the United States - Clēnera LLC

On August 2, 2021, the Company acquired 90.1% of the holdings in Clēnera LLC (hereinafter: “Clēnera”), for a total value of up to USD 433 million, in a transaction which includes a progressive performance-based consideration mechanism.

The series of projects in development which was included in the transaction includes approximately 50 large (utility scale) solar projects in various stages of development, at a scope of approximately 12 gigawatts (in terms of DC capacity), some of which are projects with integrated energy storage in a cumulative scope of approximately 5.5 gigawatt hours (hereinafter: the “Development Portfolio”).

The Company intends to operate in the United States according to the “Developer and IPP” business model (developer and electricity producer / project owner).

Transaction structure
1.
The Company, through a wholly controlled American subsidiary, acquired the seller’s holdings, including the development portfolio and all of Clēnera’s capabilities and know-how, while the two founders will maintain a minority stake of 9.9%.

2.
The consideration for the transaction is comprised of upfront payments and future performance-dependent payments that will be determined in accordance with a gradual, performance-based, “earn out” payment mechanism, which will gradually decrease according to the projects’ respective years of commercial operation, until 2025.

Projects that reach commercial operation after 2025 will not be eligible for earn out payments, according to the mechanism which was determined. Additionally, approximately 39% of the earn out payment is subject to the two founders’ continued tenure and provision of services to Clēnera, for a minimum of 3 years, including subtraction mechanisms in case of their departure, according to the date and circumstances of the departure.

3.	5 years after the closing of the transaction, the founders will be given the opportunity to exercise a put option in respect of their holdings in Clēnera, in accordance with an agreed-upon mechanism.

4.
Management services - The transaction also included the signing of agreements for the provision of management services, according to which Clēnera will continue granting development services for the projects, as well as operations management services to third parties in respect of the projects which it has initiated and sold, at a scope of approximately 1.6 gigawatts.

Update of the liabilities in respect of performance-based (“earn out”) consideration and put option in connection with the transaction to acquire Clēnera LLC

During 2022, changes occurred in the Company’s estimates regarding the placed in service date of a limited number of projects, in the range of up to one year, relative to the previous estimates. Additionally, on December 30, 2022, the company signed an update to the agreement in which it increased the earn out rate for the Atrisco project. In accordance with these changes, the Company updated the calculation and reduced the value of the contingent performance-based (“earn out”) consideration in the amount of approximately USD 10,293 thousand, and reduced the value in respect of the put option in the amount of approximately USD 1,709 thousand.

The total impact amounted to approximately USD 12,002 thousand and was recorded as “other income” in the statement of income.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 7 - Investments in Investee Entities

A.	Consolidated entities: (Cont.):

2) Details of material consolidated entities which are held by the Company:

Entity name	Country of incorporation	Effective stake in equity interests consolidated entity
		As of December 31
		2022	2021
		%	%
Enlight - Eshkol Havatzelet L.P. (hereinafter: “Havatzelet”)	Israel	100	100
Eshkol Havatzelet - Halutziot - Enlight L.P. (hereinafter: “Halutziot”)	Israel	89.99	89.99
Tlamim Enlight L.P. (hereinafter: “Tlamim”)	Israel	100	100
Mivtachim Green Energies Ltd. (hereinafter: “Mivtachim”)	Israel	100	100
Talmei Bilu Green Energies Ltd. (hereinafter: “Talmei Bilu”)	Israel	100	100
Eshkol Ela - Kramim - Enlight L.P. (hereinafter: “Kramim”)	Israel	100	100
Eshkol Brosh - Idan - Enlight L.P. (hereinafter: “Idan”)	Israel	100	100
Eshkol Zayit - Zayit Yarok - Enlight L.P. (hereinafter: “Zayit Yarok”)	Israel	100	100
Peirot HaGolan - Enlight L.P. (hereinafter: “Peirot HaGolan”)	Israel	51	51
Eshkol Gefen - Barbur - Enlight L.P. (hereinafter: “Barbur”)	Israel	51	51
Sde Nehemia - Enlight L.P. (hereinafter: “Sde Nehemia”)	Israel	100	100
Emek HaBacha Wind Energy Ltd. (hereinafter: “Emek HaBacha”)	Israel	40.85	40.85
Enlight Kramim L.P. (hereinafter: “Enlight Kramim”)	Israel	74	74
Enlight Beit Shikma L.P. (hereinafter: “Beit Shikma”)	Israel	100	100
Orsol Energy 3 (A.A.) L.P. (hereinafter: “Revivim”)	Israel	90	90
Enlight Kidmat Zvi L.P. (Hereinafter: “Kidmat Tzvi”)	Israel	74	74
Enlight - Eshkol Dekel L.P. (hereinafter: “Beit Rimon”)	Israel	50.1	50.1
Enlight Beit HaShita Solar Energy, L.P. (hereinafter: “Beit HaShita”)	Israel	74	74
Ruach Beresheet L.P. (hereinafter: “Ruach Beresheet”)	Israel	54	60
Enlight Sde Nitzan L.P.	Israel	74	-
Enlight Ein Habesor L.P.	Israel	74	-
Enlight Maccabi L.P.	Israel	50.1	-
Tullynamoyle Wind Farm 3 Limited (hereinafter: “Tullynamoyle”)	Ireland	50.1	50.1
Vjetroelektrana Lukovac d.o.o (hereinafter: “Lukovac”)	Croatia	50.1	50.1
EW-K-Wind d.o.o (hereinafter: “EWK”)	Serbia	50.1	50.1
Megujulohaz kft (hereinafter: “Meg”)	Hungary	50.1	50.1
Raaba Green kft (hereinafter: “Raaba”)	Hungary	50.1	50.1
Rabba ACDC KFT (hereinafter: “Raaba ACDC”)	Hungary	100	100
SOWI Kosovo LLC (hereinafter: “SOWI”)	Kosovo	48	48
Vindpark Malarberget I Norberg AB (hereinafter: “Picasso”)	Sweden	68.8	68.8
Generacion Eolica Castilla La Mancha Sl (hereinafter: “Gecama”)	Spain	72	72
Björnberget Vindkraft AB (R) (hereinafter: “Bjornberget”)	Sweden	55.18	56.2
Clenera holdings LLC	USA	90.1	90.1

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 7 - Investments in Investee Entities (Cont.)

B.  Subsidiaries entities in which the non-controlling interests are material:

This section includes details regarding subsidiaries, as of the date of the relevant statement of financial position, whose non-controlling interests constitute at least 10% of the capital attributed to the owners of the Company and/or where the profit (loss) in the relevant year which is attributed to non-controlling interests constitutes at least 10% (in absolute values) of the profit (loss) attributed to owners in the relevant year.

Data from the financial statements of companies whose functional currency is a foreign currency - assets and liabilities were translated according to the relevant representative exchange rates as of December 31. Results and cash flow items were translated according to the average exchange rates during the year.

	As of December 31, 2022						For the year ended December 31, 2022
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit	Profit attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Co-Op	49.9	26,276	21,511	230,604	18,345	181,112	40,348	13,875	3,542	26,998	(911)	(20,133)	5,954

Danuba Power	52	25,792	20,362	134,658	11,252	94,168	23,718	7,323	3,808	11,857	(28,775)	19,144	2,226

The Iberian Wind	28.01	56,786	48,514	412,951	36,803	222,372	43,512	21,026	5,902	22,915	(108,038)	106,344	21,221

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 7 - Investments in Investee Entities (Cont.)

B.        Subsidiary entities in which the non-controlling interests are material: (Cont.)

	As of December 31, 2021						For the year ended December 31, 2021
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit (loss)	Profit (loss) attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Co-Op	49.90	19,196	17,002	252,630	17,359	213,806	49,510	17,354	5,911	29,673	1,297	(30,708)	262

The Nordic Wind	31.18	21,184	18,354	179,603	20,017	110,002	11,757	6,017	1,876	(3,839)	5,817	1,084	3,062

Danuba Power	52	23,487	12,135	139,701	20,392	86,277	-	2,277	1,184	3,093	(62,746)	63,838	4,185

Bjornberget	49	55,144	34,008	203,728	15,419	109,778	-	(72)	(35)	(118)	(75,037)	103,552	28,397

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 7 - Investments in Investee Entities (Cont.)

B.        Subsidiary entities in which the non-controlling interests are material: (Cont.)

	As of December 31, 2020						For the year ended December 31, 2020
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit (loss)	Profit (loss) attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Mivtachim	-	-	-	-	-	-	2,473	(3,422)	1,189	6,582	493	(6,726)	350

Co-Op	49.90	12,277	17,821	282,885	27,270	248,833	40,785	8,177	4,079	23,028	(184)	(24,204)	(1,360)

The Iberian Wind	28.07	34,837	6,145	133,536	7,185	8,406	-	(35)	(10)	(383)	(80,745)	85,222	4,094

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 8 - Contract Assets in respect of Concession Arrangements for the Construction and Operation of Photovoltaic Systems

Project	Total capacity in MW	Stake in the project	Tariff approval for the facility (NIS 0.01 per kWh)	Rate of return on the contract asset	Contract asset as of December 31, 2022 (USD in thousands)	Expiry date of the contract
Halutziot (*)	55	90%	62.8	6% linked	-	-
Peirot HaGolan	1.5	51%	53.99	5.75% linked	725	30/06/2035
Sde Nehemia	0.63	100%	53.99	5.75% linked	926	31/03/2035
Barbur	0.5	51%	53.99	5.75% linked	2,870	31/03/2035
Talmei Bilu	10	100%	102.46	6.5% linked	36,649	30/09/2033
Mivtachim	10	100%	130.39	8% linked	43,370	30/09/2033
Kramim	5	100%	96.31	6% linked	14,143	31/12/2033
Idan	3	100%	96.31	6% linked	8,091	30/09/2033
Balance as of December 31, 2022					106,774

	2022	2021
	USD in thousands
Balance as of January 1	287,042	286,251
Repayment of contract asset under concession arrangements	(17,579)	(32,857)
Finance incomes	17,188	24,310
Reclassification from IFRIC 12 to a fixed asset (*)	(162,359)	-
Translation differences	(17,518)	9,338
Balance as of December 31	106,774	287,042

(*)	Following the significant change to the terms of the concession arrangement with the state of Israel, which included the execution of significant technological changes to the Halutziot facility in the second quarter of 2022, and the expansion thereof in a manner which will increase the capacity and effectiveness of production, the Company re-evaluated the application of IFRIC 12 (hereinafter: the “Interpretation”), and concluded that the facility no longer falls under the scope of that interpretation. As a result, beginning from the second quarter of 2022, the Halutziot facility will be accounted for as a fixed asset, at cost.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 9 - Fixed Assets

Composition and changes:

	2022
	Solar systems (A)	Wind farms (B)	Others	Total
	USD in thousands
Cost:
As of January 1, 2022	122,565	1,403,984	3,908	1,530,457
Capitalization – IFRS 16	-	4,053	-	4,053
Additions (1)	280,518	460,722	2,190	743,430
Reclassification from IFRIC 12	162,359	-	-	162,359
Initial consolidation (2)	1,432	-	-	1,432
Translation differences	(37,448)	(107,900)	(459)	(145,807)
Cost as of December31, 2022	529,426	1,760,859	5,639	2,295,924

Accumulated depreciation:
As of January 1, 2022	10,726	29,498	1,404	41,628
Depreciation expenses	7,678	28,445	761	36,884
Translation differences	(1,325)	(1,854)	(143)	(3,322)
Accumulated depreciation as of December 31, 2022	17,079	56,089	2,022	75,190

Carrying value as of December 31, 2022	512,347	1,704,770	3,617	2,220,734

	2021
	Solar systems (A)	Wind farms (B)	Others	Total
	USD in thousands
Cost:
As of January 1, 2021	124,773	837,554	2,795	965,122
Capitalization - IFRS 16	-	5,166	-	5,166
Additions (1)	-	489,504	525	490,029
Initial consolidation (2)	-	120,845	514	121,359
Translation differences	(2,208)	(49,085)	74	(51,219)
Cost as of December 31, 2021	122,565	1,403,984	3,908	1,530,457

Accumulated depreciation:
As of January 1, 2021	6,920	19,559	710	27,189
Depreciation expenses	3,806	12,795	664	17,265
Translation differences	(*)-	(2,856)	30	(2,826)
Accumulated depreciation as of December 31, 2021	10,726	29,498	1,404	41,628

Carrying value as of December 31, 2021	111,839	1,374,486	2,504	1,488,829

(*) Less than USD 1 thousand.

(1)	A total of approximately USD 39 million out of the additions applies to the capitalization of borrowing costs which arose from the construction of the qualifying assets period (2021: approximately USD 26.7 million).

(2)	In 2022 the Company consolidated Aureus Solis group and Raaba Flow KFT at a total cost of approximately USD 1.4 million (2021: consolidation of Bjorn project (Sweden) at a total cost of approximately USD 121 million).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 9 - Fixed Assets (Cont.)

(A)	Solar systems

Presented below is a review of the projects which are included under solar systems and have begun commercial operation, as of the reporting date (*):

Electricity production projects	Zayit Yarok	Sunlight 1	Sunlight 2	Atilla	Halutziot (**)
Country	Israel	Israel	Israel	Hungary	Israel
Year of commercial operation	2012	2018	2019	2019	2015
Installed capacity	0.5 MWp	53 MWp	12 MWp	57 MWp	55 MWp
Effective holding rate	100%	50% - 100%	74%-100%	50.1%	90%
Depreciated cost as of December 31, 2022	Approximately USD 0.6 million	Approximately USD 46.3 million	Approximately USD 12.2 million	Approximately USD 35.5 million	Approximately USD 161 million

(*) See also Note 8, regarding solar systems which are presented as contract assets in respect of concession arrangements, in accordance with IFRIC 12.

(**) See also Note 8, since the second quarter of 2022, the Halutziot project is treated as a fixed asset, at cost.

Presented below is a review of projects under construction which are included in the fixed assets, as of the reporting date:

Electricity production projects	Halutziot 2	Storage tender 1	RAABA ACDC	APEX
Country	Israel	Israel	Hungary	United States
Installed capacity	32 MWp	130 MWp	25 MWp	105 MWp
Effective holding rate	90%	50.1%-74%	100%	100%
Cost as of December 31, 2022	Approximately USD 26 million	Approximately USD 66 million	Approximately USD 15 million	Approximately USD 150 million

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 9 - Fixed Assets (Cont.)

(B)	Wind farms

Presented below is a review of the projects which are included under wind farms and have begun commercial operation, as of the reporting date:

Electricity production projects	EWK	Lukovac	Sowi	Picasso	Tullynamoyle	Emek HaBacha	Gecama
Country	Serbia	Croatia	Kosovo	Sweden	Ireland	Israel	Spain
Year of commercial operation	2019	2018	2021	2021	2017	2022	2022
Installed capacity	105 MWp	49 MWp	105 MWp	113 MWp	13.6 MWp	109 MWp	329 MWp
Effective holding rate	50.1%	50.1%	Around 60%	Around 69%	50.1%	Around 40.9%	Around 72%
Depreciated cost as of December 31, 2022	Approximately USD 142.7 million	Approximately USD 48 million	Approximately USD 135.5 million	Approximately USD 141 million	Approximately USD 19 million	Approximately USD 203.2 million	Approximately USD 339 million

Presented below is a review of projects under construction which are included in the fixed assets, as of the reporting date:

Electricity production projects	Björnberget Vindkraft AB (1)	Ruach Beresheet
Country	Sweden	Israel
Installed capacity	372 MWp	189 MWp
Effective holding rate	Around 56%	54%
Cost as of December 31, 2022	Approximately USD 362 million	Approximately USD 313.7 million

(1)
On October 2, 2022, the project was connected to the local power grid, and commercial operation and sale of electricity in the Nordic power market began gradually . For additional details, see Note 28(A)(6).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 10 - Intangible Assets

A.	Composition and changes

	Electricity supply agreements and concession agreements	Goodwill	Total
	USD in thousands
Cost
Balance as of January 1, 2021	93,527	-	93,527
Initial consolidation	16,974	148,023	164,997
Translation differences	(6,977)	105	(6,872)

Balance as of December 31, 2021	103,524	148,128	251,652

Initial consolidation	41,437	-	41,437
Others	(247)	-	(247)
Translation differences	(6,447)	-	(6,447)

Balance as of December 31, 2022	138,267	148,128	286,395

Amortization:
Balance as of January 1, 2021	2,953	-	2,953
Amortization (1)	1,483	-	1,483
Translation differences	157	-	157

Balance as of December 31, 2021	4,593	-	4,593

Amortization	2,141	-	2,141
Translation differences	(56)	-	(56)

Balance as of December 31, 2022	6,678	-	6,678

Depreciated cost as of December 31, 2021	98,931	148,128	247,059
Depreciated cost as of December 31, 2022	131,589	148,128	279,717

(1)	The amortization of the intangible assets is included under Costs of sales in the Consolidated Statements of Income and Other Comprehensive Income

C.	Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to Clenera which represent the lowest level within the Group at which goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill:

	As of December 31
	2022	2021
	USD thousands	USD thousands
Goodwill allocated to Clenera	148,128	148,128
	148,128	148,128

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 10 - Intangible Assets (Cont.)

C.	Impairment testing for cash-generating units containing goodwill (Cony.)

The estimated recoverable amount of Clenera was higher than its carrying amount, and therefore there was no need for an impairment.

The recoverable amount of Clenera was based on its value in use and was determined by discounting the future cash flows to be generated from Clenera with the assistance of independent valuers. Value in use in 2022 was determined in a similar manner as in 2021. The carrying amount of the unit was determined to be lower than its recoverable amount and no impairment loss was recognized.

Key assumptions used in calculation of the recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates, sponsor cash flows from projects in development, and Clenera’s cash flow from projects in early-stage development.

(1)       Discount rate
The after-tax discount rate was estimated based on past experience, and an industry average weighted average cost of capital.
Project cash flows were discounted at a discount rate of between 8.8%-9.8% based on the project’s development stage.

(2)       Sponsor Cash Flows
Sponsor cash flows relate to the cash flows at the equity level after tax equity partner, debt, and taxes.

Note 11 - Other Payables

	December 31 2022	December 31 2021
	USD in thousands	USD in thousands
Accrued expenses	41,500	29,222
Liabilities to employees and other liabilities for salaries	18,707	4,665
Government institutions	8,784	2,385
Payables in respect of purchase transaction	4,304	4,412
Interest payable in respect of debentures	2,761	3,207
Interest payable in respect of loans	1,161	817
Others	647	1,350

	77,864	46,058

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 12 - Loans from banks and other financial institutions

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2022	2021	2022	2021	2022	2021
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Credit from banks (1)	565	3,156	-	-	565	3,156
Loans from banks and other financial institutions for project financing (2)	165,062	58,666	1,376,260	1,168,569	1,541,322	1,227,235
Loans from banks for corporate financing (3)	-	-	42,797	-	42,797	-

Total credit	165,627	61,822	1,419,057	1,168,569	1,584,684	1,230,391

(1)	Withdrawals from a value added tax facility during the construction period in accordance with the financing agreements of the various projects.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing

Project name	Mivtachim and Talmei Bilu	Halutziot	Kramim and Idan	Medium rooftops
Lender	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Institutional entities of Clal Insurance Group
Amount of loan / credit facility	Approximately USD 101 million (Approximately NIS 356 million)	Approximately USD 173 million (Approximately NIS 609 million)	Approximately USD 30 million (Approximately NIS 107 million)	Approximately USD 4 million (Approximately NIS 15 million)
Date financing provided	December 2020	December 2020	December 2020	January 2019
Balance of the loan as of December 31, 2022	Approximately USD 91 million (Approximately NIS 320.2 million)	Approximately USD 164 million (Approximately NIS 576.8 million)	Approximately USD 28 million (Approximately NIS 99.1 million)	Approximately USD 4 million (Approximately NIS 12.6 million)
Balance of the loan as of December 31, 2021	Approximately USD 107 million (Approximately NIS 333 million)	Approximately USD 189 million (Approximately NIS 588.5 million)	Approximately USD 33 million (Approximately NIS 102. million)	Approximately USD 4 million (Approximately NIS 12.8 million)
Amortization schedule	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments
Debt period	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 13 years.	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 15 years.	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 13 years.	Approximately 15 years
Stated annual interest rate	Interest of approximately 0.77%, index-linked	Interest of approximately 0.88%, index-linked	Interest of approximately 0.8%, index-linked	Interest of approximately 2.2%, index-linked
Financial covenants:
Debt service reserve	-	-	-	Approximately USD 0.2 million (Approximately NIS 0.7 million)
ADSCR default	1.05	1.05	1.05	1.07
LLCR default	1.05	1.05	1.05	1.12
Fulfillment of financial covenants	As of the balance sheet date, the companies fulfilled the foregoing financial covenants	As of the balance sheet date, the partnership fulfilled the foregoing financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants
Collateral
Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, and cross-support between the project corporations Mivtachim, Talmei Bilu, Halutziot, Kramim and Idan, in respect of the debt service.

Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, and cross-support between the project corporations Mivtachim, Talmei Bilu, Halutziot, Kramim and Idan, in respect of the debt service.

Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, and cross-support between the project corporations Mivtachim, Talmei Bilu, Halutziot, Kramim and Idan, in respect of the debt service.

Charge on the partnership’s interests in the projects, on the project partnership’s assets, right to proceeds from the sale of electricity, the project partnership’s land rights, insurance, agreements vis-à-vis contractors and collateral from contractors thereunder, the rights of the partnership’s partners to receive profits, etc. Backing between the Company’s concatenated interests in the project partnerships of each group of projects.

Guarantees	See Note 28C(4)	See Note 28B(4), 28C(5)	See Note 28B(4)	See Note 28B(4)
Reference to additional information	See Note 12(2)A	See Note 12(2)A	See Note 12(2)A	-

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing (Cont.)

Project name	Tariff tender projects - Sunlight 1	Emek HaBacha	Tariff tender projects - Sunlight 2 and Dekel.
Lender	Institutional entities of Clal Insurance Group	Bank Hapoalim Ltd. in collaboration with Phoenix and Harel groups	Institutional entities of Clal Insurance Group
Amount of loan / credit facility	Approximately USD 45 million (Approximately NIS 160 million)	Approximately USD 164 million (Approximately NIS 576 million)	Approximately USD 20 million (Approximately NIS 70 million)
Date financing provided	March 2018	November 2018	December 2019
Balance of the loan as of December 31, 2022	Approximately USD 42 million (Approximately NIS 146.5 million)	Approximately USD 168 million (Approximately NIS 589.7 million)	Approximately USD 14 million (Approximately NIS 49.3 million)
Balance of the loan as of December 31, 2021	Approximately USD 47 million (Approximately NIS 145.1 million)	Approximately USD 158 million (Approximately NIS 492.3 million)	Approximately USD 16 million (Approximately NIS 48.6 million)
Amortization schedule	Spitzer amortization table, quarterly repayments.	Spitzer amortization table, quarterly repayments.	Spitzer amortization table, quarterly repayments
Debt period	Construction period and another approximately 22 years	Construction period and another approximately 18 years.	Construction period and another approximately 22 years
Stated annual interest rate	interest within the range of 2.6%-3%, CPI-linked	The construction period - base interest (*) plus a margin of 3.3%, CPI-linked The construction period - base interest (*) plus a margin of 2.65%, CPI-linked	Base interest (*) plus a margin of 2.15%, CPI-linked
Financial covenants:
Debt service reserve	Approximately USD 2 million (Approximately NIS 5.8 million)	-	Approximately USD 0.5 million (Approximately NIS 1.8 million)
ADSCR default	1.07	1.05	1.07
LLCR default	1.12	1.05	1.12
Fulfillment of financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants
Collateral
Charge on the partnership’s interests in the projects, charge on the project partnership’s assets, right to proceeds from the sale of electricity, the project partnership’s land rights, insurance, agreements vis-à-vis contractors and collateral from contractors thereunder, the rights of the partnership’s partners to receive profits, etc. Backing between the Company’s concatenated interests in the project partnerships of each group of projects.
Charge on the tariff and conditional license, charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.
Charge on the partnership’s interests in the projects, charge on the project partnership’s assets, right to proceeds from the sale of electricity, the project partnership’s land rights, insurance, agreements vis-à-vis contractors and collateral from contractors thereunder, the rights of the partnership’s partners to receive profits, etc. Backing between the Company’s concatenated interests in the project partnerships of each group of projects.

Guarantees	See Note 28B(3)	See Note 30C(1), 30C(2)	See Note 30B(5)
Reference to additional information	-	See Note 28A(1)	-

(*) Base interest rate - The interest rate of CPI-linked government debentures with the same average lifetime, determined on the withdrawal date.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions (Cont.)

Project name	Tullynamoyle	Lukovac	EWK
Lender	Bank of Ireland	ERSTE and PBZ, of INTESA Group	ERSTE, EBRD and Novi Sad
Amount of loan / credit facility	Approximately USD 15.25 million (Approximately EUR 14.3 million)	Approximately USD 52 million (Approximately EUR 48.8 million)	Approximately USD 148 million (Approximately EUR 139 million)
Date financing provided	August 2020	December 2020	December 2017
Balance of the loan as of December 31, 2022	Approximately USD 12.65 million (Approximately EUR 11.86 million)	Approximately USD 43.9 million (Approximately EUR 41 million)	Approximately USD 99.9 million (Approximately EUR 93.6 million)
Balance of the loan as of December 31, 2021	Approximately USD 14.5 million (Approximately EUR 12.8 million)	Approximately USD 51 million (Approximately EUR 28.7 million and approximately HRK 123 million) (*)	Approximately USD 116.1 million (Approximately EUR 102.6 million)
Amortization schedule	The loan will be repaid in 50 quarterly payments	The loan will be repaid in 46 quarterly payments	The loan will be repaid in 23 semi-annual payments
Debt period	12.5 years	11.5 years	Construction period and another approximately 11.5 years
Stated annual interest rate	Approximately 90% of the loan bears interest at a rate of 3.47% and approximately 10% of the loan bears interest of 3M Euribor plus a margin of 2%	Interest at a rate of 3.75% and 3M Euribur plus 3% for the loans in EUR, and interest at a rate of 3.5% for the loan in HRK
Approximately EUR 83 million of the loan bears interest at a rate of 2.3%,
Approximately EUR 40 million of the loan bears interest at a rate of 3.95%,
And approximately EUR 16 million of the loan bears interest in the range of 4.65%-4.83%.

Financial covenants:
Debt service reserve	-	Approximately USD 3 million (Approximately EUR 2.8 million)	Approximately USD 8.2 million (Approximately EUR 7.7 million)
ADSCR default	1.05	1.10	1.10
Fulfillment of financial covenants	Non-fulfillment, receipt of a waiver letter from the bank stating that the lender waives, inter alia, its right to demand immediate repayment.	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants
Collateral
The project company pledged in favor of the bank all of the equipment in the project, its rights by virtue of power purchase agreements, its rights in the licenses, its rights in the insurance policy, and its other rights in the project. The Company’s entire stake in the project company was also pledged in favor of the bank.
		The project company will pledge towards the bank the project equipment, power purchase agreements, its rights in licenses, the insurance policy, and its other rights in the project.	The project company will pledge towards the bank the project company’s assets, cash flow rights, insurance policies, collateral from EPC contractors, etc.
Guarantees	-	-	-
Reference to additional information	-	See Note 12(2)A	-

(*) Following the change of currency in Croatia from HRK to EUR (effective from 01.01.23), the loan was converted to EUR on 31.12.22 .

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions (Cont.)

Project name	Meg and Raaba	SOWI	Picasso	Halutziot 2
Lender	ERSTE	ERSTE, NLB group and EBRD	Hamburg Commercial Bank	Bank Leumi Le-Israel Ltd.
Amount of loan / credit facility	Approximately USD 37 million (Approximately HUF 14 billion)	Approximately USD 122.7 million (Approximately EUR 115 million)
Approximately USD 87.1 (EUR 81.7) million. The bank will also provide a credit facility for the required guarantees at a scope of up to approximately USD 7.5 (EUR 7) million during the operating period
Approximately NIS 177 million
Date financing provided	January 2019	January 2020	January 2020	September 2022
Balance of the loan as of December 31, 2022	Approximately USD 33.7 million (Approximately HUF 12.66 billion)	Approximately USD 102.6 million (Approximately EUR 96.2 million)	Approximately USD 83 million (Approximately EUR 77.5 million)	-
Balance of the loan as of December 31, 2021	Approximately USD 40.5 million (Approximately HUF 13.2 billion)	Approximately USD 89.9 million (Approximately EUR 79.4 million)	Approximately USD 92 million (Approximately EUR 81.5 million)	-
Amortization schedule	Quarterly repayments, spitzer amortization table with lower repayments in the first two years	Semi-annual repayments, Spitzer amortization table	Quarterly repayments, spitzer amortization table	Spitzer amortization table comprised of quarterly payments
Debt period	Construction period and another approximately 17 years	Construction period and another approximately 11 years	Construction period and another approximately 18 years	Construction period and another approximately 22 years
Stated annual interest rate	Approximately 30% of the loan bears interest at a rate of 4.05% And approximately 70% of the loan bears interest at a rate of approximately 6.3% .
And approximately 50% of the loan bears interest at a rate of 1.9%, and approximately 50% of the loan bears of Euribor plus a margin of 4%. The Company has undertaken to hedge at least 40% of the total base interest liability during the entire debt period.
			Interest at a rate of 1.58% during the construction period and until December 31, 2029, and interest at a rate of 2.33% until the end of the loan period.	base interest plus a margin of 1.25%-2.2% CPI-linked
Financial covenants:
Debt service reserve	Approximately USD 1.1 million (Approximately HUF 414 million)	-	-	-
ADSCR default	In the range of 1.05-1.10	1.05	In the range of 1.05-1.10	1.05
Fulfillment of financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required
Collateral
Charge on the tariff and the electricity production license, charge on the project companies’ assets, cash flow rights, land rights, insurance. collateral from the project contractors, etc.) The financing of the portfolio of projects is applied and evaluated on a consolidated basis.
		Charge on the project company’s assets, cash flow rights, land rights, collateral from the project contractors, etc.	Charge on the project company’s assets, cash flow rights, land rights, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project.
Guarantees	-	-	See Note 28B(10)	-
Reference to additional information	-	See Note 28A(3)	See Note 28A(5)	-

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions (Cont.)

Project name	Ruach Beresheet	Gecama	Björnberget	Apex
Lender	Bank Hapoalim Ltd., and in collaboration with entities from Migdal and Amitim Group	Banco de Sabadell and Bankia	KFW IPEX-Bank and DekaBank, and the Swedish Export Credit Corporation (SEK).	Bank Huntington Bancshares, Bank of America and Nord LB
Amount of loan / credit facility	Approximately USD 331.3 million (Approximately NIS 1.17 billion)	Approximately USD 170.1 million (Approximately EUR 160 million)	Approximately USD 220.8 million (Approximately EUR 207 million)	USD 116 million for construction period and USD 127 million for operating period
Date financing provided	July 2020	June 2020	May 2021	September 2022
Balance of the loan as of December 31, 2022	Approximately USD 280 million (Approximately NIS 986 million)	Approximately USD 167.3 million (Approximately EUR 156.9 million)	Approximately USD 137.3 million (Approximately EUR 128.7 million)	Approximately USD 75.6 million
Balance of the loan as of December 31, 2021	Approximately USD 207.6 million (Approximately NIS 645.7 million)	Approximately USD 64.1 million (Approximately EUR 56.7 million)	-	-
Amortization schedule	Quarterly repayments, spitzer amortization table	Semi-annual repayments, Spitzer amortization table	Semi-annual repayments, Spitzer amortization table	Construction loan – one repayment at end of construction period. Operating loan - Semi-annual repayments, spitzer amortization table
Debt period	Construction period and another approximately 19 years	Construction period and another approximately 14 years	Construction period and another approximately 18 years	Construction period and another approximately 25 years
Stated annual interest rate	construction period - base interest plus a margin of 2.5%-3% Operating period - base interest plus a margin of 2.2%-2.7%
Base interest of Euribor plus a margin of 2.5%-3%. The Company has undertaken to hedge at least 75% of the total base interest liability during the entire debt period of 13 years, beginning from the project’s date of initial operation.

Interest - Euribor + margin of 1.75% The Company has undertaken to hedge at least 75% of the total base interest liability during the entire debt period of 18 years, beginning from the project’s date of initial operation.
construction period - base interest of SOFR plus a margin of 0.6%-1%
Financial covenants:
Debt service reserve	-	-	-	-
ADSCR default	1.05	1.05	1.05	-
Fulfillment of financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	-
Collateral	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc. Additionally, a guarantee of a restricted amount for the construction period.
Guarantees	See Note 28C(3)	-	-	-
Reference to additional information	See Note 28A(2)	See Note 28A(4)	See Note 28A(6)	See Note 28A(15)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions (Cont.)

A.
Completion of refinancing process in respect of five operated solar projects in Israel and a wind farm project in Croatia and prepayment of mezzanine loans

In December 2020, the Company signed a refinancing agreements with the lenders of the senior debts provided to five operated solar projects in Israel (Halutziot, Mivtachim, Talmei Bilu, Kramim and Idan) and to the wind farm project in Croatia (Lukovac).

The process of the refinancing included full repayment of the previous senior debts and receipt new senior debts at a lower interest rate than the interest rate on the previous senior debt loans.

On November 4, 2020, the Company completed, through Tlamim and Havatzelet, prepayment of the mezzanine loans which were given to the partnership for financing the shareholders’ investment in the projects Halutziot, Mivtachim, and Talmei Bilu.

Following the signing of the agreements, the Company recorded a non-recurring expense in the amount of USD 67.6 million in its financial statements for 2020, in respect of the payment of the early prepayment fee and the transaction costs which were associated with the receipt of the previous loans, and which have not yet been fully amortized up to the date of the refinancing.

(3)	Loans from banks for corporate financing

The receipt of credit facilities from Israeli banks in a cumulative scope of NIS 400 million

On July 6, 2021, the Company signed agreements with Bank Hapoalim Ltd. and Bank Leumi Le-Israel Ltd. (the “Lenders”), for the provision of credit facilities to the Company at a scope of NIS 250 million and NIS 150 million, respectively. The credit facilities are intended to finance the Company’s business activities, including investments in the Company’s projects.

On December 22, 2022 the Company used the credit facility from Bank Leumi Le-Israel Ltd. in USD currency and received approximately USD 43 million.

After the reporting date, in January 2023, the Company used the second credit facility from Bank Hapoalim Ltd. In amount of approximately USD 74 million

Presented below are the main terms of the facilities:

•	Facility period - 18 months after the date of provision of credit.
•
Repayment of credit and interest payments - one payment 60 months after the date of provision of credit. The interest will be paid on a quarterly basis. The loans are repayable for a penalty which reflects economic cost only.

•	Currency - NIS or USD, in the Company’s discretion.
•	Margin - NIS: 1.7%-1.8% above CPI-linked government debentures with similar average lifetimes. USD: 2.0%-2.2% above the LIBOR 3 month US Dollar interest rate.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 12 - Loans from banks and other financial institutions (Cont.)

(3)	Loans from banks for corporate financing (Cont.)

The receipt of credit facilities from Israeli banks in a cumulative scope of NIS 400 million (Cont.)

•	Main conditions and main undertakings:

A.	The Company undertook to submit routine and standard reports to the lenders;
B.	The lenders will be entitled to transfer their rights to entities which were defined in the agreements, such as major institutional entities, banks, etc.;
C.	The Company undertook to maintain a rating of Baa3.il, or a corresponding rating, from one of the local rating agencies (Maalot or Midroog), or from one of the international rating agencies (Moody’s and/or S&P);
D.	The Company undertook to maintain a current negative pledge and a negative pledge in favor of the lenders, in respect of proceeds which will be received by some of the Company’s subsidiaries, as defined in the agreements.

•
Major events constituting ground for demanding immediate repayment - the immediate repayment of the loans can be demanded in severe cases of breach which were defined, mostly including failure to pay on time; breach of representations or material undertakings; insolvency; acquisition of control of the Company by unauthorized entities, as defined in the agreements.

•	Main financial covenants:

A.	The Company’s total equity, as defined in the agreements, will not fall below, at any time, a total of NIS 1,000,000 thousand;
B.	The result obtained by dividing the net financial debt ratio by net cap, on a standalone basis (as defined in the agreement) will not exceed 70% during two consecutive quarters;
C.	The result obtained by dividing the net financial debt ratio by operating profit for debt service (EBITDA), on a consolidated basis, will not exceed 18 during two consecutive quarters;
D.	The equity to total balance sheet ratio, on a standalone basis in the Company’s separate financial information, as defined in the agreements, will not fall below 20% during two consecutive quarters; In case of a breach of the covenants, or a reduction of the rating (beyond a reduction of 2 notches below the Company’s current debt rating) will result in the activation of a mechanism for gradually increasing the interest rate, up to a cumulative limit of 1.25%, in respect of all of the breaches cumulatively.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 13 - Debentures

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2022	2021	2022	2021	2022	2021
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures (Series E) (1.)	2,685	3,039	24,854	31,116	27,539	34,155
Debentures (Series F) (2.)	13,147	14,875	113,187	143,503	126,334	158,378
Debentures (Series C) (3.)	-	-	131,385	100,995	131,385	100,995
Debentures (Series D) (4.)	-	-	100,479	112,037	100,479	112,037

Total Debentures	15,832	17,914	369,905	387,651	385,737	405,565

1.	Debentures (Series E)

In June 2018, the Company issued NIS 135,000,000 par value of debentures (Series E).

Presented below are the main terms of the debentures (Series E):

•
The debentures (Series E) are not linked to any index and will be repaid in 12 semi-annual payments, each at a rate of 3.5% of the principal of the debentures (Series E), and the last payment, at a rate of 58% of the principal of the debentures (Series E), which will be paid on March 1, 2025.

•	The debentures bear fixed annual interest of 4.25%, to be paid twice per year, on March 1 and September 1 of each of the years 2018 to 2025 (inclusive), with last payment on march,1 2025.
•	The effective interest rate on the debentures (Series E) is approximately 4.4%.
•	The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security.

Main financial covenants in respect of the debentures (Series E)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 200 million.
•	The ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed).
•
The standalone net financial debt will not exceed NIS 10 million, and the ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) will not exceed 18 during more than two consecutive financial statements (audited or reviewed).

•	The equity to total balance sheet ratio in the Company’s standalone reports will be no less than 20% during two consecutive financial statements (audited or reviewed).
•
The Company will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever.

•	The Company will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2022, the Company fulfills all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 13 - Debentures (Cont.)

2.	Debentures (Series F)

In June 2019, the Company completed an issuance of a new series of debentures (Series F).

In accordance with the shelf offering report, the Company issued, NIS 222,000,000 par value of debentures (Series F), with a par value of NIS 1 each.

Presented below are the main terms of the Debentures (Series F):

•
The debentures are not linked to any index and are repayable in 7 payments, annual payments with the first 6 payments at a rate of 8% of the debentures' principal and the last payment in 2026 at a rate of 52% of the debentures' principal.

•	The interest in respect of the debentures is 3.45% and will be paid twice per year.

On April 7, 2020, the Company completed extension of Series F, at a total scope of NIS101,010,101 par value (the “Additional Debentures”), for a total (gross) consideration of NIS 100 million.

Additionally, on August 31, 2020, the Company completed an additional extension of 234,860,000 debentures (Series F) (an additional series extension), with a par value of NIS 1 each for a total (gross) consideration of NIS 251 million.

After the performance of the aforementioned extensions, and as of the balance sheet date, the total scope of the debentures (Series F) amounts to 485,765,875 par value.

Main financial covenants in respect of the debentures (Series F)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 375 million.
•	The ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements.
•
The standalone net financial debt, as defined above, does not exceed NIS 10 million, and the ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) does not exceed 18 during more than two consecutive financial statements (audited or reviewed).

•	The equity to total balance sheet ratio in the Company’s standalone reports will be no less than 20% during two consecutive financial statements (audited or reviewed).
•
The Company will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever.

•
Insofar as the debentures (Series F) have not been repaid in full, the Company will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the Debentures.

As of December 31, 2022, the Company is fulfilling all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 13 - Debentures (Cont.)

3.	Debentures (Series C and D):

On July 30, 2021, the Company issued two bond series: Series C and Series D, as specified below.

Convertible Debentures (Series C)

The Company completed an issuance of debentures convertible into registered ordinary shares, with a par value of NIS 0.1 each, of the Company (hereinafter: the “Debentures (Series C)”), at a total scope of NIS 367,220,000 par value, at a price of 95.1 agorot per NIS 1 par value, and for a total (gross) consideration of NIS 349,226 thousand.

Presented below are the main terms of the debentures (Series C):

•	The debentures (Series C) are not linked to any index, have a par value of NIS 1 each, and are repayable in a single payment on September 1, 2028.
•	The unpaid principal balance of the debentures will bear fixed annual interest of 0.75%, to be paid twice per year from 2021 to 2028 (inclusive).
•

The unpaid principal balance of the debentures (Series C) is convertible into Company's ordinary shares, with a par value of NIS 0.1 each, in the manner specified below: (1) during the period from the date of listing of the series of debentures (Series C) on the TASE until December 31, 2023, each NIS 9 par value of the debentures (Series C) will be convertible into one ordinary share of the Company; and (2) during the period from January 1, 2024 to August 22, 2028, each NIS 24 par value of the debentures (Series C) will be convertible into one ordinary share of the Company.

•	In 2021 Midroog Ltd. updated the rating of the debentures (Series C) which the Company issued, from A3.il to A2.il, stable rating outlook.

On March 6, 2022, the Company completed an issuance of debentures (Series C), by way of a series extension, at a total scope of NIS 164,363,000 par value, for a total gross consideration of approximately NIS 155.8 million.

Debentures (Series D)

The Company completed an issuance of debentures (Series D), at a total scope of NIS 385,970,000 par value, at a price of 90.8 agorot per NIS 1 par value, and for a total (gross) consideration of NIS 350,461 thousand.

Presented below are the main terms of the debentures (Series D):
•	The debentures (Series D) are not linked to any index, each with a par value of NIS 1, are repayable in 2 equal payments and which will be paid on September 1 2027 and 2029.
•	The unpaid principal balance of the debentures bears fixed annual interest of 1.5%, to be paid twice per year, from 2021 to 2029 (inclusive).
•	The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security (as this term is defined in the Securities Law).

Main financial covenants in respect of the debentures (Series C and Series D)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 1,250 million.
•	The ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed).
•	The equity to total balance sheet ratio in the Company’s standalone financial statements will be no less than 25% during two consecutive financial statements (audited or reviewed).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 13 - Debentures (Cont.)

3.	Debentures (Series C and D) (Cont.)

•
The ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) will not exceed 15 during more than two consecutive financial statements (audited or reviewed). The debt attributed to the projects during the construction stage (including senior debt and mezzanine non-recourse loans) will not be included in that calculation.

•
The Company will not create and/or will not agree to create, in favor of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever.

•	The Company will not perform a distribution, as this term is defined in the Companies Law, including a buyback of its shares, except subject to the following cumulative conditions:
(A)
At a rate which will not exceed 70% of the Company’s profit for the period, in accordance with its consolidated financial statements which were last published before the resolution to perform the distribution;

(B)	Its equity (after the distribution) exceeds NIS 1,500 million;
(C)
Its equity to balance sheet ratio, on a standalone basis according to the separate financial information (after deducting the distribution amount) will be no less than 30% - subject to the distribution tests specified in section 302 of the Companies Law;

•

Mechanism was determined for adjusting the interest rate due to a deviation from the financial covenants and due to a change in the rating or discontinuation of it. The total interest rate increases will not exceed more than 1.25% above the interest rate which was determined in the first offering report of the debentures.

As of December 31, 2022, the Company is fulfilling all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 14 - Changes in Liabilities from Financing Activities

	Balance as of January 1, 2022	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities(3)	Non-cash activities		Balance as of December 31, 2022
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	307,481	(16,571)	(35,037)	863	-		256,736
Convertible Debentures (1)	101,291	47,755	(15,576)	3,195	(4,902)		131,763
Loans from banks and other financial institutions	1,231,208	357,868	(123,423)	32,435	87,758	(2)	1,585,846
Loans from non-controlling interests	78,113	15,834	(5,210)	330	1,842		90,909
Lease liability	105,645	(4,327)	(10,302)	(1,964)	10,571	(4)	99,623

	1,823,738	400,559	(189,548)	34,859	95,269		2,164,877

(1)	Including interest payable.

(2)	Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation vis-à-vis right-of-use asset.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 14 - Changes in Liabilities from Financing Activities (Cont.)

	Balance as of January 1, 2021	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities(3)	Initial consolidation	Non-cash activities		Balance as of December 31, 2021
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	206,527	89,989	10,444	521	-	-		307,481
Convertible Debentures (1)	-	96,343	3,741	1,207	-	-		101,291
Loans from banks and other financial institutions (1)	840,582	389,728	(9,154)	13,801	-	(3,749	)(2)	1,231,208
Loans from non-controlling interests	46,241	10,530	(3,826)	97	24,037	1,034		78,113
Lease liability	79,733	(6,344)	(375)	(1,243)	22,802	11,072	(4)	105,645

	1,173,083	580,246	830	14,383	46,839	8,357		1,823,738

(1)	Including interest payable.

(2)	Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation vis-à-vis right-of-use asset.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 14 - Changes in Liabilities from Financing Activities (Cont.)

	Balance as of January 1, 2020	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities(3)	Conversions carried to equity	Non-cash activities		Balance as of December 31, 2020
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	142,909	49,838	14,127	(347)	-	-		206,527
Convertible Debentures (1)	93	(15)	1	-	(79)	-		-
Loans from banks
and other financial institutions (1)	526,700	263,326	51,631	2,426	-	(3,501	)(2)	840,582
Loans from other credit providers (1)	43,455	(29,454)	242	(14,243)	-	-		-
Loans from non-controlling interests	54,208	9,022	3,891	(2,952)	-	(17,928)		46,241
Lease liability	40,581	(5,382)	5,419	(1,087)	-	40,202	(4)	79,733
	807,946	287,335	75,311	(16,203)	(79)	18,773		1,173,083

(1)	Including interest payable.

(2)	Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation vis-à-vis right-of-use asset.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 15 - Income Taxes

A.	Deferred tax balances:

Tax balances presented in the statement of financial position:

	As of December 31
	2022	2021
	USD in thousands	USD in thousands
Current tax assets (liabilities):
Current tax assets	286	267
Current tax liabilities	(6,225)	(1,482)
Total current tax assets (liabilities)	(5,939)	(1,215)

Non-current tax assets (liabilities):
Deferred tax assets	4,683	21,864
Deferred tax liabilities	(14,133)	(12,411)
Total non-current tax assets (liabilities)	(9,450)	9,453

The composition of deferred tax assets (liabilities) is specified below:

	Balance as of January 1 2022	Recognized in the statement of income	Other comprehensive income	Balance as of December 31 2022
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(7,227)	(8,627)	1,234	(14,620)
IFRS 16 – Leases	1,389	(400)	(144)	845
Financial instruments	6,447	846	(12,849)	(5,556)
Contractual asset in respect of concession arrangements	(19,725)	744	2,258	(16,723)
Deferred borrowing costs	(601)	(311)	85	(827)
Contingent consideration	574	(2,193)	35	(1,584)
Others	758	(3,111)	(1,031)	(3,384)
Total	(18,385)	(13,052)	(10,412)	(41,849)

Unused losses and tax benefits:
Tax losses	27,838	8,170	(3,609)	32,399
	27,838	8,170	(3,609)	32,399

Total	9,453	(4,882)	(14,021)	(9,450)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 15 - Income Taxes (Cont.)

A.	Deferred tax balances: (Cont.)

The composition of deferred tax assets (liabilities) is specified below: (Cont.)

	Balance as of January 1 2021	Recognized in the statement of income	Other comprehensive income	Recognized in equity	Initial consolidation	Balance as of December 31 2021
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(4,202)	(2,892)	(248)	-	115	(7,227)
IFRS 16 – Leases, net	611	729	49	-	-	1,389
Financial instruments	2,912	(605)	4,140	-	-	6,447
Contractual asset in respect of
concession arrangements	(20,039)	954	(640)	-	-	(19,725)
Deferred borrowing costs	(2,060)	1,472	(13)	-	-	(601)
Contingent consideration	-	553	21	-	-	574
Others	(1,224)	(245)	2,227	-	-	758
Total	(24,002)	(34)	5,536	-	115	(18,385)

Unused losses and tax benefits:
Tax losses	29,305	(2,366)	899	-	-	27,838
Tax benefit in respect of issuance costs	-	(872)	-	872	-	-
	29,305	(3,238)	899	872	-	27,838

Total	5,303	(3,272)	6,435	872	115	9,453

Deferred tax assets and liabilities are presented offset when the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and when they pertain to income taxes levied by the same tax authority, and the Company intends to settle the current tax assets and liabilities on a net basis.

B.	Amounts for which deferred tax assets were not recognized:

The calculation of deferred taxes does not include taking into account the taxes which would have applied in case of realization of investments in investee companies, since the Group intends to hold and develop them. Additionally, deferred taxes are not taken into account in respect of profit distributions from Israeli companies, due to the fact that dividends from Israeli companies are not taxable, The total cumulative distributable profit and/or the realization of the investment in those companies amounted to approximately USD 19 million as of December 31, 2022.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 15 - Income Taxes (Cont.)

C.	Total expenses (income) from income taxes which were recognized in the statement of income:

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Current taxes:
Current tax expenses	8,061	2,422	1,163
Prior year taxes	-	-	1,971
Total current taxes	8,061	2,422	3,134

Deferred taxes:
Deferred tax expenses (income) in respect of the
creation and reversal of temporary differences	13,052	34	(2,105)
Income (expenses) from the creation of deferred
taxes in respect of losses and unused tax benefits	(8,170)	3,238	(8,869)
Prior year taxes	-	-	(4,513)
Total deferred taxes	4,882	3,272	(15,487)

Total expenses (income) from income taxes	12,943	5,694	(12,353)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 15 - Income Taxes (Cont.)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

Presented below is an adjustment between the tax amount which would have applied had all of the income and expenses, profit and loss in the statement of income been taxable according to the statutory tax rate, and the amount of income tax which was carried to the statement of income:

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Profit (loss) before income taxes from continuing operations	51,056	27,369	(53,388)
Primary tax rate of the Company	23%	23%	23%
Tax calculated according to the Company’s primary tax rate	11,743	6,295	(12,279)

Additional tax (tax saving) in respect of:
No controlling share in the profits / losses of investee partnerships	(896)	(531)	846
Different tax rate of foreign subsidiaries	(1,644)	(2,370)	(839)
Non-deductible expenses	3,150	1,853	2,358
Exempt income	(1,170)	(354)	(7)
Losses and benefits for tax purposes for which tax assets were not created in the past, for which deferred taxes were
recognized during the reporting period	-	-	(38)
Utilization of tax losses and benefits from prior years	310	179	128
Adjustments due to changes in tax rates	-	-	(5)
Temporary difference in respect of subsidiaries for which
deferred taxes were not recognized	1,270	631	(257)
Change in taxes in respect of previous years	143	(77)	(2,541)
Others	37	68	281
Total income taxes from continuing operations as
presented in profit or loss	12,943	5,694	(12,353)

E.	Carryforward losses

The Company’s balance of carryforward losses as of December 31, 2022 was approximately USD 153 million; Deferred taxes were not created in respect of a loss in the amount of USD 3 million.

F.	Details regarding the Group’s tax environment

(1)	Presented below are the tax rates which were relevant to the Group’s activity in Israel during the years 2021-2022:
2021 - 23%
2022 - 23%

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 15 - Income Taxes (Cont.)

F.	Details regarding the Group’s tax environment: (Cont.)

(2)	Taxation of subsidiaries outside of Israel:

Subsidiaries which are incorporated outside of Israel are assessed according to the tax laws in the countries where they are domiciled. The main tax rates which applied to the main subsidiaries incorporated outside of Israel are:

•	Entities incorporated in Croatia: The corporate tax rate which applies to the Company’s activity in Croatia is 18%.
•	Entities incorporated in Serbia: The corporate tax rate which applies to the Company’s activity in Serbia is 15%.
•	Entities incorporated in Hungary: The corporate tax rate which applies to the Company’s activity in Hungary is 9%.
•	Entities incorporated in Sweden: The corporate tax rate which applies to the Company’s activity in Sweden is 20.6%.
•	Entities incorporated in Kosovo: The corporate tax rate which applies to the Company’s activity in Kosovo is 10%.
•	Entities incorporated in Spain: The corporate tax rate which applies to the Company’s activity in Spain is 25%.
•	Entities incorporated in the United States: The federal tax rate is 21%, and the state tax rate depends on the project’s location.

(3)	Measurement of results for income tax purposes:

IFRS’s differ from generally accepted accounting principles in Israel, and accordingly, the preparation of financial statements in accordance with IFRS’s may reflect a financial position, operating results and cash flows which differ significantly from those which are presented according to generally accepted accounting principles in Israel, and taxation principles in Israel.

A.
In the calculation of the tax provision and current tax expenses of the projects Mivtachim and Talmei Bilu, the Company does not apply Accounting Standard 33 - Service Concession Arrangements, but rather Accounting Standard 27 - Fixed Assets, and claims depreciation expenses in respect of the facilities, in accordance with the Income Tax Regulations (Depreciation), 1941.

B.
The Company deducts financing, general and administrative expenses in respect of the acquisition of projects for the production of electricity, which are incorporated in the subsidiaries, in their entirety.

C.
notwithstanding that stated in Note 2O(9), regarding the non-recognition of interest expenses in the statement of income in respect of capital notes which were given to consolidated companies, the Group recognizes interest expenses, in accordance with the terms of the deed, in the calculation of the investees’ taxable income for income tax purposes.

(4)
The Company has final tax assessments up to and including the tax year 2018. On March 22, 2021, the Company signed an assessment agreement for the years 2014-2018 vis-à-vis the tax authorities, the main terms of which are described below:

•	The Halutziot and medium rooftop projects will be taxed based on Accounting Standard 33 - “Service Concession Arrangements”.
•	The amortization of excess cost which was created when purchasing of shares of Mivtachim and Talmei Bilu through Tlamim partnership will not be deductible.
•	Tax payment in the amount of approximately NIS 6.5 million in respect of previous years.
•
In 2020, the Company recognized tax income in the amount of approximately NIS 9 million, due to the release of a tax reserve which was created in respect of the gains of a financial asset from 2013, and which, in light of the assessment arrangement, is not expected to be reversed.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 16 - Share Capital

In January 2023, the Company underwent a Reverse Share Split, which entailed the consolidation of its registered share capital in a 1:10 ratio. As a result, each of the ten pre-existing ordinary shares, which had a par value of 0.01 NIS, was merged into one ordinary share with a par value of 0.1 NIS.

The share capital presented in the Financial Statements has been duly adjusted to reflect the Reverse Share Split.

A.	Registered capital

	December 31	December 31
	2022	2021
	Number of shares
Ordinary shares with par value of NIS 0.1	180,000,000	180,000,000

B.	Issued capital:

	Share capital				Share premium
	As of December 31		As of December 31		As of December 31
	2022	2021	2022	2021	2022	2021
	Number of shares		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Fully paid-up ordinary shares
with par value of NIS 0.1	101,582,902	92,510,658	2,827	2,549	762,516	556,161

C.	Changes in fully paid-up share capital

Number of shares
Balance as of January 1, 2021	82,296,628

Issuance of shares (1)	9,364,140

Exercise of options by employees	849,890

Balance as of December 31, 2021	92,510,658

Issuance of shares (2-3)	8,813,621

Exercise of options by employees	258,623

Balance as of December 31, 2022	101,582,902

(1)
On March 2, 2021, the Company completed a public offering of 93,641,400 ordinary Company shares, with a par value of NIS 0.1 each, for a total (gross) consideration of approximately NIS 589,941 thousand (USD 178.8 million).

(2)
On March 6, 2022, the Company completed an issuance of 30,443,900 ordinary Company shares, with a par value of NIS 0.1 each. The total (gross) consideration amounted to approximately NIS 228.9 (USD 70.6 million).

(3)
On August 16, 2022, the Company completed an issuance of 57,692,308 ordinary Company shares with a par value of NIS 0.1 each, at a price of NIS 7.8 per share. The total consideration for the shares amounted to approximately NIS 450 million (USD 137.5 million).

(4)	For details regarding issuance of shares which was completed after the balance sheet date, see Note 29(1).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 17 - Earnings Per Share

A.	Basic earnings per share

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Profit (loss) attributable to the Company’s owners for the purpose of calculating basic earnings per share	24,749	11,217	(43,869)

	For the year ended December 31
	2022	2021	2020

Weighted average of the number of ordinary shares used for the purpose of calculating basic earnings per share (*)	97,335,870	93,749,219	78,297,756

B.	Diluted earnings per share:

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Profit (loss) which was used to calculate diluted earnings per share	24,749	11,217	(43,869)

	For the year ended December 31
	2022	2021	2020

Weighted average of the number of ordinary shares used to calculate diluted earnings (loss) per share (*)	99,978,133	98,108,669	78,297,756

(*) The number of ordinary shares is after giving effect to the Reverse Share Split. See also Note 16.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 18 - Share-Based Payment

Details of the plan to allocate options to Company employees:

Grant date	Number of offerees	Total number of options	Exercise price in NIS	Share price in NIS	Value of option in NIS	Number of options which were exercised as of the date of the financial report	Number of options which expired / were forfeited as of the date of the financial report	Expiration date of the options	Number of options remaining as of the date of the financial report
08/07/2016 (A)	3	1,200,000	7.43	6.85	3.35	1,191,729	-	08/07/2023	8,271
08/07/2016 (B)	1	300,000	7.60	6.85	3.25	-	100,000	08/07/2023	200,000
05/18/2017	1	60,000	13.53	13.42	6.40	49,500	-	05/18/2024	10,500
02/05/2018	6	310,000	18.40	18.05	7.70	255,564	36,250	02/05/2025	18,186
07/26/2018	2	80,000	19.08	18.38	8.35	20,000	-	07/26/2025	60,000
08/26/2018	5	200,000	18.75	18.85	8.63	141,069	30,000	08/26/2025	28,931
09/12/2018 (C)(D)	2	1,350,000	19.61	19.05	8.55	363,228	-	09/12/2025	986,772
10/28/2018 (D)	2	1,602,000	19.95	18.20	7.87	432,221	-	10/28/2025	1,169,779
11/01/2018	2	495,000	19.87	18.89	8.40	129,361	-	11/01/2025	365,639
03/31/2019	3	100,000	21.74	22.40	9.61	30,000	40,000	03/31/2026	30,000
04/04/2019	2	80,000	22.00	22.20	9.40	28,505	-	04/04/2026	51,495
05/27/2019	3	80,000	23.70	24.20	10.34	30,000	30,000	05/27/2026	20,000
11/28/2019	4	110,000	41.57	42.30	19.06	16,000	40,000	11/28/2026	54,000
11/28/2019 (E)	1	100,000	41.97	42.30	18.00		-	11/28/2026	100,000
01/20/2020	20	271,500	44.68	49.10	19.70	37,500	27,500	01/20/2027	206,500
04/12/2020 (F)	1	70,000	41.10	41.50	15.50	19,953	-	04/12/2027	50,047
05/17/2020	6	110,000	48.50	50.70	19.70		20,000	05/17/2027	90,000
07/23/2020	3	45,000	54.60	54.70	19.80		-	07/23/2027	45,000
10/13/2020	1	103,000	62.09	70.10	27.70	-	-	10/13/2027	103,000
11/10/2020	7	115,000	64.80	66.30	24.10	-	35,000	11/10/2027	80,000
05/25/2021	9	141,000	65.79	66.90	24.60	-	24,000	05/23/2028	117,000
09/30/2021	26	674,000	69.76	71.80	25.90	-	6,000	09/28/2028	668,000
09/30/2021	1	60,000	70.90	71.80	25.90	-		09/28/2028	60,000
09/30/2021 (G)	4	1,182,000	71.80	71.80	25.90	-	240,000	09/28/2028	942,000
09/30/2021 (H)	5	780,000	71.80	71.80	25.90	-	-	09/28/2028	780,000
10/31/2021	1	10,000	72.70	78.00	30.20	-	-	10/29/2028	10,000
02/08/2022 (J)	9	541,400	72.30	68.40	23.93	-	-	02/06/2029	541,400
02/13/2022 (J)	21	282,000	72.80	66.80	22.69	-	-	02/11/2029	282,000
04/17/2022 (J)	72	269,250	77.20	74.70	27.92	-	-	04/15/2029	269,250
06/28/2022 (I)(J)	1	100,000	68.64	69.60	28.14	-	-	06/26/2029	100,000
06/28/2022 (J)	9	146,000	63.90	69.60	29.53			06/26/2029	146,000
09/01/2022 (J)	10	97,000	79.60	81.60	33.82			08/30/2029	97,000
09/01/2022 (J)	1	10,000	81.40	81.60	33.15			08/30/2029	10,000
10/30/2022 (J)	1	25,000	78.20	74.20	29.10			10/28/2029	25,000
12/18/2022 (J)	9	126,000	74.70	74.00	30.26			12/16/2029	126,000

Total		11,225,150				2,744,630	628,750		7,851,770

The valuation of the options was performed using the binomial model. The calculation of the benefit value included taking into account the share price, the exercise price, the risk-free interest rate and the expected lifetime of the option.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 18 - Share-Based Payment (Cont.)

Details of the plan to allocate options to Company employees: (Cont.)

General description of the Company’s options:

In general, and in respect of the description of all of the allocations in this report, the options will be exercised in accordance with the cashless exercise mechanism, as specified in the options plan. Subject to the other terms of the options plan, eligibility will materialize for each of the aforementioned offerees to exercise the options in accordance with the vesting period as follows: 50% of the options will vest 24 months after the grant date, 25% of the options will vest 36 months after the grant date, and 25% of the options will vest 48 months after the grant date. In certain cases different vesting dates were determined, as specified below, and unless stated otherwise, the vesting dates are as stated in this paragraph. The options are subject to standard adjustments in accordance with the options plan, including, inter alia, in case of dividend distribution, and issuance of rights and bonus shares. All option allocations were performed based on the Company’s current options plan. In case of termination of employment, the offeree is given a limited period to exercise vested options only. In cases of termination of employment / activity in circumstances which were defined as severe, the Company will have the possibility to revoke rights.

Details regarding material allocations:

(A)
In 2016, 400,000 non-marketable and non-transferable options were allocated to each of the entrepreneurs, which are exercisable on a cashless basis, and in total, 1,200,000 options. The vesting period of the options will be distributed over a 4 year period, on a quarterly basis, and began only after the conclusion of the vesting period of the entrepreneurs’ previous options package, from 2013. The options were allocated in practice on August 8, 2016. The exercise price is as specified in the above table.

(B)
In 2016 an allocation of 300,000 non-marketable and non-transferable options was performed to the Company’s Chairman of the Board as of the grant date, Or Alovitz, which are exercisable on a cashless basis. The vesting period of the options will be distributed over 3 years. The options were granted in practice on August 8, 2016. The exercise price is as specified in the above table.

On August 30, 2018, Or Alovitz ceased serving as a director in the Company, and 100,000 unvested options therefore expired.

(C)
On September 12, 2018, the Company allocated 360,000 non-marketable and non-transferable options to the Company’s Chairman of the Board, Mr. Yair Seroussi, which are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, on a quarterly basis. For details regarding the exercise price, see the table presented above.

(D)
On September 12, 2018 and October 28, 2018, the Company allocated 990,000 non-marketable and non-transferable options to Gilad Yavetz, and 1,602,000 non-marketable and non-transferable options to Zafrir Yoeli and Amit Paz together.

The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 18% of the options will vest one year after the grant date, 25% will vest on a quarterly basis throughout the second year, 30% will vest on a quarterly basis throughout the third year, and 27% will vest on a quarterly basis throughout the fourth year. For details regarding the exercise price, see the above table.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 18 - Share-Based Payment (Cont.)

Details of the plan to allocate options to Company employees: (Cont.)

(E)
On November 28, 2019, the Company performed a private allocation of 100,000 non-marketable and non-transferable options of the Company to a VP officer. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 50% of the options will vest two years after the grant date, 25% will vest three years after the grant date, and 25% will vest four years after the grant date. For details regarding the exercise price, see the above table.

(F)
On April 12, 2020, the Company performed a private allocation of 70,000 non-marketable and non-transferable options of the Company to a VP officer. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 50% of the options will vest two years after the grant date, 25% will vest three years after the grant date, and 25% will vest four years after the grant date. For details regarding the exercise price, see the above table.

(G)
On September 30, 2021, a the Company performed a private allocation of 1,182,000 non-marketable and non-transferable options of the Company to the three founders: Gilad Yavetz, Zafrir Yoeli and Amit Paz, and to the Chairman of the Board. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest on a quarterly basis throughout the second year, 25-40% will vest on a quarterly basis throughout the third year, and 10-25% will vest on a quarterly basis throughout the fourth year. For details regarding the exercise price, see the above table.

On September 30, 2022, Yoeli Zafarir ceased to serve as a founder of the company, and therefore 240,000 options that have not yet matured expired.

(H)
On September 30, 2021, the Company performed a private allocation of 780,000 non-marketable and non-transferable options of the Company to officers who are VP’s in the Company. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25-30% will vest after the second year, 25-35% will vest after the third year, and 10-25% will vest after the fourth year. For details regarding the exercise price, see the above table.

(I)

On June 28, 2022, the Company performed a private allocation of 100,000 non-marketable and non-transferable options of the Company to a VP officer. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest two years after the grant date, 35% will vest three years after the grant date, and 15% will vest four years after the grant date. For details regarding the exercise price, see the above table.

Grant date	02/08/2022	02/13/2022	04/17/2022	06/28/2022	06/28/2022	09/01/2022	09/01/2022	10/30/2022	12/18/2022
Number of options	541,400	282,000	269,250	100,000	146,000	97,000	10,000	25,000	126,000
Option value in NIS	23.93	22.69	27.92	28.14	29.53	33.82	33.15	29.10	30.26
Exercise price in NIS	72.3	72.8	77.2	68.64	63.9	79.6	81.4	78.2	74.7
Share price in NIS	68.4	66.8	74.7	69.6	69.6	81.6	81.6	74.2	74
Risk-free interest rate	1.4%	1.4%	2.2%	2.8%	2.8%	3.1%	3.1%	3.3%	3.4%
Standard deviation	33.5%	33.5%	33.9%	34.4%	34.4%	34.5%	34.5%	34.4%	34.6%
Value of options in NIS	12,955,702	6,398,580	7,517,460	2,814,000	4,311,380	3,280,540	331,500	727,500	3,812,760

Lifetime of options	7 years

(J)	In 2022, options were granted to employees which are exercisable on a cashless basis.

The valuation of the options was performed using the binomial model.

(K)	On March 14, 2023 after the balance sheet date, the Company performed a private allocation of 124,000 non-marketable and non-transferable options of the Company to its 12 employees.

(L)	On March 20, 2023, the Company performed a private allocation of 114,000 non-marketable and non-transferable options of the Company to 37 employees of its subsidiary in the USA (Clenera, LLC)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 19 - Revenues

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Sale of electricity	173,992	83,034	58,464
Operation of facilities	7,066	11,275	9,305
Construction services	476	3,460	1,534
Management or development fees	10,638	4,692	1,021

Total	192,172	102,461	70,324

Note 20 - Cost of Sales

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands

Site maintenance	26,845	11,937	9,519
Payroll, salaries and associated expenses	6,408	2,823	860
Insurance	3,450	1,391	965
Municipal taxes	2,133	2,101	1,883
Lease	851	234	69
Expenses associated with facility construction services	751	3,291	1,434

Total	40,438	21,777	14,730

Note 21 - Development Expenses

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	2,558	2,570	1,555
Other development expenses	3,029	2,146	1,421

Total	5,587	4,716	2,976

Note 22 - General and Administrative Expenses

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	16,526	8,238	4,766
Professional services	4,120	2,942	1,912
Office and maintenance	1,963	965	479
Depreciation	1,705	1,054	641
Management and director fees	819	739	448
Others	3,606	1,631	772

Total	28,739	15,569	9,018

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 23 - Finance Expenses, Net

A.	Finance expenses:

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Interest expenses from project finance loans	22,858	15,157	24,067
Interest expenses from corporate loans	78	-	-
Interest expenses from Debentures	8,963	8,113	8,316
Interest expenses from amortization and linkage to index	33,692	14,274	1,413
Fair value changes of financial instruments measured at
fair value through profit or loss	-	-	656
Finance expenses in respect of contingent consideration
arrangement	3,978	2,231	219
Interest expenses from non-controlling interests loans	1,381	1,157	1,520
Finance expenses from foreign currency hedging
transactions	973	-	311
Finance expenses in respect of lease liability	1,964	1,243	1,087
Exchange differences	617	2,702	162
Others	1,249	1,442	1,036
	75,753	46,319	38,787
Amounts capitalized to the cost of qualifying assets	(13,162)	(9,144)	(7,379)
Total	62,591	37,175	31,408

B.	Finance income:

	For the year ended December 31
	2022	2021	2020
	USD in thousands	USD in thousands	USD in thousands
Finance income from contract asset in respect of
concession arrangements	17,188	24,310	16,176
Changes in the fair value of financial instruments
measured at fair value through profit or loss	2,953	3,145	-
Finance income from foreign currency hedge transactions	-	1,053	-
Finance income from loans which were given to equity-
accounted entities	1,166	1,487	1,025
Finance income from deposits in banks	1,669	-	-
Others	365	338	13
Total	23,341	30,333	17,214

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 24 - Leases

Within the framework of the lease agreements, the Group leases the following items:
1.          Land;
2.          Offices and vehicles.

The Group mostly leases land for the purpose of building renewable energy facilities. The total sum of the right-of-use asset which was recognized in the statement of financial position as of December 31, 2022 in respect of leases amounted to USD 96,515 thousand. The total lease liability which was recognized in the statement of financial position as of December 31, 2022 in respect of land leases amounted to USD 99,623 thousand.

Right-of-use assets

Composition

USD in thousands	Land	Offices and vehicles	Total

Balance as of January 1, 2022	102,477	2,773	105,250
Additions	532	1,446	1,978
Amortization of right-of-use assets	(4,217)	(1,033)	(5,250)
Linkage	4,529	129	4,658
Reserve for translation differences	(9,774)	(347)	(10,121)
Balance as of December 31, 2022	93,547	2,968	96,515

USD in thousands Effects on the statements of income	For the year ended December 31, 2022

Interest expenses in respect of lease liability	(1,964)
Expenses attributed to variable lease payments which were not included in measurement of lease liability	(851)
Depreciation expenses	(3,245)

Total	(6,060)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments

A.	Financial risk management policy

The Company’s activities expose it to various financial risks, as specified below. The Group’s overall risk management policy focuses on activities to minimize possible negative effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge against certain risk exposures.

The individual responsible for the management of market risks in the Company is the Company’s CFO, who reports to the board of directors and to the financial statements review committee from time to time regarding his activities, in order to reduce the Company’s market risks, and the impact thereof on its operating results.

The Company’s policy is to reduce the various risks to the lowest possible minimum. The Company directs risk management towards economic exposure only if there is a discrepancy between that exposure and the accounting exposure.

The CFO also reports to the required organs in the Company on an ongoing basis regarding the status of the Company’s liquid balances and the balances of its liabilities, and regarding the composition thereof.

The Company’s activities expose it to various financial risks, as follows:

(1)	Changes in foreign currency exchange rates

Some of the Company’s costs involved in project construction, finance costs, transactions and revenues are denominated in foreign currency, and the Company is therefore exposed to changes in those exchange rates, which affect the feasibility and profitability of the projects. The Company evaluates and makes use, from time to time, of derivative financial instruments, mostly forward transactions and currency options (hedging transactions”), to hedge its economic exposure to changes in foreign currency exchange rates. All of derivative financial instrument below is treated under accounting hedging.

		Amount receivable in transaction currency	Amount payable in transaction currency		Fair value
	Project	Millions	Millions	Expiration date	USD millions

Foreign currency forward contracts (1)	Ruach Beresheet	EUR 22	NIS 82	February - March 2023	0.4

Purchase of call options and sale of put options (1)	Storage	USD 45.5	NIS 156.1	January 2023	1.1

(1)	Hedging transaction to hedge against the EUR/NIS exchange rate and the USD/NIS exchange rate, based on the schedule of payments to the EPC contractor.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

A.	Financial risk management policy (Cont.)

(1)	Changes in currency exchange rates (Cont.)

Presented below is a sensitivity analysis which includes current balances of monetary items denominated in foreign currency, and which adjusts the translation thereof at the end of the period, to changes in the foreign currency exchange rate. The sensitivity analysis also includes loans to foreign operations in the Group which are denominated in a currency other than the currency of the lender or the borrower, which do not constitute a part of the net investment in the foreign operation (hereinafter: “loans to foreign operation”). The Company is also exposed to the equity in respect of its share in consolidated companies with a different functional currency from the Company’s functional currency (hereinafter: the “equity of foreign operation”). This exposure is carried to other comprehensive income (hereinafter: “OCI”).

	As of December 31, 2022
	Increase 5%			Decrease 5%
	OCI	Pre-tax profit	Value	Pre-tax profit	OCI
5% Change in the currency exchange rate	USD in thousands

ILS vs EURO
Loans to foreign operations	-	(844)	16,874	844	-

EURO vs HRK
Restricted cash	-	84	1,673	(84)	-
Loans to foreign operations	-	174	3,489	(174)	-
Loans from banks	-	(1,399)	(27,974)	1,399	-
Total effect on pre-tax profit	-	(1,985)	(5,938)	1,985	-

Equity of foreign operations
ILS vs EURO	(34,695)	-	693,904	-	34,695
ILS vs HUF	(551)	-	11,015	-	551
ILS vs HRK	(613)	-	12,258	-	613
Total effect OCI	(35,859)	-	717,177	-	35,859

	As of December 31, 2021
	Increase 5%			Decrease 5%
	OCI	Pre-tax profit	Value	Pre-tax profit	OCI
5% Change in the currency rate	USD in thousands

ILS vs EURO
Loans to foreign operations	-	(1,026)	20,513	1,026	-

EURO vs HRK
Restricted cash	-	89	1,175	(89)	-
Loans to foreign operations	-	180	3,605	(180)	-
Loans from banks	-	(1,626)	(32,529)	1,626	-
Total effect on pre-tax profit	-	(2,383)	(7,236)	2,383	-

Equity of foreign operations
ILS vs EURO	(28,710)	-	574,198	-	28,710
ILS vs HUF	(267)	-	5,340	-	267
ILS vs HRK	(486)	-	9,714	-	486
Total effect on OCI	(29,463)	-	589,252	-	29,463

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

A.	Financial risk management policy (Cont.)

(2)	Change in index

Consolidated entities in Israel have revenues from electricity which are determined according to a tariff which is updated once per year in accordance with the consumer price index. On the other hand, loans taken out by consolidated entities were made, as much as possible, with the same linkage as the linkage to the electricity tariff. The Company also extended loans to investee entities and liability in respect of deferred consideration arrangement, which are linked to the consumer price index.

The following table presents the group's sensitivity to the index – the effect of a 3% change in the index:

	As of December 31, 2022
	Increase 3%		Decrease 3%
	Pre-tax profit	Carrying value	Pre-tax profit
3% Change in the index rate	USD in thousands

Financial assets measured at fair value through profit or loss	389	12,974	(389)
Contract assets	3,203	106,773	(3,203)
Loans to investee entities	199	6,622	(199)
Loans to non-controlling interests	170	5,680	(170)
Other payables	(34)	(1,143)	34
Loans from banks and other financial institutions	(15,570)	(790,403)	15,491
Other financial liabilities	(78)	(2,584)	78

	(11,721)	(662,081)	11,642

	As of December 31, 2021
	Increase 3%		Decrease 3%
	Pre-tax profit	Carrying value	Pre-tax profit
3% Change in the index rate	USD in thousands

Financial assets measured at fair value through profit or loss	435	14,506	(435)
Contract assets	8,611	287,042	(8,611)
Loans to investee entities	735	24,495	(735)
Loans to non-controlling interests	197	6,561	(197)
Other payables	(26)	(858)	26
Loans from banks and other financial institutions	(11,999)	(761,897)	9,749
Other financial liabilities	(89)	(2,956)	89

	(2,136)	(433,107)	(114)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

B.	Financial risk factors

(1)	Presented below is an analysis of financial instruments by linkage bases and currency types

	As of December 31, 2022
	Linked to the EUR	Linked to the USD	Linked to the HRK*	Linked to the HUF	Linked to the CPI	Unlinked	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

Current assets:
Cash and cash equivalents	56,327	1,582	49,535	2,752	-	83,673	193,869
Deposits in banks	4,054	-	-	-	-	-	4,054
Restricted cash	16,551	-	3,732	558	-	71,262	92,103
Financial assets measured at fair value through profit or loss	-	366	-	-	12,974	20,555	33,895
Trade receivables	29,074	785	601	325	-	9,037	39,822
Other receivables	880	-	-	-	427	4,872	6,179
Current maturities of loans to investee entities	-	-	-	-	-	13,893	13,893
Other financial assets	-	-	-	-	-	1,493	1,493

	106,886	2,733	53,868	3,635	13,401	204,785	385,308

Non-current assets:
Restricted cash	20,140	-	1,281	3,782	-	13,525	38,728
Long term receivables	4,765	-	-	-	-	2	4,767
Financial assets measured at fair value through profit or loss	42,918	-	-	-	-	-	42,918
Loans to equity-accounted entities	3,429	-	-	-	6,622	4,133	14,184
Other financial assets	78,811	-	-	10,332	5,253	-	94,396

	150,063	-	1,281	14,114	11,875	17,660	194,993
Current liabilities:
Credit and current maturities in respect of loans from banks and other financial institutions	(54,071)	(75,576)	(1,585)	(1,535)	(32,860)	-	(165,627)
Trade payables	(13,532)	(15,495)	-	(68)	-	(5,543)	(34,638)
Other payables	(20,920)	(15,567)	(1,242)	(240)	(1,143)	(28,925)	(68,037)
Current maturities in respect of Debentures	-	-	-	-	-	(15,832)	(15,832)
Current maturities of lease liability	(1,528)	-	-	(80)	(4,202)	(40)	(5,850)
Financial liabilities measured at fair value through profit or loss	-	(35,283)	-	-	-	-	(35,283)
other financial liabilities	(50,255)	-	-	-	-	-	(50,255)

	(140,306)	(141,921)	(2,827)	(1,923)	(38,205)	(50,340)	(375,522)

Non-current liabilities:
Debentures	-	-	-	-	-	(238,520)	(238,520)
Convertible Debentures	-	-	-	-	-	(131,385)	(131,385)
Loans from banks and other financial institutions	(572,166)	(42,797)	(14,358)	(32,193)	(757,543)	-	(1,419,057)
Loans from non-controlling interests	(76,787)	-	-	-	-	(14,121)	(90,908)
Lease liability	(33,769)	-	-	(1,134)	(58,535)	(335)	(93,773)
Employee benefits	-	(12,238)	-	-	-	-	(12,238)
Financial liabilities through profit or loss	-	(45,484)	-	-	(2,584)	-	(48,068)

	(682,722)	(100,519)	(14,358)	(33,327)	(818,662)	(384,361)	(2,033,949)

Total assets (liabilities), net	(566,079)	(239,707)	37,964	(17,501)	(831,591)	(212,256)	(1,829,170)

*On December 31, 2022 the EURO currency replaces the HRK

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(1)	Presented below is an analysis of financial instruments by linkage bases and currency types (Cont.)

	As of December 31, 2021
	Linked to the EUR	Linked to the USD	Linked to the HRK	Linked to the HUF	Linked to the CPI	Unlinked	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Current assets:
Cash and cash equivalents	54,293	1,837	25,394	1,946	-	182,463	265,933
Restricted cash	17,058	-	-	-	-	18,121	35,179
Financial assets measured at fair value through profit or loss	-	515	-	-	14,506	24,343	39,364
Trade receivables	11,521	1,752	635	133	-	3,859	17,900
Other receivables	2,607	-	40	-	456	1,855	4,958
Other short term financial assets	-	-	-	-	-	9,999	9,999

	85,479	4,104	26,069	2,079	14,962	240,640	373,333

Non-current assets:
Restricted cash	11,989	-	-	1,917	-	7,462	21,368
Long term receivables	5,247	-	-	-	-	-	5,247
Financial assets measured at fair value through profit or loss	28,682	-	-	-	-	-	28,682
Current maturities of loans to investee entities	874	-	-	-	24,200	1,190	26,264
Other financial assets	3,852	-	-	3,605	6,105	-	13,562

	50,644	-	-	5,522	30,305	8,652	95,123

Current liabilities:
Credit and current maturities in respect of loans from banks and other financial institutions	(28,032)	-	(1,639)	(1,596)	(30,555)	-	(61,822)
Trade payables	(21,576)	(1,453)	(275)	(5)	-	(4,108)	(27,417)
Other payables	(27,552)	(3,887)	(134)	(200)	(858)	(9,764)	(42,395)
Other financial liabilities	(18,679)	-	-	-	-	(8,923)	(27,602)
Current maturities in respect of Debentures	-	-	-	-	-	(17,914)	(17,914)
Current maturities of lease liability	(1,039)	-	-	(82)	(4,521)	(44)	(5,686)
Financial liabilities measured at fair value through profit or loss	-	(14,567)	-	-	-	-	(14,567)

	(96,878)	(19,907)	(2,048)	(1,883)	(35,934)	(40,753)	(197,403)

Non-current liabilities:
Debentures	-	-	-	-	-	(286,656)	(286,656)
Convertible Debentures	-	-	-	-	-	(100,995)	(100,995)
Loans from banks and other financial institutions	(381,552)	-	(16,945)	(38,730)	(731,342)	-	(1,168,569)
Loans from non-controlling interests	(62,841)	-	-	-	-	(15,272)	(78,113)
Lease liability	(35,385)	-	-	(1,180)	(62,989)	(406)	(99,960)
Other long term payables	(1,132)	-	-	-	-	-	(1,132)
Financial liabilities through profit or loss	-	(74,996)	-	-	(2,956)	-	(77,952)
Other financial liabilities	(15,300)	-	-	-	-	-	(15,300)

	(496,210)	(74,996)	(16,945)	(39,910)	(797,287)	(403,329)	(1,828,677)

Total assets (liabilities), net	(456,965)	(90,799)	7,076	(34,192)	(787,954)	(194,792)	(1,557,626)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

(B)	Financial risk factors (Cont.)

(2)	Interest rate risk

Change in interest rates

Interest rate risk is due to loans bearing variable interest rates, which expose the Company to cash flow risk.

The following table presents the group's values of financial instruments which are exposed to cash flow risks in respect of interest rate changes which are not hedged in interest rate swap transactions and their sensitivity to the change of interest rate – the effect of a 2% change in the interest rate:

	As of December 31, 2022
	Increase 2%	Carrying	Decrease 2%
	Pre-tax profit	value	Pre-tax profit
2% Change in the interest rate	USD in thousands

Euribor-linked credit from banks	(22)	(1,115)	22
Euribor-linked loan from banks	(873)	(43,649)	873
SOFR-linked credit from banks (1)	-	(118,373)	-

	(895)	(163,137)	895

	As of December 31, 2021
	Increase 2%	Carrying	Decrease 2%
	Pre-tax profit	value	Pre-tax profit
2% Change in the interest rate	USD in thousands

Euribor-linked loan from banks	(25)	(1,259)	25
Euribor-linked credit from banks (2)	-	(67,281)	-

	(25)	(68,540)	25

(1)	As of December 31, 2022, a project company in the USA is in the construction stage has a loan which are linked to the SOFR interest rate. Interest expenses during the construction period are capitalized to the cost of the facility, and have no impact on the Company’s results.

(2)	As of December 31, 2021, project companies in the construction stage in Spain, Kosovo and Sweden have short term loans in respect of value added tax payments which are linked to the Euribor interest rate. Interest expenses during the construction period are capitalized to the cost of the facility, and have no impact on the Company’s results.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(2)	Interest rate risk (Cont.)

Interest rate swaps:

Through interest rate swaps, the Group engages in contracts to swap the differences between the amounts of fixed and variable interest rates, which are calculated in respect of agreed-upon stated principal amounts. These contracts allow the Group to reduce the cash flow exposure of debt issued at variable interest. The fair value of the interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the yield curves at the end of the reporting period, and the credit risk in the contract.

All interest rate swaps which replace variable interest rates with fixed interest rates are intended to hedge cash flows in order to reduce the Group’s exposure to cash flows from variable interest rates on loans. For details regarding the Group’s accounting policy regarding cash flow hedging, see Note 2Q(3)(A).

The following table specifies the interest rate swap contracts which were designated as hedging instruments, which exist as of the end of the reporting period:

	Interest rates		Par value	Repayment date	Carrying value
Hedged contract	Original	After hedging	Thousands	Final	USD in thousands
Loan to finance the Lukovac project	3 month Euribor	0.75%	20,397 EURO 21,753 USD	31/03/2031	2,063
Loan to finance the Picasso project	3 month Euribor	1.08%	75,268 EURO 80,273 USD	31/03/2039	6,406
Loan to finance the Gecama project	6 month Euribor	0.147%	152,000 EURO 162,107 USD	30/06/2035	32,811
Loan to finance the Raaba and Meg projects	3 month Bubor	1.445%-3.7%	12,930,492 HUF 34,454 USD	31/12/2030	10,332
Loan to finance the Bjorn project	6 month Euribor	0.526%	164,485 EURO 175,423 USD	30/06/2041	37,531

During the years 2022 and 2021, profit net of tax in the amount of USD 61,853 thousand and USD 17,823 thousand, respectively, were recognized under other comprehensive income, in respect of the effectiveness of the cash flow hedge as a hedge against the cash flow risk in respect of interest rates.

(3)	Credit risk

Credit risk refers to the risk that the counterparty will not fulfill its contractual obligations, and will cause the Group to incur financial loss. Upon the initial engagement, the Group estimates the quality of the credit which is given to the customer. The restrictions which are attributed to the Group’s customers are evaluated once per year, or more frequently, based on new information which has been received, and on its fulfillment of previous debt payments.

The Group measures the credit loss provision in respect of trade receivables according to the probability of insolvency throughout the instrument’s entire lifetime, and for contract assets in respect of concession arrangements (see Note 8) according to the probability of insolvency during the coming 12 months. In light of the fact that the Company’s customers are large, financially strong entities, mostly with regulatory support, the probability of insolvency is low, and the Company believes that the expected credit losses in respect of them are insignificant.

The Company deposits its balance of liquid financial assets in bank deposits and in securities. All the deposits are with a diversified group of leading banks preferably with banks that provide loans to the Company.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(4)	Liquidity risk

The cash flow forecast is prepared by the Company’s finance department, both on the level of the various entities in the Group, and in consolidated terms. The finance department evaluates current forecasts of liquidity requirements in the Group in order to verify that sufficient cash is available for operating requirements, and while ensuring that the Company does not deviate from the credit facilities and financial covenants in respect of its credit facilities.

The Group’s forecasts take into account several factors, such as financing sources for expected investments and for debt service, which include, inter alia, cash flows from operating activities and from the realization of projects which the Company owns, and raisings of equity and debt which include, inter alia, rights issues, long-term loans and debentures. The Group’s forecasts also take into account the fulfillment of obligatory financial covenants, the fulfillment of certain liquidity ratio targets, and the fulfillment of external requirements such as laws or regulations, when relevant.

The cash surplus which is held by the Group’s entities, which are not required in order to finance the activity as part of working capital, are invested in stable investment channels such as fixed period deposits, and other stable channels. These investment channels are chosen according to the desired repayment period, or according to their liquidity, such that the Group has sufficient cash balances, in accordance with the foregoing forecasts.

Presented below are details regarding the Company’s liabilities and assets segmented by repayment years, except for current items in the statement of financial position, such as trade and other payables, trade and other receivables, which are expected to be repaid according to their carrying values during the coming year:

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(4)	Liquidity risk (Cont.)

	As of December 31, 2022(**)
						After
	2023	2024	2025	2026	2027	2027	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Liability in respect of deferred consideration arrangement	(418)	(416)	(396)	(341)	(341)	(2,766)	(4,678)
Performance-based contingent consideration (“Earn Out”), see Note 7A(1)	(35,283)	(17,690)	-	-	-	-	(52,973)
Liability in respect of put option	-	-	-	-	-	(27,794)	(27,794)
Loans from non-controlling interests	(11,624)	(10,452)	(10,547)	(9,094)	(6,264)	(51,671)	(99,652)
Debentures(*)	(23,702)	(23,139)	(41,691)	(90,830)	(57,269)	(161,622)	(398,253)
Credit and loans from banks and other financial institutions (*)	(103,366)	(129,561)	(127,133)	(127,436)	(149,380)	(1,164,056)	(1,800,932)
Lease liability	(5,846)	(7,817)	(7,367)	(7,234)	(7,182)	(68,554)	(104,000)

	(180,239)	(189,075)	(187,134)	(234,935)	(220,436)	(1,476,463)	(2,488,282)

(*)	The above figures are presented according to their par values on the repayment date, including unaccrued interest, linked to the CPI / exchange rate as of the balance sheet date.
(**)	The Company has commitments in power purchase agreements which are not reflected in the Company’s statement of financial position.

C.	Fair value

(1)	Details of assets and liabilities which are measured in the statement of financial position at fair value:

For the purpose of measuring the fair value of assets or liabilities, the Group classifies them according to a hierarchy which includes the following three levels:

-	Level 1: Quoted (unadjusted) prices in active markets for identical properties or identical liabilities as those to which the entity has access on the measurement date.

-	Level 2: Inputs, except for quoted prices which are included in level 1, which are observable in respect of the asset or liability, directly or indirectly.

-	Level 3: Unobservable inputs in respect of the asset or liability.

The classification of assets or liabilities which are measured at fair value is based on the lowest level at which significant use was made for the purpose of measuring the fair value of the asset or liability, in their entirety.

Presented below are details regarding the Group’s assets and liabilities which are measured in the Company’s statement of financial position at fair value periodically, in accordance with their measurement levels.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

A.	Fair value (Cont.)

Details regarding fair value measurement at Level 3

Valuation method for
Financial instrument	determining fair value
Non-marketable shares measured at fair value through profit or loss	Fair value measured using a valuation method that includes the discounted cash flow method

Performance-based (“earn out”) contingent consideration	Fair value measured using the discounted cash flow method

The tables hereunder presents the fair value of the financial instruments that are measured at fair value in accordance to the fair value hierarchy:

As of December 31, 2022:

	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial Assets at fair value:
Financial assets measured at fair value through profit or loss	33,895			33,895

Contracts in respect of forward transactions		1,493		1,493

Interest rate swaps		89,143		89,143

Non-marketable shares measured at fair value through profit or loss			42,918	42,918

Financial liabilities at fair value:

Transactions to peg electricity prices swap (CFD differences contract)		(50,255)		(50,255)

Performance-based (“earn out”) contingent consideration (“Earn Out”), see Note 7A(1)			(52,972)	(52,972)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

C.	Fair value (Cont.)

As of December 31, 2021:

	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial Assets at fair value:
Financial assets measured at fair value through profit or loss	39,364	-	-	39,364

Contracts in respect of forward transactions	-	9,999	-	9,999

Interest rate swaps	-	7,456	-	7,456

Non-marketable shares measured at fair value through profit or loss	-	-	28,682	28,682

Financial liabilities at fair value:
Interest rate swaps	-	(2,627)	-	(2,627)

Contracts in respect of forward transactions	-	(8,831)	-	(8,831)

Transactions to peg electricity prices swap (CFD differences contract)	-	(31,352)	-	(31,352)

Performance-based contingent consideration (“Earn Out”), see Note 7A(1)	-	-	(61,362)	(61,362)

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	2022	2021
	Financial assets
Non-marketable shares measured at fair value through profit or loss	USD thousands
Balance as at January 1	28,682	10,115
Investment	10,824	18,760
Revaluation (*)	4,868	693
Translation differences	(1,456)	(886)
Balance as at December 31	42,918	28,682

	2022	2021
	Financial liabilities
Performance-based (“earn out”) contingent consideration	USD thousands
Balance as at January 1	(61,362)	-
Initial consolidation see Note 7A(1)	-	(59,131)
Revaluation	6,678	(2,231)
Repayment	1,712	-
Balance as at December 31	(52,972)	(61,362)

(*)	Under financing income and expenses.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

C.	Fair value (Cont.)

(2)	Fair value of items which are not measured at fair value in the statement of financial position:

Except as specified in the following table, the Company believes that the carrying value of items which are not measured at fair value, including loans from non-controlling interests, is approximately identical to their fair value.

		Carrying value		Fair value
		As of December 31		As of December 31
	Fair value level	2022	2021	2022	2021
		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures	Level 1	388,498	408,771	364,203	442,815

Loans from banks and other financial institutions (1)	Level 3	1,200,199	355,808	908,964	411,456

Liability in respect of deferred consideration arrangement (1)	Level 3	2,750	3,123	3,602	5,219

(1)	Fair value is determined according to the present value of future cash flows, discounted by an interest rate which reflects, according to the assessment of management, the change in the credit margin and risk level which occurred during the period.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 25 - Financial Instruments (Cont.)

D.	Other financial assets, Other financial liabilities, Financial assets at fair value through profit or loss and Financial liabilities through profit or loss

	December 31	December 31
	2022	2021
	USD in thousands	USD in thousands
Current assets
Other financial assets
Contracts in respect of forward transactions	1,493	9,999
Non-current assets
Other financial assets
Loans to non-controlling interests	5,253	6,105
Interest rate swaps	89,143	7,456

	95,889	23,560
Current liabilities
Other financial liabilities
Transactions to peg electricity prices swap (CFD differences contract)	(50,255)	(16,052)
Contracts in respect of forward transactions	-	(11,550)
Financial liabilities through profit or loss
Performance-based contingent consideration (“Earn Out”) (1)	(35,282)	(14,567)
Non-current liabilities
Other financial liabilities
Transactions to peg electricity prices swap (CFD differences contract)	-	(15,300)
Financial liabilities through profit or loss
Liability in respect of deferred consideration arrangement (2)	(2,584)	(2,956)
Performance-based contingent consideration (“Earn Out”) as well as the founder’s put option (1)	(45,484)	(74,996)

	(133,605)	(135,421)

(1)	For additional details, see Note 7A(1).

(2)

The Company has liabilities in respect of deferred consideration arrangements for initiation services which were provided by some of the towns in Halutziot project. In exchange for the initiation services, those towns are entitled to a percentage of the distributable free cash flows, as defined in the agreement. The balance of the liability in respect of the deferred consideration arrangement including current maturities (see also Note 11), as of December 31, 2022 and 2021, amounted to USD 2,750 thousand and USD 3,007 thousand, respectively.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 26 - Segmental Reporting

A.	General

Operating segments are identified based on the internal reports regarding the components of the Company, which are routinely reviewed by the Group’s Chief Operational Decision Maker for the purpose of allocating resource and assessing the performance of operating segments. The set of reports which are submitted to the Group’s Chief Operating Decision Maker, for the purpose of allocating resources and assessing the performance of operating resources, is based on an evaluation of certain solar power systems located in Israel as fixed asset items, which generate electricity revenues, and not as a contract asset under concession arrangement.

Presented below are details regarding the Company’s operating segments, in accordance with IFRS 8:

Israel segment -	Produces its revenue from the sale of the electricity which is produced through solar energy in Israel, from power purchase agreements at fixed tariffs over extended periods.

Central-Eastern Europe segment -	Produces its revenue from the sale of the electricity which is produced through wind energy and solar energy in countries of Central-Eastern Europe, mostly at fixed tariffs over extended periods.

Western Europe segment -

Produces its revenue from the sale of the electricity which is produced through wind energy in countries of Western Europe, mostly at prices determined in the free market (willing buyer to willing seller).

Management and construction segment -

Produces its revenue from the provision of management services to projects in stages of development, construction or operation, and from the provision of construction services for projects which are fully or partially owned by the Company.

The results of the segments are measured based on the Company’s segment adjusted EBITDA which is the Operating Profit adjusted to add the Financial Asset repayments, depreciation and amortization, non-recurring events, and share-based compensation expenses attributed to the Company’s reportable segments.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 26 - Segmental Reporting (Cont.)

B.	Segmental revenues and results

	For the year ended December 31, 2022
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

External revenues	51,363	70,705	58,991	11,113	192,172	-	192,172
Inter-segment revenues	-	-	-	9,111	9,111	(9,111)	-
Total revenues	51,363	70,705	58,991	20,224	201,283	(9,111)	192,172

Segment Adjusted EBITDA	57,598	56,181	45,750	4,018	163,547	-	163,547

Reconciliations of unallocated amounts:
Headquarter costs (*)							(18,071)
Intersegment loss							2,038
Repayment of contract asset under concession arrangements							(17,579)
Depreciation and amortization and share based compensation							(50,940)
Other incomes not attributed to segments							11,617
Operating profit							90,612
Finance income							23,341
Finance expenses							(62,591)
Share in the losses of equity accounted investees							(306)

Profit before income taxes							51,056

(*)	Including general and administrative, project promotion and development expenses (excluding depreciation and amortization and share based compensation).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 26 - Segmental Reporting (Cont.)

B.	Segmental revenues and results (Cont.)

	For the year ended December 31, 2021
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

External revenues	18,919	61,326	14,064	8,152	102,461	-	102,461
Inter-segment revenues	-	-	-	10,894	10,894	(10,894)	-
Total revenues	18,919	61,326	14,064	19,046	113,355	(10,894)	102,461

Segment Adjusted EBITDA	44,549	51,610	11,183	6,623	113,965	-	113,965

Reconciliations of unallocated amounts:
Headquarter costs (*)							(12,086)
Intersegment profit							(2,811)
Repayment of contract asset under concession arrangements							(32,857)
Depreciation and amortization and share based compensation							(24,480)
U.S. acquisition expense							(7,331)
Operating profit							34,400
Finance income							30,333
Finance expenses							(37,175)
Share in the losses of equity accounted investees							(189)

Profit before income taxes							27,369

(*)	Including general and administrative, project promotion and development expenses (excluding depreciation and amortization and share based compensation).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 26 - Segmental Reporting (Cont.)

B.	Segmental revenues and results (Cont.)

	For the year ended December 31, 2020
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

Revenue from external	16,869	48,286	2,613	2,556	70,324	-	70,324
Inter-segment revenues	-	-	-	10,864	10,864	(10,864)	-
Total Revenues	16,869	48,286	2,613	13,420	81,188	(10,864)	70,324

Segment Adjusted EBITDA	40,722	40,317	1,222	3,693	85,954	-	85,954

Reconciliations of unallocated amounts:
Headquarter costs (*)							(7,016)
Intersegment profit							(1,194)
Repayment of contract asset under concession arrangements							(31,250)
Depreciation and amortization and share based compensation							(18,120)
Operating profit							28,374
Finance income							17,214
Finance expenses							(31,408)
Early prepayment fee							(67,594)
Share of loss of equity accounted investees							26

Loss before income taxes							(53,388)

(*)	Including general and administrative, project promotion and development expenses (excluding depreciation and amortization and share based compensation).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 27 - Balances and Transactions with Interested Parties and Related Parties

A.	Compensation, benefits and transactions with other interested parties and related parties:

	For the year ended December 31
	2022	2021
	USD in thousands	USD in thousands
Compensation and benefits which were given to interested parties and related parties:

Payroll and related expenses to interested parties employed in the Company	604	641

Granting of options to interested parties employed in the Company	1,717	917

Number of people to whom the benefit applies	1	1

Compensation for directors who are not employed in the Company	619	563

Number of people to whom the benefit applies	7	7

Granting of options to directors who are not employed in the Company	514	261

Number of people to whom the benefit applies	1	1

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 27 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

B.	Engagements with interested parties and Related parties

Executive compensation subjects:

The terms of tenure and employment of the Company’s officers are determined in accordance with the Company’s compensation policy, as approved by the general meeting of the Company’s shareholders.

The terms for officers are according to the standard industry practice, and in accordance with the Company’s compensation policy, whereby the salary components of the Company’s officers include salary, variable compensation targets signifying entitlement to annual bonuses, options, social benefits, etc.

Presented below are several main subjects pertaining to the Company’s CEO and Chairman of the Board:

(1)	Gilad Yavetz (“Gilad”):

In the Company’s annual meeting in August 2021 (the “2021 Meeting”), A progressive salary program was approved for Gilad (the following also reflects the salary during the entire reporting year):

Relevant year	Updated base salary (NIS)	Number of annual bonus salaries subject to the fulfillment of targets which will be determined according to the Company’s compensation policy*
2021 (effective beginning from the date of the meeting’s approval)	86,600** (approximately USD 26,800)	6
2021 - Additional special compensation in respect of the closing of the Clēnera transaction - USA	150,000 (approximately USD 46,500)	Non-recurring
2022	95,000 (approximately USD 28,300)	8
2023	105,000 (approximately USD 29,800)	9

* The bonus amount may reach a level of 125% (i.e., above the foregoing salaries limit), subject to excellence targets which will be defined.
** Represents the average salary for 2021.

Gilad’s salary components also include, in addition to the foregoing, vehicle components, social benefits, reimbursement of expenses, advance notice / adjustment fees, etc., according to the standard practice, and in accordance with the Company’s compensation policy.

Grant of options, Gilad:

In 2018, a grant of options was approved for Gilad in the amount of 990,000 options, in accordance with the following terms. The options were allocated trough the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The exercise price of the options was determined proximate to the actual grant date of the options (which was done shortly after receiving approval from the TASE), according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 5%. The exercise price is not linked to the consumer price index. For additional details, see Note 18. The grant was performed on September 12, 2018.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 27 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

B.	Engagements with interested parties and Related parties (Cont.)

The granting of options which are exercisable on a cashless basis was performed through a capital gains track, subject to the provisions of section 102 of the Ordinance, and the Income Tax Rules (Tax Expedients Upon Allocation of Shares to Employees), 5763-2003. The exercise price of the options was determined according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 5%. The exercise price is not linked to the consumer price index.

The options will vest over a period of 4 years, as follows:

18% of the options vested one year after the grant date. Another 25% of the options will vest equally, on a quarterly basis, during the second year after the grant date. Another 30% of the options will vest equally, on a quarterly basis, during the third year after the grant date; Another 27% of the options will vest equally, on a quarterly basis, during the fourth year after the grant date. The options include an acceleration mechanism in case of a “control” event in the Company. Options may be converted to shares according to the cashless exercise mechanism.

On August 22, 2021, the Company’s special general meeting approved the allocation to Gilad Yavetz of 500,000 options, exercisable into up to 500,000 ordinary Company shares, at an exercise price of 71.89 per share. The grant was performed on September 30, 2021. See Note 18(F).

The options will vest over a period of 4 years, as follows: 25% of the options will vest one year after the grant date; Another 25% of the options will vest equally, on a quarterly basis, during the second year after the grant date; Another 40% of the options will vest equally, on a quarterly basis, during the third year after the grant date; Another 10% of the options will vest equally, on a quarterly basis, during the fourth year after the grant date.

Options may be converted to shares according to the cashless exercise mechanism, by which the number of shares which will result from the exercise of the options will be less than the number of converted options. The number of shares on a fully diluted basis is calculated according to the B&S model and/or the binomial model.

Yair Seroussi, Chairman of the Board:

(2)
In the 2021 meeting, the employment terms of Yair were re-approved and updated such that Yair’s annual compensation will amount to a total of NIS 600,000 (approximately USD 178 thousands) per year, effective beginning from the date of the meeting’s approval, to be paid in equal monthly payments against invoices (Mr. Seroussi is employed in a 40% position).

Grant of options, Yair:

In accordance with the terms of the Company’s options plan, equity compensation of 360,000 non-marketable Company options was approved for Yair (the “Options”). The options were allocated on September 12, 2018 without receiving payment. The grant was performed trough the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The exercise price of the options was determined according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 5%. The exercise price is not linked to the consumer price index. The options will vest on a quarterly basis over a period of 16 quarters. Options may be converted to shares according to the cashless exercise mechanism.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 27 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

B.	Engagements with interested parties and Related parties (Cont.)

Additionally, in the 2021 meeting, and in accordance with terms of the Company’s options plan, additional equity compensation of 142,000 non-marketable Company options was approved for Yair (the “Options”). The options were allocated without receiving payment. The grant was performed trough the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The options will be held by a trustee, as required in accordance with the provisions of the Income Tax Ordinance. The lock-up period pursuant to the Income Tax Ordinance is two years. The exercise shares will have the same rights, for all intents and purposes, as the rights which are available to the holders of ordinary Company shares. The exercise price of the options was determined according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 2%. The exercise price is not linked to the consumer price index. The options will vest over a period of 4 years, where at the end of the first year after the grant, 25% of the options will vest; 25% additional options will vest on a quarterly basis during the second year after the grant; 25% additional options will vest on a quarterly basis during the third year after the grant; 5% additional options will vest on a quarterly basis during the fourth year after the grant. Options may be converted to shares according to the cashless exercise mechanism, by which the number of shares which will result from the exercise of the options will be less than the number of converted options. The number of shares on a fully diluted basis is calculated according to the B&S model and/or the binomial model.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges

A.	Engagements

(1)	Emek HaBacha wind energy project - full commercial operation

On December 22, 2020, the Company received from the Electricity Authority tariff approval and confirmation of the fulfillment of all of the conditions for financial closing, in respect of increasing the farm’s capacity by an additional 12.8 megawatts, i.e., from 96 megawatts to a total of approximately 109 megawatts, by installing four additional turbines in the farm’s area such that the enlarged farm would include 34 wind turbines (hereinafter: the “Project Expansion”).
.

On March 27, 2022, the Company reported the receipt of the permanent production license and the commencement of commercial operation of the project.

The project’s production tariff in 2022 is approximately 35.93 agorot (11.15 USD cent) per kWh, which will subsequently be linked, once per year, to the consumer price index, in accordance with the terms of the arrangement which applies in the segment. The guaranteed tariff period is for 20 years.

(2)	Ruach Beresheet wind energy project

On July 28, 2020, the Company fulfilled the conditions for the construction of the Ruach Beresheet project (hereinafter: the “Project”), including the tariff approval, building permits and suspensory conditions for financial closing to finance the project, vis-à-vis a consortium of lenders led by Bank Hapoalim Ltd., and in collaboration with entities from Migdal and Amitim Group (hereinafter, jointly: the “Lenders”), and initiating the commencement of the construction works.

Presented below are details regarding the main contractor engagements in connection with the project:

(A)
Agreement with General Electric for the production, provision, delivery to the site, lifting, and commissioning of the turbines on the project site. The turbine provider provides performance guarantees according to standard industry practice, as well as a guarantee of the parent company, to secure the performance of his contractual obligations. A 20 year operation and maintenance contract for the series of turbines was also signed. The agreement includes a producer commitment to an uptime rate of 95% in the first year and 97% from the second year onwards, execution of preventive and corrective maintenance for the turbines, including the provision of all the replacement parts and maintenance services required for that purpose. The contractor will provide guarantees according to standard industry practice.

(B)
BOP agreement vis-à-vis a partnership of Minrav and Nextcom, for the planning and execution of the electrical, communication, and civil engineering infrastructure for the project, including the turbine foundations, paving roads and crane surfaces, building the collection network and substations, and comprehensive acceptance testing for the project. The contractor provides performance guarantees according to standard industry practice, as well as a guarantee of the parent company.

The series of aforementioned infrastructure agreements are in a turn key format, and were approved by the lenders. They also include a mechanism for liquidated damages in respect of various delays and breaches, and standard clauses regarding breach and cancellation.

On November 2022, the townships which provide the land for the project exercised the option to join as partners in the project partnership, following the entrance of the townships, the Company holds 54%  in the partnership.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(3)	Selac wind energy project in Kosovo - full commercial operation

In March 2018, the Company acquired the interests in a wind energy project in Kosovo, which is in advanced development processes, with a total capacity of approximately 105 megawatts (hereinafter: the “Agreement” and the “Project”).

The payment in respect of the project’s purchase was paid according to the following milestones:

1.
A total of EUR 1 million was paid to the sellers in advance, in consideration of the purchase of 50% of the shares of the project company. Most of this amount was intended for the repayment of previous shareholder loans, upon the fulfillment of suspensory conditions which were defined (hereinafter: the “First Payment Date”). The Company also furnished the sellers with a guarantee for the payment of the entire consideration which is owed to them in the transaction.

2.
On the financial closing date, a payment was paid to the sellers in an amount that was determined according to a formula which was agreed upon between the parties (the “Consideration Adjustment Formula”), which is conditional on the project’s expected performance, financing terms and expected construction and operation costs. Against the second payment, the Company received 30% of the shares of the project company, and reached a stake of 80%.

3.
Following the project’s commercial operation, the balance of consideration will be paid to the sellers according to the consideration adjustment formula, and against that payment, the Company’s stake in the project company will increase to 100%.

Agreement regarding joint investment in the project with Phoenix Group:
The project company is held, through concatenation, by a partnership that was established (hereinafter: the “Danuba Power”), for investment in the project. The limited partners in the partnership are the Company, which holds 60% of the partnership’s capital, and institutional entities, which hold 40% of the partnership’s capital. The Company also holds 100% of the interests in the general partner which manages the partnership.

On February 27, 2022, approval was received from the Energy Regulatory Office (ERO) in Kosovo, for the full commercial operation of all sections of the project, by the end of 2021, two of the farm’s three sections already commenced operation, The approval constitutes final approval for the receipt of the full tariff, in respect of the last 9 turbines, and 27 turbines in total.

Throughout the first 12 years of the project, the project’s revenues are guaranteed through a power purchase agreement at a fixed price, and subsequently, during the remainder of the operating period, the electricity will be sold on the merchant market.

(4)	Gecama wind energy project in Spain – full commercial operation

On July 5, 2018, the Company signed an agreement to acquire all of the interests in the Gecama project, which is in advanced development processes, with a total capacity of approximately 329 megawatts (hereinafter: the “Project”).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(4)	Gecama wind energy project in Spain – full commercial operation (Cont.)

On June 26, 2022, the project received approval from the Spanish authorities for the operation of the first part of the project, with a capacity of 182 MW. The operation of the turbines, and the sale of the produced electricity, began immediately, and increased gradually, until full commercial operation is reached on August 2022.

Signing of transaction to hedge the price of electricity
During October to December 2022, the Company completed the signing of transactions to hedge electricity prices in respect of the project, as follows:

1.
In light of the high levels of European electricity prices proximate to the signing date, and in light of the high marketability of electricity, the Company decided to hedge a weighted total of approximately 55.3% of the electricity which will be produced in the project until the end of 2023.

2.
Accordingly, the Company, through a corporation under its control, executed a hedge in a CFD (Contract for Difference) format with a leading European energy infrastructure company, with a credit rating of BBB (hereinafter: the “Hedge Provider”).

3.
The hedge transaction was executed according to a weighted average price between EUR 76.09 to EUR 86.63 per megawatt hours over the hedge period, according to the project’s weighted production forecast until the end of 2023.

4.
The CFD outline fixed the price of electricity which will be sold, in respect of the amount which was hedged at a fixed price, and on average in the transaction as stated above. The CFD mechanism determines that if the market price falls below the price which was determined in the hedge agreement, the hedge provider will pay to the Company the difference between the market price, and the price which was determined in the hedge transaction. In case the market price is higher than the determined price, the Company will pay to the hedge provider the difference between the market price and the determined price.

5.	As part of the hedge transaction, according to the standard practice in the field, the Company provided to the hedge provider a limited guarantee to secure the payment of its liabilities.

(5)	Picasso wind energy project in Sweden - full commercial operation

On May 29, 2019, the Company reported the signing of a series of agreements regarding investment in and construction of a wind energy project in Sweden, with a total capacity of approximately 113 megawatts (hereinafter: the “Project” or the “Picasso Project”).

The Picasso project is located in south Sweden, and includes 27 wind turbines with a capacity of approximately 4.2 megawatts each, and in total, approximately 113 megawatts.

On December 12, 2019, the Company signed financial closing agreements to finance the project with Hamburg Commercial Bank, a German bank specializing in renewable energy projects in Northern Europe. For additional details, see Note 12(2).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(5)	Picasso wind energy project in Sweden - full commercial operation (Cont.)

Power purchase agreement (PPA):
The Company engaged with a large European energy infrastructure company in a PPA under which the Company will sell half of the electricity that is produced in the project, for a period of 12 years, at a fixed tariff. The remaining produced electricity will be sold at market conditions on the Nord Pool.

Agreement regarding joint investment in the project with Menorah Group:
The project company is held, through concatenation, by a partnership which was established (hereinafter: the “The Nordic Wind”) with Menorah Group, for investment in the project. The limited partners in the partnership are the Company, which holds 69% of the partnership’s capital, and institutional entities, which hold 31% of the partnership’s capital. The Company also holds 100% of the interests in the general partner which manages the partnership.

In June 2021 the Company completed the connection of all of the turbines to the power grid, and the farm has been producing electricity which is being fed into the grid, in full commercial operation.

Signing of transaction to hedge the price of electricity
On September 19, 2021, the project company completed the signing of a transaction to hedge the electricity prices in the project vis-à-vis a leading European energy infrastructure company with a credit rating of BAA1 (hereinafter: the “Hedge Provider”). The hedge transaction is implemented in a contract for difference (CFD) format, in respect of the quantity of electricity which, according to estimates, will constitute another approximately 31% of its total electricity production, in a manner which will set the total quantity hedged under contracts in the facility, until the end of 2022, at approximately 81%.

As part of the hedge transaction, the Company provided a parent company guarantee to secure payment up to a total of EUR 1 million, out of the project company’s liabilities in the transaction. The hedge transaction was executed at a weighted price of EUR 63 per megawatt hour, throughout the agreement period.

(6)	Bjornberget wind energy project in Sweden

On October 11, 2020 the Company completed a transaction involving the acquisition of control, and the commencement of construction, of a project for the production of electricity from wind energy in Sweden, with a total capacity of approximately 372 megawatts (hereinafter: the “Transaction” and the “Project”, respectively). The Björnberget (“Bjorn”) project, located in Central Sweden, is one of the largest wind projects in Europe, and includes around 60 wind turbines.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(6)	Bjornberget wind energy project in Sweden (Cont.)

The project company engaged with a Tier 1 corporation in a PPA for the sale of 50% of all electricity which will be produced in practice in the project, for a period of 10 years, and for the provision of services associated with the sale of the energy to the grid during the agreement period. The remaining produced electricity will be sold on the Scandinavian power market - the Nord Pool.

On June 19, 2022, an update was signed with respect to the terms of the PPA agreement for the project, and which was originally signed in December 2020, vis-à-vis a Tier 1 corporation, to increase the price of the electricity which will be sold under the PPA, and to increase the proportion of sold electricity out of the project’s total production, as specified below:

1.	The price of the electricity which will be sold under the agreement was increased by 22% throughout the entire period of the agreement (10 years).
2.
The amount of electricity sold under the PPA during years 1-5 was increased to a rate of 70% of the total electricity which will be produced in the project, as compared with 50% in the original agreement.

3.	During years 6-10 the scope of electricity will be sold 50% of production as initially signed, but the 22% price increase will apply, as stated above, to those years as well.

The remaining produced electricity is expected to be sold in the Nordic power market.

On October 2, 2022, the project was connected to the local power grid, and commercial operation and sale of electricity in the Nordic power market began gradually.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(7)	Purchase of solar and wind portfolio in Croatia

On July 3, 2022, the Company signed an agreement for the joint purchase and development of a portfolio of projects for the production of electricity from renewable energy sources in Croatia, which are in various stages, with an aggregate capacity of approximately 525 megawatts (hereinafter: the “Portfolio” or the “Projects”), as specified below.

The portfolio is comprised of five projects in Croatia which are held through dedicated project companies, four of which are solar, in a cumulative scope of 386 megawatts, and a wind project in a cumulative scope of 139 megawatts.

On July 10, 2022, the Company closed the transaction for the acquisition of the portfolio, and thereby completed the first milestone in the transaction. The entire stake was transferred to Enlight upon the payment of the first milestone, and against the provision of a company guarantee to secure the following milestones. The amount which was paid on that date for the shares, with respect to the first milestone, constitutes an immaterial part of the total consideration, and is an amount which is immaterial to the Company. Most of the consideration will be paid upon the completion of development, and obtaining all of the permits for RTB, thereby creating limited exposure for the Company in the initial stages.

(8)	Series of PV projects integrated with storage in Israel and an agreement for acquiring energy storage systems

Storage tender 1
On July 14, 2020, as part of the first tender which was published by the Electricity Authority for the construction of facilities for the production of electricity using photovoltaic technology with integrated storage capacity, which will be connected to the distribution grid (high voltage and low voltage) (process number 1) (hereinafter: the “Tender”), the Company won a cumulative capacity of 48 megawatts (in AC terms), which reflects the construction of facilities with an installed capacity, in DC terms, of approximately 130 megawatts.

Storage tender 2
On December 29, 2020, as part of a tender which was published by the Electricity Authority for the construction of facilities for the production of electricity using photovoltaic technology with integrated storage capacity, which will be connected to the distribution grid (process number 2) (hereinafter: the “Tender”), the Company won a cumulative capacity of 82 megawatts (in AC terms), at the point of connection to the national power grid (hereinafter: the “Connection Size”). This capacity, combined with the energy storage technology, will allow the Company to build a series of solar energy facilities with an estimated capacity of approximately 200 megawatts (in DC terms).

Energy storage acquisition agreement:
On January 2, 2022, the Company entered into an agreement for the acquisition of battery-based electricity storage systems with a total capacity of approximately 430 megawatts, for the Company’s series of solar projects with integrated energy storage, which are planned for construction in Israel (the “Agreement”), as follows:

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(8)	Series of PV projects integrated with storage in Israel and an agreement for acquiring energy storage systems (Cont.)

The agreement was signed with Sungrow Power Supply Ltd (hereinafter: “Sungrow”).

The acquired systems include Sungrow’s integrated storage solution, which is based on lithium-ion batteries that are produced by CATL (see details below) for Sungrow.

The total consideration in respect of the purchase will be in the range of approximately USD 75-80 million, and will be paid upon the fulfillment of certain milestones, against the provision of guarantees by Sungrow.

(9)	Dual use PV projects

On November 11, 2021, the Company won a cumulative capacity of 30.3 megawatts (in terms of AC capacity) as part of “competitive process number 1 for the determination of a tariff for the construction of dual use electricity production facilities using photovoltaic technology for connection to high voltage and low voltage (hereinafter: the “Tender”). This capacity will allow the Company to build a series of facilities with an estimated capacity of approximately 40 megawatts (in DC terms).

(10)	Change of estimate in the accounting treatment of the Halutziot project

During the second quarter of 2022, in light of the significant change to the terms of the concession arrangement vis-à-vis the state, which included the execution of significant technological changes to the Halutziot facility, and the expansion thereof in a manner which will increase the capacity and effectiveness of production, the Company re-evaluated the application of IFRIC 12 (hereinafter: the “Interpretation”), and concluded that the facility is no longer under the scope of that interpretation. As a result, the balance of the contract asset in the amount approximately USD 161 million was reclassified into a fixed asset and starting from the second quarter of 2022, the Halutziot facility is treated as a fixed asset measured by cost model.

(11)	Decision of the Electricity Authority in Israel regarding the regulation of the market model for production and storage facilities connected to the distribution grid

On September 7, 2022, the Electricity Authority published decision no. 63704 - “market model for production and storage facilities which are connected to or integrated into the distribution grid” (hereinafter: the “Decision”). This decision regulates the activity of production and storage facilities which are connected to or integrated into the distribution grid, and particularly the possibility for those facilities to sell electricity directly to holders of supply licenses (hereinafter: “Private Suppliers”). The decision also updates the regulation of the activity involving the sale of electricity to consumers through private suppliers (hereinafter: the “Arrangement”). The arrangement will enter into effect on January 1, 2023, except for the possibility to attribute production facilities to private suppliers, which will enter into effect on January 1, 2024. Until the date when this possibility enters into effect, facilities which operate under the arrangement will be associated to a default supplier (the regional electricity distributor).

The Company is evaluating the consequences of the new arrangement on its activity.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(12)	Power purchase agreements in the United States

A.	Solar Rustic Hills

On September 9, 2021, the Company through a dedicated project company held by Clēnera, the signing of a power purchase agreement (“PPA”) with a fix price for a period of 20 years in respect of the electricity which will be produced in Rustic Hills Solar Project, which is currently in the development process, and has completed several milestones, including securing the main land rights, and has initiated the process of securing the building permits and approvals for connection to the power grid.

B.	Co Bar Solar SRP

On September 22, 2021, the company through a dedicated project company held by Clēnera, the signing of a power purchase agreement (“PPA”) with a fix price for a period of 20 years in respect of the electricity which will be produced in the solar project Co Bar Solar SRP which is currently in the development process, and has completed several milestones, including securing the main land rights, and has initiated the process of securing the building permits and approvals for connection to the power grid.

C.	Solar Gemstone

On October 10, 2021, the company through a dedicated project company held by Clēnera, the signing of a power purchase agreement (“PPA”) with a fix price for a period of 20 years in respect of the electricity which will be produced in the solar Project Gemstone Solar LLC (“Gemstone”), which  is currently in the development process, and has completed several milestones, including securing the main land rights, and completing the grid connection surveys. The project company is also advancing the processes of licensing and securing the building permits.

D.	Atrisco Solar

On July 7, 2022, the company through the American subsidiary Clēnera Holdings LLC, reached an agreement with the acquiring utility to increase the price of purchased electricity and energy storage which will be produced in Atrisco solar project (the “Project”). Regulatory approval was also given for the amendment, and it thereby entered into effect.

The foregoing update regulates an increase of approximately 24% in the price which will be paid with respect to the sale of the electricity which will be produced from solar energy, and an increase of approximately 26% with respect to energy storage availability payments. The update also includes an increase of the guarantees which were provided in favor of the New Mexico Public Regulation Commission (NMPRC), as a result of the increase in expected revenue.

During the first 20 years the electricity will be sold under the PPA, and in the subsequent  years, the electricity will be sold in market (merchant) conditions.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(12)	Power purchase agreements in the United States (Cont.)

D.	Atrisco Solar (Cont.)

On September 18 2022, an agreement was signed in respect of doubling the project’s storage component, from a capacity of 600 megawatt hours to a capacity of 1,200 megawatt hours. The agreement has received the required regulatory approvals and includes an increase of the guarantees which were provided to the NMPRC, as a result of the increase in the expected revenue.

E.	Entering into a conditional agreement for sale of a solar project in the United States

On December 8, 2022, the company through the American subsidiary Clenera Holdings LLC, entered into a conditional agreement with an American investment fund for the sale of a solar project with a capacity of approximately 60MW, out of its portfolio of projects in pre-construction in the United States. The sale will be executed by way of joining the sale of an adjacent project with greater capacity, which shares the same electrical infrastructure and PPA.

The execution of the sale is conditional on the achievement of milestones, including the signing of a power purchase agreement for the project.

(13)	Engagement in agreement to acquire energy storage system for Atrisco Solar project

On December 4, 2022, the Company signed an agreement to acquire a battery-based electricity storage system with a total capacity of approximately 1,200 MWh for the solar project Atrisco Solar, which will be built in New Mexico, USA (hereinafter, respectively: the “Agreement” and the “Project”).

The agreement was signed with an American company which is active in several states in the field of developing and manufacturing lithium ion (“Li-ion”) batteries. The total consideration for the acquisition will amount to approximately USD 330 million, to be paid upon the fulfillment of milestones, against the provision of guarantees by the supplier.

The project will include a solar production farm with a capacity of 360 MWdc, integrated with an energy storage system, with a capacity of 1,200 MWh.

(14)	Obtaining all of the approvals for the construction of the Solar Coggon project

On January 26, 2022, the company through a dedicated project company held by Clēnera, all of the approvals for the commencement of construction (“RTB”, Ready to Build) in respect of the Coggon Solar project, including interconnection to the transmission grid, as well as a power purchase agreement in respect of all of the electricity which will be produced in the project, over a period of 20 years, at a fixed price.

The project, which is held 100% by Clēnera, is located in Iowa, USA, and is expected to produce electricity using photovoltaic technology with a capacity of approximately 120 megawatts.

The Company is promoting an arrangement for the receipt of project finance in respect of the project, at a scope of approximately 75%-80% of the total investment cost, including the potential use of a tax partner (tax equity), and is currently conducting negotiations with several creditors for this purpose.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(15)	Financial closing for Apex project

On November 30, 2021, the company through a dedicated project company held by Clēnera , All of the approvals the commencement of construction for Apex Solar, a project for the production of electricity using photovoltaic solar technology, with a capacity of approximately 105 megawatts (in terms of DC capacity) in Montana, USA (the “Project”).

Further to the above, the subsidiary Clēnera engaged in agreements to purchase main equipment at a scope of approximately USD 50 million for the project, and completed the development process, including securing inclusive, a grid connection agreement, and a power purchase agreement (PPA) in respect of the electricity which will be produced in the project, over a period of 20 years and in the following years the electricity will be sold on the wholesale merchant market.

On September 11, 2022, the Company reached financial closing to finance the project. The financing will be implemented in two stages: financing for the construction period, and financing for the operating period.

Presented below is a summary of the funding conditions in each of the stages:

Stage A – Financing for the construction period:
The construction financing will be provided by a consortium of two lenders: Bank of America and Nord LB. The financing will be provided in a limited recourse project financing framework, to the SPV which is held entirely by the subsidiary Clenera Holdings LLC. The loan will be at a rate of approximately 90% of the project’s investment cost, which is estimated at a scope of approximately USD 127 million. Accordingly, the loan facility will amount to approximately USD 116 million, and will be repaid at the end of the construction period, through long term funding (see Stage B - long term financing), while the remaining required capital will be provided by the Company.

Presented below are the main financing terms:

Loan period - The remaining construction period.
Interest - margin of 0.6%-1% over the base interest rate (SOFR).
Main events signifying a demand for immediate repayment – A demand for immediate repayment of the loan may be presented in case of severe breaches which were specified, primarily including a breach of material representations or undertakings; insolvency, fundamental breach or cancellation of the long term agreement, and abandonment of the project.
Main collateral – In accordance with the standard practice for project finance, including a pledge on the project company’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc. Additionally, a company guarantee of a restricted amount will be provided for the construction period, in respect of specific events which were determined.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(15)	Financial closing for Apex project (Cont.)

Stage B – Long term financing:
The funding for the operating period will be provided for a period of 25 years, in a sale-lease back framework, which also include the assignment of the tax benefits in the project. The outline includes the sale of the project equipment to the bank at market conditions, and the releasing thereof in consideration of fixed payments during the project’s operating period.

The financing will be provided by the bank Huntington Bancshares. The net financing facility will amount to approximately USD 127 million, over a term of 25 years commencing project’s commercial operation date, in a sale-lease back framework, which also include the assignment of the tax benefits in the project. The outline includes the sale of the project equipment to the bank at market conditions, and the releasing thereof in consideration of fixed payments during the project’s operating period. The facility will be paid off by predetermined lease installments.

The balance of equity required for the construction of the project was invested by the Company, and upon the conclusion of construction it will amount to a total of approximately USD 28 million. The Company has an early buy out option according to the fixed price which was determined in the lease agreement.

Presented below are the main terms of the agreement:

Agreement period - 6-25 years, depends on the exercise of the company’s early buyout (EBO) option, which is available at a fixed price as determined in the lease agreement.
Repayments - Semi-annual, based on a DSCR of 1.2.
Main events signifying a demand for immediate repayment - In case of severe breaches which were specified, primarily including a breach of material representations or undertakings, insolvency, a fundamental breach, or cancellation of one of the material project documents.

Main collateral - According to the standard conditions in sale-leaseback transactions, including cash flow rights, land rights, insurance policies, collateral from the project contractors, etc.

A limited company guarantee will also be provided to cover the project’s routine operating expenses and to secure the amount of the tax credit.

(16)	Purchase of an additional solar and energy storage portfolio in the United States

On December 30, 2022, the American subsidiary Clenera Holdings LLC 2 signed a binding agreement for the purchase of the entire stake in a portfolio of projects for the production and storage of electricity from renewable energy sources in the United States, in various stages of development, with an estimated aggregate capacity of approximately 1.3GW, and approximately 4.1GWh of storage (hereinafter: the “Portfolio” or the “Projects”). The portfolio is comprised of three large projects which are located in two states, and some nearby existing projects of the Company which are under development.

The transaction outline is comprised of an initial payment in the amount of approximately USD 51 million and a success-based payment in a cumulative scope of up to USD 52 million, depending on the completion of the development of the projects and, on all matters related to the project Co Bar, on the receipt of “Community Energy” status.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(16)	Purchase of an additional solar and energy storage portfolio in the United States (Cont.)

The initial payment also includes reimbursement of the development costs which have been invested in the portfolio to date and will be financed out of the Company’s own sources. The projects are held through dedicated project companies, and the entire stake therein will be transferred to the Company upon the signing of the transaction.

The proceeds in the transaction were updated after the signing of the memorandum of understanding between the parties in order to reflect the increase in the project’s value due to the enactment of the Inflation Reduction Act (IRA).

B.	Bank guarantees which were issued by the Company:

(1)
As part of the acquisition of Clēnera in the United States, according to the end of 2022, the Company provided performance guarantees for the projects in the United States in the total amount of USD 105.3 million, and a financial guarantee for payment security in the amount of 12.9 USD millions.

(2)
As part of the agreement to lease the Company’s offices, a CPI-linked bank guarantee was provided to the Company in the amount of approximately NIS 0.23 million, on March 2022, an additional guarantee was issued for a new floor rental, the addition of the second floor, in the amount of 0.2 NIS millions.

(3)	As part of the lease agreements in respect of the projects Halutziot, Kramim-Enlight, and Kidmat Zvi, bank guarantees were provided in the amount of approximately NIS 2 million.

(4)
As part of the receipt of the permanent production license for the Halutziot, Kramim, Idan, and rooftops projects, bank guarantees in the amount of approximately NIS 1.22 million were provided to the Electricity Authority.

(5)	Towards the Israel Land Authority, the Company provided guarantees in the amount of NIS 0.8 million for the projects Beit HaShita and Beit HaShikma.

(6)
In 2020, the company won in the tender for electricity production with a total power of 48MW. As part of the tender, the company provided a performance guarantee in the amount of NIS 28.8 million, which its expiration date has been extended during 2022, and should be expired during 2024.

(7)
In 2020, the company won in the second tender for electricity production with a total power of 82MW. As part of the tender, the company provided a performance guarantee in the amount of NIS 49.2 million, which expires in 2024.

(8)
As part of the electricity sector reform, the provision segment was opened to competition - and the Authority published regulations allowing electricity producers to buy and sell electricity directly to consumers. In order to engage with electricity consumers, the Company is required to receive a provider license from the Electricity Authority. In order to fulfill the license conditions, the Company provided a guarantee in the amount of NIS 2 million.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

B.	Bank guarantees which were issued by the Company: (Cont.)

(9)
During 2021, and in accordance with covenant 220D, which was determined by the Electricity Authority, and further to the Company’s winning of a competitive process for dual-use facilities, the Company provided a guarantee in the amount of NIS 4.5 million.

(10)	The company provided in 2020, a bank guarantee in the amount of approximately EUR 1.6 million, as part of the financing agreement for Picasso project in Sweden, which was signed in December 2019.

(11)	During the second quarter of 2022, for the grid connection of the project Haro Solar 3 S.L., the Company provided guarantees in the total amount of EUR 7.9 million.

C.	Bank guarantees which were issued by consolidated entities:

(1)
As part of the receipt of a conditional license for Emek HaBacha project, in 2018, the Company provided a guarantee in the amount of approximately NIS 2 million to the Electricity Authority, which was replaced with a permanent license guarantee in the total amount of 1.7 million during the second quarter of 2022. In 2021, the Company provided a guarantee in the amount of NIS 3.9 million towards the Israel Land Administration, in respect of works at Elrom.

(2)
Within the framework of the lease agreements for Emek HaBacha project, beginning in 2017, the Company provided bank guarantees for leases from the townships in the project in the amount of approximately NIS 3.9 million. In 2020 the Company provided another bank guarantee in the amount of NIS 0.4 million to Elrom township. As of the end of 2022, the total sum of the guarantees provided in favor of leases from the townships in the Emek HaBacha project amounted to approximately NIS 4.27 million.

(3)
As part of receiving a conditional license for Ruach Beresheet wind project, in 2021, the Company provided a guarantee in the amount of approximately NIS 3.4 million to the Electricity Authority. In connection with the Ruach Beresheet wind project, additional guarantees were provided to Netivei Israel and the Israel Land Authority, in the total amount of NIS 0.3 million.

(4)	In connection with the lease agreements for the projects Mivtachim and Talmei Bilu, guarantees were provided in the total amount of approximately NIS 2.9 million.

(5)	For the Haluziot project, in 2022, for the receipt of extended payment terms from the vendor SMA, the Company provided a guarantee in the amount of EUR 0.67 million.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2022

Note 28 - Guarantees, Contingent Liabilities, Engagements and Charges (Cont.)

D.	Parent company guarantees:

In the Group’s ordinary course of business, the Group provides, from time to time, guarantees to back and secure various undertakings, including to secure undertakings by virtue of financing agreements in respect of projects, guarantees to secure undertakings in respect of tenders for renewable energy projects, guarantees towards statutory authorities in respect of projects, etc.

Presented below are details regarding the significant guarantees which the Company provided:

A.
As part of the financing agreements with Bank of Ireland, the Company provided in favor of the bank company guarantees in the total amount of approximately EUR 1.1 million to secure its liabilities associated with construction costs. In case of the forfeiture of the guarantee, the Company will be entitled to indemnification from its partners in the venture Movilim.

B.
As part of the signing of the financing agreements for the Picasso project in Sweden, The Company provided a guarantee at a scope of up to a total of EUR 5 million, which the Company will provide in case of deviation from the construction costs and/or for debt resizing on the operation commencement date.

C.	As part of the signing of the financing agreement for the Gecama project in Spain, the Company provided a guarantee of approximately EUR 1 million to the turbine provider and to the EPC contractor.

D.	As part of acquiring the renewable energy company Clēnera in the United States, guarantees were given to secure the Company’s undertakings towards the entrepreneurs.

E.

Guarantee in connection with the purchase of an additional solar and energy storage portfolio in the United States on December 30, 2022 (”the Tranche III Projects”) in favor of Parasol Renewable Energy Holdings LLC (“PREH”) up to a total of $54 million and will be reduced by earn out paid in the future in connection with the Tranche III projects.

F.	The following parental guarantees are related to tax equity and construction financing of the Apex project:

a.

Guarantee in connection with Tax Equity for Apex in favor of CLI-HBAN Solar Trust (Huntington Bank). This guaranty would become effective only if (1) the Apex project company failed to perform its obligations and (2) Clenera Holdings failed to pay the obligations under its guarantee. This guaranteed covers (a) failures of Clenera under its Sponsor Guaranty Agreement, (b) Clenera tax indemnity obligations and (c) Clenera obligations under the Participation Agreement.

	b.	Guarantee in connection with debt for Apex in favor of Bank of America, this guarantee applies if there is a customs (import) delay with regard to modules.

G.

Guarantee in connection with the grid connection works for Atrisco project in favor of PNM, the utility responsible for constructing the network connection up to a total of $20 million. This guarantee will be reduced once the final connection agreement (LGIA) is signed and project financing is closed in a non-recourse format.

Note 29 - Events After the End of the Reporting Period

Nasdaq IPO

During February 2023, the Company completed an Initial Public Offering of 14,000,000 ordinary shares at $18 per share, on the Nasdaq Global Select Market (the: “Nasdaq IPO”). Shortly after the Nasdaq IPO, the company completed an additional allocation of 2,042,935 ordinary shares at a price of $18 per share, in accordance with an option granted to the Nasdaq IPO’s underwriters. Accordingly, the total amount raised on the Nasdaq IPO amounts to approximately $290 million dollars in total. Starting from the completion of the Nasdaq IPO as mentioned the Company is Dual Listed on the Tel Aviv Stock Exchange (“TASE”) and the Nasdaq Global Select Market.