Form 20-F
period 2023-12-31
Enlight Renewable Energy Ltd.
filed 2024-03-28
CIK 1922641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the registrant had 117,962,614 outstanding ordinary shares, par value 0.1 NIS per share.

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

Yes ☒   No ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

CONTENTS

INTRODUCTION		1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
PRESENTATION OF FINANCIAL INFORMATION		3
PART I		5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3. KEY INFORMATION		5
A.	[Reserved.]	5
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5
ITEM 4. INFORMATION ON THE COMPANY		42
A.	History and Development of the Company	42
B.	Business Overview	43
C.	Organizational Structure	67
D.	Property, Plants and Equipment	68
ITEM 4A. UNRESOLVED STAFF COMMENTS		68
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		68
A.	Operating Results	75
B.	Liquidity and Capital Resources	80
C.	Research and Development, Patents and Licenses, Etc.	89
D.	Trend Information	89
E.	Critical Accounting Estimates	89

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		90
A.	Directors and Senior Management	90
B.	Compensation	93
C.	Board Practices	99
D.	Employees	109
E.	Share Ownership	110
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	110
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		110
A.	Major Shareholders	110
B.	Related Party Transactions	112
C.	Interests of Experts and Counsel	112
ITEM 8. FINANCIAL INFORMATION		112
A.	Consolidated Statements and Other Financial Information	112
B.	Significant Changes	112
ITEM 9. THE OFFER AND LISTING		113
A.	Offer and Listing Details	113
B.	Plan of Distribution	113
C.	Markets	113
D.	Selling Shareholders	113
E.	Dilution	113
F.	Expenses of the Issue	113
ITEM 10. ADDITIONAL INFORMATION		113
A.	Share Capital	113
B.	Memorandum and Articles of Association	113
C.	Material Contracts	113
D.	Exchange Controls	113
E.	Taxation	113
F.	Dividends and Paying Agents	120
G.	Statement by Experts	120
H.	Documents on Display	120
I.	Subsidiary Information	120
J.	Annual Report to Security Holders	120

ii

iii

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, our business strategy and plans, capabilities of our project portfolio and achievement of operational objectives, progress of our projects, including anticipated timing of related approvals and of completion of our ongoing projects, anticipated regulatory developments, economic, political, industry and market conditions, our objectives for future operations, and our anticipated cash requirements and financing plans are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are contained principally in these sections: Item 3.D. “Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in Item 3.D. “Risk Factors,” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report speak only as of the date of this Annual Report. You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in this Annual Report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Additionally, we may provide information herein or in other locations, such as our website or documents accessible thereby, that is not necessarily “material” under the U.S. federal securities laws for Securities and Exchange Commission (“SEC”) reporting purposes, but that respond to a range of matters, such as certain environmental, social and governance (“ESG”) standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.

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

•	disruptions in trade caused by political, social or economic instability in regions where our components and materials are made;

•	our suppliers’ ability and willingness to perform both existing and future obligations;

•	competition from traditional and renewable energy companies in developing renewable energy projects;

•	potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire;

•	offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks;

•	exposure to market prices in some of our offtake contracts;

•	various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues;

•	the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions;

•	our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected;

•	government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production;

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

•	our dependence on certain operational projects for a substantial portion of our cash flows;

•	our ability to continue to grow our portfolio of projects through successful acquisitions;

•	changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies;

•	our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business;

•	our ability to retain and attract key personnel;

•	our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure;

•	our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war;

•	changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects;

•	the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy;

•	our ability to effectively manage the global expansion of our scale of our business operations;

•	our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel.

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

•	limitations on our management rights and operational flexibility due to our use of tax equity arrangements;

•	potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects;

•	our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future;

•	the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares;

•	various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located;

•	the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; and

•	certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control.

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

The terms “shekels,” “Israeli shekels”, “NIS” and “agorot” refer to the lawful currency of the State of Israel, the terms “dollar,” “US$,” “USD,” “U.S. dollar” and “$” refer to the lawful currency of the United States, the terms “Euro,” “EUR” and “€” and refer to the lawful currency of the European Union and the term “HUF” refers to the lawful currency of Hungary. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report are derived from our financial statements included elsewhere in this Annual Report.

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

CERTAIN DEFINITIONS

As used in this Annual Report, except where the context otherwise requires or where otherwise indicated:

“Advanced Development Projects” refers to our projects that are expected to commence construction within 13 to 24 months of February 26, 2024.

“BOI Exchange Rate” refers to the US Dollar exchange rate reported by the Bank of Israel on February 26, 2024, which was NIS 3.649 to $1.00.

“CEE” refers to central and eastern Europe.

“Clēnera” refers to Clēnera Holdings, LLC, a Delaware limited liability company.

“Clēnera Acquisition” refers to our acquisition of a 90.1% equity interest in Clēnera.

“COD” refers to the commercial operation date of our projects.

“Development Projects” refers to our projects in various stages of development that are not expected to commence construction within 24 months of February 26, 2024.

“GW” refers to gigawatts measured on a direct current basis.

“GWh” refers to gigawatt hours.

“Mature Projects” refers to our projects that, as of February 26, 2024, were operational, under construction or in pre-construction (meaning, that they are expected to commence construction within 12 months of February 26, 2024).

“Merchant Model” refers to the sale of electricity into wholesale energy markets at spot market prices without long-term PPAs or committed offtakers.

 “Merchant Risk” refers to the risks associated with the Merchant Model, such as the lack of price certainty and the lack of a committed offtaker.

“Operational Projects” refers to our Mature Projects that, as of February 26, 2024, were operational and producing energy.

“MW” refers to megawatts measured on a direct current basis.

“MWh” refers to megawatt hours.

“PPA” refers to a power purchase or similar agreement.

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

We may not be successful in converting our Development Projects, Advanced Development Projects and Mature Projects into Operational Projects. The completion of renewable energy projects involves numerous risks and uncertainties, including the risks set forth elsewhere in this “Risk Factors” section. These risks and uncertainties may prevent some projects from progressing to construction and/or operational phases altogether, in a timely manner and on acceptable terms. In addition, for a variety of reasons, we may elect not to proceed with the development or construction of a project currently in our portfolio. Our growth depends on our continued ability to progress projects to the operational phase, and our results in the future may not be consistent with our expectations or historical results. If we are not successful in doing so, we will not continue to grow our portfolio and cash flows.

Projects under development may not be partially or fully developed, financed or constructed.

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

In addition, our projects depend upon obtaining, in a timely and economic manner, interconnection to electric transmission facilities to deliver the electricity we generate. A failure or delay in the operation, development of, or interconnection to, these interconnection or transmission facilities could result in our losing revenues because such a failure or delay could limit the amount of power our Operational Projects deliver or delay the completion of our construction projects. The requests for processing interconnection and transmission requests and conducting the associated studies may become backlogged causing delays in determining interconnection and transmission rights and costs. The costs of such interconnection and transmission facilities for which our projects may be responsible could be significant, uncertain and subject to change, including after a project commences operation. The absence of availability and access to interconnection facilities and transmissions systems, our inability to obtain them in a timely manner, at a reasonable cost and at reasonable terms and conditions, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities may have a material adverse effect on our ability to partially or fully develop our projects, which could materially and adversely affect our results of operations and cash flow.

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

•
the presence or potential presentence of waking or shadowing effects caused by neighboring activities, which reduce potential energy production by decreasing wind speeds or reducing available insolation; and

•
due to the large amount of land required to site solar energy and wind energy projects, there may be greater risk of the presence or occurrence of one or more of the following: (i) pollution, contamination or other wastes at the project site; (ii) protected plant or animal species; (iii) archaeological or cultural resources; or (iv) local opposition to wind energy and solar energy projects in certain markets due to concerns about noise, health, environmental or other alleged impacts of such projects due to the presence or potential presence of land use restrictions and other environment-related siting factors.

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

In recent years, the time required to secure interconnection facilities and transmissions systems has increased, as have interconnection costs, complicating project planning and, for projects under construction or pre-construction, creating additional contractual and financial risk. In some cases, regulators have sought to update procedures for accessing interconnection facilities and transmissions systems, which may cause further delays. If such approval times continue to increase, our development pipeline and ability to complete existing projects could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

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

Any failure to comply with such conditions, inability to obtain and maintain existing or newly imposed permits and approvals, or imposition of impractical or burdensome conditions upon issuance, renewal or over time, could impair our ability to develop, construct or operate a project. In addition, we cannot predict whether seeking any permit will attract significant opposition or whether the process for obtaining any permit will become more expensive or lengthened due to complexities, legal claims or appeals. Delay in the review and process for obtaining any permit for a project can impair or delay the ability to develop, construct or operate a project or increase the cost such that the project is no longer profitable for us. There is no assurance that we will obtain and maintain these governmental permits and approvals, or that we will be able to obtain them in a timely manner and on reasonable terms. Any impediment could have a material adverse effect on our business.

Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs and delays could adversely affect our financial performance.

We are subject to risk from fluctuating market prices of certain raw materials, particularly steel, aluminum, polycrystalline silicon and lithium, which are used in the construction and maintenance of our solar energy, wind energy and battery storage projects. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time. Some of the components and materials related to the equipment we purchase are sourced from outside of markets where we operate through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of shipping and transportation constraints, and other supply chain disruptions.

Changes in international trade policy impacting regions where our components and materials are made could cause future disruptions in trade. For example, concerns about forced labor in China’s Xinjiang Uyghur Autonomous Region (“XUAR”), where certain components and materials are manufactured, have led to legislation in countries such as the United States restricting imports from such region. Specifically, on December 23, 2021, the United States enacted the Uyghur Forced Labor Prevention Act (“UFLPA”), which presumptively prohibits imports of any goods made either wholly or in part in the XUAR. The law, which went into effect on June 21, 2022, creates a rebuttable presumption against “the importation of goods made, manufactured, or mined in the XUAR (and certain other categories of persons in China)” unless the importer meets certain due diligence standards, responds to all inquiries from U.S. Customs and Border Protection (“CBP”) related to forced labor and the CBP determines, based on “clear and convincing evidence,” that the goods in question were not produced wholly or in part by forced labor. CBP has identified silica-based and polysilicon as high-priority sectors for enforcement. While we have implemented policies and controls to mitigate the risk of forced labor in our supply chain, and we do not currently believe that our suppliers source materials for our supply chain from the XUAR, we cannot guarantee that our suppliers and partners will always comply with our policies or our contracts with them. Enforcement of the UFPLA against us or our suppliers could lead to our products being held for inspection by CBP and delayed or rejected for entry into the United States, resulting in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Broader policy uncertainty, including actions in various countries, such as China, have created uncertainty with respect to tariff impacts on the costs of some of these components and materials, and could also reduce Chinese panel production, affecting supplies and/or prices for panels, regardless of supplier. Even if we were not subject to penalties, fines or sanctions or supply chain disruption, if products we source are linked in any way to forced labor in the XUAR, our reputation could be harmed. Member states of the European Union recently approved the European Supply Chain Act, targeting goods within Europe created with forced labor with enforcement beginning in 2028. If definitive approval of the European Parliament and ministers occurs and the law comes into effect, to the extent that any of the products we source were alleged or found to be non-compliant with these restrictions, our reputation may be harmed and our business and supply chain may be impacted.

In addition, the United States currently imposes antidumping and countervailing duties (“AD/CVD”) on certain imported crystalline silicon photovoltaic (“PV”) cells and modules from China and Taiwan. Such AD/CVD can change over time pursuant to administrative reviews conducted by the U.S. Department of Commerce, and an increase in duty rates could have an adverse impact on our operating results. In February 2022, Auxin Solar Inc. (“Auxin”), a U.S. producer of crystalline silicon PV products, petitioned the U.S. Department of Commerce (“USDOC”) to investigate alleged circumvention of AD/CVD with respect to imports of crystalline silicon PV cells and modules assembled and completed in Cambodia, Malaysia, Thailand and Vietnam. On March 28, 2022, the USDOC announced that it would investigate the circumvention alleged in the petition. President Biden’s June 6, 2022 Executive Order on clean energy reiterated the independence and integrity of these ongoing investigations while suspending the collection of AD/CVD for a period of two years.

In its preliminary ruling, the USDOC made a negative circumvention determination as to certain companies but an affirmative circumvention determination as to all four countries. The USDOC announced final determinations several months later which were largely aligned with the preliminary determinations, but with some changes as to the specific company determinations. Auxin and Concept Clean Energy, a U.S. semiconductor manufacturer, filed a lawsuit in the U.S. Court of International Trade on December 29, 2023, challenging the June 2023 Executive Order’s suspension of AD/CVD collections. That case has not yet been resolved. As the timing and progress of many of our projects depend upon the supply of PV cells and modules, the extent to which our operating results could be adversely impacted depends on (among other things) the type of materials, rates imposed and timing of the tariffs, and availability of alternative material sources and manufacturing locations.

In addition, any changes in government policy could result in a more aggressive posture towards trade with China. To the extent legislation is enacted that imposes additional tariffs or other import restraints or requires or incentivizes companies to source more equipment or components from particular sources or domestic sources, it could result in increased costs. Significant price increases for these raw materials could reduce the profitability of our projects, and could harm our business, financial condition and results of operations.

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

Political, social or economic instability in regions where our components and materials are made could cause future disruptions in trade.

In recent years, tensions have increased in the South China Sea and the threat of a takeover of Taiwan by China has grown. Were a physical conflict to break out or if relations further deteriorate, the supply chain for certain raw materials, particularly polycrystalline silicon and lithium, which are used in our solar energy, wind energy and battery storage projects, could be severely impacted, constraining the quality and availability of these materials and increasing their pricing, thereby having a substantial adverse effect on our financial condition or results of operations.

To the extent that continuing political tensions between China and Taiwan adversely affect our business, they may also have the effect of heightening many of the other risks described in our risk factors, such as general market conditions.

Our suppliers may not perform existing obligations or be available or able to perform future obligations, which could have a material adverse effect on our business.

We often rely on a small number of suppliers, such as solar panel suppliers, tracker suppliers, wind turbine manufacturers and battery suppliers to provide equipment, technology and other services required to construct and operate our projects. A number of factors, including the credit quality and quality control of our suppliers, including related to turbines at some of our renewable energy projects in Sweden, as well as import and export restrictions, may affect their ability to perform under our supply agreements. Not all of our equipment suppliers are investment grade entities, and we cannot guarantee that any of our suppliers will sufficiently honor the terms of our contracts in every situation. Moreover, not all our suppliers are Tier 1 as defined by Bloomberg New Energy Finance (“BNEF”) and we have experienced delays and quality assurance failures. If any of these suppliers cannot, or does not, perform under its agreements with us, we may need to seek alternative suppliers and write off existing investments. Alternative suppliers, products and services may not perform similarly, and replacement agreements may not be available on terms as favorable as those in our current agreements or at all.

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

If we fail to complete the construction of a renewable energy project, fail to meet one or more agreed target construction milestone dates, or fail to perform other contract terms, we may be subject to payment obligations arising under significant letters of credit required to be maintained under offtake contracts or interconnection agreements or termination of such agreements, incur significant liquidated damages, penalties and/or other obligations under other project-related agreements, and may not be able to recover our investment in the project. If we are unable to complete the construction of a renewable energy project, we may impair some or all of the capitalized investments we have made relating to the project, which could have an adverse effect on our results of operations in the period in which the loss is recognized. For more details, see “—Projects under development may not be partially or fully developed, financed or constructed.”

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

Our offtakers could become unwilling or unable to fulfill or renew their contractual obligations to us or they may otherwise terminate their agreements with us.

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

Some of our offtake contracts have embedded exposure to market prices.

Pursuant to the de-regulation of the electricity market in Israel that became effective on January 1, 2024, our newly signed corporate PPAs require us to provide power pursuant to each individual customer’s demand profile. This requires us to purchase electricity from the grid or discharge power from our batteries in order to meet customer demands during times that our projects are not generating electricity, such as at night or on cloudy days for our solar energy projects.

Purchasing energy from the grid exposes us to market risk, thereby increasing uncertainty surrounding our projects in Israel and could negatively affect our results of operation.

Risks related to the operation and management of our renewable energy projects

Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection or termination issues, or other adverse consequences.

There are risks associated with the operation of our projects. These risks include, but are not limited to:

•
greater or earlier than expected degradation, or in some cases failure, of solar panels, inverters, transformers, turbines, gear boxes, blades and other equipment (including quality issues and defects we have experienced related to turbines at some of our renewable energy projects in Sweden);

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

These and other factors could have adverse consequences on our solar energy, wind energy or energy storage projects. For example, these factors could require us to shut down or reduce the output of such projects, degrade equipment, reduce the useful life of the project, or materially increase operations and maintenance (“O&M”) and other costs. Unanticipated capital expenditures associated with maintaining or repairing our projects would reduce profitability. Congestion, emergencies, maintenance, outages, overloads, requests by other parties for transmission service, including on our facilities, actions or omissions by other projects with which we share facilities, and certain other events, including events beyond our control, could give rise to a partial or complete curtailment of generation or transmission of energy from our projects and could lead to one or more of our customers terminating their offtake contracts with us. Any termination of a project’s interconnection or transmission arrangements or non-compliance by an interconnection provider, an owner or operator of shared facilities, or another third party with its obligations under an interconnection, shared facilities, or transmission arrangement may delay or prevent our projects from delivering energy to our offtakers. If an interconnection, shared facilities or transmission arrangement for a project is terminated, we may not be able to replace it on terms as favorable as those of the existing arrangement, or at all, or we may experience significant delays or costs in connection with such replacement. In addition, due to supply chain disruptions, replacement and spare parts for solar panels, wind turbines and other key pieces of equipment may be difficult or costly to acquire or may be unavailable.

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

We base our investment decisions with respect to projects on the findings of solar or wind resource studies as well as remote modelling of solar or wind resources conducted by third-party engineers, all of which are used to generate predictions as to solar or wind resource over future periods and forecast methodologies used by third-party engineers may change over time. Actual weather, resource and other climatic conditions at a project site may not conform to the findings of these studies and remote modelling, and our projects may not meet anticipated production or transmission levels. Climatic conditions and resource expectations will continue to change over time, and we cannot accurately predict such changes. Further, weather patterns change in scope and magnitude in ways that diverge from historic trends, making it harder to predict the average annual amount of sunlight striking each of our solar energy project locations or prevailing wind patterns and speeds at our wind energy projects. Climate change also affects the severity and frequency of weather or other natural catastrophes and the geographical regions in which they are experienced. Our inability to accurately predict availability of solar or wind resources could adversely affect our profitability and, as a result, harm our business, financial condition and results of operations.

Our projects may not perform as we expect, and the protection afforded by warranties provided by our counterparties may be limited by the ability or willingness of a counterparty to satisfy its warranty obligations or by the expiration of applicable time or liability limits.

Our projects may take longer to achieve full production, driven by quality and service issues from our suppliers. For example, we have experienced longer ramp up times for wind projects which have begun operations in the past twelve to eighteen months. Although we expect to benefit from various warranties, including construction, product quality and performance warranties, provided by our counterparties in connection with the construction of our projects, the purchase of equipment necessary to operate our projects, and certain other matters, our counterparties may become insolvent, cease operations or otherwise default on their warranty obligations. Even if a counterparty fulfills its obligations, many of our warranties do not cover reimbursement for lost revenue, and we cannot guarantee any warranties will be sufficient to compensate us for all of our losses. Further, there are limitations in most warranties, including limits on liability. Many warranties have exclusions rendering them inapplicable if, for example, the owner does not follow the manufacturer’s operating instructions. We may disagree with a counterparty about whether a particular product defect, performance shortfall or other similar matter is covered by a warranty, in whole or in part, as well as the manner in which any such matter should be resolved. As a result, enforcing any such warranty may be costly or impossible. Such costs may include significant out-of-pocket and internal expenses, some or all of which may not be recovered. The failure of some or all of our projects to perform according to our expectations and limitations to our warranty coverage could have a material adverse effect on our business, financial condition and results of operations.

Our projects are subject to curtailment and other production restriction risks.

Our projects may be subject to curtailment or other production restrictions under various circumstances. Under the terms of certain of our offtake contracts, our projects’ delivery of electricity is subject to curtailment or other restrictions, including by our offtakers, regional transmission organizations or ISOs, for various reasons, including for system maintenance or reliability and stability purposes, negative market prices or due to transmission limitations, emergencies, force majeure or geopolitical circumstances. For example, at project Picasso in Sweden, under our existing offtake contract, energy from the wind farm can be curtailed when market prices for electricity fall below zero.

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

The amount of electricity consumed is affected primarily by overall demand for electricity, which fluctuates in response to factors such as macroeconomic conditions, absolute and relative prices, availability of energy from various sources, energy conservation and demand-side management, as well as environmental and other governmental regulations. Decreases in the price of electricity may negatively impact our business and results of operations. The price of electricity could decrease as a result of:

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

We sell or intend to sell a significant portion of the electricity we generate in Sweden and Spain on the open market at spot-market prices and other select markets in the future. In order to stabilize a portion of the revenue from such sales, we enter into hedging arrangements through a wide range of product types, including but not limited to forward sales and purchases of electricity. Hedging products may consist of physical power, financial swaps and options or structured transactions. If a project does not generate the volume of electricity covered by associated hedging arrangements, we could incur significant losses if electricity prices in the market rise substantially above the fixed price provided for in the hedging arrangement. If a project generates more electricity than is contracted in the hedging arrangement, the excess production will not be hedged and the related revenues will be exposed to market price fluctuations.

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

We depend on certain Operational Projects, and expect to depend on certain future projects, for a substantial portion of our cash flows. For example, Blacksmith accounted for approximately 15% and 13% of our revenue for the year ended December 31, 2022 and the year ended December 31, 2023, respectively. Similarly, Gecama, which we operate on a Merchant Model without a PPA, accounted for 23% of our revenue for each of the years ended December 31, 2022 and December 31, 2023, respectively. Our dependence on Blacksmith and Gecama is expected to decline over time as new projects reach commercial operation.

Our business strategy includes growing our portfolio of projects through acquisitions, which involves numerous risks.

Our strategy includes growing our business occasionally through acquisitions. Acquisitions involve numerous risks, including exposure to existing and future liabilities and unanticipated post-acquisition costs, dependence on approvals by regulatory bodies across various jurisdictions (including, with respect to certain acquisitions in the United States, the Committee on Foreign Investment in the United States), difficulty in integrating the acquired projects into our business and, if the projects operate in new markets, the risks of entering markets where we have limited experience. For example, projects may be acquired from parties that have made inaccurate representations, which exposes us to existing and future liabilities.

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

Solar energy and wind energy have been the leading sources of clean electricity generation to date due to the low cost of electricity and the ability to access these resources in some form in many geographies. Our generation pipeline consists entirely of solar energy and wind energy Development Projects, and therefore our growth is premised on solar energy and wind energy continuing to be the technology of choice for clean electricity generation. Should alternative technologies emerge that limit the demand for solar energy and wind energy technologies, our long-term growth may be adversely impacted.

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

The renewable energy industry has seen long periods of declining equipment costs, which may not continue, or may reverse. For example, in the period between 2020 and 2022, the industry experienced rapidly rising equipment costs globally, driven by the supply chain disruption during COVID-19. Inflation or the absence of cost decreases could adversely affect us by increasing the actual or expected costs of land, raw materials and labor, and other goods and services needed to construct our projects, potentially reducing project profitability. Future increases in actual or expected costs may have an adverse impact on our business, financial condition and results of operations.

Our ability to effectively operate our business could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies effectively depends on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. For example, we announced in January 2024 that Jason Ellsworth, CEO and co-founder of Clēnera, will be stepping down at the end of June 2024. Our key personnel possess development, construction, operational, management, legal, engineering, financial and administrative skills that are critical to the operation of our business. With the growth of the renewable energy industry, we have seen an increase in the need for experienced personnel with applicable experiences. In addition, the market for personnel with the required industry and technical expertise to succeed in our business is highly competitive, and we may be unable to attract and retain qualified personnel to replace or succeed key employees should the need arise. In order to remain competitive in attracting and retaining such personnel, we may need to increase the compensation of our employees, including new hires, beyond our current expectations. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the services of any of these individuals will continue to be available to us in the future.

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

In addition, our operations are subject to risks inherent in conducting business globally. In addition to the cross-border regulatory and legal risks described elsewhere in this Annual Report, our business is subject to risks associated with management communication and integration problems resulting from cultural and geographic dispersion. Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, results of operations and financial condition may suffer. We may be unable to comply with changes in government requirements and regulations, which could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, investigations and enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our platform and could harm our business, results of operations and financial condition.

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

Some of the risks to which we are exposed may not be insurable, including some risks related to terrorism. Our projects in Israel are not fully covered by private insurance for all damage to our facilities that may result from the ongoing war against Hamas and other terrorist organizations. Also, although the State of Israel provides companies with certain compensation for direct damages from the conflict, such coverage does not include loss of future revenues. Even if the risks are generally insurable, we may not maintain or obtain insurance of the type and amount we desire at reasonable rates or at all, and we may elect to self-insure a portion of our portfolio. The insurance coverage we do obtain may contain large deductibles or insufficient coverage or fail to cover all risks or potential losses across our global footprint. We often cannot obtain full coverage at economic rates and are instead limited to probable maximum loss coverage subject to commercially reasonable limits. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including with respect to coverage, deductibles or premiums, or at all.

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

We are subject to risks and costs, including potential negative publicity, associated with lawsuits, claims or administrative proceedings, including lawsuits, claims or proceedings relating to our business or the development, construction or operation of our projects. In addition, we may become subject to legal or administrative proceedings or claims contesting the issuance of a permit or seeking to enjoin the construction or operation of our projects. The result and costs of defending any such proceedings or claims, regardless of the merits and eventual outcome, may be material. Any such proceedings or claims could also materially delay our ability to complete construction of a project in a timely manner or at all or could otherwise materially adversely affect a completed project’s operations. Further, we have little control over whether third-party claims will be brought by one or more third parties, including public and private landowners, offtakers, equipment suppliers, construction firms, labor unions, and O&M and other service providers or their employees or contractors. Defending litigation, delays caused by litigation, and the costs of settling or other unfavorable outcomes, including judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations.

We and third parties with which we do business may be subject to cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war that could have a material adverse effect on our business, financial condition and results of operations, as well as result in significant physical damage to our projects.

Our operations rely on computer systems, hardware, software infrastructure and networks (collectively, “IT Systems”) that we manage or that are managed by third parties with which we do business, such as O&M and other service providers, and on the secure processing, storage and transmission of proprietary, confidential, financial, personal and other sensitive information, including personal information about our employees (collectively, “Confidential Information”). We also rely heavily on IT Systems, including those of third parties, to operate our solar energy and wind energy projects. Failures and disruptions or compromises to our or our critical third parties’ IT Systems may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, bugs, misconfigurations or exploited vulnerabilities in hardware or software, physical or electronic break-ins, human or technological error, intentional conduct, targeted cyber-attacks, or similar events or incidents. Attacks, including those targeting IT Systems, such as electronic control systems used to operate our energy projects or the facilities of third parties on which our projects rely, could severely disrupt business operations and result in loss of service to offtakers and significant expense to repair or remediate system damage.

Although we have taken steps to protect our IT Systems and Confidential Information, we have experienced cyber-attacks in the past and we expect attacks and security incidents to increase in the future. Over approximately the last year, we have identified an increasing number of intrusion attempts into the control systems of our power stations in Israel and in various other countries in which we operate, each of which was blocked by the defensive measures we employ at our facilities. In 2022, several of our corporate email accounts were compromised, which resulted in a payment being made to a fraudulent third-party actor. In addition, in 2021, cybercriminals launched an attack on our IT Systems and managed to gain control over the control system in one of our smaller facilities in Israel. The attackers were not able to disrupt the production of electricity or cause any material damage. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude and global threat actors and terrorists have targeted and will continue to target entities and projects like ours that operate in the energy and infrastructure sectors, including through disruptive attacks, such as those involving ransomware. We cannot guarantee the security or protection of our IT Systems, information or projects and we have little or no control over the IT Systems and facilities of third parties on which our projects rely. Additionally, energy-related facilities, such as substations and related infrastructure, are protected by limited security measures, in most cases only perimeter fencing and security cameras and are therefore potentially vulnerable to physical intrusion. Threat actors (such as ransomware groups) are becoming increasingly sophisticated and using tools and techniques – including artificial intelligence – that are designed to circumvent security controls, to evade detection and to remove or obfuscate forensic evidence. Our defensive measures, including back-up systems and those of critical third parties may fail to timely or effectively anticipate, detect, prevent or allow us to investigate, remediate or recover from cyber-attacks. As a result of Israel’s war with Hamas, we also face increased cybersecurity risks associated with the ongoing conflict and the fact that our headquarters are located in Israel. Our costs to adequately counter the risk of cyber-attacks and to comply with contractual and/or regulatory compliance requirements may increase significantly in the future.

If our security measures or those of critical third parties are disrupted or fail, valuable Confidential Information may be lost; our development, construction, O&M and other operations may be disrupted; we may be unable to fulfill our customer obligations; and our reputation may suffer. These risks may subject us to litigation, regulatory action and fines, remedial expenses, loss of current or future customers or project opportunities and financial losses beyond the scope or limits of our insurance coverage which could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot guarantee that applicable insurance will be available to us in the future on economically reasonable terms or at all. In addition, the White House, the SEC and other regulators, including in European countries in which we operate, have increased their focus on cybersecurity vulnerabilities and risk management, which have resulted in new rules, regulations or standards, and may continue to do so in the future, that could increase our costs of compliance, decrease revenues and have other adverse effects on our results. For example, in September 2023, one of our renewable energy projects in Sweden, the Picasso project, was asked to demonstrate its compliance with the cybersecurity requirements of the Swedish Energy Agency. In addition, the Cyber Incident Reporting for Critical Infrastructure Act (CIRCIA) was signed into law on March 15, 2022. CIRCIA mandates that all owners and operators of critical infrastructure report cyber incidents to the U.S. Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency (CISA) within 72 hours and ransomware payments within 24 hours.

Our current portfolio, as well as projects we may develop or acquire and the facilities of third parties on which our projects rely, may be targets of attacks, burglaries or terrorist attacks (particularly our project portfolio in Israel, which are at greater risk due to various conflicts in the region) and may be affected by responses to terrorist attacks, each of which could fully or partially disrupt our projects’ ability to produce, transmit, transport and distribute energy. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. To the extent such acts constitute force majeure events under our offtake contracts or interconnection agreements, the applicable offtaker generally may reduce or cease making payments to us and may terminate such offtake contract or interconnection agreement if such force majeure event continues for a period typically ranging from six to 12 months as specified in the applicable agreement. Any such attack could result in significant reconstruction or remediation costs, or otherwise disrupt our business operations, any of which could have a material adverse effect on our business, financial condition and results of operations. For more information, see Item 16.K “Cybersecurity.”

We are subject to stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, collect, store, process, share, transfer, disclose and use personal information in the course of our business. We are subject to numerous federal, state, local and foreign laws and regulations regarding privacy, data protection and data security, the scope of which are changing, subject to differing interpretations and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. For example, the Israeli Privacy Protection Law 5741-1981 and its regulations, the EU’s General Data Protection Regulation and Member State laws and the data protection and security laws of other jurisdictions impose onerous obligations – including around transparency, data breach reporting and international data transfers – with respect to our processing personal data of individuals. We are also subject to certain contractual obligations related to privacy, data protection and data security. The legal and regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, and may conflict with our other legal obligations or our practices. Any failure or perceived failure by us to comply with our privacy, data protection and data security obligations may result in governmental investigations or enforcement actions, litigation or other claims that could result in significant liability (including monetary penalties or requirements to alter our processing operations), and otherwise materially and adversely affect our reputation and business. Further, any significant change to applicable laws, regulations or industry practices regarding privacy, data protection and data security could increase our costs and require us to modify our operations, possibly in a material manner.

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

We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

We increasingly operate our business globally, with customers and suppliers located in a variety of countries. As we continue to grow our business and expand our operations globally, we expect to enter new jurisdictions in which we have limited or no experience. Our global operation exposes us to a number of risks, including:

•	limited relationships with international customers;

•	difficulty in managing multinational operations;

•	competitors in overseas markets who have stronger ties with local customers and greater resources;

•	fluctuations in currency exchange rates;

•	challenges in providing appropriate products and services and support in these markets;

•	challenges in managing our overseas sales strategies effectively;

•	unexpected transportation delays or interruptions or increases in international transportation costs;

•	difficulties in operating products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions;

•	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

•	changes in a specific country or region’s political or economic conditions or policies; and

•	governmental policies favoring domestic companies in certain foreign markets or imposing trade barriers including tariffs, taxes and other restrictions and charges.

If we are unable to effectively manage these risks, our ability to operate and expand our business will be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Our recent entry into new lines of business may not perform to expectations.

In February 2024, we announced the acquisition of Aria Energy Ltd., which develops, constructs, owns and operates small PV and storage systems primarily for municipal rooftop customers and agri-solar in Israel. In addition, in March 2024 we announced that we entered into definitive agreements to form a joint venture with Electra Power, which will focus on marketing and supplying renewable electricity to households and small businesses. The joint venture is subject to the approval of the Israeli Competition Authority. These represent our first entry into the non-utility segments of renewable energy, and we hope to grow our activity in this segment gradually over time. For a variety of reasons, we may not prove successful in these new ventures, including lack of management expertise and adequate knowledge of the municipal market for PV systems and of direct marketing and supplying of electricity to consumers. In addition, management could be distracted from our core focus on utility scale renewable energy, and opportunities for us to expand in the future into additional non-utility spaces may not materialize.

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

For example, we require certain licenses to produce and sell electricity in Israel, and may need further licenses in the future. The Israel Electricity Authority (the “EA”) determines the tariff we will receive for the electricity we generate on the date of tariff approval (as well as fees we are required to pay to the Israel Electric Corporation (the “IEC”), for system operation services provided to us), requiring that we sign a purchase agreement with the IEC to purchase the electricity we produce as a condition for our receipt of a license. We are required to operate exclusively in accordance with the license terms, and are not entitled to withdraw from the PPAs, or to cancel the licenses, without the EA’s approval. Any change in license terms requires the approval of the EA or other regulators. In the event of breach of the terms of our license agreements, we could be subject to a variety of sanctions, including revocation or suspension of the license or loss of the guarantee provided by the license.

Our projects and certain upstream owners may be subject to books and records requirements and accounting and recordkeeping requirements. Our projects may also be subject to certain reliability standards, administrative compliance obligations, reporting requirements and burdens. We and our projects could be exposed to criminal and civil penalties, sanctions, disgorgement of profits and substantial monetary penalties for failure to comply with any such regulatory requirements.

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

At both the European Union and member country levels, European countries have responded to the increased energy prices experienced in the last year by proposing a number of measures including the imposition of caps on energy prices, changes to price formulations and the proposal of windfall taxes on energy companies, including companies that generate renewable energy. These measures are aimed at protecting customers from increased prices and, with relevance to our business, by reducing and/or taxing revenue from energy generation. The scope of these measures is currently evolving and likelihood of their being enacted into law is uncertain; however, of the measures already announced, we anticipate that revenues from our Operational Projects in Spain and Sweden would be negatively affected by enactment of the European Union’s proposed electricity price cap. It is possible that these measures may intensify in the future such that they materially affect our performance and financial results. It is also possible that other countries in which we operate will adopt analogous measures.

Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.

Our strategy to grow our business partly depends on current government policies in the United States, Europe and globally that promote and support renewable energy and enhance the economic viability of developing, investing in, constructing, owning and operating renewable energy projects. In the United States, renewable energy projects currently benefit from various federal, state and local governmental incentives, such as investment tax credits (“ITCs”), premium tax credits (“PTCs”) and Renewable Portfolio Standards (“RPS”) programs, accelerated tax depreciation, and other incentives provided for under the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”). In the European Union, the Renewable Energy Directive provides an economy-wide target for renewable energy use that is sought to be achieved, with individual member states of the European Union (“Member States”) introducing domestic legislation including incentives to encourage higher uptake. Other jurisdictions may also implement policies to incentivize renewable energy projects.

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

Governmental incentives and regulations that promote the development of renewable energy projects could change at any time, and any loss or reduction in any or all of these renewable energy incentives and subsidies may reduce our willingness to pursue or develop certain renewable energy projects due to higher development costs or less attractive financing opportunities. Notably, considerable amendments to the European Union’s Renewable Energy Directive entered into force in November 2023, which increased the targets for renewable energy use in the European Union. Member States are permitted an 18-month period to transpose the majority of the revised directive’s provisions, which include an overall renewable energy target of at least 42.5% across the European Union by 2030, with an ambition of 45%. In addition, electricity is a sector included in the European Union’s carbon border adjustment mechanism, which will begin requiring financial adjustments to be made on the import of certain products into the EU from 2026. This is a regulatory area that continues to evolve, and the specific nature of any new targets and/or proposal adopted in relation to renewable energy may have a material impact on the economic attractiveness of our projects to investors. In addition, a high level of governmental involvement in this sector, including with respect to promoting domestic renewable energy production, can mean that this sector is the subject of trade disputes and resulting import/export restrictions, including tariffs.

Additionally, some jurisdictions in the United States with RPS targets and a number of European Union Member States with national targets for renewable energy use pursuant to the Renewable Energy Directive, have met, or in the near future will meet, their renewable energy targets. If these jurisdictions do not increase their targets in the near future (noting that, in the case of European Union Member States, these targets are likely to increase as part of the transposition of the amendments to the Renewable Energy Directive), demand for additional renewable energy could decrease. To the extent other jurisdictions do not adopt targets (including RPS targets), programs, or goals, demand for renewable energy could decrease in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to grow our business.

We may be negatively affected by tariffs or trade relations between the United States, China, the European Union, Israel and other countries.

We may be negatively affected by tariffs or adverse developments in trade relations among the United States, China, the European Union, Israel and other countries, including any actions that may be taken by other countries in retaliation. Tariffs, the adoption and expansion of trade restrictions, the occurrence or exacerbation of a trade war, or other governmental action related to tariffs, trade agreements or related policies could adversely affect our supply chain, access to equipment, costs and ability to economically serve certain markets. For example, the Section 201 safeguard quotas and tariffs introduced by the United States in January 2018 were imposed on certain solar cells and modules imported into the U.S. In February 2022, the Section 201 tariffs were extended for an additional four years. Section 201 quotas and other import restraints could introduce supply and cost challenges to construct projects in the United States. We may be negatively affected by additional restrictive economic measures, such as tariffs or other changes to U.S. trade policies. Additional tariffs including retroactive tariffs and extensions of existing tariffs are currently being considered by the U.S. government. This includes tariff risks associated with AD/CVD, circumvention inquiries, and safeguard tariffs all as described earlier in this document under disruptions to supply chain. Any further cost increases or decreases in availability caused by trade policies could slow our growth and cause our financial results and performance metrics to suffer.

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

We currently have interactions with government entities around the world which expose us to potential risks under anti-corruption and anti-bribery laws. As we increase our international sales and business, our risks under these laws may increase. In addition, we may participate in relationships with third parties whose conduct could potentially subject us to liability under the FCPA or other anti-corruption laws even if we do not explicitly authorize or have actual knowledge of such activities. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures, and may also result in collateral litigation. We have established policies and procedures designed to assist us and personnel acting on our behalf in complying with applicable anti-bribery and anti-corruption laws and regulations; however, these policies and procedures may not prevent violation of these legal requirements, inadvertent or otherwise.

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

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations and requirements regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

Various regulatory authorities have imposed, and may continue to impose, mandatory substantive and/or disclosure requirements with respect to ESG matters. For example, we expect to be subject to the SEC’s climate disclosure rules. We may also be subject to, or indirectly impacted by, the requirements of the European Union Corporate Sustainability Reporting Directive and/or other European Union and national regulatory frameworks, various disclosure requirements (such as information on greenhouse gas emissions, climate risks, use of offsets, and emissions reduction claims) from the State of California, the International Sustainability Standards Board sustainability and climate disclosure standards, among other regulations or requirements. Any of the foregoing may require us to make additional investments in facilities and equipment, require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls, may impact the availability and cost of key raw materials used in the production of our products, and, in turn, may adversely impact our business, operating results, and financial condition. Moreover, these requirements may not always be uniform across jurisdictions, which may result in increased complexity, and cost, for compliance. Additionally, many of our suppliers, customers and business partners may be subject to similar requirements, which may augment or create additional risks, including risks that may not be known to us.

Further, while we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve our ESG profile, such initiatives or achievements of such commitments may be costly and may not have the desired effect. For example, expectations around a company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control, including certain stakeholders that may take a more negative view of ESG initiatives in general. In addition, we may commit to certain initiatives or goals but not ultimately achieve such commitments or goals due to factors that are within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations.

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

Moreover, as a result of widespread inflation in the global economy, certain governmental authorities responsible for administering monetary policy have recently increased, and may continue to increase, applicable central bank interest rates, which could increase the costs required to obtain debt financing in the future or refinance current indebtedness. We manage our interest rate exposure by monitoring current interest rates, entering into interest rate swap contracts and continuing to use a combination of fixed-rate and variable-rate debt. Interest rate swaps are used to mitigate or adjust interest rate exposure when appropriate based upon market conditions or when required by financing agreements. As of December 31, 2023, we had approximately $206 million of consolidated variable-rate debt outstanding net of deferred financing costs and $2.3 billion of fixed-rate debt outstanding. Variable rate debt largely consisted of 20% from the senior debt of our Björnberget project and draws on our credit facility with Bank Leumi Le-Israel Ltd and Bank Hapoalim Ltd., as discussed elsewhere in this Annual Report. Assuming no change in the variable-rate debt amount outstanding, the impact on interest expense of a 2% increase or decrease in the average interest rate would be approximately $1.8 million per year.

In February 2024, Moody’s downgraded Israel’s credit rating from A1 to A2, due in part to the effects of its ongoing war with Hamas, and lowered Israel’s credit outlook from stable to negative, signaling the possibility of further downgrades in the future. We rely on access to the Israeli financial markets to source a wide range of corporate finance, including corporate bonds, convertible bonds, corporate credit facilities, letters of credit facilities and equity capital. As of February 26, 2024, we have $478 million in issued debt in the form of bonds. The Moody’s downgrade may raise our borrowing costs by increasing the interest we will need to pay to our lenders and bond purchasers. If Moody’s continues to downgrade Israeli’s credit rating, or if other rating agencies do the same, our access to Israeli financial markets and ability to finance future projects could be materially impacted.

Our subsidiaries’ substantial amount of indebtedness may adversely affect our ability to operate our business, and our failure to comply with the terms of our indebtedness could have a material adverse effect on our financial condition.

As of December 31, 2023, our consolidated indebtedness, net of deferred financing costs, was approximately $2.5 billion. For more information, see Item 5. “Operating and Financial Review and Prospects.” Our subsidiaries’ substantial indebtedness could have consequences on our business operations. For example,

•
if our subsidiaries are unable to fulfill payment or other obligations or comply with their covenants under the agreements governing our indebtedness, such subsidiaries could default under such agreements or be rendered insolvent, or lenders may exercise rights and remedies under the terms of such agreements, such as foreclosure on us, our subsidiaries, or our and their projects or other assets, which could materially adversely affect our business, financial condition and results of operations;

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

If our subsidiaries do not comply with their obligations under their debt instruments, they may be subject to acceleration of the obligations thereunder, requiring them to refinance all or a part of the indebtedness under such instruments, which may force us to accept then-prevailing market terms that may be less favorable and could reduce our cash flow. If, for any reason, our subsidiaries are unable to refinance such indebtedness of our projects, those projects may be in default of their existing obligations, which may result in a foreclosure on the collateral and loss of the applicable projects. In addition, if for any reason our subsidiaries are unable to refinance the existing indebtedness of our projects with new debt, we may issue additional ordinary shares or other equity interests in us or any of our subsidiaries, which may dilute the then-existing holders of ordinary shares in our net assets, or we may be required to guarantee the obligations of our subsidiaries, which could subject us to increased credit risk. Any such events could have a material adverse effect on our business, financial condition and results of operations.

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

Our U.S. projects will often rely on third-party tax equity funding either via traditional tax equity partnerships or through the transfer market to capitalize on available tax incentives because we do not have sufficient tax capacity to make use of all such credits. We intend to develop or acquire projects in the future that utilize tax equity financing to monetize tax benefits available to certain renewable energy assets. However, no assurance can be given that tax equity investors will be available or willing to provide financing on acceptable terms at the time of any such development or acquisition or that the tax incentives and benefits that are needed to make tax equity financing available will remain in place. Furthermore, as the renewable energy industry expands, the cost of tax equity financing may increase and there may not be sufficient tax equity financing available to meet the total demand in any year. Our business strategy depends on the availability of tax equity financing to develop and acquire additional assets. Therefore, our inability to enter into tax equity financing agreements with attractive pricing terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our subsidiaries incur various types of debt and other obligations. Project non-recourse debt or obligations are repayable solely from the applicable project’s or entity’s future revenues and, in some cases, are secured by the project’s or entity’s physical assets, major contracts, cash accounts and our ownership interests in other entities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so or unable to do so on favorable terms, and thus may be liable for some or all of our subsidiaries’ obligations on a recourse basis. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries, as well as other sources of available cash, reducing the cash available to execute our business plan. For example, in 2023 we invested $304 million of equity in the Atrisco Solar project, $204 million above what was originally planned, driven by delays in securing non-recourse construction finance. These funds were subsequently recycled back to our balance sheet following the financial close of the project in December 2023. In addition, if our subsidiaries default on their obligations under non-recourse financing or other agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral (which foreclosure would result in a loss of our ownership interest in the subsidiary or in some or all of its assets). Such payments or losses could have a material adverse effect on our business, financial condition and results of operations.

The use of traditional tax equity partnership arrangements to finance projects will limit certain management rights and operational flexibility with respect to those projects, as well as our rights to cash flows, tax credits and depreciation deductions generated by those projects.

We expect that some of our U.S. projects will utilize traditional tax equity partnership structures. Under many of these arrangements, a tax equity investor acquires an equity interest in the company that directly or indirectly owns the project, which entitles the tax equity investor to a significant percentage of the tax credits and depreciation deductions generated by the project, as well as a percentage of the project’s cash flows (which may be significant in certain transactions), until a certain point in time. If a project underperforms, it could delay such point in time and, as a consequence, a tax equity investor may become entitled to receive a greater percentage or, in some cases, all of the project’s cash flows until such point in time. The tax equity investor also has the right to approve most major management decisions with respect to the applicable project. These approval rights include decisions regarding material capital expenditures, replacement of major contracts, bankruptcy and the sale of the applicable project. To the extent we want to incur project-level debt at a project in which we co-invest with a tax equity investor, we may be required to obtain the tax equity investor’s consent prior to such incurrence. In addition, the amount of debt that could be incurred by an entity in which we have a tax equity co-investor may be further constrained because even if the tax equity investor consents to the incurrence of the debt at the entity or project level, the tax equity investor may not agree to pledge its interest in the project, which could reduce the amount that can be borrowed by the entity. As a result, compliance with our obligations to our tax equity investors may prevent us from making certain business decisions.

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

Many projects in our portfolio are owned through certain joint ventures or with other partners. In particular, we have sold minority interests in several of our projects to major Israeli institutional bodies. Our strategy going forward is to occasionally sell minority interests targeting 30% in our projects near the completion of construction. In some cases, all or a portion of our projects are owned by an investment fund we manage, and in some cases our management decisions are subject to investor consent rights. Our co-owners and fund investors may have interests that are different from ours which may result in conflicting views as to the conduct and management of the projects. Although we currently control these and expect to control future projects, we may not be able to favorably resolve disagreements with our partners or investors arising from a particular issue to come before the project, or as to the operation or management of the project, and such disagreements could hinder the operations of such project, or require additional management resources and attention. Any disagreements with our partners or investors could adversely affect our business plans, including our ability to recycle capital in our business, and results of operations.

We may not be able to fund our business through sales of existing assets or equity in our existing projects, which could adversely affect our liquidity to fund future growth.

We may seek to fund future acquisitions and the development and construction of new projects by selling assets or equity interests in our projects. Our ability to sell such assets or interests, and the prices we receive upon a sale, may be affected by many factors, and we may be unable to execute our strategy. In particular, these factors could arise from weakness in or the lack of demand, changes in the financial condition or prospects of prospective purchasers and the availability of financing to potential purchasers on reasonable terms, the number of prospective purchasers, the number of competing properties on the market, unfavorable local, national or international economic conditions, industry trends, and changes in laws, regulations or fiscal policies of jurisdictions in which the asset is located. We may not be able to sell such assets or interests, the terms of any such sales may not meet our expectations, and we may incur losses in connection with those sales, which could result in less liquidity to fund future growth. Failure to complete such sales may cause us to seek liquidity from alternative sources, such as raising additional debt or equity and diluting existing shareholders, which may be less favorable to our shareholders and could have a material adverse impact on our business, financial condition and results of operations.

Risks related to our financial condition

Our corporate structure and intercompany arrangements are subject to increasingly complex tax laws of various jurisdictions, and we could be obligated to pay additional taxes.

We are an Israeli company and therefore subject to Israeli corporate income tax. Based on our current corporate structure and operations, we are also subject to taxation in several other jurisdictions around the world.

Tax laws in Israel and these other jurisdictions have grown increasingly complex, and the application thereof can be uncertain. In addition, we are subject to a variety of bilateral and multilateral tax treaties, which can change at any time and impose on us less favorable tax treatment than we currently enjoy. We utilize a variety of tax planning services to address this complexity, but there can be no assurance that we will remain in compliance in the jurisdictions in which we operate, which could subject us to the risk of tax enforcement actions.

The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the reported tax treatment does not reflect the manner in which we operate our business. Moreover, given the multijurisdictional developments under the Organization for Economic Co-operation and Development efforts to standardize and modernize global corporate tax policy, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

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

Furthermore, we maintain the majority of our cash and cash equivalents in accounts with major and highly rated multi-national or local financial institutions, and our deposits at certain of these institutions significantly exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Currency exchange rate fluctuations may affect our operations

We are exposed to currency exchange rate fluctuations. For example, 67% of our revenue for the year ended December 31, 2023 was denominated in EUR and approximately 27% was denominated in NIS. Moreover, the cash on our balance sheet as of February 26, 2024 is largely held in USD, while our future investments in projects will largely be denominated in both USD and EUR. We expect revenue from the European and Israeli markets to continue to represent a meaningful portion of our revenue, though we also expect revenue denominated in USD from projects located in the United States to increase in the coming years. Given that a significant portion of our headquarter expenses are denominated in NIS and USD while our revenue is denominated in multiple currencies, we are exposed to the risks inherent in currency exchange rate fluctuations.

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

As a U.S. public company, and particularly after we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering in the United States, which we completed on February 13, 2023 (the “U.S. IPO”). The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and internal controls and corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will continue to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and make it more difficult for us to attract and retain qualified members of our board of directors.

We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs as a result of compliance with these rules and regulations. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act that we are required to include in our annual reports that we file with the SEC, beginning with this Annual Report. The report by management needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market.

Additionally, so long as we retain our status as an “emerging growth company,” our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time as we lose our status as an emerging growth company, we will be required to include in our annual report such attestation of our independent registered public accounting firm, which and may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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

Our quarterly and annual operating results and our ability to grow are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past and expect to experience such fluctuations in the future. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	fluctuations in demand for solar energy or wind energy;

•	our ability to complete our wind energy and solar energy projects in a timely manner;

•	the availability, terms and costs of suitable financing;

•	our ability to continue to expand our operations and the amount and timing of expenditures related to this expansion;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments;

•	expiration or initiation of any governmental rebates or incentives;

•	actual or anticipated developments in our competitors’ businesses, technology or the competitive landscape;

•	general economic and political conditions and government regulations in the countries where we currently operate or may expand in the future;
•	the war between Israel and Hamas; and

•	natural disasters or other weather or meteorological conditions, or pandemics, epidemics or global health emergencies.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance.

Our actual financial results may differ materially from any guidance we may publish from time to time.

We may, from time to time, provide guidance regarding our future performance that represents our management’s estimates as of the date such guidance is provided. Any such guidance would be based upon a number of assumptions with respect to future business decisions (some of which may change) and estimates, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies (many of which are beyond our control). Guidance is necessarily speculative in nature and it can be expected that some or all the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Our ability to meet any forward-looking guidance is affected by a number of factors, including, but not limited to, our ability to complete our wind energy and solar energy projects in a timely manner, and pricing of offtake contracts we enter into, changes in construction and operating costs, changes in electricity prices, the availability of financing on acceptable terms, the availability of rebates, tax credits and other incentives, changes in policies and regulations, fluctuations in production at our facilities, the availability and cost of solar panels, wind turbines, inverters, batteries and other raw materials, as well as the other risks to our business described in this “Risk Factors” section. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results may vary from such guidance and the variations may be material. Investors should also recognize the reliability of any forecasted financial data diminishes the farther into the future the data is forecast. In light of the foregoing, investors should not place undue reliance on our financial guidance and should carefully consider any guidance we may publish in context.

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

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums, certain shareholder approval requirements in connection with equity-based compensation of officers, directors, employees or consultants and certain requirements relating to independent director oversight of director nominations. For more information, see Item 6.C “Board Practices—Corporate Governance Practices” and Item 16.G “Corporate Governance.” We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we no longer qualify as a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Prior authorization from the Federal Energy Regulatory Commission (“FERC”) may be required for the direct or indirect transfer, sale, acquisition or other disposition of 10% or greater of our securities.

U.S. federal law requires our subsidiaries that are FERC-jurisdictional public utilities either to (1) obtain prior authorization from FERC or (2) qualify for a blanket authorization granted by FERC order or available under FERC’s regulations, in each case for the direct or indirect transfer, sale or other disposition of 10% or greater of our voting securities or the voting securities in any of our FERC-jurisdictional public utility companies. Similar restrictions imposed by U.S. federal law apply to a purchaser of our securities who is a holding company under the Public Utility Holding Company Act of 1935 in a holding company system that includes a transmitting utility or an electric utility. Accordingly, as a general matter, absent prior authorization by FERC or qualification for a blanket authorization granted by FERC order or available under FERC’s regulations, no purchaser, together with its affiliates (as defined in FERC’s regulations), can legally acquire, directly or indirectly, 10% or more of us and our FERC-jurisdictional public utility subsidiary’s issued and outstanding securities or otherwise acquire control over us and our FERC-jurisdictional public utility subsidiary. A violation of these requirements could subject the party in violation to substantial civil or criminal penalties under U.S. federal law, including possible sanctions and FERC rendering the transaction void.

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

Based on our market capitalization and the current and anticipated composition of our income, assets, and operations, we believe that we were not a PFIC for the year ended December 31, 2023 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the year ended December 31, 2023 or the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be active business commodities gains under the Code. Based on the manner in which we operated in the year ended December 31, 2023, currently operate and intend to operate, we believe it reasonable for United States Holders (as defined in Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations for United States Holders”) to take the position that our gross income from energy sales is active. However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the United States Internal Revenue Service (“IRS”) or a court will agree with this position. If our income from sales of energy is not treated as derived from an active commodities business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear, and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2023 or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations for United States Holders—Passive Foreign Investment Company Considerations.”

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

Risks related to our incorporation and location in Israel

Israel is currently at war, and the duration, scope and effects of the war are unknown.

We are incorporated under Israeli law, and our principal offices and a certain portion of our manufacturing facilities are located in Israel. In addition, many of our employees, including our management team, are Israeli residents and certain of our projects from which we derive revenue are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, following which, Israel’s government declared war against Hamas. Other terrorist groups such as the Hezbollah from Lebanon, and the Houthis from Yemen have launched attacks on Israel in support of Hamas. The military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on our company.

To date, the war has not had material effects on our operations or financial results. However, if the war continues or escalates, it may affect us in several ways, including:
•
Human Resources: approximately 18% of our Israeli employees and managers were called to active reserve duty, although as of the date of this Annual Report most have been released from such service; it is possible that the war will require additional reserve duty call-ups and more of our employees and managers or their family members will be called to active reserve duty, which may prevent them from working effectively or at all.

•
Macro-economic effects: the war has caused and may continue to cause negative domestic macro-economic effects that could materially impact our business and operations, such as inflation, depreciation of the Shekel, bearish capital markets, reduced availability of credit and financing sources and decline in growth.

•
Trade curtailment: the war may lead to interruptions and curtailment of trade between Israel and its trading partners, which could result in reductions in the demand for our offerings or constraints or disruptions in the supply of components required for our products. Certain countries and organizations may impose trade or other trade or financial sanctions on Israel, which could impact our ability to conduct our business.

•
Shipping costs: the global shipping industry is experiencing disruptions due to various factors, including the rerouting of shipping away from the Suez Canal due to attacks by Houthis on commercial shipping vessels in the Gulf of Aden and the Red Sea, which has caused a substantial increase in rates for some shipping routes. This and other factors have caused a worldwide increase in shipping rates, which has impacted the Company.

•
Damage to infrastructure: terror and missile attacks may lead to infrastructure damage, such as to various of our facilities and projects located in Israel, including communications networks, computer infrastructure and other cyber assets, which may lead to interruptions in our operations. For example, in June 2023, we commissioned the first wind turbine at Genesis Wind, which, when complete, is set to be the largest renewable energy project in Israel. Genesis Wind is located in the Golan Heights, an area under frequent rocket attack from Hezbollah since the start of the war. Were Genesis Wind to be damaged by rocket attack or collateral damage, it may be difficult or impossible to access it for maintenance and repairs. Although the Israeli government may cover the reinstatement value of certain damages that are caused by terrorist attacks or acts of war, we cannot be certain that such government coverage will be available to us or maintained or that, if available, will sufficiently cover our damages.

•
Reputation and international relations: as a result of the war, public opinion in the international community towards Israel, Israeli companies and Israeli industries may be negatively affected. Prior to the recent war, several countries restricted doing business with Israel and the State of Israel and Israeli companies were subjected to economic boycotts. It is difficult to anticipate if and how such sentiments and other political developments will impact our clients, backlog of orders or financial results; however, it is possible that a limited number of customers will hold, delay or cancel existing or future orders as a result of the war and the shift in international relations and politics. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

The ongoing war is rapidly evolving and could disrupt our business and operations, affecting our financial results in material ways not discussed above, or to a degree that is not currently anticipated by us.

As some of our wind energy and solar energy projects are located in the Golan Heights, including Genesis Wind which began operating in June 2023, rising political tensions and negative publicity may negatively impact our business.

Some of our wind energy and solar energy projects are located in the Golan Heights. For example, in June 2023, we commissioned the first wind turbine at Genesis Wind in the Golan Heights. When complete, Genesis Wind is set to be the largest renewable energy project in Israel. The Golan Heights are currently under Israeli jurisdiction and authority. While the United States recognizes Israeli sovereignty over the Golan Heights, the European Union does not. There has been negative publicity, primarily in Western Europe, against companies operating in the Golan Heights.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Articles of Association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s registered share capital, mergers and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company.

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

Item 4. Information on the Company

A.          History and Development of the Company

Enlight Renewable Energy Ltd. was founded on August 6, 2008 and merged into a company named Sahar Investments Ltd. in 2010, which subsequently changed its name to Enlight Renewable Energy Ltd. on August 4, 2010. Our commercial name is Enlight Renewable Energy. In February 2023, we listed our shares on the Nasdaq Global Select Market under the symbol “ENLT” and our ordinary shares have traded on the Tel Aviv Stock Exchange (“TASE”) since February 2010. We are a company limited by shares and organized under and subject to the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 520041146. Our principal executive offices are located at 3 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

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

For a description of our principal capital expenditures and divestitures as well as other important events in the development of our business, see Item 5.B. “Liquidity and Capital Resources” and Note 26B(4) to our consolidated financial statements included elsewhere in this Annual Report.

Selected Recent Developments

Portfolio Changes:

Our Operational Projects portfolio grew by 487 MW of generation capacity and 277 MWh of energy storage capacity in the one-year period ended February 26, 2024, including Genesis Wind, the largest renewable energy project in Israel; Apex Solar, located in southwestern Montana and Enlight’s first project to reach commercial operations in the United States; AC/DC, our second project to reach commercial operation in Hungary; and portions of the Solar + Storage cluster in Israel.

In that same period, our Mature Projects portfolio grew by 846 MW of generation capacity and 2.9 GWh of energy storage capacity, including Country Acres and Quail Ranch, two combined solar and storage projects located in the Western U.S., both of which have signed PPAs and interconnection agreements; and Roadrunner, our new flagship solar and storage project in the Western U.S., totaling 294 MW and 940 MWh, with a signed 20-year busbar PPA with AEPCO and a signed interconnection agreement.

Our Development Projects portfolio (including both Advanced Development and Development components) increased in such period by 834 MW of generation capacity and 7.2 GWh of energy storage capacity.

On March 27, 2023, we announced finalizations of financing agreements related to project Pupin in Serbia and projects Tapolca and AC/DC in Hungary.

Access to Financing:

In the one-year period ended February 26, 2024, we secured $511 million of project finance relating to Atrisco Solar in the U.S. and Israel Solar and Storage. We also secured $198 million of tax equity, and raised NIS 319 million through an unsecured bond issuance in Israel at a 5.8% effective yield. In addition, we sold non-core projects with a value of $19 million, in tandem with our strategy of selling portions of our assets to raise funds for future growth.

B.          Business Overview

Overview

We are a global renewable energy platform, founded in 2008 and publicly traded on the TASE since February 2010 and on Nasdaq since February 2023. We develop, finance, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to ownership and operations, enables us to deliver strong project returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi-technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies to deliver highly profitable projects at reduced risk. As of February 26, 2024, our global portfolio of utility-scale, renewable energy projects included approximately 20.6 GW of multi-technology generation capacity and approximately 30.7 GWh of energy storage capacity, of which approximately 5.4 GW and approximately 5.6 GWh, respectively, are from Mature Projects.

We act as both a project developer and a power producer, controlling the entire project life cycle through the value chain. Our successful track record and expertise in project development, having reached ready to build (“RTB”) status on projects with an aggregate capacity of 4.2 GW and 1.9 GWh globally (including projects developed by Clēnera prior to the Clēnera Acquisition) from our founding to February 26, 2024, enable us to identify and deliver highly profitable projects. Our in-house project development capability, which includes extensive greenfield development capabilities across our largest markets, gives us access to projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Our development arm also serves as our organic growth engine, providing us with significant levels of visibility into the future of our business through our large project pipeline. Moreover, as a power producer with approximately 1.9 GW of generation capacity and 277 MWh of storage capacity across our Operational Projects as of February 26, 2024, we benefit from steady long-term, contracted cash flow, which we believe will increase as our projects under construction and in pre-construction, including approximately 3.5 GW of generation capacity and approximately 5.4 GWh of energy storage capacity, reach commercial operation. These long-term cash flows facilitate the financing of our overall activity at a competitive cost of capital.

Since our founding in 2008, we have transformed into a global renewable energy platform, operating across 11 different countries on three continents and across multiple technologies. From a technological perspective, we develop wind energy and solar energy projects, as well as energy storage projects, both collocated with solar energy projects and on a standalone basis. From a geographical perspective, we operate at scale in eight different countries throughout Europe, in the U.S. and in Israel. Our global platform includes what we believe are some of the largest onshore wind and combined solar and storage projects across the United States, Western Europe and Israel, which are either operational, under construction or in pre-construction, highlighting our ability to identify and deliver projects of scale across our global platform. In August 2021, we established our operations in the United States through the acquisition of Clēnera, a U.S.-based greenfield developer of utility-scale solar energy and energy storage projects, with a focus on the Western United States. Of our 5.4 GW of Mature Projects, 3.1 GW was located in the United States as of February 26, 2024, highlighting the increasing proportion of the projects located in the United States in our overall activity. We believe that our unique breadth of market presence and multi-technology capabilities enable us to optimize our capital allocation, based on power market fundamentals, changing regulatory environments, supply chain access and other considerations, while also diversifying our portfolio of projects and limiting our exposure to individual market disruptions.

Our control over the entire project life cycle coupled with our strategic approach to market and technology selection has enabled us to both develop projects with differentiated returns on investment and deliver rapid growth.

Our history

Established in 2008, Enlight began as a company focused on developing small-scale greenfield solar energy projects in Israel. Over the past 16 years, we have transformed into a global renewables platform with, as of February 26, 2024, an approximate of 5.4 GW and 5.6 GWh Mature Project portfolio across 11 different countries and nearly 300 employees, focused on delivering utility-scale renewable energy projects. Our transformation has been driven by a tailored strategy of gradual entry into new markets, coupled with a clear focus on execution. As a founder-led company with an owner’s mindset, we pride ourselves on our proven track record of success in scaling our business.

In August 2021, we established our operations in the United States through the acquisition of a 90.1% equity interest in Clēnera, a major U.S.-based developer of utility-scale solar energy and energy storage projects.

With its headquarters based in Boise, Idaho, Clēnera is, to our knowledge, a market leader in the Western United States, pioneering what we believe are the largest renewable energy projects in the region. The Clēnera Acquisition entailed an upfront payment of $158 million with an additional consideration of up to $232 million depending on the achievement of performance-based milestones (the “Earn-Out”), which include the realization of Development Projects and the retention of Clēnera’s two co-founders. As of December 31,2023, we expect to pay a total Earn-Out of $46.5 million, including $7.5 that has already been paid. The co-founders have also retained a 9.9% equity stake in Clēnera.

Our business model: control over the entire project life cycle

We believe we are uniquely positioned as a global renewable energy platform with end-to-end control over the project life cycle from development to ownership and operations. Our integrated capabilities across project sourcing, engineering, design, procurement, construction, asset management, and finance enable us to achieve strong project returns and source and develop new projects to support robust long-term growth, as follows:

•
Project and business development: We maintain a high-caliber project and business development team of 59 employees across the United States, Europe and Israel. Our in-house greenfield project development team provides us with the expertise to source greenfield projects in our largest individual markets: the United States, Southern Europe and Israel. Our greenfield development team specializes in identifying locations where there is available interconnection capacity, which is one of the main development obstacles for utility-scale renewables. In markets where we have strategically elected not to develop in-house greenfield development teams largely due to their smaller size, we have established and cultivated co-development partnerships with leading local developers. This gives us access to projects which we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. In addition, our business development team sources project acquisition opportunities across various stages of development. In collaboration with our project development team, we can then create value through project optimization and the completion of the development.

•
Engineering and design: Once projects are sourced, our internal engineering teams leverage our design expertise to optimize each project. We take an active role in the design and planning of our projects, enabling us to standardize the design to accommodate a wide range of equipment alternatives. Our procurement teams can then focus on acquiring equipment at an optimal cost without triggering the need to reconfigure the project design.

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

•
Our largest suppliers to date in Europe and Israel for our wind energy projects included all of the major wind turbine manufacturers such as Nordex, Siemens Gamesa, Vestas and General Electric Vernova. Our largest suppliers of solar panels for our solar energy projects in Europe and Israel have included LONGi, Jinko and JA Solar. Our largest suppliers to date for our energy storage projects in Israel include CATL and Sungrow. In the United States, Clēnera has historically sourced solar panels from BYD, Hanwha, Canadian Solar, Risen and Trina Solar for the projects developed and sold prior to the Clēnera Acquisition. However, in response to AD/CVD and UFLPA, we have developed new supplier relationships to ensure a steady supply of components for our U.S.-based projects. For example, we have sourced solar panels for Apex Solar, our first project that we expect to become operational in the United States since the Clēnera Acquisition, from Waaree, an India-based supplier, which is outside the scope of the Department of Commerce Investigation. We have entered into an agreement with Waaree that provides us with an option to order up to 2 GW of additional capacity for delivery until year end 2025, giving us greater module supply certainty for our Mature Projects in the United States. Our largest supplier to date for our U.S.-based energy storage projects is Tesla.

•
Construction: Our construction management team is crucial to supporting the quality of our projects, which reduces our O&M expenses once a project is operational and supports higher project uptimes. Our experienced construction managers closely monitor our EPC contractors’ progress, quality of work and performance testing before we release the final payment to the contractor.

•
Asset management: We possess a top rate asset management team that is strategically located across markets to efficiently provide ongoing asset monitoring and maintenance services. The team is comprised of experts in commercial and technical project management, electricity trading (for projects where we sell electricity under a Merchant Model) and environmental management. In addition to our Operational Projects, we provide asset management services for 1.2 GW of projects developed by Clēnera and sold to third parties prior to the Clēnera Acquisition. The scale of our asset management activity provides us with a steady feedback loop on optimal project design and components for future projects.

•
Finance: Our operational expertise is complemented by a finance function that is focused on maximizing project equity returns and is comprised of a team with decades of corporate and project finance experience in the renewables sector. We leverage our global footprint and scale to secure non-recourse project finance from local banking partners across our target markets. Our network enables us to also source bespoke financing packages. For example, in 2023 we secured $211 million of bespoke project finance from a series of Israeli banks for our Solar and Storage Cluster of projects in Israel, which will sell electricity under corporate PPAs, with some underlying exposure to the Merchant Model, reflecting 73% leverage. In the United States we have deep relationships with several major tax equity providers. In 2023 the Company raised approximately $198 million of tax equity commitments from Bank of America for Atrisco Solar. We have also cultivated deep relationships with Israeli institutional investors, who have helped finance our growth to date through corporate equity, unsecured debt and project level equity at a competitive cost.

Our portfolio

We classify our projects into three categories:

•	Development Projects, which includes projects in various stages of development that are not expected to commence construction within 24 months of February 26, 2024;

•	Advanced Development Projects, which includes projects that are expected to commence construction within 13 to 24 months of February 26, 2024; and

•
Mature Projects, which includes projects that are operational, under construction or in pre-construction (meaning, that such projects are expected to commence construction within 12 months of February 26, 2024).

These three categories are sequential and reflect the progression from being categorized first as a Development Project, then an Advanced Development Project and finally a Mature Project.

Overview of our consolidated portfolio of projects as of February 26, 2024

	Mature Projects	Advanced Development Projects	Development Projects	Total Portfolio

Generation capacity (GW)	5.4	4.7	10.5	20.6
Storage capacity (GWh)	5.6	12.5	12.6	30.7

Mature Projects

With a geographically and technologically diverse portfolio of Mature Projects, including 5.4 GW of generation capacity and 5.6 GWh of energy storage capacity as of February 26, 2024, we enjoy the benefits of steady cash flow from our Operational Projects and significant visibility into our growth from our Mature Projects under construction or in pre-construction.

As of February 26, 2024, approximately 80% of the capacity of our Mature Projects was contracted with an average remaining PPA term of 16 years. Furthermore, approximately 17% of the capacity of our Mature Projects was contracted under inflation-linked PPAs, which we believe could supply us with an additional source of revenue growth based on the fact that current inflation levels are above targets set by central banks. In select markets we sell electricity under the Merchant Model, where we carefully and strategically take on exposure to Merchant Risk but enter into short-term hedging agreements to actively manage that exposure. As of February 26, 2024, approximately 15% of the capacity of our Mature Projects is exposed to Merchant Risk. We believe that these projects have the potential to generate profits on a per MW basis that are superior to the profits that could be achieved under a PPA in such markets.

Mature Project portfolio map

United States
Western Europe
CEE
Project status
Operational
Under construction
Pre-construction
Project technology
Wind
Solar
Solar + storage
Storage

Breakdown of Mature Projects by project status, region, technology and contract status as of February 26, 2024

Operational Projects (including unconsolidated projects as at share) as of February 26, 2024(1)

Segment	Country	Project name	Technology	Operational year	Sales Tariff (USD per MWh)	Approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Capacity

Israel	Israel	Emek Habacha	Wind	2022	108	41%	2042	Yes	109 MW
		Halutziot	Solar	2015	190	90%	2035	Yes	55 MW
		Sunlight1+2	Solar	2018-2020	61	50%-100%	2041-2042	Yes	42 MW
		Israel Solar Projects	Solar	2013-2015	344	98%(2)	2033-2035	Yes	31 MW
		PV+ storage cluster 1.1	Solar	2023	Confidential	79%	—	No	116 MW + 222 MWh
		Haluziot 2	Solar	2023	61	90%	2043	Yes	32 MW + 55 MW
		Genesis Wind + Expansion	Wind	2023	99	54%	2043	Yes	207 MW
Total Israel							592 MW + 277 MWh

Western Europe	Sweden	Picasso	Wind	2021	Confidential	69%	2033(3)	No	116 MW
	Sweden	Björnberget	Wind	2022	Confidential	55%	2032	No	372 MW
	Ireland	Tully	Wind	2017	96	50%	2032	Yes	14 MW
	Spain	Gecama	Wind	2022	—	72%	Merchant	NA	329 MW
Total Western Europe									831 MW

CEE	Kosovo	Selac	Wind	2021	101	60%	2034	Yes	105 MW
	Serbia	Blacksmith	Wind	2019	119	50%	2031	Yes	105 MW
	Croatia	Lukovac	Wind	2018	136	50%	2032	Yes	49 MW
	Hungary	Attila	Solar	2019	127	50%	2039	Yes(4)	57 MW
	Hungary	AC/DC	Solar	2023	85	100%	2037	Yes	26 MW
Total CEE									342 MW

Total USA	U.S.	Apex Solar	Solar	2023	Confidential	100%	2042	No	106 MW

Total consolidated projects							1,871 MW + 277 MWh
Israel (not consolidated)	Israel	Unconsolidated Projects at share	Solar	2020-2021	68(2)	50%	2042-2046	Yes	12 MW

Total consolidated and unconsolidated JVs at share							1,883 MW + 277 MWh

(1)          The figures in this chart are rounded to the nearest whole number.

(2)          This figure is calculated on an average basis across multiple projects.

(3)          Approximately 50% of the energy generated by this project is sold under a 12-year PPA to a large German utility company while the remaining energy is sold under the Merchant Model on the Nord Pool.

(4)          This PPA is indexed to the Hungarian consumer price index, less 1%.

Projects under construction, as of February 26, 2024(1)

Geographic sector	Country	Project name	Technology	Sales tariff (USD per MWh)	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
US(2)	New Mexico	Atrisco	Solar	Confidential	90%	20 years	No	1,200	364
Total US								1,200	364
Israel	Israel	PV+ storage cluster	Solar	—	64%	—	No	316	100
Total Israel								316	100
CEE	Hungary	Tapolca	Solar	—	100%	Merchant	NA	—	60
	Serbia	Pupin	Wind	73	100%	15 Years	Yes	—	94
Total CEE									154
Total consolidated projects								1,516	618
Israel (not consolidated)	Israel	Unconsolidated Projects at share	Solar	—	50%	—	PPA to be signed	87	19
Total consolidated and consolidated JVs at share								1,603	637

(1)	The figures in this chart are rounded to whole numbers or the nearest hundredth decimal, as applicable.

(2)	While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.

Projects in pre-construction (expected to begin construction within 12 months of February 26, 2024)(1)

Geographic sector	Country	Project name	Technology	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
Israel	Israel	Israel Storage	Stand Alone Storage	83%	—	PPA to be signed	293
	Israel	Yatir	Wind	50%	—	PPA to be signed	—	38
Total Israel							293	38
US(2)
	Iowa	Coggon	Solar	100%	20 years	No	—	127
	Michigan	Gemstone	Solar	100%	20 years	No	—	185
	Indiana	Rustic hills 1+2	Solar	100%	20-25 years	No	—	256
	Arizona	Co bar Complex	Solar	100%	20 years	No	824	1,211
	Arizona	Roadrunner	Solar	100%	20 years	No	940	294
	California	Country Acres	Solar	100%	20-30 years	No	688	392
	New Mexico	Quail Ranch	Solar	100%	20 years	No	400	120
Total US							2,852	2,585
Western Europe	Spain	Gecama Solar	Solar	72%	Merchant	NA	200	225
	Italy	Nardo Storage 1	Stand Alone Storage	100%	Merchant	NA	400	—
Total consolidated projects							3,745	2,848

Israel (not consolidated)	Israel	Unconsolidated Projects at share	Solar	50%	—	PPA to be signed	25	8
Total consolidated and consolidated JVs at share							3,770	2,856

(1)	The figures in this chart are rounded to whole numbers.

(2)	While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.

Our pre-construction portfolio is largely comprised of several major combined solar and storage projects located in the United States, including our Co Bar Complex, one of the largest renewable energy projects in the United States. These projects, which are in the region with the highest solar irradiance in the United States, stand to benefit significantly from the use of PTCs as provided for under the Inflation Reduction Act.

Advanced Development Projects and Development Projects

Together, our Advanced Development Projects and Development Projects provide us with valuable visibility as to our growth trajectory over the medium to long-term.

Advanced Development Projects

Our Advanced Development Projects have an aggregate generation capacity of approximately 4.7 GW and aggregate energy storage capacity of approximately 12.5 GWh, as of February 26, 2024. Our Advanced Development Projects, which are largely concentrated in the United States and Western Europe, are expected to commence construction within 13 to 24 months of February 26, 2024. As of February 26, 2024, approximately 100% (3.6 GW) of our U.S.- based Advanced Development Projects have reached Advanced Interconnect Status. Our Advanced Development Projects are expected to benefit from the high PPA pricing across Europe and the United States, together with the various provisions in the Inflation Reduction Act.

Geographic Sector	Country	Technology	Generation capacity MWdc	Storage capacity MWh
Western Europe	Italy	Solar + Storage	198	400
	Spain	Solar + Storage	400	256
	Total Western Europe	Solar + Storage	598	656
USA	USA	Solar + Storage	3,606	8,856
Mena	Israel	Solar + Storage	153	2,979
CEE	Croatia	Solar	336	—
	Total CEE	Solar + Storage	336	—
Total			4,693	12,491

Development Projects

Additionally, our Development Projects have an aggregate generation capacity of approximately 10.6 GW and energy storage capacity of approximately 12.6 GWh. Approximately 85%, totaling approximately 9 GW, of our Development Projects by generation capacity are U.S.-based projects. Of our U.S.-based Development Projects, approximately 32% (2.9 GW) of generation capacity has already reached the Advanced Interconnect Status, giving us significant visibility into the likelihood that they will convert into Mature Projects.

Geographic Sector	Country	Technology	Generation capacity MWdc	Storage capacity MWh
Western Europe	Spain	Solar	100	—
	Italy	Wind + Storage	211	348
	Total Western Europe	Solar + Wind + Storage	311	348
USA	USA	Solar + Storage	8,948	8,000
Mena	Israel	Solar + Wind + Storage	730	4,255
CEE	Hungary	Solar	180	—
	Croatia	Solar + Wind	179	—
	Serbia	Wind	200	—
	Total CEE	Solar + Wind	599	—
Total			10,549	12,603

Competitive strengths

Value creation through our combined greenfield developer, owner and operator business model

Within our vertically-integrated business model, our teams work cohesively to deliver projects with differentiated returns. We are fully staffed to organically identify and develop new projects, steer them through various stages of development and construction and manage and optimize them during operations. We leverage our in-house greenfield development teams to source projects in our largest markets and partner with local developers to source projects in our smaller markets, projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Additionally, we believe that our business development team, which identifies early-stage projects for potential acquisition and sources select M&A opportunities, possesses a unique ability to evaluate such opportunities due to our experience working across the entire project life cycle. Once a project reaches commercial operation, our asset management group provides regular project optimization through real-time performance monitoring and ongoing O&M enhancement. Our end-to-end control of the project life cycle focuses our attention on developing projects with our long-term interests in mind and provides a consistent feedback channel that improves our future developments. Ultimately, the strong and proven capabilities of our integrated teams enable us to generate differentiated project returns while continuously growing our portfolio.

Our diverse portfolio of Mature Projects reduces our exposure to individual market disruptions

Our diverse portfolio of Mature Projects, including solar energy projects with an aggregate capacity of approximately 3.8 GW, wind energy projects with an aggregate capacity of approximately 1.5 GW and energy storage projects with an aggregate capacity of approximately 5.6 GWh, across 11 different countries, mitigates our exposure to any single market. For example, the 2022 announcement of a Department of Commerce investigation into circumvention of AD/CVD with respect to imports of crystalline silicon PV cells and modules assembled and completed in Cambodia, Malaysia, Thailand and Vietnam resulted in uncertainty among market participants in the United States as to the future availability of solar panels, highlighting the risks of idiosyncratic market disruption. In contrast to many of our peers, our exposure to idiosyncratic market disruptions such as this is mitigated by our global, multi- technology renewables platform. Furthermore, from a macroeconomic perspective, our diverse portfolio of Mature Projects offers a mixture of revenue structures, providing us with significant inflation protection with approximately 32% of the capacity of our Mature Project portfolio (based on generation capacity) benefits from increases in inflation, either through inflation linkage within our PPAs or select use of the Merchant Model.

Significant financing expertise and efficient deployment of capital for growth

As a global enterprise, we have access to diverse sources of capital and have developed and maintained deep relationships with numerous international banking and institutional investment partners. As of December 31, 2023, we had approximately $1.9 billion of non-recourse project finance debt outstanding from a wide range of financial institutions, including EBRD, J.P. Morgan, HSBC, DekaBank, Erste Bank, KfW, Sabadell, Bank Leumi, Bank Hapoalim and others. Moreover, we have significant experience in raising tax equity. Prior to the Clēnera Acquisition, Clēnera sourced approximately $735 million of tax equity from several major tax equity providers, including PNC, Citibank and M&T.

In addition, since the Clēnera Acquisition, we have closed tax equity financing for both our Apex Solar project with Huntington Bancshares and our Atrisco Solar project with Bank of America, with the latter transaction securing $198 million in tax equity. We are efficient with our capital and sell projects from time to time to recycle equity. In 2023, we sold several small scale projects, recycling $19 million of capital. In 2024, we intend to sell either minority or majority interests in larger scale projects to recycle further capital into our upcoming projects.

Moreover, we have a proven track record of issuing debt and equity in public capital markets. Since our initial public offering on the TASE in 2010, as of February 26, 2024, we have raised approximately $960 million in issued equity and approximately $600 million in issued debt in the form of bonds. These issuances, largely funded by our Israeli institutional partners, have directly funded our growth. As of December 31, 2023, we had approximately $451 million of corporate and convertible bonds outstanding with a weighted average effective interest cost of 3.6% and $117 million of loans from banks and other financial institutions. Our ability to source attractively priced unsecured debt, leveraging our strong credit rating in Israel (A2 il stable by Midroog, a subsidiary of Moody’s) coupled with our deep relationships with Israeli institutional investors, is a distinct competitive advantage we possess. Our finance team is focused on maintaining an efficient and robust balance sheet to minimize our overall cost of capital and provide ample liquidity to fund our growth.

Our interconnection advantage

In the context of rapidly lengthening interconnection queues and increasing interconnection costs for new power projects in the United States, we believe our ability to secure interconnection in a timely and cost-effective manner is a key competitive advantage for us in the U.S. market. The majority of our projects in the United States have reached Advanced Interconnect Status, secured through our deep understanding of the grid and how to navigate an increasingly congested interconnection queue. This provides us with visibility into the medium-term growth of our U.S. activity, and has enabled us to push PPA pricing higher given increasing electricity demand and limited new project supply.

Medium term picture: unique leadership position across interconnection

Transmission infrastructure is the principal constraint for renewable energy today

Mature Projects		Advanced Development		Development
3.1 GW	+	**3.6 GW**	+	**2.9 GW**
100% of U.S Mature		100% of U.S Advanced Development		32% of U.S Development

= 9.5 GW
System Impact Study Completed

61% of total portfolio in the United States

enlight

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

In addition to being geographically and technologically diverse, a large number of projects in our development pipeline have met key development milestones that substantiate their path to COD with a particular focus on interconnection milestones. As of February 26, 2024, (i) our Mature Projects had an aggregate generation capacity of approximately 5.4 GW, which constitutes approximately 26% of the overall generation capacity across our portfolio, (ii) our Advanced Development Projects had an aggregate generation capacity of approximately 4.7 GW, of which approximately 3.6 GW from our U.S.-based Advanced Development Projects have reached Advanced Interconnect Status, and (iii) our Development Projects had an aggregate generation capacity of approximately 10.6 GW, of which approximately 2.9 GW from our U.S.-based Development Projects have reached Advanced Interconnect Status.

Expand our pipeline organically, and capitalize on attractive opportunities in our existing markets

Our development team is comprised of over 40 development professionals across our global footprint and we seek to expand our existing in-house team as well as our partnerships with local developers. In our largest markets (United States, Israel and Spain), we source new greenfield projects organically through our in-house greenfield development teams. Specifically, across these markets, we utilize a land and expand strategy, leveraging existing large and low-cost interconnection positions that we possess to expand our pipeline. In our other target markets (Italy, CEE and the Nordics), we leverage partnerships with a strong network of local developers to source attractive early-stage projects which we then co-develop. Through our development team and development partners, we maintain a local presence in our target markets, which we believe is essential to identifying profitable projects. In addition, it is our strategy to opportunistically acquire projects, particularly in situations where there are synergies with our existing portfolio. For example, in 2023 we acquired the remaining 66% held by our partners in project Pupin, a 94 MW wind energy farm under development in Serbia. Pupin is adjacent to project Blacksmith, a 105 MW operational wind farm we already own in Serbia. The proximity of Pupin to Blacksmith enables us to be more operationally efficient while being well positioned to predict the project’s generation profile, all while giving us an edge in financing where we benefit from existing relationships with lenders to project Blacksmith. Post-acquisition of Pupin, we commenced construction and are on pace to reach COD in the second half of 2025.

Expand laterally through energy storage and new geographies

We are focused on creating multiple growth engines across the solar energy, wind energy and energy storage sectors. Our existing portfolio of projects, particularly solar energy projects in the United States, positions us to rapidly expand our energy storage portfolio with access to the grid and customer and supply chain relationships. Utilities’ need for dispatchable power continues to grow, driving accelerating demand for our energy storage projects. We have an aggregate capacity of approximately 5.6 GWh of battery energy storage projects in our current Mature Project portfolio, of which approximately 4.1 GWh is based in the United States. We anticipate that energy storage will become a significant portion of our business as energy storage technology continues to advance and becomes essential to grid stabilization and load balancing.

In addition, we are seeking to expand our geographic footprint in new markets across Europe and MENA. With respect to Europe, we are focused on adding in-house greenfield development capabilities in Northern Europe, either through the hiring of additional personnel or through a potential acquisition of a developer. Additionally, in 2022, we signed a definitive agreement with NewMed Energy LP (TASE: NWMD), a leading oil and gas company in MENA, and its chief executive officer, Yossi Abu, to develop wind energy, solar energy and energy storage projects in the region. We believe that this partnership, of which we own 46.7%, will enable us to leverage our existing presence and market leadership in the Israeli renewable energy market to expand into other MENA countries such as Egypt, Jordan, Morocco, the United Arab Emirates, Bahrain and Saudi Arabia.

Entrance into new business segments, including the non-utility scale segment and select technology investments

We are also looking to expand our technological capabilities through partnerships with energy technology companies. To advance this goal, in 2023 we formed an energy transition technology fund called Elements. Elements aims to leverage our access to the robust technology ecosystem within and outside of Israel in order to gain early exposure to advances in battery, hydrogen and micro-grid technologies, among others. Enlight has committed $30 million of capital to the fund, with a goal that the fund will grow to $100-150 million in size. As of today, Elements has invested in two technology companies for a total of $6 million across battery technology and grid optimization. We expect that continued innovation, combined with our ability to work across numerous technologies, will help enable us to capitalize on opportunities for continued robust growth and provide us with visibility into the direction of the broader technology sector.

Starting in January 2024, the Israeli electricity market shifted to a fully deregulated market. Enlight has been preparing for this event for some time, signing corporate PPAs with the likes of Soda Stream, Applied Materials and others, as well as engaging to supply electricity to Electra Power, a household-oriented power reseller. The Company has set up a dedicated internal division to expand activity in the sector and was the first firm in Israel to complete direct-to-user sales of electricity under the new regulatory framework.

In February 2024, Enlight acquired 80% of the share capital of Aria Energy Ltd., a renewable energy company engaged in the non-utility solar and storage segment in Israel, primarily focusing on municipal rooftop customers and agri-solar. This further deepens Enlight’s participation in Israel’s electricity market, and in this instance, provides the Company an entry into the non-utility sector of renewable energy in Israel, a fast-growing segment in which Enlight was not active until now. Aria was acquired for an immaterial purchase price, though performance-based earnouts and options may lead to future total payments of up to approximately $20 million over the next five years.

Market overview

Our industry and market opportunity

Worldwide severe weather events and global awareness of the rapidly accelerating impacts of climate change are driving a systemic global transition away from fossil fuels towards renewable energy. Global renewable generation has grown from approximately 20% of global power generation in 2012 to approximately 36% in 2024, an approximate 4% CAGR, and this transition is expected to accelerate thereafter with renewable generation forecasted to constitute approximately 77% of global power generation by 2050, according to BNEF.

The forecasted growth in renewable energy generation is driven by a variety of economic, social, regulatory, and policy factors, including:

•	sweeping renewable energy mandates and regulations as a policy response to climate change;

•	utility-scale solar energy and wind energy becoming some of the most competitive sources of electricity generation on a LCOE basis;

•	the need for energy independence and security;

•	growing corporate and investor support for net-zero targets and the decarbonization of energy;

•	widespread electrification of transportation (particularly automotive vehicles) and other infrastructure that has historically been powered by fossil fuels; and

•
emergence of energy storage, which enhances the ability of solar energy and wind energy generation to serve as load-following generation while providing additional grid resilience and combating extreme weather events.

Furthermore, the energy storage market has witnessed unprecedented growth in recent years, and we believe it sits at the epicenter of the energy transition. The ability of energy storage facilities to allow for renewable generation to provide baseload power is critical to enabling the transition from fossil fuels to renewable energy. Global energy storage capacity installations are projected to have reached a record of approximately 42 GW in 2023, and are expected to grow at an approximate 27% CAGR through 2030, when annual additions are expected to reach 110 GW and global cumulative energy storage capacity is projected to be 650 GW, according to BNEF.

Overview of the U.S. renewable energy industry

The renewable energy sector in the United States is expected to grow approximately 11% per annum between 2022 and 2030 and will provide approximately 78% of all electricity generated in the United States by 2050, with solar energy and onshore wind energy generation accounting for approximately 31% and approximately 41%, respectively, of all energy generation by 2050, according to BNEF. The Inflation Reduction Act is expected to accelerate the transition to renewable energy by, among other provisions, (i) extending the ITCs and PTCs through 2032 to address a source of volatility in the expansion of renewables in the United States due to their previously periodic expiration, (ii) enabling solar energy projects to also utilize PTCs (rather than just wind energy projects), increasing the attractiveness of solar projects in locations with high irradiance, (iii) expanding the ITC to include stand-alone energy storage projects, which will support the expansion of renewables as baseload capacity, and (iv) introducing the ability of asset owners to transfer tax credits created under the Inflation Reduction Act to third parties, which is expected to help address the lack of sufficient tax equity capacity.

With its headquarters located in Boise, Idaho, Clēnera, our U.S. subsidiary, is focused on developing solar energy and energy storage projects in the Western United States; as of February 26, 2024, Clēnera had approximately 81% of its Mature Project portfolio in the region. The combined electricity demand for all regions in the Western Interconnection is projected to grow more than 7% from approximately 906 TWh in 2020 to approximately 972 TWh in 2029, while the combined peak hour demand is expected to grow nearly 9% from approximately 162 GW in 2020 to over 176 GW in 2029, according to the WECC.

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

•	accelerated retirement of coal plants with over 10 GW of coal retirement planned from 2024 to 2033;
•	increased electricity demand from new data centers being built across the region;
•	higher renewable energy portfolio standards relative to other markets within the United States;

•	an increasingly coordinated and regionalized western electricity market;

•	stronger public support for the transition away from fossil fuel generation; and

•	community choice aggregation policies.

Figure 3: 2012—2030E renewable energy capacity forecast in the United States

Source: BNEF

Overview of the European renewable energy industry

The European renewable energy generation market is expected to grow approximately 9% per annum between 2022 and 2030 and will provide approximately 85% of all electricity generated in Europe by 2050, with solar energy and onshore wind energy generation accounting for approximately 22% and 56%, respectively, of all energy generation by 2050, according to BNEF.

Solar energy generation capacity is expected to grow from approximately 58 GW in 2022 to approximately 197 GW by 2030, an approximate 17% CAGR, and onshore wind energy generation capacity is expected to grow from approximately 167 GW in 2022 to approximately 340 GW by 2030, an approximate 9% CAGR, according to BNEF.

Figure 4: 2012—2030E renewable energy capacity forecast in Europe (GW)

Source: BNEF

The growth of renewable energy generation is supported by regulatory policies and the underlying economics of renewable energy generation. For example, Spain and Sweden, two of our key European markets, have both instituted regulatory policies to support and encourage the growth in renewable generation. In 2021, Spain approved a clean energy bill that targets carbon neutrality by 2050 and requires renewable sources to account for 74% of the total electricity production by 2030, while also limiting new coal, oil and gas extraction projects. As such, in Spain, renewable generation capacity is expected to grow by approximately 3% per year through 2050, according to BNEF. In 2017, Sweden passed a climate policy framework that targeted a 70% reduction of emissions from domestic transport between 2010 and 2030 and achieving net zero nationally by 2040. As such, in Sweden, renewable generation is expected to grow by approximately 5% per year through 2030, according to the Swedish Energy Agency. Further accelerating the European transition to renewable energy generation, the REPowerEU proposal, which was introduced in response to the 2022 Russian invasion of Ukraine, presents an ambitious plan to rapidly reduce dependence on Russian fossil fuels through energy savings, a diversification of energy supplies and an accelerated rollout of renewables. The plan envisions half of pre-war Russian gas imports to Europe being decarbonized by renewables and renewable and low carbon gas, called green gas, driven by a near tripling of wind and solar capacity, representing a 13% CAGR from 2022-2030 and a 41% uplift on prior targets.

The attractiveness of renewable energy in Europe on an LCOE basis has continued to improve not only due to reductions in the cost of utility-scale solar energy and wind energy projects but also due to regulatory mechanisms within the European Union such as the ETS. The ETS imposes a regulatory cap on corporate emissions and requires corporations that use fossil fuels to purchase carbon credits to offset the carbon footprint of the fossil fuel-generated electricity. This increases the all-in cost of fossil fuel generation and, in turn, improves the relative LCOE of renewable energy sources. As of the fourth quarter 2023, the carbon price per ton ranged between 60-70 EUR. Assuming approximately 3.9 MWh per 1 ton of carbon dioxide, the cost per MWh imposed by the ETS was approximately EUR 15-18, increasing the all-in cost of fossil fuel generation and relative LCOE of fossil fuel generation. The carbon price has rallied as a result of increased gas prices, speculative demand and anticipated market-tightening reforms, which has further incentivized corporations to enter into long duration PPAs in order to secure sufficient renewably sourced electricity. In May 2023, revisions to the EU ETS were published in the Official Journal of the European Union, which increases the rate of reduction of the total cap on emissions allowances, thereby reducing total permitted in-scope emissions on an annual basis. There will also be two one-off “rebasings” of the cap, meaning a reduction in the cap of 90 million allowances in 2024 and an additional 27 million allowances in 2026. In addition, in May 2023, the European Union also adopted the Carbon Border Adjustment Mechanism, of which electricity is an in-scope sector. From 2026, importers of electricity will be required to pay an annual levy based on the embedded emissions of their imported electricity.

Figure 5: Evolution of carbon pricing

Source: Liberum

Note: EUA represents “EU Allowances”

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

Energy regulation

United States

Introduction

In the United States, regulation of electricity generation, transmission, distribution and interconnection is generally divided between the federal government and the states. At the federal level, the Federal Energy Regulatory Commission (“FERC”) has jurisdiction over wholesale electricity sales, transmission and transmission-level interconnection. At the state level, state public utility commissions (or a similar body) have jurisdiction over generation siting, retail electricity sales, distribution and distribution-level interconnections.

Federal requirements

The Energy Policy Act of 2005 repealed the Public Utility Holding Company Act of 1935 and replaced it with the Public Utility Holding Company Act of 2005 (“PUHCA”). PUHCA grants FERC broad access to books and records of public utility companies, including renewable generation companies, and their holding companies, which are generally defined to include any company that directly or indirectly owns, controls or holds, with power to vote, 10% or more of the outstanding voting securities of a public utility company or of a holding company of any public utility company. PUHCA also provides for FERC review of the allocation of costs for non-power goods or services between regulated and unregulated affiliates of such companies. Renewable generation companies can be exempt from these requirements if the renewable generation company meets the requirements of an “exempt wholesale generator” (“EWG”), or the generation facility qualifies as a “qualifying facility” (“QF”) under the Public Utility Regulatory Policies Act of 1978. Holding companies solely of EWGs, QFs and foreign utility companies can also be exempt from these PUHCA requirements. EWG status is available to any generator of electricity, regardless of size or fuel source, that exclusively owns and/or operates electric generation facilities for the sale of energy to wholesale customers, while QF status is available to certain cogeneration facilities and small renewable energy facilities up to 80 MW. A renewable generation developer seeking to obtain QF status for a project must file a self-certification or apply for FERC certification, and keep the same up to date at FERC. Renewable generation companies similarly may file to self-certify EWG status with FERC. For example, Apex Solar has self-certified as an EWG at FERC. In both cases, such entities may also be subject to other filing and reporting obligations at FERC.

To maintain EWG status, renewable generation companies are restricted to wholesale sales and, therefore, cannot take advantage of retail sale opportunities, including in jurisdictions that have approved retail direct access. Also, a renewable generation company generally cannot sell directly to retail consumers without becoming a regulated public utility under applicable state law. Renewable generation companies’ rates for wholesale power sales are subject to FERC regulation under Section 205 of the Federal Power Act (“FPA”) and they must obtain FERC authorization for such wholesale power, capacity and ancillary services sales before making such sales (including for the generation of test energy). As a result, an EWG typically seeks FERC authorization under FPA section 205 to make wholesale sales at market-based rates, or market-based rate authority. For FERC to grant market-based rate authority, the applicant and its affiliates (as defined in FERC’s rules and regulations), if any, must demonstrate a lack of horizontal market power (electric generation) and vertical market power (transmission and other barriers to market entry) in the relevant power markets, and have satisfied restrictions on affiliate abuses contained in FERC regulations. The owners of certain QFs (generally larger than 20 MWs) may also be required to obtain market-based rate authority from FERC. Entities that hold market-based rate authority are subject to certain other filing and reporting obligations at FERC. Apex Solar, for example, has received market-based rate authority from FERC.

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

Interconnection

Electric interconnections are also regulated at either the federal or state level. To gain access to markets, renewable generation developers must generally negotiate agreements to interconnect either with (i) the distribution system of the utility, or (ii) the transmission system of the transmission provider. Interconnection at the distribution level is typically governed by applicable state law and the utility’s requirements. It may allow for net-metering, an arrangement with a customer’s utility whereby the customer uses its own installed generation to offset all or some of its energy usage and may receive credit for limited excess generation. For interconnections to the transmission system, most are subject to FERC jurisdiction and the relevant agreements are generally subject to FERC regulation.

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

Federal tax incentives

Renewable energy projects in the United States currently benefit from various federal tax incentives. For example, renewable energy projects in the United States that meet certain criteria are eligible to claim PTCs for the 10-year period beginning on the date the project is placed in service equal to a specified amount per kilowatt-hour of electricity generated by the project and sold to an unrelated person, or a one-time ITC in lieu of PTCs equal to a specified percentage of the project's eligible costs. These incentives were recently expanded and extended as part of the Inflation Reduction Act. Under the current legislative framework, most renewable energy projects are expected to qualify for the full value of PTCs or ITCs at least through the end of 2032. Renewable energy projects in the United States also benefit from accelerated tax depreciation and other incentives.

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

Serbia and Kosovo

Kosovo is a disputed area between Serbia and the self-proclaimed Republic of Kosovo. The position stated as regards the regulatory position in Serbia is broadly the same in Kosovo. Neither Serbia nor Kosovo are members of the European Union but Serbia is a candidate for membership and so is bringing in legislation broadly in line with that of the European Union in order to facilitate eventual harmonization. Both electricity markets are in the process of being liberalized but currently still display characteristics of a pre-liberalization regime. For instance, in Serbia, Electroprivreda Srbije remains the sole domestic supplier as well as a major generator and distributor.

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

The development of renewable energy projects in Croatia is subject to the project successfully obtaining permits and other administrative authorizations at the state and municipal level, including construction permits and energy licenses, with the latter being issued by the Croatian Energy Regulatory Agency. Such permits and licenses are only granted where the applicant has demonstrated, legal, technical and financial capability.

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

Pursuant to the de-regulation of the electricity market in Israel that became effective on January 1, 2024, our newly signed corporate PPAs require us to provide power pursuant to each individual customer’s demand profile. This requires us to purchase electricity from the grid or discharge power from our batteries in order to meet customer demands during times that our projects are not generating electricity, such as at night or on cloudy days for our solar energy projects.

Finally, various zoning plans provide principals and set guidelines for the energy production market over the next few years and implement prior government resolutions on the preservation of spaces for planned solar energy facilities and wind turbines.

Sector reform

Israeli regulators have adopted and implemented a comprehensive reform in the electricity sector that has included several important components, such as the separation of the management of the national electricity system from the IEC, shifting generation capabilities from the IEC to private electricity producers, sales of large generation units by the IEC to private producers, opening the distribution segment to competition and lowering regulatory barriers for forming new generation facilities, among others.

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

In April and August 2020, the Ministry of Energy published a plan in the amount of approximately NIS 25 billion to accelerate certain energy and water-related infrastructure projects, including construction of renewable energy projects of approximately 2,000 MW and providing state-guaranteed loans of approximately NIS 500 million to construct solar energy projects. The plan also removes certain barriers for renewable energy systems by, among others, providing exemptions from building permits for PV systems over water reserves and fish pools, eliminating certain bureaucratic requirements related to land used for national renewable energy projects and removing barriers to more efficiently develop the transmission grid.

The Israel electricity authority

The EA, which is subordinated to the Ministry of Energy and operates in accordance with its policies, has the authority to set rules regarding the electricity markets in all voltages, including setting electricity tariffs, managing the grid rules, granting electricity production licenses to facilities with generation capacity of more than 16MW in accordance with the Electricity Sector Law (facilities with a generation capacity in excess of 100 MW also require the approval of the Minister of Energy), supervising such license holders and setting other criteria, including the level and quality of service required from the IEC. The EA also monitors and supervises the development plans of the national electricity transmission and distribution grid and enforces safety regulations according to the Electricity Sector Law.

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

In December 2019 the EA decided that the validity period of the tariff arrangement for wind energy facilities will be extended until December 31, 2022 (later amended until October 31, 2024), or until the quota has been exhausted, whichever is earlier. Additionally, the EA determined the method for allocating the costs of the technological solution for adjusting the Ministry of Defense’s radar systems due to the construction of the wind energy farms, such that one third of that cost will be imposed on the holder of a conditional license for the construction of a wind energy farm which received tariff approval up to the cumulative wind energy sectoral capacity of 300 megawatts; an additional third will be imposed on the holder of a conditional license for the construction of a wind energy farm which received tariff approval after the cumulative wind energy sectoral capacity of tariff approvals exceeded 300 MW; and the last third will be imposed on the electricity consumer public through the electricity tariff.

Transfer of rights in PV facilities

Any change of control in an electricity production facility that received a production license from the EA is subject to the approval of the EA. Therefore, in the event we execute an agreement to acquire or sell an Israeli PV plant that holds such license, such acquisition or sale will be conditioned upon receipt of such approval and amendment of the relevant license.

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

•
Environmental Reviews. Renewable energy projects may be subject to federal, state, or local environmental reviews, including under the federal National Environmental Policy Act (“NEPA”), which requires federal agencies to evaluate the environmental effects of all major federal actions affecting the quality of the human environment. The NEPA process, especially if it involves preparing a full Environmental Impact Statement, can be time consuming and expensive. As noted above, renewable energy projects may be subject to similar environmental review requirements at the state and local level in jurisdictions with NEPA-equivalent statutes, such as the California Environmental Quality Act in California.

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

In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gas (“GHGs”), including methane and carbon dioxide, byproducts of burning fossil fuels. In August 2022, the U.S. Congress passed, and President Biden signed into law, the Inflation Reduction Act, which appropriates significant federal funding for renewable energy initiatives and, for the first time ever, imposes a fee on GHG emissions from certain facilities. This law provides significant funding and incentives for research and development of low-carbon energy production methods and could increase the operating costs of conventional energy sources and accelerate the transition away from fossil fuels, which could, in turn, benefit our renewable energy projects, business and results of operations. In addition, at the international level, the United States is a signatory to the Paris Agreement. In April 2021, President Biden announced a goal of reducing the United States’ GHG emissions by 50 to 52% below 2005 levels by 2030. In November 2021, the international community gathered in Glasgow at the 26th Conference to the Parties on the UN Framework Convention on Climate Change (“COP26”), during which multiple announcements were made, including a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-CO2 GHGs. Additionally, in December 2023 at the 28th Conference of the Parties on the UN Framework Convention on Climate Change (“COP28”) in Dubai, representatives from almost 200 countries agreed to take measures to contribute to global efforts to reduce the impacts of climate change, including by considering options to transition away from the use of fossil fuels in energy systems. Relatedly, the United States and European Union have jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. These developments could also have the effect of accelerating the transition away from fossil fuels.

Europe and other jurisdictions

Outside of the United States, our renewable energy projects are also subject to a number of regulatory requirements in relation to EHS issues. While a number of these requirements and broader relevant EHS policies may be set at a regional (e.g., European Union) level, specific requirements such as permitting restrictions are usually set at a local level. For example, the European Union has also implemented the Renewable Energy Directive, which sets a binding target for at least 42.5% of total EU energy consumption to be renewable by 2030, with an ambition of over 45% (the “Renewable Energy Directive”).

The target under the Renewable Energy Directive is binding at the European Union level, but individual Member States are provided flexibility in setting their own national targets to reach this European Union-wide goal. Under the Renewable Energy Directive, Member States are permitted to gain credit toward meeting their national renewable energy goals by contributing to projects in other Member States or non-Member States.

Further, certain projects may be required to be subject to environmental impact assessments in the European Union. The applicability of this process to renewables projects is determined at the Member State level, and the process, when relevant, includes public consultation procedures which may impact development consent. The Habitats Directive and Birds Directive establish Special Areas of Conservation and Special Protection Areas, and if such areas are likely to be impacted by a project, then the competent national authority must carry out an assessment of the conservation implications.

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

In addition, as part of Israel’s national climate policy, the Israeli government in October 2020 set targets to increase the share of electricity generated from renewable energy sources (solar, wind, water and others) to 20% by December 31, 2025 and to 30% by December 31, 2030. In October 2021, the Ministry of Energy published a roadmap to reduce carbon emissions by 80% in the energy sector by 2050 compared to the 2015 reference year. In addition, the roadmap targets a 1.3% annual improvement in energy efficiency and a cessation of the use of coal by 2030 for production of electricity. The roadmap includes supplemental objectives to help achieve the principal targets, and the EA subsequently published additional guidance on achieving these goals. In May 2022, the Ministry of Energy and the Electricity Authority published operational plans for achieving the above-mentioned national goals.

Other licensing, permitting and land use requirements

Renewable energy projects are also subject to multiple licenses and permits depending on the characteristics of the project, including the requirement to obtain a business license, a toxins permit, an emission permit and a discharge permit, each as required under different provisions of Israeli law.

Renewable energy projects are also subject to land use requirements, including zoning and building regulations. The various permits and licenses may include requirements in relation to infrastructure, installation of treatment facilities for the treatment of environmental impacts, including various reporting obligations to relevant authorities.

In addition, renewable energy projects are subject to regulation to prevent environmental hazards in connection with the field of noise, shadow flicker effects (light) and air pollution.

With regard to wind energy projects, to prevent nuisances of noise or shadow flicker effects (light), we are required to maintain at least 500 meters between wind turbines and any uses defined as “sensitive,” with an emphasis on wind turbines constructed in proximity to housing and other residential facilities. In addition, any permissible use must be considered up to 1000 meters from any wind energy project.

In July 2022, the Israeli Ministry of Environment Protection (“MEP”) published a position paper regarding approved and planned wind energy projects. According to such position paper, the potential ecological damage associated with wind turbines is significant, specifically with regard to birds. The position paper states that wind energy projects that are approved or under construction should be required to monitor ongoing bird activity and have in place operating regimes and control mechanisms to prevent damage to bird populations, including measures that ensure the immediate cessation of turbines as necessary. In addition, the position paper states that approval of new wind energy projects should be avoided altogether until sufficient knowledge has been gathered about the effectiveness of the operating regimes and control mechanisms in place at existing facilities. The position paper is not binding and the impact that this position paper will have on the future of wind energy projects in Israel is unclear.

In October 2022, the MEP published a draft “green” taxonomy for Israeli economic activity, providing a detailed set of definitions classifying economic activities in accordance with their influence regarding six environmental and climate change target areas. The draft, which at this time does not include any mandatory provisions, is based on an EU taxonomy and contains technical screening criteria for significant contributions to climate mitigation and provides “Do No Significant Harm” criteria (DNSH) for the five other climate and environmental objectives in the taxonomy. In addition, MEP has released an amendment to the proposed taxonomy for public comment regarding two areas of economic activity, one of which is electricity generation from wind energy. The amendment would mainly establish new criteria for the alignment of wind energy projects with the protection and restoration of biodiversity and DNSH criterion for ecosystems.

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

As part of a reform of the Israeli electricity sector launched in 2018, the EA published a decision in September 2022 that regulates the activity of private electricity production facilities, including wind and solar, and their ability to sell electricity directly to suppliers. The decision aims to reduce the centralization of the Israeli electricity sector and open the supply market for the entry of private companies in addition to the Israel Electric Corporation, which currently dominates the supply market. Accordingly, as of January 2024, suppliers may begin purchasing electricity directly from private electricity producers.

In November 2023, the Israeli government approved a national outline plan for energy storage. This plan regulates planning procedures and the issuance of building permits, allowing the construction of storage facilities with a wide range of power capabilities and in different locations within Israel, which will also provide backup for power generation facilities.

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

Employees and human capital management

As of March 15 ,2024, we had 287 full-time employees. None of our employees currently are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good. We focus on attracting, developing and retaining a team of highly talented and motivated employees. We regularly conduct assessments of our compensation and benefit practices and pay levels to help ensure that staff members are compensated fairly and competitively. Employee performance is measured in part based on goals that are aligned with our annual objectives, and we recognize that our success is based on the talents and dedication of those we employ. To help our employees succeed in their roles, we emphasize continuous training and development opportunities.

We work to foster a workplace that acknowledges, encourages, and values diversity and inclusion. We believe that individual differences, experiences, and strengths enrich the culture and fabric of our organization. Having employees with backgrounds and orientations that reflect a variety of viewpoints and experiences also helps us to better understand the needs of our customers and the communities in which we operate. By leveraging the multitude of backgrounds and perspectives of our team and developing ongoing relationships with vendors from different backgrounds, we believe we achieve a collective strength that enhances the workplace and makes us a better business partner for our customers and others with a stake in our success.

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

D.          Property, Plants and Equipment

Our corporate headquarters are located in Rosh Ha’ayin, Israel, where we occupy an office space totaling approximately 2,460 square meters, under a lease agreement that expires in January of 2027, with an option to extend for an additional three years. During 2024, we leased an additional 463 square meters of office space at this location, which is expected to be occupied during 2024, bringing the office space at our corporate headquarters to a total of approximately 2,923 square meters.

Our U.S. headquarters is located in Boise, Idaho, where we occupy an office space totaling approximately 7,291 square feet, subject to a lease agreement that expires in June of 2023. We have signed a new lease for our U.S. headquarters in Boise, Idaho for a space totaling approximately 17,289 square feet with a lease beginning on June 30, 2023 and expiring on June 30, 2030.

We also lease office space in Hungary, Croatia and Italy, as well as shared office space in the Golan Heights in Israel.

We believe that these facilities are sufficient to meet our current needs and that suitable additional space will be available as needed to accommodate any foreseeable expansion of our operations. We lease all of our corporate facilities.

For additional information, see Item 4.B “Business Overview.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements contained in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements contained in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021 has been reported previously in Part I, Item 5. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 30, 2023.

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

We have achieved significant growth in recent years. For the years ended December 31, 2022 and 2023, our revenue was $192.2 million and $255.7 million, respectively, representing year-over-year growth of 33%. For the years ended December 31, 2022 and 2023, our net profit was $38.1 million and $98 million, respectively, and our operating profit was $90.6 million and $158.1 million, respectively.

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

2008	Our Founding
2009	First project finance closed in Israel for rooftop solar energy project
2010	Listing on the Tel Aviv Stock Exchange
2011	Initiation of onshore wind energy development activities in Israel
2012	First solar energy project in Europe
2013	Onset of construction of Halutzyut, the largest solar energy project in Israel at the time
2014	First wind energy project in Europe
2015	Commercial operation of Halutzyut
2016	Entry into the Balkan wind energy market
2017	Entry into the Hungarian solar energy market
2018	Acquisition of the biggest onshore wind energy project under development in Spain
2019	Entry into the Swedish wind energy market
2020	Acquisition of Björnberget, one of the largest onshore wind energy farms in Europe
2021	Entry into the United States through the Clēnera Acquisition
2023	Listing on Nasdaq; first operational project in the United States

Our Business Model

We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 10 to 30 years. The PPAs of our Operational Projects range from 8 to 23 years as of February 26, 2024 and are typically for a period of 18 to 20 years, though we also sell electricity generated by some of our projects in Sweden and Spain under a Merchant Model. Revenues from our PPAs comprised approximately 68% and 70% of our total revenue for 2022 and 2023, respectively, while revenues generated from the sale of electricity under a Merchant Model comprised approximately 26% and 27% of our total revenue for 2022 and 2023. Our revenue from projects outside of the United States represented 100% and 99% of our total revenue in the year ended December 31, 2022 and 2023, respectively. For more information regarding our other sources of revenues, see “—Components of Our Results of Operations—Revenue.”

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

Power prices across Europe and the United States

Power prices have experienced significant volatility across Europe, largely driven by a significant increase and subsequent decline in the price of natural gas. According to BNEF, the average power price across Germany, Spain, the United Kingdom and the Netherlands reached a peak of EUR 501 per MWh in March 2022, post Russia’s invasion of Ukraine. Due to successive warm winters and high natural gas storage levels in Europe, power prices have since come down materially, with an average electricity price for the four previously named countries of EUR 66 per MWh towards the end of March 2024, a decline of 87% from March 2022 peak. Despite the decline in electricity prices, renewable energy has become a critical source of power for European utilities and large corporations seeking to secure long-term, attractively priced electricity. Price volatility in recent years has also emphasized the need for national energy security for European countries, as well as diversification away from imported hydrocarbons, with domestically produced and carbon-free renewable energy providing an ideal way to meet these goals.

Nonetheless, declining prices had a direct impact on our revenues in 2023 for projects that we operate under a Merchant Model in Sweden and Spain. In these markets, a decrease in energy prices directly translated into a decrease in the price at which we sell electricity. For example, in the fourth quarter of 2022, we sold electricity in Spain at Project Gecama under a Merchant Model, at an average price of EUR 119 per MWh. We also incurred balancing costs of EUR 4 per MWh and “windfall tax” of EUR 5 per MWh, resulting in a net price of EUR 110 per MWh. In the fourth quarter of 2023, we sold electricity in Spain at Project Gecama at an average price of EUR 49 per MWh. We also incurred balancing costs of EUR 1.6 per MWh and “windfall tax” of EUR 7 per MWh, resulting in a net price of EUR 40 per MWh, a decline of 64% compared to the same period last year. This also translated into a negative impact Gecama’s revenues, which were EUR 10 million in the fourth quarter of 2023, a decline of 52% from the same period in 2022.

In the United States, power prices as reflected in PPA offtake contracts continue to rise. According to LevelTen Energy, national PPA prices for solar power have risen to approximately $53 per MWh by the end of 2023, an increase of approximately 70% from the start of 2021. This increase was driven by greater demand for electricity in the country, linked in part to the broader use of electricity in the transport and information technology sectors. With our interconnect advantage and multiple large-scale projects deliverable in the near term, Enlight is in a unique position to help supply the electricity in need. This dynamic has enabled us to renegotiate previously signed agreements with U.S. utilities, amending prices upwards by an average 25% for 1.8 GW of PPAs over the past two years. For example, in the second quarter of 2022, we signed amendments to our PPAs at project Atrisco (360 MW, 1,200 MWh), reflecting a 24% increase in PPA pricing. Similarly, during the fourth quarter of 2022, we signed additional PPA amendments with a material price increase for our projects in Indiana called Rustic Hills I and Rustic Hills II (256 MW in total), reflecting a 17% and 23% increase in PPA pricing, respectively. Higher Company revenues from the sale of electricity lead to increased profits and boost overall project returns.

Declining equipment costs

The declining cost of solar panels, wind turbines, storage batteries, and other raw materials necessary to build renewable energy installations has historically been a key driver in the growth of the renewable energy industry, and we expect that continued technological advances, among other factors, will further drive long-term declines in equipment prices. Despite these long-term trends, prices for these components and their raw materials increased markedly during the 2021-2022 period due to a variety of factors, including COVID-19 supply chain disruptions, tariffs and trade barriers, and commodity price inflation. The large majority of projects that Enlight is planning to construct over the next three years are focused on solar and battery storage technologies in the United States, with a commensurate very low exposure to the price of wind turbines and accompanying raw materials.

In 2023, prices for solar panels and storage batteries resumed their historical trend and continued to decline significantly. For example, U.S. solar panel prices were in the range of $0.25-$0.26 per watt at the end of February 2024, a decline of approximately 30% from the start of 2023. At the same time, European solar panel prices fell to as low as $0.12-$0.13 per watt. U.S. storage battery prices were in the range of $170 per kwh at the end of February 2024, a decline of approximately 30% from the start of 2023. These lower prices have been driven in part by a collapse in the prices of the underlying raw materials used in the manufacture of solar panels and batteries; polysilicon (used in solar panels) and lithium (used in batteries). Prices for these commodities dropped between 60% to 80% respectively during 2023, according to Bloomberg.

For projects that are already under construction, we have already secured supply contracts at historical price levels. For the construction of new projects we stand to capture declining equipment costs, resulting in lower construction costs and commensurately higher project returns. However, contrary to historical trends, should prices of components and raw materials that are required for our projects increase, the required equity to construct new projects would increase accordingly.

Supply chain issues leading to longer ramp-up times for newly operational wind projects

In 2023, we experienced a slower ramp-up of our newly operational wind farms. This was driven partially by quality issues associated with some equipment manufactured during the peak of the supply chain disruption in 2021-2022, coupled with the longer than expected time taken by our suppliers to repair such equipment under their contractual warrantees. For example, repairs of several wind turbines at our Bjorenberget project in Sweden and Genesis Wind project in Israel have taken longer than expected. This has resulted in availability levels below contractual guarantees. Bjorenberget in Sweden experienced a 78% rate of availability for the full year of 2023, while Genesis Wind project in Israel experienced an 84% rate of availability since reaching COD in October 2023; these rates are lower than the expected 95-97% levels of operational performance.

We are working diligently with our suppliers to complete the required repairs in order to reach full production at these facilities. Moreover, our contracts provide us with compensation in the event our assets perform at availability levels below the contractual guarantee. For example, during 2023, the Company recognized $10 million of liquidated damages from wind turbine manufacturer Siemens Gamesa in lieu of lost revenues, due to the delays in reaching full production for our Bjorenberget project in Sweden. For more information, see Item 3.D “Risk Factors—Risks related to development and construction of our renewable energy projects— Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs and delays could adversely affect our financial performance.”

Access to and cost of capital

Our future growth depends significantly on our ability to raise capital to finance the development and construction of our projects through project finance providers, including lenders and tax equity investors on competitive terms, as well as through corporate finance. We have historically used a variety of structures including the issuance of non-recourse project debt, unsecured corporate and convertible debt, and both public and private equity financing to help fund our operations. Our ability to raise capital from investors and lenders is affected by general economic conditions, the state of the capital markets, inflation levels, and concerns about our industry or business. See Item 5.B. “Liquidity and Capital Resources” for further details on capital raising and the effective management of our capital structure and capital allocation.

Our future growth also depends on our ability to raise capital at an attractive cost and in a timely manner. Rising interest rates across our markets has a minimal impact on our outstanding debt, whereby 92% of our consolidated indebtedness net of deferred financing costs as of February 26, 2024 was locked in at a fixed-rate. Our exposure to rising interest rates relates primarily to either projects under construction whereby the base rate is set at each date the facility is drawn, as well as projects under development for which PPAs have been signed but financing has not yet been arranged. For such projects under development, we are working to amend the projects’ PPAs to reflect higher power prices, thereby offsetting the impact of increased interest rates. If we incur delays in raising capital from external sources, we may have to invest more of our own equity in our projects than originally planned or find other ways to finance capital expenditures in advance of financial close. For example, during 2023 we invested $304 million of equity in Atrisco, $204 million above what was originally planned, driven by delays in securing non-recourse debt. In order to be prepared for this possibility, the Company has secured $260 million of revolving credit facilities, none of which have been drawn upon as of February 26, 2024. This resource provides additional financial flexibility to help the Company delivers on its project portfolio.

In addition, the Company intends to pursue sales of portions of the projects it owns, which may include currently operational projects or those currently under construction, or in our Development or Advanced Development portfolios. Enlight intends to sell minority stakes in the projects where sell downs are planned, however this proportion may increase to full disposal should the asset be deemed non-core to our operations. In 2023, the Company sold $19 million of non-core projects.

Government regulations and incentives

Our strategy to grow our business through the development of renewable energy projects could be affected by certain government policies and regulations. Renewable energy projects currently benefit from various governmental incentives. These policies have had a significant positive effect on the development of renewable energy projects and the renewable energy industry in general, but such policies could change at any time. These incentives provide tax credits and accelerated depreciation for a significant portion of the development costs, or increase demand by mandating increasing levels of renewable energy generation. Any loss or reduction of such incentives and other programs could result in higher operating costs, while the utilization of such incentives and other programs can help reduce certain operating costs, primarily our cost of capital. For additional information regarding government regulations and incentives, see Item 3.D “Risk Factors—Risks Related to Government Regulation” and Item 4.B “Business Overview—Energy Regulation.”

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

Components of Our Results of Operations

Revenue

We primarily generate revenue from the sale of electricity produced by our renewable energy facilities which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 10 to 30 years. The PPAs of our Operational Projects range from 8 to 23 years.

We sell electricity produced by project Gecama under the Merchant Model and manage our exposure to Merchant Risk through hedging agreements. In 2023 we hedged 64% of production at an average price of EUR 77 per MWh. For 2024, we have hedged approximately 65% of expected production at an average price of EUR 99 per MWh.

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

Depreciation and amortization

Depreciation and amortization expense primarily reflects depreciation of our projects over their estimated useful lives. For more information on how we depreciate and amortize our assets, see Notes 2(D)(3) and 2(G) to our consolidated financial statements included elsewhere in this Annual Report.

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

Development expenses

Development expenses consist of expenses related to our business development activities including project sourcing and submission to tenders, costs incurred for the development of our project pipeline, such as allocated employee compensation, including share-based compensation, third-party development spend including interconnection and transmission studies, surveying and project diligence costs, and regulatory compliance studies. We expense development costs for a project as long as we estimate that the realization of such project is improbable. Once we believe it is probable that the relevant project will be materialized, development costs incurred for such project are capitalized. Should the realization of the project become improbable, the capitalized amounts are deducted through development expenses. As we continue to expand our pipeline of early-stage Development Projects, we expect our development expenses to increase in absolute numbers but decrease as a percentage of revenue as more projects become operational.

Other income

As discussed elsewhere in this Annual Report, the size of our Earn-Out obligations in respect of the Clēnera Acquisition depends on how quickly certain projects that we acquired from Clēnera reach COD. Due to delays in the expected COD of various projects, our expected liability in respect of the Earn-Out payments was substantially reduced from what our financial statements had previously assumed. This reduction in liability resulted in $35 million being recorded as other income for the year ended December 31, 2023 (for more information regarding the reduction in our estimated Earn-Out payments, see Note 7A1 to our consolidated financial statements included elsewhere in this Annual Report). In addition to the above, Other income also contains capital gains realized on sell downs of assets, and compensation from suppliers linked to generation delays.

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

Finance expenses

Finance expenses primarily consist of interest we pay for our bonds and for loans taken to finance our projects, loans provided by non-controlling interests, hedge transactions, expenses related to lease liabilities and expenses related to the part of potential future earn-out payments that is not subject to the two co-founders’ continued tenure with Clēnera and which was recognized on the balance sheet on a discounted basis.

Taxes on income (tax benefits)

Taxes on income (tax benefits) consist primarily of income taxes imposed by the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. As of December 31, 2023, our net operating loss carry forwards for tax purposes amounted to approximately $109 million.

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

For the year ended December 31, 2023, we received proceeds from the sale of electricity from the Financial Asset Projects of $18.7 million, which was comprised of:

•	$14.1 million recorded as Financial Asset Payments, which appears in our cash flow statement under cash flow from operations; and
•	$4.6 million recorded as revenue from the operation of renewable energy facilities.

The Halutziot project was considered to be a Financial Assets Project until April 2022. Due to a significant change to the terms of the concession arrangement vis-a-vis the state, which included the execution of significant technological changes to the Halutziot facility and the expansion thereof in a manner which will increase the capacity and effectiveness of production, as of April 1, 2022 Halutziot is no longer considered a Financial Asset Project. All proceeds from the sale of electricity have been, and will be, recorded as revenue, resulting in an increase to our revenue in the year ended December 31, 2023 and 2022 of $2.4 million and $14.6 million, respectively. Our chief operating decision maker (“CODM”) evaluates our performance based on an evaluation of Financial Asset Projects as any other renewable energy project in our portfolio. For more information on our segment reporting, see Note 27 to our consolidated financial statements included elsewhere in this Annual Report. As of December 31, 2023, our Financial Asset Projects included: Mivtachim, Talmei Bilu, Cramim, Idan, Golan Fruits, Sde Nehemia and Barbur (collectively, the “Israel Solar Projects”). The aggregate installed capacity of our Financial Asset Projects was 30.6 MW as of February 26, 2024. The last project to be accounted for as a Financial Asset began construction in 2015, and no other project has been recognized by us as a Financial Asset Project since.

	Year Ended December 31,		Period-over-Period Change
	2023	2022	Dollar	Percentage
	(in thousands, except percentages)

Proceeds from the sale of electricity by Financial Asset Projects	$18,754	$24,673	$(5,919)	(24)%
Proceeds from the sale of electricity recorded as Financial Asset Payments	14,120	17,578	(3,458)	(19.7)%
Proceeds from the sale of electricity recorded as revenue	4,634	7,095	(2,416)	(35)%

A.          Operating Results

The following tables summarize key components of our results of operations data and such data as a percentage of total revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future. For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2022 and 2021, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023.

	Year ended December
	2023	2022
	(in thousands)
Revenues	$255,702	$192,172
Cost of sales	(52,794)	(40,438)
Depreciation and amortization	(63,849)	(40,563)
Gross profit	139,059	111,171
General and administrative expenses	(33,303)	(28,739)
Development expenses	(6,347)	(5,587)
Other income	58,734	13,767
Operating profit	158,143	90,612
Finance income	36,799	23,341
Finance expenses	(68,143)	(62,591)
Total finance expenses, net	(31,344)	(39,250)
Profit before tax and equity loss	126,799	51,362

Share of losses of equity accounted investees	(330)	(306)
Profit before income taxes	126,469	51,056
Taxes on income	(28,428)	(12,943)
Profit for the year	$98,041	$38,113

Profit for the year attributed to:
Owners of the Company	70,924	24,749
Non-controlling interests	27,117	13,364

	Year ended December
	2023	2022

Revenues	100%	100%
Cost of sales	(20.6)%	(21.0)%
Depreciation and amortization	(25.0)%	(21.1)%
Gross profit	54.4%	57.8%
General and administrative expenses	(13.1)%	(15.0)%
Development expenses	(2.5)%	(2.9)%
Other income	23.0%	7.2%
Operating profit	61.8%	47.2%
Finance income	14..4%	12.1%
Finance expenses	(26.6)%	(32.6)%
Total finance expenses, net	(12.2)%	(20.4)%
Profit before tax and equity loss	49.6%	26.7%
Share of losses of equity accounted investees	(0.2)%	(0.2)%
Profit before income taxes	49.4%	26.5%
Taxes on income	(11.1)%	(6.7)%
Profit for the year	38.3%	19.8%
Profit for the year attributable to:
Owners of the Company	27.7%	12.9%
Non-controlling interests	10.6%	6.9%

Comparison of the years ended December 31, 2023 and 2022

Revenues

	Year Ended December 31,		Period-over-Period Change
	2023	2022	Dollar	Percentage
	(in thousands, except percentages)

Electricity and operation of facilities	$247,442	$181,058	$66,384	36.7%
Construction and management services	8,260	11,114	(2,854)	(25.7)%
Total revenue	$255,702	$192,172	$63,530	33.1%

The following table presents our revenues from electricity and operation of facilities and our revenues from construction and management services as a percentage of our total revenue for each period presented above.

Electricity and operation of facilities

Revenues from electricity and operation of facilities increased by $66.4 million, or 36.7%, to $247.4 million for the year ended December 31, 2023 compared to $181.1 million for the year ended December 31, 2022. The increase in revenue was primarily driven by the addition of new projects, including Apex Solar in the U.S., AC/DC in Hungary, Genesis Wind in Israel and portions of the Solar & Storage cluster in Israel. The Company also benefited from the ramp up of Björnberget, Gecama and Emek Habacha, In total, the aforementioned projects collectively contributed an additional $49 million to our revenues. An additional $9 million in revenues were the result of PPAs that were adjusted for inflation.

Construction and management services

Revenues from construction and management services decreased by $2.8 million, or 25.7%, to $8.3 million for the year ended December 31, 2023 compared to $11.1 million for the year ended December 31, 2022. This decrease was primarily due to our providing less construction and management services to third parties in Israel and the U.S..

Cost of sales

	Year Ended December 31,		Period-over-Period Change
	2023	2022	Dollar	Percentage
	(in thousands, except percentages)
Cost of sales:
Operating and maintenance	$45,751	$33,279	$12,472	37.5%
Construction and management services	7,043	7,159	(116)	(1.62)%
Total cost of sales	$52,794	$40,438	$12,356	30.6%

Operations and maintenance expense

Operations and management expense increased by $12.5 million, or 37.5%, to $45.8 million for the year ended December 31, 2023 compared to $33.3 million for the year ended December 31, 2022. The increase was primarily driven by the entry into commercial operations of new projects, including Apex Solar in the U.S., AC/DC in Hungary, Genesis Wind in Israel and portions of the Solar & Storage cluster in Israel, and ramp up of Björnberget, Gecama and Emek Habacha. In total, the aforementioned projects collectively contributed an additional $12 million of operating and maintenance expenses.

Construction and management services expense

Construction and management services expense decreased by $0.1 million, or 1.62%, to $7.1 million for the year ended December 31, 2023 compared to $7.2 million for the year ended December 31, 2022.

Depreciation and amortization expense

Depreciation and amortization expense increased by $23.3 million, or 57.4%, to $63.9 million for the year ended December 31, 2023 compared to $40.6 million for the year ended December 31, 2022. The increase was primarily driven by the achievement of commercial operations of new projects, including Apex Solar in the U.S.; AC/DC in Hungary; Genesis Wind in Israel, portions of the Solar & Storage cluster in Israel and ramp up of Björnberget, Gecama and Emek Habacha. In total, the aforementioned projects collectively contributed an additional $22 million of depreciation and amortization expense.

Operating costs and expenses

General and administrative expenses

	Year Ended December 31,		Period-over-Period Change
	2023	2022	Dollar	Percentage
	(in thousands, except percentages)

General and administrative expenses	$33,303	$28,739	$4,564	15.9%

General and administrative expenses increased by $4.6 million, or 15.9%, to $33.3 million for the year ended December 31, 2023 compared to $28.7 million for the year ended December 31, 2022. The increase was primarily driven by a $3.0 million increase in employee salaries and benefits resulting from the hiring of additional personnel in the ordinary course of business, and a $1.5 million increase in advisory fees related to the global expansion of our business.

Development expenses

	Year Ended December 31,		Period-over-Period Change
	2023	2022	Dollar	Percentage
	(in thousands, except percentages)

Development expenses	$6,347	$5,587	$760	13.6%

Development expenses increased by $0.7 million, or 13.6%, to $6.3 million for the year ended December 31, 2023 compared to $5.6 million for the year ended December 31, 2022. The increase was primarily driven by the increase in Development Projects.

Other income
	Year Ended December 31,		Period-over-Period Change
	2023	2022	Dollar	Percentage
	(in thousands, except percentages)

Other income	$58,734	$13,767	$44,967	326.6%

Other income increased by $45 million, or 326.6%, to $58.7 million for the year ended December 31, 2023 compared to $13.8 million for the year ended December 31, 2022. The increase was primarily driven by delays in the expected COD of various projects that we acquired as a result of the Clēnera Acquisition, which led to a substantial reduction in liabilities in respect of our Earn-Out obligations (for more information, see “—Components of Our Results of Operations—Other Income”). Further increases were a result of $10 million in capital gains on sale of solar projects, and $10 million originating from compensation from suppliers linked to generation delays.

Finance Income / (Expense)

	Year Ended December 31,		Period-over-Period Change
	2023	2022	Dollar	Percentage
	(in thousands, except percentages)

Finance income	$36,799	$23,341	$13,458	57.7%
Finance expense	(68,143)	(62,591)	(5,552)	(8.87)%
Total Finance Income/(Expense)	$(31,344)	(39,250)	$7,906	20.1%

Finance income was $36.8 million for the year ended December 31, 2023, an increase of 57.7% compared to $23.3 million for the year ended December 31, 2022. Finance expense was $68.1 million for the year ended December 31, 2023, an increase of 8.9% compared to $62.6 million for the year ended December 31, 2022. The changes in finance income and finance expense resulted primarily from a 3.3% increase in the consumer price index in Israel, a slower rate of growth as compared to an increase of 5.3% in the prior year, which serves as the inflation linkage basis for both our Financial Asset Projects and our Israeli project finance debt.

In addition, the increase in finance expense was driven by several factors, including the entry into commercial operations of new projects, including Apex Solar in the U.S., Genesis Wind in Israel and a full year of operations for Björnberget, Gecama and Emek Habacha, which collectively contributed an additional $10.1 million project finance expenses. Other factors included an increase in interest income on deposits, as well as foreign exchange impacts (strengthening USD relative to the NIS) on our cash and cash equivalents, which collectively contributed an additional $16.4 million of finance income.

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

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring other income. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

The following table sets forth our Adjusted EBITDA for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Period-over-Period Change
	2023	2022	Dollar	Percentage
	(in thousands, except percentages)

Adjusted EBITDA	$188,790	$129,935	$58,855	45.3%

The following table provides a reconciliation of adjusted EBITDA to net income for the periods indicated:

	For the Year Ended December 31,
	2023	2022
	(in thousands)
Net Income	$98,041	$38,113
Depreciation and amortization	65,796	42,267
Share based compensation	4,970	8,673
Non-recurring other income*	(40,119)	(11,617)
Finance income	(36,799)	(23,341)
Finance expenses	68,143	62,591
Share of losses of equity accounted investees	330	306
Taxes on income	28,428	12,943
Adjusted EBITDA	$188,790	$129,935

* Non-recurring other income comprised of the recognition of income related to reduced earnout payments expected to be incurred for the Clēnera Acquisition for early-stage projects and other income recognized in relation to tax credits for projects in the United States.

B.          Liquidity and Capital Resources

Overview

In February 2023, upon completion of our U.S. IPO, we received net proceeds of approximately $270.7 million, after deducting underwriters’ discounts and commissions and offering expenses of approximately $21.6 million.

On September 8, 2023, we filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus allows the Company to raise funds in Israel from time-to-time at the discretion of the Company through the offering and sale of various securities including debt and equity. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering. Pursuant to a shelf offering report dated September 20, 2023, the Company has offered and sold to Classified Investors (as such term is defined in the Israeli Securities Law) NIS 335,182,000 Series F Debentures, raising total gross proceeds of NIS approximately NIS 319 million (or approximately $84 million). See “—Holding company–level debt overview - Debentures (Series F).” The Company intends to use the net proceeds from the offering for working capital purposes. Specifically, the proceeds will fund a portion of the project debt required to progress the Company’s large scale projects in the United States until the full receipt of project finance and tax equity commitments. As of the date of this Annual Report, the Company has not made any decision as to the offering of any additional securities, nor as to the scope, terms or timing of any such offering, and there is no certainty that such an offering will be made. Any such offering would comply with the registration requirements of the Securities Act and any applicable U.S. state securities laws, or utilize an applicable exemption from either or both, as the case may be.

Managing our liquidity and capital resources efficiently and productively is critical to the success of our business. Our projects, by their nature, are long-term infrastructure assets that require significant, upfront investment to capitalize on the inherently-free costs of wind and sunlight and generate high margins during operations. As a result, we have structured our liquidity and capital resources to (i) optimize low cost project finance to reduce equity capital requirements during construction and long-term ownership, (ii) utilize an efficient syndication of project level equity to various institutional partners in order to reduce our equity capital requirements, and (iii) leverage our deep access to the Israeli financial markets to source a wide range of corporate finance, including corporate bonds, convertible bonds, corporate credit facilities, letters of credit facilities and equity capital, at a competitive cost. We are rated A2 il stable by Midroog, Moody’s Israeli subsidiary, which enables us to raise capital in Israel at an attractive cost. As we accelerate our activity in the United States through Clēnera and our overall business grows, we believe access to the U.S. capital market will be a key source of capital for our future operations. Our liquidity and capital requirements mostly relate to:

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

We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months from the date of this Annual Report. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of our conversion of Development Projects and Advanced Development Projects into Operational Projects to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors, including those described elsewhere in this section under “—Key Factors Affecting Our Performance” and under Item 3.D “Risk Factors.” We may, in the future, enter into additional arrangements to acquire or invest in complementary businesses, which could increase our cash requirements.

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

Financing the construction of our projects

Our projects are long-term infrastructure assets that require significant upfront investment but minimal ongoing capital investments and expenses due to the inherently-free costs of wind and sunlight allowing for the generation of high margins throughout their useful life. We have historically financed each project individually through a combination of project finance and equity. From time to time, we also procure equipment and other materials on behalf of projects prior to securing project finance and equity commitments in order to mitigate issues caused by supply chain disruptions. As of February 26, 2024, we had approximately $480 million in contractual obligations related to such procurement (with project Atrisco accounting for approximately 70% of this).

Project finance

We utilize project finance to fund a significant portion of the construction costs of our projects. Project finance typically accounts for approximately 50% to 90% of total project costs. When structuring project finance, we evaluate our alternatives holistically. We focus on several objectives, including maximizing project equity returns, reducing the overall equity requirement for the project, minimizing the cost of finance and maintaining operational flexibility. Project finance providers typically look to PPA quality when negotiating loan terms. As such, a loan’s interest rate and debt amortization correlate to contract duration and offtaker credit rating. In certain instances, we may elect to borrow less from project finance providers in order to maximize project equity returns. For example, for project Gecama in Spain, we secured non-recourse project finance, which only funded approximately 50% of the total project costs but enabled us to pursue the Merchant Model which, based on electricity prices in Spain as of the date of this Annual Report, continues to generate equity returns significantly higher than the projections we used when planning the project.

As of December 31, 2023, we had raised approximately $2.3 billion in project financing since our founding and had approximately $1.9 billion of project finance debt outstanding. Our project finance debt, with an average duration of approximately eight years, has been secured at an all-in weighted average interest rate of 3%, of which 96% is fixed-rate. Our project finance debt in Israel, totaling approximately $1 million as of December 31, 2023, is indexed to the Israeli consumer price index. The inflationary impact on the principal balance of our Israeli project finance debt is offset through our PPAs in Israel, which are also all indexed to the Israeli consumer price index.

In Europe and in Israel, our project finance arrangements are largely structured as non-recourse bank loans at the project level with some minor exceptions during the construction period. We secure these loans from a wide range of banks operating in the geography in which the project is based. We have borrowed from over 30 different financial institutions, highlighting our deep network of banking relationships across our target markets. Principal amortization and interest payments under these debt financings are generally due either on a quarterly or semi-annual basis, and the project-level borrowers are subject to various fees payable to the lenders and their agents under the relevant financing documents, including annual agency fees and quarterly commitment fees that generally are calculated as a percentage of the outstanding loan or letter of credit commitments, as applicable. As part of the Solar and Storage financing, we have entered into a definitive construction facility agreement with Bank Hapoalim. The facility will be used to finance the ongoing construction of the Solar & Storage cluster in Israel.

In Europe, voluntary prepayment of the loans is generally permissible, in whole or in part and without premium or penalty (other than customary interest period breakage costs). In Israel, voluntary prepayment triggers a make-whole payment. The projects may have to make mandatory prepayments in certain circumstances as well, such as if the projects fail to satisfy the conditions required to permit distribution of certain project revenues over certain periods of time. Projects are permitted to make distributions from project revenues only if certain requirements are satisfied, including satisfaction of a specified debt service coverage ratio over a specified period of time, which is the ratio of operating cash available for debt service after payment of operating expenses to the project’s debt service obligations. Furthermore, these project financings contain customary covenants that, among other things and subject to certain exceptions, restrict the project-level borrower’s ability to incur new debt or guarantee the debt of others, grant liens, sell or lease certain assets, transfer direct equity interests, dissolve, make distributions and change its business. The financing agreements for these project financings also generally contain default and related acceleration provisions with contractual cure rights relating to, among other things, the failure to make required payments or to observe other covenants in the financing agreement and related documents, defaults by the relevant project company or by other parties under specified agreements relating to the project or the financing documents, the termination of certain specified agreements, and certain bankruptcy-related events, subject to certain exceptions and cure periods. Certain changes in the upstream ownership or control of the project-level borrower without lender consent may also cause a default under these project financings.

In the United States, we entered into a definitive construction facility agreement with a consortium of lenders led by HSBC Securities (USA) Inc., which will be used to finance the construction of Atrisco Solar. The financing also includes a term loan and tax equity financing provided by Bank of America, N.A., which will refinance the construction facility as of the project’s COD. We have also secured short-term construction finance for Apex Solar, our first U.S.-based project, from Bank of America and Nord LB. Historically, permanent project finance in the United States has been provided through a combination of tax equity and back leverage, which are generally funded by two different capital providers. Apex Solar has secured permanent project finance from Huntington Bancshares through a sale and leaseback structure, whereby one investor funds the complete project finance package through tax equity. While this structure meets our project finance objectives for Apex Solar, we envision utilizing traditional tax equity partnership-flip and back leverage project finance structures in the future. Given the geographic composition of our portfolio and its high solar irradiance profile (approximately 70% of our portfolio in the United States as of February 26, 2024 was located in the Western United States), we envision that many of our projects will opt to claim PTCs rather than ITCs. This will enable us to raise a greater quantum of tax equity to fund the construction of our projects, reaching 50 to 55% of total project costs. Moreover, the transferability provisions of the Inflation Reduction Act may enable us to eliminate the need for tax equity and replace it with cheaper long-term bank financing. We expect that the utilization of PTCs and the potential elimination of tax equity investment may both significantly reduce the equity requirement for our Mature Projects in the United States and reduce transaction costs.

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

In order to finance our project equity requirement, we utilize holding company level equity and debt offerings. As of February 26, 2024, we had raised $1.6 billion in the Israeli and U.S. capital markets through a mixture of corporate bonds and convertible bonds and equity. As of December 31, 2023, we have approximately $451 million of corporate and convertible bonds outstanding with a weighted average duration of approximately 3.3 years, at a weighted average effective interest rate of 3.6%. As we accelerate our activity in the United States through Clēnera and our overall business grows, we believe the U.S. capital market will be a key source of capital going forward. Moreover, as cash flow from our Operational Projects increases, we believe we will have more flexibility to determine if we would like to fund our project equity requirement using holding company level debt or equity offerings, cash on our balance sheet, or a combination of both.

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

Holding company level debt overview

Debentures

Series	Debt Outstanding as of December 31, 2023 (USD in millions)*	Effective interest rate	Effective interest rate debt component only	Indexation	Bond rating as of December 31, 2022	Duration (Years)
C	$147	3.2%	1.5%	None	A2 il stable	4.6
D	$106	3.2%	3.2%	None	A2 il stable	4.5
E	$24	4.4%	4.4%	None	Unrated	1.1
F	$201	3.8%	3.8%	None	A2 il stable	2.2

* Based on the exchange rate reported by the Bank of Israel on December 29, 2023, which was NIS 3.627 to $1.00.

Debentures (Series E)

In June 2018, we issued NIS 135,000,000 (or approximately $37.2 million) (the “Series E Debentures”) par value of debentures, along with 30,375,000 options (Series 2). All of the unexercised options have expired as of December 31, 2022. The Series E Debentures were issued under certain terms, including, but not limited to, the following terms:

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

•	the Series E Debentures is not secured by any collateral or other security; and

•	so long as the Series E Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 200 million (approximately $55.4 million);

•	the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed);

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

As of December 31, 2023, the remaining principal balance for payment in respect of the Series E Debentures was approximately $24.2 million.

Debentures (Series F)

In June 2019, April 2020, August 2020 and September 2023, we issued NIS 222,000,000 (or approximately $61.2 million), NIS 101,010,101 (or approximately $27.8 million), NIS 234,860,000 (or approximately $64.8 million) and NIS 335,182,000 (or approximately $92.4 million) par value of debentures, respectively (the “Series F Debentures”). The Series F Debentures were issued under certain terms, including, but not limited to, the following terms:

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

•	the Series F Debentures are not secured by any collateral or other security; and

•	so long as the Series F Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 375 million (approximately $103.4 million);

•	the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed);

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

As of December 31, 2023, the remaining principal balance for payment in respect of the Series F Debentures was approximately $200.8 million.

Debentures (Series C)

In July 2021 and March 2022, respectively, we issued NIS 367,220,000 (or approximately $101.2 million) and NIS 164,363,000 (or approximately $45.3 million) par value of debentures, respectively (the “Series C Debentures”). The Series C Debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series C Debentures are not linked to index or currency;

•	the Series C Debentures are repayable in a single payment on September 1, 2028;

•
the Series C Debentures weighted average interest rate and effective interest rate is approximately 1.5% and 3.2%, respectively. The effective interest rate takes into account the embedded value of the equity component of the convertible bond;

•
the unpaid principal balance of the Series C Debentures is convertible into ordinary shares, according to the following schedule: from the date of listing of the Series C Debentures on the TASE and until December 31, 2023, each NIS 9.0 (or approximately $2.50) par value of the Series C Debentures will be convertible into one of our ordinary shares; and (ii) from January 1, 2024 to August 22, 2028, each NIS 24.0 (or approximately $6.62) par value of the Series C Debentures will be convertible into one of our ordinary shares;

•	the Series C Debentures is not secured by any collateral or other security; and

•	so long as the Series C Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 1,250 million (approximately $344.6 million);

•	the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

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

As of December 31, 2023, the remaining principal balance for payment in respect of the Series C Debentures was approximately $146.6 million.

Debentures (Series D)

In July 2021, we issued NIS 385,970,000 (or approximately $106.4 million) par value debentures (the “Series D Debentures”). The Series D Debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series D Debentures are not linked to index or currency;

•	the Series D Debentures are repayable in two payments, each at a rate of 50% of the principal amount, on September 1, 2027 and 2029;

•	the Series D Debentures bear a fixed annual interest of 1.5%, to be paid semi-annually, in March and September of each of the years 2021 to 2029 (inclusive);

•	the Series D Debentures effective interest rate is approximately 3.15%;

•	the Series D Debentures is not secured by any collateral or other security; and

•	so long as the Series D Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 1,250 million (approximately $344.6 million);

•	the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

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

As of December 31, 2023, the remaining principal balance for payment (principal and interest payable) in respect of the Series D Debentures was approximately $106.4 million.

For more information regarding our debentures, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.

Credit facilities

In July 2021, we entered into credit agreements (the “Credit Agreements,” each as amended) with Bank Hapoalim Ltd. with borrowing capacity up to NIS 250 million (or approximately $74 million) available for borrowing and with Bank Leumi Le-Israel Ltd. (together with Bank Hapoalim Ltd., the “Lenders”) with borrowing capacity up to NIS 150 million (or approximately $43 million) (the “Credit Facilities”). As of the date of this Annual Report, we have drawn a total of approximately $117 million under the Credit Facilities to fund capital expenditures and development of our existing projects in the United States as well as future acquisitions and investments in the United States.

The Credit Facilities include certain terms, including, but not limited to, the following terms:

•	the facility period shall be 18 months following the date of provision of credit;

•	repayment of principal will be made in one payment, 60 months after the date of provision of credit. The interest will be paid on a quarterly basis; and

•	so long as the Credit Facilities remain outstanding, we are required to meet the following covenants:

•	to submit routine and standard reports to the Lenders;

•	to maintain a rating of Baa3.il, or a corresponding rating, from one of the local rating agencies (Maalot or Midroog), or from one of the international rating agencies (Moody’s and/or S&P);

•	to maintain a current negative pledge and a negative pledge in favor of the Lenders, in respect of proceeds which will be received by some of our subsidiaries, as defined in the Credit Agreements;

•	to maintain our total equity, as defined in the Credit Agreements, above a total of NIS 1 billion (or approximately $275.7 million);

•	the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive quarters;

•	the result obtained by dividing the net financial debt ratio by operating profit for debt service, on a consolidated basis, will not exceed 18 during two consecutive quarters; and

•	the equity to total balance sheet ratio, on a standalone basis in our separate financial information, as defined in the Credit Agreements, will not fall below 20% during two consecutive quarters.

Private placement

On August 16, 2022, we completed a private placement of 5,769,231 of our ordinary shares to entities affiliated with Altshuler Shaham Investment House for an aggregate consideration of approximately NIS 450 million (or approximately $123.6 million according to the BOI Exchange Rate). Each ordinary share was sold at a price of NIS 78.0 (or approximately $21.42 according to the BOI Exchange Rate), reflecting a discount of 2.5% compared to NIS 80.00 (or approximately $21.97 based on the BOI Exchange Rate), which was the closing price of our ordinary shares on August 15, 2022, the most recent trading day on the TASE prior to the consummation of the private placement. We used the proceeds from this private placement for project equity financing, construction and development of our projects, working capital purposes and general corporate purposes.

Sources of liquidity

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2022
	(in millions)
Net cash provided by operating activities	$149.6	$90.4
Cash from financing activities
Project level finance net of repayments	420.4	431.9
Project level tax equity	116.0	—
Project level cash from equity partners net of distributions	(9.1)	14.1
Holding company debt issuance net of repayments	68.3	31.1
Holding company equity issuance	266.5	206.6
Deferred financing costs	(2.0)	(5.0)
Other	(4.8)	6.0
Total Sources	$855.3	$684.7
Net cash used in investing activities
Capital Expenditures and acquisition expenses	$830.7	$818.1
Short term investments	(32.6)	1.9
Total Uses	798.1	820.0
Net change in cash	$206.9	$(44.9)

	Year ended December 31,
	2023	2022
	(in thousands)
Net cash provided by operating activities	$149,620	$90,376
Cash used in investing activities	(798,065)	(820,000)
Cash generated from financing activities	855,305	684,741

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

For the year ended December 31, 2023, net cash provided by operating activities of $149.6 million was attributable to a net income of $98 million, adjusted by net, non-cash charges of $75.9 million, a net decrease in working capital of $15.8 million, net cash interest expense of $42 million, cash income tax payment of $12.2 million, and Financial Asset Payments of $14.1 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $65.8 million, taxes on income in the amount of $28.4 million, finance expenses, net in the amount of $28.8 million, other income, net in the amount of $52.4 million and share-based payments in the amount of $5 million.

For the year ended December 31, 2022, net cash provided by operating activities of $90.4 million was attributable to a net income of $38.1 million, adjusted by net, non-cash charges of $88.8 million, a net increase in working capital of $21.8 million, net cash interest expense of $28.7 million, cash income tax payment of $3.7 million, and Financial Asset Payments of $17.6 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $42.3 million, taxes on income in the amount of $12.9 million, finance expenses, net in the amount of $24.6 million and share-based payments in the amount of $8.7 million.

The increase in net income was primarily driven by the addition of new projects, including Apex Solar in the U.S., AC/DC in Hungary, Genesis Wind in Israel and portions of the Solar & Storage cluster in Israel. The Company also benefited from the ramp up of Björnberget, Gecama and Emek Habacha and the decrease in non-cash charges, which was primarily driven by an increase in finance income as a result of foreign exchange impacts (strengthening USD relative to the NIS) on our cash and cash equivalents. This change in non-cash charges contributed an additional $8.6 million of finance income, offset by an increase in project finance and depreciation expenses related to the entry into operations of new projects.

Investing Activities

Our investing activities primarily consist of capital expenditures related to project acquisitions and the purchase of property, plant and equipment related to our Mature Projects.

For the year ended December 31, 2023, net cash used in investing activities was $798.1 million, which was primarily related to project development and construction.

For the year ended December 31, 2022, net cash used in investing activities was $820 million, which was primarily related to project development and construction.

There was no material change in net cash used in investing activities for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

Financing Activities

Our financing activities primarily consist of issuance of non-recourse project finance debt, issuance of corporate bonds and equity and project equity from our various partners.

For the year ended December 31, 2023, net cash provided by financing activities was $855.3 million, which was primarily related to cash received from project-level financing net of repayments of $420.4 million and from project level tax equity partners of $116 million, distributions to our project equity partners net of cash received from them of $9.1 million and cash received from our holding company’s debt and equity issuances of $334.8 million.

For the year ended December 31, 2022, net cash provided by financing activities was $684.7 million, which was primarily related to cash received from project-level financing net of repayments of $431.9 million, cash received from our project equity partners of $14.1 million and cash received from our holding company’s debt and equity issuances of $237.7 million.

The increase in net cash provided by financing activities for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to cash received from project level tax equity partners and holding company equity issuances.

Earn-Out

As part of the Clēnera Acquisition, we agreed to pay the Earn-Out to the sellers subject to (a) certain projects developed by Clēnera reaching ‘placed in service’ status by specific dates and (b) the retention of the co-founders until August 2024 (subject to certain additional conditions). If development is delayed and projects are placed in service late, the Earn-Out payments for such projects are reduced, and no Earn-Out payment shall be paid with respect to any project that is placed in service following December 31, 2025. In December 2022, we agreed to increase the Earn-Out for project Atrisco from $0.0135 per watt to $0.063 per watt, subject to a placed-in-service date by the end of 2024.

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

D.          Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

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

 Item 6. Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of Mach 15, 2024:

Name	Age	Position
Executive Officers
Gilad Yavetz(3)	53	Chief Executive Officer and Director
Nir Yehuda	48	Chief Financial Officer
Amit Paz	57	Senior Vice President of Engineering, Contracting and Procurement
Ilan Goren	51	General Manager, Enlight US
Ayelet Cohen Israeli	56	Vice President, Operations
Gilad Peled	49	General Manager, Enlight MENA
Marko Liposcak	47	General Manager, Enlight EU
Lisa Haimoviz	58	Vice President, General Counsel
Meron Carr	51	Vice President, Strategic Projects
Joseph Lefkovitz	33	Vice President, Corporate Finance and M&A
Non-Employee Directors
Yair Seroussi(3)*	68	Chairman of the Board
Liat Benyamini(1)(2)(4)*	47	Director
Michal Tzuk(2)(4)*	47	Director
Alla Felder(4)*	50	Director
Dr. Shai Weil(2)*	54	Director
Yitzhak Betzalel(1)(2)*	58	Director
Zvi Furman(1)(3)(4)*	75	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating committee

(4)	Member of the environmental, social and governance committee

* Qualifies as independent under Nasdaq Marketplace Rules.

Executive Officers

Gilad Yavetz is Co-founder and Chief Executive Officer, leading the Company from inception in 2008 as a small developer in Israel to the global company that it is today. Prior to the establishment of Enlight, Mr. Yavetz served as a VP Marketing and Sales of BVR Systems (1998) Ltd., a leading hi-tech company that develops and provides real-time simulation and training systems to leading armies worldwide. Mr. Yavetz holds an M.B.A. from the Executive Program at Tel Aviv University and an LL.B. from the Hebrew University of Jerusalem.

Nir Yehuda joined our executive team in 2011 as the Chief Financial Officer. Mr. Yehuda possesses extensive experience in renewable energy and vast knowledge of accounting, tax and project finance. Prior to joining us, Mr. Yehuda served as a controller at Ormat Technologies Inc. (NYSE: ORA), an international public company operating in the field of geothermal energy. Mr. Yehuda holds an M.A. in Law from Bar-Ilan University and a B.A. in Economics, specializing in accounting, from Ben Gurion University. He is a public accountant, licensed by the Institute of Certified Public Accountants in Israel.

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

Ilan Goren joined Enlight in 2012 and became a member of our executive team in 2018. Mr. Goren serves as General Manager of Enlight US, overseeing our investment activities and market expansion initiatives in the United States. Prior to his current position, Mr. Goren served as our Vice President of Global Project Development, Israel Business Development and Construction. Mr. Goren holds an M.B.A. from Reichman University and a B.Sc. in Industrial and Management Engineering from Tel Aviv University.

Ayelet Cohen Israeli joined our management team in 2021, serving as Vice President Operations. Prior to joining Enlight, Ms. Cohen Israeli served as the operations manager at CAL and prior to that she managed Pelephone’s headquarters. Ms. Cohen Israeli holds a B.Sc in Industrial Engineering and Management from Ben Gurion University.

Gilad Peled joined our executive team in 2023 and serves as the General Manager of Enlight MENA. Prior to joining Enlight, Mr. Peled held prominent positions in the Israeli Air Force, including commanding the Ramat David base and leading the Control and Operations Unit at the Air Force Headquarters. In addition to his military career, Mr. Peled also served as the CEO of the Jaffa Municipal Development Authority, where he managed strategic development and rehabilitation processes. Mr. Peled holds an M.A. in Political Science with a specialization in National Security from Haifa University and a B.A. in Economics from Tel Aviv University.

Marko Liposcak is serving as the General Manager of Enlight Europe. He joined Enlight’s Business Development team in 2017 and has been leading the Company’s business development activities in Europe since 2021. With over 15 years of experience in renewable energy, Mr. Liposcak’s expertise and track record span management consulting, sales and business development. Prior to joining Enlight, Mr. Liposcak held various sales roles at GE Renewable Energy, refining his skills and knowledge in the field. Mr. Liposcak holds a degree in Power and Energy Engineering from the University of Zagreb.

Lisa Haimoviz joined our executive team in 2023 and serves as our Vice President General Counsel. Ms. Haimoviz has extensive experience in senior executive positions at leading global public companies. Prior to joining us, Ms. Haimoviz served as Vice President and Global General Counsel at Gazit Globe Ltd. and as Senior Vice President and Global General Counsel at ICL Ltd., where she led global teams and cross organizational processes and transactions. Ms. Haimoviz also served as senior officer at the Israel Securities Authority. Ms. Haimoviz holds an M.B.A. in Finance and Accounting from the Recanati School of Business Administration, Tel-Aviv University, and an LL.B. from Tel-Aviv University.

Meron Carr joined Enlight in 2011 and our executive team in 2013, serving as Vice President of Israel Project Development until April 2023. Currently, he serves as Vice President of Strategic Programs. Prior to joining Enlight, Mr. Carr served as the Director of Programs at NICE Systems. Mr. Carr holds an M.B.A. from Reichman University and a B.Sc. in Electrical and Electronics Engineering from Tel Aviv University.

Yosef Lefkovitz joined our management team in 2023 and serves as Vice President of M&A and Corporate Finance. Mr. Lefkovitz brings deep international experience, having worked extensively between New York, London, and Tel Aviv at leading investment banks Rothschild & Co and UBS. Prior to his appointment as Vice President, Mr. Lefkovitz led the acquisition of Clēnera and Enlight’s capital markets activity, including the process of listing Enlight on the Nasdaq. Mr. Lefkovitz holds a B.Sc. in Finance & Economics from New York University’s Leonard N. Stern School of Business.

Non-Employee Directors

Yair Seroussi has served as the chairman of the Board of Directors since May 2018. Mr. Seroussi serves as the chairman of ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global shipping operator, and Prytek, a multinational technology group with a focus on building and investing in technologies and delivering managed services. He is currently on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR), Stratasys Ltd. (NASDAQ: SSYS) and Tovanot B’Hinuch (a non-profit organization), and was previously on the board of directors of DSP Group, Inc. Mr. Seroussi brings immense experience to the board room, having served as chairman of Bank Hapoalim, one of Israel’s largest banks, and of the Association of Banks in Israel, and having led Morgan Stanley’s Israeli operations for over 15 years. In addition to his various professional roles, Mr. Seroussi sits on the Board of Governors at the Hebrew University, Weizmann Institute and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz Institute of Strategic Management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

Liat Benyamini has served as a member of the Board of Directors since April 2021. Ms. Benyamini has served as a director in numerous private and public companies. Ms. Benyamini serves as a partner in Sky Private Equity, one of Israel’s largest mid-market private equity funds. Her current board roles include Elspec Engineering Ltd. (TLV: ELSPC) and Fridenson Logistic Services Ltd. (TLV: FRDN). Ms. Benyamin is a Certified Public Accountant. She holds an M.A. in Contemporary Asian Studies and a B.A. degree in Accounting, Statistics and Operations Research, both from Tel Aviv University.

Michal Tzuk has served as a member of the Board of Directors since April 2021. Ms. Tzuk has served as the Chief Business Development Officer at Danel (Adir Yeoshua) Ltd. (TLV: DANE), a company that operates in human resources, nursing, special needs and medicine, since June 2019. Prior to that she served as Senior Deputy Director General and Director of Employment Regulation at (1) the Israeli Ministry of Economy and Industry (f/k/a the Ministry of Industry, Trade and Labor and the Ministry of Economy) from February 2012 to July 2016 and (2) the Israeli Ministry of Labor, Social Affairs and Social Services from August 2016 to January 2018. Ms. Tzuk was previously the Economic Assistant to the Chief Executive Officer of the Tel Aviv Sourasky Medical Center (Ichilov) and held various roles in the budget division of the Israeli Ministry of Finance. Ms. Tzuk currently serves on the board of directors of M.L. Manor Medical Group - Company for Treatment and Surgeries in Israel Ltd. and is a member of the Wexner Foundation’s Israeli advisory committee and the public council and the finance committee of Sam Spiegel Jerusalem Film & Television School. She previously served on the board of directors of Future Mobility Israel Ltd. and on various boards of directors and committees of other companies and organizations. Ms. Tzuk holds an LL.B in Law and Economics and an M.B.A both from the Hebrew University of Jerusalem. Ms. Tzuk also graduated from the Wexner Senior Leadership program at the Harvard Kennedy School (Center for Public Leadership, Executive Education, Harvard University).

Alla Felder has served as a member of the Board of Directors since July 2023. Ms. Felder has been serving as the Chief Financial Officer of Weebit Nano Ltd. (ASX: WBT) since 2016. Ms. Felder serves on the boards, including the audit and compensation committees, of several publicly listed companies across several industries, including Redhill BioPharma Ltd. (Nasdaq: RDHL), REE Automotive Ltd. (Nasdaq: REE), Ashtrom Properties Ltd. (TASE: ASHG), Israel Shipyards Ltd. (TASE: ISHI), Biolight Ltd. (TASE: BOLT), Photomyne Ltd. (TASE: PHTM) and IdoMoo Ltd. (TASE: IDMO). Ms. Felder was a senior manager at PricewaterhouseCoopers and received a B.A. in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York. Ms. Felder is a Certified Public Accountant in Israel.

Dr. Shai Weil has served as a member of the Board of Directors since November 2009. Dr. Weil is an executive and a partner in various companies in the fields of industrial, technology, real estate, trade and services, including Milgam Ltd. (Group), Pango, AllCloud (Group), Minrav Group Ltd. (TLV: MNRV), Essesnce Partners, Har Tuv Group and Lumen Capital. Dr. Weil serves as the Chairman at Har Tuv Group, Lumen Capital, Essence Partners and Minrav Group Ltd. He is a member of the boards of Aluma (a non-profit organization) and JGIVE (a non-profit organization dedicated to cultivating a culture of philanthropy in Israel). Dr. Weil holds a B.A. in Economics and Business Administration from Bar-Ilan University in Ramat Gan, Israel, an M.S. in Management from Boston University in Massachusetts and a D.P.S. in International Business and Management from Pace University in New York.

Yitzhak Betzalel has served as a member of the Board of Directors since August 2018. In 2014, Mr. Betzalel founded Boss Capital Ltd., an Israeli boutique Investment Banking firm that focuses on infrastructure, energy and real estate transactions in Israel and Europe, where he currently serves as director and Chief Executive Officer. Mr. Betzalel currently serves on the board of directors of Odem Deposits Ltd. and previously served on the board of directors of Odem Finance Ltd. He has also served as a member of the investment committee since 2018 and credit committee since 2019 at Amitim Pension Funds. Mr. Betzalel’s prior positions include Chief Executive Officer of Migdal Underwriting and Business Initiatives Ltd., Chief Executive Officer of Odem Funding Ltd, chairman of LabOne Innovations, Deputy to the Chief Executive Officer of Clal Finance Underwriting Ltd., Chief Economist of Clal Israel Ltd., Chief Executive Officer of ByTech Communications Ltd. and Director of Business Development of Clal Tourism Ltd. Mr. Betzalel holds an M.A. in Economics and in Business Administration and a B.A. in Business Administration and Economics from the Hebrew University in Jerusalem.

Zvi Furman has served as member of the Board of Directors since September 2019. He currently serves as chairman of the credit committee of Meitav Dash Provident and Pension Funds Ltd and previously served on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR). Mr. Furman has served on the board of directors of Koret Israel Economic Development Funds since 2011. He previously served as managing partner of KCPS Manof (2009) Ltd., as general manager of Bank Hapoalim in the United States and as general manager of Bank Otsar Hachayal. Mr. Furman holds a B.A. in Economics and Political Science and a M.A. in Business Administration, both from Tel Aviv University.

Corporate Reorganization

On February 1, 2024, we implemented an executive reorganization adopting a “matrix” company structure with three general managers according to the Company's geographical distribution: MENA, the U.S. and Europe. Other divisions, mainly at Company headquarters, provide support to this structure. The board of directors determined that a revised organizational structure was necessary to adapt to the global expansion of the scale of our business operations and to support future growth.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix As of the date of this Annual Report
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.          Compensation

Unless otherwise indicated, the US Dollar exchange rate used in this section refers to the average exchange rate for 2023 reported by the Bank of Israel, which was NIS 3.689 to $1.00.

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

Our non-employee directors are compensated based on applicable Israeli regulations regarding external director compensation. The aggregate amount paid by the Company to its directors in the year ended December 31, 2023 was approximately NIS 2.036 million (or approximately $0.55 million).

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

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2023, was approximately $7.71 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2022 and paid during the year ended December 31, 2023). This amount includes approximately $0.37 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2023, our directors and officers were granted options to purchase an aggregate of 220,000 ordinary shares, at a weighted average exercise price of NIS 61.52 per share under the 2010 Plan (as defined below).

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023 (“Covered Executives”). All amounts reported reflect the cost to us as recognized in our financial statements for the year ended December 31, 2023:

•	Mr. Gilad Yavetz, Chief Executive Officer. Compensation expenses recorded in 2023 of $0.38 million in salary expenses and $0.05 million in social benefits costs.

•	Mr. Nir Yehuda, Chief Financial Officer. Compensation expenses recorded in 2023 of $0.28 million in salary expenses and $0.04 million in social benefits costs.

•	Mr. Michael Avidan, President Enlight US. Compensation expenses recorded in 2023 of $0.27 million in salary expenses and $0.03 million in social benefits costs.

•	Mr. Amit Paz, Senior Vice President of Engineering and Operations. Compensation expenses recorded in 2023 of $0.23 million in salary expenses and $0.05 million in social benefits costs.

•	Mr. Ilan Goren, General Manager Enlight US. Compensation expenses recorded in 2023 of $0.21 million in salary expenses and $0.04 million in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include, as applicable, the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with our compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters as set by the compensation committee and the board of directors. The cash bonus and commissions expenses expected to be paid for the year 2023 for Mr. Gilad Yavetz, Mr. Nir Yehuda, Mr. Michael Avidan, Mr. Amit Paz and Mr. Ilan Goren are $0.32 million )out of which $0.09 million has already been paid), $0.15 million )out of which $0.05 million has already been paid), $0.13 million (out of which $0.02 million has already been paid), $0.08 million and $0.09 million, respectively.

We recorded share-based compensation expenses in our financial statements for the year ended December 31, 2023 for Mr. Gilad Yavetz, Mr. Nir Yehuda, Mr. Michael Avidan, Mr. Amit Paz and Mr. Ilan Goren of $0.82 million, $0.43 million, $0.22 million, $0.35 million and $0.65 million and, respectively.

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

In the first quarter of 2024, our compensation committee and board of directors approved and recommended that our shareholders approve certain amendments to our compensation policy, with a special general meeting to consider such proposal scheduled for April 10, 2024 (the “Special General Meeting”). In addition, our compensation committee and board of directors approved and recommended that our shareholders approve at the Special General Meeting the following proposals related to compensation of our directors and officers, each of which is subject to approval of the amended compensation policy:

•
amended terms of engagement with and the grant of 87,023 restricted share units (“RSUs”) to our Chief Executive Officer, Gilad Yavetz, with the principal terms of engagement consisting of gross monthly compensation in the amount of NIS 108,000 per month (reflecting an annual employer’s cost in the amount of approximately NIS 1,664 thousand), effective as of January 1, 2024, and an annual bonus cap of up to 10 monthly salaries (excluding a discretionary bonus and a bonus for outstanding performance). The RSUs, which would be granted under the Company’s 2010 Plan, would vest in four equal annual installments of 25% so long as Mr. Yavetz serves as an officer of the Company, with the first installment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter.

•
the grant of 14,233 RSUs to the chairman of our board of directors, Yair Seroussi,. The RSUs, which would be granted under the Company’s 2010 Plan, would vest in four equal annual installments of 25%, with the first installment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter.

•
the grant of 5,112 RSUs to each of the other six non-executive members of our board of directors (excluding the chairman of our board of directors). The RSUs, which would be granted under the Company’s 2010 Plan, would vest in three equal annual installments of 33 1/3%, with the first installment to vest a year from the grant date and an additional 33 1/3% to vest on each annual anniversary of the vesting date thereafter.

•	the issuance of an exemption letter to our Chief Executive Officer, Gilad Yavetz, and each of our directors, exempting them from liability towards the Company under certain limited circumstances.

The amended compensation policy and proposals related to compensation of our directors and officers are described in greater detail in the notice and proxy statement with respect to the Special General Meeting, which was filed with the SEC on March 1, 2023 and available at www.sec.gov.

In August 2021, our shareholders approved compensation for the chairman of our board of directors, Mr. Seroussi, which consists of (a) a cash payment of NIS 600,000 (or approximately $0.16 million) per year and (b) a grant of 142,000 options for no consideration, with an exercise price of NIS 71.89 (or approximately $19.82 based on the exchange rate reported by the Bank of Israel on December 29, 2023, which was NIS 3.627 to $1.00), which was equal to the average trading price of our ordinary shares on the TASE in the 30-day period prior to the grant, plus a premium as provided in our compensation policy. The options vest over a period of four years and are exercisable on a cashless basis. Mr. Seroussi is required to dedicate the equivalent of 40.0% of the time required by a full-time position to his role as chairman of our board of directors.

Additionally, we annually pay to each of our other non-employee directors (excluding the chairman of our board of directors) a cash retainer of up to NIS 97,010 (or approximately $26,585 based on the BOI Exchange Rate) with an additional payment for service on board committees of NIS 3,610 (or approximately $989 based on the BOI Exchange Rate) per committee meeting.

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

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of our equity (excluding minority rights) as reflected in our most recent audited or reviewed financial statements prior to the date on which the indemnity payment is made. The indemnity will be given in the amount equal to the difference between the amount of the financial liability, in accordance with the indemnification agreements, and any amount paid (if paid) under directors and office holders insurance. In February 2024, our compensation committee and board of directors approved and recommended that our shareholders approve the issuance of an exemption letter to our Chief Executive Officer, Gilad Yavetz, and each of our directors, exempting them from liability towards the Company under certain limited circumstances, with a Special General Meeting scheduled to consider such proposal, among others. See “—Compensation of Directors and Executive Officers”.

Share option plans

2010 Plan

The 2010 Plan was adopted by our board of directors on February 4, 2010, and has been extended since then from time to time. In August 2023, the 2010 Plan was amended by the board of directors to authorize the grant of RSUs. Following such amendment, the 2010 Plan provides for the grant of options and RSUs to our employees, officers, directors, consultants and other service providers of ours and our subsidiaries in order to incentivize them to become, and to remain, employed or engaged by us, encouraging a sense of proprietorship and stimulating active interest in our success.

Authorized Shares. The maximum aggregate number of options that may be issued under the 2010 Plan and its U.S. Sub-Plan (as defined below) is 15,000,000. As of March 15, 2024, there were 5,442,068 ordinary shares available for issuance under the 2010 Plan. Ordinary shares subject to options or RSUs granted under the 2010 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2010 Plan shall become available again for future grant under the 2010 Plan.

Administration. Our board of directors administers the 2010 Plan (the “Administrator”). Under the 2010 Plan, the Administrator has the sole authority, subject to applicable law, to interpret the terms of the 2010 Plan and any notices of awards granted thereunder, designate recipients of awards, designate the amount of awards and elect the Israel tax track with respect to such awards, determine and amend the terms of awards, including the exercise price of an award and the vesting schedule applicable to such award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2010 Plan and take any other action and/or determination deemed by the Administrator to be required or advisable for the administration of the 2010 Plan.

Eligibility. The 2010 Plan provides for granting awards under the Israeli tax regime, including, without limitation, in compliance with Section 102 (“Section 102”), of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders (as such term is defined at the Ordinance) and are Israeli residents for tax purposes to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders (as such term is defined at the Ordinance) who are considered Israeli residents for tax purposes may only be granted options and RSUs under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

For non-Israeli grantees, the 2010 Plan provides for granting awards under the applicable law of the grantee’s jurisdiction, including the applicable tax regime.

Grant. All awards granted pursuant to the 2010 Plan are evidenced by an agreement in a form approved by the Administrator, which shall set forth the terms and conditions of the awards, and any other documents that we require. Each option will expire, unless stated otherwise in the option agreement, at the earlier of (i) the expiration of the 2010 Plan or (ii) six months following the date of the termination of a grantee’s employment or service for any reason, subject to certain conditions. RSUs will expire as shall be determined by the board of directors and set forth in the applicable agreement.

Subject to the conditions of the 2010 Plan, options vest and become exercisable under the schedule set forth in the option agreements, subject to the option holder’s continued service with us or one of our subsidiaries through the applicable vesting date. RSUs, which may be allocated based on performance, operational and financial targets, will vest and become exercisable as shall be determined by the board of directors and set forth in the applicable agreement.

Exercise. An option under the 2010 Plan may be exercised by providing us with a written notice of exercise and the options are exercised, subject to the Administrator’s discretion, on a “cashless exercise” basis. Cashless exercise procedures are also governed by a specific tax ruling issued to us by the ITA. The exercise price of each option grant is usually determined based on the average market price during the 30-day period prior to the grant, plus a reasonable premium determined in advance by our board of directors.

Transferability. Other than by will or the laws of descent or as otherwise provided under the 2010 Plan, neither the awards nor any right in connection with such awards are assignable or transferable, until the end of any applicable lock-up period relating to Israeli tax requirements.

Termination of employment. Upon the termination of a grantee’s employment or service for any reason, the grantee will have a limited period to exercise only vested awards, and all unvested awards shall immediately expire and terminate. In the event of termination of a grantee’s employment or service in the case of death or disability, all vested and exercisable awards held by such grantee as of the date of termination shall expire at the earlier of (i) the expiration date of such vested awards or (ii) 12 months following the date of such termination. In the event of termination of employment or service under certain circumstances such as certain criminal convictions, material breaches of discipline or breaches of fiduciaries such awards will expire without conferring any rights to the grantee.

Adjustments. In the event of a share split, reverse share split, share dividend, rights issue or distribution of bonus shares, we shall make a proportionate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2010 Plan, whose determination shall be final and binding.

Merger or acquisition. In the event of a merger with or into another corporation or a sale of all or substantially all of our assets or our ordinary shares (such merger or sale, a “Merger Transaction”), the surviving or acquiring entity, as the case may be, may either assume our rights and obligations pursuant to awards granted under the 2010 Plan or provide an award of equivalent value in the surviving or acquiring entity, as the case may be. In the event that no such assumption or substitution occurs, grantees shall have 30 days from the date provided in the Administrator’s notice to such grantees to exercise vested or unvested awards, after which all such awards shall expire. Awards granted to certain of our officers, as well as awards granted under certain of our U.S. awards agreements, have acceleration rights with respect to change of control and delisting events.

U.S. Sub-Plan to the 2010 Plan

The U.S. Sub-Plan to the 2010 Plan was adopted by our board of directors on November 7, 2021 and amended on August 8, 2023 (the “U.S. Sub-Plan”). The U.S. Sub-Plan is an addendum to the 2010 Plan and provides for the grant of options and RSUs to eligible persons in the United States or who are or may be subject to U.S. taxes. Except as modified by the U.S. Sub-Plan, all provisions of the 2010 Plan are incorporated into the U.S. Sub-Plan as if fully set forth therein.

RSUs. RSUs granted pursuant to the U.S. Sub-Plan will vest at such times and upon such terms as are determined by the Administrator, which may include upon the completion of a specified period of service with the Company or subsidiary and/or be based upon the achievement of performance goals during a performance period as set out in advance in the grantee’s RSU agreement.

Criteria for options granted pursuant to the U.S. Sub-Plan include the following:

Eligibility. Options shall be exempt from or comply with Section 409A of the Code. Each option shall be designated as either an incentive share option within the meaning of Section 422(b) of the Code or a nonstatutory share option. Nonstatutory share options may be granted to employees and officers. Incentive share options may only be granted to our employees, a parent or a subsidiary.

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

Our audit committee consists of Liat Benyamini, Yitzhak Betzalel and Zvi Furman, with Liat Benyamini acting as the chairperson. All of the members of our audit committee are independent as such term is defined under the Nasdaq corporate governance rules and under Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members. Our board of directors has determined that all members of our audit committee are financially literate as determined in accordance with Nasdaq rules and that Liat Benyamini qualifies as “audit committee financial expert” as defined by SEC rules. Liat Benyamini, Yitzhak Betzalel and Zvi Furman were determined by our board of directors to have financial and accounting expertise, as provided in the Companies Law. Our board of directors has determined that each member of our audit committee is “independent”.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the Companies Law, the SEC rules and Nasdaq corporate governance rules, which include, among others:

•
overseeing the accounting and financial reporting processes of the Company and audits of our financial statements and the effectiveness of our internal control over financial reporting, and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act; appointing, compensating, retaining and overseeing the work of our independent auditors, subject to ratification by the board of directors, and in the case of appointment, to ratification by the shareholders;

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

•
reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•
establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the submission by Company employees of concerns regarding questionable accounting or auditing matters.

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

Our compensation committee consists of Liat Benyamini, Dr. Shai Weil, Michal Tzuk and Yitzhak Betzalel, with Liat Benyamini acting as the chairperson. Our board of directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

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

•
establishing annual goals and objectives for the Company’s Chief Executive Officer and the other executive officers, and assisting the Board in discharging its responsibilities relating to the compensation of the Company’s Chief Executive Officer and other executive officers and the overall compensation;

•	reviewing and making recommendations to the Board regarding director compensation;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

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

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers.

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

Our compensation policy has been in effect since 2021 and is set forth in Exhibit 4.6 to this Annual Report. In the first quarter of 2024, our compensation committee and board of directors approved and recommended that our shareholders approve certain amendments to our compensation policy, with a Special General Meeting scheduled in April 2024 to consider such proposal, among others. See “Item 6.B “Compensation —Compensation of Directors and Executive Officers”.

Clawback Policy

On October 2, 2023, we adopted a Policy for Recovery of Erroneously Awarded Compensation that complies with the SEC requirements for Nasdaq listed companies (the “Clawback Policy”). The Clawback Policy is set forth in Exhibit 99.7 to this Annual Report.

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

Environmental, Social and Governance Committee

Our environmental, social and governance committee consists of Zvi Furman, Michal Tzuk, Liat Benyamini and Alla Felder, with Zvi Furman acting as the chairperson. Our board of directors has adopted an environmental, social and governance committee charter setting forth the responsibilities of the committee, which include:

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of March 15, 2024, Adi Yarimi, CPA from Chaikin Cohen Rubin & Co., is acting as our internal auditor.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see Item 6.B “—Compensation.”

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

D.          Employees

As of March 15, 2024, we had 287 full-time employees, with approximately half of those employees being based in the United States and with the other half of those employees being based in Israel. Employee turnover has not had a material impact on our operations to date. None of our employees are represented by a trade or labor union. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

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

E.          Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A “Major Shareholders.” For information as to our equity incentive plans, see Item 6.B “Compensation-Share option plans.”

F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A.          Major Shareholders

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or other rights that are currently exercisable or exercisable within 60 days of March 15, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 117,963,309 ordinary shares outstanding as of March 15, 2024.

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

Principal shareholders	Number of Ordinary Shares	% of Outstanding Ordinary Shares
Greater than 5% shareholders
Migdal Insurance & Financial Holdings Ltd(1)	10,014,090	8.48%
Harel Insurance Investments & Financial Services Ltd(2)	9,523,353	8.07%
The Phoenix Holdings Ltd.(3)	13,103,346	11.10%
Meitav Investment House Ltd.(4)	8,703,688	7.37%
Clal Insurance Enterprises Holdings Ltd.(5)	7,936,313	6.72%
Menora Mivtachim Holdings Ltd.(6)	6,015,532	5.09%
Directors and executive officers
Gilad Yavetz(7)	1,955,470	1.65%
Nir Yehuda(8)	319,039	*
Amit Paz(9)	1,597,968	1.35%
Ilan Goren(10)	250,931	*
Ayelet Cohen Israeli(11)	50,000	*
Gilad Peled(12)	17,500	*
Marko Liposcak(13)	30,000	*
Lisa Haimoviz(14)	-	*
Meron Carr(15)	305,186	*
Joseph Lefkovitz(16)	41,000	*
Yair Seroussi(17)	256,250	*
Liat Benyamini	-	*
Michal Tzuk	-	*
Alla Felder	-	*
Dr. Shai Weil(18)	40,552	*
Yitzhak Betzalel	-	*
Zvi Furman	-	*
All executive officers and directors as a group (17 persons)	4,863,896	4.15%

* Indicates ownership of less than 1%.

(1)
Pursuant to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on January 31, 2024, consists of 10,014,090 ordinary shares beneficially owned by Migdal and entities under its control. The address of Migdal is 4 Efal Street, P.O. Box 3063, Petach Tikva, Israel

(2)
To the Company’s knowledge, consists of 9,523,353 ordinary shares beneficially owned by Harel Insurance Investments & Financial Services Ltd. (“Harel”) and entities under its control. To the Company’s knowledge, the ultimate controlling shareholders of Harel are Mr. Yair Hamburger, Mr. Gideon Hamburger and Ms. Nurit Manor. The address of Harel is Abba Hillel 3, Ramat Gan, Israel.

(3)
Pursuant to a Schedule 13G filed by the Phoenix Holdings Ltd. (“Phoenix”) with the SEC on February 14, 2024, consists of 13,103,346 ordinary shares Phoenix and entitles under its control. The address of Phoenix is Derech Hashalom 53, Givataim, Israel.

(4)
Pursuant to a Schedule 13G filed by Meitav Investment House Ltd. (“Meitav”) with the SEC on January 9, 2024, consists of 8,703,688 ordinary shares, each beneficially owned by Meitav and entitles under its control. The address for Meitav is 30 Derekh Sheshet Ha-Yamim, Bnei Brak, Israel.

(5)
Pursuant to a Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd. (“Clal”) with the SEC on February 14, 2024, consists of 7,936,313 ordinary shares Clal and entities under its control. The address for Clal is 36 Raul Walenberg St., Tel Aviv, Israel.

(6)
Pursuant to a Schedule 13G filed by Menora Mivtachim Holdings Ltd. (“Menora”) with the SEC on April 13, 2023, consists of 6,015,532 ordinary shares beneficially owned by Menora and entitles under its control. The address of Menora is Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel

(7)
Consists of (i) 796,198 ordinary shares beneficially owned directly by Mr. Yavetz and (ii) 1,159,272 ordinary shares subject to options held by Mr. Yavetz that are exercisable within 60 days of March 15, 2024.

(8)
Consists of (i) 1,400 ordinary shares beneficially owned directly by Mr. Yehuda and (ii) 317,639 ordinary shares subject to options held by Mr. Yehuda that are exercisable within 60 days of March 15, 2024.

(9)
Consists of (i) 765,468 ordinary shares beneficially owned directly by Mr. Paz and (ii) 832,500 ordinary shares subject to options held by Mr. Paz that are exercisable within 60 days of March 15, 2024.

(10)	Consists of 250,931 ordinary shares subject to options held by Mr. Goren that are exercisable within 60 days of March 15, 2024.

(11)	Consists of 50,000 ordinary shares subject to options held by Ms. Cohen Israeli that are exercisable within 60 days of March 15, 2024.

(12)	Consists of 17,500 ordinary shares subject to options held by Mr. Peled that are exercisable within 60 days of March 15, 2024.

(13)	Consists of 30,000 ordinary shares subject to options held by Mr. Liposcak that are exercisable within 60 days of March 15, 2024.

(14)	Consists of 0 ordinary shares subject to options held by Ms. Haimoviz that are exercisable within 60 days of March 15, 2024.

(15)	Consists of 305,186 ordinary shares subject to options held by Mr. Carr that are exercisable within 60 days of March 15, 2024.

(16)	Consists of 41,000 ordinary shares subject to options held by Mr. Lefkovitz that are exercisable within 60 days of March 15, 2024.

(17)	Consists of 256,250 ordinary shares subject to options held by Mr. Seroussi that are exercisable within 60 days of March 15, 2024.

(18)
Consists of 40,552 ordinary shares beneficially owned directly by Mr. Weil. Not included as beneficially owned by Dr. Weil are 807,604 ordinary shares owned directly by Givon Investments Partnership (GAAS), which is controlled by the Weil family of which Dr. Weil is a part.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Registered Holders

Based on the information provided to us by our transfer agent as of March 15, 2024, Cede & Co. was the one registered holder of our ordinary shares, holding approximately 13.59% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor are they representative of where such beneficial holders reside.

Change in Control Arrangements

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.          Related Party Transactions

The following is a description of our related party transactions as defined under Item 7.B of Form 20-F, since January 1, 2021.

Agreements with Directors and Officers

Employment Agreements. We have entered into written employment agreements with each of our executive officers. See Item 6. “Directors, Senior Management and Employees.”

Awards. Since our inception, we have granted options to purchase our ordinary shares to our employees. We describe our option plans under Item 6.B “Compensation.”

Exculpation, Indemnification and Insurance. Our Articles of Association permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. In addition, our compensation policy permits us to indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with our directors and office holders undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities that are covered by insurance. See Item 6.C “Board Practices- Exculpation, Insurance and Indemnification of Office Holders.”

Related Party Transaction Policy

We have adopted guidelines and criteria which set forth the policies and procedures for the review and approval or ratification of related party transactions. This policy also classifies certain transactions between us (or a company whose financial statements are consolidated with our financial statements) and either an interested party or controlling shareholder, if any, as “negligible transactions” or “immaterial/material transactions” and the method of approval required in relation to each type of transaction. This policy covers, among others, interested party transactions under the Companies Law, interested party transactions as defined in Part I, Item 7.B of Form 20-F and transactions between the Company and an interested party, which are material to the Company or the interested party, and any such transactions between the Company and an interested party that are unusual in their nature or conditions.

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

B.          Significant Changes

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this Annual Report.

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

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. Israeli capital gains tax is generally imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) are located outside of Israel and represent mainly, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign-resident corporation, the majority of the value of which is attributable, directly or indirectly, to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise.

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

Furthermore, where an individual claims real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will be taxed at a rate of 30.0%. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate as specified in Section 126 of the Ordinance, which is 23.0% in 2024. Notwithstanding the foregoing, individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income—23% for corporations in 2024 and a marginal tax rate of up to 47% (in 2024) for individuals.

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company after the company was listed for trading on a stock exchange outside Israel is generally exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel and certain other conditions are met. However, non-Israeli “body of persons” (as defined in the Ordinance, which includes corporate entities, partnerships and other entities) will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25.0% in any of the means of control of such non-Israeli body of persons or (ii) are the beneficiaries of, or are entitled to, 25.0% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly, as specified in Section 68A of the Ordinance.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3.0% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

Pursuant to applicable U.S. Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable U.S. Treasury regulations and IRS Notices.

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

In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to applicable U.S. Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable U.S. Treasury regulations and IRS Notices.

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

Based on our market capitalization and the current and anticipated composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2023 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the year ended December 31, 2023 or the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be active business commodities gains under the Code. Based on the manner in which we operated in the year ended December 31, 2023, currently operate and intend to operate, we believe it reasonable for United States Holders to take the position that our gross income from energy sales is active.

However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the IRS or a court will agree with this position. If our income from sales of energy is not treated as derived from an active commodities business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the public offering price of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2023 or will not be classified as a PFIC in the current taxable year or in the future.

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

Interest Rate Risk

As of December 31, 2023, we had $409 million of cash and cash equivalents and bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have long-term debt instruments that subject us to the risk of loss associated with movements in market interest rates. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 30, 2022 and 2023.

We use interest rate swaps to manage our exposure to fluctuations in interest rates, primarily in the context of our indebtedness. We generally match the tenor and amount of these instruments to the tenor and amount, respectively, of the related debt financing. We also will have exposure to changes in interest rates with respect to the Credit Agreements to the extent that we make draws under the Credit Facilities. See Item 5.B. “Liquidity and Capital Resources—Credit Facilities” and Item 5.B. “Liquidity and Capital Resources—Debentures” for a further description of the terms of our existing financings.

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

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 4% for the year ended December 31, 2023 and a decrease of 10% in the U.S. dollar/EUR exchange rate would have increased our cost of revenue and operating expenses by approximately 7%. If the NIS or EUR fluctuate significantly against the U.S. dollar, it may have a negative impact on our results of operations.

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

The Company intends to use remaining net proceeds from our U.S. IPO to fund our equity requirements for our Mature Projects.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

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

Item 16B. Code of Ethics

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Ethics and Conduct is available on our website at https://enlightenergy.co.il/our-code-of-ethics/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

We granted no waivers under our Code of Ethics and Conduct in fiscal year 2023.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Enlight Renewable Energy Ltd. at December 31, 2023, 2022 and 2021, and for each of the three years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, located in Tel Aviv, Israel, PCAOB ID 1057. The current address of Somekh Chaikin is 17 Ha’arba’a Street, Tel Aviv 61070, Israel.

The table below sets out the total amount of services rendered to us by Somekh Chaikin, a member firm of KPMG International and other KPMG affiliate firms, for services performed in the years ended December 31, 2022 and 2023, and breaks down these amounts by category of service:

	Year Ended December 31,
	2023	2022
	(in thousands)
Audit Fees	$615	$615
Tax Fees	91	29
Total	$706	$644

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for these years. Audit fees for the year ended December 31, 2022 also included fees for professional services provided in connection with our registration statement for our US IPO.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2022 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

Our cybersecurity strategy emphasizes detection, analysis and recovery of cybersecurity threats, while increasing our resiliency against cybersecurity incidents and effective management of the cybersecurity risks and events. These processes apply equally to the protection of our generation projects as well as to our organizational network.

Our cybersecurity risk management processes include two policies that we have adopted: a Cybersecurity Events Response Policy and an Information Security Policy (collectively, our Cybersecurity Policy). Other elements of our cybersecurity risks management include technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools and related services from third-party providers, and management oversight to assess, identify and manage material risks from cybersecurity threats.

As part of our risk management procedures, we conduct regular risk assessments of our various information systems to identify, document and mitigate cybersecurity risks. For high-risk systems, risk surveys and penetration tests are conducted at least annually and following a major system change or data breach event. Other systems are tested at different time periods according to their sensitivity. These regular risk assessments are conducted either internally or by qualified third party service providers. In addition, from time to time, the Israeli Ministry of Energy reviews our network vulnerability to cybersecurity risks and provides us with comments on how to improve such network.

Exposure of external parties to Company data and systems is minimized and made on a “need to know” basis. Any communication with an external party involving exposure to sensitive Company information is based on an appropriate preliminary risk assessment process.

Employees receive information security training upon hiring and at least twice a year, with additional dedicated training for employees with access to sensitive Company systems and information. Employees are required to complete the training through education software and we monitor completion. In addition, employees and third-party contractors sign non-disclosure agreements to protect the confidentiality of our information.

We also leverage partnerships, industry and government associations, third-party benchmarking, the results from regular internal and third-party audits, threat intelligence feeds, and other similar resources to inform our cybersecurity processes and allocate resources.

In 2021, we entered into an agreement with Astoria Cyber Ltd., which specializes in the protection of critical infrastructure, to assess cybersecurity risks at the Company's renewable energy facilities worldwide and to make recommendations regarding, implement and manage our ongoing defensive measures against cybersecurity threats.

The cybersecurity risk management methodology we employ to protect our renewable energy facilities was developed and implemented in accordance with guidelines from the Israeli Ministry of Energy, while at the same time considering international standards. We are currently assessing the impact of the NIS2 Directive, EU-wide legislation on cybersecurity that came into effect in 2023, and currently plan to tailor the defensive measures we take according to the specific requirements of each country in which we operate.

We maintain security programs that include physical, administrative and technical safeguards, and we maintain plans and procedures whose objective is to help us prevent and timely and effectively respond to cybersecurity threats or incidents. Through our cybersecurity risk management process, we regularly monitor cybersecurity vulnerabilities and potential attack vectors to Company systems as well as our projects and services, and we evaluate the potential operational and financial effects of any threat and of cybersecurity countermeasures made to defend against such threats.

Our Cybersecurity Policy is overseen by our board of directors and provides central, standardized frameworks for identifying, mitigating and reporting cyber-related business and compliance risks across the Company. Risks from cybersecurity threats to our projects are also overseen by management. In addition, we periodically engage third-party consultants to assist in assessing, enhancing, implementing and monitoring our cybersecurity risk management programs and responding to any incidents.

In 2024 we plan to implement a requirement requiring our suppliers to adopt security-control principles based on industry-recognized standards.

To date, cybersecurity incidents we have experienced have not materially affected our business strategy, results of operations or financial condition. Although our processes are designed to help prevent, detect, respond to and mitigate the impact of such incidents, there is no guarantee that a future cybersecurity incident will not materially affect us. See Item 3.D. “Risk Factors— General business risks —We and third parties with which we do business may be subject to cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war that could have a material adverse effect on our business, financial condition and results of operations, as well as result in significant physical damage to our projects.”

Governance

Our board of directors has overall responsibility for risk oversight, with its committees assisting the board in performing this function based on their respective areas of expertise. Our board of directors has delegated oversight of risks related to cybersecurity to our audit committee.

With the assistance of the audit committee, our board of directors oversees our cybersecurity and ensures that we adequately address and mitigate the evolving cybersecurity threats we face. The board's responsibilities include setting the overall cybersecurity strategy, assessing risks and providing oversight to ensure our resiliency against cybersecurity threats. The key aspect of the board’s role is to remain updated and make determinations on the following topics:
•	Cybersecurity Policy development and approval,
•	Risk management,
•	Budgetary approval,

•	Leadership and culture,
•	Compliance oversight,
•	Crisis management and
•	Continuous improvement.

Mrs. Michal Ma'aravi, our Chief Information Systems Officer (CISO), is responsible for overseeing the implementation of our Cybersecurity Policy. Ms. Ma'aravi served as our CISO for approximately the last two years and has completed a 300-hour training program for CISOS.

Our CISO provides presentations to the audit committee on cybersecurity risks on an annual basis. These briefings include assessments of cybersecurity risks, the threat landscape, updates on incidents and reports on our investments in cybersecurity risk mitigation and governance. In addition, in cases of cybersecurity events, the CISO will report to our chief operating officer who will update our chief executive officer. In each such case the IT team will review the incident and suggest a remediation plan.

In addition, in the event of a potentially material cybersecurity event, the chair of the audit committee is notified and briefed, and meetings of the audit committee and/or full board of directors would be held, as appropriate.

The audit committee and or CEO brief the full board on cybersecurity matters discussed during audit committee meetings, and the CISO provides periodic briefings to the board on information technology and data analytics related matters, including cybersecurity.

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

Item 19. Exhibits

		Incorporation by Reference

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of the Registrant	F-1	333-269311	3.2	1/20/2023

2.1	Description of Securities					*

2.2	Specimen share certificate	F-1	333-269311	4.1	1/20/2023

4.1#†	Form of Indemnification Agreement	F-1	333-269311	10.1	1/20/2023

4.2#†	2010 Employee Option Allocation Plan	20-F	001-41613	4.2	3/30/2023

4.3#†	Amendment 1 to the 2010 Employee Option Allocation Plan	F-1	333-269311	10.3	1/20/2023

4.4#†	Amendment 2 to the 2010 Employee Option Allocation Plan					*

4.5†	U.S. Sub-Plan to 2010 Employee Option Allocation Plan	F-1	333-269311	10.4	1/20/2023

4.6†	First Amendment to U.S. Sub-Plan to 2010 Employee Option Allocation Plan					*

4.7#†	Compensation Policy for Directors and Officers	6-K	001-41613	99.1	2/24/2023

4.8	Summary of Credit Agreement Framework, dated as of July 5, 2021 and amended on March 8, 2022, between Enlight Renewable Energy Ltd. and Bank Leumi Le-Israel B.M.	F-1	333-269311	10.6	1/20/2023

4.9	Summary of Credit Agreement Framework, dated as of July 5, 2021, between Enlight Renewable Energy Ltd. and Bank Hapoalim B.M.	F-1/A	333-269311	10.7	2/6/2023

8.1	List of subsidiaries of the Registrant.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	**

15.1	Consent of Somekh Chaikin, member firm of KPMG International	*

99.7	Policy for Recovery of Erroneously Awarded Compensation	*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set	*

*	Filed herewith.

**	Furnished herewith.

#	Unofficial English translation from Hebrew original.

†	Indicates management contract or compensatory plan or arrangement.

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

ENLIGHT RENEWABLE ENERGY LTD.

Date: March 28, 2024	By:	/s/ Gilad Yavetz
	Name:	Gilad Yavetz
	Title:	Chief Executive Officer

Enlight Renewable Energy Ltd.

Consolidated Financial Statements
For the Year Ended
December 31, 2023

Enlight Renewable Energy Ltd.

Financial Statements as of December 31, 2023

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Enlight Renewable Energy Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enlight Renewable Energy Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2019.
Tel Aviv, Israel
March 25, 2024

Enlight Renewable Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2023	2022
	Note	USD in thousands	USD in thousands
Assets

Current assets
Cash and cash equivalents	5	403,805	193,869
Deposits in banks		5,308	4,054
Restricted cash		142,695	92,103
Financial assets at fair value through profit or loss	26	-	33,895
Trade receivables		43,100	39,822
Other receivables	6	60,691	36,953
Current maturities of contract assets	8	8,070	7,622
Current maturities of loans to investee entities		-	13,893
Other financial assets	26	976	1,493
Total current assets		664,645	423,704

Non-current assets
Restricted cash		38,891	38,728
Other long-term receivables		32,540	6,542
Deferred costs in respect of projects		271,424	205,575
Deferred borrowing costs		493	6,519
Loans to investee entities		35,878	14,184
Contract assets	8	91,346	99,152
Fixed assets, net	9	2,947,369	2,220,734
Intangible assets, net	10	287,961	279,717
Deferred taxes	15	9,134	4,683
Right-of-use asset, net	25	121,348	96,515
Financial assets at fair value through profit or loss	26	53,466	42,918
Other financial assets	26	79,426	94,396
Total non-current assets		3,969,276	3,109,663

Total assets		4,633,921	3,533,367

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Financial Position as of December 31 (Cont.)

		2023	2022
	Note	USD in thousands	USD in thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other
financial institutions	12	324,666	165,627
Trade payables		105,574	34,638
Other payables	11	103,622	77,864
Current maturities of debentures	13	26,233	15,832
Current maturities of lease liability	25	8,113	5,850
Financial liabilities through profit or loss	26	13,860	35,283
Other financial liabilities	26	1,224	50,255
Total current liabilities		583,292	385,349
Non-current liabilities
Debentures	13	293,751	238,520
Convertible debentures	13	130,566	131,385
Loans from banks and other financial institutions	12	1,702,925	1,419,057
Loans from non-controlling interests		92,750	90,908
Financial liabilities through profit or loss	26	34,524	48,068
Other financial liabilities	26	62,020	-
Deferred taxes	15	44,941	14,133
Other long-term payables		60,880	-
Employee benefits		4,784	12,238
Lease liability	25	119,484	93,773
Asset retirement obligation		68,047	49,902
Total non-current liabilities		2,614,672	2,097,984

Total liabilities		3,197,964	2,483,333

Equity
Ordinary share capital	16	3,293	2,827
Share premium	16	1,028,532	762,516
Capital reserves		57,730	30,469
Proceeds on account of convertible options		15,494	15,496
Accumulated profit (loss)		63,710	(7,214)
Equity attributable to shareholders of the Company		1,168,759	804,094
Non-controlling interests		267,198	245,940
Total equity		1,435,957	1,050,034

Total liabilities and equity		4,633,921	3,533,367

Yair Seroussi	Gilad Yavetz	Nir Yehuda
Chairman of the Board of Directors	CEO and Board Member	CFO

Approval Date of the Financial Statements: March 25, 2024

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Income and Other Comprehensive Income

		2023	2022	2021
	Note	USD in thousands	USD in thousands	USD in thousands
Revenues	19	255,702	192,172	102,461
Cost of sales	20	(52,794)	(40,438)	(21,777)
Depreciation and amortization		(63,849)	(40,563)	(19,446)

Gross profit		139,059	111,171	61,238

General and administrative expenses	22	(33,303)	(28,739)	(15,569)
Development expenses	21	(6,347)	(5,587)	(4,716)
Transaction costs in respect of acquisition of activity in the United States	7A(1)	-	-	(7,331)
Other income	23	58,734	13,767	778

		19,084	(20,559)	(26,838)

Operating profit		158,143	90,612	34,400

Finance income	24B	36,799	23,341	30,333
Finance expenses	24A	(68,143)	(62,591)	(37,175)

Total finance expenses, net		(31,344)	(39,250)	(6,842)

Profit before tax and equity loss		126,799	51,362	27,558

Share of losses of equity accounted investees		(330)	(306)	(189)

Profit before income taxes		126,469	51,056	27,369

Taxes on income	15C	(28,428)	(12,943)	(5,694)

Profit for the year		98,041	38,113	21,675

Other comprehensive income (loss):
Amounts which will be classified in the future under profit or loss, net of tax:
Foreign currency translation differences for foreign operations		53,663	78,177	(67,305)
Effective portion of changes in fair value of cash flow hedges, net	26	15,929	59,892	(9,168)
Other comprehensive income (loss) item that will not be transfer to profit or loss:
Presentation currency translation adjustment		(41,678)	(112,158)	29,510

Total other comprehensive income (loss) for the year		27,914	25,911	(46,963)

Total comprehensive profit (loss) for the year		125,955	64,024	(25,288)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Income and Other Comprehensive Income (Cont.)

		2023	2022	2021
	Note	USD in thousands	USD in thousands	USD in thousands
Profit for the year attributed to:

Owners of the Company		70,924	24,749	11,217
Non-controlling interests		27,117	13,364	10,458

		98,041	38,113	21,675

Comprehensive income (loss) for the year attributed to:
Owners of the Company		92,183	45,859	(25,748)
Non-controlling interests		33,772	18,165	460

		125,955	64,024	(25,288)

Earnings per ordinary share (in USD) with a par value of NIS 0.1, attributable to owners of the parent Company:	17
Basic earnings per share		0.61	0.25	0.12
Diluted earnings per share		0.57	0.25	0.12

Weighted average of share capital used in the calculation of earnings:

Basic per share		115,721,346	97,335,870	93,749,219

Diluted per share		123,861,293	99,978,133	98,108,669

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity

		For the year ended December 31, 2023
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible	Controlling shareholders (1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated profit (loss)	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2023	2,827	762,516	15,496	5,378	(19,404)	34,009	20,770	14,775	(25,059)	(7,214)	804,094	245,940	1,050,034

Profit for the year	-	-	-	-	-	-	-	-	-	70,924	70,924	27,117	98,041

Other comprehensive income:
Fair value changes of financial instruments used for cash flow hedging, net of tax	-	-	-	-	-	-	12,586	-	-	-	12,586	3,343	15,929
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	42,364	-	-	42,364	11,299	53,663
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	(33,691)	-	(33,691)	(7,987)	(41,678)

Total other comprehensive income (loss) for the year	-	-	-	-	-	-	12,586	42,364	(33,691)	-	21,259	6,655	27,914

Total comprehensive income (loss) for the year	-	-	-	-	-	-	12,586	42,364	(33,691)	70,924	92,183	33,772	125,955

Share-based payment	-	-	-	-	-	8,841	-	-	-	-	8,841	-	8,841
Issuance of shares, net	456	265,994	-	-	-	-	-	-	-	-	266,450	-	266,450
Exercise of options and conversion of debentures into shares	10	22	(2)	-	-	-	-	-	-	-	30	-	30
Increase in ownership rate interest within control	-	-	-	-	(2,839)	-	-	-	-	-	(2,839)	(4,557)	(7,396)
Sale of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	191	191
Dividends and distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(13,596)	(13,596)
Investment in consolidated entity	-	-	-	-	-	-	-	-	-	-	-	5,448	5,448

	466	266,016	(2)	-	(2,839)	8,841	-	-	-	-	272,482	(12,514)	259,968

Balance as of December 31, 2023	3,293	1,028,532	15,494	5,378	(22,243)	42,850	33,356	57,139	(58,750)	63,710	1,168,759	267,198	1,435,957

(1)	The Capital reserves total to USD 57,730 thousands

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity (Cont.)

		For the year ended December 31, 2022
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders (1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated loss	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2022	2,549	556,161	10,405	5,378	(19,432)	20,100	(14,548)	(54,960)	58,948	(31,963)	532,638	224,743	757,381

Profit for the year	-	-	-	-	-	-	-	-	-	24,749	24,749	13,364	38,113

Other comprehensive income:
Fair value changes of financial instruments used for cash flow hedging, net of tax	-	-	-	-	-	-	35,382	-	-	-	35,382	24,510	59,892
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	69,735	-	-	69,735	8,442	78,177
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	(84,007)	-	(84,007)	(28,151)	(112,158)

Total other comprehensive income (loss) for the year	-	-	-	-	-	-	35,382	69,735	(84,007)	-	21,110	4,801	25,911

Total comprehensive income (loss) for the year	-	-	-	-	-	-	35,382	69,735	(84,007)	24,749	45,859	18,165	64,024

Share-based payment	-	-	-	-	-	13,909	-	-	-	-	13,909	-	13,909
Issuance of shares, net	270	206,355	-	-	-	-	-	-	-	-	206,625	-	206,625
Issuance of convertible debentures	-	-	5,091	-	-	-	-	-	-	-	5,091	-	5,091
Exercise of share options	8	-	-	-	-	-	-	-	-	-	8	-	8
Changes in ownership interest without loss of control	-	-	-	-	28	-	(64)	-	-	-	(36)	5,247	5,211
Dividends and distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(3,392)	(3,392)
Investment in consolidated entity	-	-	-	-	-	-	-	-	-	-	-	1,177	1,177

	278	206,355	5,091	-	28	13,909	(64)	-	-	-	225,597	3,032	228,629

Balance as of December 31, 2022	2,827	762,516	15,496	5,378	(19,404)	34,009	20,770	14,775	(25,059)	(7,214)	804,094	245,940	1,050,034

(1)	The Capital reserves total to USD 30,469 thousands

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity (Cont.)

		For the year ended December 31, 2021
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders (1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated loss	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2021	2,239	380,529	-	5,378	(19,432)	13,615	(8,325)	(2,350)	37,080	(43,180)	365,554	146,852	512,406

Profit (loss) for the year	-	-	-	-	-	-	-	-	-	11,217	11,217	10,458	21,675

Other comprehensive income (loss):
Fair value changes of financial instruments used for cash flow hedging , net of tax	-	-	-	-	-	-	(6,223)	-	-	-	(6,223)	(2,945)	(9,168)
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	(52,610)	-	-	(52,610)	(14,695)	(67,305)
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	21,868	-	21,868	7,642	29,510

Total other comprehensive income (loss) for the year	-	-	-	-	-	-	(6,223)	(52,610)	21,868	-	(36,965)	(9,998)	(46,963)

Total comprehensive income (loss) for the year	-	-	-	-	-	-	(6,223)	(52,610)	21,868	11,217	(25,748)	460	(25,288)

Share-based payment	-	-	-	-	-	6,485	-	-	-	-	6,485	-	6,485
Issuance of shares, net	284	175,632	-	-	-	-	-	-	-	-	175,916	-	175,916
Issuance of convertible debentures	-	-	10,405	-	-	-	-	-	-	-	10,405	-	10,405
Exercise of share options	26	-	-	-	-	-	-	-	-	-	26	-	26
Initial consolidation of purchased company	-	-	-	-	-	-	-	-	-	-	-	22,726	22,726
Investment by non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	56,998	56,998
Dividends and distributions by subsidiaries to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(2,293)	(2,293)

	310	175,632	10,405	-	-	6,485	-	-	-	-	192,832	77,431	270,263

Balance as of December 31, 2021	2,549	556,161	10,405	5,378	(19,432)	20,100	(14,548)	(54,960)	58,948	(31,963)	532,638	224,743	757,381

(1)	The Capital reserves total to USD (4,154) thousands

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows

	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Cash flows from operating activities
Profit for the year	98,041	38,113	21,675

Income and expenses not associated with cash flows:
Depreciation and amortization	65,796	42,267	20,500
Finance expenses (income), net	28,805	24,590	5,809
Share-based compensation	4,970	8,673	3,980
Taxes on income	28,428	12,943	5,694
Other (income) expenses, net	(52,429)	31	449
Company’s share in losses of investee partnerships	330	306	189
	75,900	88,810	36,621

Changes in assets and liabilities items:
Change in other receivables	(3,241)	(4,930)	340
Change in trade receivables	(2,841)	(23,355)	(6,944)
Change in other payables	6,382	5,738	(7,046)
Change in trade payables	15,474	784	1,175
	15,774	(21,763)	(12,475)

Interest receipts	12,490	4,461	1,223
Interest paid	(54,469)	(33,123)	(24,381)
Income Tax paid	(12,236)	(3,700)	(3,497)
Repayment of contract assets	14,120	17,578	32,857

Net cash flows from operating activities	149,620	90,376	52,023

Cash flows from investing activities
Acquisition (sale) of consolidated companies, net (Annex A)	(6,975)	(56,962)	(156,496)
Changes in restricted cash and bank deposits, net	(53,131)	(86,055)	47,999
Purchase, development and construction in respect of projects	(730,976)	(656,143)	(492,756)
Proceeds from sale (purchase) of short term financial assets measured at fair value through profit or loss, net	32,601	(1,881)	(4,218)
Payments on account of acquisition of consolidated Company	(5,728)	(3,988)	(1,183)
Loans provided and investment in investees	(28,174)	(4,147)	(11,982)
Loans to non-controlling interests	-	-	(6,496)
Purchase of long term financial assets measured at fair value through profit or loss	(5,682)	(10,824)	(19,506)

Net cash used in investing activities	(798,065)	(820,000)	(644,638)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows (Cont.)

	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Cash flows from financing activities
Receipt of loans from banks and other financial institutions	623,927	541,024	632,943
Repayment of loans from banks and other financial institutions	(203,499)	(109,130)	(301,837)
Issuance of debentures	83,038	-	107,317
Issuance of convertible debentures	-	47,755	106,817
Repayment of debentures	(14,735)	(16,571)	(17,348)
Dividends and distributions by subsidiaries to non-controlling interest	(13,328)	(2,927)	(1,918)
Proceeds from settlement of derivatives	-	7,820	-
Proceeds from investments by tax-equity investors	198,758	-	-
Repayment of tax equity investment	(82,721)	-	-
Deferred borrowing costs	(1,984)	(4,957)	(9,951)
Receipt of loans from non-controlling interests	274	18,136	20,236
Repayment of loans from non-controlling interests	(1,485)	(2,302)	(9,706)
Consideration from sale of holding in consolidated entity, without loss of control	-	4,160	-
Prepayments on account of issuance of shares	-	(1,750)	-
Issuance of shares	266,451	206,625	175,079
Exercise of share options	9	8	25
Repayment of lease liability	(4,848)	(4,327)	(6,344)
Proceeds from investment in entities by non-controlling interest	5,448	1,177	57,001

Net cash from financing activities	855,305	684,741	752,314

Increase (decrease) in cash and cash equivalents	206,860	(44,883)	159,699

Balance of cash and cash equivalents at beginning of year	193,869	265,933	99,330

Effect of exchange rate fluctuations on cash and cash equivalents	3,076	(27,181)	6,904

Cash and cash equivalents at end of year	403,805	193,869	265,933

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows (Cont.)

	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands

Annex A – Acquisition (sale) of Consolidated Companies, net
Working capital (except for cash and cash equivalents)	14,086	139	(42,304)
Restricted cash	(822)	-	-
Financial liabilities through profit or loss	-	-	(86,768)
Fixed assets	(18,730)	1,364	121,359
Intangible assets	7,965	41,437	164,765
Deferred costs in respect of projects	2,348	15,741	104,346
Deferred borrowing costs	-	-	5,738
Deferred taxes	(6)	-	115
Investment in investee	(98)	-	(39,803)
Right-of-use asset and lease liability, net	147	-	(633)
Loans from banks and other financial institutions	18,588
Loan to investee	(17,391)	(1,719)	(24,512)
Loan from non-controlling interests	1,083	-	(23,551)
Non-controlling interests	(195)	-	(22,256)
Total consideration which was paid, after deducting cash in consolidated companies	6,975	56,962	156,496

Annex B - Material Non-Cash Investing and Financing Activities
During the year 2023, the Company was engaged in development and construction of projects of which a total of approximately USD 103 million were financed through supplier credit.

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 1 - General

A.
Enlight Renewable Energy Ltd. (hereinafter: “the Company”) is a public company located in Israel, whose shares are listed on NASDAQ and Tel Aviv Stock Exchange (hereinafter: “TASE”). The Company’s address is 13 Amal St., Park Afek, Rosh Ha’ayin, Israel. As of the reporting date, the Company is engaged in the renewable energy industry. Since May 2018, the Company has no controlling shareholder and/or a control core.

B.

The Company is engaged in the initiation, planning, development, construction and operation of projects for the production of electricity from renewable energy sources in Israel, Europe and the United states. In its activities, the Company is engaged, inter alia, in architectural and engineering planning of the aforementioned projects for the production of electricity, in purchasing the components which are required for the construction of those projects, in building the projects, in securing the regulatory permits and licenses which are required for the construction of each project, in the production and sale of electricity to the electric corporation, and in the operation of those facilities, once completed.

C.	Definitions

The Group	-	The Company and its consolidated entities (as defined below).

Consolidated Entities	-
Companies or partnerships which are directly or indirectly under the Company’s control (as defined in IFRS 10), and whose financial reports are wholly consolidated with the Company’s reports. The material active consolidated entities are as specified in Note 7.

Related Party	-	As defined in IAS 24 (2009), “Related Party Disclosures”.

D.	Statement of Compliance with International Financial Reporting Standards (IFRS)

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (hereinafter: “IFRS”) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 25, 2024.

E.	Classifications

The Company made a number of insignificant adjustments to the classification of comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

F.	Operating cycle period

The Group’s operating cycle period is 12 months.

G.	Exchange rates and linkage base

(1)
Balances denominated in or linked to foreign currency are included in the financial statements according to the representative exchange rates which were published by Bank of Israel, and which applied as of the end of the reporting period.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 1 – General (Cont.)

G.	Exchange rates and linkage base (Cont.)

(2)	Balances linked to the Israeli Consumer Price Index (hereinafter: the “CPI”) are presented according to the last known index on the balance sheet data (hereinafter: the “Known Index”).

(3)	Presented below are data regarding the EUR, HRK, HUF and NIS exchange rates, and regarding the CPI:

	Representative exchange rate					CPI(*)
	EUR	NIS	HUF	HRK		Known index
	(USD to 1)					In points
Date of the financial statements:
As of December 31, 2023	1.006	0.249	0.0029	N/A(	**)	113.7
As of December 31, 2022	1.066	0.284	0.0027	0.142		110.1

	%	%	%	%		%
Rates of change:
For the year ended:
As of December 31, 2023	(5.6)	(12.3)	7.4	N/A(	**)	3.3
As of December 31, 2022	(5.8)	(11.8)	(12.9)	(5.3)		5.4

(*)	Base: 2012 average = 100.

(**)	Following the change of currency in Croatia from HRK to EUR (effective from the beginning of 2023), the HRK currency is no longer active.

Note 2 - Material Accounting Policies

A.	Foreign currency

(1)	Functional currency and presentation currency

The financial statements of each of the Group’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the NIS, which is the Company’s functional currency. The Group’s consolidated financial statements are presented in USD. For details regarding the exchange rates, and changes thereto, during the presented periods, see Note 1G.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

A.	Foreign currency (Cont.)

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

B.	Basis of consolidation

(1)	Business combinations

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 – Material Accounting Policies (Cont.)

B.	Basis of consolidation (Cont.)

(1)	Business combinations (Cont.)

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

(3)	Issuance of put option to non-controlling interests

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

B.	Basis of consolidation (Cont.)

(4)	Acquisition of property company

Upon the acquisition of a property company, the Group exercises judgment in its evaluation of whether it constitutes the acquisition of a business or a property, for the purpose of determining the accounting treatment for the transaction. In its evaluation of whether a property company constitutes a business, the Group evaluates, inter alia, whether the existing process or processes in the property company, including the scope and nature of the management, security, cleaning and maintenance services. Transactions in which the acquired company is a business are treated as a business combination, as specified above. However, transactions in which the acquired company is not a business are treated as a group of assets and liabilities. In transactions of this kind, the acquisition cost, including transaction costs, is proportionately allocated to the identifiable assets and liabilities which were acquired, based on their proportional fair value as of the acquisition date. In the latter case, goodwill is not recognized, and deferred taxes are not recognized, in respect of temporary differences which exist as of the acquisition date. When the Company engages in a transaction to purchase an asset (a transaction which does not constitute a business combination), and the purchase consideration includes contingent consideration which depends on the occurrence of future events which are not under the Company’s control, a contingent consideration liability is initially recognized on the date when the asset is recognized.

C.	Classification of interest paid, dividends paid and interest and dividends received in the statement of cash flows

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

D.	Fixed assets

(1)	General

Fixed assets are tangible items which are held for the purpose of use in the production or provision of goods or services, which are expected to be used in more than one period.

Fixed asset items are presented in the statement of financial position at cost less accumulated depreciation, and less accumulated impairment loss. The cost includes the asset’s purchase cost, and costs which are directly attributable to bringing the asset to the location and condition which are required for its operation in the manner intended by management. The cost of qualifying assets also includes borrowing costs to be capitalized, as stated in section D(4) below. For details regarding the impairment testing of fixed assets, see section H.

Fixed asset items include photovoltaic, storage and wind energy facilities for production of electricity, when those systems are not covered under IFRIC 12 and other equipment.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

D.	Fixed assets (Cont.)

(3)	Depreciation of fixed assets

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

The useful lifetimes, depreciation rates and depreciation methods used in calculating depreciation are as follows:

	Useful lifetime	Depreciation rates	Depreciation method
Wind farms	25-30 years	3.33%-4%	Straight line
Photovoltaic systems	30-35 years	2.86%-3.33%	Straight line
Automatic cleaning systems	20 years	5%	Straight line
Others	3-14 years	7%-33.33%	Straight line

The asset’s depreciation method, useful lifetime and residual value are reviewed by Company management at the end of each fiscal year. Changes are treated as prospective changes in estimate.

Profit or loss which has arisen due to the sale or expense from the use of a fixed asset item is determined according to the difference between the proceeds from its sale and its carrying value on the date of sale or removal from use, and carried to the statement of income as an “Other income”.

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

(5)	Liability in respect of the costs of dismantling and removal of the facility and restoring the site where the facility is located

The cost of a fixed asset item includes, inter alia, the costs of dismantling and removal of the item and the restoration of the site on which it is located, which give rise to a liability for the entity upon acquisition of the item or as a result of the use of the item over a specific duration, other than for the creation of inventory in such period. After the initial recognition date, Changes in the foregoing liability until the end of the item’s depreciation period are added to or subtracted from the asset in the current period. Changes in the aforesaid liability due to the passage of time are recognized in profit or loss as finance expenses as incurred.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

E.	Deferred costs in respect of projects

Deferred costs in respect of projects are costs which were accrued for the development of projects, and for which it is probable that economic benefits will derive to the Company in the future and the costs can be measured reliably. In assessing whether such expenditures can be capitalized, the Company evaluates, among other factors, the likelihood in succeeding to develop a project (i.e. taking into account both physical and regulatory aspects), the progress phase in the development, the Company's experience in the geographic area and with the related regulator, whether there are other obstacles or competitors that might affect the probability to successfully develop etc. The Company assess such likelihood of success in each individual case, If it is probable that the relevant project will be materialized. these costs are capitalized and presented under the item for “deferred costs in respect of projects” in the statement of financial position. If during the process it is no longer probable that the project can be materialized, any related amounts that were previously capitalized are written off (i.e. expensed). Once all the approvals obtained and the project is ready to be constructed on, the related development costs that have been deferred are classified to Fixed assets.

F.	Service concession arrangements

The Company received from the state of Israel, through the Public Utilities Authority - Electricity (hereinafter: the “Electricity Authority”), licenses (concessions) for the construction of facilities for the production of electricity using photovoltaic technology, or through wind energy, for the purpose of providing services involving the production of electricity from renewable energy sources, and also engaged in agreements with Israel Electric Corporation (hereinafter: the “IEC”) to purchase the electricity which is produced in those facilities (hereinafter: the “Purchase Agreement”), in BOO (Build, Operate, Own) agreements.

The Electricity Authority determines the tariff that will be paid for the electricity produced in the photovoltaic facilities on the date of tariff approval, and thereby controls it, and requires the operator to sign the purchase agreement as a condition for the receipt of the permanent production license.

With respect of photovoltaic facilities in Israel which commenced operation until December 31, 2016, the Company made specific economic calculations for each of the facilities which it owns, and reached the conclusion that the residual value from additional continued operation, beyond 20 years, is negligible relative to the facility’s total value.

In accordance with the above, the appropriate treatment of these photovoltaic facilities is in accordance with IFRIC 12, and the Company is adopted the financial asset model, as defined in that interpretation.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

F.	Service concession arrangements (Cont.)

Proceeds attributable to the repayment of the asset are classified in the statement of cash flows Activity under operating activities, as activity in respect of concession arrangements - repayment of contract asset.

The consideration which is recognized on the date of revenue recognition, as stated above, is treated as a contract asset covered under IFRS 15 (see section M(2) below) throughout the entire period of the concession arrangement, and is not reclassified in the commercial operation stage to a financial asset (receivables) covered under IFRS 9, since the contractual right to receive payment for the services in accordance with the arrangement arises as the facilities commence operation and producing electricity in practice, and does not only depend on the passage of time.

For details regarding the timing of recognition of revenue from the provision of services, see section M(2) below.

For details regarding the impairment of financial assets, see section I(4) below.

With respect of the change in the treatment of “Haluziot” facility see Note 8.

G.	Intangible assets

Concession rights

The Company has agreements for the provision of electricity and concession agreements which are presented at cost, after deducting amortization (except as stated in section F), and are amortized according to the useful lifetime which was determined for the facility to which they are attributed.

The concession rights have definite useful lifetimes and are amortized in a straight line throughout their estimated useful lifetime, subject to an impairment test. Changes in the estimated useful lifetime of an intangible asset with a definite lifetime are treated prospectively.

Goodwill

Goodwill which was created due to the acquisition of subsidiaries is presented under intangible assets. For details regarding the measurement of goodwill upon initial recognition, see section B(2) above.

In subsequent periods, goodwill is measured at cost after deducting accumulated impairment losses.

H.	Impairment of non-financial assets

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

I.	Financial assets

(1)	General

Financial assets are recognized in the statement of financial position when the Group becomes a party to the instrument’s contractual terms.

(2)	Financial assets measured at fair value

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

(3)	Financial assets measured at amortized cost

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

(4)	Impairment of financial assets

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

J.	Financial liabilities and equity instruments which were issued by the Group

(1)	Classification as a financial liability or as an equity instrument

Liabilities and equity instruments which were issued by the Group are classified as financial liabilities or as equity instruments in accordance with the nature of the contractual arrangements, and the definition of a financial liability and equity instrument.

(2)	Financial liabilities

Financial liabilities are presented and measured according to the following classification:

•	Financial liabilities at fair value through profit or loss (derivatives not designated in hedge accounting relationship).
•	Financial liabilities at amortized cost.

Financial liabilities at amortized cost:

The Group has loans from banks and others which were initially recognized at fair value less transaction costs. After the initial recognition date, these loans are measured at amortized cost using the effective interest method.

(3)	Debentures convertible into Company shares

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

(4)	Capital notes

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

J.	Financial liabilities and equity instruments which were issued by the Group (Cont.)

(5)	Deferred borrowing costs

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

K.	Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments for the purpose of hedging against foreign currency risks, interest rate risks, and electricity price change risk, as well as derivatives which are not used for hedging purposes. For additional details on the derivatives which the Group uses, see Note 26.

Derivative financial instruments are initially recognized on the date of the engagement and at the end of each subsequent reporting period, according to their fair value. Derivative which was designated for hedging purposes and fulfills all of the conditions for the determination of a hedge relationship, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly to a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in the fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in the statement of income in finance income or finance expenses.

When the result of the expected transaction is the recognition of a non-financial item, the amounts which accrued in the hedging reserve are included in the initial cost of the non-financial item, on the realization date of the hedge transaction.

Hedge accounting is not applied to derivative instruments which are used for economic hedging of financial assets and liabilities denominated in foreign currency. Changes in the fair value of such derivatives are included in finance income or expenses in the statement of income.

L.	Tax equity partnership

The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar projects. Tax equity partnerships are characterised by a tax equity partner, who contributes an upfront payment as part of the initial project investment and generally does not have an operational role in the project. The partner receives a contractually agreed return on the contribution. In order to ‘repay’ the initial contribution and the return, a disproportionate share of the production tax credits (PTCs) or the investment tax credits (ITCs) and other tax attributes (accelerated tax depreciation and other taxable results) are allocated to the partner during the first part of the project's lifetime.

The tax equity structure used in the financial statements is the sale and leaseback transaction (according to IFRS 16). The Company sells eligible solar projects to tax partner and enters into master lease agreements to lease the solar project back for an agreed-upon term. The Company has assessed these arrangements and determined that the transfer of assets should not be accounted for as a sale in accordance with IFRS 15. Therefore, the Company accounts for these transactions using the financing method by recognizing the consideration received as a financing obligation, with the assets subject to the transaction remaining on the balance sheet of the Company and depreciated based on the Company's normal depreciation policy. The aggregate proceeds have been recorded as debt within the consolidated balance sheets. Eligible income tax credits are transferred to the tax partner upon completion of a sale of a solar project. Transfer of tax credits recognized as deferred gain on Company balance sheet. This deferred gain is amortized over time using a straight-line method. Income from amortization is included in other income on our statements of income.

Another structure of Tax Equity is the Flip Point. As of December 31, 2023, the company has no projects that have used this structure.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

M.	Revenue recognition

Revenue from contracts with customers is recognized in the statement of income when (or insofar as) the control of the asset is transferred to the customer.

Presented below are the specific criteria regarding revenue recognition, which must be fulfilled in order to recognize revenue:

(1)	Revenues from the sale of electricity

Revenues from the sale of electricity are carried to the income statement when the performance obligation to transfer the electricity is satisfied upon the actual delivery of electricity to the customer. The Group’s revenue from its business activities mostly arises from its Power Purchase Agreements (PPA) to provide electricity to local electricity authorities in its operating countries. The agreements are for a predetermined period and at a fixed tariff. The remaining produced electricity which is sold out of these agreements is sold at market conditions.

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

Distinction between “contract assets” and “receivables”

When the Group provides construction services to a customer before the date of payment from a customer in accordance with the agreement, the Company presents the receivable consideration as a “contract asset”, except for any amounts which are presented under “receivables”. “Contract assets” represent the Group’s right to consideration in respect of services which it has performed for the customer. “Receivables” represent the Group’s right to non-contingent consideration. The right to consideration is not conditional if only the passage of time is required before the repayment date of that consideration. The Group presents, in the consolidated statement of financial position, “contract assets” in respect of contracts with customers separately from receivables. Contract assets are presented under the item for “contract assets in respect of service concession arrangements” (for additional details, see section F above), while receivables are presented under the item for “trade receivables”.

(3)	Revenues from construction services

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

(4)	Revenues from management or development fees

The Company, through a subsidiary, has entered into a long-term agreements of providing development and operational management services to projects under development and operational projects owned by third parties for a fixed price. Revenues are recognized on a straight line basis when the performance obligation to provide the service is satisfied throughout the service period.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

M.	Revenue recognition (Cont.)

N.	Share-based payment transactions

Share-based payments to employees and others who provide similar services are settled with the Group’s equity instruments which are measured at fair value on the grant date. The Group measures, on the grant date, the fair value of the granted equity instruments, using the binomial model (for details regarding the method used to measure the fair value of share-based payments, see Note 18).

In transactions when a subsidiary grants to its employees' rights in the parent Company’s equity instruments, the Group treats the grant as an equity-settled share‑based payment transaction.

O.	Income taxes

(1)	General

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 2 - Material Accounting Policies (Cont.)

O.	Income taxes (Cont.)

(3)	Deferred taxes (Cont.)

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

P.	Employee benefits

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

Contingent consideration as part of a business combination for services to be provided by employees to the company are measured in accordance with IAS19 employee benefits.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 3 - New Financial Reporting Standards, Published Interpretations, and Amendments to Standards

a) Initial application of new standards, amendments to standards and interpretations

Standard / interpretation / amendment		Publication requirements	Application and transitional provisions	Expected impact
(1)	Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies.”
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
The amendment is initially applied in the annual financial statements for 2023.
As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

(2)	Amendment to IAS 12 Income taxes: Deferred tax associated with assets and liabilities arising from a single transaction
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

The Amendment is effective for annual periods beginning on or after January 1, 2023. For deferred taxes arising from leases and decommissioning and restoration liabilities, the Amendment is applied by amending the opening balance of retained earnings for the earliest comparative data presented.
Application of the Amendment did not have a material effect on the financial statements.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 3 - New Financial Reporting Standards, Published Interpretations, and Amendments to Standards (Cont.)

b) New standards, amendments to standards and interpretations which have not yet been adopted (Cont.)

Standard / interpretation / amendment		Publication requirements	Application and transitional provisions	Expected impact

(3)	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants
The Amendment, together with the subsequent amendment to IAS 1 replaces certain requirements for classifying liabilities as current or non-current.
According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period.
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
The Group is examining the effects of the Amendment on the financial statements.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

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

		Amortization of development costs to the statement of income.	See Note 2E regarding deferred project costs.
Recoverable amount of a cash generating unit which includes goodwill
The determination of this estimate is based on discounted cash flow forecasts. The determination of cash flows is based on various assumptions regarding the results of the future operation of the cash generating unit.
		Changes in estimates due to changes in these assumptions, or in the discount rate, could affect profit.	See Note 2H for details regarding the impairment of intangible assets

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 5 - Cash and Cash Equivalents

	December 31	December 31
	2023	2022
	USD in thousands	USD in thousands
Cash in banks	387,891	129,792
Short term deposits	15,914	64,077

	403,805	193,869

Note 6 - Other Receivables

	December 31	December 31
	2023	2022
	USD in thousands	USD in thousands

Government institutions	8,665	6,409
Other receivables	19,594	20,288
Prepaid expenses	32,432	10,256

	60,691	36,953

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 7 - Investments in Investee Entities

A.	Consolidated entities:

1)	Business combinations

Signing of an agreement to acquire a company in the solar energy and energy storage segment in the United States - Clēnera LLC

On August 2, 2021, the Company acquired 90.1% of the holdings in Clēnera LLC (hereinafter: “Clēnera”), for a total value of up to USD 433 million.

Transaction structure

1.	The Company, through a wholly controlled American subsidiary, acquired the seller’s holdings, while the two founders will maintain a minority stake of 9.9%.

2.
The consideration for the transaction is comprised of upfront payments and future performance-dependent payments that will be determined in accordance with a gradual, performance-based (“Earn Out”) payment mechanism, which will gradually decrease according to the projects’ respective years of commercial operation, until 2025.

Projects that reach commercial operation after 2025 will not be eligible for earn out payments, according to the mechanism which was determined. Additionally, approximately 39% of the Earn Out payment is subject to the two founders’ continued tenure and provision of services to Clēnera, for a minimum of 3 years.

3.	5 years after the closing of the transaction, the founders will be given the opportunity to exercise a put option in respect of their holdings in Clēnera, in accordance with an agreed-upon mechanism.

Update of the liabilities in respect of Earn Out consideration and put option in connection with the transaction to acquire Clēnera LLC

According to changes in the Company’s estimations regarding the projected operation date of a limited number of projects and according to an update to the agreement signed on December 2022 that increased the Earn Out rate for the Atrisco project and extended the eligibility of commercial operation date limit for CO-BAR project for 2026, the Company reduced the estimations for the value of the Earn Out consideration in the amount of approximately USD 28.8 million in 2023 (USD 10.3 million in 2022), and reduced the value in respect of the put option in the amount of approximately USD 5.9 million in 2023 (USD 1.7 million in 2022).

The total impact amounted to approximately USD 34.7 million (USD 12 million in 2022) and included in “Other income” in the statement of income.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 7 - Investments in Investee Entities (Cont.)

A.	Consolidated entities: (Cont.):

2)	Details of material consolidated entities which are held by the Company:

Entity name	Country of incorporation	Effective stake in equity interests consolidated entity
		As of December 31
		2023	2022
		%	%
Eshkol Havatzelet - Halutziot - Enlight L.P. (hereinafter: “Halutziot”)	Israel	90	90
Mivtachim Green Energies Ltd. (hereinafter: “Mivtachim”)	Israel	100	100
Talmei Bilu Green Energies Ltd. (hereinafter: “Talmei Bilu”)	Israel	100	100
Eshkol Ela - Kramim - Enlight L.P. (hereinafter: “Kramim”)	Israel	100	100
Eshkol Brosh - Idan - Enlight L.P. (hereinafter: “Idan”)	Israel	100	100
Eshkol Zayit - Zayit Yarok - Enlight L.P. (hereinafter: “Zayit Yarok”)	Israel	100	100
Peirot HaGolan - Enlight L.P., Eshkol Gefen - Barbur - Enlight L.P., Sde Nehemia - Enlight L.P. (hereinafter: “Peirot HaGolan”, “Barbur”, “Sde Nehemia”, altogether “Meduim rooftops”)	Israel	51-100	51-100
Emek HaBacha Wind Energy Ltd. (hereinafter: “Emek HaBacha”)	Israel	40.85	40.85
Enlight Kramim L.P., Orsol Energy 3 (A.A.) L.P., Enlight Kidmat Zvi L.P., Enlight - Eshkol Dekel L.P. (altogether hereinafter: “Sunlight 1”)	Israel	50.1-100	50.1-100
Enlight Beit Shikma L.P., Enlight Beit HaShita Solar Energy, L.P. (all together hereinafter: “Sunlight 2”)	Israel	74-100	74-100
Dorot sun L.P., Talmei Yafe Sun L.P. (hereinafter: “Dorot” and “Talmei Yafe” respectively)	Israel	-	50
Ruach Beresheet L.P. (hereinafter: “Ruach Beresheet”)	Israel	54	54
Enlight Sde Nitzan L.P., Enlight Ein Habesor L.P., Enlight Maccabi L.P. (altogether hereinafter: "Storage 1")	Israel	50.1-100	50.1-100
Enlight Maccabi 2 L.P., Enlight Revivim Ein Gedi L.P., Orsan Energy 3 L.P., A.N. Faran Solar L.P., Enlight Reim Renewable Energy L.P., A.N Mahanim L.P. (altogether hereinafter: "Storage 2")	Israel	50.1-100	50.1-100
Enlight Finance L.P.	Israel	100	-
Tullynamoyle Wind Farm 3 Limited (hereinafter: “Tullynamoyle”)	Ireland	50.1	50.1
Vjetroelektrana Lukovac d.o.o (hereinafter: “Lukovac”)	Croatia	50.1	50.1
EW-K-Wind d.o.o (hereinafter: “EWK”)	Serbia	50.1	50.1
Megujulohaz kft, Raaba Green kft (alltogether hereinafter: “Attila”)	Hungary	50.1	50.1
Rabba ACDC KFT (hereinafter: “Raaba ACDC”)	Hungary	100	100
Rabba Flow KFT (hereinafter: " Raaba Flow")	Hungary	100	100
SOWI Kosovo LLC (hereinafter: “SOWI”)	Kosovo	60	48
Vindpark Malarberget I Norberg AB (hereinafter: “Picasso”)	Sweden	68.8	68.8
Generacion Eolica Castilla La Mancha Sl (hereinafter: “Gecama”)	Spain	72	72
Björnberget Vindkraft AB (R) (hereinafter: “Bjornberget”)	Sweden	55.18	55.18
Enlight K2-Wind doo Belgrade-Novi Belgrade ((hereinafter: "Pupin")	Serbia	100	16.53
Clēnera LLC	USA	90.1	90.1

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 7 - Investments in Investee Entities (Cont.)

B.	Subsidiaries entities in which the non-controlling interests are material:

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

	As of December 31, 2023						For the year ended December 31, 2023
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit	Profit attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Co-Op (holding Lukovac and EWK)	49.9	35,556	26,611	229,483	20,632	170,832	49,211	19,946	8,304	29,451	(130)	(28,064)	1,257

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 7 - Investments in Investee Entities (Cont.)

B.	Subsidiary entities in which the non-controlling interests are material: (Cont.)

	As of December 31, 2022						For the year ended December 31, 2022
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit	Profit attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Co-Op (holding Lukovac and EWK)	49.90	26,276	21,511	230,604	18,345	181,112	40,348	13,875	3,542	26,998	(911)	(20,133)	5,954

Danuba Power (holding SOWI)	52	25,792	20,362	134,658	11,252	94,168	23,718	7,323	3,808	11,857	(28,775)	19,144	2,226

The Iberian Wind (holding Gecama)	28.01	56,786	48,514	412,951	36,803	222,372	43,512	21,026	5,902	22,915	(108,038)	106,344	21,221

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 7 - Investments in Investee Entities (Cont.)

B.	Subsidiary entities in which the non-controlling interests are material: (Cont.)
	As of December 31, 2021						For the year ended December 31, 2021
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit (loss)	Profit (loss) attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Co-Op (holding Lukovac and EWK)	49.9	19,196	17,002	252,630	17,359	213,806	49,510	17,354	5,911	29,673	1,297	(30,708)	262

The Nordic Wind (holding Picasso)	31.18	21,184	18,354	179,603	20,017	110,002	11,757	6,017	1,876	(3,839)	5,817	1,084	3,062

Danuba Power (holding SOWI)	52	23,487	12,135	139,701	20,392	86,277	-	2,277	1,184	3,093	(62,746)	63,838	4,185

Bjornberget	49	55,144	34,008	203,728	15,419	109,778	-	(72)	(35)	(118)	(75,037)	103,552	28,397

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 8 - Contract Assets in respect of Concession Arrangements for the Construction and Operation of Photovoltaic Systems

Project	Total capacity in MW	Stake in the project	Tariff approval for the facility (NIS 0.01 per kWh)	Rate of return on the contract asset	Contract asset as of December 31, 2023 (USD in thousands)	Expiry date of the contract
Peirot HaGolan	1.5	51%	53.99	5.75% linked	2,704	30/06/2035
Sde Nehemia	0.63	100%	53.99	5.75% linked	870	31/03/2035
Barbur	0.5	51%	53.99	5.75% linked	680	31/03/2035
Talmei Bilu	10	100%	102.46	6.5% linked	34,062	30/09/2033
Mivtachim	10	100%	130.39	8% linked	40,411	30/09/2033
Kramim	5	100%	96.31	6% linked	13,170	31/12/2033
Idan	3	100%	96.31	6% linked	7,519	30/09/2033
Balance as of December 31, 2023					99,416

	2023	2022
	USD in thousands
Balance as of January 1	106,774	287,042
Repayment of contract asset under concession arrangements	(14,120)	(17,579)
Finance incomes	9,643	17,188
Reclassification from IFRIC 12 to a fixed asset (*)	-	(162,359)
Translation differences	(2,881)	(17,518)
Balance as of December 31	99,416	106,774

(*)

Following the significant change to the terms of the concession arrangement with the state of Israel, which included the execution of significant technological changes to the Halutziot facility in the second quarter of 2022, and the expansion thereof in a manner which is expected to increase the capacity and effectiveness of production, the Company re-evaluated the application of IFRIC 12 (hereinafter: the “Interpretation”), and concluded that the facility no longer falls under the scope of that interpretation. As a result, beginning from the second quarter of 2022, the Halutziot facility will be accounted for as a fixed asset, at cost.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 9 - Fixed Assets

Composition and changes:

	2023
	PV + Storage (A)	Wind farms (B)	Others	Total
	USD in thousands
Cost:
As of January 1, 2023	529,426	1,760,859	5,639	2,295,924
Capitalization – IFRS 16	1,632	2,790	-	4,422
Additions (1)	692,754	79,466	2,575	774,795
Sale of consolidated companies (2)	(21,828)	-	-	(21,828)
Translation differences	(22,590)	51,393	(100)	28,703
Cost as of December 31, 2023	1,179,394	1,894,508	8,114	3,082,016

Accumulated depreciation:
As of January 1, 2023	17,079	56,089	2,022	75,190
Depreciation expenses	11,839	46,058	938	58,835
Sale of consolidated companies (2)	(3,098)	-	-	(3,098)
Translation differences	(230)	4,032	(82)	3,720
Accumulated depreciation as of December 31, 2023	25,590	106,179	2,878	134,647

Carrying value as of December 31, 2023	1,153,804	1,788,329	5,236	2,947,369

	2022
	PV + Storage (A)	Wind farms (B)	Others	Total
	USD in thousands
Cost:
As of January 1, 2022	122,565	1,403,984	3,908	1,530,457
Capitalization – IFRS 16	-	4,053	-	4,053
Additions (1)	280,518	460,722	2,190	743,430
Reclassification from IFRIC 12	162,359	-	-	162,359
Initial consolidation	1,432	-	-	1,432
Translation differences	(37,448)	(107,900)	(459)	(145,807)
Cost as of December 31, 2022	529,426	1,760,859	5,639	2,295,924

Accumulated depreciation:
As of January 1, 2022	10,726	29,498	1,404	41,628
Depreciation expenses	7,678	28,445	761	36,884
Translation differences	(1,325)	(1,854)	(143)	(3,322)
Accumulated depreciation as of December 31, 2022	17,079	56,089	2,022	75,190

Carrying value as of December 31, 2022	512,347	1,704,770	3,617	2,220,734

(1)
A total of approximately USD 28 million out of the additions applies to the capitalization of borrowing costs which arose from the construction of the qualifying assets period (2022: approximately USD 39 million).

(2)	During 2023 the Company sold two consolidated entities “Dorot” and “Talmei Yafe”. For additional information see Note 29A (22).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 9 - Fixed Assets (Cont.)

(A)	PV + Storage

Presented below is a review of the material projects which are included under PV and Storage facilities as of the reporting date:

Electricity production projects	PV Projects in Israel	PV Projects in Hungary(*)	APEX	Atrisco(*)
Country	Israel	Hungary	United States	United States
Year of commercial operation (if applicable)	2012-2023	2019-2023	2023	-
Installed capacity	281.1 MWp+519.2 MWh storage	143 MWp	105 MWp	364 MWp+1200Mwh
Effective holding rate	50.1%-100%	50.1%-100%	90.1%	90.1%
Depreciated cost as of December 31, 2023	USD 436 million	USD 85 million	USD 140 million	USD 497 million

(*) Projects under construction or include projects under construction

(B)	Wind farms

Presented below is a review of the material projects which are included under wind farms as of the reporting date:

Electricity production projects	EWK	Lukovac	SOWI	Picasso	Björnberget
Country	Serbia	Croatia	Kosovo	Sweden	Sweden
Year of commercial operation	2019	2018	2021	2021	2023
Installed capacity	105 MWp	49 MWp	105 MWp	113 MWp	372 MWp
Effective holding rate	50.1%	50.1%	60%	68.8%	55.18%
Depreciated cost as of December 31, 2023	USD 143 million	USD 50 million	USD 136 million	USD 141 million	USD 390 million

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 9 - Fixed Assets (Cont.)

(B)	Wind farms (Cont.)

Electricity production projects	Emek HaBacha	Ruach Beresheet	Gecama
Country	Israel	Israel	Spain
Year of commercial operation	2022	2023	2022
Installed capacity	109 MWp	189 MWp	329 MWp
Effective holding rate	40.85%	54%	72%
Depreciated cost as of December 31, 2023	USD 192 million	USD 377 million	USD 340 million

Note 10 - Intangible Assets

A.	Composition and changes

	Electricity supply agreements and concession agreements	Goodwill	Total
	USD in thousands
Cost
Balance as of January 1, 2022	103,524	148,128	251,652
Initial consolidation	41,437	-	41,437
Others	(247)	-	(247)
Translation differences	(6,447)	-	(6,447)

Balance as of December 31, 2022	138,267	148,128	286,395

Initial consolidation	7,965	-	7,965
Translation differences	3,010	-	3,010

Balance as of December 31, 2023	149,242	148,128	297,370

Amortization:
Balance as of January 1, 2022	4,593	-	4,593
Amortization (1)	2,141	-	2,141
Translation differences	(56)	-	(56)

Balance as of December 31, 2022	6,678	-	6,678

Amortization	3,024	-	3,024
Translation differences	(293)	-	(293)

Balance as of December 31, 2023	9,409	-	9,409

Depreciated cost as of December 31, 2022	131,589	148,128	279,717
Depreciated cost as of December 31, 2023	139,833	148,128	287,961

(1)	The amortization of the intangible assets is included under Costs of sales in the Consolidated Statements of Income and Other Comprehensive Income.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 10 - Intangible Assets (Cont.)

C.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Company’s operations in the United States which represents the lowest level within the Group at which goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill:

	As of December 31
	2023	2022
	USD thousands	USD thousands
Goodwill	148,128	148,128

The estimated recoverable amount of the unit was higher than its carrying amount, and therefore there was no need for an impairment.

The recoverable amount was based on its value in use and was determined by discounting its future cash flows to be generated with the assistance of independent valuers. Value in use in 2023 was determined in a similar manner as in 2022. The carrying amount of the unit was determined to be lower than its recoverable amount and no impairment loss was recognized.

Key assumptions used in calculation of the recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates, sponsor cash flows from operating and development projects.

(1)	Discount rate

The after-tax discount rate was estimated based on past experience, and an industry average weighted average cost of capital. Project cash flows were discounted at a discount rate of 8.75% based on the project’s development stage.

(2)	Sponsor Cash Flows

Sponsor cash flows relate to the cash flows at the equity level after tax equity partner, debt, and taxes.

Note 11 - Other Payables

	December 31 2023	December 31 2022
	USD in thousands	USD in thousands
Accrued expenses	10,489	9,992
Provision for construction completion cost	42,475	31,508
Liabilities to employees and other liabilities for salaries	20,850	18,707
Government institutions	13,642	8,784
Payables in respect of purchase transaction	10,428	4,304
Interest payable in respect of debentures	3,541	2,761
Interest payable in respect of loans	1,949	1,161
Others	248	647

	103,622	77,864

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 12 - Loans from banks and other financial institutions

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2023	2022	2023	2022	2023	2022
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Credit from banks (1)	-	565	-	-	-	565
Loans from banks and other financial institutions for project financing (2)	324,666	165,062	1,586,692	1,376,260	1,911,358	1,541,322
Loans from banks for corporate financing (3)	-	-	116,233	42,797	116,233	42,797

Total credit	324,666	165,627	1,702,925	1,419,057	2,027,591	1,584,684

(1)	Withdrawals from a value added tax facility during the construction period in accordance with the financing agreements of the various projects.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing

Project name	Mivtachim and Talmei Bilu	Halutziot	Kramim and Idan	Medium rooftops
Lender	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Bank Leumi Le-Israel Ltd. and entities of Menorah Group and Amitim Pension Fund	Institutional entities of Clal Insurance Group
Amount of loan / credit facility	USD 98 million (NIS 356 million)	USD 152 million (NIS 552 million)	USD 30 million (NIS 107 million)	USD 4 million (NIS 15 million)
Date financing provided	December 2020	December 2020	December 2020	January 2019
Balance of the loan as of December 31, 2023	USD 83 million (NIS 300.3 million)	USD 152 million (NIS 552 million)	USD 26 million (NIS 93.6 million)	USD 3 million (NIS 12 million)
Balance of the loan as of December 31, 2022	USD 91 million (NIS 320.2 million)	USD 164 million (NIS 576.8 million)	USD 28 million (NIS 99.1 million)	USD 4 million (NIS 12.6 million)
Amortization schedule	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments	Spitzer amortization table comprised of quarterly payments
Debt period	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 13 years.	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 15 years.	Throughout the entire period until the expiration date of the permanent electricity production license, approximately 13 years.	Approximately 15 years
Stated annual interest rate	Interest of approximately 0.77%, index-linked	Interest of approximately 0.88%, index-linked	Interest of approximately 0.8%, index-linked	Interest of approximately 2.2%, index-linked
Financial covenants:
Debt service reserve	-	-	-	USD 0.22 million (NIS 0.8 million)
ADSCR default	1.05	1.05	1.05	1.07
LLCR default	1.05	1.05	1.05	1.12
Fulfillment of financial covenants	As of the balance sheet date, the companies fulfilled the foregoing financial covenants	As of the balance sheet date, the partnership fulfilled the foregoing financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants
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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing (Cont.)

Project name	Sunlight 1	Emek HaBacha	Sunlight 2 and Dekel.
Lender	Institutional entities of Clal Insurance Group	Bank Hapoalim Ltd. in collaboration with Phoenix and Harel groups	Institutional entities of Clal Insurance Group
Amount of loan / credit facility	USD 44 million (NIS 160 million)	USD 159 million (NIS 576 million) Index linked loan	USD 19 million (NIS 70 million)
Date financing provided	March 2018	November 2018	December 2019
Balance of the loan as of December 31, 2023	USD 22 million (NIS 76 million)	USD 161 million (NIS 584.5 million)	USD 13 million (NIS 48.8 million)
Balance of the loan as of December 31, 2022	USD 42 million (NIS 146.5 million)	USD 168 million (NIS 589.7 million)	USD 14 million (NIS 49.3 million)
Amortization schedule	Spitzer amortization table, quarterly repayments.	Spitzer amortization table, quarterly repayments.	Spitzer amortization table, quarterly repayments
Debt period	Construction period and another approximately 22 years	Construction period and another approximately 18 years.	Construction period and another approximately 22 years
Stated annual interest rate	interest within the range of 2.6%-3%, CPI-linked	The construction period - base interest (*) plus a margin of 3.3%, CPI-linked The operation period - base interest (*) plus a margin of 2.65%, CPI-linked	Base interest (*) plus a margin of 2.15%, CPI-linked
Financial covenants:
Debt service reserve	USD 2 million (NIS 6 million)	-	USD 1 million (NIS 2 million)
ADSCR default	1.07	1.05	1.07
LLCR default	1.12	1.05	1.12
Fulfillment of financial covenants	As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required
As of the balance sheet date, the partnerships fulfilled the foregoing financial covenants except in the case of one project, in connection with which the Company has received a waiver letter from the applicable bank stating that the lender waives, inter alia, its right to demand immediate repayment.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions (Cont.)

Project name	Tullynamoyle	Lukovac	EWK	Storage 1+2, through Enlight Finance L.P.
Lender	Bank of Ireland	ERSTE and PBZ, of INTESA Group	ERSTE, EBRD and Novi Sad	Bank Hapoalim B.M.
Amount of loan / credit facility	USD 15.82 million (EUR 14.3 million)	USD 54 million (EUR 48.8 million)	USD 153.7 million (EUR 139 million)	USD 224 million (NIS 812 million)
Date financing provided	August 2020	December 2020	December 2017	December 2023
Balance of the loan as of December 31, 2023	USD 12.16 million (EUR 11 million)	USD 41 million (EUR 37 million)	USD 93 million (EUR 84 million)	USD 141 million (NIS 513.1 million)
Balance of the loan as of December 31, 2022	USD 12.65 million (EUR 11.86 million)	USD 43.9 million (EUR 41 million)	USD 99.9 million (EUR 93.6 million)	-
Amortization schedule	The loan will be repaid in 50 quarterly payments	The loan will be repaid in 46 quarterly payments	The loan will be repaid in 23 semi-annual payments	The loan will be repaid in 12 semi-annual payments ending with a final repayment of the remaining loan balance.
Debt period	12.5 years	11.5 years	Construction period and another 11.5 years	20-year amortization period and a 6-year mini-perm term
Stated annual interest rate	90% of the loan bears interest at a rate of 3.47% and 10% of the loan bears interest of 3M Euribor plus a margin of 2%	81% of the loan bears interest at a rate of 3.5% and 19% of the loan bears interest of 3M Euribor plus a margin in the range of 3-3.5%	EUR 83 million of the loan bears interest at a rate of 2.3%, EUR 40 million of the loan bears interest at a rate of 3.95%, And EUR 16 million of the loan bears interest in the range of 4.65%-4.83%.	Interest at a rate of 2.6% above Israeli nominal government bond yields
Financial covenants:
Debt service reserve	-	USD 3.1 million (EUR 2.8 million)	USD 8.5 million (EUR 7.7 million)	-
ADSCR default	1.05	1.10	1.10	1.05
Fulfillment of financial covenants	Non-fulfillment, receipt of a waiver letter from the bank stating that the lender waives, inter alia, its right to demand immediate repayment.	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	-
Collateral
The project company pledged in favor of the bank all of the equipment in the project, its rights by virtue of power purchase agreements, its rights in the licenses, its rights in the insurance policy, and its other rights in the project. The Company’s entire stake in the project company was also pledged in favor of the bank.
		The project company will pledge in favor of the bank the project equipment, power purchase agreements, its rights in licenses, the insurance policy, and its other rights in the project.	The project company will pledge in favor of the bank the project company’s assets, cash flow rights, insurance policies, collateral from EPC contractors, etc.

Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, and cross-support between the projects in the cluster, in respect of the debt service.
Twelve months after the last COD, a debt sizing test will be carried out. If the debt sizing test does not meet the required ratio, the Company may be required to inject equity in order to reduce debt amount so it meets the debt sizing required ratio.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions (Cont.)

Project name	Attila	SOWI	Picasso	Halutziot 2+ Halutziot 1 upgrade
Lender	ERSTE	ERSTE, NLB group and EBRD	Hamburg Commercial Bank	Bank Leumi Le-Israel Ltd.
Amount of loan / credit facility	USD 40.6 million (HUF 14 billion)	USD 127.2 million (EUR 115 million)	USD 90.4 (EUR 81.7) million. The bank will also provide a credit facility for the required guarantees at a scope of up to USD 6.5 (EUR 5.8) million during the operating period	USD 49 million (NIS 177 million)
Date financing provided	January 2019	January 2020	January 2020	September 2022
Balance of the loan as of December 31, 2023	USD 34 million (HUF 11.76 billion)	USD 99 million (EUR 89.6 million)	USD 81 million (EUR 72.9 million)	USD 49 million (NIS 177 million)
Balance of the loan as of December 31, 2022	USD 33.7 million (HUF 12.66 billion)	USD 102.6 million (EUR 96.2 million)	USD 83 million (EUR 77.5 million)	-
Amortization schedule	Quarterly repayments, spitzer amortization table with lower repayments in the first two years	Semi-annual repayments, Spitzer amortization table	Quarterly repayments, spitzer amortization table	Spitzer amortization table comprised of quarterly payments
Debt period	Construction period and another 17 years	Construction period and another 11 years	Construction period and another 18 years	Construction period and another 22 years
Stated annual interest rate	30% of the loan bears interest at a rate of 4.05% And 70% of the loan bears interest at a rate of approximately 6.3%.	Approximately 50% of the loan bears interest at a rate of 1.9%, approximately 32% of the loan bears interest at a rate of approximately 4.1% and 18% of the loan bears Euribor plus a margin of 4%.	Interest at a rate of 1.58% during the construction period and until December 31, 2029, and interest at a rate of 2.33% until the end of the loan period.	base interest plus a margin of 1.25%-2.2% CPI-linked
Financial covenants:
Debt service reserve	USD 1.2 million (HUF 414 million)	USD 10.6 million (EUR 9.6 million)	-	-
ADSCR default	1.05	1.05	1.05	1.05
Fulfillment of financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, the Company fulfilled the foregoing financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required
Collateral
Charge on the tariff and the electricity production license, charge on the project companies’ assets, cash flow rights, land rights, insurance. collateral from the project contractors, etc.) The financing of the portfolio of projects is applied and evaluated on a consolidated basis.
		Charge on the project company’s assets, cash flow rights, land rights, collateral from the project contractors, etc.	Charge on the project company’s assets, cash flow rights, land rights, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions (Cont.)

Project name	Ruach Beresheet	Gecama	Björnberget	Atrisco
Lender	Bank Hapoalim Ltd., and in collaboration with entities from Migdal and Amitim Group	Banco de Sabadell and Bankia	KFW IPEX-Bank and DekaBank, and the Swedish Export Credit Corporation (SEK).	Consortium of lenders led by HSBC Securities (USA) Inc.
Amount of loan / credit facility	USD 321.5 million (NIS 1.17 billion)	USD 185.8 million (EUR 168 million)	USD 229 million (EUR 207 million)	USD 303 million for construction period
Date financing provided	July 2020	June 2020	May 2021	December 2023
Balance of the loan as of December 31, 2023	USD 305.8 million (NIS 1.1 billion)	USD 164.4 million (EUR 148.6 million)	USD 218.8 million (EUR 197.8 million)	USD 212.2 million
Balance of the loan as of December 31, 2022	USD 280 million (NIS 986 million)	USD 167.3 million (EUR 156.9 million)	USD 137.3 million (EUR 128.7 million)	-
Amortization schedule	Quarterly repayments, spitzer amortization table	Semi-annual repayments, Spitzer amortization table	Semi-annual repayments, Spitzer amortization table	Construction Loan - semi annual payments based on predetermined amortization schedule.
Debt period	Construction period and another approximately 19 years	Construction period and another approximately 14 years	Construction period and another approximately 18 years	Construction period another approximately 23 years
Stated annual interest rate	construction period - base interest(*) plus a margin of 2.5%-3% Operating period - base interest(*) plus a margin of 2.2%-2.7%
Base interest of Euribor plus a margin of 2.5%-3%. The company hedged 90% of the total base interest liability during the entire debt period of 13 years, beginning from the project’s date of initial operation.

Base interest of Euribor plus a margin of 1.75%. The company hedged approximately 79% of the total base interest liability during the entire debt period of 18 years, beginning from the project’s date of initial operation.

Secured Overnight Financing Rate (“SOFR”) with a margin of 1.5% during construction period and SOFR plus 1.75% during term loan period.
Financial covenants:
Debt service reserve	-	-	-	-
ADSCR default	1.05	1.05	1.05	-
Fulfillment of financial covenants	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	As of the balance sheet date, fulfillment of the foregoing financial covenants is not required	-
Collateral	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.	Charge on the SPV’s assets, cash flow rights, land rights, insurance, collateral from the project contractors, etc.	Collateral on the SPV’s assets, cash flow rights, land rights, insurance, agreements, collateral from the project contractors, etc. Enlight Guarantee.

(*) Base interest rate - The interest rate of CPI-linked government debentures with the same average lifetime, determined on the withdrawal date.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 12 - Loans from banks and other financial institutions (Cont.)

(3)	Loans from banks for corporate financing

The receipt of credit facilities from Israeli banks in a cumulative scope of NIS 400 million

On July 6, 2021, the Company signed agreements with Bank Hapoalim Ltd. and Bank Leumi Le-Israel Ltd. (the “Lenders”), for the provision of credit facilities to the Company for an aggregate principal amount of NIS 250 million and NIS 150 million, respectively that can be executed by NIS or USD according to the Company decision. The credit facilities are intended to finance the Company’s business activities, including investments in the Company’s projects.

On December 22, 2022 the Company drew upon the credit facility from Bank Leumi Le-Israel Ltd. in USD currency in the amount of approximately USD 43 million.

On January 2023, the Company drew upon the second credit facility from Bank Hapoalim Ltd. in the amount of approximately USD 74 million

The interest rate is 2.0%-2.2% above the SOFR 3 month US Dollar interest rate that will be paid on a quarterly basis and the loan will be repaid in one payment after 60 months from the day of the withdrawn.

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

Main financial covenants:

A.	The Company’s total equity, as defined in the agreements, will not fall below, at any time, a total of NIS 1,000,000 thousand;
B.	The result obtained by dividing the net financial debt ratio by net cap, on a standalone basis (as defined in the agreement), will not exceed 70% during two consecutive quarters;
C.	The result obtained by dividing the net financial debt ratio by operating profit for debt service (EBITDA), on a consolidated basis, will not exceed 18 during two consecutive quarters;
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

As of December 31, 2023, the Company is in compliance with all of the financial covenants as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 13 - Debentures

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2023	2022	2023	2022	2023	2022
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures (Series E) (1.)	2,605	2,685	21,547	24,854	24,152	27,539
Debentures (Series F) (2.)	23,628	13,147	173,250	113,187	196,878	126,334
Debentures (Series C) (3.)	-	-	130,566	131,385	130,566	131,385
Debentures (Series D) (4.)	-	-	98,954	100,479	98,954	100,479

Total Debentures	26,233	15,832	424,317	369,905	450,550	385,737

1.	Debentures (Series E)

In June 2018, the Company issued NIS 135,000,000 par value of debentures (Series E) with a par value of NIS 1 each, with the following main terms:

•
The debentures (Series E) are not linked to any index and will be repaid in 12 semi-annual payments, each at a rate of 3.5% of the principal amount, and the last payment, at a rate of 58% of the principal amount, will be paid on March 1, 2025.

•	The debentures bear fixed annual interest of 4.25%, to be paid twice per year.
•	The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security.
Main financial covenants in respect of the debentures (Series E)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 200 million.
•	The ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive financial statements (audited or reviewed).
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

As of December 31, 2023, the Company is in compliance with all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 13 - Debentures (Cont.)

2.	Debentures (Series F)

In June 2019, the Company issued, NIS 222,000,000 par value of debentures (Series F), with a par value of NIS 1 each, with the following main terms:

In accordance with the shelf offering report, the Company issued, NIS 222,000,000 par value of debentures (Series F), with a par value of NIS 1 each. The debentures are not linked to any index and are repayable in 7 annual payments, first six annual payments at a rate of 8% of the debentures' principal and the last payment in 2026 at a rate of 52% of the debentures' principal. The interest rate of the debentures is 3.45% and will be paid twice per year.

On April 7 and August 31 of 2022 the Company completed 2 extensions of Series F with total of NIS 335,870,101 par value for a total (gross) consideration of NIS 351 million.

On September 21, 2023, the Company completed an additional extension of NIS 335,182,000 Series F, with a par value of NIS 1 each for a total (gross) consideration of NIS 319 million.

After the performance of the aforementioned extensions, and as of the balance sheet date, the total scope of the debentures (Series F) amounts to 728,421,043 par value.

Main financial covenants in respect of the debentures (Series F)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 375 million.
•	The ratio of standalone net financial debt to net cap will not exceed 70% during two consecutive financial statements.
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

•	Insofar as the Series F have not been repaid in full, the Company will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the Debentures.

As of December 31, 2023, the Company is in compliance with all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 13 - Debentures (Cont.)

3.	Debentures (Series C and D):

On July 30, 2021, the Company issued two bond series: Series C and Series D, as specified below.

Convertible Debentures (Series C)

The Company completed an issuance of debentures convertible into registered ordinary shares, with a par value of NIS 0.1 each, of the Company (hereinafter: the “Series C”), at a total scope of NIS 367,220,000 par value, at a price of 95.1 agorot per NIS 1 par value, and for a total (gross) consideration of NIS 349,226 thousand.

On March 6, 2022, the Company completed an extension of Series C, at a total scope of NIS 164,363,000 par value, for a total gross consideration of approximately NIS 155.8 million.

Presented below are the main terms of Series C:

•	Series C are not linked to any index, have a par value of NIS 1 each, and are repayable in a single payment on September 1, 2028.
•	The unpaid principal balance of the debentures will bear fixed annual interest of 0.75%, to be paid twice per year from 2021 to 2028 (inclusive).
•
The unpaid principal balance of the Series C is convertible into Company's ordinary shares, with a par value of NIS 0.1 each, in the manner specified below: (1) during the period from the date of listing of the series of Series C on the TASE until December 31, 2023, each NIS 9 par value of the debentures (Series C) will be convertible into one ordinary share of the Company; and (2) during the period from January 1, 2024 to August 22, 2028, each NIS 24 par value of Series C will be convertible into one ordinary share of the Company.

•	In 2021 Midroog Ltd. updated the rating of the debentures (Series C) which the Company issued, from A3.il to A2.il, stable rating outlook.

During 2023 NIS 80,570 par value of Series C converted into 895 ordinary shares of the Company.

Debentures (Series D)

The Company completed an issuance of debentures (hereafter: “Series D”), at a total scope of NIS 385,970,000 par value, at a price of 90.8 agorot per NIS 1 par value, and for a total (gross) consideration of NIS 350,461 thousand.

Presented below are the main terms of Series D:
•	Series D are not linked to any index, have a par value of NIS 1 each, and are repayable in 2 equal payments which will be paid on September 1 2027 and 2029.
•	The unpaid principal balance of the debentures bears fixed annual interest of 1.5%, to be paid twice per year, from 2021 to 2029 (inclusive).
•	The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security.

Main financial covenants in respect of the debentures (Series C and Series D)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 1,250 million.
•	The ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed).
•	The equity to total balance sheet ratio in the Company’s standalone financial statements will be no less than 25% during two consecutive financial statements (audited or reviewed).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 13 - Debentures (Cont.)

3.	Debentures (Series C and D) (Cont.)

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

As of December 31, 2023, the Company is in compliance with all of the financial covenants in accordance with the trust deed, as stated above.

Note 14 - Changes in Liabilities from Financing Activities

	Balance as of January 1, 2023	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities (3)	Non-cash activities		Balance as of December 31, 2023
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	256,736	68,303	(4,076)	2,198	-		323,161
Convertible Debentures (1)	131,763	-	(3,763)	2,952	(21)		130,931
Loans from banks and other financial institutions	1,585,846	403,679	21,664	20,880	(2,530)	(2)	2,029,539
Loans from non-controlling interests	90,909	(1,211)	2,466	754	(167)		92,751
Lease liability	99,623	(4,848)	1,611	-	31,210	(4)	127,596

	2,164,877	465,923	17,902	26,784	28,492		2,703,978

(1)	Including interest payable.

(2)

Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and capitalization of finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation and index linking vis-à-vis right-of-use asset.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 14 - Changes in Liabilities from Financing Activities (Cont.)

	Balance as of January 1, 2022	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities(3)	Non-cash activities		Balance as of December 31, 2022
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	307,481	(16,571)	(35,037)	863	-		256,736
Convertible Debentures (1)	101,291	47,755	(15,576)	3,195	(4,902)		131,763
Loans from banks and other financial institutions (1)	1,231,208	357,868	(123,423)	32,435	87,758	(2)	1,585,846
Loans from non-controlling interests	78,113	15,834	(5,210)	330	1,842		90,909
Lease liability	105,645	(4,327)	(10,302)	(1,964)	10,571	(4)	99,623

	1,823,738	400,559	(189,548)	34,859	95,269		2,164,877

(1)	Including interest payable.

(2)	Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation vis-à-vis right-of-use asset.

	Balance as of January 1, 2021	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities(3)	Initial consolidation	Non-cash activities		Balance as of December 31, 2021
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	206,527	89,989	10,444	521	-	-		307,481
Convertible Debentures (1)	-	96,343	3,741	1,207	-	-		101,291
Loans from banks and other financial institutions (1)	840,582	389,728	(9,154)	13,801	-	(3,749	)(2)	1,231,208
Loans from non-controlling interests	46,241	10,530	(3,826)	97	24,037	1,034		78,113
Lease liability	79,733	(6,344)	(375)	(1,243)	22,802	11,072	(4)	105,645

	1,173,083	580,246	830	14,383	46,839	8,357		1,823,738

(1)	Including interest payable.

(2)	Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation vis-à-vis right-of-use asset.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 15 - Income Taxes

A.	Deferred tax balances:

Tax balances presented in the statement of financial position:

	As of December 31
	2023	2022
	USD in thousands	USD in thousands
Current tax assets (liabilities):
Current tax assets	3,316	286
Current tax liabilities	(10,565)	(6,225)
Total current tax assets (liabilities)	(7,249)	(5,939)

Non-current tax assets (liabilities):
Deferred tax assets	9,134	4,683
Deferred tax liabilities	(44,941)	(14,133)
Total non-current tax assets (liabilities)	(35,807)	(9,450)
The composition of deferred tax assets (liabilities) is specified below:

	Balance as of January 1 2023	Recognized in the statement of income	Other comprehensive income	Balance as of December 31 2023
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(14,620)	(1,465)	421	(15,664)
IFRS 16 – Leases	845	649	(19)	1,475
Financial instruments	(5,556)	468	(7,231)	(12,319)
Contractual asset in respect of concession arrangements	(16,723)	1,042	508	(15,173)
Contingent consideration	(1,584)	(8,477)	(35)	(10,096)
Others	(4,211)	(3,458)	(6,718)	(14,387)
Total	(41,849)	(11,241)	(13,074)	(66,164)

Unused losses and tax benefits:
Tax losses	32,399	(1,067)	(975)	30,357
	32,399	(1,067)	(975)	30,357

Total	(9,450)	(12,308)	(14,049)	(35,807)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 15 - Income Taxes (Cont.)

A.	Deferred tax balances: (Cont.)

The composition of deferred tax assets (liabilities) is specified below: (Cont.)

	Balance as of January 1 2022	Recognized in the statement of income	Other comprehensive income	Balance as of December 31 2022
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(7,227)	(8,627)	1,234	(14,620)
IFRS 16 – Leases	1,389	(400)	(144)	845
Financial instruments	6,447	846	(12,849)	(5,556)
Contractual asset in respect of concession arrangements	(19,725)	744	2,258	(16,723)
Contingent consideration	574	(2,193)	35	(1,584)
Others	157	(3,422)	(946)	(4,211)
Total	(18,385)	(13,052)	(10,412)	(41,849)

Unused losses and tax benefits:
Tax losses	27,838	8,170	(3,609)	32,399
	27,838	8,170	(3,609)	32,399

Total	9,453	(4,882)	(14,021)	(9,450)

Deferred tax assets and liabilities are presented offset when the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and when they pertain to income taxes levied by the same tax authority, and the Company intends to settle the current tax assets and liabilities on a net basis.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 15 - Income Taxes (Cont.)

B.	Total expenses (income) from income taxes which were recognized in the statement of income:

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Current taxes:
Current tax expenses	17,715	8,061	2,422
Prior year taxes	(1,595)	-	-
Total current taxes	16,120	8,061	2,422

Deferred taxes:
Deferred tax expenses in respect of the creation and reversal of temporary differences	11,241	13,052	34
Income (expenses) from the creation of deferred taxes in respect of losses and unused tax benefits	1,067	(8,170)	3,238
Total deferred taxes	12,308	4,882	3,272

Total expenses from income taxes	28,428	12,943	5,694

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 15 - Income Taxes (Cont.)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

Presented below is an adjustment between the tax amount which would have applied had all of the income and expenses, profit and loss in the statement of income been taxable according to the statutory tax rate, and the amount of income tax which was carried to the statement of income:

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Profit before income taxes from continuing operations	126,469	51,056	27,369
Primary tax rate of the Company	23%	23%	23%
Tax calculated according to the Company’s primary tax rate	29,088	11,743	6,295

Additional tax (tax saving) in respect of:
No controlling share in the profits / losses of investee partnerships	(1,653)	(896)	(531)
Different tax rate of foreign subsidiaries	(2,080)	(1,644)	(2,370)
Non-deductible expenses	1,662	3,150	1,853
Exempt income	(1,282)	(1,170)	(354)
Utilization of tax losses and benefits from prior years	924	310	179
Temporary difference in respect of subsidiaries for which deferred taxes were not recognized	3,433	1,270	631
Change in taxes in respect of previous years	(1,847)	143	(77)
Others	183	37	68
Total income taxes from continuing operations as presented in profit or loss	28,428	12,943	5,694

D.	Carryforward losses

The Company’s balance of carryforward losses as of December 31, 2023 was approximately USD 109 million; Deferred taxes were not created in respect of a loss in the amount of USD 5 million.

E.	Details regarding the Group’s tax environment

(1)	Presented below are the tax rates which were relevant to the Group’s activity in Israel during the years 2022-2023:
2022 - 23%
2023 - 23%

(2)	Taxation of subsidiaries outside of Israel:

Subsidiaries which are incorporated outside of Israel are assessed according to the tax laws in the countries where they are domiciled. The main tax rates which applied to the main subsidiaries incorporated outside of Israel are:

•	Entities incorporated in Croatia: The corporate tax rate which applies to the Company’s activity in Croatia is 18%.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 15 - Income Taxes (Cont.)

E.	Details regarding the Group’s tax environment: (Cont.)

(2)	Taxation of subsidiaries outside of Israel: (Cont.)

•	Entities incorporated in Serbia: The corporate tax rate which applies to the Company’s activity in Serbia is 15%.
•	Entities incorporated in Hungary: The corporate tax rate which applies to the Company’s activity in Hungary is 9%.
•	Entities incorporated in Sweden: The corporate tax rate which applies to the Company’s activity in Sweden is 20.6%.
•	Entities incorporated in Kosovo: The corporate tax rate which applies to the Company’s activity in Kosovo is 10%.
•	Entities incorporated in Spain: The corporate tax rate which applies to the Company’s activity in Spain is 25%.
•	Entities incorporated in the United States: The federal tax rate is 21%, and the state tax rate depends on the project’s location.
•	Entities incorporated in Italy: The corporate tax rate is 24%, and the state tax rate depends on the project’s location.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 16 – Share Capital

In January 2023, the Company underwent a Reverse Share Split, which entailed the consolidation of its registered share capital in a 1:10 ratio. As a result, every ten pre-existing ordinary shares, which had a par value of 0.01 NIS, was merged into one ordinary share with a par value of 0.1 NIS.

The share capital presented in the Financial Statements has been duly adjusted to reflect the Reverse Share Split.

C.	Registered capital

	December 31	December 31
	2023	2022
	Number of shares
Ordinary shares with par value of NIS 0.1	180,000,000	180,000,000

B.	Issued capital:

	Share capital				Share premium
	As of December 31		As of December 31		As of December 31
	2023	2022	2023	2022	2023	2022
	Number of shares		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Fully paid-up ordinary shares
with par value of NIS 0.1	117,963,310	101,582,902	3,293	2,827	1,028,532	762,516

C.	Changes in fully paid-up share capital

Number of shares
Balance as of January 1, 2022	92,510,658

Issuance of shares (1)	8,813,621

Exercise of options by employees	258,623

Balance as of December 31, 2022	101,582,902

Issuance of shares (2)	16,042,935

Exercise of options by employees	337,473

Balance as of December 31, 2023	117,963,310

(1)
On March 6, 2022, the Company completed an issuance of 30,443,900 ordinary Company shares, with a par value of NIS 0.1 each. The total (gross) consideration amounted to approximately NIS 228.9 million (USD 70.6 million).

On August 16, 2022, the Company completed an issuance of 57,692,308 ordinary Company shares with a par value of NIS 0.1 each, at a price of NIS 7.8 per share. The total consideration for the shares amounted to approximately NIS 450 million (USD 137.5 million).

(2)	On February 14, 2023, the Company completed an Initial Public Offering of 14,000,000 ordinary shares at USD 18 per share, on the Nasdaq Global Select Market (the: “Nasdaq IPO”).

On February 21, 2023, the company completed an additional allocation of 2,042,935 ordinary shares at a price of USD 18 per share, in accordance with an option granted to the Nasdaq IPO’s underwriters.

Accordingly, the total amount raised through the Nasdaq IPO amounts to approximately USD 290 million dollars in total.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 17 - Earnings Per Share

A.	Basic earnings per share

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Profit attributable to the Company’s owners for the purpose of calculating basic earnings per share	70,924	24,749	11,217

	For the year ended December 31
	2023	2022	2021

Weighted average of the number of ordinary shares used for the purpose of calculating basic earnings per share (*)	115,721,346	97,335,870	93,749,219

B.	Diluted earnings per share:

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Profit which was used to calculate diluted earnings per share	70,924	24,749	11,217

	For the year ended December 31
	2023	2022	2021

Weighted average of the number of ordinary shares used to calculate diluted earnings per share (*)	123,861,293	99,978,133	98,108,669

(*) The number of ordinary shares is after giving effect to the Reverse Share Split. See also Note 16.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 18 - Share-Based Payment

Details of the plan to allocate options to Company employees:

Grant date	Number of offerees	Total number of options	Exercise price in NIS	Share price in NIS	Value of option in NIS	Value of option in USD	Number of options which were exercised as of the date of the financial report	Number of options which expired / were forfeited as of the date of the financial report	Expiration date of the options	Number of options remaining as of the date of the financial report
2/5/2018	6	310,000	18.40	18.05	7.70	2.24	228,564	36,250	2/5/2025	45,186
7/26/2018	2	80,000	19.08	18.38	8.35	2.30	40,000	-	7/26/2025	40,000
8/26/2018	5	200,000	18.75	18.85	8.63	2.37	114,069	30,000	8/26/2025	55,931
(A)(B)9/12/2018	2	1,350,000	19.61	19.05	8.55	2.38	373,228	-	9/12/2025	976,772
(B)10/28/2018	2	1,602,000	19.95	18.20	7.87	2.12	432,221	-	10/28/2025	1,169,779
11/1/2018	2	495,000	19.87	18.89	8.40	2.27	129,361	-	11/1/2025	365,639
4/4/2019	2	80,000	22.20	22.20	9.40	2.61	60,000	-	4/4/2026	20,000
5/27/2019	3	80,000	23.67	24.20	10.34	2.86	30,000	30,000	5/27/2026	20,000
11/28/2019	4	110,000	41.57	42.30	19.06	5.49	16,000	40,000	11/28/2026	54,000
(C)11/28/2019	1	100,000	41.97	42.30	18.00	5.19	-	-	11/28/2026	100,000
1/20/2020	20	271,500	44.68	49.10	19.70	5.70	49,500	59,250	1/20/2027	162,750
(D)4/12/2020	1	70,000	41.10	41.50	15.50	4.33	19,953	-	4/12/2027	50,047
5/17/2020	6	110,000	48.45	50.70	19.70	5.56	-	20,000	5/17/2027	90,000
7/23/2020	3	45,000	54.64	54.70	19.80	5.79	17,500	15,000	7/23/2027	12,500
10/13/2020	1	103,000	62.09	70.10	27.70	8.18	-	-	10/13/2027	103,000
11/10/2020	7	115,000	64.75	66.30	24.10	7.14	7,500	42,500	11/10/2027	65,000
5/25/2021	9	141,000	65.79	66.90	24.60	7.59	10,000	34,000	5/25/2028	97,000
9/30/2021	26	674,000	69.76	71.80	25.90	8.02	-	195,000	9/30/2028	479,000
9/30/2021	1	60,000	70.90	71.80	25.90	8.02	-		9/30/2028	60,000
(E)9/30/2021	4	1,182,000	71.80	71.80	25.90	8.02	-	240,000	9/30/2028	942,000
(F)9/30/2021	5	780,000	71.80	71.80	25.90	8.02	-	-	9/30/2028	780,000
10/31/2021	1	10,000	72.65	78.00	30.20	9.64	-	-	10/31/2028	10,000
2/8/2022	9	541,400	72.30	68.40	23.93	7.42	-	-	2/8/2029	541,400
2/13/2022	21	282,000	72.84	66.80	22.69	6.96	-	15,000	2/13/2029	267,000
4/17/2022	72	269,250	77.20	74.70	27.92	8.63	-	75,000	4/17/2029	194,250
(G)6/28/2022	1	100,000	68.64	69.60	28.14	8.19	-	-	6/28/2029	100,000
6/28/2022	9	146,000	63.93	69.60	29.53	8.59	-	-	6/28/2029	146,000
9/1/2022	10	97,000	79.65	81.60	33.82	10.05	-	-	9/1/2029	97,000
9/1/2022	1	10,000	81.43	81.60	33.15	9.85	-	-	9/1/2029	10,000
10/30/2022	1	25,000	78.19	74.20	29.10	8.24	-	-	10/30/2029	25,000
12/18/2022	9	126,000	74.66	74.00	30.26	8.79	-	-	12/18/2029	126,000
(J)3/14/2023	12	124,000	64.91	62.95	23.83	6.57	-	22,000	3/14/2030	102,000
(J)3/23/2023	37	114,000	60.32	62.50	24.73	6.85	-	21,000	3/23/2030	93,000
(H)(J)4/24/2023	2	220,000	61.52	59.10	23.63	6.45	-	-	4/24/2030	220,000
(J)5/25/2023	1	24,000	62.60	67.50	30.74	8.24	-	-	5/25/2030	24,000
(I)(J)12/18/2023	2	146,427	62.81	71.23	31.53	8.63	-	-	12/18/2030	146,427
Total		10,193,577					1,527,896	875,000		7,790,681

The valuation of the options was performed using the binomial model. The calculation of the benefit value included taking into account the share price, the exercise price, the risk-free interest rate and the expected lifetime of the option.

The options are convertible into ordinary shares of the company, NIS 0.1 par value each.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

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

(B)
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

(C)
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

(D)
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

(E)
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

On September 30, 2022, Yoeli Zafarir departed the company, and therefore 240,000 options that have not yet matured expired.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 18 - Share-Based Payment (Cont.)

Details of the plan to allocate options to Company employees: (Cont.)

(F)
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

(G)
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

(H)
On April 24, 2023, the Company performed a private allocation of 220,000 non-marketable and non-transferable options of the Company to officers who are VP’s in the Company. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest two years after the grant date, 35% will vest three years after the grant date, and 15% will vest four years after the grant date. For details regarding the exercise price, see the above table.

(I)
On December 18, 2023, the Company performed a private allocation of 146,427 non-marketable and non-transferable options of the Company to officers who are VP’s in the Company. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest two years after the grant date, 25% will vest three years after the grant date, and 25% will vest four years after the grant date. For details regarding the exercise price, see the above table.

(J)	In 2023, options were granted to employees which are exercisable on a cashless basis. The valuation of the options was performed using the binomial model.

(K)	In January 2024, 188,892 options were granted to employees which are exercisable on a cashless basis, and carry an exercise price of NIS 68.04.

(L)
In January 2024, 731,164 restricted stock units (RSUs) were granted to employees which upon fulfillment of the conditions and vesting dates, will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each. Vesting period will be distributed equally and annually over 4 years.

Details on grants of the year ended December 31, 2023:

Grant date	03/14/2023	03/23/2023	04/24/2023	05/25/2023	12/18/2023

Number of options	124,000	114,000	220,000	24,000	146,427
Option value in NIS	23.83	24.73	23.63	30.74	31.53
Option value in USD	6.57	6.85	6.45	8.24	8.63
Exercise price in NIS	64.91	60.32	61.52	62.60	62.81
Share price in NIS	62.95	62.50	59.10	67.50	71.23
Risk-free interest rate	3.88%	3.74%	3.78%	3.82%	3.80%
Standard deviation	32.81%	32.86%	33.09%	33.19%	33.83%
Value of options in thousands NIS	2,955	2,819	5,199	738	4,617
Value of options in thousands USD	815	781	1,420	198	1,264

Lifetime of options	7 years

Details on grants of the year ended December 31, 2022:

Grant date	02/08/2022	02/13/2022	04/17/2022	06/28/2022	06/28/2022	09/01/2022	09/01/2022	10/30/2022	12/18/2022
Number of options	541,400	282,000	269,250	100,000	146,000	97,000	10,000	25,000	126,000
Option value in NIS	23.93	22.69	27.92	28.14	29.53	33.82	33.15	29.10	30.26
Exercise price in NIS	72.3	72.8	77.2	68.64	63.9	79.6	81.4	78.2	74.7
Share price in NIS	68.4	66.8	74.7	69.6	69.6	81.6	81.6	74.2	74
Risk-free interest rate	1.4%	1.4%	2.2%	2.8%	2.8%	3.1%	3.1%	3.3%	3.4%
Standard deviation	33.5%	33.5%	33.9%	34.4%	34.4%	34.5%	34.5%	34.4%	34.6%
Value of options in thousands NIS	12,956	6,399	7,517	2,814	4,311	3,281	332	728	3,813
Value of options in thousands USD	4,019	1,962	2,323	819	1,255	975	99	206	1,108

Lifetime of options	7 years

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 19 - Revenues

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Sale of electricity	242,808	173,992	83,034
Operation of facilities	4,634	7,066	11,275
Construction services	419	476	3,460
Management or development fees	7,841	10,638	4,692

Total	255,702	192,172	102,461

Note 20 - Cost of Sales

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands

Site maintenance	35,307	26,845	11,937
Payroll, salaries and associated expenses	6,646	6,408	2,823
Insurance	5,835	3,450	1,391
Municipal taxes	3,526	2,133	2,101
Lease	1,083	851	234
Expenses associated with facility construction services	397	751	3,291

Total	52,794	40,438	21,777

Note 21 - Development Expenses

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	3,565	2,558	2,570
Other development expenses	2,782	3,029	2,146

Total	6,347	5,587	4,716

Note 22 - General and Administrative Expenses

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	16,310	16,526	8,238
Professional services	5,282	4,120	2,942
Office and maintenance	2,120	1,963	965
Depreciation	1,954	1,705	1,054
Management and director fees	955	819	739
Insurance	2,655	98	118
Computer services	1,548	1,166	707
Others	2,479	2,342	806

Total	33,303	28,739	15,569

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 23 - Other income

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Changes in contingent consideration	33,684	12,002	-
Production delay compensation	9,542	-	-
Capital gains	9,847	-	-
Tax equity partnerships depreciations	5,440	-	-
Others	221	1,765	778

Total	58,734	13,767	778

Note 24 - Finance Expenses, Net

A.	Finance expenses:

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Interest expenses from project finance loans	54,646	52,416	28,400
Interest expenses from corporate loans	9,750	78	-
Interest expenses from Debentures	13,191	13,098	9,143
Finance expenses in respect of contingent consideration
arrangement	1,900	3,978	2,596
Interest expenses from non-controlling interests loans	2,187	1,381	1,157
Finance expenses from hedging transactions	3,098	973	-
Finance expenses in respect of lease liability	2,503	1,964	1,243
Exchange differences	-	617	2,702
Finance expenses from lease back liability	1,511	-	-
Others	2,298	1,248	1,078
	91,084	75,753	46,319
Amounts capitalized to the cost of qualifying assets	(22,941)	(13,162)	(9,144)
Total	68,143	62,591	37,175

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 24 - Finance Expenses, Net (Cont.)

B.	Finance income:

	For the year ended December 31
	2023	2022	2021
	USD in thousands	USD in thousands	USD in thousands
Finance income from contract asset in respect of
concession arrangements	10,294	17,188	24,310
Changes in the fair value of financial instruments
measured at fair value through profit or loss	4,425	2,953	3,145
Finance income from hedge transactions	-	-	1,053
Finance income from loans to investee entities	1,765	1,166	1,487
Finance income from deposits in banks	9,833	1,669	-
Exchange differences	10,250	-	-
Others	232	365	338
Total	36,799	23,341	30,333

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 25 - Leases

Within the framework of the lease agreements, the Group leases the following items:
1.          Land;
2.          Offices and vehicles.

The Group mostly leases land for the purpose of building renewable energy facilities. The total sum of the right-of-use asset which was recognized in the statement of financial position as of December 31, 2023 in respect of leases amounted to USD 121,348 thousand. The total lease liability which was recognized in the statement of financial position as of December 31, 2023 in respect of land leases amounted to USD 127,595 thousand.

Right-of-use assets

Composition

USD in thousands	Land	Offices and vehicles	Total

Balance as of January 1, 2023	93,547	2,968	96,515
Additions	25,122	998	26,120
Amortization of right-of-use assets	(4,765)	(884)	(5,649)
Linkage to index	4,060	40	4,100
Sale of consolidated companies	(1,354)	-	(1,354)
Reserve for translation differences	1,670	(54)	1,616
Balance as of December 31, 2023	118,280	3,068	121,348

USD in thousands Effects on the statements of income	For the year ended December 31, 2023

Interest expenses in respect of lease liability	(2,503)
Expenses attributed to variable lease payments which were not included in measurement of lease liability	(1,083)
Depreciation expenses	(3,819)

Total	(7,405)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments

A.	Financial risk management policy

The Group’s overall risk management policy focuses on activities to minimize possible negative effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge against certain risk exposures.

The individual responsible for the management of market risks in the Company is the Company’s CFO, who reports to the board of directors and to the financial statements review committee from time to time regarding his activities, in order to reduce the Company’s market risks, and the impact thereof on its operating results.-

The Company’s policy is to reduce the various risks to the extent feasible. The Company directs risk management towards economic exposure only if there is a discrepancy between that exposure and the accounting exposure.

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

		Amount receivable in transaction currency	Amount payable in transaction currency		Fair value
	Project	Millions	Millions	Expiration date	USD millions

Foreign currency forward contracts (1)	Ruach Beresheet	EUR 11.8	NIS 47.3	January 2024	0.04

Foreign currency forward contracts (1)	Storage 2	USD 34.2	NIS 123.6	January 2024	0.13

(1)	Hedging transaction to hedge against the EUR/NIS exchange rate and the USD/NIS exchange rate, based on the schedule of payments to the main contractors of the projects.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

A.	Financial risk management policy (Cont.)

(1)	Changes in currency exchange rates (Cont.)

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

	As of December 31, 2023
	Increase 5%			Decrease 5%
	OCI	Pre-tax profit	Value	Pre-tax profit	OCI
5% Change in the currency exchange rate	USD in thousands

ILS vs EURO
Loans to foreign operations	-	(803)	16,052	803	-

Equity of foreign operations
ILS vs EURO	(43,583)	-	871,663	-	43,583
ILS vs HUF	(367)	-	7,345	-	367
Total effect OCI	(43,950)	-	879,008	-	43,950

	As of December 31, 2022
	Increase 5%			Decrease 5%
	OCI	Pre-tax profit	Value	Pre-tax profit	OCI
5% Change in the currency exchange rate	USD in thousands

ILS vs EURO
Loans to foreign operations	-	(844)	16,874	844	-

EURO vs HRK
Restricted cash	-	84	1,673	(84)	-
Loans to foreign operations	-	174	3,489	(174)	-
Loans from banks	-	(1,399)	(27,974)	1,399	-
Total effect on pre-tax profit	-	(1,985)	(5,938)	1,985	-

Equity of foreign operations
ILS vs EURO	(34,695)	-	693,904	-	34,695
ILS vs HUF	(551)	-	11,015	-	551
ILS vs HRK	(613)	-	12,258	-	613
Total effect on OCI	(35,859)	-	717,177	-	35,859

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

A.	Financial risk management policy (Cont.)

(2)	Change in index

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

The following table presents the group's sensitivity to the index – the effect of a 3% change in the index:

	As of December 31, 2023
	Increase 3%		Decrease 3%
	Pre-tax profit	Carrying value	Pre-tax profit
3% Change in the index rate	USD in thousands

Contract assets	2,982	99,416	(2,982)
Loans to investee entities	188	6,264	(188)
Loans to non-controlling interests	158	5,267	(158)
Loans from banks and other financial institutions	(24,965)	(816,087)	23,972
Other financial liabilities	(78)	(2,591)	78

	(10,814)	(707,731)	10,814

	As of December 31, 2022
	Increase 3%		Decrease 3%
	Pre-tax profit	Carrying value	Pre-tax profit
3% Change in the index rate	USD in thousands

Financial assets measured at fair value through profit or loss	389	12,974	(389)
Contract assets	3,203	106,773	(3,203)
Loans to investee entities	199	6,622	(199)
Loans to non-controlling interests	170	5,680	(170)
Loans from banks and other financial institutions	(15,602)	(791,379)	15,523
Other financial liabilities	(80)	(2,751)	80

	(11,721)	(662,081)	11,642

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

B.	Financial risk factors

(1)	Presented below is an analysis of financial instruments by linkage bases and currency types

	As of December 31, 2023
	Linked to the EUR	Linked to the USD	Linked to the HUF	Linked to the CPI	Unlinked	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

Current assets:
Cash and cash equivalents	82,577	136,633	1,858	-	182,737	403,805
Deposits in banks	5,308	-	-	-	-	5,308
Restricted cash	78,543	16,270	-	-	47,882	142,695
Trade receivables	29,556	340	520	-	12,684	43,100
Other receivables	11,676	-	-	432	4,263	16,371
Other financial assets	-	805	-	-	171	976

	207,660	154,048	2,378	432	247,737	612,255
Non-current assets:
Restricted cash	22,913	-	4,007	-	11,971	38,891
Long term receivables	30,534	-	-	-	6	30,540
Financial assets measured at fair value through profit or loss	53,466	-	-	-	-	53,466
Loans to equity-accounted entities	3,036	-	-	6,264	26,578	35,878
Other financial assets	70,398	-	4,193	4,835	-	79,426

	180,347	-	8,200	11,099	38,555	238,201
Current liabilities:
Credit and current maturities in respect of loans from banks and other financial institutions	(63,819)	(212,202)	(1,759)	(46,886)	-	(324,666)
Trade payables	(9,663)	(94,445)	(20)	-	(1,446)	(105,574)
Other payables	(20,796)	(15,503)	(1,894)	(1,571)	(49,264)	(89,028)
Current maturities in respect of Debentures	-	-	-	-	(26,233)	(26,233)
Current maturities of lease liability	(1,751)	-	(102)	(6,221)	(39)	(8,113)
Financial liabilities measured at fair value through profit or loss	-	(13,860)	-	-	-	(13,860)
Other financial liabilities	-	(1,224)	-	-	-	(1,224)

	(96,029)	(337,234)	(3,775)	(54,678)	(76,982)	(568,698)

Non-current liabilities:
Debentures	-	-	-	-	(293,751)	(293,751)
Convertible Debentures	-	-	-	-	(130,566)	(130,566)
Loans from banks and other financial institutions	(645,265)	(116,151)	(32,229)	(767,810)	(141,470)	(1,702,925)
Loans from non-controlling interests	(80,006)	-	-	-	(12,744)	(92,750)
Lease liability	(35,464)	-	(1,395)	(82,306)	(319)	(119,484)
Employee benefits	-	(4,784)	-	-	-	(4,784)
Financial liabilities through profit or loss	-	(32,113)	-	(2,411)	-	(34,524)
Other financial liabilities	-	(62,020)	-	-	-	(62,020)

	(760,735)	(215,068)	(33,624)	(852,527)	(578,850)	(2,440,804)

Total assets (liabilities), net	(468,947)	(398,254)	(26,821)	(895,674)	(369,540)	(2,159,236)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(1)	Presented below is an analysis of financial instruments by linkage bases and currency types (Cont.)

	As of December 31, 2022
	Linked to the EUR	Linked to the USD	Linked to the HRK*	Linked to the HUF	Linked to the CPI	Unlinked	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

Current assets:
Cash and cash equivalents	56,327	1,582	49,535	2,752	-	83,673	193,869
Deposits in banks	4,054	-	-	-	-	-	4,054
Restricted cash	16,551	-	3,732	558	-	71,262	92,103
Financial assets measured at fair value through profit or loss	-	366	-	-	12,974	20,555	33,895
Trade receivables	29,074	785	601	325	-	9,037	39,822
Other receivables	880	-	-	-	427	4,872	6,179
Current maturities of loans to investee entities	-	-	-	-	432	-	13,893
Other financial assets	-	-	-	-	-	1,493	1,493

	106,886	2,733	53,868	3,635	13,401	204,785	385,308

Non-current assets:
Restricted cash	20,140	-	1,281	3,782	-	13,525	38,728
Long term receivables	4,765	-	-	-	-	2	4,767
Financial assets measured at fair value through profit or loss	42,918	-	-	-	-	-	42,918
Loans to equity-accounted entities	3,429	-	-	-	6,622	4,133	14,184
Other financial assets	78,811	-	-	10,332	5,253	-	94,396

	150,063	-	1,281	14,114	11,875	17,660	194,993
Current liabilities:
Credit and current maturities in respect of loans from banks and other financial institutions	(54,071)	(75,576)	(1,585)	(1,535)	(32,860)	-	(165,627)
Trade payables	(13,532)	(15,495)	-	(68)	-	(5,543)	(34,638)
Other payables	(20,920)	(15,567)	(1,242)	(240)	(1,143)	(28,925)	(68,037)
Current maturities in respect of Debentures	-	-	-	-	-	(15,832)	(15,832)
Current maturities of lease liability	(1,528)	-	-	(80)	(4,202)	(40)	(5,850)
Financial liabilities measured at fair value through profit or loss	-	(35,283)	-	-	-	-	(35,283)
other financial liabilities	(50,255)	-	-	-	-	-	(50,255)

	(140,306)	(141,921)	(2,827)	(1,923)	(38,205)	(50,340)	(375,522)

Non-current liabilities:
Debentures	-	-	-	-	-	(238,520)	(238,520)
Convertible Debentures	-	-	-	-	-	(131,385)	(131,385)
Loans from banks and other financial institutions	(572,166)	(42,797)	(14,358)	(32,193)	(757,543)	-	(1,419,057)
Loans from non-controlling interests	(76,787)	-	-	-	-	(14,121)	(90,908)
Lease liability	(33,769)	-	-	(1,134)	(58,535)	(335)	(93,773)
Employee benefits	-	(12,238)	-	-	-	-	(12,238)
Financial liabilities through profit or loss	-	(45,484)	-	-	(2,584)	-	(48,068)

	(682,722)	(100,519)	(14,358)	(33,327)	(818,662)	(384,361)	(2,033,949)

Total assets (liabilities), net	(566,079)	(239,707)	37,964	(17,501)	(831,591)	(212,256)	(1,829,170)

*On December 31, 2022 the EURO currency replaces the HRK

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

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

The following table presents the group's values of financial instruments which are exposed to cash flow risks in respect of interest rate changes which are not hedged in interest rate swap transactions and their sensitivity to the change of interest rate – the effect of a 2% change in the interest rate:

	As of December 31, 2023
	Increase 2%	Carrying	Decrease 2%
	Pre-tax profit	value	Pre-tax profit
2% Change in the interest rate	USD in thousands

Euribor-linked loan from banks	(1,805)	(90,259)	1,805
SOFR-linked credit from banks (1)	-	(116,151)	-

	(1,805)	(206,410)	1,805

	As of December 31, 2022
	Increase 2%	Carrying	Decrease 2%
	Pre-tax profit	value	Pre-tax profit
2% Change in the interest rate	USD in thousands

Euribor-linked loan from banks	(895)	(44,764)	895
SOFR-linked credit from banks (1)	-	(118,373)	-

	(895)	(163,137)	895

(1)
The company has loans which are linked to the SOFR interest rate. The loans are used to finance projects under construction. Interest expenses during the construction period are capitalized to the cost of the facility, and have no impact on the Company’s results.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

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

The following table specifies the interest rate swap contracts which were designated as hedging instruments, which exist as of the end of the reporting period:

	Interest rates		Par value	Repayment date	Carrying value
Hedged contract	Original	After hedging	Thousands	Final	USD in thousands
Loan to finance the Lukovac project	3 month Euribor	0.75%	18,153 EURO 20,078 USD	31/03/2031	1,218
Loan to finance the Picasso project	3 month Euribor	1.08%	71,205 EURO 78,755 USD	31/03/2039	5,425
Loan to finance the Gecama project	6 month Euribor	0.147%	144,850 EURO 160,210 USD	30/06/2035	24,174
Loan to finance the Attila projects	3 month Bubor	1.445%-3.7%	12,346,053 HUF 35,674 USD	31/12/2030	4,193
Loan to finance the Bjorn project	6 month Euribor	0.526%	162,111 EURO 179,301 USD	30/06/2041	28,198
Loan to finance the Atrisco project - PV	6 month Sofer	4.0858%	112,383 USD	30/09/2048	(7,217)

During the years 2023 and 2022, profit (loss) net of tax in the amount of USD (23,380) thousand and USD 61,853 thousand, respectively, were recognized under other comprehensive income, in respect of the effectiveness of the cash flow hedge as a hedge against the cash flow risk in respect of interest rates.

Deal Contingent Hedge (“DCH”):

The DCH is intended to hedge expected cash flows exposure to changes in the variable interest rate, at which a senior debt is expected to be issued. In other words, it will lock in the forward fixed interest rate associated with future interest payments on the expected issuance of senior debt. The DCH provides protection from interest rate movements between the hedging date and the financial closing date while not retaining any obligation (or rights) under the DCH if the financial closing does not occur up to the long stop date as defined in the agreement.

The following table specifies the Deal Contingent Hedge contracts which were designated as hedging instruments, which exist as of the end of the reporting period:

Hedged contract	Interest rates After hedging	Par value Thousands	Repayment date	Carrying value USD in thousands
Loan to finance the Atrisco project - BESS	3.8249%	140,332 USD	30/06/2044	(5,539)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(3)	Credit risk

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(4)	Liquidity risk (Cont.)

Presented below are details regarding the Company’s liabilities segmented by repayment years, except for current items in the statement of financial position, such as trade and other payables, which are expected to be repaid according to their carrying values during the coming year:

	As of December 31, 2023(**)
						After
	2024	2025	2026	2027	2028	2028	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Liability in respect of deferred consideration arrangement	(417)	(398)	(342)	(342)	(342)	(2,430)	(4,271)
Performance-based contingent consideration (“Earn Out”), see Note 7A(1)	(27,564)	(4,143)	(12,237)	-	-	-	(43,944)
Liability in respect of put option	-	-	-	-	-	(25,372)	(25,372)
Loans from non-controlling interests	(4,492)	(12,482)	(13,074)	(11,709)	(12,460)	(57,862)	(112,079)
Debentures(*)	(36,510)	(54,135)	(161,232)	(55,563)	(102,804)	(54,006)	(464,250)
Credit and loans from banks and other financial institutions (*)	(366,969)	(173,269)	(166,445)	(209,582)	(214,636)	(1,379,280)	(2,510,181)
lease back liability	(3,520)	(3,547)	(3,555)	(3,610)	(3,570)	(60,152)	(77,954)
Lease liability	(7,584)	(7,147)	(7,018)	(6,969)	(6,868)	(66,512)	(102,098)

	(447,056)	(255,121)	(363,903)	(287,775)	(340,680)	(1,645,614)	(3,340,149)

(*)	The above figures are presented according to their par values on the repayment date, including unaccrued interest, linked to the CPI / exchange rate as of the balance sheet date.
(**)	The Company has commitments in power purchase agreements which are not reflected in the Company’s statement of financial position.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

C.	Fair value

(1)	Details of assets and liabilities which are measured in the statement of financial position at fair value:

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

Details regarding fair value measurement at Level 3

Valuation method for
Financial instrument	determining fair value
Non-marketable shares measured at fair value through profit or loss	Fair value measured using a valuation method that includes the discounted cash flow method

Performance-based (“earn out”) contingent consideration	Fair value measured using the discounted cash flow method

The tables hereunder presents the fair value of the financial instruments that are measured at fair value in accordance to the fair value hierarchy:

As of December 31, 2023:

	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial Assets at fair value:
Contracts in respect of forward transactions	-	171	-	171

Interest rate swaps	-	63,208	-	63,208

Non-marketable shares measured at fair value through profit or loss	-	-	53,466	53,466

Transactions to peg electricity prices swap (CFD differences contract)	-	11,384	-	11,384

Financial liabilities at fair value:

Interest rate swaps	-	(7,217)	-	(7,217)

Performance-based contingent consideration (“Earn Out”), see Note 7A(1)	-	-	(22,941)	(22,941)

Deal contingent hedge	-	(5,539)	-	(5,539)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

C.	Fair value (Cont.)

As of December 31, 2022:

	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial Assets at fair value:
Financial assets measured at fair value through profit or loss	33,895	-	-	33,895

Contracts in respect of forward transactions	-	1,493	-	1,493

Interest rate swaps	-	89,143	-	89,143

Non-marketable shares measured at fair value through profit or loss	-	-	42,918	42,918

Financial liabilities at fair value:

Transactions to peg electricity prices swap (CFD differences contract)	-	(50,255)	-	(50,255)

Performance-based contingent consideration (“Earn Out”), see Note 7A(1)	-	-	(52,972)	(52,972)

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	2023	2022
	Financial assets
Non-marketable shares measured at fair value through profit or loss	USD thousands
Balance as of January 1	42,918	28,682
Investment	5,682	10,824
Revaluation (*)	2,940	4,868
Translation differences	1,926	(1,456)
Balance as of December 31	53,466	42,918

	2023	2022
	Financial liabilities
Performance-based (“earn out”) contingent consideration	USD thousands
Balance as of January 1	(52,972)	(61,362)
Revaluation	25,377	6,678)
Repayment	4,654	1,712
Balance as of December 31	(22,941)	(52,972)

(*)	Under financing income and expenses.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

C.	Fair value (Cont.)

(2)	Fair value of items which are not measured at fair value in the statement of financial position:

Except as specified in the following table, the Company believes that the carrying value of items which are not measured at fair value, including loans from non-controlling interests, is approximately identical to their fair value.

		Carrying value		Fair value
		As of December 31		As of December 31
	Fair value level	2023	2022	2023	2022
		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures	Level 1	454,091	388,498	430,889	364,203

Loans from banks and other financial institutions (1)	Level 3	1,305,642	1,200,199	876,561	908,964

Liability in respect of deferred consideration arrangement (1)	Level 3	2,591	2,750	3,019	3,602

(1)
Fair value is determined according to the present value of future cash flows, discounted by an interest rate which reflects, according to the assessment of management, the change in the credit margin and risk level which occurred during the period.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 26 - Financial Instruments (Cont.)

D.	Other financial assets, Other financial liabilities, Financial assets at fair value through profit or loss and Financial liabilities through profit or loss

	December 31	December 31
	2023	2022
	USD in thousands	USD in thousands
Current assets
Other financial assets
Contracts in respect of forward transactions	171	1,493
Interest rate swaps	805
Non-current assets
Other financial assets
Loans to non-controlling interests	4,834	5,253
Transactions to peg electricity prices swap (CFD differences contract)	11,384	-
Interest rate swaps	63,208	89,143

	80,403	95,889
Current liabilities
Other financial liabilities
Transactions to peg electricity prices swap (CFD differences contract)	-	(50,255)
Interest rate swaps	(154)	-
lease back liability	(1,070)	-
Financial liabilities through profit or loss
Performance-based contingent consideration (“Earn Out”) (1)	(13,860)	(35,282)
Liability in respect of deferred consideration arrangement (2)	(180)	(167)
Non-current liabilities
Other financial liabilities
Interest rate swaps	(7,868)	-
Deal contingent hedge	(5,539)	-
lease back liability	(48,613)	-
Financial liabilities through profit or loss
Liability in respect of deferred consideration arrangement (2)	(2,411)	(2,584)
Performance-based contingent consideration (“Earn Out”) as well as the founder’s put option (1)	(32,113)	(45,484)

	(111,808)	(133,772)

(1)	For additional details, see Note 7A(1).

(2)
The Company has liabilities in respect of deferred consideration arrangements for initiation services which were provided by some of the towns in Halutziot project. In exchange for the initiation services, those towns are entitled to a percentage of the distributable free cash flows, as defined in the agreement. The balance of the liability in respect of the deferred consideration arrangement including current maturities (see also Note 11), as of December 31, 2023 and 2022, amounted to USD 2,591 thousand and USD 2,750 thousand, respectively.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 27 - Segmental Reporting

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

U.S.A segment -	Produces its revenue from the sale of the electricity which is produced through solar energy in the United States, mostly at fixed tariffs over extended periods. The segment first operated in 2023.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 27 - Segmental Reporting (Cont.)

B.	Segmental revenues and results

		For the year ended December 31, 2023
	Israel	Central-Eastern Europe	Western Europe	USA	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

External revenues	67,687	87,374	90,097	2,274	8,270	255,702	-	255,702
Inter-segment revenues	-	-	-	-	9,074	9,074	(9,074)	-
Total revenues	67,687	87,374	90,097	2,274	17,344	264,776	(9,074)	255,702

Segment Adjusted EBITDA	66,680	72,629	78,048	1,518	3,035	221,910	-	221,910

Reconciliations of unallocated amounts:
Headquarter costs (*)								(30,434)
Gains from projects disposals								9,847
Intersegment profit								1,587
Repayment of contract asset under concession arrangements								(14,120)
Depreciation and amortization and share based compensation								(70,766)
Other incomes not attributed to segments								40,119
Operating profit								158,143
Finance income								36,799
Finance expenses								(68,143)
Share in the losses of equity accounted investees								(330)

Profit before income taxes								126,469

(*)	Including general and administrative, project promotion and development expenses (excluding depreciation and amortization and share based compensation).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 27 - Segmental Reporting (Cont.)

B.	Segmental revenues and results (Cont.)

	For the year ended December 31, 2022
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

External revenues	51,363	70,705	58,991	11,113	192,172	-	192,172
Inter-segment revenues	-	-	-	9,111	9,111	(9,111)	-
Total revenues	51,363	70,705	58,991	20,224	201,283	(9,111)	192,172

Segment Adjusted EBITDA	57,598	56,181	45,750	4,018	163,547	-	163,547

Reconciliations of unallocated amounts:
Headquarter costs (*)							(18,071)
Intersegment loss							2,038
Repayment of contract asset under concession arrangements							(17,579)
Depreciation and amortization and share based compensation							(50,940)
Other incomes not attributed to segments							11,617
Operating profit							90,612
Finance income							23,341
Finance expenses							(62,591)
Share in the losses of equity accounted investees							(306)

Profit before income taxes							51,056

(*)	Including general and administrative, project promotion and development expenses (excluding depreciation and amortization and share based compensation).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 27 - Segmental Reporting (Cont.)

B.	Segmental revenues and results (Cont.)

	For the year ended December 31, 2021
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands

External revenues	18,919	61,326	14,064	8,152	102,461	-	102,461
Inter-segment revenues	-	-	-	10,894	10,894	(10,894)	-
Total revenues	18,919	61,326	14,064	19,046	113,355	(10,894)	102,461

Segment Adjusted EBITDA	44,549	51,610	11,183	6,623	113,965	-	113,965

Reconciliations of unallocated amounts:
Headquarter costs (*)							(12,086)
Intersegment profit							(2,811)
Repayment of contract asset under concession arrangements							(32,857)
Depreciation and amortization and share based compensation							(24,480)
U.S. acquisition expense							(7,331)
Operating profit							34,400
Finance income							30,333
Finance expenses							(37,175)
Share in the losses of equity accounted investees							(189)

Profit before income taxes							27,369

(*)	Including general and administrative, project promotion and development expenses (excluding depreciation and amortization and share based compensation).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 28 - Balances and Transactions with Related Parties

A.	Compensation, benefits and transactions with related parties:

	For the year ended December 31
	2023	2022
	USD in thousands	USD in thousands
Compensation and benefits which were given to related parties:

Payroll and related expenses to interested parties employed in the Company	749	604

Granting of options to interested parties employed in the Company	818	1717

Number of people to whom the benefit applies	1	1

Compensation for directors who are not employed in the Company	552	619

Number of people to whom the benefit applies	8	7

Granting of options to directors who are not employed in the Company	216	514

Number of people to whom the benefit applies	1	1

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 28 - Balances and Transactions with Related Parties (Cont.)

B.	Engagements with interested parties and Related parties

Executive compensation subjects:

The terms of tenure and employment of the Company’s officers are determined in accordance with the Company’s compensation policy, as approved by the general meeting of the Company’s shareholders.

The terms for officers are generally consistent with the standard industry practice, and in accordance with the Company’s compensation policy, whereby the salary components of the Company’s officers include salary, variable compensation targets signifying entitlement to annual bonuses, options, social benefits, etc.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 28 - Balances and Transactions with Related Parties (Cont.)

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 28 - Balances and Transactions with Related Parties (Cont.)

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

Note 29 - Guarantees, Engagements and Charges

A.	Engagements

(1)	Nasdaq IPO

During February 2023, the Company completed an Initial Public Offering of 14,000,000 ordinary shares at $18 per share, on the Nasdaq Global Select Market (the: “Nasdaq IPO”). Shortly after the Nasdaq IPO, the Company completed an additional allocation of 2,042,935 ordinary shares at a price of $18 per share, in accordance with an option granted to the Nasdaq IPO’s underwriters. Accordingly, the total amount raised through the Nasdaq IPO amounts to approximately USD 290 million dollars in total. Starting from the completion of the Nasdaq IPO as mentioned the Company is dual listed on the Tel Aviv Stock Exchange (“TASE”) and the Nasdaq Global Select Market.

(2)	Emek HaBacha wind energy project in Israel - full commercial operation

On March 27, 2022, the Company reported the receipt of the permanent production license and the commencement of commercial operation of Emek HaBacha wind energy project that includes 34 wind turbines with a total capacity of approximately 109MW.

The project’s production tariff in 2023 is approximately 37.82 Agorot (approximately 10.25 USD cent) per kWh, which is subsequently linked, once per year, to the Israeli consumer price index, in accordance with the terms of the arrangement which applies in the segment. The guaranteed tariff period is for 20 years since the receipt of the production license.

(3)	Ruach Beresheet wind energy project in Israel – commercial operation

On June 12, 2023, the Company announced the successful commissioning of the first wind turbine at Ruach Beresheet project, while on October 13, 2023, the project fulfilled the conditions for commercial operation of 34 out of 39 project’s turbines, comprising a generation capacity of 180MW and began selling electricity. 3 out of the remaining 5 turbines operated on January 6, 2024, while the remaining 2 turbines are expected to be operational after the completion of final tests, raising capacity to 207 MW.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(4)	Selac wind energy project in Kosovo - full commercial operation and completion the purchasing of the project company

On February 27, 2022, approval was received from the Energy Regulatory Office (ERO) in Kosovo, for the full commercial operation of all sections of the project. The approval constitutes final approval for the receipt of the full tariff, in respect of the 27 turbines in total, with a total capacity of 105MW.

Throughout the first 12 years of the project, the project’s revenues are guaranteed through a power purchase agreement at a fixed price, and subsequently, during the remainder of the operating period, the electricity will be sold on the merchant market.

On December 31, 2023, the Company completed purchasing the project company “SOWI Kosovo LTD” for an amount of EUR 6.5 million (approximately USD 7.2 million), following the purchase the Company increased the holding in shares of the project company to 60%.

(5)	Gecama wind energy project in Spain – full commercial operation and transactions of hedging the electricity price

On June 26, 2022, Gecama project with a total capacity of approximately 329MW (hereinafter: “the Project”) received approval from the Spanish authorities for the operation of the first part of the project, with a capacity of 182 MW. The operation of the turbines, and the sale of the produced electricity, began immediately, and increased gradually, until full commercial operation is reached on August 2022.

The Company hedges the electricity prices in a CFD (Contract for Difference) format. For 2023 the Company hedged approximately 55% of its electricity production at a weighted average price between EUR 76.09 MWh to EUR 86.63MWh.

For 2024 the Company hedge approximately 60% of its forecasted electricity production at a weighted average price of EUR 99.39 MWh.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(6)	Picasso wind energy project in Sweden - full commercial operation

The Picasso project which is a wind energy project in Sweden and includes 27 wind turbines with a total capacity of approximately 116 MW, completed the connection of all of the turbines to the power grid in June 2021, and has been producing electricity in full commercial operation.

Signing of transaction to hedge the price of electricity

On September 19, 2021, the project company completed the signing of a transaction to hedge the electricity prices in the project vis-à-vis a leading European energy infrastructure company. The hedge transaction is implemented in a contract for difference (CFD) format, in respect of the quantity of electricity which, according to estimates, will constitute another approximately 31% of its total electricity production, in a manner which will set the total quantity hedged under contracts in the facility, until the end of 2022, at approximately 81%. The hedge transaction was executed at a weighted price of EUR 63 MWh, throughout the agreement period. As part of the hedge transaction, the Company provided a parent company guarantee to secure payment up to a total of EUR 1 million, out of the project company’s liabilities in the transaction.

On December 7, 2023, the project company has entered into an additional agreement for hedging the price of electricity produced in the project in which during 2024 the 50% of the production of the electricity which is not subject to PPA.

(7)	Bjornberget wind energy project in Sweden – update of the PPA agreement and commercial operation

On June 19, 2022, an update was signed with respect to the terms of the PPA agreement for Björnberget project with a total capacity of approximately 372MW, and which was originally signed in December 2020, vis-à-vis a Tier 1 corporation, to increase the price of the electricity which will be sold under the PPA, and to increase the proportion of sold electricity out of the project’s total production, as specified below:

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(8)	Pupin wind project in Serbia – Acquiring the full rights of the project and CFD agreement

Purchasing the full rights in the project

During the year the Company acquired the full rights in Pupin, wind project in Serbia with capacity of 94 MW and now owns 100% of the project after the completion of the acquisition.

Contract for differences (“CFD”) agreement

On October 2, 2023, the Company announced that following a tender process, it has been awarded a 15-year inflation-linked Contract for Differences for the Company’s Pupin wind farm in Serbia. The arrangement will be structured through a CFD mechanism in which the state-owned utility Elektroprivreda Srbije will secure a base rate of EUR 68.88 per MWh for 72% of the project’s output linked to Eurostat's Consumer Price Index. The remainder of the electricity produced will be sold on a merchant basis.

(9)	Raaba ACDC PV project in Hungary - Commercial operation

On August 2023, Raaba ACDC has achieved commercial operation. All the energy generated by the project will be sold under a PPA linked to the consumer price index for 15 years.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(10)	Purchase of solar and wind portfolio in Croatia

On July 3, 2022, the Company signed an agreement for the joint purchase and development of a portfolio of projects for the production of electricity from renewable energy sources in Croatia, which are in various stages, with an aggregate capacity of approximately 525MW (hereinafter: the “Portfolio” or the “Projects”), as specified below.

The portfolio is comprised of five projects in Croatia which are held through dedicated project companies, four of which are solar,in a cumulative scope of 386MW, and a wind project in a cumulative scope of 139 MW.

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

(11)	Series of PV projects integrated with storage in Israel – commercial operation and financial closing

Following the announcements on winning in tenders 1 and 2 for establishments facilities for the production of electricity using photovoltaic technology with integrated storage capacity with cumulative capacity of 248MW and 474MWh of storage, on August 2, 2023 (hereinafter: “Solar + Storage Cluster”), the project “Sde Nitzan” with a total capacity of 23MW solar and 40MWh storage, commenced commercial operation and started generating electricity. In addition, on September 11, 2023, the project “Arad Valley 1” with a total capacity of 17MW solar and 31MWh storage, commenced commercial operation and started generating electricity too.

On November 29, 2023, Enlight Financing LP, a wholly owned limited partnership by the Company, entered into a definitive construction facility agreement with Bank Hapoalim. The facility totaling USD 211 million will be used to finance the construction of the Solar + Storage Cluster, whose total cost is expected to be USD 290 million. The Solar + Storage Financing has a 20-year amortization period and a 6-year mini-perm term, with an interest rate of 2.4% to 2.9% above Israeli nominal government bond yields.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(12)	A. Decision of the Electricity Authority in Israel regarding the regulation of the market model for production and storage facilities connected to the distribution grid

On September 7, 2022, the Electricity Authority published decision no. 63704 - “market model for production and storage facilities which are connected to or integrated into the distribution grid” (hereinafter: the “Decision”). This decision regulates the activity of production and storage facilities which are connected to or integrated into the distribution grid, and particularly the possibility for those facilities to sell electricity directly to holders of supply licenses (hereinafter: “private suppliers”). The decision also updates the regulation of the activity involving the sale of electricity to consumers through private suppliers. The arrangement will enter into effect on January 1, 2023, except for the possibility to attribute production facilities to private suppliers, which will enter into effect on January 1, 2024. Until the date when this possibility enters into effect, facilities which operate under the arrangement will be associated to a default supplier (the regional electricity distributor).

B. Enlight to supply renewable energy to Amdocs and Applied materials Israel

With continuance to the decision of the Electricity Authority in Israel regarding the regulation of the market model for production and storage facilities connected to the distribution grid, the Company has entered into a corporate power purchase agreement (hereinafter: “PPA”) with Amdocs Israel and Applied Materials Israel.

The PPA with Amdocs, which extends for 12 years, is expected to account for 100% of the energy consumption at Amdocs’ new innovative campus “Amdocs Park,”. The PPA with Applied Materials Israel extends for 15 years and will supply renewable energy to its Israeli operations, the agreement comes with an option to increase consumption volumes based on Applied Material Israel’s needs.

The electricity, which will be sold at a competitive price, will be sourced from Enlight’s solar and storage facilities (Solar + Storage Cluster).

(15)	Joint Venture with Electra Power for supplying clean energy directly to residential customers in Israel

On September 6, 2023, the Company and Electra Power announced on execution of a memorandum of understanding (hereinafter: “MOU”), outlining the formation of a joint venture to market and supply clean energy to residential consumers and small businesses in Israel.

As per the MOU, Electra Power will hold a 65% stake in the joint venture, with Enlight owning the remaining 35%. The JV will be jointly managed by both companies. Enlight will also have the option to increase its ownership by an additional 5%, contingent upon achieving certain future investment objectives. The parties have also committed to a minimum of renewable energy generation volume that each will contribute to marketing to the JV’s clients. The establishment of the partnership is subject to completion of definitive agreements and regulatory approval from the Israel Competition Authority.

On March 6, 2024, the joint venture agreement with Electra power was completed and signed by both parties.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(16)	Apex PV project in the USA – financial closing and full commercial operation

Apex is a PV project for the production of electricity, with a generation capacity of approximately 105MW (DC) located in Beaverhead County, Montana, USA. On August 4, 2023, the Project commenced commercial operation. The Project is contracted in a power purchase agreement (PPA) for a period of 20 years, Following the end of PPA term the project generated capacity will be offered on wholesale merchant market.

On September 11, 2022, the Company finalized financing of the project. The financing is implemented in two stages: financing for the construction period in an amount of approximately USD 116 million with an interest rate of 0.6%-1% over the base interest rate (SOFR), that was repaid at the end of the construction period through long term funding for the operating period. The long term financing provided by Huntington Bank. Net financing facility amounted to approximately USD 127 million, over a term of 25 years commencing on project’s commercial operation date, in a sale-lease back structure, inclusive of assignment of project tax benefits to the bank. The deal structure includes sale of project equipment to the bank at market value, and leasing it back in exchange of predetermined lease installments during the operating period. The Company has an early buy out option which was agreed in the sale-lease agreement.

Below are the main terms of the agreement:

Agreement term - 6-25 years, depends on the exercise of the company’s early buyout (EBO) option, as agreed in the sale-lease agreement.
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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(17)	Atrisco PV project in the United States – financial closing and power purchase agreements

On July 7, 2022, the Company through its subsidiary Clēnera Holdings LLC, reached an agreement to amend power purchase and energy storage with utility in the State of New Mexico. The amendment increased the price of generated electricity and energy storage which will be produced by Atrisco solar project. Regulatory approval was also given for the amendment, and it thereby entered into effect.

The above amendment provides an increase of approximately 24% and 26% to power purchase price and energy storage payments respectively. The amendment also included an increase in the guarantees to a local utility – Public Company of New Mexico following the increase in the expected revenue.

During the first 20 years the electricity will be sold under the PPA, and in the subsequent years, the electricity will be sold under market (merchant) conditions.

On September 18, 2022, amendment was signed to duble the project’s storage component, from 600MWh to 1,200MWh. The amendment received regulatory approval and included an increase in guarantees provided to the Public Company of New Mexico, following the increase in the expected revenue.

During December 2023, the Company has entered into a definitive construction facility agreement with a consortium of lenders led by HSBC Securities (USA) Inc. The facility totaling $300 million will be used to finance the construction of Atrisco Solar, with total expected cost of $395 million. The financing is comprised of $107 million term loan and tax equity financing of $198 million provided by Bank of America, N.A. Both loans will be refinanced at project’s COD. The term loan is structured as a 5-year mini term with a 23-year underlying amortization profile and is subject to an interest rate range of 5.4%-5.9%.

(18)	Co Bar Solar PV project in the United States - Power purchase agreements

On September 22, 2021, and on July 31, 2023, the Company through a dedicated project company held by Clēnera, has completed signing of a fixed price power purchase agreement for a period of 20 years in respect to power generation and purchase of Co Bar Solar project with Salt River Project utility (“SRP”). SRP is contracted for nearly 800 MW (AC) – 1,000 MW (DC), or 1 gigawatt (GW) – of project generated capacity.

On August 30, 2023, the Company signed on an additional power purchase agreement with Arizona Public Services (APS), for 258 MW of solar and 824 MWh of battery storage.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(19)	Coggon Solar PV project in the United States - Obtaining all of the approvals for the construction

On January 26, 2022, the Company through a dedicated project company held by Clēnera, obtained all of the approvals for the commencement of construction (“RTB”, Ready to Build) in respect of the Coggon Solar project, including interconnection to the transmission grid, as well as a power purchase agreement in respect of all of the electricity which will be produced in the project, over a period of 20 years, at a fixed price.

The project, which is held 100% by Clēnera, is located in Iowa, USA, and is expected to produce electricity using photovoltaic technology with a capacity of approximately 120MW.

The Company is promoting an arrangement for the receipt of project finance in respect of the project, at a scope of approximately 75%-80% of the total investment cost, including the potential use of a tax partner (tax equity), and is currently conducting negotiations with several creditors for this purpose.

(20)	Purchase of an additional solar and energy storage portfolio in the United States

On December 30, 2022, the American subsidiary Clenera Holdings LLC signed a binding agreement for the purchase of the entire stake in a portfolio of projects for the production and storage of electricity from renewable energy sources in the United States, in various stages of development, with an estimated aggregate capacity of approximately 1.3GW, and approximately 4.1GWh of storage. The portfolio is comprised of three large projects which are located in two states, and some nearby existing projects of the Company which are under development. The projects are held through dedicated project companies, and the entire stake therein will be transferred to the Company upon the signing of the transaction.

The transaction outline is comprised of an initial payment in the amount of approximately USD 51 million and a success-based payment in a cumulative scope of up to USD 52 million, depending on the completion of the development of the projects and, on all matters related to the project Co Bar, on the receipt of “Community Energy” status.

(21)	Country Acers PV project in the United States - power purchase agreements

On November 20, 2023, the Company through the American subsidiary Clenera Holdings LLC has entered into certain agreements in connection with a new project under development located in Placer County, California. The project is expected to have an installed capacity of 392 MW (DC) or 344MW (AC) of solar energy and 688 MWh of energy storage.

The agreements include power purchase agreement and interconnection agreement with the Sacramento Municipal Utility District (“SMUD”), a municipal electric utility serving Sacramento County and parts of Placer County, California. Under the PPA, Country Acres will sell the solar energy produced by the facility for a 30-year term and energy storage for a 20-year term. In addition to the executed PPA, Country Acres Solar LLC has also entered into an interconnection agreement with SMUD.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(22)	Selling of projects

During 2023 the Company sold three projects for a total amount of USD 17.9 million.

Two operated PV projects in Israel, “Dorot” and “Talmei Yafe” with a total capacity of 14MW and 11MW respectively, part of the group “Sunlight 1”, were sold to its partner for an amount of approximately USD 5.6 million (NIS 20.9 million).

PV project in the United Stated with a total capacity of 60MW which was under development, was sold to an American investment fund for a total amount of USD 12.3 million.

The capital gain from the above projects sales is included in other income in the consolidated statement of income.

B.	Bank guarantees which were issued by the Company:

(1)
For the United States projects, as of December 31, 2023, the Company provided performance guarantees in the total amount of USD 236.6 million of which USD 121.8 million were issued during 2023. Financial guarantees were provided in the total amount of USD 69.3 million of which USD 8.5 million were guarantees issued during 2023. During the first quarter of 2024, two guarantees in a total amount of USD 80 million, were released, following Atrisco PV project financial closing in December 2023.

(2)
During the first quarter of 2024, two guarantees were provided for the Roadrunner Project in USA in the total amount of USD 17.6 million and two additional guarantees were provided for the Quail Ranch Project in the total amount of USD 8 million.

(3)	As part of the lease agreements in respect of the projects Halutziot, Kramim-Enlight, and Kidmat Zvi, bank guarantees were provided in the amount of approximately NIS 2.2 million, indexed to the CPI.

(4)
In 2020, the company won the tender for electricity production with a total power of 48MW. As part of the tender, the company provided a performance guarantee in the amount of NIS 28.8 million, which its expiration date has been extended during 2023, and should be expired by the end of 2024.

(5)
In 2020, the Company won the second tender for electricity production with a total power of 82MW. As part of the tender, the Company provided a performance guarantee in the amount of NIS 49.2 million, which its expiration date has been extended during 2023, and should be expired during 2025.

(6)
During 2021, and in accordance with covenant 220D, which was determined by the Electricity Authority, and further to the Company’s winning of a competitive process for dual-use facilities, the Company provided a guarantee in the amount of NIS 4.5 million which should be expired during 2025.

(7)
As part of the electricity sector reform in Israel, the provision segment was opened to competition - and the Authority published regulations allowing electricity producers to buy and sell electricity directly to consumers. In order to engage with electricity consumers, the Company is required to receive a provider license from the Electricity Authority. In order to fulfill the license conditions, the Company provided a guarantee in the amount of NIS 2 million. In addition, as the license holders, during 2023 the Company signed a contract with several consumers and for that purpose provided a financial guarantee in a total amount of NIS 38 million to the System Administrator – Noga.

(8)
For Pupin project in Serbia, the company provided in 2023, a performance bank guarantee in the amount of EUR 4.08 million, and two financial guarantees in the amount of approximately RSD 19.2 million which were signed in January 2024.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

B.	Bank guarantees which were issued by the Company: (Cont.)

(9)
During the second quarter of 2022, for the grid connection of the project Haro Solar 3 S.L., the Company provided guarantees in the total amount of EUR 3.9 million and during 2023 the Company provided additional guarantees in the total amount of EUR 4.6 million.

(10)	For the grid connection of the project Gecama-Hybrid, during 2022 the Company provided guarantees in the total amount of EUR 7 million.

(11)	The company provided in 2020, a bank guarantee in the amount of approximately SEK 17.28 million, as part of the financing agreement for Picasso project in Sweden, which was signed in December 2019.

(12)	As part of a government decree for grid connection in the Raaba Flow project, the company provided performance guarantee in the amount of HUF 325 million which should be expired during 2025.

C.	Bank guarantees which were issued by consolidated entities:

(1)
As part of the receipt of a conditional license for Emek HaBacha project, in 2018, the Company provided a guarantee in the amount of approximately NIS 2 million to the Electricity Authority, which was replaced with a permanent license guarantee in the total amount of 1.7 million during the second quarter of 2022. In 2021, the Company provided a guarantee in the amount of NIS 3.9 million towards the Israel Land Administration, in respect of works at Elrom. The guarantee amounts are indexed to the CPI.

(2)
Within the framework of the lease agreements for Emek HaBacha project, beginning in 2017 and as of the end of 2023, the project provided bank guarantees for leases from the townships in the total amount of approximately NIS 4.27 million, indexed to the CPI.

(3)
As part of receiving a permanent license for Ruach Beresheet wind project, in 2023, the project provided a guarantee in the amount of approximately NIS 3.9 million (indexed to the CPI) to the Electricity Authority.

(4)	In connection with the lease agreements for the projects Mivtachim and Talmei Bilu, guarantees were provided in the total amount of approximately NIS 2.9 million.

(5)	For the Haluziot project, in 2021, for the receipt of a permanent license, a guarantee was provided to the Electricity Authority in the amount of approximately NIS 1 million.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

D.	Parent company guarantees:

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

B.
Guarantee in connection with the purchase of an additional solar and energy storage portfolio in the United States on December 30, 2022 (“the Tranche III Projects”) in favor of Parasol Renewable Energy Holdings LLC (“PREH”) up to a total of USD 54 million and will be reduced by earn out paid in the future in connection with the Tranche III projects.

C.
Parent guarantee in connection with Tax Equity for Apex in favor of CLI-HBAN Solar Trust (Huntington Bank). This guaranty would become effective only if (1) the Apex project company failed to perform its obligations and (2) Clenera Holdings failed to pay the obligations under its guarantee. This guarantee covers (a) failures of Clenera under its Sponsor Guaranty Agreement, (b) Clenera tax indemnity obligations and (c) Clenera obligations under the Participation Agreement.

D.	The following parental guarantees were issued with respect to Atrisco project:

a.	The following parental guarantees are related to tax equity and construction financing of the project:

i)
Guarantee in connection with Tax Equity for Atrisco in favor of Bank of America dated November 17, 2023 (Atrisco PV). The indemnity was given to secure the obligations of the Class B Member, In accordance with Section 6.02 of the ECCA (breach of representation or warranty, among other things) and Section 9.01 of the LLCA (breach of representation or warranty, fraud, failure to maintain Reactive Power Capability, among other things) and all obligations of Class B Member under Section 12.03(b) of the LLCA (Class B deficit balance contribution obligation on liquidation).

ii)
Guarantee in favor of HSBC dated December 13, 2023 in connection with debt for Atrisco PV. this guarantee applies if there is a customs (import) delay with regard to modules was given to secure the Atrisco Project Company's obligations under the Financing Agreement with respect to (1) Merchant Tail prepayment; (2) Module Testing prepayment; (3) Reactive Power indemnity; and (4) Reactive Power prepayment.

iii)
Cash Diversion Guaranty delivered by Clenera Holdings in favor of HSBC, dated December 13, 2023 (Atrisco PV - debt). This guaranty applies if on each Scheduled Debt Service Payment Date on or after the Term Conversion Date, the lesser of (a) any Debt Service Payment Shortfall on such date and (b) the sum of (i) the amount of cash diverted to Class A Members sa a result of an indemnity claim under the TE Holdco LLC Agreement and (ii) the amount of cash diverted to the funding of Member Loans by the Back-Leverage Borrower under the TE Holdco LLC Agreement.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 29 - Guarantees, Engagements and Charges (Cont.)

D.	Parent company guarantees: (Cont.)

b.
Two Equity Commitment Letters dated December 28, 2023 (SPA) given in favor of Tesla, Inc., (SPA & SPA 2) to secure payment obligations of Atrisco Energy Storage LLC under Sale and Purchase Agreement for purchase of batteries for the Atrisco ESS project in an aggregated amount of approximately 350,000,000 USD.

c.
General Agreement of Indemnity (Demand LC) made by Enlight Renewable Energy LLC and Clenera Holdings, LLC in connection with Surety Bond issued by Euler Hermes in favor of Public Service Company of New Mexico, dated May 24, 2023. This Financial security provides Indemnifies Surety from and against losses pursuant to Bond issued by Surety.

E.
A Letter of Indemnity dated April 24, 2023, was given by the Company in favor of Israel Discount Bank Ltd., in connection with the Counter Standby L/C issued in f/o Salt River Project Agricultural Improvement and Power District. The purpose of this Letter of Indemnity is to provide financial security to backstop withdrawals under the standby LC (as related to PPA between Co Bar Solar D LLC and Salt River Project Agricultural Improvement and Power District (April 21, 2023)) up to 20 million USD.

F.	The Company issued several guarantees in the amount of approximately EUR 9 million to the turbine provider and to the EPC contractor associated with the Gecama project in Spain.

G.	As part of the signing of the financing agreement with Bank Hapoalim, for financing 11 PV & storage projects in Israel, the Company has provided on November 29, 2023 the following guarantees:

a.	Guarantee in connection with all obligations and liabilities of Enlight – Finance, Limited Partnership (the Borrower) under the SFA.

b.
Guarantee in connection with all obligations and liabilities of the Company's Private Supplier (Enlight – Iris, Limited Partnership) towards each of the Project Entities under each Private Supplier Agreement.

H.
As part of its activity as a power supplier in the Israeli market, the Company provides from time to time guarantees to secure the Company's Private Power Supplier (Enlight - Iris, Limited Partnership) obligations towards commercial customers and project entities (power producers).

I.	Guarantee of up to USD 23.6 million in connection with batteries and solar modules supply agreements for PV & storage projects in Israel.

Note 30 - Events After the End of the Reporting Period

A.
Acquisition of Aria Energy Ltd.

In February 2024, the Company has completed the acquisition of 80% of the ownership in Aria Energy Ltd., which is engaged in development, construction, ownership and operation of small PV systems for municipal customers in Israel.

B.
Financial closing for two PV projects in Hungary

In March 2024, the Company has entered into a facility agreement with Raiffeisen Bank ZRT and Raiffeisen Bank International AG for financing two PV projects in Hungary. The total amount of the loan facility for the two projects is EUR 37.6 million.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2023

Note 30 - Events After the End of the Reporting Period (Cont.)

C.	First investments through energy transition technology fund

In January 2024, the Company leveraged its newly established energy transition technology fund, formed in 2023, to make its first two investments in two technology companies. These investments, totaling USD 6 million, targeted the areas of battery technology and grid optimization.