Form 20-F
period 2024-12-31
Enlight Renewable Energy Ltd.
filed 2025-03-28
CIK 1922641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the registrant had 118,566,615 outstanding ordinary shares, par value 0.1 NIS per share.

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

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

CONTENTS

INTRODUCTION		1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
PRESENTATION OF FINANCIAL INFORMATION		3
PART I		5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3. KEY INFORMATION		5
A.	[Reserved.]	5
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5
ITEM 4. INFORMATION ON THE COMPANY		45
A.	History and Development of the Company	45
B.	Business Overview	46
C.	Organizational Structure	72
D.	Property, Plants and Equipment	72
ITEM 4A. UNRESOLVED STAFF COMMENTS		73
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		73
A.	Operating Results	80
B.	Liquidity and Capital Resources	85
C.	Research and Development, Patents and Licenses, Etc.	97
D.	Trend Information	97
E.	Critical Accounting Estimates	97
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		98
A.	Directors and Senior Management	98
B.	Compensation	101
C.	Board Practices	107
D.	Employees	117
E.	Share Ownership	117
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	117
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		118
A.	Major Shareholders	118
B.	Related Party Transactions	121
C.	Interests of Experts and Counsel	122
ITEM 8. FINANCIAL INFORMATION		122
A.	Consolidated Statements and Other Financial Information	122
B.	Significant Changes	122
ITEM 9. THE OFFER AND LISTING		123
A.	Offer and Listing Details	123
B.	Plan of Distribution	123
C.	Markets	123
D.	Selling Shareholders	123
E.	Dilution	123
F.	Expenses of the Issue	123
ITEM 10. ADDITIONAL INFORMATION		123
A.	Share Capital	123
B.	Memorandum and Articles of Association	123
C.	Material Contracts	124
D.	Exchange Controls	124
E.	Taxation	124
F.	Dividends and Paying Agents	130
G.	Statement by Experts	130
H.	Documents on Display	130

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

•	disruptions in trade caused by political, social or economic instability in regions where our components and materials are made;

•	our suppliers’ ability and willingness to perform both existing and future obligations;

•	competition from traditional and renewable energy companies in developing renewable energy projects;

•	potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire;

•	offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks;

•	exposure to market prices in some of our offtake contracts;

•	various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues;

•	the dependence of our production and total revenues and income on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions;

•	our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected;

•	government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production;

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

•
our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel and the sale of electricity directly to corporate customers under PPAs in Israel.

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

•	limitations on our management rights and operational flexibility due to our use of tax equity arrangements;

•	potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects;

•	our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future;

•	the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares;

•	various risks related to our incorporation and location in Israel, including Israel’s ongoing war with Hamas, where our headquarters and some of our wind energy and solar energy projects are located;

•	the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; and

•	certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control.

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

In 2024, the Company changed the presentation of its Income Statement, to include the presentation of specific items such as Tax Benefits that were previously included in Other Income and to remove Gross Profit. The Company believes that such presentation provides more relevant information and better reflects the measurement of its financial performance. The Company applied such change retrospectively throughout this Annual Report.

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

CERTAIN DEFINITIONS

As used in this Annual Report, except where the context otherwise requires or where otherwise indicated:

“Advanced Development Projects” refers to our projects that are expected to commence construction within 13 to 24 months of February 19, 2025.

“BOI Exchange Rate” refers to the US Dollar exchange rate reported by the Bank of Israel on February 19, 2025, which was NIS 3.541 to $1.00.

“CEE” refers to central and eastern Europe.

“Clēnera” refers to Clēnera Holdings, LLC, a Delaware limited liability company.

“Clēnera Acquisition” refers to our acquisition of a 90.1% equity interest in Clēnera.

“COD” refers to the commercial operation date of our projects.

“Development Projects” refers to our projects in various stages of development that are not expected to commence construction within 24 months of February 19, 2025.

“EA” refers to Israel Electricity Authority, the chief electricity market regulator in Israel.

“FGW” or “Factored GW” is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The Company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

“GW” refers to gigawatts measured on a direct current basis.

“GWh” refers to gigawatt hours.

“Mature Projects” refers to our projects that, as of February 19, 2025, were operational, under construction or in pre-construction (meaning, that they are expected to commence construction within 12 months of February 19, 2025).

“Merchant Model” refers to the sale of electricity into wholesale energy markets at spot market prices without long-term PPAs or committed offtakers.

 “Merchant Risk” refers to the risks associated with the Merchant Model, such as the lack of price certainty and the lack of a committed offtaker.

“Operational Projects” refers to our Mature Projects that, as of February 19, 2025, were operational and selling energy.

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

•
accurately estimating our costs and total revenues and income over the life of the project years before its construction and operation, while taking into consideration the possibility that markets may shift during that time;

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

In addition, our projects depend upon obtaining, in a timely and economic manner, interconnection to electric transmission facilities to deliver the electricity we generate. A failure or delay in the operation, development of, or interconnection to, these interconnection or transmission facilities could result in our losing total revenues and income because such a failure or delay could limit the amount of power our Operational Projects deliver or delay the completion of our construction projects. The requests for processing interconnection and transmission requests and conducting the associated studies may become backlogged causing delays in determining interconnection and transmission rights and costs. The costs of such interconnection and transmission facilities for which our projects may be responsible could be significant, uncertain and subject to change, including after a project commences operation. The absence of availability and access to interconnection facilities and transmissions systems, our inability to obtain them in a timely manner, at a reasonable cost and at reasonable terms and conditions, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities may have a material adverse effect on our ability to partially or fully develop our projects, which could materially and adversely affect our results of operations and cash flow. In 2024, several of our projects, including Co Bar in the U.S., have been delayed for periods ranging from 6 to 12 months for various reasons, including due to reforms that have taken longer than expected to complete and extended reviews by regulators.

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

We intend to pursue greenfield opportunities to develop new renewable energy projects consistent with our business strategy. Various factors regarding land suitability could affect our ability to develop new projects and otherwise grow our business, including:

•
the availability of, or inability to obtain, sufficient land suitable for solar energy and wind energy project development. In many markets, topography, existing land use and/or transmission constraints limit the availability of sites for solar energy and wind energy development. For these reasons, attractive and commercially feasible sites may become a scarce commodity, and we may be unable to site our projects at all or on terms as favourable as those applicable to our current projects;

•
the presence or potential presence of waking or shadowing effects caused by neighbouring activities, which reduce potential energy production by decreasing wind speeds or reducing available insolation; and

•
due to the large amount of land required to site solar energy and wind energy projects, there may be greater risk of the presence or occurrence of one or more of the following: (i) pollution, contamination or other wastes at the project site; (ii) protected plant or animal species; (iii) archaeological or cultural resources; or (iv) local opposition to wind energy and solar energy projects in certain markets due to concerns about noise, health, environmental or other alleged impacts of such projects due to the presence or potential presence of land use restrictions and other environment-related siting factors.

We do not own all of the land on which the projects in our portfolio are located.

As a project developer, we require land rights in order to successfully develop, finance and construct our projects. We do not own all of the land on which the projects in our portfolio are located, and our current projects generally are, and our future projects may be, located on land occupied under long-term easements, leases and rights of way. The ownership interests in the land subject to these easements, leases and rights of way may be subject to mortgages securing loans or other liens and other easement, lease rights and rights of way of third parties that were created prior to our projects’ easements, leases and rights of way. As a result, some of our projects’ rights under such easements, leases or rights of way may be subject to the rights of these third parties. While we perform title searches, obtain title insurance, record our interests in the real property records of the projects’ localities and enter into non-disturbance agreements to protect ourselves against these risks, such measures may be inadequate to protect against all risk that our rights to use the land on which our projects are or will be located and our projects’ rights to such easements, leases and rights of way could be lost or curtailed. Any such loss or curtailment of our rights to use the land on which our projects are or will be located could have a material adverse effect on our business, financial condition and results of operations. In addition, certain U.S. states restrict or prohibit foreign ownership of agricultural land, limiting our ability to acquire land rights in such states, and permitting us to acquire ownership only after re-zoning to solar or storage uses.

Our ability to successfully develop projects is impacted by the availability of, and access to, interconnection facilities and transmission systems.

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

In recent years, the time required to secure interconnection facilities and transmissions systems has increased, as have interconnection costs, complicating project planning and, for projects under construction or pre-construction, creating additional contractual and financial risk. In some cases, regulators have sought to update procedures for accessing interconnection facilities and transmissions systems, which may cause further delays. The Federal Energy Regulatory Commission (“FERC”) Order No. 2023 issued in July 2023 transitioned the interconnection request queue for connection to the U.S. transmission grid from “first come, first serve” to “first ready, first serve.” As a result, some utilities have temporarily closed their queues, and submitting new interconnection requests entails increased uncertainty and risk. For example, our project CO Bar, located in Arizona, which has a capacity of 1,211 MW and 824 MWh, was originally expected to reach COD in the second half of 2026, but has been delayed for approximately another year due to the Arizona Public Service’s queue reform process having taken longer than expected to complete and additional hurdles in achieving an interconnection agreement. The project is now expected to reach COD in the second half of 2027. If such approval times continue to increase, our development pipeline and ability to complete existing projects could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The development, construction and operation of our projects require governmental and other regulatory approvals and permits, including environmental approvals and permits.

The development, construction and operation of renewable energy projects, including the transmission and sale of electricity and associated products, are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal and the terms of a subsequently issued permit may not be consistent with the terms of the permit initially issued. In addition, some permits and approvals require ongoing compliance with terms and conditions, some of which can change over time. Such regulations, approvals, permits and terms and conditions have become more demanding across the industry. Moreover, activists and community members have become more vocal and organized in many jurisdictions, and there is an increased prevalence of local ordinances and moratoria related to solar energy and battery storage projects. We cannot predict whether all permits and approvals required for a given project will be granted, or granted on a timely basis, or whether the conditions associated with such permits and approvals will be achievable, as such conditions may change over time. For example, delays in receiving the applicable environmental permit for our Gecama Solar project in Spain delayed the project’s timeline by approximately one year. In addition, our project CO Bar in Arizona was delayed by one year due to the Arizona Public Service’s queue reform process having taken longer than expected to complete and additional hurdles in achieving an interconnection agreement.

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

We are subject to risk from fluctuating market prices of certain raw materials, particularly steel, aluminium, polycrystalline silicon and lithium, which are used in the construction and maintenance of our solar energy, wind energy and battery storage projects. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time. Some of the components and materials related to the equipment we purchase are sourced from outside of markets where we operate through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of shipping and transportation constraints, and other supply chain disruptions. Due to these and other supply chain disruptions, we may have to make sourcing decisions which could limit our supply options.

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

Certain of our investments in our projects may be subject to review by and approval from the Committee on Foreign Investment in the United States (“CFIUS”), which may prevent, delay or block us from investing in our projects that would otherwise be advantageous to our stockholders.

The U.S. has implemented laws designed to protect national security or to restrict foreign direct investment. For example, CFIUS has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Under these laws, the U.S. government has the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. As such, certain of our investments in our projects and the real estate for our projects may be subject to review by and approval from CFIUS. In the event that CFIUS reviews one or more of our investments, there can be no assurances that we will be able to initiate or complete such projects on terms acceptable to us. Additionally, CFIUS may seek to impose limitations on one or more such investments that may prevent us from maintaining or pursuing projects that we otherwise would have maintained or pursued, which could adversely affect the performance of our investments and thus our overall performance. Certain of our stockholders are non-U.S. investors, and in the aggregate, may comprise a substantial portion of our net asset value, which may increase the risks of such limitations being imposed in connection with projects pursued or made by us. Legislative and regulatory changes, including changes to agency practice, in the future may negatively impact our ability to realize value from certain existing and future projects, including by limiting exit opportunities or causing us to favour buyers that we believe are less likely to require CFIUS review, even in circumstances where other buyers may offer better terms or more consideration.

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

We often rely on a small number of suppliers, such as solar panel suppliers, tracker suppliers, wind turbine manufacturers and battery suppliers to provide equipment, technology and other services required to construct and operate our projects. A number of factors, including the credit quality and quality control of our suppliers, including related to turbines at some of our renewable energy projects in Sweden, as well as import and export restrictions, may affect their ability to perform under our supply agreements. Not all of our equipment suppliers are investment grade entities, and we cannot guarantee that any of our suppliers will sufficiently honor the terms of our contracts in every situation. Moreover, not all our suppliers are Tier 1 as defined by Bloomberg New Energy Finance (“BNEF”) and we have experienced delays and quality assurance failures. If suppliers cannot, or do not, perform under their agreements with us, we may need to seek alternative suppliers and write off existing investments. Alternative suppliers, products and services may not perform similarly, and replacement agreements may not be available on terms as favourable as those in our current agreements or at all. For example, we are currently engaged in a commercial dispute with a supplier of our battery energy storage systems in the U.S. which failed to perform its contractual obligations. While the financial value of the dispute is not material to our overall operations, we have incurred additional costs to secure batteries from an alternative supplier to mitigate the impact of such supplier’s failure to perform its obligations. In addition, sourcing the batteries from a different supplier resulted in surplus equipment, which we were able to assign to another project, but the surplus equipment will now have a shorter warranty period than it otherwise would have.

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

The construction of renewable energy projects involves numerous risks. Success in constructing a particular project is contingent upon or may be affected by, among other things:

•	timely implementation and satisfactory completion of construction;

•	obtaining and maintaining required governmental permits and approvals, including making appeals of, and satisfying obligations in connection with, approvals obtained;

•	permit and litigation challenges from project stakeholders, including local residents, environmental organizations, labor organizations, tribes and others who may oppose the project;

•	grants of injunctive relief to stop or prevent construction of a project in connection with any permit or litigation challenges;

•	delivery of modules, wind turbines or battery energy storage systems on-budget and on-time;

•	discovery of unknown impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or cultural resources at project sites;

•	discovery of title defects or environmental conditions that are not currently known, unforeseen engineering problems, construction delays, contract performance shortfalls and work stoppages;

•	material supply shortages, failures or disruptions of labor, equipment or supplies;

•	increases to labor costs beyond our expectation upon entering into construction agreements as a result of enhanced local or national requirements regarding the use of union labor on-site;

•	insolvency or financial distress on the part of our service providers, contractors or suppliers;

•	cost overruns and change orders;

•	cost or schedule impacts arising from changes in federal, state, or local land-use or regulatory policies;

•	changes in electric utility procurement practices;

•	project delays that could adversely affect our ability to secure or maintain interconnection rights;

•	unfavourable tax treatment or adverse changes to tax policy;

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

For example, our project CO Bar, located in Arizona and originally expected to reach COD in the second half of 2026, has been delayed for another year, due to the Arizona Public Service’s queue reform process having taken longer than expected to complete and additional hurdles in achieving an interconnection agreement. The project is now expected to reach COD in the second half of 2027. Another example is the delay in receiving the applicable environmental permit for one of our projects in Europe, which has pushed back the project timeline. If we fail to complete the construction of a renewable energy project, fail to meet one or more agreed target construction milestone dates, or fail to perform other contract terms, we may be subject to payment obligations arising under significant letters of credit required to be maintained under offtake contracts or interconnection agreements or termination of such agreements, incur significant liquidated damages, penalties and/or other obligations under other project-related agreements, and may not be able to recover our investment in the project. If we are unable to complete the construction of a renewable energy project, we may impair some or all of the capitalized investments we have made relating to the project, which could have an adverse effect on our results of operations in the period in which the loss is recognized. For more details, see “—Projects under development may not be partially or fully developed, financed or constructed.”

Risks related to the offtake of our renewable energy projects

We face growing competition from traditional and renewable energy companies in developing renewable energy projects.

The solar energy and wind energy industries are highly competitive. A growing number of companies are seeking to develop and originate such projects, driven by the growth of the total addressable market for such projects and the increased level of interest from investors in environmental, social and governance focused ventures. In addition to developers, independent power producers, unregulated utility affiliates, renewable energy companies, and pension and private equity funds, we also compete with traditional oil and gas companies and incumbent utilities. We may not be able to enter into or renew long-term contracts for the sale of power produced by our projects at prices and on other terms favourable to us. If we cannot offer compelling value to our offtakers, then our business will not grow at our anticipated pace or at all. Traditional utilities generally have, and certain of our other competitors have, substantially greater financial, technical, operational and other resources than we do. In addition, growing corporate and investor support for renewable energy has increased the amount of money being allocated to developers that compete with us. Such competitors may be able to build and own solar energy projects at lower costs than us, enabling them to submit bids for PPAs or similar energy purchase agreements at more competitive and appealing terms to potential customers than ours. Traditional utilities could also offer other value-added products or services that could help them compete with us even if the cost of electricity they offer is higher than ours.

Attractive offtake terms may become unavailable, which would adversely affect our business and growth.

Intense competition for offtake contracts may result in downward pressure on offtake pricing. Downward pressure on equipment pricing over the long-term, may also create downward pressure on offtake pricing. If falling offtake pricing results in forecasted project total revenues and income from the sale of electricity that is insufficient to generate returns higher than our cost of capital, our business, financial condition and results of operations could be adversely affected.

Alternatively, if we pursue offtake contracts with pricing that we assume will be attractive based on expectations of falling equipment or construction pricing or other cost or total revenues and income expectations that ultimately prove to be inaccurate, or the value of a project is less than expected at the time of execution of the related offtake contract, our business, financial condition and results of operations could be adversely affected, including through payment obligations to issuing banks in connection with any posted letters of credit.

In addition, competition for offtake contracts and other market factors may result in new market terms that may not be favourable to us and could adversely affect the economics of our projects and, in turn, our ability to obtain sufficient financing and grow our business. This trend may require us to seek new offtake counterparties, which could expose us to risks in new markets or associated with having less creditworthy counterparties. Similarly, our competitors are increasingly willing to accept short duration offtake terms, which may put pressure on us to accept shorter duration offtake contracts, thereby increasing our exposure to market volatility and inaccuracy in the third-party prediction of energy pricing during the merchant tail period of operations after expiration of the offtake contract.

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

If certain of our projects fail to meet development, operational or performance benchmarks related to, among other things, energy production and project availability, within specified time periods, such failure may give rise to a default or event of default under one or more of the offtake contracts in our portfolio or offtake contracts we may enter into in the future. These contracts may provide the applicable counterparties with rights to, among other things: terminate the applicable offtake contracts; require us to pay damages under such offtake contracts; or reduce the amount of energy our projects can sell under such offtake contracts. If our projects fail to meet applicable development or operational benchmarks, such as minimum production requirements, and our offtakers or other counterparties elect to take any such action against us under our offtake contracts, it could materially and adversely affect the development of our renewable energy projects, our results of operations and cash flow unless and until we are able to replace the offtake contract on similar terms. We may not be able to enter into a replacement offtake contract on favourable terms or at all, which may have an adverse impact on our growth strategy and may negatively affect our business.

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

If our offtakers are unwilling or unable to fulfill or renew their contractual obligations to us, or if they otherwise terminate such agreements prior to their expiration, we may not be able to recover contractual payments and commitments due to us. Since the number of counterparties that purchase wholesale bulk energy is limited, we may be unable to find a new energy purchaser on terms similar to or at least as favourable as those in our current agreements or at all. Any interruption in or termination of payments by any of our counterparties could adversely affect our ability to pay project lenders and tax equity investors, could cause a default under the applicable project debt and tax equity financing arrangements, and could trigger cross-defaults under our other financing arrangements. In such a case, the cash flows we receive could be adversely affected. In addition, our ability to finance additional projects with offtake contracts from such counterparties would be adversely affected, undermining our ability to grow our business. The loss of or a reduction in sales to any of our offtakers could have a material adverse effect on our business, financial condition and results of operations.

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

These and other factors could have adverse consequences on our solar energy, wind energy or energy storage projects. For example, these factors could require us to shut down or reduce the output of such projects, degrade equipment, reduce the useful life of the project, or materially increase operations and maintenance (“O&M”) and other costs. Unanticipated capital expenditures associated with maintaining or repairing our projects would reduce profitability. Congestion, emergencies, maintenance, outages, overloads, requests by other parties for transmission service, including on our facilities, actions or omissions by other projects with which we share facilities, and certain other events, including events beyond our control, could give rise to a partial or complete curtailment of generation or transmission of energy from our projects and could lead to one or more of our customers terminating their offtake contracts with us. Any termination of a project’s interconnection or transmission arrangements or non-compliance by an interconnection provider, an owner or operator of shared facilities, or another third party with its obligations under an interconnection, shared facilities, or transmission arrangement may delay or prevent our projects from delivering energy to our offtakers. If an interconnection, shared facilities or transmission arrangement for a project is terminated, we may not be able to replace it on terms as favourable as those of the existing arrangement, or at all, or we may experience significant delays or costs in connection with such replacement. In addition, due to supply chain disruptions, replacement and spare parts for solar panels, wind turbines and other key pieces of equipment may be difficult or costly to acquire or may be unavailable.

Any of the risks described above could significantly decrease or eliminate the total revenues and income of a project, significantly increase a project’s operating costs, cause us to default under our financing agreements, or give rise to damages or penalties owed by us to an offtaker, another contractual counterparty, a governmental authority or another third party, or cause defaults under related contracts or permits. Any of these events could have a material adverse effect on our business financial condition and results of operations.

Energy production and total revenues and income from our solar energy and wind energy projects depend heavily on suitable meteorological and environmental conditions and our ability to accurately predict meteorological conditions.

The energy produced, and total revenues and income and cash flows generated, by a solar energy or wind energy project depend on suitable climatic conditions, particularly solar and wind conditions, both of which are beyond our control. Our solar energy projects require strong, consistent exposure to sunlight to achieve the predicted power generation and weather, geological or other conditions at our project sites, as well as climatological phenomena not experienced directly at our sites, may prevent adequate amounts of sunlight from reaching some or all of our solar energy projects. Also, our wind energy projects will only operate within certain wind speed ranges that vary by turbine model and manufacturer, and the wind resource at any given project site may not fall within such specifications.

Furthermore, components of our solar energy systems, such as panels and inverters, and wind energy projects, such as turbines and blades, could be damaged by severe weather or natural catastrophes, the exposure of our projects to which varies greatly due to the number of diverse regions in which our projects are located, examples of which include snowstorms, ice storms, hailstorms, lightning strikes, tornadoes and derechos, fires, earthquakes, landslides, mudslides, sandstorms, drought, dust-storms, floods, hurricanes or other inclement weather. In these circumstances, the provision of O&M or other services may be adversely affected. In particular, materials may not be delivered as scheduled and labor may not be available, and we may be obligated to bear the expense of repairing the damaged solar energy and wind energy systems that we own. Such extreme weather conditions or natural catastrophes may also severely affect our operations by greatly reducing energy output from our systems, and in cases of severe damage, to zero, causing a reduction in total revenues and income in addition to increased costs due to damages. Replacement and spare parts for key components may be costly, or otherwise difficult or unavailable to obtain. Moreover, natural disasters may adversely affect the economy, infrastructure and communities in the regions where we conduct our business and regions and countries where we source our materials.

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

Our projects may take longer to achieve full production, driven by quality and service issues from our suppliers. For example, we have experienced longer ramp up times for wind and photovoltaic projects that began operations in the past 12 to 24 months. Although we expect to benefit from various warranties, including construction, product quality and performance warranties, provided by our counterparties in connection with the construction of our projects, the purchase of equipment necessary to operate our projects, and certain other matters, our counterparties may become insolvent, cease operations or otherwise default on their warranty obligations. Even if a counterparty fulfills its obligations, many of our warranties do not cover reimbursement for lost total revenues and income, and we cannot guarantee any warranties will be sufficient to compensate us for all of our losses. Further, there are limitations in most warranties, including limits on liability. Many warranties have exclusions rendering them inapplicable if, for example, the owner does not follow the manufacturer’s operating instructions. We may disagree with a counterparty about whether a particular product defect, performance shortfall or other similar matter is covered by a warranty, in whole or in part, as well as the manner in which any such matter should be resolved. As a result, enforcing any such warranty may be costly or impossible. For example, we have recently experienced quality failures in two turbine blades in our wind project Björnberget in Sweden and other equipment quality or installation issues, which have resulted in operational disruptions and repair costs. Although we are seeking to recover the damages that we have suffered, we may not be compensated for all of the costs, expenses and losses (including lost profits) incurred as a result of the defects in the wind turbine generators and the related downtime period during which the wind turbine generators were not operational. Another example is our inability to complete capacity testing in a timely manner at one of our solar projects. While we expect that some of the damages caused to us by these issues will be recovered under our agreements with the relevant suppliers, some of the compensation may be limited or may not cover the entire set of damages caused to us. Such costs may include significant out-of-pocket and internal expenses, some or all of which may not be recovered. The failure of some or all of our projects to perform according to our expectations and limitations to our warranty coverage could have a material adverse effect on our business, financial condition and results of operations.

See also “—Our suppliers may not perform existing obligations or be available or able to perform future obligations, which could have a material adverse effect on our business” regarding equipment having shorter warranty time than it otherwise would have, had a supplier not defaulted on his obligations under his agreement with us.

Our projects are subject to curtailment and other production restriction risks.

Our projects, and particularly those that operate on the Merchant Model, may be subject to curtailment or other production restrictions under various circumstances. Under the terms of certain of our offtake contracts, our projects’ delivery of electricity is subject to curtailment or other restrictions, including by our offtakers, regional transmission organizations or ISOs, for various reasons, including for system maintenance or reliability and stability purposes, negative market prices or due to transmission limitations, emergencies, force majeure or geopolitical circumstances. For example, at one of our projects in Europe, under our existing offtake contract, energy from the wind farm can be curtailed when market prices for electricity fall below zero. In addition, the local grid regulator recently ordered curtailment of another of our projects in Europe, due to inclement weather and physical damage to the grid. While this event did not result in material financial losses, there is no guarantee that we will not suffer material losses if such events occur in the future.

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

We seek to minimize our exposure to electricity price volatility through the use of long-term offtake contracts. In select countries such as Sweden and Spain, where we sell electricity in the open market, we may seek to hedge our market exposure through a wide range of products, including but not limited to forward sales of electricity with hedges or by entering into PPAs with offtakers.

Our hedging activities may not adequately manage our exposure to electricity prices.

We sell or intend to sell a significant portion of the electricity we generate in Sweden, Spain, Serbia and Hungary on the open market at spot-market prices and other select markets in the future. In order to stabilize a portion of the revenue from such sales of electricity, we enter into hedging arrangements for some of our projects through a wide range of product types, including but not limited to entering into PPAs, contracts for differences and forward sales of electricity. Hedging products may consist of physical power, financial swaps and options or structured transactions. If a project does not generate the volume of electricity covered by associated hedging arrangements, we could incur significant losses if electricity prices in the market rise substantially above the fixed price provided for in the hedging arrangement. If a project generates more electricity than is contracted in the hedging arrangement, the excess production will not be hedged and the related revenues from the sale of electricity will be exposed to market price fluctuations. From 28% to 100% of the revenue from the sale of electricity from said projects are not hedged (for example, by entering into forward sales, PPAs, and contracts for differences), thereby exposing such revenues to market risks. For example, if electricity prices were to fall by 10%, we could lose up to $0.5 million per year in revenue from sales of electricity generated at project Picasso in Sweden.

We may incur significant financial losses as a result of adverse changes in the mark-to-market values of the financial swaps or if the counterparties to our hedging contracts fail to make payments when due. In addition, if we have to unwind a hedging arrangement that has become uneconomical or for any other reason, we may be unable to hedge at all, which would expose our revenues from the sale of electricity to market price fluctuations. We could also experience a reduction in cash flow if we are required to post margin in the form of cash collateral to secure our delivery or payment obligations under these hedging agreements.

General business risks

We depend on certain Operational Projects for a substantial portion of our cash flows.

We depend on certain Operational Projects, and expect to depend on certain future projects, for a substantial portion of our cash flows. For example, Blacksmith accounted for approximately 13% and 9% of our total revenues and income for the year ended December 31, 2023 and the year ended December 31, 2024, respectively. Similarly, Gecama, which we operate on a Merchant Model without a PPA, accounted for 22% and 17% of our total revenues and income for the year ended December 31, 2023 and the year ended December 31, 2024, respectively. Our dependence on Blacksmith and Gecama is expected to decline over time as new projects reach commercial operation.

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

Cost inflation could adversely affect our project construction costs and results of operations.

The renewable energy industry has seen long periods of declining equipment costs, which may not continue, or may reverse. Although solar panel and energy storage battery prices dropped significantly in 2023 compared to prior years and have remained low since, regulatory changes related to electric vehicles that lead to increased demand for batteries for electric vehicles, or other market factors, may adversely affect the cost of batteries sold to us. Inflation or the absence of cost decreases could adversely affect us by increasing the actual or expected costs of land, electricity generation and storage equipment, labor and other goods and services needed to construct our projects, potentially reducing project profitability. Future increases in actual or expected costs may have an adverse impact on our business, financial condition and results of operations.

Our ability to effectively operate our business could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies effectively depends on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. For example, we announced in January 2024 that Jason Ellsworth, CEO and co-founder of Clēnera, will be stepping down at the end of June 2024. Our key personnel possess development, construction, operational, management, legal, engineering, financial and administrative skills that are critical to the operation of our business. With the growth of the renewable energy industry, we have seen an increase in the need for experienced personnel with applicable experiences. In addition, the market for personnel with the required industry and technical expertise to succeed in our business is highly competitive, and we may be unable to attract and retain qualified personnel to replace or succeed key employees should the need arise. In order to remain competitive in attracting and retaining such personnel, we may need to increase the compensation of our employees, including new hires, beyond our current expectations. Our board of directors recently approved the cancellation of certain vested and unvested share options previously granted to employees and officers of the Company and the replacement thereof with RSUs, in order to further motivate employees and officers to deliver the important strategic and operational initiatives of our Company, which may not prove successful. For more details, see Item 6.B. “Compensation.” The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the services of any of these individuals will continue to be available to us in the future.

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

In addition, our operations are subject to risks inherent in conducting business globally. In addition to the cross-border regulatory and legal risks described elsewhere in this Annual Report, our business is subject to risks associated with management communication and integration problems resulting from cultural and geographic dispersion. Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, results of operations and financial condition may suffer. We may be unable to comply with changes in government requirements and regulations, which could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in recognition of total revenues and income, financial reporting misstatements, investigations and enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our platform and could harm our business, results of operations and financial condition.

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

Some of the risks to which we are exposed may not be insurable, including some risks related to terrorism. Our projects in Israel are not fully covered by private insurance for all damage to our facilities that may result from the ongoing war with Hamas, Hezbollah, and other terrorist organizations or states. Also, although the State of Israel provides companies with certain compensation for direct damages from the conflict, such coverage does not include loss of future total revenues and income. Even if the risks are generally insurable, we may not maintain or obtain insurance of the type and amount we desire at reasonable rates or at all, and we may elect to self-insure a portion of our portfolio. The insurance coverage we do obtain may contain large deductibles or insufficient coverage or fail to cover all risks or potential losses across our global footprint. We often cannot obtain full coverage at economic rates and are instead limited to probable maximum loss coverage subject to commercially reasonable limits. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favourable terms, including with respect to coverage, deductibles or premiums, or at all.

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

We are subject to risks and costs, including potential negative publicity, associated with lawsuits, claims or administrative proceedings, including lawsuits, claims or proceedings relating to our business or the development, construction or operation of our projects. In addition, we may become subject to legal or administrative proceedings or claims contesting the issuance of a permit or seeking to enjoin the construction or operation of our projects. The result and costs of defending any such proceedings or claims, regardless of the merits and eventual outcome, may be material. Any such proceedings or claims could also materially delay our ability to complete construction of a project in a timely manner or at all or could otherwise materially adversely affect a completed project’s operations. Further, we have little control over whether third-party claims will be brought by one or more third parties, including public and private landowners, offtakers, equipment suppliers, construction firms, labor unions, and O&M and other service providers or their employees or contractors. Defending litigation, delays caused by litigation, and the costs of settling or other unfavourable outcomes, including judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations.

For additional information regarding pending litigation, see Item 4.B “Business Overview— Legal Proceedings.”

We and third parties with which we do business may be subject to cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war that could have a material adverse effect on our business, financial condition and results of operations, as well as result in significant physical damage to our projects.

Our operations rely on computer systems, hardware, software infrastructure and networks (collectively, “IT Systems”) that we manage or that are managed by third parties with which we do business, such as O&M and other service providers, and on the secure processing, storage and transmission of proprietary, confidential, financial, personal and other sensitive information, including personal information about our employees (collectively, “Confidential Information”). We also rely heavily on IT Systems, including those of third parties, to operate our solar energy and wind energy projects. Failures and disruptions or compromises to our or our critical third parties’ IT Systems may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, bugs, misconfigurations or exploited vulnerabilities in hardware or software, physical or electronic break-ins, human or technological error, intentional conduct, targeted cyber-attacks, or similar events or incidents. Attacks, including those targeting IT Systems, such as the electronic control systems used to operate our energy projects or the facilities of third parties on which our projects rely, could severely disrupt business operations and result in loss of service to offtakers and significant expense to repair or remediate system damage.

Although we have taken steps to enhance the security of our IT Systems and Confidential Information, we have experienced cyber-attacks in the past and we expect attempted cyber-attacks and other security incidents to increase in the future. Recently, we have identified an increasing number of intrusion attempts into the control systems of our power stations in Israel and in various other countries in which we operate, each of which was blocked by the defensive measures we employ at our facilities. In 2024, we experienced one cyber-related incident, which we classified as immaterial, because it carried no damage to the Company, its data or infrastructure. In 2022, several of our corporate email accounts were compromised, which resulted in a payment being made to a fraudulent third-party actor. In addition, in 2021, cybercriminals launched an attack on our IT Systems and managed to gain control over the control system in one of our smaller facilities in Israel. The attackers were not able to disrupt the production of electricity or cause any material damage. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude and global threat actors and terrorists have targeted and will continue to target entities and projects like ours that operate in the energy and infrastructure sectors, including through disruptive attacks, such as those involving ransomware. We cannot guarantee the security or protection of our IT Systems, information or projects and we have little or no control over the IT Systems and facilities of third parties on which our projects rely. Additionally, energy-related facilities, such as substations and related infrastructure, are protected by limited security measures, in most cases only perimeter fencing and security cameras and are therefore potentially vulnerable to physical intrusion. Threat actors (such as ransomware groups) are becoming increasingly sophisticated and using tools and techniques – including artificial intelligence – that are designed to circumvent security controls, to evade detection and to remove or obfuscate forensic evidence. Our defensive measures, including back-up systems and those of critical third parties may fail to timely or effectively anticipate, detect, prevent or allow us to investigate, remediate or recover from cyber-attacks. As a result of Israel’s war with Hamas, we also face increased cybersecurity risks associated with the ongoing conflict and the fact that our headquarters are located in Israel. Our costs to adequately counter the risk of cyber-attacks and to comply with contractual and/or regulatory compliance requirements may increase significantly in the future.

If our security measures or those of critical third parties are disrupted or fail, valuable Confidential Information may be lost; our development, construction, O&M and other operations may be disrupted; we may be unable to fulfill our customer obligations; and our reputation may suffer. These risks may subject us to litigation, regulatory action and fines, remedial expenses, loss of current or future customers or project opportunities and financial losses beyond the scope or limits of our insurance coverage which could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot guarantee that applicable insurance will be available to us in the future on economically reasonable terms or at all. In addition, the White House, the SEC and other regulators, including in European countries in which we operate, have increased their focus on cybersecurity vulnerabilities and risk management, which have resulted in new rules, regulations or standards, and may continue to do so in the future, that could increase our costs of compliance, decrease total revenues and income and have other adverse effects on our results. For example, in September 2023, one of our renewable energy projects was asked to demonstrate its compliance with applicable cybersecurity requirements. In addition, the Cyber Incident Reporting for Critical Infrastructure Act (CIRCIA) was signed into law on March 15, 2022. CIRCIA mandates that all owners and operators of critical infrastructure and other covered entities to report covered cyber incidents to the U.S. Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency (CISA) within 72 hours after the covered entity reasonably believes that the covered cyber incident has occurred and ransomware payments within 24 hours after the ransomware payment was made.

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

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

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

We increasingly operate our business globally, with customers and suppliers located in a variety of countries. As we continue to grow our business and expand our operations globally, we expect to enter new jurisdictions in which we have limited or no experience. Our global operation exposes us to a number of risks, including:

•	limited relationships with international customers;

•	difficulty in managing multinational operations;

•	competitors in overseas markets who have stronger ties with local customers and greater resources;

•	fluctuations in currency exchange rates;

•	challenges in providing appropriate products and services and support in these markets;

•	challenges in managing our overseas sales strategies effectively;

•	unexpected transportation delays or interruptions or increases in international transportation costs;

•	difficulties in operating products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions;

•	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

•	changes in a specific country or region’s political or economic conditions or policies; and

•	governmental policies favouring domestic companies in certain foreign markets or imposing trade barriers including tariffs, taxes and other restrictions and charges.

If we are unable to effectively manage these risks, our ability to operate and expand our business will be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Our recent entry into new lines of business may not perform to expectations.

Starting in January 2024, the Israeli electricity market shifted to a fully deregulated market. In February 2024, we announced the acquisition of Aria Energy Ltd., which develops, constructs, owns and operates small PV and storage systems primarily for municipal rooftop customers and agri-solar in Israel. In addition, in March 2024 we announced that we entered into definitive agreements to form a joint venture with Electra Power, which formally launched in July 2024 and focuses on marketing and supplying renewable electricity to households and small businesses. The joint venture is subject to the approval of the Israeli Competition Authority. We have also established a dedicated business unit, Enlight Enterprise, to act as an electricity supplier and expand activity in the deregulated sector, and we were the first company in Israel to complete direct-to-user sales of electricity under the new regulatory framework. These represent our first entry into the non-utility segments of renewable energy, and we hope to grow our activity in this segment gradually over time. For a variety of reasons, we may not prove successful in these new ventures, including lack of management expertise and adequate knowledge of the municipal market for PV systems and of direct marketing and supplying of electricity to consumers. In addition, management could be distracted from our core focus on utility scale renewable energy, and opportunities for us to expand in the future into additional non-utility spaces may not materialize.

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

For example, for certain size of projects in Israel (above 16 MW), we are required to obtain certain licenses to produce and sell electricity in Israel. Although the Israeli licensing regime has been reformed in recent years to significantly reduce the regulatory burden, we may need additional licenses in the future to pursue our activities. In certain regulations, the EA determines the tariff we will receive for the electricity we generate on the date of tariff approval (as well as fees we are required to pay to the Israel Electric Corporation (the “IEC”), for system operation services provided to us), requiring that we sign a purchase agreement with the IEC to purchase the electricity we produce as a condition for our receipt of a license. In order to enjoy this benefit, we are required to operate exclusively in accordance with the license terms, and are not entitled to withdraw from the PPAs, or to cancel the licenses, without the EA’s approval. Any change in license terms requires the approval of the EA or other regulators. In the event of breach of the terms of our license agreements, we could be subject to a variety of sanctions, including revocation or suspension of the license or loss of the guarantee provided by the license. Since 2023 a new market has emerged allowing electricity plants and Battery Energy Storage Systems, or BESS’s, of less than 16MW (unlicensed producers) to sell energy directly to sellers holding a proper license, and allowing existing plants registered in specific regulations to migrate to this market.

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

A failure by us, our subsidiaries or projects to comply with applicable energy laws, regulations and rules could have a material adverse effect on our business, including any existing or future financing arrangements. In addition, changes in law, policy, regulation or rule could adversely affect the rates, terms and conditions of services from our projects and, therefore, our total revenues and income.

Government interventions in response to current high energy prices may negatively impact total revenues and income or increase our tax burden.

At both the European Union and member country levels, European countries have responded to the increased energy prices experienced in the last year by proposing a number of measures including the imposition of caps on energy prices, changes to price formulations and the proposal of windfall taxes on energy companies, including companies that generate renewable energy. These measures are aimed at protecting customers from increased prices and, with relevance to our business, by reducing and/or taxing revenue from energy generation. The scope of these measures is currently evolving and likelihood of their being enacted into law is uncertain; however, of the measures already announced, we anticipate that revenues from the sale of electricity at our Operational Projects in Spain and Sweden would be negatively affected by enactment of the European Union’s proposed electricity price cap. In February 2025, the Hungarian government decided that electricity prices under certain subsidy schemes will not be indexed to inflation from 2025 to 2029, unless inflation exceeds 6% in a given year during that period, in which event the PPA will benefit from indexation solely for that year. Three of our five sites in Hungary are expected to be adversely affected by this decision. These measures and others that may be taken by other countries in which we operate may intensify in the future such that they materially affect our performance and financial results.

Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.

Our strategy to grow our business partly depends on current government policies in the United States, Europe and globally that promote and support renewable energy and enhance the economic viability of developing, investing in, constructing, owning and operating renewable energy projects. In the United States, renewable energy projects currently benefit from various federal, state and local governmental incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and Renewable Portfolio Standards (“RPS”) programs, accelerated tax depreciation, and other incentives provided for under applicable laws including the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”). In the European Union, the Renewable Energy Directive provides an economy-wide target for renewable energy use that is sought to be achieved, with individual member states of the European Union (“Member States”) introducing domestic legislation including incentives to encourage higher uptake. Other jurisdictions may also implement policies to incentivize renewable energy projects.

Governmental incentives and regulations that promote the development of renewable energy projects could change at any time, and any loss or reduction in any or all of these renewable energy incentives and subsidies may reduce our willingness to pursue or develop certain renewable energy projects due to higher development costs or less attractive financing opportunities. In the United States, these incentives may be at risk of amendment or repeal following the inauguration of President Donald Trump in January 2025. While no changes have been made to the Inflation Reduction Act as of this Annual Report, the new presidential administration issued multiple executive orders in early 2025 addressing the energy industry, which may signal a departure from the U.S. government’s previous approach to industry regulation and tax incentives. The new administration may also be susceptible to the influence of private parties who have an interest in limiting the growth of the renewable energy sector. This may result in policies that are detrimental to projects in our development pipeline. Additionally, increased ambiguity around the regulatory landscape limits our ability to effectively plan development strategies, to access project finance in terms of both the size and pricing of new loans, and to accurately forecast earnings. In the European Union, considerable amendments to the European Union’s Renewable Energy Directive entered into force in November 2023, which increased the targets for renewable energy use in the European Union. Member States are required to transpose the majority of the revised directive’s provisions by May 21, 2025, which include an overall renewable energy target of at least 42.5% across the European Union by 2030, with an ambition of 45%. In addition, electricity is a sector included in the European Union’s carbon border adjustment mechanism, which will begin requiring financial adjustments to be made on the import of certain products into the EU from 2026. This is a regulatory area that continues to evolve, and the specific nature of any new targets and/or proposal adopted in relation to renewable energy may have a material impact on the economic attractiveness of our projects to investors. In addition, a high level of governmental involvement in this sector, including with respect to promoting domestic renewable energy production, can mean that this sector is the subject of trade disputes and resulting import/export restrictions, including tariffs.

Additionally, some jurisdictions in the United States with RPS targets and a number of European Union Member States with national targets for renewable energy use pursuant to the Renewable Energy Directive, have met, or in the near future will meet, their renewable energy targets. If these jurisdictions do not increase their targets in the near future (noting that, in the case of European Union Member States, these targets are likely to increase as part of the transposition of the amendments to the Renewable Energy Directive), demand for additional renewable energy could decrease. To the extent other jurisdictions do not adopt or decide to scale back or abandon renewable energy targets (including RPS targets), programs, or goals, demand for renewable energy could decrease in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to grow our business.

The new administration and Congress may seek to repeal or curtail the tax credits under the Inflation Reduction Act, as well as its other tax provisions intended to incentivize renewable energy technologies. Changes in laws related to the tax credits under the Inflation Reduction Act, or changes in interpretations of such laws, communications with regulatory agencies, transactions or agreements with third parties, and/or evolving interpretations of the regulations under the Inflation Reduction Act may result in a material change in our estimate of tax credits to which we may be entitled, which could materially affect our business and results of operations.

We may be negatively affected by changes in the global trade relations including the imposition of tariffs, which could adversely affect our financial performance.

We may be negatively affected by tariffs or adverse developments in trade relations among the United States, China, the European Union, Israel and other countries, including any actions that may be taken by other countries in retaliation. Tariffs, the adoption and expansion of trade restrictions, the occurrence or exacerbation of a trade war, or other governmental action related to tariffs, trade agreements or related policies could adversely affect our supply chain, access to equipment, costs and ability to economically serve certain markets. Safeguard quotas and tariffs imposed by the United States in January 2018 under Section 201 of the U.S. Trade Act of 1974 included certain solar cells and modules imported into the U.S. In February 2022, the Section 201 tariffs were extended for an additional four years and, in May 2024, the Section 201 exemption for bifacial solar panels was eliminated. The removal of this exemption resulted in a minor increase to supply costs for a number of our projects currently under construction. Additional Section 201 quotas and other import restraints could introduce further supply and cost challenges.

In addition, the United States currently imposes antidumping and countervailing duties (“AD/CVD”) on certain imported crystalline silicon photovoltaic (“PV”) cells and modules from China and Taiwan. Such AD/CVD can change over time pursuant to administrative reviews conducted by the U.S. Department of Commerce, and an increase in duty rates could have an adverse impact on our operating results. In February 2022, Auxin Solar Inc. (“Auxin”), a U.S. producer of crystalline silicon PV products, petitioned the U.S. Department of Commerce (“USDOC”) to investigate alleged circumvention of AD/CVD with respect to imports of crystalline silicon PV cells and modules assembled and completed in Cambodia, Malaysia, Thailand and Vietnam. On March 28, 2022, the USDOC announced that it would investigate the circumvention alleged in the petition. On June 6, 2022, an Executive Order on clean energy reiterated the independence and integrity of these ongoing investigations while suspending the collection of AD/CVD for a period of two years.

In its preliminary ruling, the USDOC made a negative circumvention determination as to certain companies but an affirmative circumvention determination as to all four countries. The USDOC announced final determinations several months later which were largely aligned with the preliminary determinations, but with some changes as to the specific company determinations. Auxin and Concept Clean Energy, a U.S. semiconductor manufacturer, filed a lawsuit in the U.S. Court of International Trade on December 29, 2023, challenging the June 2023 Executive Order’s suspension of AD/CVD collections. On April 24, 2024, the American Alliance for Solar Manufacturing Trade Committee, an ad hoc coalition of domestic producers of CSPV cells and modules, filed a petition with the USDOC and the U.S. International Trade Commission (“USITC”) seeking the imposition of AD/CVD tariffs on imports of CSPV cells and modules from Cambodia, Malaysia, Thailand and Vietnam. The USITC made a preliminary affirmative determination on June 7, 2024, and the USDOC made its preliminary affirmative determination on October 1, 2024. The preliminary tariff rates vary from below 1% to almost 300%, depending on the relevant company. As the timing and progress of many of our projects depend upon the supply of PV cells and modules, the extent to which our operating results could be adversely impacted by these proceedings depends on (among other things) the type of materials, rates imposed and timing of the tariffs, and availability of alternative material sources and manufacturing locations. Further, pursuant to the America First Trade Policy and Reciprocal Trade and Tariffs memoranda under President Trump, the USDOC, USTR, and other agencies, have been directed to review and identify unfair trade practices by other countries and recommend appropriate actions, as well as recommend modifications of AD/CVD laws to further induce compliance by foreign respondents and governments involved in AD/CVD proceedings. The effects on the global trading system could be far-reaching.

In addition, any changes in government policy could result in a more aggressive posture towards international trade. Certain policies and statements of the prior and current U.S. presidential administrations have given rise to uncertainty regarding the future of international trade agreements and the United States’ position on international trade. For example, On February 1, 2025, three executive orders were issued directing the U.S. to impose new tariffs on imports from Canada, Mexico, and China, to take effect on February 4, 2025. On February 3, 2025, tariffs on Canada and Mexico were delayed for one month. The tariffs impose an additional 25% ad valorem rate of duty on all imports from Canada and Mexico (other than imports of Canadian energy resources exports, which are subject to a 10% ad valorem rate of duty) and an additional 10% ad valorem rate of duty on all imports from China. As of March 4, 2025, certain of these new tariffs went into effect and others were announced since then.

We are currently evaluating the potential impact of the imposition of the announced tariffs to our business and financial condition. While we do not believe that the tariffs will have a material adverse effect upon our results of operations, financial condition, or liquidity, the actual impact of the new tariffs is subject to a number of factors including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the target countries may take and any mitigating actions that may become available.

Tariffs and the possibility of additional tariffs in the future like those described above have created uncertainty in the industry. If the price of solar systems in the U.S. increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand of solar systems manufactured and sold, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key customers, suppliers, and manufacturing partners causing significant price increases for raw materials which could reduce the profitability of our projects. Such outcomes could adversely affect the amount or timing of our total revenues and income, business, results of operations and cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions. This includes tariff risks associated with AD/CVD, circumvention inquiries and safeguard quotas and tariffs.

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

•
land use, zoning, building, and transportation laws and requirements, which may mandate conformance with sound levels, radar and communications interference, hazards to aviation or navigation, or other potential nuisances such as the flickering effect, known as shadow flicker, caused when rotating wind turbine blades periodically cast shadows through openings such as the windows of neighbouring properties;

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

Additionally, we may be held liable for related investigatory and clean-up costs for any property where there has been a release or potential release of a hazardous substance, regardless of whether we knew of or caused the release or potential release, even in the absence of negligence. We could also be liable for other costs, including fines, personal injury, property damage or damage to natural resources. In addition, some environmental laws place a lien on a contaminated site in favour of the government as security for damages and costs it may incur relating to contamination and clean-up. Contained or uncontained hazardous substances on, under, or near our projects, regardless of whether we own or lease the property, or the inability to remove or otherwise remediate such substances may restrict or eliminate our ability to operate our projects.

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

Violations of environmental and other laws, regulations and permit requirements, the discovery of archaeological, historical or cultural artifacts, threatened or endangered species or their habitat, or hazardous materials at our project sites, or adverse effects on public or private lands could also result in negative publicity for us, which could, in turn, limit our ability to develop our solar energy and wind energy projects and acquire interests in additional renewable energy projects on favourable terms or at all.

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

Various regulatory authorities have imposed, and may continue to impose, mandatory substantive and/or disclosure requirements with respect to ESG matters. For example, we may be subject to, or indirectly impacted by, the requirements of the European Union Corporate Sustainability Reporting Directive and/or other European Union and national regulatory frameworks, disclosure requirements (such as information on greenhouse gas emissions, climate risks, use of offsets, and emissions reduction claims) from the State of California, among other regulations or requirements. Any of the foregoing may require us to make additional investments in facilities and equipment, require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls, may impact the availability and cost of key raw materials used in the production of our products, and, in turn, may adversely impact our business, operating results, and financial condition. Additionally, many of our suppliers, customers and business partners may be subject to similar requirements, which may augment or create additional risks, including risks that may not be known to us. Moreover, these requirements may not always be uniform across jurisdictions, which may result in increased complexity, and cost, for compliance. In particular, in the U.S., certain states have adopted laws aimed at discouraging or penalizing the adoption of ESG or sustainability policies and the potential exists for similar initiatives at the federal level, which may conflict with other regulatory requirements or our various stakeholders’ expectations.

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

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavourable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital.

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

Moreover, as a result of widespread inflation in the global economy, certain governmental authorities responsible for administering monetary policy have increased, and may continue to increase, applicable central bank interest rates, which could increase the costs required to obtain debt financing in the future or refinance current indebtedness. We manage our interest rate exposure by monitoring current interest rates, entering into interest rate swap contracts and continuing to use a combination of fixed-rate and variable-rate debt. Interest rate swaps are used to mitigate or adjust interest rate exposure when appropriate based upon market conditions or when required by financing agreements. As of December 31, 2024, we had approximately $349 million of consolidated variable-rate debt outstanding net of deferred financing costs and $2.5 billion of fixed-rate debt outstanding. Variable rate debt largely consisted of 20% from the senior debt of our Björnberget project and draws on our credit facility with Bank Leumi Le-Israel Ltd and Bank Hapoalim Ltd., as discussed elsewhere in this Annual Report. Assuming no change in the variable-rate debt amount outstanding, the impact on interest expense of a 2% increase or decrease in the average interest rate would be approximately $1.9 million per year

In February 2024, Moody’s downgraded Israel’s credit rating from A1 to A2, due in part to the effects of its ongoing war with Hamas, and lowered Israel’s credit outlook from stable to negative, signaling the possibility of further downgrades in the future. On August 12, 2024, FitchRatings downgraded Israel’s credit ratings from ‘A+’ to ‘A,’ with a negative outlook. On September 27, 2024, Moody’s downgraded Israel’s credit ratings for the second time in 2024, from ‘A2’ to ‘Baa1.’ On October 1, 2024, S&P Global Ratings lowered Israel’s credit ratings from ‘A+’ to ‘A,’ with a negative outlook. We rely on access to the Israeli financial markets to source a wide range of corporate finance, including corporate bonds, convertible bonds, corporate credit facilities, letters of credit facilities and equity capital. As of December 31, 2024, we have $612 million in issued debt in the form of bonds, and in February 2025 we issued approximately $245 million in additional bonds. The downgrading of Israel’s credit ratings by Moody’s and other credit rating agencies may raise our borrowing costs by increasing the interest we will need to pay to our lenders and bond purchasers. If credit rating agencies continue to downgrade Israel’s credit rating, our access to Israeli financial markets and ability to finance future projects could be materially adversely impacted.

Our subsidiaries’ substantial amount of indebtedness may adversely affect our ability to operate our business, and our failure to comply with the terms of our indebtedness could have a material adverse effect on our financial condition.

As of December 31, 2024, our consolidated indebtedness, net of deferred financing costs, was approximately $2.8 billion. For more information, see Item 5. “Operating and Financial Review and Prospects.” Our subsidiaries’ substantial indebtedness could have consequences on our business operations. For example,

•
if our subsidiaries are unable to fulfill payment or other obligations or comply with their covenants under the agreements governing our indebtedness, such subsidiaries could default under such agreements or be rendered insolvent, or lenders may exercise rights and remedies under the terms of such agreements, such as foreclosure on us, our subsidiaries, or our and their projects or other assets, which could materially adversely affect our business, financial condition and results of operations;

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

If our subsidiaries do not comply with their obligations under their debt instruments, they may be subject to acceleration of the obligations thereunder, requiring them to refinance all or a part of the indebtedness under such instruments, which may force us to accept then-prevailing market terms that may be less favourable and could reduce our cash flow. If, for any reason, our subsidiaries are unable to refinance such indebtedness of our projects, those projects may be in default of their existing obligations, which may result in a foreclosure on the collateral and loss of the applicable projects. In addition, if for any reason our subsidiaries are unable to refinance the existing indebtedness of our projects with new debt, we may issue additional ordinary shares or other equity interests in us or any of our subsidiaries, which may dilute the then-existing holders of ordinary shares in our net assets, or we may be required to guarantee the obligations of our subsidiaries, which could subject us to increased credit risk. Any such events could have a material adverse effect on our business, financial condition and results of operations.

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

We may be unable to secure refinancing of indebtedness on favourable terms or at all upon the maturity thereof and may be required to incur significant costs to novate existing swap arrangements in connection with a refinancing.

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

Our subsidiaries incur various types of debt and other obligations. Project non-recourse debt or obligations are repayable solely from the applicable project’s or entity’s future total revenues and income and, in some cases, are secured by the project’s or entity’s physical assets, major contracts, cash accounts and our ownership interests in other entities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so or unable to do so on favourable terms, and thus may be liable for some or all of our subsidiaries’ obligations on a recourse basis. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries, as well as other sources of available cash, reducing the cash available to execute our business plan. For example, in 2023 we invested $304 million of equity in the Atrisco Solar project, $204 million above what was originally planned, driven by delays in securing non-recourse construction finance. These funds were subsequently recycled back to our balance sheet following the financial close of the project in December 2023. In addition, if our subsidiaries default on their obligations under non-recourse financing or other agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral (which foreclosure would result in a loss of our ownership interest in the subsidiary or in some or all of its assets). Such payments or losses could have a material adverse effect on our business, financial condition and results of operations.

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

Many projects in our portfolio are owned through certain joint ventures or with other partners. In particular, we have sold minority interests in several of our projects to major Israeli institutional bodies. Our strategy going forward is to occasionally sell minority interests targeting 30% in our projects near the completion of construction. In some cases, all or a portion of our projects are owned by an investment fund we manage, and in some cases our management decisions are subject to investor consent rights. Our co-owners and fund investors may have interests that are different from ours which may result in conflicting views as to the conduct and management of the projects. Although we currently control these and expect to control future projects, we may not be able to favourably resolve disagreements with our partners or investors arising from a particular issue to come before the project, or as to the operation or management of the project, and such disagreements could hinder the operations of such project, or require additional management resources and attention. Any disagreements with our partners or investors could adversely affect our business plans, including our ability to recycle capital in our business, and results of operations.

We may not be able to fund our business through sales of existing assets or equity in our existing projects, which could adversely affect our liquidity to fund future growth.

We may seek to fund future acquisitions and the development and construction of new projects by selling assets or equity interests in our projects. Our ability to sell such assets or interests, and the prices we receive upon a sale, may be affected by many factors, and we may be unable to execute our strategy. In particular, these factors could arise from weakness in or the lack of demand, changes in the financial condition or prospects of prospective purchasers and the availability of financing to potential purchasers on reasonable terms, the number of prospective purchasers, the number of competing properties on the market, unfavourable local, national or international economic conditions, industry trends, and changes in laws, regulations or fiscal policies of jurisdictions in which the asset is located. We may not be able to sell such assets or interests, the terms of any such sales may not meet our expectations, and we may incur losses in connection with those sales, which could result in less liquidity to fund future growth. Failure to complete such sales may cause us to seek liquidity from alternative sources, such as raising additional debt or equity and diluting existing shareholders, which may be less favourable to our shareholders and could have a material adverse impact on our business, financial condition and results of operations.

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

Tax laws in Israel and these other jurisdictions have grown increasingly complex, and the application thereof can be uncertain. In addition, we are subject to a variety of bilateral and multilateral tax treaties, which can change at any time and impose on us less favourable tax treatment than we currently enjoy. We utilize a variety of tax planning services to address this complexity, but there can be no assurance that we will remain in compliance in the jurisdictions in which we operate, which could subject us to the risk of tax enforcement actions.

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

As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favourable, our tax obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities.

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

Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Israel Tax Authority (the “ITA”) and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

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

We require cash to serve our long-term debt and for our ongoing operations, and the ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness.

The agreements governing our subsidiaries’ project-level debt contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions and restrict our subsidiaries from making more than one distribution per quarter or per six-month period. If any of our subsidiaries is unable to satisfy any of these tests or covenants or is otherwise in default under such agreements, it would be prohibited from making distributions that could, in turn, limit our available cash. Also, upon the occurrence of certain events, including our subsidiaries’ inability to satisfy distribution conditions for an extended period of time, our subsidiaries’ total revenues and income may be swept into one or more accounts for the benefit of the lenders under the subsidiaries’ debt agreements and the subsidiaries may be required to prepay indebtedness. Restrictions preventing our subsidiaries’ cash distributions could have a material adverse effect on our business, financial condition and results of operations.

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

Currency exchange rate fluctuations may affect our operations

We are exposed to currency exchange rate fluctuations. For example, 47% of our total revenues and income for the year ended December 31, 2024 was denominated in EUR, approximately 40% was denominated in NIS and approximately 10% was denominated in USD. Moreover, the cash on our balance sheet as of December 31, 2024 is largely held in USD, while our future investments in projects will largely be denominated in both USD and EUR. We expect total revenues and income from the European and Israeli markets to continue to represent a meaningful portion of our total revenues and income, though we also expect total revenues and income denominated in USD from projects located in the United States to increase in the coming years. Given that a significant portion of our headquarter expenses are denominated in NIS and USD while our total revenues and income is denominated in multiple currencies, we are exposed to the risks inherent in currency exchange rate fluctuations.

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

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. The stock prices of many energy-related companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our ordinary shares to decline.

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

The price of our ordinary shares could decline if securities analysts do not publish research or if securities analysts or other third parties publish unfavourable research about us.

The trading of our ordinary shares is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. If one or more analysts downgrade our ordinary shares or publish unfavourable research about our business, our share price would likely decline. If one or more securities or industry analysts ceases to cover us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

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

As a U.S. public company, and particularly since we are no longer an emerging growth company as of January 1, 2025, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering in the United States, which we completed on February 13, 2023 (the “U.S. IPO”). The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and internal controls and corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will continue to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and make it more difficult for us to attract and retain qualified members of our board of directors.

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

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act that we are required to include in our annual reports that we file with the SEC. The report by management needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market.

Additionally, we are no longer considered an “emerging growth company” as of January 1, 2025 and our independent registered public accounting firm is now required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We are required to include in our annual reports such attestation of our independent registered public accounting firm, which may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we no longer qualify as a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Prior authorization from FERC may be required for the direct or indirect transfer, sale, acquisition or other disposition of 10% or greater of our securities.

Some of our U.S. operating subsidiaries are “public utilities” (as defined in the Federal Power Act (“FPA”) and, thus, subject to FERC’s jurisdiction under the FPA. U.S. federal law requires our subsidiaries that subject to such FERC jurisdiction either to (1) obtain prior authorization from FERC to transfer an amount of issued and outstanding voting securities sufficient to convey direct or indirect control over any of our public utility subsidiaries or (2) qualify for a blanket authorization granted by FERC order or available under FERC’s regulations, in each case for the direct or indirect transfer, sale or other disposition of 10% or greater of our voting securities or the voting securities in any of our public utility subsidiaries. Similar restrictions imposed by U.S. federal law apply to a purchaser of our securities who is a holding company under the Public Utility Holding Company Act of 1935 in a holding company system that includes a transmitting utility or an electric utility, or an “electric holding company” regardless of whether the securities are received pursuant to an offering, in open market transactions or otherwise. Accordingly, as a general matter, absent prior authorization by FERC or qualification for such blanket authorization granted by FERC, no purchaser, together with its affiliates, may legally acquire, directly or indirectly, 10% or more of us and our public utility subsidiaries or otherwise acquire control over us and any of our public utility subsidiaries. A violation of these requirements by the Company, as seller, or an investor as a purchaser of our securities, could subject the party in violation to substantial civil or criminal penalties under U.S. federal law, including possible sanctions imposed by FERC under the FPA and FERC rendering the transaction void. As a result of the FPA and FERC’s regulations in respect of transfers of control, and consistent with the requirements for blanket authorizations granted thereunder or exemptions therefrom, absent prior authorization by FERC, no investor will be permitted to receive or purchase such number of our securities that would cause such investor and its affiliate and associate companies to collectively hold a 10% or more voting interest in the Company. In addition, the U.S. Congress periodically considers enacting energy legislation that could assign new responsibilities to FERC, modify provisions of the FPA or provide FERC or another entity with increased authority to regulate transmission matters. Our public utility subsidiaries may be affected by any such changes in federal energy laws, regulations or policies in the future.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our market capitalization and the current and anticipated composition of our income, assets, and operations, we believe that we were not a PFIC for the year ended December 31, 2024 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the year ended December 31, 2024 or the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be non-passive income under the Code. Based on the manner in which we operated in the year ended December 31, 2024, currently operate and intend to operate, we believe it reasonable for United States Holders (as defined in Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations for United States Holders”) to take the position that our gross income from energy sales is non-passive income. However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the United States Internal Revenue Service (“IRS”) or a court will agree with this position. If our income from sales of energy is not treated as derived from an active business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear, and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2024 or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see Item 10.E “Taxation—Material U.S. Federal Income Tax Considerations for United States Holders—Passive Foreign Investment Company Considerations.”

If a United States person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

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

Our Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act (the “Federal Forum Provision”). Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Alternatively, if a court were to find the Federal Forum Provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. The Federal Forum Provision will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders ability to bring a claim in the judicial forum that they find favourable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against the us, our directors and officers.

Risks related to our incorporation and location in Israel

Israel is currently at war, and the duration, scope and effects of the war are unknown.

We are incorporated under Israeli law, and our principal offices and a certain portion of our manufacturing facilities are located in Israel. In addition, many of our employees, including our management team, are Israeli residents and certain of our projects from which we derive total revenues and income are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, following which, Israel’s government declared war against Hamas. Other terrorist groups such as the Hezbollah from Lebanon, and the Houthis from Yemen have launched attacks on Israel in support of Hamas. Temporary cease fire agreements were reached with Lebanon in November 2024 and with Hamas in January 2025; however, the ceasefire with Hamas effectively ended in March 2025 with renewed fighting, and it is uncertain whether the ceasefire in Lebanon will hold or for how long, and whether or when hostilities will re-commence. It is possible that the military campaign against Hamas and other terrorist organizations will escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on our company.

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

•
Shipping costs: the global shipping industry is experiencing disruptions due to various factors, including the rerouting of shipping from Asia to Europe and the Middle East away from the Suez Canal due to attacks by Houthis on commercial shipping vessels in the Gulf of Aden and the Red Sea, which has caused a substantial increase in rates for some shipping routes. This and other factors have caused a worldwide increase in shipping rates, which has impacted the Company.

•
Damage to infrastructure: terror and missile attacks may lead to infrastructure damage, such as to various of our facilities and projects located in Israel, including communications networks, computer infrastructure and other cyber assets, which may lead to interruptions in our operations. For example, in June 2023, we commissioned the first wind turbine at Genesis Wind, which, when complete, will be the largest renewable energy project in Israel. Genesis Wind is located in the Golan Heights, an area under frequent rocket attacks from Hezbollah before the ceasefire in Lebanon. If the terms of the ceasefire are violated or if the ceasefire ends for any reason, rocket attacks into Israel could resume. Were Genesis Wind to be damaged by rocket attacks or collateral damage, it may be difficult or impossible to access for maintenance and repairs. Although the Israeli government may cover the reinstatement value of certain damages that are caused by terrorist attacks or acts of war, we cannot be certain that such government coverage will be available to us or maintained or that, if available, will cover all of our damages.

•
Reputation and international relations: as a result of the war, public opinion in the international community towards Israel, Israeli companies and Israeli industries may be negatively affected. Prior to the recent war, several countries restricted doing business with Israel, and the State of Israel and Israeli companies were subjected to certain economic boycotts. It is difficult to anticipate if and how such sentiments and other political developments will impact our clients, backlog of orders or financial results; however, it is possible that a limited number of customers will hold, delay or cancel existing or future orders as a result of the war and the shift in international relations and politics. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

The ongoing war is rapidly evolving and could disrupt our business and operations, affecting our financial results in material ways not discussed above, or to a degree that is not currently anticipated by us.

As some of our wind energy and solar energy projects are located in the Golan Heights, including Genesis Wind which reached COD in October 2023, rising political tensions and negative publicity may negatively impact our business.

Some of our wind energy and solar energy projects are located in the Golan Heights, including the Genesis Wind project, which was fully commissioned in October 2023 and is the largest renewable energy project in Israel. The Golan Heights are currently under Israeli jurisdiction and authority. While the United States recognizes Israeli sovereignty over the Golan Heights, the European Union does not. There has been negative publicity, primarily in Western Europe, against companies operating in the Golan Heights.

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

Our Articles of Association provide that, unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favourable judicial forum for disputes with, us and our directors, officers and other employees.

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

For a description of our principal capital expenditures and divestitures as well as other important events in the development of our business, see Item 5.B. “Liquidity and Capital Resources” and Note 28B(3) to our consolidated financial statements included elsewhere in this Annual Report.

Selected Recent Developments

•
On January 28, 2025, we announced the signing of an agreement to sell 44% of a partnership which holds the Israeli renewable energy projects Sunlight 1 and 2 (the “Sunlight Cluster”) to Harel Insurance Investments & Financial Services Ltd. (“Harel”) and Amitim Senior Pension Funds (“Amitim”), which will acquire a 25% and 19% stake, respectively.

Under the agreement, Harel and Amitim will purchase 44% of the partnership for a total investment of $50 million in cash, of which $45 million will be paid upfront, and $5 million will be deferred consideration to be paid by Harel and Amitim upon fulfillment of certain conditions. The Sunlight Cluster consists of operational and pre-construction projects totaling 69 MW of solar generation and 448 MWh of energy storage capacity, and accounts for 5% of the capacity of our total portfolio in Israel and 1% of the capacity of our total global portfolio. Harel and Amitim will acquire 44% of the limited partner rights in the partnership and will assume a proportionate amount of related shareholder loans. A wholly-owned subsidiary of the Company will act as the general partner in the partnership. On March 27, 2025, the agreement closed and various additional commercial agreements were signed.

•
On February 17, 2025, we announced that two of the Company’s energy storage facilities have won bids in the EA’s first availability tariff tender process. The two sites, Neot Smadar and Ohad, are located in the south of Israel and have a combined grid connection capacity of 300 MW AC. According to the tender’s terms, after supplying power at the availability tariff rate for five years, the Company may transition to selling electricity into the deregulated market as well as increase the facilities’ storage capacity. Securing a grid connection of 300 MW AC will allow us to build projects with a total storage capacity of 1,300 MWh, potentially increasing to 1,900 MWh following the transition to a deregulated market. According to the tender’s terms, the projects are expected to reach commercial operation by 2028.

•
On March 25, 2025, the Company won a land tender conducted by the Israeli Land Authority for the construction of a renewable energy complex, to be built on a 50 acre site facility in Ashalim in southern Israel, that in the future could also include a data center.

The new facility is planned to include systems for the production of approximately 20-25 MW of solar energy, approximately 60 MWh of energy storage facilities and in the future could also include a data center of approximately 100 MW AC hourly consumption capacity. It is expected that the solar generation and energy storage facility planned adjacent to the data center will help satisfy part of the data center’s electricity demand, and thus will reduce the projects’ operating costs.

Under the term of the tender, to realize the right to develop the project, the Company will be required to pay an amount of approximately $31.6 million, out of which 20% is due as a down payment and 80% is due once the construction plans for the project are approved. The Company’s initial estimates are that the construction costs of the integrated facility will be approximately $1.1 billion.

Enlight is actively exploring additional opportunities in the expanding market of combined renewable energy and data center facilities, both in Israel and Europe.

B.          Business Overview

Overview

We are a global renewable energy platform, founded in 2008 and publicly traded on the TASE since February 2010 and on Nasdaq since February 2023. We develop, finance, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to ownership and operations, enables us to deliver strong project returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi-technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies to deliver highly profitable projects at reduced risk. As of February 19, 2025, our global portfolio of utility-scale, renewable energy projects included approximately 20 GW of multi-technology generation capacity and approximately 35.8 GWh of energy storage capacity, of which approximately 6.1 GW and approximately 8.6 GWh, respectively, are from Mature Projects.

We act as both a project developer and a power producer, controlling the entire project life cycle through the value chain. Our successful track record and expertise in project development, having reached ready to build (“RTB”) status on projects with an aggregate capacity of 5.2 GW and 4.3 GWh globally (including projects developed by Clēnera prior to the Clēnera Acquisition) from our founding to February 19, 2025, enable us to identify and deliver highly profitable projects. Our in-house project development capability, which includes extensive greenfield development capabilities across our largest markets, gives us access to projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Our development arm also serves as our organic growth engine, providing us with significant levels of visibility into the future of our business through our large project pipeline. Moreover, as a power producer with approximately 2.5 GW of generation capacity and 1.9 GWh of storage capacity across our Operational Projects as of February 19, 2025, we benefit from steady long-term, contracted cash flow, which we believe will increase as our projects under construction and in pre-construction, including approximately 3.6 GW of generation capacity and approximately 6.7 GWh of energy storage capacity, reach commercial operation. These long-term cash flows facilitate the financing of our overall activity at a competitive cost of capital.

Since our founding in 2008, we have transformed into a global renewable energy platform, operating across 12 different countries on 3 (three) continents and across multiple technologies. From a technological perspective, we develop wind energy and solar energy projects, as well as energy storage projects, both collocated with solar energy projects and on a standalone basis. From a geographical perspective, we operate at scale in 10 different countries throughout Europe, in the U.S. and in Israel. Our global platform includes what we believe are some of the largest onshore wind and combined solar and storage projects across the United States, Western Europe and Israel, which are either operational, under construction or in pre-construction, highlighting our ability to identify and deliver projects of scale across our global platform. In August 2021, we established our operations in the United States through the acquisition of Clēnera, a U.S.-based greenfield developer of utility-scale solar energy and energy storage projects, with a focus on the Western United States. Of our 6.1 GW of Mature Projects, 3.8 GW was located in the United States as of February 19, 2025, highlighting the increasing proportion of the projects located in the United States in our overall activity. We believe that our unique breadth of market presence and multi-technology capabilities enable us to optimize our capital allocation, based on power market fundamentals, changing regulatory environments, supply chain access and other considerations, while also diversifying our portfolio of projects and limiting our exposure to individual market disruptions.

Our control over the entire project life cycle coupled with our strategic approach to market and technology selection has enabled us to both develop projects with differentiated returns on investment and deliver rapid growth.

Our history

Established in 2008, Enlight began as a company focused on developing small-scale greenfield solar energy projects in Israel. Over the past 17 years, we have transformed into a global renewables platform with, as of February 19, 2025, an approximate of 6.1 GW and 8.6 GWh Mature Project portfolio across 12 different countries and 360 employees, focused on delivering utility-scale renewable energy projects. Our transformation has been driven by a tailored strategy of gradual entry into new markets, coupled with a clear focus on execution. As a founder-led company with an owner’s mindset, we pride ourselves on our proven track record of success in scaling our business.

In August 2021, we established our operations in the United States through the acquisition of a 90.1% equity interest in Clēnera, a major U.S.-based developer of utility-scale solar energy and energy storage projects.

With its headquarters based in Boise, Idaho, Clēnera is, to our knowledge, a market leader in the Western United States, pioneering what we believe are the largest renewable energy projects in the region. The Clēnera Acquisition entailed an upfront payment of $158 million with an additional consideration of up to $232 million depending on the achievement of performance-based milestones (the “Earn-Out”), which include the realization of Development Projects and the retention of Clēnera’s two co-founders as employees. During the year ended December 31,2024, we paid Earn-Out consideration in the amount of $23 million, and have paid aggregate Earn-Out consideration of $31 million since the completion of the Clēnera Acquisition. As the remaining performance-based milestones have not been achieved, the Company expects to make no further Earn-Out payments, and considers this liability to no longer be effective. The co-founders retain a 9.9% equity stake in Clēnera, and have the option to sell this stake to the Company in 2026-2028, subject to calculation of the final acquisition price.

Our business model: control over the entire project life cycle

We believe we are uniquely positioned as a global renewable energy platform with end-to-end control over the project life cycle from development to ownership and operations. Our integrated capabilities across project sourcing, engineering, design, procurement, construction, asset management, and finance enable us to achieve strong project returns and source and develop new projects to support robust long-term growth, as follows:

•
Project and business development: We maintain a high-caliber project and business development team of 360 employees across the United States, Europe and Israel. Our in-house greenfield project development team provides us with the expertise to source greenfield projects in our largest individual markets: the United States, Southern Europe and Israel. Our greenfield development team specializes in identifying locations where there is available interconnection capacity, which is one of the main development obstacles for utility-scale renewables. In markets where we have strategically elected not to develop in-house greenfield development teams largely due to their smaller size, we have established and cultivated co-development partnerships with leading local developers. This gives us access to projects which we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. In addition, our business development team sources project acquisition opportunities across various stages of development. In collaboration with our project development team, we can then create value through project optimization and the completion of the development.

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

•
Procurement: Our global operations have required us to establish, maintain and continuously grow our supply chain as we have expanded our geographic footprint across three continents and 12 different countries. Today, our supply chain function is overseen by a global team that works seamlessly to align project needs across geographies with the available supply of inverters, solar panels, wind turbines and energy storage systems among other components. Our global approach to procurement allows us to approach suppliers with significant scale and negotiate attractive pricing. Moreover, our global presence gives us the flexibility to distribute and reallocate resources as needed between geographies.

•
Our largest suppliers to date in Europe and Israel for our wind energy projects included all of the major wind turbine manufacturers such as Nordex, Siemens Gamesa, Vestas and General Electric Vernova. Our largest suppliers of solar panels for our solar energy projects in Europe and Israel have included LONGi, Jinko and JA Solar. Our largest suppliers to date for our energy storage projects in Israel include CATL and Sungrow. In the United States, Clēnera has historically sourced solar panels from BYD, Hanwha, Canadian Solar, Risen and Trina Solar for the projects developed and sold prior to the Clēnera Acquisition. However, in response to AD/CVD and UFLPA, we have developed new supplier relationships to ensure a steady supply of components for our U.S.-based projects. For example, we have sourced solar panels for Apex Solar, our first project that we expect to become operational in the United States since the Clēnera Acquisition, from Waaree, an India-based supplier, which is outside the scope of the Department of Commerce Investigation. We have entered into an agreement with Waaree that provides us with an option to order up to 2 GW of additional solar panels for delivery until year-end 2025, giving us greater supply certainty regarding the PV modules required for our Mature Projects in the United States. The largest supplier to date for our U.S.-based energy storage projects is Tesla.

•
Construction: Our construction management team is crucial to supporting the quality of our projects, which reduces our O&M expenses once a project is operational and supports higher project uptimes. Our experienced construction managers closely monitor our EPC contractors’ progress, quality of work and performance testing before we release the final payment to the contractor.

•
Asset management: We possess a top rate asset management team that is strategically located across markets to efficiently provide ongoing asset monitoring and maintenance services. The team is comprised of experts in commercial and technical project management, electricity trading (for projects where we sell electricity under a Merchant Model) and environmental management. The scale of our asset management activity provides us with a steady feedback loop regarding what we believe to be optimal project design and components for future projects. In addition to our Operational Projects, in prior years we provided asset management services for 1.2 GW of projects developed by Clēnera and sold to third parties prior to the Clēnera Acquisition. During 2024, the Company ceased providing these services.

•
Finance: Our operational expertise is complemented by a finance function that is focused on maximizing project equity returns and is comprised of a team with decades of corporate and project finance experience in the renewables sector. We leverage our global footprint and scale to secure non-recourse project finance from local banking partners across our target markets. Our network enables us to source bespoke financing packages. In 2024 we secured $401 million of financing relating to Atrisco Energy Storage, arranged by a consortium of eight lenders led by HSBC Securities (USA) Inc., which converted into a $185 million term loan from the consortium, as well as tax equity of $222 million provided by U.S. Bancorp Impact Finance. We have also cultivated deep relationships with Israeli institutional investors, which have helped finance our growth to date by providing corporate equity, unsecured debt and project level equity at a competitive cost. In 2024 we raised from classified investors in Israel approximately $133 million through an issuance of unsecured, non-convertible Series D Debentures and approximately $47 million through a private placement of unsecured, non-convertible Series D Debentures.

Our portfolio

We classify our projects into three categories:

•	Development Projects, which includes projects in various stages of development that are not expected to commence construction within 24 months of February 19, 2025;

•	Advanced Development Projects, which includes projects that are expected to commence construction within 13 to 24 months of February 19, 2025; and

•
Mature Projects, which includes projects that are operational, under construction or in pre-construction (meaning, that such projects are expected to commence construction within 12 months of February 19, 2025).

These three categories are sequential and reflect the progression from being categorized first as a Development Project, then an Advanced Development Project and finally a Mature Project.

Overview of our consolidated portfolio of projects as of February 19, 2025

	Mature Projects	Advanced Development Projects	Development Projects	Total Portfolio

Generation capacity (GW)	6,107	3,306	10,597	20,010
Storage capacity (GWh)	8,558	12,972	14,227	35,757

Mature Projects

With a geographically and technologically diverse portfolio of Mature Projects, including 6.1 GW of generation capacity and 8.6 GWh of energy storage capacity as of February 19, 2025, we enjoy the benefits of steady cash flow from our Operational Projects and significant visibility into our growth from our Mature Projects under construction or in pre-construction.

As of February 19, 2025, approximately 85% of the capacity of our Mature Projects was contracted with an average remaining PPA term of 16 years. Furthermore, approximately 11% of the capacity of our Mature Projects was contracted under inflation-linked PPAs, which we believe could supply us with an additional source of total revenues and income growth based on the fact that current inflation levels are above targets set by central banks. In select markets we sell electricity under the Merchant Model, where we carefully and strategically take on exposure to Merchant Risk but enter into short-term hedging agreements to actively manage that exposure. As of February 19, 2025, approximately 10% of the capacity of our Mature Projects is exposed to Merchant Risk. We believe that these projects have the potential to generate profits on a per MW basis that are superior to the profits that could be achieved under a PPA in such markets.

Mature Project portfolio map

Operational Projects (including unconsolidated projects as at share) as of February 19, 2025(1)

Segment	Country	Project name	Technology	Operational year	Sales Tariff (USD per MWh)	Approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Capacity

MENA	Israel	Emek Habacha	Wind	2022	111	41%	2042	Yes	109 MW
		Halutziot	Solar	2015	195	90%	2035	Yes	55 MW
		Israel Solar Projects	Solar	2013-2015	352	98%(2)	2033-2035	Yes	33 MW
		PV+ storage cluster 1.1	Solar	2023	Confidential	66%(2)	—	No	248 MW + 625 MWh
		Genesis Wind	Wind	2023	101	54%	2043	Yes	207 MW

Total MENA								652 MW + 625 MWh

Western Europe	Sweden	Picasso	Wind	2021	Confidential	69%	2033(3)	No	116 MW
	Sweden	Björnberget	Wind	2022	Confidential	55%	2032	No	372 MW
	Ireland	Tully	Wind	2017	96	50%	2032	Yes	14 MW
	Spain	Gecama	Wind	2022	—	72%	Merchant	NA	329 MW
Total Western Europe									831 MW

CEE	Kosovo	Selac	Wind	2021	99	60%	2034	Yes	105 MW
	Serbia	Blacksmith	Wind	2019	122	50%	2031	Yes	105 MW
	Serbia	Pupin	Wind	2024	74	100%	2040	Yes	94 MW
	Croatia	Lukovac	Wind	2018	136	50%	2032	Yes	49 MW
	Hungary	Attila	Solar	2019	123	50%	2039	Yes(4)	57 MW
	Hungary	AC/DC	Solar	2023	83	100%	2037	Yes	26 MW
	Hungary	Tapolca	Solar	2024	—	100%	—	NA	60 MW
Total CEE									496 MW

USA	U.S.	Apex Solar	Solar	2023	Confidential	100%	2042	No	106 MW
		Atrisco Solar	Solar	2024	Confidential	100%	2044	No	364 MW
		Atrisco Storage	Storage	2024	Confidential	100%	2044	No	1,200 MWh
Total USA								470 MW + 1,200 MWh

Total consolidated projects								2,449 MW + 1,825 MWh
MENA (not consolidated)	Israel	Unconsolidated Projects at share	Solar	2015-2021	65(2)	50%	2042-2046	Yes	43 MW + 41 MWh

Total consolidated and unconsolidated JVs at share								2,492 MW + 1,866 MWh

(1)          The figures in this chart are rounded to the nearest whole number.

(2)          This figure is calculated on an average basis across multiple projects.

(3)          Approximately 50% of the energy generated by this project is sold under a 12-year PPA to a large German utility company while the remaining energy is sold under the Merchant Model on the Nord Pool.

(4)          Following a Hungarian government decree dated February 4, 2025, during the years 2025-29 this PPA will not be indexed to the Hungarian consumer price index, or CPI, unless the Hungarian CPI exceeds 6%, in a given year during that period, in which event the PPA will benefit from indexation solely for that year.

Projects under construction, as of February 19, 2025(1)

Geographic sector	Country/State	Project name	Technology	Sales tariff (USD per MWh)	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
US(2)	California	Country Acres	Solar	Confidential	100%	20-30 Years	No	688	392
	New Mexico	Quail Ranch	Solar	Confidential	100%	20 Years	No	400	128
	Arizona	Roadrunner	Solar	Confidential	100%	20 Years	No	940	290
Total US								2,028	810
MENA	Israel	Israel storage	Storage	—	99%	—	No	51	6
Total MENA								51	6
EU	Spain	Gecama Solar	Solar	—	72%	—	—	220	225
Total EU								220	225
Total consolidated projects								2,229	1,041
MENA (not consolidated)	Israel	Unconsoli dated Projects at share	Storage	—	50%	—	—	135	15
Total consolidated and consolidated JVs at share								2,434	1,056

(1)	The figures in this chart are rounded to whole numbers or the nearest hundredth decimal, as applicable.

(2)
While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.

Projects in pre-construction (expected to begin construction within 12 months of February 19, 2025)(1)

Geographic sector	Country	Project name	Technology	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
MENA	Israel	Several Projects	Solar, Wind, Storage	89%	—	—	52	53
Total MENA							52	53
US(2)
	Iowa	Coggon	Solar	100%	20 years	No	—	127
	Michigan	Gemstone	Solar	100%	20 years	No	—	185
	Indiana	Rustic hills 1+2	Solar	100%	20-25 years	No	—	256
	Arizona	Co bar Complex	Solar	100%	20 years	No	824	1,211
	Arizona	Snowflake	Solar	100%	20 years	No	1,900	600
	Idaho	Crimson Orchard	Solar	100%	20 years	No	400	120

Total US							3,124	2,499
Western Europe	Italy	Nardo Storage	Stand Alone Storage	100%	PPA to be signed	NA	920	—
	Sweden	BESS	Stand Alone Storage	55%	Merchant	NA	96	—
Total consolidated projects							1,016	—

MENA (not consolidated)	Israel	Unconsolidated Projects at share	Solar	50%	PPA to be signed	—	66	8
Total consolidated and consolidated JVs at share							4,258	2,560

(1)	The figures in this chart are rounded to whole numbers.

(2)
While we own 90.1% of Clēnera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.

Our pre-construction portfolio is largely comprised of several major combined solar and storage projects located in the United States. These projects, which are located in the Western United States, a region with the highest solar irradiance in the United States, stand to benefit significantly from the use of PTCs as provided for under the Inflation Reduction Act.

Advanced Development Projects and Development Projects

Together, our Advanced Development Projects and Development Projects provide us with valuable visibility as to our growth trajectory over the medium to long-term.

Advanced Development Projects

Our Advanced Development Projects have an aggregate generation capacity of approximately 3.3 GW and aggregate energy storage capacity of approximately 13 GWh, as of February 19, 2025. Our Advanced Development Projects, which are largely concentrated in the United States and Western Europe, are expected to commence construction within 13 to 24 months of February 19, 2025. As of February 19, 2025, approximately 100% (2.9 GW) of our U.S.-based Advanced Development Projects have reached Advanced Interconnect Status. Our Advanced Development Projects are expected to benefit from the high PPA pricing across Europe and the United States, together with the various provisions in the Inflation Reduction Act.

Geographic Sector	Country	Technology	Generation capacity MWdc	Storage capacity MWh
Europe	Italy	Solar + Storage	117	920
	Hungary	Storage	—	100
	Croatia	Solar	163	—
	Sweden	Storage	—	100
	Spain	Storage	—	196
	Total Europe	Solar + Storage	280	1,316
USA	USA	Solar + Storage	2,912	8,436
MENA	Israel	Solar + Storage	114	3,220
Total			3,306	12,972

Development Projects

Additionally, our Development Projects have an aggregate generation capacity of approximately 10.6 GW and energy storage capacity of approximately 14.2 GWh. Approximately 72%, totaling approximately 7.6 GW, of our Development Projects by generation capacity are U.S.-based projects. Of our U.S.-based Development Projects, approximately 45% (3.4 GW) of generation capacity has already reached the Advanced Interconnect Status, giving us significant visibility into the likelihood that they will convert into Mature Projects.

Geographic Sector	Country	Technology	Generation capacity MWdc	Storage capacity MWh
Europe	Italy	Wind + Storage	343	1,160
	Spain	Solar	924	—
	Croatia	Solar	352	—
	Serbia	Wind	200	—
	Poland	Storage	—	2,000
	Total Europe	Solar + Wind + Storage	1,819	3,160
USA	USA	Solar + Storage	7,599	8,000
MENA	Israel	Solar + Wind + Storage	1,179	3,067
Total			10,597	14,227

Financial Closing

In 2024, we closed on the financing of project Pupin in Serbia, projects Tapolca and AC/DC solar in Hungary and projects Atrisco Energy Storage and Roadrunner in Arizona, raising an aggregate of approximately $1.1 billion in Europe and the U.S. and supporting the construction of projects with 470 MW and 2,100 MWh capacity.

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

Our diverse portfolio of Mature Projects reduces our exposure to individual market disruptions

Our diverse portfolio of Mature Projects, including solar energy projects with an aggregate capacity of approximately 4.6 GW, wind energy projects with an aggregate capacity of approximately 1.5 GW and energy storage projects with an aggregate capacity of approximately 8.6 GWh, across 12 different countries, mitigates our exposure to any single market. For example, the 2024 announcement of a Department of Commerce investigation into circumvention of AD/CVD with respect to imports of crystalline silicon PV cells and modules assembled and completed in Cambodia, Malaysia, Thailand and Vietnam resulted in uncertainty among market participants in the United States as to the future availability of solar panels, highlighting the risks of idiosyncratic market disruption. In contrast to many of our peers, our exposure to idiosyncratic market disruptions such as this is mitigated by our global, multi-technology renewables platform. Furthermore, from a macroeconomic perspective, our diverse portfolio of Mature Projects offers a mixture of revenue structures, providing us with significant inflation protection. Approximately 24% of our 8.6 FGW Mature Project portfolio benefit from increases in inflation, either through inflation linkage within our PPAs or select use of the Merchant Model.

Significant financing expertise and efficient deployment of capital for growth

As a global enterprise, we have access to diverse sources of capital and have developed and maintained deep relationships with numerous international banking and institutional investment partners. As of December 31, 2024, we had approximately $2 billion of project finance debt outstanding from a wide range of financial institutions, including EBRD, J.P. Morgan, HSBC, DekaBank, Erste Bank, KfW, Sabadell, Raiffeisen Bank, Bank Leumi, Bank Hapoalim and others. Moreover, we have significant experience in raising tax equity. Prior to the Clēnera Acquisition, Clēnera sourced approximately $735 million of tax equity from several major tax equity providers, including PNC, Citibank and M&T. Since the Clēnera Acquisition, we have sourced approximately $618 million of tax equity from several major tax equity providers, including U.S. Bancorp Impact Finance and Bank of America.

In addition, since the Clēnera Acquisition, we have closed $198 million in tax equity financing for our Apex Solar project with Huntington Bancshares, our Atrisco Solar project with Bank of America and Atrisco Energy Storage project with U.S. Bancorp Impact Finance, with Atrisco Solar and Atrisco Energy Storage securing $198 million and $222 in tax equity, respectively. In 2024, we closed on the financing of project Pupin in Serbia, projects Tapolca and AC/DC solar in Hungary and projects Atrisco Energy Storage and Roadrunner in Arizona, raising an aggregate of approximately $1.1 billion in Europe and the U.S. We seek to be efficient with our capital and sell projects from time to time to recycle equity. In 2024, we sold a U.S. project from our Development Projects portfolio for $5.7 million. In January 2025, we announced the entry into an agreement for the sale of 44% of the Sunlight Cluster of renewable energy projects in Israel for $50 million (including deferred payments) to two Israeli institutional investors, and plan to recycle the proceeds of this transaction to fund our upcoming projects.

Moreover, we have a proven track record of issuing debt and equity in public capital markets. Since our initial public offering on the TASE in 2010, as of February 19, 2025, we have raised approximately $950 million in issued equity and approximately $780 million in issued debt in the form of bonds. These issuances, largely funded by our Israeli institutional partners, have directly funded our growth. As of December 31, 2024, we had approximately $612 million of corporate and convertible bonds outstanding with a weighted average effective interest cost of 4.6% and $2.2 billion of loans from banks and other financial institutions. During February 2025, we raised an additional $245 million of corporate and convertible bonds outstanding with a weighted average effective interest cost of 5.7%. Our ability to source attractively priced unsecured debt, leveraging our strong credit rating in Israel (A2 il stable by Midroog, a subsidiary of Moody’s) coupled with our deep relationships with Israeli institutional investors, is a distinct competitive advantage we possess. Our finance team is focused on maintaining an efficient and robust balance sheet to minimize our overall cost of capital and provide ample liquidity to fund our growth.

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

Our growth strategy

Utilize our renewable energy platform to optimize conversion of our Development Projects into Operational Projects

Our growth is predicated on the successful conversion of our large project development pipeline into Operational Projects. Our control over the entire project life cycle—our greenfield development capabilities, engineering expertise and hands-on construction and asset management—enables us to optimize conversion of our projects in our development pipeline into Operational Projects. Furthermore, our diversified development pipeline across multiple end-markets and across multiple technologies creates a strong “internal hedge” across our business. While the path of our projects to COD in any particular geography may be impacted by individual market events, our blended, company-wide conversion rate is less likely to be impacted due to the depth and breadth of our development pipeline.

In addition to being geographically and technologically diverse, a large number of projects in our development pipeline have met key development milestones that substantiate their path to COD with a particular focus on interconnection milestones. As of February 19, 2025, (i) our Mature Projects had an aggregate generation capacity of approximately 6.1 GW, which constitutes approximately 31% of the overall generation capacity across our portfolio, (ii) our Advanced Development Projects had an aggregate generation capacity of approximately 3.3 GW, of which approximately 2.9 GW from our U.S.-based Advanced Development Projects have reached Advanced Interconnect Status, and (iii) our Development Projects had an aggregate generation capacity of approximately 10.6 GW, of which approximately 3.4 GW from our U.S.-based Development Projects have reached Advanced Interconnect Status.

Expand our pipeline organically, and capitalize on attractive opportunities in our existing markets

Our development team is comprised of 26 development professionals across our global footprint and we seek to expand our existing in-house team as well as our partnerships with local developers. In our largest markets (United States, Israel and Europe), we source new greenfield projects organically through our in-house greenfield development teams. Specifically, across these markets, we utilize our “Connect and Expand” strategy, leveraging existing large and low-cost interconnection positions that we possess to expand our pipeline. For example, the site of our flagship Snowflake A project in Arizona is designed to include another project, with an additional 650 MW of solar generation capacity and 2.1 GWh of energy storage availability being developed. This plan seeks to leverage Snowflake A’s existing interconnect infrastructure with additional generation capacity, in turn lowering the costs and risks of building new sites. Another example is our plan to add 225 MW solar generation and 220 MWh storage capacity to the existing wind farm at the Gecama project in Spain. In our other target markets (Italy, CEE and the Nordics), we leverage partnerships with a strong network of local developers to source attractive early-stage projects which we then co-develop. Through our development team and development partners, we maintain a local presence in our target markets, which we believe is essential to identifying profitable projects. In addition, it is our strategy to opportunistically acquire projects, particularly in situations where there are synergies with our existing portfolio. For example, in 2023 we acquired the remaining 66% held by our partners in project Pupin, a 94 MW wind energy farm under development in Serbia. Pupin is adjacent to project Blacksmith, a 105 MW operational wind farm we already owned in Serbia. The proximity of Pupin to Blacksmith enabled us to be more operationally efficient while being well positioned to predict the project’s generation profile, all while giving us an edge in financing, where we benefit from existing relationships with lenders to project Blacksmith. Originally planned to reach COD in the second half of 2025, commercial operations at the Pupin wind farm commenced in December 2024, approximately half a year ahead of schedule.

Expand laterally through energy storage and new geographies

We are focused on creating multiple growth engines across the solar energy, wind energy and energy storage sectors. Our existing portfolio of projects, particularly solar energy projects in the United States, positions us to rapidly expand our energy storage portfolio with access to the grid and customer and supply chain relationships. Utilities’ need for dispatchable power continues to grow, driving accelerating demand for our energy storage projects. We have an aggregate capacity of approximately 8.6 GWh of battery energy storage projects in our current Mature Project portfolio, of which approximately 7 GWh is based in the United States and approximately 1 GWh is based in Europe. We anticipate that energy storage will become a significant portion of our business as energy storage technology continues to advance and becomes essential to grid stabilization and load balancing.

In addition, we are seeking to expand our geographic footprint in new markets across Europe and MENA. With respect to Europe, we are focused on adding in-house greenfield development capabilities in Northern Europe, either through the hiring of additional personnel or through a potential acquisition of a developer. Additionally, in 2022, we signed a definitive agreement with NewMed Energy LP (TASE: NWMD), a leading oil and gas exploration company in MENA, and its chief executive officer, Yossi Abu, to develop wind energy, solar energy and energy storage projects in the region. We believe that this partnership, of which we own 46.7%, will enable us to leverage our existing knowledge and experience in developing renewable energy projects to expand into Middle Eastern and North African countries.

On March 9, 2025, MedLight, a limited partnership jointly owned by the Company and New-Med entered into agreements (the “MedLight Agreements”) with a local Moroccan partner, to create two SPVs for the purpose of developing and constructing a 300 MW solar project and 200 MW wind farm in Morocco. Under the agreements, MedLight will be allocated 75% ownership of the SPVs, and the remaining 25% will be held by the local partner that will furnish certain services to the project until COD. MedLight has committed to injecting capital into the SPVs through shareholder loans pursuant to certain agreed upon milestones, with such loans totaling approximately EUR 25 million for both projects (subject to certain adjustments). Additionally, MedLight has been granted an option to acquire the local partner’s holdings by no later than the projects’ COD, and the local partner has been granted a “put option” to sell its holdings to MedLight for a period of five years following the projects’ COD.

The Medlight Agreements stipulate a timeline for the financial closing of the projects, which is expected to occur in 2027-2028 with COD anticipated in 2029-2030. There is no certainty that the projects will advance to construction and reach COD due to contingencies related to obtaining approvals and/or permits from third parties and local authorities, over which the partnership has no control.

Entrance into new business segments, including the non-utility scale segment and select technology investments

We are also looking to expand our technological capabilities through partnerships with energy technology companies. To advance this goal, in 2023 we formed an energy transition and climate technology fund called Elements. Elements aims to leverage our access to the robust technology ecosystem within and outside of Israel in order to gain early exposure to advances in battery, hydrogen and micro-grid technologies, among others. Enlight has committed $30 million of capital to the fund, with a goal that the fund will grow to $100-150 million in size. As of the date of this Annual Report, Elements has invested in four technology companies for a total of $10 million. We expect that continued innovation, combined with our ability to work across numerous technologies, will help enable us to capitalize on opportunities for continued robust growth and provide us with visibility into the direction of the broader technology sector.

Starting in January 2024, the Israeli electricity market shifted to a fully deregulated market. In preparation for this event, the Company established a new business unit, Enlight Enterprise, to engage in direct power sales to corporate customers. Purchasing electricity from both Enlight’s own renewable projects as well as the national grid, this unit then resells this electricity to large industrial consumers through corporate PPAs. Twelve corporate PPAs with a total volume over the lifetime of the contracts of more than 700 GWh have been signed during 2024, including agreements with clients such as NTA Metropolitan Mass Transit System and the Weizmann Institute of Science, in addition to the 6 PPAs signed in 2023 with clients such as Applied Material and SodaStream. For the year ending December 31, 2024, Enlight Enterprise generated revenues from the sale of electricity of $35 million.

Enlight Enterprise actively manages the sourcing and resale of electricity to customers using a sophisticated energy management system (“EMS”), which supports commercial decisions regarding the purchase of electricity for resale and optimizes the charging and discharging of batteries in the business unit’s standalone storage network. Enlight Enterprise was the first company to engage in direct-to-customer electricity sales within Israel’s deregulated market framework, and has achieved a 50% market share in the renewable energy segment. The EMS system represents an important advantage in maintaining this competitive lead.

The Company continues to invest in expanding Enlight Enterprise. See for example Item 4.A “Selected Recent Developments” regarding two successful bids we won, for which we plan to build two new standalone storage projects operated by Enlight Enterprise.

In addition to selling to large corporate customers, we also formed a joint venture with Electra Power, a household-oriented electricity reseller, to which the Company will supply electricity. Enlight’s joint venture with Electra Power was formally launched in July 2024.

In February 2024, Enlight acquired 80% of the share capital of Aria Energy Ltd., a renewable energy company engaged in the non-utility solar and storage segment in Israel. Aria focussed primarily on municipal rooftop customers and agri-solar, and had built up assets in these sectors through purchases of projects from third partes. The Company was not active in these fast-growing segments prior to the acquisition of Aria. Aria was acquired for an immaterial purchase price, though performance-based earnouts and options may lead to future total payments of up to approximately $20 million over the next five years.

In May 2024, the Company changed the name of Aria Energy to Enlight Local. This business unit continues to focus on providing solar and storage infrastructure to the Israeli non-utility market, including municipal, commercial and industrial, and agri-solar customers. Enlight Local continued to expand its presence in this new segment during 2024, and signed 12 new tariff agreements for an equivalent capacity of 20 MW.

Market overview

Our industry and market opportunity

Worldwide severe weather events and global awareness of the rapidly accelerating impacts of climate change are driving a systemic global transition away from fossil fuels towards renewable energy. Global renewable generation has grown from approximately 24% of global power generation in 2015 to approximately 38% in 2025, a CAGR of 7.8%. This transition is expected to accelerate thereafter with renewable generation forecasted to constitute approximately 82% of global power generation by 2050, according to BNEF.

The forecasted growth in renewable energy generation is driven by a variety of economic, social, regulatory, and policy factors, including:

•	sweeping renewable energy mandates and regulations as a policy response to climate change;

•	utility-scale solar energy and wind energy becoming some of the most competitive sources of electricity generation on a levelized cost of energy, or LCOE, basis;

•	the need for energy independence and security;

•	growing corporate and investor support for net-zero targets and the decarbonization of energy;

•	widespread electrification of transportation (particularly automotive vehicles) and other infrastructure that has historically been powered by fossil fuels; and

•
emergence of energy storage, which enhances the ability of solar energy and wind energy generation to serve as load-following generation while providing additional grid resilience and combating extreme weather events.

Furthermore, the energy storage market has witnessed unprecedented growth in recent years, and we believe it sits at the epicenter of the energy transition. The ability of energy storage facilities to allow for renewable generation to provide baseload power is critical to enabling the transition from fossil fuels to renewable energy. Global energy storage capacity installations are projected to have reached a record of approximately 69 GW in 2024, and are expected to grow at an approximate 13% CAGR through 2030, when annual additions are expected to reach 145 GW and global cumulative energy storage capacity is projected to be 790 GW, according to BNEF.

Overview of the U.S. renewable energy industry

According to some estimates, the renewable energy sector in the United States is expected to grow approximately 17% per annum between 2024 and 2030 and will provide approximately 76% of all electricity generated in the United States by 2050, with solar energy and onshore wind energy generation accounting for approximately 29% and approximately 42%, respectively, of all energy generation by 2050, according to BNEF. ITCs and PTCs for utility-scale solar and storage facilities increase the attractiveness of solar projects in locations with high irradiance. They also give asset owners the option to transfer tax credits to third parties, which is expected to help address the lack of sufficient tax equity capacity.

With its headquarters located in Boise, Idaho, Clēnera, our U.S. subsidiary, is focused on developing solar energy and energy storage projects in the Western United States; as of February 19, 2025, Clēnera had approximately 90% of its Mature Project portfolio (by capacity) in the region. The combined electricity demand for all regions in the Western Interconnection is projected to grow more than 20% from approximately 942 TWh in 2025 to approximately 1,134 TWh in 2034, while the combined peak hour demand is expected to grow 17% from approximately 164 GW in 2025 to over 193 GW in 2034, according to the WECC.

Solar energy and energy storage projects are particularly attractive in the Western United States, in light of:

•	higher solar irradiance driving higher production levels and enabling greater utilization of PTCs, as discussed elsewhere in this Annual Report;

•
growing scarcity of historically important power resources across the Southwest of the United States, primarily driven by diminishing availability of hydroelectric power which accounts for more than 25% of all power generation capacity in the western United States versus approximately 6% of all power generation capacity across the United States on average in 2021, according to S&P Global Market;

•	accelerated retirement of coal plants with over 10 GW of coal retirement planned from 2024 to 2033;

•	increased electricity demand from new data centers being built across the region;

•	utility-reported future solar needs totaling in excess of 13.5 GW over the next 10 years;

•	technological and safety advancements in battery storage, increasing demand to address grid demand fluctuations;

•	higher renewable energy portfolio standards relative to other markets within the United States;

•	an increasingly coordinated and regionalized western electricity market;

•	public is mostly supportive of the transition away from fossil fuel generation; and

•	community choice aggregation policies.

Figure 3: 2012—2030E renewable energy capacity forecast in the United States

Source: BNEF

Overview of the European renewable energy industry

The European renewable energy generation market is expected to grow approximately 8% per annum between 2022 and 2030 and will provide approximately 84% of all electricity generated in Europe by 2050, with solar energy and onshore wind energy generation accounting for approximately 25% and 33%, respectively, of all energy generation by 2050, according to BNEF.

Utility scale solar energy generation capacity is expected to grow from approximately 97 GW in 2022 to approximately 344 GW by 2030, an approximate 15% CAGR, and onshore wind energy generation capacity is expected to grow from approximately 222 GW in 2022 to approximately 347 GW by 2030, an approximate 5% CAGR, according to BNEF.

Figure 4: 2012—2030E renewable energy capacity forecast in Europe (GW)

Source: BNEF

The growth of renewable energy generation is supported by regulatory policies and the underlying economics of renewable energy generation. For example, Spain and Sweden, two of our key existing European markets, and Italy, one of our key potential growth markets, have each instituted regulatory policies to support and encourage the growth in renewable generation. In 2021, Spain approved a clean energy bill that targets carbon neutrality by 2050 and requires renewable sources to account for 74% of the total electricity production by 2030, while also limiting new coal, oil and gas extraction projects. As such, in Spain, renewable generation capacity is expected to grow by approximately 3% per year through 2050, according to BNEF. In 2017, Sweden passed a climate policy framework that targeted a 70% reduction of emissions from domestic transport between 2010 and 2030 and achieving net zero nationally by 2045. As such, in Sweden, renewable generation is expected to grow by approximately 5% per year through 2030, according to the Swedish Energy Agency.

Italy recently implemented the Transitional FER X Decree, which aims to promote the construction of plants powered by renewable energy sources, as well as the MACSE Decree which aims to enhance the country’s energy storage capacity. These regulatory measures are aligned with Italy’s decarbonization objectives, including goals of a 40% share of renewable energy in total energy consumption and 65% of electricity production from renewables by 2030, according to the country’s revised National Energy and Climate Plan.

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

The attractiveness of renewable energy in Europe on an LCOE basis has continued to improve not only due to reductions in the cost of utility-scale solar energy and wind energy projects but also due to regulatory mechanisms within the European Union such as the ETS. The ETS imposes a regulatory cap on corporate emissions and requires corporations that use fossil fuels to purchase carbon credits to offset the carbon footprint of the fossil fuel-generated electricity. This increases the all-in cost of fossil fuel generation and, in turn, improves the competitiveness of renewable energy sources. As of the fourth quarter of 2024, the carbon price per ton ranged between 62-73 EUR. Assuming approximately 3.9 MWh per 1 ton of carbon dioxide, the cost per MWh imposed by the ETS was approximately EUR 16-18, increasing the all-in cost of fossil fuel generation and relative LCOE of fossil fuel generation. As a result, corporations are now looking to enter into long duration PPAs in order to secure sufficient renewably sourced electricity. In May 2023, revisions to the EU ETS were published in the Official Journal of the European Union, which increases the rate of reduction of the total cap on emissions allowances, thereby reducing total permitted in-scope emissions on an annual basis. There are also two one-off “rebasings” of the cap, meaning a reduction in the cap of 90 million allowances in 2024 and an additional 27 million allowances in 2026. In addition, in May 2023, the European Union also adopted the Carbon Border Adjustment Mechanism, of which electricity is an in-scope sector. From 2026, importers of electricity will be required to pay an annual levy based on the embedded emissions of their imported electricity.

Figure 5: Evolution of carbon pricing

Source: Montel

Overview of the Israeli renewable energy industry

Israel’s electric grid is not connected to any of the networks of its neighbouring countries, requiring the country to be entirely energy self-sufficient. Moreover, the market is characterized by increasing electricity demand. Thus, in the Electricity Sector Report for 2024 published by the EA in September 2024, it was noted that the growth in market demand for electricity increased by approximately 1.2% in 2023 and is expected to increase by approximately 3% per year between the years 2023-2030. The IEC and Noga, the electricity system manager in Israel, also anticipate an average annual increase of 3% in peak demand for electricity from 2021 to 2050 in its business-as-usual forecast, driven by a fast-growing population and robust economic growth.

The need to be self-sufficient while also accommodating growing electricity demand, together with strong international obligations to mitigate global warming, has led the Israeli government to undertake significant reforms to the local electricity sector. For example, in June 2018, the Israeli government approved a comprehensive structural reform of the electricity sector, with a focus on increasing competition in the electricity generation market. In addition, the Israeli government has focused on diversifying the country’s energy mix through increased penetration of renewable energy. The Israeli government has set formal additional renewable energy generation targets of 20% and 30% of total energy generation by 2025 and 2030, respectively. For more information, see “—Energy Regulation—Israel” and “—Environmental, Health and Safety— Israel.”

Energy regulation

United States

Introduction

In the United States, regulation of electricity generation, transmission, distribution and interconnection is generally divided between the federal government and the states. At the federal level, FERC has jurisdiction over wholesale electricity sales, transmission and transmission-level interconnection. The FERC also administers accounting and financial reporting regulations and standards of conduct for the companies it regulates. At the state level, state public utility commissions (or a similar body) have jurisdiction over generation siting, retail electricity sales, distribution and distribution-level interconnections.

Federal requirements

The Energy Policy Act of 2005 repealed the Public Utility Holding Company Act of 1935 and replaced it with the Public Utility Holding Company Act of 2005 (“PUHCA”). PUHCA grants FERC broad access to books and records of public utility companies, including renewable generation companies, and their holding companies, which are generally defined to include any company that directly or indirectly owns, controls or holds, with power to vote, 10% or more of the outstanding voting securities of a public utility company or of a holding company of any public utility company. PUHCA also provides for FERC review of the allocation of costs for non-power goods or services between regulated and unregulated affiliates of such companies. Renewable generation companies can be exempt from these requirements if the renewable generation company meets the requirements of an “exempt wholesale generator” (“EWG”), or the generation facility qualifies as a “qualifying facility” (“QF”) under the Public Utility Regulatory Policies Act of 1978 (“PURPA”). Holding companies solely of EWGs, QFs and foreign utility companies can also be exempt from these PUHCA requirements. EWG status is available to any generator of electricity, regardless of size or fuel source, that exclusively owns and/or operates electric generation facilities for the sale of energy to wholesale customers, while QF status is available to certain cogeneration facilities and small renewable energy facilities up to 80 MW.

There is an ongoing dispute regarding how to calculate the 80MW maximum “power production capacity” for QF under PURPA. Historically, FERC certified a facility based on its net output, rather than total nameplate capability of a facility for purposes of PURPA eligibility. On appeal from a 2021 FERC order, the U.S. Court of Appeals for the D.C. Circuit upheld FERC’s approach to calculating capacity for PURPA eligibility, relying on Chevron deference, whereby courts may defer to an administrative agency’s reasonable statutory interpretation. In June 2024, the U.S. Supreme Court overturned the Chevron deference doctrine and found that courts should instead rely on their own independent statutory interpretations. The Supreme Court later directed the D.C. Circuit to reconsider its ruling on FERC’s approach to calculating capacity for PURPA eligibility. If the D.C. Circuit requires a different methodology for determining QF eligibility under PURPA or whether QF are eligible for certain exemptions under FPA, facilities that are currently eligible for QF status or such exemptions could lose such status or exemptions.

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

To maintain EWG status, renewable generation companies are restricted to wholesale sales and, therefore, cannot take advantage of retail sale opportunities, including in jurisdictions that have approved retail direct access. Also, a renewable generation company generally cannot sell directly to retail consumers without becoming a regulated public utility under applicable state law. Renewable generation companies’ rates for wholesale power sales are subject to FERC regulation under Section 205 of the FPA and they must obtain FERC authorization for such wholesale power, capacity and ancillary services sales before making such sales (including for the generation of test energy). As a result, an EWG typically seeks FERC authorization under FPA section 205 to make wholesale sales at market-based rates, or market-based rate authority. For FERC to grant market-based rate authority, the applicant and its affiliates (as defined in FERC’s rules and regulations), if any, must demonstrate a lack of horizontal market power (electric generation) and vertical market power (transmission and other barriers to market entry) in the relevant power markets, and have satisfied restrictions on affiliate abuses contained in FERC regulations. The owners of certain QFs (generally larger than 20 MWs) may also be required to obtain market-based rate authority from FERC. Additionally, provided that the purchasing electric utility has not been relieved from its mandatory purchase obligation, PURPA and FERC’s regulations obligate electric utilities to purchase energy and capacity from QF at either the electric utility’s avoided cost or a negotiated rate. FERC's regulations under PURPA allow FERC, upon request of a utility, to terminate a utility’s obligation to purchase energy from QF upon a finding that QF have nondiscriminatory access to: (i) independently administered, auction-based day ahead, and real time markets for electric energy and wholesale markets for long-term sales of capacity and electric energy; (ii) transmission and interconnection services provided by a FERC-approved regional transmission entity and administered under an open-access transmission tariff that affords nondiscriminatory treatment to all customers, and competitive wholesale markets that provide a meaningful opportunity to sell capacity, including long-term and short-term sales, and electric energy, including long-term, short-term, and real-time sales, to buyers other than the utility to which the QF is interconnected; or (iii) wholesale markets for the sale of capacity and electric energy that are at a minimum of comparable competitive quality as markets described in (i) and (ii) above. FERC regulations protect a QF’s rights under any contract or obligation involving purchases or sales that are entered into before FERC has determined that the contracting utility is entitled to relief from the mandatory purchase obligation. FERC has granted the request of California investor-owned utilities for a waiver of the mandatory purchase obligation for QF larger than 20 MW in size. In addition, FERC recently amended its PURPA regulations to reduce the rebuttable presumption that small power production facilities in organized markets have nondiscriminatory access to markets from 20MW to 5MW. Entities that hold market-based rate authority are subject to certain other filing and reporting obligations at FERC. Apex Solar, for example, has received market-based rate authority from FERC.

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

FERC is also taking actions to facilitate the integration of new forms of generation into the electric grid and remove barriers to grid access. On July 28, 2023, FERC issued a final rule (“Order No. 2023”), to reform procedures and agreements that electric transmission providers use to interconnect new generating facilities to the existing transmission system. The order updates the procedures for interconnecting generating facilities and is intended to address interconnection queue backlogs, improve certainty in the interconnection process, and encourage the evaluation of alternative transmission technologies. Additionally, in June 2024, FERC issued a final rule (“Order No. 1920”), effective on August 12, 2024, which was modified slightly in November 2024, to reform the procedures electric transmission providers must use for long-term planning of expansions to the transmission system and the allocation of the resulting costs to transmission customers, including electric generating facilities. A number of rehearing requests were filed by various parties requesting the FERC to revise or clarify various aspects of the rule. On November 21, 2024, FERC issued an order to address the requests for rehearing, which generally maintains provisions of Order 1920 with certain clarifications and modifications. A number of parties have also filed petitions for review with various circuit courts, which have been consolidated and assigned to the U.S. Court of Appeals for the Fourth Circuit where the matters are pending.

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

However, members of the current U.S. administration have from time-to-time expressed opposition to renewable energy tax incentives and certain provisions of the Inflation Reduction Act, although the administration has not formally proposed a plan to repeal or revise the Inflation Reduction Act. For more information, see Item 3.D. “Risk Factors—Risks Related to Government Regulation—Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.”

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

Spain

Law 24/2013, of December 26, on the Electricity Sector (the “2013 Electricity Act”) and its developing regulations, either at the national or regional level and the EU energy regulations set out the general rules applicable to the entire electricity sector in Spain, including the generation of electricity by facilities using renewable energy sources, cogeneration and waste. Generation companies typically obtain their income from the sale of electricity under a Merchant Model (in EUR/MWh) or through bilateral PPAs (or a combination of both).

Development of renewable energy generation in Spain is subject to the project company successfully obtaining permits and other administrative authorizations at the state and municipal level, including construction and start-up approval. Such permits and administrative authorizations are granted only where the applicant has demonstrated legal, technical and financial capability.

To gain access to the grid, renewable generation developers must generally apply for interconnect either with (i) the distribution system of the utility or (ii) the transmission system referred to as Red Eléctrica de España. Interconnection at the distribution and transmission level is typically guaranteed under law but subject to lack of capacity, security issues or issues of supply continuity. Interconnection agreements cover the same commercial issues as those identified in respect of the United States above.

Sweden

Development of renewable energy generation projects in Sweden are subject to the project company successfully obtaining permits and other administrative authorizations at the state, county and municipal level, including under the Environmental Code and the Planning and Building Act.

To gain access to markets, renewable generation developers must generally apply for interconnect either with (i) the distribution system of the utility, or (ii) the transmission system of the transmission provider. Fair access to interconnection at the distribution and transmission level is required by contractual obligations on distribution and transmission system operators but interconnection is subject to the parties agreeing on reasonable contractual terms.

Serbia and Kosovo

Kosovo is a disputed area between Serbia and the self-proclaimed Republic of Kosovo. The position stated as regards the regulatory position in Serbia is broadly the same in Kosovo. Neither Serbia nor Kosovo are members of the European Union but Serbia is a candidate for membership and so is bringing in legislation broadly in line with that of the European Union in order to facilitate eventual harmonization. Both electricity markets are in the process of being liberalized but currently still display characteristics of a pre-liberalization regime. For instance, in Serbia, Electroprivreda Srbije remains a major generator and distributor.

Both Serbia and Kosovo have incentivized renewable energy production through the payment of feed-in tariff premiums within PPAs with an incentive period of 12 years, and more recently Serbia has introduced a contract for difference auction mechanism to promote construction of renewable energy plants. This is in addition to priority dispatch, free grid interconnection and the allocation of balancing charges to customers rather than renewable generators. In Serbia power is acquired by the sole domestic supplier, state owned Electroprivreda Srbije, under the terms of a PPA.

Development of renewable energy generation projects in both Serbia and Kosovo is subject to the project company successfully obtaining a generation license. Licenses are granted only where the applicant has demonstrated technical and financial capability and are typically valid for 30 years.

To gain access to the grid, renewable generation developers must generally apply to interconnect either with (i) the distribution system of the utility or (ii) the transmission system of the transmission provider. Fair and non-discriminatory access to interconnection at the distribution and transmission level is required by law although refusal due to lack of system capacity or insufficient creditworthiness on the part of the applicant is permitted. There is no requirement for a distribution or transmission system operator to expand the system to accommodate an applicant.

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

According to the Res Act and related subsequent legislation, producers of electricity from renewable energy sources are considered beneficial electricity producers and are granted special status in applying for interconnection. To gain access to the grid, renewable energy producers must generally apply for interconnect either with (i) the distribution system (operated by HEP-ODS) or (ii) the transmission system (operated by HOPS). Interconnection at the distribution and transmission level is typically guaranteed under law but subject to lack of capacity, security issues and issues of supply continuity.

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

The sale of electricity generated from renewable energy sources may be carried out either (i) on the Hungarian Power Exchange, (i.e., the organized Hungarian power market) or (ii) through PPAs with offtakers. Renewable energy producers may benefit from (i) a premium-based support scheme for electricity generated from renewable energy sources by participating in a tender process or (ii) the trading of green certificates. For details regarding the Hungarian government’s decree regarding indexation to inflation, see Item 3.D. “Risk Factors—Risks Related to Government Regulation— Government interventions in response to current high energy prices may negatively impact total revenues and income or increase our tax burden.”

Israel

Introduction

Our operations in Israel fall under two different types of regulation:

(1) a license regime for any power plant over 16 MW that is mostly affected by government resolutions, the Israeli Ministry of Energy and Infrastructure (the “Ministry of Energy”) and the EA. In addition, setting up generation facilities usually requires us to obtain permits from municipal authorities, zoning and planning committees and the Israel Land Administration.

Obtaining licenses and permits that are required for our generation facilities is often a lengthy process characterized by changing zoning requirements and uncertainty. We are often required to revise our projects during construction as requirements change. Such requirements affect project timing, construction, relevant agreements, costs and other factors in material ways and have a direct impact on our ability to construct new systems in Israel and on the profitability of such systems.

(2) a license free regime allowing any power plant under 16 MW to connect to the grid subject to adherence to certain terms and conditions.

In recent years, changes in Israeli regulations have been favourable to us, as such regulations were primarily designed to encourage transition to renewable energy. The Israeli government and the EA have taken regulatory measures that are intended to open the Israeli electricity market to competition, to support private electricity producers other than the government-owned IEC, and to make it easier for such private electricity producers to connect their generation facilities to the Israeli power grid. These regulatory measures include caps and goals for the production of electricity from renewable sources, rates (often referred to as ‘tariffs’) that will be paid to private electricity producers and the conditions that private electricity producers must satisfy in order to set up electricity generation facilities. Most of the Company’s electricity production takes place at licence free power plants, mainly photovoltaic cells and in the foreseeable future BESS.

While the importance of government measures designed to support renewable energy projects has declined in recent years as the cost of producing electricity from renewable sources has dropped below that of fossil fuels in Israel, our business is still dependent, to a large extent, on government measures regulating the electricity market, connectivity to the power grid and the sale of electricity that we produce.

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

In the near future, the Israeli government and its agencies are planning to implement policies facilitating accelerated development of agro-voltaic power plants. The EA has already enacted new regulations permitting stand-alone Battery Energy Storage Systems (BESS) with up to 16MW of installed capacity. This regulatory change opens a new field for potential growth, particularly in light of the projected surplus electricity generation from renewable energy facilities during peak production hours and the necessity to shift this production to meet early evening consumption demands.

Currently, the EA does not intend to authorize stand-alone BESS installations exceeding 16MW capacity. However, the EA is actively promoting such stand-alone BESS’s when either dedicated to the electricity system manager (through tender processes) or integrated with photovoltaic power plants.

Additionally, the EA is considering revisions to the calculation methodology of the production tariff (currently based on the IEC’s production costs), which could potentially impact companies in the sector. Nevertheless, as mentioned above, most of the Company's power plants operate under predetermined tariff agreements, which are intended to mitigate adverse effects from these potential changes.

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

While certain key components of that reform have been completed, others are expected to be implemented over the next few years. These include, among others:

Agri-Solar

Government ministries and agencies are working to promote regulations that will allow the establishment of agri-solar facilities in Israel, which are photovoltaic generation systems installed on agricultural land while maintaining agricultural productivity. The field is still in its infancy in Israel. In recent years, the Ministry of Energy and the Ministry of Agriculture have initiated pilot projects to assess the impact of these facilities on agriculture, which are now transitioning to commercial-scale facilities.

Energy Security

Over half of Israel’s electricity supply is generated by coal powered plants in 4 to 5 specific locations. In light of the ongoing war, targeting of these locations with precision weapons could critically damage energy production sources, highlighting the need for distribution of energy generation resources. This entails creating a decentralized and dispersed network that in case of damage to a specific portion, would not cause widespread blackouts or harm to the economy. The State of Israel may incentivize the establishment of renewable energy as a tool to address energy security threats.

Storage Market

In Israel, 86% of renewable energy production comes from solar sources. To match the energy produced from PV facilities to peak demand and consumer usage patterns, it is necessary to store generated electricity volumes for release during high-demand hours. Additionally, Israel faces grid bottlenecks when PV-generated energy flows heavily through the grid simultaneously with energy generated from other sources, highlighting the need for storage to absorb the heavy flows and alleviate grid congestion.

In this context, to illustrate the need and scale, the Electricity Authority published a tender for high-voltage storage facilities in November 2023. In February 2025, the Authority selected 11 winning proposals with a combined capacity of 1,500 MW, including a proposal by the Company for a 300 MW facility.

The Israeli electricity sector law

The regulatory framework applicable to the production of electricity by private producers in Israel is mainly stipulated in the Israeli Electricity Sector Law, 1996, or the Electricity Sector Law, and the regulations promulgated thereunder. These regulations set the terms and procedure for granting licenses, the duties of a licensee, rules governing access to the grid and transactions with ‘Essential Service Providers’ (as defined therein), and other matters that impact our operations.

According to the Electricity Sector Law, the IEC is obligated to purchase electricity from private producers and consumers at rates and under the conditions set in the Electricity Sector Law and the regulations and standards promulgated thereunder. In addition, the IEC is obligated to connect the private producer’s facilities to the distribution and transmission grid and provide them with infrastructure and system management services in order to enable them to provide electricity to customers.

The Israeli Ministry of Energy

The Ministry of Energy is responsible for setting policy goals and general rules in the energy and natural resource markets in Israel, including securing a reliable supply of electricity to the Israeli market, formulating procedures for the development of electricity production, energy transmission and distribution facilities (with the consent of the Minister of Finance), promoting policies to integrate renewable forms of energy generation into Israel’s electricity production in accordance with governmental resolutions and developing policies as necessary to reform the structure of the electricity market.

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

The Israel Electricity Authority

The Israel Electricity Authority, or the EA, which is subordinated to the Ministry of Energy and operates in accordance with its policies, has the authority to set rules regarding the electricity markets in all voltages, including setting electricity tariffs, managing the grid rules, granting electricity production licenses to facilities with generation capacity of more than 16MW in accordance with the Electricity Sector Law (facilities with a generation capacity in excess of 100 MW also require the approval of the Minister of Energy), supervising such license holders and setting other criteria, including the level and quality of service required from the IEC. The EA also monitors and supervises the development plans of the national electricity transmission and distribution grid and enforces safety regulations according to the Electricity Sector Law.

According to the Electricity Sector Law, the EA has sole authority to set electricity tariffs, including those to be paid to private electricity producers like us. Tariffs vary for different segments of the electricity sector. According to the Electricity Sector Law, the IEC is required to charge end customers in accordance with the tariffs set by the EA and pay other license holders in accordance with such tariffs. In addition, the EA sets tariffs paid by private electricity producers to the IEC for various services provided by the IEC, including measurement and meter services, and system and infrastructure services.

In the last 15 years, in accordance with the policy of the Ministry of Energy and the Israeli government, the EA has taken several important steps intended to promote the construction of solar energy facilities, energy storage facilities and electric vehicle charging stations. Most importantly, since 2017, PV facilities have been built as part of the arrangement regarding competitive processes over electricity tariffs, according to which the EA publishes, from time to time, tenders in respect of quotas for the construction of ultra-high, high and low voltage PV facilities (including minimum quotas and retaining the right to expand them). As a result, the EA from time to time publishes quotas for renewable energy producers in Israel, and publishes competitive bidding tender processes for the installation of PV facilities.

In recent years, the EA has extended deadlines for numerous competitive bidding processes and various regulations it had previously published, primarily due to the COVID-19 pandemic and Israel’s ongoing war with Hamas. Notably, during 2023-2024, the EA issued several resolutions extending deadlines for establishing renewable energy production facilities within the framework of competitive bidding procedures and EA regulations. These extensions were implemented in response to delays in grid development and the challenging circumstances resulting from the ongoing war.

In the last few years, the EA aimed to achieve an independent electricity market allowing electricity trade between private producers and electricity distributors. The EA is considering widening the market to very high voltage producers (above 16 MW) under a different regime of trade (trade in supply availability and not in energy).

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

In December 2019 the EA decided that the validity period of the tariff arrangement for wind energy facilities will be extended until December 31, 2022 (later extended until June 30, 2024), or until the quota has been exhausted, whichever is earlier. Additionally, the EA determined the method for allocating the costs of the technological solution for adjusting the Ministry of Defense’s radar systems due to the construction of the wind energy farms, such that one third of that cost will be imposed on the holder of a conditional license for the construction of a wind energy farm which received tariff approval up to the cumulative wind energy sectoral capacity of 300 megawatts; an additional third will be imposed on the holder of a conditional license for the construction of a wind energy farm which received tariff approval after the cumulative wind energy sectoral capacity of tariff approvals exceeded 300 MW; and the last third will be imposed on the electricity consumer public through the electricity tariff.

Recently, the EA has determined that all future wind farms will be exempt from licensing requirements, as their connection to the grid will be implemented through clusters of wind turbines, each under 16MW capacity. The economic implication of this decision could be significant since any new wind farm will operate under the electricity market regime rather than under a regulated tariff structure.

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

•
Management, Disposal, and Remediation of Hazardous Substances. Renewable energy projects and materials handled, stored, or disposed of on project properties may be subject to the federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), and analogous state laws. Environmental liability may arise under CERCLA for contamination that occurred prior to a project developer’s ownership of or operations at a particular site and can be imposed on a joint and several basis. Project developers could be responsible for the costs of investigation and cleanup, and for any related liabilities, including claims for damage to property, persons, or natural resources. Such responsibility may arise even if the project developer was not at fault and did not cause, or was not aware of, the contamination. To limit exposure to such environmental liability related to the land where a project is constructed, a developer may, prior to executing a lease or purchase agreement for the property, commission an environmental site assessment (that is, a Phase I Environmental Site Assessment). That Phase I Environmental Site Assessment is a necessary, but not sufficient, requirement if the project developer plans to attempt to take advantage of the bona fide prospective purchaser defense against CERCLA liability.

In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gas (“GHGs”), including methane and carbon dioxide, byproducts of burning fossil fuels. The Inflation Reduction Act, enacted in August 2022, appropriated significant federal funding for renewable energy initiatives and, for the first time ever, imposes a fee on GHG emissions from certain facilities. This law provides significant funding and incentives for research and development of low-carbon energy production methods and could increase the operating costs of conventional energy sources and accelerate the transition away from fossil fuels, which could, in turn, benefit our renewable energy projects, business and results of operations. However, members of the current U.S. administration have from time-to-time expressed opposition to renewable energy tax incentives and certain provisions of the Inflation Reduction Act and other policies supportive of renewable energy. In January 2025 an executive order was issued that, among other things, pauses the disbursement of funds appropriated through the Inflation Reduction Act. The results of this executive order or efforts to repeal or amend the Inflation Reduction Act cannot be predicted at this time. Members of the current U.S. administration have also opposed other policies of the previous administration aimed at reducing the GHG emissions, including issuing an executive order withdrawing the United States from the Paris Agreement, thereby reversing the 2021 decision to make the United States a signatory to the Paris Agreement.

Europe and other jurisdictions

Outside of the United States, our renewable energy projects are also subject to a number of regulatory requirements in relation to EHS issues. While a number of these requirements and broader relevant EHS policies may be set at a regional (e.g., European Union) level, specific requirements such as permitting restrictions are usually set at a local level. For example, the European Union has also adopted the Renewable Energy Directive, which sets a binding target for at least 42.5% of total EU energy consumption to be renewable by 2030, with an ambition of over 45% (the “Renewable Energy Directive”).

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

In addition, as part of Israel’s national climate policy, the Israeli government in October 2020 set targets to increase the share of electricity generated from renewable energy sources (solar, wind, water and others) to 20% by December 31, 2025, and to 30% by December 31, 2030. In October 2021, the Ministry of Energy published a roadmap to reduce carbon emissions by 80% in the energy sector by 2050 compared to the 2015 reference year. In addition, the roadmap targets a 1.3% annual improvement in energy efficiency and a cessation of the use of coal by 2030 for the production of electricity. The roadmap includes supplemental objectives to help achieve the principal targets, and the EA subsequently published additional guidance on achieving these goals. In May 2022, the Ministry of Energy and the EA published operational plans for achieving the above-mentioned national goals. In January 2025, the Ministry of Energy released an updated roadmap, according to which over 88% of the measures outlined in the original 2022 roadmap have been implemented or are in the process of implementation. By 2030, the updated roadmap predicts that photovoltaic solar installations will reach approximately 15,987 MW of installed capacity, making up the vast majority of Israel’s renewable energy mix. The updated roadmap also addresses key implementation challenges for solar deployment, particularly noting the need to increase installation rates from the current average of 1,000 MW per year to approximately 1,400 MW annually—a 40% increase. Additionally, the updated roadmap highlights initiatives to promote solar energy, including the “KVA 15” green track program for expedited approval of solar installations and the innovative “Thousand Solar Roofs” program targeting the installation of solar systems on public buildings. The next update to the roadmap is expected to be developed as part of a comprehensive strategic plan for renewable energy for 2035, the work on which commenced in January 2025.

On February 9, 2025, the Ministry of Energy and the EA published a strategic roadmap for achieving net-zero emissions of greenhouse gases in the energy sector by 2050. The roadmap outlines three potential scenarios, all of which feature solar energy as a significant component, comprising between 45% and 64% of Israel’s future energy mix. The plan emphasizes the importance of developing renewable energy and storage facilities in a distributed manner to ensure energy supply continuity. Solar energy, combined with storage solutions, is expected to play a central role, with electricity demand projected to increase more than threefold by 2050 to approximately 220 TWh annually. The strategy particularly emphasizes the need for increased storage capacity both co-located with solar facilities and as standalone projects to manage the intermittent nature of renewable energy sources. In July 2024, the Ministry of Energy published a white paper addressing underground space utilization for energy storage applications. The framework identifies significant geological potential in Israel for various energy storage solutions, including underground compressed air energy storage systems and potential integration with renewable energy projects. The document emphasizes the need for a comprehensive regulatory framework to govern underground storage facilities, both as standalone projects and in conjunction with renewable energy installations, while establishing clear guidelines for environmental protection and safety standards. The Ministry of Energy recommends developing supporting policies and financial mechanisms, including subsidies and grants, to encourage the development of these storage technologies, which are considered crucial for managing the increasing integration of renewable energy into Israel’s electricity grid.

In July 2024 the Israeli Ministry of Environmental Protection published the Israeli Taxonomy for Classifying Sustainable Economic Activities, focusing on mitigating greenhouse gas emissions. The taxonomy provides a voluntary framework for classifying economic activities based on their environmental impact, closely mirroring the EU taxonomy. It assesses activities according to their impact on six environmental and climate change goals and includes technical screening criteria for significant contributions to climate mitigation and “Do No Harm” criteria for five other climate and environmental objectives. The taxonomy includes several energy-related economic activities, including electricity generation using PV solar technology, electricity generation using concentrated solar power, or CSP, technology, electricity generation from wind power, electricity storage, and thermal energy storage. Upon the publication of the Israeli taxonomy, the Ministry of Environmental Protection announced plans to expand the taxonomy to cover additional economic activities, aligning with updates to the European taxonomy. The Ministry of Environmental Protection also stated that it intends to introduce new green taxonomies, including an adaptation taxonomy.

In September 2024, the Knesset approved a mechanism for the taxation of greenhouse gas and local pollutant emissions (“Carbon Tax”), which became effective on January 1, 2025. The Carbon Tax will implement a gradual increase in fuel tax and purchase tax rates by fuel type from 2025, through early 2030, when the tax rates are intended to fully internalize the external cost resulting from fuel consumption. In connection with this tax mechanism, the Ministry of Economy and Industry published Director General Directive 4.79, and Director General Directive 4.80 establishing grants programs to support industrial adaptation to the Carbon Tax, by providing financial support to eligible industrial plants from January 1, 2025, through December 31, 2030.

Other licensing, permitting and land use requirements

Renewable energy projects are also subject to multiple licenses and permits depending on the characteristics of the project, including the requirement to obtain a business license, a toxins permit, an emission permit and a discharge permit, each as required under different provisions of Israeli law. On September 1, 2024, the Environmental Protection Law (Streamlining Environmental Licensing Procedures) (Legislative Amendments) came into effect (“Integrated Licensing Law”), constituting a significant reform in the environmental licensing processes of businesses operating in Israel. The purpose of the Integrated Licensing Law is to simplify and unify licensing procedures, as well as to significantly reduce the regulatory burden. The Integrated Licensing Law unifies licensing procedures based on the regulatory principles in the European Union, allowing in appropriate cases for a unified environmental permit to be granted, which may replace a business’s emissions permit, toxins permit and conditions imposed by the Ministry of Environmental Protection for the business’s business license or replace two of the three if only two are required for its activity. The conditions in the unified permit will include only aspects that are currently regulated under the aforementioned laws or under the Business Licensing Law, 1968. Although the Integrated Licensing Law is already in force, many of its provisions will become effective only starting in 2027.

Renewable energy projects are also subject to land use requirements, including zoning and building regulations. The various permits and licenses may include requirements in relation to infrastructure, installation of treatment facilities for the treatment of environmental impacts, including various reporting obligations to relevant authorities.

In addition, renewable energy projects are subject to regulation to prevent environmental hazards in connection with noise, shadow flicker effects (light), and air pollution.

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

In July 2022, the Ministry of Environmental Protection published a position paper regarding approved and planned wind energy projects. According to this position paper, the potential ecological damage associated with wind turbines is significant, specifically with regard to birds. The position paper states that wind energy projects that are approved or under construction should be required to monitor ongoing bird activity and have in place operating regimes and control mechanisms to prevent damage to bird populations, including measures that ensure the immediate cessation of turbines as necessary. In addition, the position paper states that approval of new wind energy projects should be avoided altogether until sufficient knowledge has been gathered about the effectiveness of the operating regimes and control mechanisms in place at existing facilities. The position paper is not binding and the impact that this position paper will have on the future of wind energy projects in Israel is unclear.

In December 2010, the Israeli National Committee for Planning and Construction approved a specific zoning plan to regulate PV plants from small rooftop mounted installations and facilities on land plots of less than 0.75 square kilometers. The zoning plan provides two routes for the construction of PV production facilities: permitting and planning. Permits are available for rooftop mounted installations and for land installations on specifically designated lands, while a plan is required to be filed with and approved by relevant planning authority for projects in other areas. The zoning plan provides a preference for construction of PV facilities in areas designated for construction and development, and authorizes planning authorities to approve relatively larger projects in certain areas in northern and southern Israel. Additional zoning plans exist for wind energy and regarding land use in connection with other electricity production facilities, including electricity systems, natural gas and other fuels.

A proposed change to December 2010 zoning plan would allow the approval of permits for PV facilities with dual use (including water reservoirs and fish pools), and should also allow the construction of energy storage facilities in the areas of plans which do not include building rights for their construction.

As part of a reform of the Israeli electricity sector launched in 2018, the EA published a decision in September 2022 that regulates the activity of private electricity production facilities, including wind and solar, and their ability to sell electricity directly to suppliers. The deregulatory decision aims to reduce the centralization of the Israeli electricity sector and open the supply market for the entry of private companies in addition to the Israel Electric Corporation, which currently dominates the supply market. Accordingly, since July 2024, consumers can purchase electricity directly from private electricity producers, and as of November 30, 2024, 178,910 consumers have switched to private suppliers. As part of the second phase of the reform in the Israeli sector, 4,000 megawatts from existing producers will enter the competitive market in January 2025 and will be available for sale to residential consumers. Subsequently, an additional 3,000 megawatts based on renewable energy and storage facilities will be connected.

In February 2025, the Ministry of Energy published a draft regarding the “100,000 Solar Roofs” program, which aims to add solar panels to roofs of 100,000 residential buildings by 2030. This initiative is expected to add 1.6 GW to Israel’s solar energy capacity and help meet the national target of 30% renewable energy by 2030. The program includes a comprehensive package of incentives, including new tariff structures that will shorten the investment payback period to just five years, tax benefits, regulatory easements for connecting to the electricity grid and subsidized loans for apartment building committees.

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

Employees and human capital management

As of March 15, 2025, we had 360 full-time employees. None of our employees currently are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good. We focus on attracting, developing and retaining a team of highly talented and motivated employees. We regularly conduct assessments of our compensation and benefit practices and pay levels to help ensure that staff members are compensated fairly and competitively. Employee performance is measured in part based on goals that are aligned with our annual objectives, and we recognize that our success is based on the talents and dedication of those we employ. To help our employees succeed in their roles, we emphasize continuous training and development opportunities.

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

Legal proceedings

We may, from time to time, be involved in litigation and claims arising out of our operations in the ordinary course of business.

In November 2024, one of our subsidiaries commenced two actions in the U.S. against a supplier of battery storage products and its guarantor, based on a breach of contract. These claims, for an amount of approximately $35.8 million, are now being arbitrated by the American Arbitration Association. The supplier filed counter claims for an amount of approximately $67.3 million. These actions are pending, and although we cannot assess their results with certainty, we believe that our claim against the supplier will be decided in our favour and the supplier’s counterclaim will be dismissed.

Currently, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of any litigation.

C.          Organizational Structure

Our legal name is Enlight Renewable Energy Ltd. and we are organized under the laws of the State of Israel.

For a complete list of our subsidiaries, please refer to Exhibit 8.1 to this Annual Report.

D.          Property, Plants and Equipment

Our corporate headquarters are located in Rosh Ha’ayin, Israel, where we lease offices under an agreement that expires in January of 2027, with an option to extend for an additional three years. During 2024, we leased an additional 463 square meters of office space at this location, bringing the total office space to approximately 2,923 square meters.

Our U.S. headquarters is located in Boise, Idaho, where we occupy an office space totaling approximately 17,289 square feet with a lease beginning on June 30, 2023 and expiring on June 30, 2030.

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

For additional information, see Item 4.B “Business Overview.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements contained in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements contained in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022 has been reported previously in Part I, Item 5. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024.

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

We have achieved significant growth in recent years. For the years ended December 31, 2023 and 2024, our total revenues and income was $261 million and $399 million, respectively, representing year-over-year growth of 53%. For the years ended December 31, 2023 and 2024, our net profit was $98 million and $67 million, respectively, and our operating profit was $158 million and $176 million, respectively.

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

2008	Our Founding
2009	First project finance closed in Israel for rooftop solar energy project
2010	Listing on the Tel Aviv Stock Exchange
2011	Initiation of onshore wind energy development activities in Israel
2012	First solar energy project in Europe
2013	Onset of construction of Halutzyut, the largest solar energy project in Israel at the time
2014	First wind energy project in Europe
2015	Commercial operation of Halutzyut
2016	Entry into the Balkan wind energy market
2017	Entry into the Hungarian solar energy market
2018	Acquisition of the biggest onshore wind energy project under development in Spain
2019	Entry into the Swedish wind energy market
2020	Acquisition of Björnberget, one of the largest onshore wind energy farms in Europe
2021	Entry into the United States through the Clēnera Acquisition
2023	Listing on Nasdaq; first operational project in the United States
2024	Our flagship U.S. project, Atrisco Solar and Storage, became operational

Our Business Model

We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 10 to 30 years. The remaining duration of the PPAs of our Operational Projects range from 7 to 22 years as of February 19, 2025. We also sell electricity generated by some of our projects in Sweden and Spain under a Merchant Model. Revenues from our PPAs comprised approximately 67% and 75% of all revenues from the sale of electricity in 2023 and 2024, respectively, while revenues generated from the sale of electricity under a Merchant Model comprised approximately 29% and 14% of all revenues from the sale of electricity in 2023 and 2024. Our revenue from projects outside of the United States represented 97% and 98% of all revenues from the sale of electricity in the year ended December 31, 2023 and 2024, respectively. For more information regarding our other sources of revenues from the sale of electricity, see “—Components of Our Results of Operations—Total revenues and income.”

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Growth in the renewable energy market

The renewable energy market represents one of the largest growth opportunities in the global energy sector. Creating new opportunities across markets and technologies, increasing demand for sustainable energy continues to be driven by global action to combat the climate crisis, the ongoing replacement cycle for aging energy infrastructure, the expanding electrification of the broader economy and the increasing criticality of energy security. Growing public demand coupled with favourable regulatory trends and government policy are also incentivizing development of renewable energy projects. These governmental incentives include tax credits and abatements, accelerated depreciation deductions, grants, rebates, renewable portfolio standards and carbon taxes. These industry, economic and policy trends support our growth and we expect them to continue.

Power prices across Europe and the United States

Power prices have experienced significant volatility across Europe, largely driven by a significant increase and subsequent decline in the price of natural gas. According to Bloomberg, the average power price across Italy, Spain, Hungary and the Nordic markets reached a peak of EUR 404 per MWh in August 2022, post Russia’s invasion of Ukraine. Due to successive warm winters and high natural gas storage levels in Europe, power prices have since come down materially, with an average electricity price for the four previously named countries of EUR 81 per MWh in February 2025, a decline of 80% from August 2022 peak. Notwithstanding the significant decline since the peak of 2022, we believe that current prices still reflect levels that are favourable for our business. According to Bloomberg, the average electricity price in the aforementioned markets during 2024 was EUR 78 per MWh, 86% above the average of EUR 42 per MWh in 2020. Renewable energy has become a critical source of power for European utilities and large corporations seeking to secure long-term, attractively priced electricity. Price volatility in recent years has also emphasized the need for national energy security for European countries, as well as diversification away from imported hydrocarbons, with domestically produced and carbon-free renewable energy providing an ideal way to meet these goals.

Nonetheless, declining prices had a direct impact on our revenues from the sale of electricity in 2024 for projects that we operate under a Merchant Model in Sweden and Spain. In these markets, a decrease in energy prices directly translated into a decrease in the price at which we sell electricity. For example, in the fourth quarter of 2023, we sold electricity in Spain at Project Gecama under a Merchant Model, at an average price of EUR 49 per MWh. We also incurred balancing costs of EUR 1.6 per MWh and “windfall tax” of EUR 7 per MWh, resulting in a net price of EUR 40 per MWh. In the fourth quarter of 2024, we sold electricity in Spain at Project Gecama at an average price of EUR 79 per MWh. We also incurred balancing costs of EUR 1.9 per MWh and “generation tax” of EUR 6 per MWh, resulting in a net price of EUR 71 per MWh, an increase of 77% compared to the same period last year. This also translated into a positive impact on Gecama’s revenues from the sale of electricity, which rose by EUR 3 million to EUR 14 million in the fourth quarter of 2024, an increase of 32% from the same period in 2023.

In the United States, power prices as reflected in PPA offtake contracts continue to rise. According to LevelTen Energy, national PPA prices for solar power have risen to approximately $57 per MWh by the end of 2024, an increase of approximately 108% from the start of 2021. This increase was driven by greater demand for electricity in the country, linked in part to the broader use of electricity in the transport and information technology sectors. With our interconnect advantage, multiple large-scale projects deliverable in the near term, Enlight is in a unique position to help supply the electricity in need. This dynamic has enabled us to renegotiate previously signed agreements with U.S. utilities, amending prices upwards by an average 30% for 3.0 GW of PPAs over the past three years. Higher Company revenues from the sale of electricity lead to increased profits and boost overall project returns.

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

In 2024, prices for solar panels and storage batteries resumed their historical trend and continued to decline significantly. For example, U.S. solar panel prices were in the range of $0.26-$0.28 per watt at the end of February 2025, an increase of approximately 8% from the start of 2024 and a decline of approximately 20% from the start of 2023. At the same time, European solar panel prices fell to as low as $0.08-$0.09 per watt. U.S. storage battery prices were in the range of $155 per KWh at the end of February 2025, a decline of approximately 10% and 35% from the start of 2024 and 2023 respectively. These lower prices have been driven in part by a collapse in the prices of the underlying raw materials used in the manufacture of solar panels and batteries: polysilicon (used in solar panels) and lithium (used in batteries). Prices for these commodities dropped between 36% to 40% respectively during 2024, according to Bloomberg.

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

Supply chain issues leading to longer ramp-up times for newly operational wind projects

In 2024, we experienced a slower ramp-up of our newly operational wind farms. This was driven partially by quality issues associated with some equipment manufactured during the peak of the supply chain disruption in 2021-2022, coupled with the longer than expected time taken by our suppliers to repair such equipment under their contractual warrantees. This has resulted in availability levels below contractual guarantees. For example, repairs of several wind turbines at our Björnberget project in Sweden have taken longer than expected. As a result, Björnberget experienced an 87% rate of availability for the full year 2024, lower than the 95- 97% expected level of operational performance.

We are working diligently with our suppliers to complete the required repairs in order to reach full production at these facilities. Moreover, our contracts provide us with compensation in the event our assets perform at availability levels below the contractual guarantee. For the year ending December 31, 2024, we received a total of $13 million in compensation linked to inadequate performance of equipment that had been supplied. Of this amount, the Company recognized $10 million in compensation from Siemens linked to lower performance of turbines than expected at the Björnberget project in Sweden. For more information, see Item 3.D “Risk Factors—Risks related to development and construction of our renewable energy projects— Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs and delays could adversely affect our financial performance.”

Major equipment malfunctions leading to project shutdowns

In November 2024, one of the blades in a wind turbine generator in the Björnberget wind farm failed, which led to a temporary shutdown of the wind farm. In early January 2025, another blade failure occurred with a different wind turbine generator at Björnberget. This prompted a complete shutdown of the wind farm, during which 51 of the turbines halted operations for three weeks. Operations are gradually being resumed following comprehensive safety inspections by the supplier of the wind farm turbine generators. As of the date of this Annual Report, 28 turbines out of 60 are operational.

The Company is pursuing all actions to bring the farm to full operation in the near future, including urging the supplier of the wind turbine generators to carry out necessary remedial work. Based on the advice from the Company’s external legal counsel, the Company expects that it may, among other things, obtain compensation for any and all costs, expenses and losses (including lost profits) incurred as a result of the defects in the wind turbine generators and the related downtime period during which the wind turbine generators were not operational.

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

Our future growth also depends on our ability to raise capital at an attractive cost and in a timely manner. Rising interest rates across our markets has a minimal impact on our outstanding debt, whereby 86% of our consolidated indebtedness net of deferred financing costs as of December 31, 2024 was locked in at a fixed-rate. Our exposure to rising interest rates relates primarily to either financing projects under construction whereby the base rate is set at each date the facility is drawn, as well as projects under development for which PPAs have been signed but financing has not yet been arranged. For such projects under development, we are working to amend the projects’ PPAs to reflect higher power prices, thereby offsetting the impact of increased interest rates. If we incur delays in raising capital from external sources, we may have to invest more of our own equity in our projects than originally planned or find other ways to finance capital expenditures in advance of financial close. For example, during 2024 we invested $234 million of excess equity in the Atrisco Energy Storage project, driven by delays to the financial close. In order to be prepared for the possible need to invest excess equity in projects under construction or nearing construction, the Company maintains $350 million of revolving credit facilities that can be drawn upon to meet peak equity requirements until permanent financing is arranged. This provides additional flexibility to help the Company deliver on its project portfolio.

In addition, the Company intends to pursue sales of portions of the projects it owns, which may include currently operational projects or those currently under construction or pre-construction, or in our Development or Advanced Development portfolios. Enlight intends to sell minority stakes in certain of its projects, however this proportion may increase up to full disposal should the asset be deemed non-core to our operations. For example, in January 2025, the Company announced the signing of an agreement for the sale of 44% of the Sunlight Cluster of renewable energy projects in Israel for $50 million (including deferred payments) to two Israeli institutional investors. For details, see Item 4.A “Selected Recent Developments.”

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

Seasonality

Seasonal trends affect both our solar energy and wind energy projects, with energy output varying seasonally depending on the location of a specific project. The cash flow generated from any project is directly related to the amount of energy produced at such project. We produce a substantial amount of our solar energy projects’ energy during the summer months when solar resources tend to be most available. Our wind energy projects also have seasonal variation in output, though the projects differ in terms of which months are more favourable. Although seasonality may affect us on a project-by-project level, our geographic and technological diversity reduces seasonal effects on our global business performance.

Components of Our Results of Operations

Revenues

We primarily generate revenue from the sale of electricity produced by our renewable energy facilities which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 10 to 30 years. The remaining duration of the PPAs of our Operational Projects ranges from 7 to 22 years.

We sell electricity produced by project Gecama under the Merchant Model and manage our exposure to Merchant Risk through hedging agreements. In 2024 we hedged 65% of production at an average price of EUR 100 per MWh. For 2025, we have hedged approximately 60% of expected production at an average price of EUR 65 per MWh.

In prior years, portions of the revenues from the sale of electricity we generated from the operation of renewable energy facilities in Israel were accounted for as financial assets under IFRS (“Financial Asset Projects”) (for more information on financial assets accounting, see “—Financial Asset Projects).” For these Financial Asset Projects, though we were the legal owner of the facility, because of the manner in which the government controlled and regulated the electricity license terms, from an accounting perspective, the facility was viewed as if ownership had been transferred to the government. We were therefore considered to be a contractor, recognizing only a small portion of the proceeds generated from the sale of electricity under the PPA revenue from the sale of electricity. The remaining proceeds generated from the sale of electricity for the Financial Asset Projects were recognized as finance income through the repayment of the Financial Asset (as defined below). For more information, see “—Financial Asset Projects.” Due to a significant change in the concession arrangement vis-a-vis the State of Israel, these projects were no longer considered Financial Asset Project as of January 1, 2024. As a result, the accounting treatment of these projects has shifted to a Fixed Asset method, in line with all of our other operating projects.

Additionally, we generate revenue from sale of green certificates, asset management, development services and construction services that we provide to projects owned by us and third parties. For services provided to projects we own, revenues are eliminated upon consolidation. Revenues in respect to these activities are recognized upon provision of the services over the term of the arrangement. Services provided to third parties largely comprise development services provided by Clēnera to Parasol with respect to the Parasol projects that we did not acquire in the Clēnera Acquisition. The Company has decided to no longer provide services to third parties in the U.S., and is in the process of terminating development services to Parasol. For more information on the Clēnera Acquisition, see Note 8A(1) to our consolidated financial statements included elsewhere in this Annual Report.

We expect our total revenues and income to increase as we (i) convert our projects under construction, our projects in pre-construction, our contracted projects, our Advanced Development Projects and our Development Projects into Operational Projects, and (ii) benefit from inflation-linked price provisions contained in certain of our offtake contracts for our Operational Projects.

Tax Benefits

The recognition of income from tax benefits arises from two mechanisms: the first relates to a tax equity partnership structure, and the second pertains to the direct sale of tax benefits to third parties. In the tax equity partnership structure, the Company receives a cash payment at the time of facility commissioning, reflecting the tax benefits that the partner will receive in return. These benefits may include ITCs, in which case the income is recognized over a period of five years, or PTCs, where the income is recognized over a period of 10 years. Additionally, this payment generally includes entitlement to tax-related benefits, primarily depreciation for tax purposes. In the direct sale structure, the Company recognizes profits from the sale of tax benefits at the time of sale and at the sale price.

Cost of sales

Our cost of sales for total revenues and income or from the operation of renewable energy facilities includes expenses associated with the ongoing operations of our projects such as project site maintenance, municipal taxes, rent and insurance. Cost of sales that are incurred in connection with our construction and management services consist of employee compensation, including share-based compensation, and related human capital expenses.

We anticipate that, in the near term, our absolute cost of sales will increase as we increase the number of Operational Projects but on a relative basis, our cost of sale to total revenues and income ratio will not change materially.

Depreciation and amortization

Depreciation and amortization expense primarily reflects depreciation of our projects over their estimated useful lives. For more information on how we depreciate and amortize our assets, see Notes 2(D)(3) and 2(G) to our consolidated financial statements included elsewhere in this Annual Report.

Operating expenses

General and administrative expenses

General and administrative expenses consist primarily of employee compensation, including share-based compensation and directly attributable or allocated corporate costs including, legal, accounting, treasury and information technology expenses, office expenses, professional fees, and other corporate services costs. We expect that in the near term our general and administration expenses will increase in absolute numbers as we grow our team but will decrease as a percentage of total revenues and income as more projects become operational.

Development expenses

Development expenses consist of expenses related to our business development activities including project sourcing and submission to tenders, costs incurred for the development of our project pipeline, such as allocated employee compensation, including share-based compensation, third-party development spend including interconnection and transmission studies, surveying and project diligence costs, and regulatory compliance studies. We expense development costs for a project as long as we estimate that the realization of such project is improbable. Once we believe it is probable that the relevant project will be materialized, development costs incurred for such project are capitalized. Should the realization of the project become improbable, the capitalized amounts are deducted through development expenses. As we continue to expand our pipeline of early-stage Development Projects, we expect our development expenses to increase in absolute numbers but decrease as a percentage of total revenues and income as more projects become operational.

Gains from projects disposals

With respect to gains (losses) from asset disposals, as part of our strategy to accelerate growth and reduce the need for equity financing, the Company aims to sell parts of or the entirety of selected renewable energy project assets from time to time. In the event of deconsolidation following a full or partial project sale, we include realized gains or losses from these asset disposals on the Income Statement.

Other income

As discussed elsewhere in this Annual Report, the size of our Earn-Out obligations in respect of the Clēnera Acquisition depends on how quickly certain projects that we acquired from Clēnera reach COD. Due to delays in the expected COD of various projects, our expected liability in respect of the Earn-Out payments was lower than what we had previously assumed. This reduction in liability resulted in $9 million being recorded as other income for the year ended December 31, 2024 (for more information regarding the reduction in our estimated Earn-Out payments, see Note 8A1 to our consolidated financial statements included elsewhere in this Annual Report). As of December 31, 2024, our liabilities with respect to the payment of the Earn-Out are no longer effective. In addition, other income also contains compensation from suppliers linked to generation delays.

Finance income

Financial income includes income from interest on deposits, as well as the revaluation of certain currency and interest rate hedges, and revaluation of foreign currency-denominated financial assets. Finance income primarily also includes proceeds from the sale of electricity generated from our Financial Asset Projects that are accounted as finance income, though only for the year ending December 31, 2023. For more information, see “—Financial Asset Projects.”

Finance expenses

Finance expenses primarily consist of interest we pay for our bonds and for loans taken to finance our projects, the impact of changes in the Israeli Consumer Price Index on a portion of these loans, loans provided by non-controlling interests, revaluation of hedge transactions, and expenses related to lease liabilities. Expenses related to the part of potential future earn-out payments that is not subject to the two co-founders’ continued tenure with Clēnera and which was recognized on the balance sheet on a discounted basis is also included. See “—Other Income” where we describe that this Earn-Out obligation is no longer effective as of December 31, 2024.

Taxes on income (tax benefits)

Taxes on income (tax benefits) consist primarily of income taxes imposed by the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. As of December 31, 2024, our net operating loss carry forwards for tax purposes amounted to approximately $300 million.

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

The accounting treatment of Financial Asset Projects shifted to the Fixed Assets method as of January 1, 2024, in line with all our other operating projects.

A.          Operating Results

The following tables summarize key components of our results of operations data and such data as a percentage of total revenues and income for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future. For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024.

	Year ended December
	2024	2023 ( *)
	(in thousands)
Revenues	$377,935	$255,702
Tax benefits	20,860	5,440
Total revenues and income	398,795	261,142
Cost of sales	(80,696)	(52,794)
Depreciation and amortization	(108,889)	(65,796)
General and administrative expenses	(38,847)	(31,356)
Development expenses	(11,601)	(6,347)
Total operating expenses	(240,033)	(156,293)
Gains from projects disposals	601	9,847
Other income, net	16,172	43,447
Operating profit	175,535	158,143
Finance income	20,439	36,799
Finance expenses	(107,844)	(68,143)
Total finance expenses, net	(87,405)	(31,344)
Profit before tax and equity loss	88,130	126,799
Share of losses of equity accounted investees	(3,350)	(330)
Profit before income taxes	84,780	126,469
Taxes on income	(18,275)	(28,428)
Profit for the year	$66,505	$98,041

Profit for the year attributed to:
Owners of the Company	44,209	70,924
Non-controlling interests	22,296	27,117

	Year ended December
	2024	2023 ( *)
Total revenues and income	100%	100%
Cost of sales	(20.2)%	(20.2)%
Depreciation and amortization	(27.3)%	(25.2)%
General and administrative expenses	(9.8)%	(12.0)%
Development expenses	(2.9)%	(2.4)%
Total operating expenses	(60.2)%	(59.8)%
Gains from projects disposals	0.2%	3.8%
Other income, net	4.0%	16.6%
Operating profit	44.0%	60.6%
Finance income	5.1%	14.1%
Finance expenses	(27.0)%	(26.1)%
Total finance expenses, net	(21.9)%	(12.0)%
Profit before tax and equity loss	22.1%	48.6%
Share of losses of equity accounted investees	(0.8)%	(0.2)%
Profit before income taxes	21.3%	48.4%
Taxes on income	(4.6)%	(10.9)%
Profit for the year	16.7%	37.5%
Profit for the year attributable to:
Owners of the Company	11.1%	27.2%
Non-controlling interests	5.6%	10.3%

(*) In 2024, the Company changed the presentation of its Income Statement, to include the presentation of specific items such as Tax Benefits that were previously included in Other Income and to remove Gross Profit. The Company applied such change retrospectively throughout this Annual Report. For additional details please see Note 2R to our consolidated financial statements included elsewhere in this Annual Report.

Comparison of the years ended December 31, 2024 and 2023

Revenues

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)

Electricity, green certificates and operation of facilities	$368,572	$247,442	$121,130	49%
Construction and management services	9,363	8,260	1,103	13%
Total revenue	$377,935	$255,702	$122,233	48%

The following table presents our revenues from electricity, green certificates and operation of facilities and our revenues from construction and management services as a percentage of our total revenue for each period presented above.

Electricity, green certificates and operation of facilities

Revenues from the sale of electricity, green certificates and operation of facilities increased by $121 million, or 49%, to $368.6 million for the year ended December 31, 2024 compared to $247.4 million for the year ended December 31, 2023. The increase in revenue was primarily driven by the addition of new projects, including Atrisco in the U.S., Tapolca in Hungary, Pupin in Serbia and the Solar & Storage cluster in Israel. The Company also benefited from the ramp up of Björnberget and Genesis Wind farm in Israel. In total, the aforementioned projects collectively contributed an additional $96 million to our revenues. An additional $9 million in revenues was derived from inflation indexation of PPAs. An additional $15 million in revenues was recorded due to the change in accounting treatment of projects that were previously treated as financial assets and are now treated according to a fixed asset model in line with the rest of our projects. Revenues from the sales of green certificates amounted to $3.7 million and $3.8 million for the years ending December 31, 2024 and December 31, 2023, respectively.

Construction and management services

Revenues from construction and management services increased by $1.1 million, or 13%, to $9.4 million for the year ended December 31, 2024 compared to $8.3 million for the year ended December 31, 2023. This increase was primarily due to the provision of more construction services in Israel in 2024 compared to 2023.

Tax Benefits

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)

Tax benefits	$20,860	$5,440	$15,420	283%

Income from tax benefits increased by $15.4 million, or 283%, to $20.9 million for the year ended December 31, 2024 compared to $5.4 million for the year ended December 31, 2023. The increase is primality due to the commissioning of project Atrisco, located in New Mexico, United States, which contributed $8 million during the year.

Cost of sales

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)
Cost of sales:
Operating and maintenance	$69,134	$45,751	$23,383	51%
Construction and management services	11,562	7,043	4,519	64%
Total cost of sales	$80,696	$52,794	$27,902	53%

Operations and maintenance expense

Operations and management expense increased by $23.4 million, or 51%, to $69.1 million for the year ended December 31, 2024 compared to $45.8 million for the year ended December 31, 2023. The increase in operations and maintenance expense was primarily driven by the addition of new projects, including Atrisco in the U.S., Tapolca in Hungary, and the Solar & Storage cluster in Israel. In total, the aforementioned projects collectively contributed an additional $22 million of operating and maintenance expenses.

Construction and management services expense

Construction and management services expense increase by $4.5 million, or 64%, to $11.6 million for the year ended December 31, 2024 compared to $7 million for the year ended December 31, 2023.

Depreciation and amortization expense

Depreciation and amortization expense increased by $43.1 million, or 65%, to $108.9 million for the year ended December 31, 2024 compared to $65.8 million for the year ended December 31, 2023. The increase was primarily driven by the addition of new projects, including Atrisco in the U.S., Tapolca in Hungary and the Solar & Storage cluster in Israel. In total, the aforementioned projects collectively contributed an additional $41 million of depreciation and amortization expense.

Operating costs and expenses

General and administrative expenses

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)

General and administrative expenses	$38,847	$31,356	$7,491	24%

General and administrative expenses increased by $7.5 million, or 24%, to $38.9 million for the year ended December 31, 2024 compared to $31.4 million for the year ended December 31, 2023. The increase was primarily driven by a $4.5 million increase in employee salaries and benefits resulting from the hiring of additional personnel in the ordinary course of business, and a $2.4 million increase in advisory fees related to the global expansion of our business.

Development expenses

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)

Development expenses	$11,601	$6,347	$5,254	83%

Development expenses increased by $5.3 million, or 83%, to $11.6 million for the year ended December 31, 2024 compared to $6.3 million for the year ended December 31, 2023. The increase was primarily driven by the increase in development of projects.

Gains from projects disposals

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)

Projects disposals	$601	$9,847	$(9,246)	(94)%

Gains from projects disposals decreased by $9.3 million, or 94%, to $0.6 million for the year ended December 31, 2024 compared to $9.8 million for the year ended December 31, 2023. In 2023 we sold two projects in Israel and one in the United States for a total gain of $9.8 million. In 2024, we sold one project in Israel for a total gain of $0.6 million.

Other income, net

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)

Other income, net	$16,172	$43,447	$(27,275)	(63)%

Other income decreased by $27.3 million, or 63%, to $16.2 million for the year ended December 31, 2024 compared to $43.4 million for the year ended December 31, 2023. The decrease was primarily driven by additional delays to the scheduling of expected COD for various projects that we acquired as a result of the Clēnera Acquisition, which led to additional reductions in liabilities in respect of our Earn-Out obligations in the year ended December 31, 2024, though to a lesser extent compared to the year ending December 31, 2023 (for more information, see “—Components of Our Results of Operations—Other Income”).

Finance Income / (Expense)

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)

Finance income	$20,439	$36,799	$(16,360)	(44)%
Finance expense	(107,844)	(68,143)	(39,701)	58%
Total Finance Expense	$(87,405)	$(31,344)	$(56,061)	179%

Finance income was $20.4 million for the year ended December 31, 2024, a decrease of 44% compared to $36.8 million for the year ended December 31, 2023. Finance expense was $107.8 million for the year ended December 31, 2024, an increase of 58% compared to $68.1 million for the year ended December 31, 2023. The decrease in finance income is primarily due to revaluation of financial assets denominated in foreign currencies and revaluation of interest rate hedges, which benefited the Company in 2023. In addition, the shift in accounting treatment of certain renewable energy projects from Financial Assets to Fixed Assets resulted in a decrease of $10 million. The increase in finance expense resulted primarily from the commissioning of the aforementioned new projects, which in turn recognize interest payments for their debt on the Income Statement.

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

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of our strategy to accelerate growth and reduce the need for equity financing, the Company sells parts or the entirety of selected renewable energy project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and not to rely on any single financial measure to evaluate our business performance.

The following table sets forth our Adjusted EBITDA for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		Period-over-Period Change
	2024	2023	Dollar	Percentage
	(in thousands, except percentages)

Adjusted EBITDA	$289,115	$194,228	$94,887	49%

The following table provides a reconciliation of adjusted EBITDA to net income for the periods indicated:

	For the Year Ended December 31,
	2024	2023
	(in thousands)
Net Income	$66,505	$98,041
Depreciation and amortization	108,889	65,796
Share based compensation	8,360	4,970
Non-recurring other income*	(3,669)	(34,681)
Finance income	(20,439)	(36,799)
Finance expenses	107,844	68,143
Share of losses of equity accounted investees	3,350	330
Taxes on income	18,275	28,428
Adjusted EBITDA	$289,115	$194,228

* For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net.

B.          Liquidity and Capital Resources

Overview

In February 2023, upon completion of our U.S. IPO, we received net proceeds of approximately $270.7 million, after deducting underwriters’ discounts and commissions and offering expenses of approximately $21.6 million.

On August 27, 2024, we filed with the Israel Securities Authority a shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus allows the Company to raise funds in Israel from time-to-time at the discretion of the Company through the offering and sale of various securities including debt and equity. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering. Pursuant to a shelf offering report dated October 10, 2024, the Company has offered and sold to Classified Investors (as such term is defined in the Israeli Securities Law) NIS 591,016,000 Series D Debentures, raising total gross proceeds of approximately NIS 500 million (or approximately $132.9 million). In November 2024, we offered and sold to Classified Investors (as such term is defined in the Israeli Securities Law) NIS 200,000,000 Series D Debentures (as defined below), raising total gross proceeds of approximately NIS 171 million (or approximately $47 million). See “—Holding Company—Level Debt Overview—Debentures (Series D).” In February 2025, we offered and sold NIS 468,784,000 (or approximately $131.9 million) Series G Debentures (as defined below) and NIS 414,847,000 (or approximately $116.7 million) Series H Debentures (as defined below), raising total gross proceeds of approximately NIS 455.2 million (or approximately $128.1 million) and NIS 414.8 million (or approximately $116.7 million), respectively. See “—Holding Company—Level Debt Overview—Debentures (Series G)” and “—Holding Company—Level Debt Overview—Debentures (Series H).” The Company intends to use the net proceeds from the offering for investments in its large-scale portfolio in the United States, Europe and MENA, and for other general corporate purposes. As of the date of this Annual Report, the Company has not made any decision as to the offering of any additional securities, nor as to the scope, terms or timing of any such offering, and there is no certainty that such an offering will be made. Any such offering would comply with the registration requirements of the Securities Act and any applicable U.S. state securities laws, or utilize an applicable exemption from either or both, as the case may be.

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

We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, and funds from expected future financing agreements, will be sufficient to support our liquidity and capital requirements for at least the next 12 months from the date of this Annual Report. Our future capital requirements will depend on many factors, including our total revenues and income growth, the timing and extent of our conversion of Development Projects and Advanced Development Projects into Operational Projects to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors, including those described elsewhere in this section under “—Key Factors Affecting Our Performance” and under Item 3.D “Risk Factors.” We may, in the future, enter into additional arrangements to acquire or invest in complementary businesses, which could increase our cash requirements.

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

Financing the construction of our projects

Our projects are long-term infrastructure assets that require significant upfront investment but minimal ongoing capital investments and expenses due to the inherently-free costs of wind and sunlight allowing for the generation of high margins throughout their useful life. We have historically financed each project individually through a combination of project finance and equity. From time to time, we also procure equipment and other materials on behalf of projects prior to securing project finance and equity commitments in order to mitigate issues caused by supply chain disruptions. As of February 19, 2025, we had approximately $500 million in contractual obligations related to such procurement (with projects Quail Ranch and Country Acres accounting for approximately 90% of this).

Project finance

We utilize project finance to fund a significant portion of the construction costs of our projects. Project finance typically accounts for approximately 35% to 90% of total project costs, depending on the other financing sources that are available for a given project (i.e. long-term loans or tax equity partnerships). When structuring project finance, we evaluate our alternatives holistically. We focus on several objectives, including maximizing project equity returns, reducing the overall equity requirement for the project, minimizing the cost of finance and maintaining operational flexibility. Project finance providers typically look to PPA quality when negotiating loan terms. As such, a loan’s interest rate and debt amortization correlate to contract duration and offtaker credit rating. In certain instances, we may elect to borrow less from project finance providers in order to maximize project equity returns. For example, for project Gecama in Spain, we secured non-recourse project finance, which only funded approximately 50% of the total project costs but enabled us to pursue the Merchant Model which, based on electricity prices in Spain as of the date of this Annual Report, continues to generate equity returns significantly higher than the projections we used when planning the project.

As of December 31, 2024, we had raised approximately $2.4 billion in project financing since our founding and had approximately $2 billion of project finance debt outstanding. Our project finance debt, with an average duration of approximately 7.5 years, has been secured at an all-in weighted average interest rate of 4%, of which 93% is fixed-rate. Most of our project finance debt in Israel, totaling approximately $750 million as of December 31, 2024, is indexed to the Israeli consumer price index. The inflationary impact on the principal balance of our Israeli project finance debt is offset through our PPAs in Israel, which are also all indexed to the Israeli consumer price index.

In Europe and in Israel, our project finance arrangements are largely structured as non-recourse bank loans at the project level with some minor exceptions during the construction period. We secure these loans from a wide range of banks operating in the geography in which the project is based. We have borrowed from over 35 different financial institutions, highlighting our deep network of banking relationships across our target markets. Principal amortization and interest payments under these debt financings are generally due either on a quarterly or semi-annual basis, and the project-level borrowers are subject to various fees payable to the lenders and their agents under the relevant financing documents, including annual agency fees and quarterly commitment fees that generally are calculated as a percentage of the outstanding loan or letter of credit commitments, as applicable. As part of the Solar and Storage financing, we have entered into a definitive construction facility agreement with Bank Hapoalim. The facility will be used to finance the ongoing construction of the Solar & Storage cluster in Israel. The European Bank for Reconstruction and Development and the Erste Group Bank AG provided a $95 million financing package for the construction of the Pupin wind project in Serbia. Raiffeisen Bank granted a $42 million senior project financing facility for the construction of the Tapolca solar project in Hungary and the recycling of excess equity in AC/DC project in Hungary.

In Europe, voluntary prepayment of the loans is generally permissible, in whole or in part and without premium or penalty (other than customary interest period breakage costs). In Israel, voluntary prepayment triggers a make-whole payment. The projects may have to make mandatory prepayments in certain circumstances as well, such as if the projects fail to satisfy the conditions required to permit distribution of certain project revenues and income over certain periods of time. Projects are permitted to make distributions from project revenues and income only if certain requirements are satisfied, including satisfaction of a specified debt service coverage ratio over a specified period of time, which is the ratio of operating cash available for debt service after payment of operating expenses to the project’s debt service obligations. Furthermore, these project financings contain customary covenants that, among other things and subject to certain exceptions, restrict the project-level borrower’s ability to incur new debt or guarantee the debt of others, grant liens, sell or lease certain assets, transfer direct equity interests, dissolve, make distributions and change its business. The financing agreements for these project financings also generally contain default and related acceleration provisions with contractual cure rights relating to, among other things, the failure to make required payments or to observe other covenants in the financing agreement and related documents, defaults by the relevant project company or by other parties under specified agreements relating to the project or the financing documents, the termination of certain specified agreements, and certain bankruptcy-related events, subject to certain exceptions and cure periods. Certain changes in the upstream ownership or control of the project-level borrower without lender consent may also cause a default under these project financings.

In the United States, we entered into definitive construction financing agreements related to Atrisco Energy Storage project, a component of the Atrisco Solar and Energy Storage complex with a consortium of eight lenders led by HSBC Securities (USA) Inc., which were used to finance the construction of the project. The financing converted into a $185 million term loan provided by the consortium led by HSBC Securities (USA) Inc., as well as tax equity of $222 million provided by U.S. Bancorp Impact Finance following the project’s COD. Historically, permanent project finance in the United States has been provided through a combination of tax equity and back leverage, which are generally funded by two different capital providers. Given the geographic composition of our portfolio and its high solar irradiance profile (90% of our Mature Projects portfolio and 72% of our total portfolio in the United States as of February 19, 2025 was located in the Western United States), we envision that many of our projects will opt to claim PTCs rather than ITCs. This will enable us to raise a greater quantum of tax equity to fund the construction of our projects, reaching 45% to 55% of total project costs. Moreover, the transferability provisions of the Inflation Reduction Act may enable us to eliminate the need for tax equity and replace it with cheaper long-term bank financing. We expect that the utilization of PTCs and the potential elimination of tax equity investment may both significantly reduce the equity requirement for our Mature Projects in the United States and reduce transaction costs.

Project equity

In general, we utilize project equity to fund the residual 10% to 30% of the total project costs. In certain of our projects, we partner with other investors who take a certain minority equity stake in the project and provide their pro rata share of the equity financing, reducing the size of the equity financing required from us. We also benefit from management fees and promote payments from our partners. For future projects, particularly for those in the United States where there are currently no minority shareholders, we intend to fund a portion of project costs through sale of minority stakes to investors. Our strategy is to remain the controlling shareholder of our projects.

In order to finance our project equity requirement, we utilize holding company level equity and debt offerings. As of February 19, 2025, we had raised $1.7 billion in the Israeli and U.S. capital markets through a mixture of corporate bonds and convertible bonds and equity, and on February 26, 2025, we raised an additional aggregate amount of approximately $245 million by issuing debentures in Israel. As of the date of this Annual Report, we have approximately $857 million of corporate and convertible bonds outstanding with a weighted average duration of approximately 3.8 years, at a weighted average effective interest rate of 4.9%. As we accelerate our activity in the United States through Clēnera and our overall business grows, we believe the U.S. capital market will be a key source of capital going forward. Moreover, as cash flow from our Operational Projects increases, we believe we will have more flexibility to determine if we would like to fund our project equity requirement using holding company level debt or equity offerings, cash on our balance sheet, or a combination of both.

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

Holding company level debt overview

Debentures

Series	Debt Outstanding as of December 31, 2024 (USD in millions)*		Effective interest rate	Effective interest rate debt component only	Indexation	Bond rating as of December 31, 2024	Duration (Years)
C		$133	3.2%	1.5%	None	A2 il stable	3.61
D		$284	5.3%	5.3%	None	A2 il stable	3.52
E		$21	4.4%	4.4%	None	Unrated	0.17
F		$174	4.4%	4.4%	None	A2 il stable	1.56
G	$	**128	5.7%	5.7%	None	A2 il stable	6.00
H	$	**117	5.7%	4.0%	None	A2 il stable	6.00

* Based on the exchange rate reported by the Bank of Israel on December 31, 2024, which was NIS 3.647 to $1.00.

 **Debentures issued after the balance sheet date of December 31, 2024.

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

•
the Series E Debentures are repayable in 13 payments, including 12 semi-annual payments, each at a rate of 3.5% of the principal amount and an additional payment, at a rate of 58.0% of the principal amount, which was paid on March 1, 2025;

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

•
we will not create and/or will not agree to create, in favour of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2024, the remaining principal balance for payment in respect of the Series E Debentures was approximately $21.5 million.

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

•
the Series F Debentures bear a fixed annual interest to be paid semi-annually, in March and September of each of the years 2019 to 2026 (inclusive). The Series F Debentures weighted average effective interest rate is approximately 4.4%;

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

•
we will not create and/or will not agree to create, in favour of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2024, the remaining principal balance for payment in respect of the Series F Debentures was approximately $176.2 million.

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

•
the Series C Debentures weighted average interest rate and effective interest rate is approximately 1.5% and 3.2%, respectively. The effective interest rate takes into account the embedded value of the equity component of the convertible debentures;

•
the unpaid principal balance of the Series C Debentures is convertible into ordinary shares, according to the following schedule: from the date of listing of the Series C Debentures on the TASE and until December 31, 2023, each NIS 90 (or approximately $25) par value of the Series C Debentures will be convertible into one of our ordinary shares. By December 31, 2023, NIS 80,570 par value of Series C Debentures were converted to 895 ordinary shares; and (ii) from January 1, 2024 to August 22, 2028, each NIS 240 (or approximately $66.2) par value of the Series C Debentures will be convertible into one of our ordinary shares;

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

•
we will not create and/or will not agree to create, in favour of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2024, the remaining principal balance for payment in respect of the Series C Debentures was approximately $145.8 million.

Debentures (Series D)

In July 2021, we issued NIS 385,970,000 (or approximately $106.4 million) par value debentures (the “Series D Debentures”), and in October and November 2024 we have expanded that series by issuing additional Series D Debentures in amounts of NIS 591,016,000 (or approximately $156.6 million) and NIS 200,000,000 (or approximately $54.7 million), respectively. The Series D Debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series D Debentures are not linked to index or currency;

•	the Series D Debentures are repayable in two payments, each at a rate of 50% of the principal amount, on September 1, 2027 and 2029;

•	the Series D Debentures bear a fixed annual interest of 1.5%, to be paid semi-annually, in March and September of each of the years 2021 to 2029 (inclusive);

•	the Series D Debentures effective interest rate is approximately 5.3%;

•	the Series D Debentures is not secured by any collateral or other security; and

•	so long as the Series D Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity according to our financial statements (audited or reviewed) will not be less than NIS 1,250 million (approximately $344.6 million);

•	the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

•
the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 15 during more than two consecutive financial statements (audited or reviewed);

•	the equity to total balance sheet ratio in our standalone reports will be no less than 25% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favour of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of December 31, 2024, the remaining principal balance for payment in respect of the Series D Debentures was approximately $322.7 million.

Debentures (Series G)

In February 2025, we issued NIS 468,784,000 (or approximately $131.1 million) par value debentures (the “Series G Debentures”). The Series G Debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series G Debentures are not linked to index or currency;

•
the Series G Debentures are repayable in four annual payments, each at the rate of 25% of the principal of the Series G Debentures, which will be paid on September 1 of each of the years 2030 through 2033 (inclusive);

•	the Series G Debentures bear a fixed annual interest of 5%, to be paid semi-annually, in March and September of each of the years 2025 to 2033 (inclusive), starting on September 1, 2025;

•	the Series G Debentures is not secured by any collateral or other security; and

•	so long as the Series G Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity will not be less than $600 million during two consecutive financial statements (audited or reviewed);

•	the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

•
the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 17 during two consecutive financial statements (audited or reviewed);

•	the equity to total balance sheet ratio in our standalone reports will be no less than 28% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favour of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of the date of this Annual Report, the Company has not made any payments with respect to the principal or the interest payable in respect of the Series G Debentures, in accordance with their terms.

Debentures (Series H)

In February 2025, we issued NIS 414,847,000 (or approximately $116.7 million) par value debentures (the “Series H Debentures”). The Series H Debentures were issued under certain terms, including, but not limited to, the following terms:

•	the Series H Debentures are not linked to index or currency;

•
the Series H Debentures are repayable in four annual payments, each at the rate of 25% of the principal of the Series H Debentures, which will be paid on September 1 of each of the years 2030 through 2033 (inclusive);

•	the Series H Debentures bear a fixed annual interest of 4%, to be paid semi-annually, in March and September of each of the years 2025 to 2033 (inclusive), starting on September 1, 2025;

•
the unpaid principal balance of the Series H Debentures is convertible into ordinary shares, according to the following schedule: from the date of listing of the Series H Debentures on the TASE and until August 31, 2027, each NIS 80 (or approximately $22.50) par value of the Series H Debentures will be convertible into one of our ordinary shares and (ii) from September 1, 2028 to August 22, 2033, each NIS 1000 (or approximately $281.32) par value of the Series H Debentures will be convertible into one of our ordinary shares;

•	the Series H Debentures is not secured by any collateral or other security; and

•	so long as the Series H Debentures remain outstanding, we are required to meet the following financial covenants:

•	equity will not be less than $600 million during two consecutive financial statements (audited or reviewed);

•	the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed);

•
the ratio of net financial debt (consolidated) to EBITDA (as defined in the indenture) as of the calculation date (if any) will not exceed 17 during two consecutive financial statements (audited or reviewed);

•	the equity to total balance sheet ratio in our standalone reports will be no less than 28% during two consecutive financial statements (audited or reviewed);

•
we will not create and/or will not agree to create, in favour of any third party whatsoever, a floating charge of any priority on all of its assets, i.e., a general floating charge, to secure any debt or obligation whatsoever; and

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures.

As of the date of this Annual Report, the Company has not made any payments with respect to the principal or the interest payable in respect of the Series H Debentures, in accordance with their terms.

For more information regarding our debentures, see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.

Credit facilities

In July 2021, we entered into credit agreements (the “Credit Agreements,” each as amended) with Bank Hapoalim Ltd. with borrowing capacity up to approximately $74 million available for borrowing and with Bank Leumi Le-Israel Ltd. (together with Bank Hapoalim Ltd., the “Lenders”) with borrowing capacity up to approximately $43 million (the “Credit Facilities”). As of the date of this Annual Report, we have drawn a total of approximately $117 million under the Credit Facilities to fund capital expenditures and development of our existing projects in the United States as well as future acquisitions and investments in the United States.

The Credit Facilities include certain terms, including, but not limited to, the following terms:

•	the facility period shall be 18 months following the date of provision of credit;

•	repayment of principal will be made in one payment, 60 months after the date of provision of credit. The interest will be paid on a quarterly basis; and

•	so long as the Credit Facilities remain outstanding, we are required to meet the following covenants:

•	to submit routine and standard reports to the Lenders;

•	to maintain a rating of Baa3.il, or a corresponding rating, from one of the local rating agencies (Maalot or Midroog), or from one of the international rating agencies (Moody’s and/or S&P);

•	to maintain a current negative pledge and a negative pledge in favour of the Lenders, in respect of proceeds which will be received by some of our subsidiaries, as defined in the Credit Agreements;

•	to maintain our total equity, as defined in the Credit Agreements, above a total of NIS 1 billion (or approximately $275.7 million);

•	the ratio between standalone net financial debt and net cap will not exceed 70% during two consecutive quarters;

•	the result obtained by dividing the net financial debt ratio by operating profit for debt service, on a consolidated basis, will not exceed 18 during two consecutive quarters; and

•	the equity to total balance sheet ratio, on a standalone basis in our separate financial information, as defined in the Credit Agreements, will not fall below 20% during two consecutive quarters.

Revolving credit facilities

The Company maintains revolving credit facilities with several Israeli banks, under which the Company may draw an aggregate of up to $350 million. As of December 31, 2024, we had drawn $90 million from these facilities. As of the date of this Annual Report, we had no outstanding liability under these facilities.

Sources of liquidity

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2024	2023
	(in millions)
Net cash provided by operating activities	$193.1	$149.6
Cash from financing activities
Project level finance net of repayments	240.0	420.4
Project level tax equity	410.0	116.0
Project level cash from equity partners net of distributions	(28.0)	(9.1)
Holding company debt issuance net of repayments	151.9	68.3
Holding company equity issuance	0.0	266.5
Deferred financing costs	(21.6)	(2.0)
Other	(6.0)	(4.8)
Total Sources	$746.0	$855.3
Net cash used in investing activities
Capital Expenditures and acquisition expenses	$941.3	$830.7
Short term investments	0.1	(32.6)
Total Uses	941.4	798.1
Net change in cash	$(2.3)	$206.9

	Year ended December 31,
	2024	2023
	(in thousands)
Net cash provided by operating activities	$193,072	$149,620
Cash used in investing activities	(941,367)	(798,065)
Cash generated from financing activities	745,987	855,305

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

For the year ended December 31, 2024, net cash provided by operating activities of $193.1 million was attributable to a net income of $66.5 million, adjusted by net, non-cash charges of $196.6 million, a net decrease in working capital of $3.4 million, net cash interest expense of $62.2 million, cash income tax payment of $11.2 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $108.9 million, taxes on income in the amount of $18.3 million, finance expenses, net in the amount of $83.6 million, other income, net in the amount of $5.0 million, tax benefits in the amount of $20.9 million and share-based payments in the amount of $8.4 million.

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

The decrease in net income was primarily driven by a number of non-recurring events which benefited net income in the year ended December 31, 2023, as described above. These include the reduction in expected Earn-Out payments; revaluation of financial assets denominated in foreign currency; and revaluation of interest rate hedges. The increase in non-cash charges in the year ended December 31, 2024 is primarily due to an increase in depreciation and amortization linked to the commissioning of the new projects mentioned above.

Investing Activities

Our investing activities primarily consist of capital expenditures related to project acquisitions and the purchase of property, plant and equipment related to our Mature Projects.

For the year ended December 31, 2024, net cash used in investing activities was $941.4 million, which was primarily related to project development and construction.

For the year ended December 31, 2023, net cash used in investing activities was $798.1 million, which was primarily related to project development and construction.

The increase in net cash used in investing activities for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily driven by an increase in project development and construction activities.

Financing Activities

Our financing activities primarily consist of issuance of non-recourse project finance debt, issuance of corporate bonds and equity and project equity from our various partners.

For the year ended December 31, 2024, net cash provided by financing activities was $746 million, which was primarily related to cash received from project-level financing net of repayments of $240 million and from project level tax equity partners of $410 million, distributions to our project equity partners net of cash received from them of $28 million and cash received from our holding company’s debt issuances of $151.9 million.

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

The decrease in net cash provided by financing activities for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the level of financing activity in the last two years. In 2023 the Company raised approximately $270.7 million in its U.S. IPO. In 2024, we raised debt in Israel along with financial closing (including long-term debt and tax equity partnerships as relevant) for projects in the U.S. and Israel, reflecting a $200 million increase over the amount of debt and tax equity raised in 2023.

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

As a consequence of Clēnera not achieving pre-agreed development milestones, our liabilities in respect of the Earn-Out are no longer effective as of December 31, 2024. As a result, the total Earn-Out payment will be significantly lower than the originally agreed maximum amount of $232 million, and the total consideration for the Clēnera Acquisition will be lower than originally anticipated.

In addition to the Earn-Out, the founders of Clēnera retain an option to sell their remaining 9.9% ownership stake to us for up to $43 million (depending on the achievement of certain milestones and calculation of the final acquisition price), exercisable on the fifth anniversary of the consummation of the Clēnera Acquisition, i.e. August 2026.

C.          Research and Development, Patents and Licenses, Etc.

We do not conduct research and development and have not had any research and development policies in place during the last three fiscal years.

D.          Trend Information

For information regarding changes in the global trade relations, including the imposition of tariffs, and the effects thereof on us, see Item 3.D. “Risk Factors—Risks Related to Government Regulation—We may be negatively affected by changes in the global trade relations including the imposition of tariffs, which could adversely affect our financial performance.” For information regarding changes to regulations and incentives for renewable energy projects, see Item 3.D. “Risk Factors—Risks Related to Government Regulation—Our projects and the industry in which we operate are highly regulated and may be adversely affected by legislative or regulatory changes or a failure to comply with energy regulations,” “—Government interventions in response to current high energy prices may negatively impact total revenues and income or increase our tax burden,” and “—Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.”

For information regarding the issuance of Series G Debentures and Series H Debentures that we issued in February 2025, see Item 5.B “Liquidity and Capital Resources—Holding Company Level Debt Overview.”

Other than the above and as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material effect on our total revenues and income, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

E.          Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, total revenues and income and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A.          Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of Mach 15, 2025:

Name	Age	Position
Executive Officers
Gilad Yavetz(3)	54	Chief Executive Officer and Director
Nir Yehuda	49	Chief Financial Officer
Amit Paz	58	Chief Innovation Officer
Ilan Goren	52	General Manager, Enlight US
Ayelet Cohen Israeli	57	Vice President, Operations
Gilad Peled	50	General Manager, Enlight MENA
Marko Liposcak	48	General Manager, Enlight EU
Lisa Haimovitz	59	Vice President, General Counsel
Meron Carr	52	Vice President, Strategic Projects
Ziv Shor	48	General Manager, Projects Execution & Assets Management Division
Non-Employee Directors
Yair Seroussi(3)*	69	Chairman of the Board
Liat Benyamini(1)(2)(4)*	48	Director
Michal Tzuk(2)(4)*	48	Director
Alla Felder(4)*	51	Director
Dr. Shai Weil(2)*	55	Director
Yitzhak Betzalel(1)(2)*	59	Director
Zvi Furman(1)(3)(4)*	76	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating committee

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

Amit Paz is a Co-founder and Chief Innovation Officer, leading the innovation in the Company. Prior to that, Mr. Paz served as Senior Vice President of Engineering, Contracting and Procurement from 2008 until 2024, leading project design, engineering, equipment procurement and EPC contracts across our project portfolio. Mr. Paz brings decades of experience in renewable energy projects in Israel and abroad. Prior to our establishment, Mr. Paz served as VP Strategic Alliances of Baran Group Ltd. (TLV: BRAN), one of the largest engineering companies in Israel. Mr. Paz holds an M.B.A. from Reichman University and a B.Sc. in Civil Engineering from the Technion (Israel Institute of Technology).

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

Ayelet Cohen Israeli joined our management team in 2021, serving as Vice President Operations. Prior to joining Enlight, Ms. Cohen Israeli served as the operations division manager at CAL and prior to that she managed Pelephone’s headquarters. Ms. Cohen Israeli holds a B.Sc in Industrial Engineering and Management from Ben Gurion University.

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

Lisa Haimovitz joined our executive team in 2023 and serves as our Vice President General Counsel. Ms. Haimovitz has extensive experience in senior executive positions at leading global public companies. Prior to joining us, Ms. Haimovitz served as Vice President and Global General Counsel at Gazit Globe Ltd. and as Senior Vice President and Global General Counsel at ICL Ltd., where she led global teams and cross organizational processes and transactions. Ms. Haimovitz also served as senior officer at the Israel Securities Authority. Ms. Haimovitz holds an M.B.A. in Finance and Accounting from the Recanati School of Business Administration, Tel-Aviv University, and an LL.B. from Tel-Aviv University.

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

Ziv Shor joined our executive team in 2024 and serves as our General Manager, Projects Execution & Assets Management Division. Prior to joining us, Mr. Shor served as Country Manager at JLL Ltd. from 2018 until 2024. In addition to his role at our Company, Mr. Shor is a lecturer for Real Estate Entrepreneurship at Adelson School of Entrepreneurship at Reichman University, Israel. Mr. Shor holds an Executive M.B.A from the Recanati School of Business Administration, Tel Aviv University, and a B.Sc. in Mechanical Engineering from Tel Aviv University.

Non-Employee Directors

Yair Seroussi has served as the chairman of the Board of Directors since May 2018. Mr. Seroussi serves as the chairman of ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global shipping operator. He is currently on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR), Stratasys Ltd. (NASDAQ: SSYS), and Prytek, a technology group in which he served as chairman until December 2024, and now as a director. He is also chairman of Tovanot B’Hinuch (a non-profit organization), and was previously on the board of directors of DSP Group, Inc. Mr. Seroussi brings immense experience to the board room, having served as chairman of Bank Hapoalim, one of Israel’s largest banks, and of the Association of Banks in Israel, and having led Morgan Stanley’s Israeli operations for over 15 years. In addition to his various professional roles, Mr. Seroussi sits on the Board of Governors at the Hebrew University, Weizmann Institute and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz Institute of Strategic Management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

Liat Benyamini has served as a member of the Board of Directors since April 2021. Ms. Benyamini has served as a director in numerous private and public companies. Ms. Benyamini serves as a partner in Sky Private Equity, one of Israel’s largest mid-market private equity funds. Her current board roles include Elspec Engineering Ltd. (TLV: ELSPC) and Fridenson Logistic Services Ltd. (TLV: FRDN). Ms. Benyamini is a Certified Public Accountant. She holds an M.A. in Contemporary Asian Studies and a B.A. degree in Accounting, Statistics and Operations Research, both from Tel Aviv University.

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

Alla Felder has served as a member of the Board of Directors since July 2023. Ms. Felder has been serving as the Chief Financial Officer of Weebit Nano Ltd. (ASX: WBT) since 2016. Ms. Felder serves on the boards, including the audit and compensation committees, of several publicly listed companies across several industries, including Ashtrom Properties Ltd. (TASE: ASHG), Israel Shipyards Ltd. (TASE: ISHI), Photomyne Ltd. (TASE: PHTM) and IdoMoo Ltd. (TASE: IDMO). Ms. Felder was a senior manager at PricewaterhouseCoopers and received a B.A. in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York. Ms. Felder is a Certified Public Accountant in Israel.

Dr. Shai Weil has served as a member of the Board of Directors since November 2009. Dr. Weil is an executive and a partner in various companies in the fields of industrial, technology, real estate, trade and services, including Milgam Ltd. (Group), Pango, AllCloud (Group), Minrav Group Ltd. (TLV: MNRV), Essence Partners, Har Tuv Group and Lumen Capital. Dr. Weil serves as the Chairman at Har Tuv Group, Lumen Capital, Essence Partners and Minrav Group Ltd. He is a member of the boards of the Israel Post Company, Aluma (a non-profit organization) and JGIVE (a non-profit organization dedicated to cultivating a culture of philanthropy in Israel). Dr. Weil holds a B.A. in Economics and Business Administration from Bar-Ilan University in Ramat Gan, Israel, an M.S. in Management from Boston University in Massachusetts and a D.P.S. in International Business and Management from Pace University in New York.

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

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix As of the date of this Annual Report
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

B.          Compensation

Unless otherwise indicated, the US Dollar exchange rate used in this section refers to the average exchange rate for 2024 reported by the Bank of Israel, which was NIS 3.70 to $1.00.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the Companies Law and regulations promulgated thereunder, the approval of our shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholders’ approval will also be required, including:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting on such matter, are voted in favour of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2.0% of the aggregate voting rights in the company.

Our non-employee directors are compensated based on applicable Israeli regulations regarding external director compensation. The aggregate amount paid by the Company to its directors in the year ended December 31, 2024 was approximately NIS 1.86 million (or approximately $0.5 million).

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

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved in the following order: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. In addition, the compensation committee may waive the shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will also be approved in accordance with the rules applicable to approval of compensation of directors.

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2024, was approximately $8.6 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2023 and paid during the year ended December 31, 2024). This amount includes approximately $0.39 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

During the year ended December 31, 2024, our directors and officers were granted RSUs and options to purchase an aggregate of 528,923 ordinary shares, at a weighted average exercise price of NIS 60.04 per share under the 2010 Plan (as defined below).

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2024 (“Covered Executives”). All amounts reported reflect the cost to us as recognized in our financial statements for the year ended December 31, 2024:

•	Mr. Gilad Yavetz, Chief Executive Officer. Compensation expenses recorded in 2024 of $0.41 million in salary expenses and $0.06 million in social benefits costs.

•
Mr. Ilan Goren, General Manager Enlight US. Compensation expenses recorded in 2024 of $0.34 million in salary expenses (including expenses and costs associated with Mr. Goren’s relocation to the United States in August 2024) and $0.04 million in social benefits costs.

•
Mr. Nir Yehuda, Chief Financial Officer. Compensation expenses recorded in 2024 of $0.33 million in salary expenses (including expenses associated with Mr. Yehuda’s relocation to the United Kingdom during 2023, and excluding relocation expenses that were paid to Mr. Yehuda in 2024 retroactively for 2023 of $0.03 million) and $0.04 million in social benefits costs.

•	Ms. Lisa Haimovitz, Vice President General Counsel. Compensation expenses recorded in 2024 of $0.26 million in salary expenses and $0.04 million in social benefits costs.

•	Mr. Gilad Peled, General Manager Enlight MENA. Compensation expenses recorded in 2024 of $0.24 million in salary expenses and $.0.05 million in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include, as applicable, the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with our compensation policy, we also pay cash bonuses to our Covered Executives upon compliance with predetermined performance parameters as set by the compensation committee and the board of directors. The cash bonus and commissions expenses expected to be paid for the year 2024 for Mr. Gilad Yavetz, Mr. Ilan Goren, Mr. Nir Yehuda Ms. Lisa Haimovitz and Mr. Gilad Peled are $0.26 million, $0.11 million, $0.11 million, $0.10 million and $0.09 million, respectively.

We recorded share-based compensation expenses in our financial statements for the year ended December 31, 2024 for Mr. Gilad Yavetz, Mr. Ilan Goren, Mr. Nir Yehuda Ms. Lisa Haimovitz and Mr. Gilad Peled of $0.82 million, $0.50 million, $0.36 million, $0.41 million and $0.41 million, respectively.

All share-based compensation grants to our Covered Executives were made in accordance with the parameters of our compensation policy and were approved by the company’s compensation committee and board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 19 to our audited consolidated financial statements included elsewhere in this Annual Report.

In April 2024, our shareholders approved in a special general meeting certain amendments to our compensation policy (the “Special General Meeting”). In addition, our shareholders approved at the Special General Meeting the following proposals related to compensation of our directors and officers:

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

•
the grant of 14,233 RSUs to the chairman of our board of directors, Yair Seroussi. The RSUs, which would be granted under the Company’s 2010 Plan, would vest in four equal annual installments of 25%, with the first installment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter.

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

The amended compensation policy and proposals related to compensation of our directors and officers are described in greater detail in the notice and proxy statement with respect to the Special General Meeting, which were filed with the SEC on March 1, 2024, and the Current Reports on Form 6-K filed with the SEC on March 28, 2024 and April 8, 2024, and are available at www.sec.gov.

In August 2021, our shareholders approved compensation for the chairman of our board of directors, Mr. Seroussi, which consists of (a) a cash payment of NIS 600,000 (or approximately $0.162 million) per year and (b) a grant of 142,000 options for no consideration, with an exercise price of NIS 71.89 (or approximately $19.4 based on the BOI Exchange Rate), which was equal to the average trading price of our ordinary shares on the TASE in the 30-day period prior to the grant, plus a premium as provided in our compensation policy. The options vest over a period of four years and are exercisable on a cashless basis. Mr. Seroussi is required to dedicate the equivalent of 40.0% of the time required by a full-time position to his role as chairman of our board of directors.

Additionally, we annually pay to each of our other non-employee directors (excluding the chairman of our board of directors) a cash retainer of up to NIS 99,880 (or approximately $27,000 based on the BOI Exchange Rate) with an additional payment for service on board committees of NIS 3,715 (or approximately $1,004 based on the BOI Exchange Rate) per committee meeting.

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

Equity Awards. Since our inception, we have granted options to purchase our ordinary shares and, since 2024, RSUs to our executive officers and our directors. Our board of directors recently approved the cancellation of certain vested and unvested share options previously granted to employees and officers of the Company and the replacement thereof with RSUs. For more details, see Item 6.B. “Compensation.”

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

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of our equity (excluding minority rights) as reflected in our most recent audited or reviewed financial statements prior to the date on which the indemnity payment is made. The indemnity will be given in the amount equal to the difference between the amount of the financial liability, in accordance with the indemnification agreements, and any amount paid (if paid) under directors and office holders insurance. In April 2024, our shareholders approved at the Special General Meeting the issuance of an exemption letter to our Chief Executive Officer, Gilad Yavetz, and each of our directors, exempting them from liability towards the Company under certain limited circumstances. See Item 6.B “Compensation.”

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

Authorized Shares. The maximum aggregate number of options that may be issued under the 2010 Plan and its U.S. Sub-Plan (as defined below) is 15,000,000. As of March 15, 2025, there were 5,570,352 ordinary shares available for issuance under the 2010 Plan. Ordinary shares subject to options or RSUs granted under the 2010 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2010 Plan shall become available again for future grant under the 2010 Plan.

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

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders (as such term is defined at the Ordinance) and are Israeli residents for tax purposes to receive favourable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders (as such term is defined at the Ordinance) who are considered Israeli residents for tax purposes may only be granted options and RSUs under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favourable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

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

Option exchange plan

On February 12, 2025, our board of directors approved the cancellation of certain vested and unvested share options previously granted to employees and officers of the Company, including our chairman of the board and CEO, who agree to the cancellation of such options, and the replacement thereof with RSUs (the “Option Exchange Plan”). The fair value of RSUs received will approximately equal 70% of the fair value of the options cancelled (as determined by an independent valuation firm) based on the fair value of the Company’s ordinary shares at the time of the award of the RSUs. The RSUs will vest over a three-year period, with one third vesting on each of the first, second and third anniversary dates of each grant.

Although all employees and officers of the Company may apply for participation, the Option Exchange Plan will be limited to the grant of a total of 400,000 RSUs to employees who are not also officers of the Company. Participation in the Option Exchange Plan by officers is subject to approval by the compensation committee and board of directors and, with respect to our chairman of the board and CEO, to the additional approval by a special general meeting of shareholders.

The board of directors approved the Option Exchange Plan in order to further motivate employees and officers to deliver the important strategic and operational initiatives of our Company and to reduce dilutive overhang on the Company’s stock. There are not expected to be any incremental compensation expenses associated with the Option Exchange Plan.

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

Chairperson of the Board

Our Articles of Association provide that the chairperson of our board of directors is appointed by our board of directors from among its members. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without shareholders’ approval consisting of a majority vote of the shares present and voting at a shareholders meeting, and in addition, either:

•
at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted on the proposal are voted in favour (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment that are voted against such appointment does not exceed 2% of the aggregate voting rights in the company.

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

Compensation Policy under the Companies Law

Under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•
at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favour (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval, which are voted against such approval, does not exceed 2% of the aggregate voting rights in the company.

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

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long-term. Our compensation policy provides for executive officer compensation in the form of share options and RSUs in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers.

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

Our compensation policy was amended in April 2024 by our shareholders at the Special General Meeting and is set forth in Exhibit 4.7 to this Annual Report. See Item 6.B “Compensation.”

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of March 15, 2025, Adi Yarimi, CPA from Chaikin Cohen Rubin & Co., is acting as our internal auditor.

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

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
a financial liability imposed on him or her in favour of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, are foreseeable based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favour of a third party;

•	a financial liability imposed on the office holder in favour of a third party harmed by a breach in an administrative proceeding; and

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

As of March 15, 2025, we had approximately 360 full-time employees, with approximately 160 of those employees being based in the United States and with approximately 175 of those employees being based in Israel. Employee turnover has not had a material impact on our operations to date. None of our employees are represented by a trade or labor union. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

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

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or other rights that are currently exercisable or exercisable within 60 days of March 15, 2025, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 119,095,640 ordinary shares outstanding as of March 15, 2025.

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

Principal shareholders	Number of Ordinary Shares	% of Outstanding Ordinary Shares
Greater than 5% shareholders
Migdal Insurance & Financial Holdings Ltd. (1)	7,255,590	6.09%
Harel Insurance Investments & Financial Services Ltd. (2)	11,550,672	9.70%
Phoenix Financial Ltd. (3)	11,438,885	9.60%
Meitav Investment House Ltd. (4)	12,617,928	10.59%
Clal Insurance Enterprises Holdings Ltd. (5)	8,789,561	7.38%
Menora Mivtachim Holdings Ltd. (6)	8,476,563	7.12%
Yelin Lapidot Holdings Management Ltd. (7)	6,018,721	5.05%
Directors and executive officers
Gilad Yavetz (8)	2,102,226	1.75%
Nir Yehuda (9)	290,672	*
Amit Paz (10)	1,188,088	*
Ilan Goren (11)	352,973	*
Ayelet Cohen Israeli (12)	88,257	*
Gilad Peled (13)	51,314	*
Marko Liposcak (14)	51,402	*
Lisa Haimovitz (15)	78,257	*
Meron Carr (16)	313,472	*
Ziv Shor (17)	0	*
Yair Seroussi (18)	240,115	*
Liat Benyamini (19)	1,704	*
Michal Tzuk (20)	1,704	*
Alla Felder (21)	1,704	*
Dr. Shai Weil (22)	42,256	*
Yitzhak Betzalel (23)	1,704	*
Zvi Furman (24)	1,704	*

All executive officers and directors as a group (17 persons)	122,301,225	2.62%

* Indicates ownership of less than 1%.

(1)
Pursuant to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on February 13, 2025, consists of 7,255,590 ordinary shares as of December 31,2024 beneficially owned by Migdal and entities under its control. The address of Migdal is 4 Efal Street, P.O. Box 3063, Petach Tikva, Israel

(2)
To the Company’s knowledge, consists of 11,550,672 ordinary shares as of December 31,2024, beneficially owned by Harel Insurance Investments & Financial Services Ltd. and entities under its control (“Harel”). In addition, to the Company’s knowledge, Harel holds 7,060,651 units of Series C Debentures. To the Company’s knowledge, the ultimate controlling shareholders of Harel are Mr. Yair Hamburger, Mr. Gideon Hamburger and Ms. Nurit Manor. The address of Harel is Abba Hillel 3, Ramat Gan, Israel.

(3)
To the Company’s knowledge, consists of 11,550,672 ordinary shares as of December 31,2024 beneficially owned by the Phoenix Financial Ltd. and entitles under its control (“Phoenix”). In addition, to the Company’s knowledge, Phoenix holds 70,375,443 units of Series C Debentures. The address of Phoenix is Derech Hashalom 53, Givataim, 53454, Israel.

(4)
Pursuant to a Schedule 13G filed by Meitav Investment House Ltd. (“Meitav”) with the SEC on February 18, 2025, consists of 12,617,928 ordinary shares, as of February 16, 2025, beneficially owned by Meitav and entitles under its control. The address for Meitav is 1 Jabotinski, Bene-Beraq, Israel.

(5)
To the Company’s knowledge, consists of 8,789,561 ordinary shares as of December 31,2024 beneficially owned by Clal Insurance Enterprises Holdings Ltd. and entities under its control (“Clal”). In addition, to the Company’s knowledge, Clal holds 22,651,517 units of Series C Debentures. The address for Clal is 36 Raul Walenberg St., Tel Aviv, Israel.

(6)
Pursuant to a Schedule 13G filed by Menora Mivtachim Holdings Ltd. (“Menora”) with the SEC on November 14, 2024, consists of 8,476,563 ordinary shares as of September 30, 2024 beneficially owned by Menora and entitles under its control. The address of Menora is Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel.

(7)
Pursuant to a Schedule 13G filed by Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”) with the SEC on July 31, 2024, consists of 6,018,721 ordinary shares as of July 25, 2025 beneficially owned by Yelin Lapidot Holdings and entitles under its control as of July 25, 2024. The address of Yelin Lapidot Holdings is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(8)
Consists of (i) 796,198 ordinary shares beneficially owned directly by Mr. Yavetz, (ii) 21,756 RSUs held by Mr. Yavetz that vest within 60 days from March 15, 2025, and (iii) 1,284,272 ordinary shares subject to options held by Mr. Yavetz that are exercisable within 60 days of March 15, 2025.

(9)
Consists of (i) 6,945 RSUs held by Mr. Yehuda that vest within 60 days from March 15, 2025, and (ii) 283,727 ordinary shares subject to options held by Mr. Yehuda that are exercisable within 60 days of March 15, 2025.

(10)
Consists of (i) 765,468 ordinary shares beneficially owned directly by Mr. Paz, (ii) 6,314 RSUs held by Mr. Paz that vest within 60 days from March 15, 2025, and (iii) 416,306 ordinary shares subject to options held by Mr. Paz that are exercisable within 60 days of March 15, 2025.

(11)
Consists of (i) 7,042 RSUs held by Mr. Goren that vest within 60 days from March 15, 2025 and (ii) 345,931 ordinary shares subject to options held by Mr. Goren that are exercisable within 60 days of March 15, 2025.

(12)
Consists of (i) 3,257 RSUs held by Ms. Cohen Israeli that vest within 60 days from March 15, 2025 and (ii) 85,000 ordinary shares subject to options held by Ms. Cohen Israeli that are exercisable within 60 days of March 15, 2025.

(13)
Consists of (i) 6,314 RSUs held by Mr. Peled that vest within 60 days from March 15, 2025 and (ii) 45,000 ordinary shares subject to options held by Mr. Peled that are exercisable within 60 days of March 15, 2025.

(14)
Consists of (i) 6,402 RSUs held by Mr. Liposcak that vest within 60 days from March 15, 2025 and (ii) 45,000 ordinary shares subject to options held by Mr. Liposcak that are exercisable within 60 days of March 15, 2025.

(15)
Consists of (i) 3,257 RSUs held by Ms. Haimovitz that vest within 60 days from March 15, 2025 and (ii) 75,000 ordinary shares subject to options held by Ms. Haimovitz that are exercisable within 60 days of March 15, 2025.

(16)
Consists of (i) 5,682 RSUs held by Mr. Carr that vest within 60 days from March 15, 2025 and (ii) 307,790 ordinary shares subject to options held by Mr. Carr that are exercisable within 60 days of March 15, 2025.

(17)
Consists of (i) 3,558 RSUs held by Mr. Seroussi that vest within 60 days from March 15, 2025 and (ii) 236,557 ordinary shares subject to options held by Mr. Seroussi that are exercisable within 60 days of March 15, 2025.

(18)	Consists of 1,704 RSUs held by Ms. Benyamini that vest within 60 days from March 15, 2025.

(19)	Consists of 1,704 RSUs held by Ms. Tzuk that vest within 60 days from March 15, 2025.

(20)	Consists of 1,704 RSUs held by Ms. Felder that vest within 60 days from March 15, 2025.

(21)
Consists of (i) 40,552 ordinary shares beneficially owned directly by Dr. Weil and (ii) 1,704 RSUs held by Dr. Weil that vest within 60 days from March 15, 2025. Not included as beneficially owned by Dr. Weil are 801,304 ordinary shares owned directly by Givon Investments Partnership (GAAS), which is controlled by the Weil family of which Dr. Weil is a part.

(22)	Consists of 1,704 RSUs held by Mr. Betzalel that vest within 60 days from March 15, 2025.

(23)	Consists of 1,704 RSUs held by Mr. Furman that vest within 60 days from March 15, 2025.

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

Registered Holders

Based on the information provided to us by our transfer agent as of March 15, 2025, Cede & Co. was the one registered holder of our ordinary shares, holding approximately 13.52% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor are they representative of where such beneficial holders reside.

Change in Control Arrangements

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.          Related Party Transactions

The following is a description of our related party transactions as defined under Item 7.B of Form 20-F, since January 1, 2022.

Agreements with Directors and Officers

Employment Agreements. We have entered into written employment agreements with each of our executive officers. See Item 6. “Directors, Senior Management and Employees.”

Awards. Since our inception, we have granted options to purchase our ordinary shares and, since 2023, RSUs to our executive officers and certain of our directors. Our board of directors recently approved the cancellation of certain vested and unvested share options previously granted to employees and officers of the Company and the replacement thereof with RSUs. We describe our option plans under Item 6.B “Compensation.”

Exculpation, Indemnification and Insurance. Our Articles of Association permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. In addition, our compensation policy permits us to indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with our directors and office holders undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities that are covered by insurance. In addition, we have also issued an exemption letter to our Chief Executive Officer and each of our directors, exempting them from liability towards the Company under certain limited circumstances. See Item 6.B “Compensation-Employment agreements with executive officers and directors” and Item 6.C “Board Practices-Exculpation, Insurance and Indemnification of Office Holders.”

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

Item 8. Financial Information

A.          Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

We may, from time to time, be involved in litigation and claims arising out of our operations in the ordinary course of business.

In November 2024, one of our subsidiaries commenced two actions in the U.S. against a supplier of battery storage products and its guarantor, based on a breach of contract. These claims, for an amount of approximately $35.8 million, are now being arbitrated by the American Arbitration Association. The supplier filed counter claims for an amount of approximately $67.3 million. These actions are pending, and although we cannot assess their results with certainty, we believe that our claim against the supplier will be decided in our favour and the supplier’s counterclaim will be dismissed.

Currently, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of any litigation.

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

B.          Significant Changes

No significant changes have occurred since December 31, 2024, except as otherwise disclosed in this Annual Report.

Item 9. The Offer and Listing

A.          Offer and Listing Details

Our ordinary shares commenced trading on the Nasdaq Global Select Market on February 10, 2023, under the symbol “ENLT.” Prior to this, no public market in the United States existed for our ordinary shares. Our ordinary shares were registered for trading on the TASE in 2010 under the symbol “ENLT.”

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

D.          Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except that such restrictions may exist with respect to shareholders who are deemed enemies of the State of Israel under Israeli law.

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

Furthermore, where an individual claims real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will be taxed at a rate of 30.0%. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate as specified in Section 126 of the Ordinance, which is 23.0% in 2025. Notwithstanding the foregoing, individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income—23% for corporations in 2025 and a marginal tax rate of up to 47% (in 2025) for individuals.

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

Notwithstanding the above, a reduced tax rate may be provided under an applicable tax treaty, subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced withholding tax rate. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25.0%. Generally, however, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25.0% of the gross income for such preceding year consists of certain types of dividends and interest and further provided that such income was not subject to corporate tax benefits under the Investment Law. If dividends are distributed from income that was subject to a reduced corporate tax rate under the Investment Law and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the Treaty U.S. Resident in Israel. Application for this reduced tax rate requires appropriate documentation presented to and specific instruction received from the ITA. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3.0% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index. If the individual’s passive income (such as income derived from dividends, interest, and capital gains) exceeds said threshold, the individual will be subject to an additional 2% surtax on the excess amount.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Considerations for United States Holders

The following summary describes certain U.S. federal income tax considerations generally applicable to United States Holders (as defined below) of our ordinary shares. This summary is limited to the U.S. federal income tax consequences to United States Holders (as defined below) who hold our ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders subject to special rules including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders that are entities or arrangements treated as partnerships for U.S. federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares.

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

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

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

Certain Treasury regulations (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a United States Holder from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. However, the IRS has released notices (the "IRS Notices") which indicate that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the Foreign Tax Credit Regulations and IRS Notices.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that (i) either our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, where our ordinary shares are listed. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ordinary shares. Corporate United States Holders will not be eligible for the dividends received deduction with respect to dividends paid on our ordinary shares.

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

In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is reasonably certain to be refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to applicable U.S. Treasury regulations (subject to temporary relief potentially available under applicable IRS Notices until further IRS guidance), if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable U.S. Treasury regulations and IRS Notices.

Passive Foreign Investment Company Considerations

We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that generate passive income are categorized as passive assets, and the value of goodwill and other intangible assets is generally taken into account. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our market capitalization and the current and anticipated composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2024 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the year ended December 31, 2024 or the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be non-passive income under the Code. Based on the manner in which we operated in the year ended December 31, 2024, currently operate and intend to operate, we believe it reasonable for United States Holders to take the position that our gross income from energy sales is non-passive income.

However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the IRS or a court will agree with this position. If our income from sales of energy is not treated as derived from an active business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the public offering price of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2024 or will not be classified as a PFIC in the current taxable year or in the future.

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

If we were a PFIC for any taxable year that a United States Holder holds our ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of our ordinary shares if we are considered a PFIC. However, we do not intend to prepare or provide United States Holders the information that would enable United States Holders to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to entities in which we hold equity that are PFICs. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our ordinary shares and the potential consequences thereof.

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

Interest Rate Risk

As of December 31, 2024, we had $387 million of cash and cash equivalents. Interest-earning instruments carry a degree of interest rate risk. We have long-term debt instruments that subject us to the risk of loss associated with movements in market interest rates. A hypothetical 5% change in interest rates would not have had a material impact on our financial results for the years ended December 30, 2023 and 2024.

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

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of total revenues and income and operating expenses by approximately 4% for the year ended December 31, 2024 and a decrease of 10% in the U.S. dollar/EUR exchange rate would have increased our cost of total revenues and income and operating expenses by approximately 4%. If the NIS or EUR fluctuate significantly against the U.S. dollar, it may have a negative impact on our results of operations.

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

Our U.S. IPO generated gross proceeds of $288.8 million, and net proceeds of $267 million after deducting underwriting discounts and commissions and other issuance costs.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

As of the date of this Annual Report, we have applied all proceeds generated from our U.S. IPO.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

See report of Somekh Chaikin, a member firm of KPMG International, which is included on pages F-3-F-5 of the consolidated financial statements included elsewhere in this Annual Report.

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

Item 16B. Code of Ethics

We have adopted and we annually ratify our Code of Ethics and Conduct, which applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

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

We granted no waivers under our Code of Ethics and Conduct in fiscal year 2024.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Enlight Renewable Energy Ltd. at December 31, 2024, 2023 and 2022, and for each of the three years in the period ended December 31, 2024, appearing in this Annual Report have been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, located in Tel Aviv, Israel, PCAOB ID 1057. The current address of Somekh Chaikin is 17 Ha’arba’a Street, Tel Aviv 61070, Israel.

The table below sets out the total amount of services rendered to us by Somekh Chaikin, a member firm of KPMG International and a KPMG affiliate firm, for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	Year Ended December 31,
	2024	2023
	(in thousands)
Audit Fees	$861	$615
Tax Fees	128	91
Total	$989	$706

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for these years. For the year ending December 31, 2024, our auditors performed, for the first time, an integrated audit of our financial statement and our internal controls as required under the Sarbanes-Oxley Act.

Tax Fees

Tax fees for the years ended December 31, 2024 and 2023 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that it believes is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. Our insider trading policy is filed as an exhibit to this Annual Report.

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

The cybersecurity risk management methodology we employ to protect our renewable energy facilities was developed and implemented in accordance with guidelines from the Israeli Ministry of Energy, while at the same time considering international standards. We believe that we are in substantial compliance with the NIS2 Directive, an EU-wide legislation on cybersecurity that came into effect in 2023, and our defensive measures we take are compliant with the specific requirements of each country in which we operate.

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

We have implemented a requirement from our suppliers to adopt security-control principles based on industry-recognized standards, and we believe that our suppliers are materially meeting our cyber requirements as well as regulatory requirements.

As our portfolio of projects increased in size over the last few years, the scope of our technology has similarly increased, and we have had to improve and expand our IT defensive infrastructure. For example, in 2024 we enhanced the security of our corporate servers, added Multi-Factor Authentication to our Virtual Private Networks, implemented a Network Access Control solution and connected our office network to a specified SIEM/SOC service.

Cybersecurity Incidents

As of the date of this Annual Report, cybersecurity incidents we have experienced have not materially affected our business strategy, results of operations or financial condition.

In 2024 we have experienced a cyber incident, which was classified by us as immaterial, because it carried no damage to the Company or its data or infrastructure. In 2022, several of our corporate email accounts were compromised, which resulted in a payment being made to a fraudulent third-party actor. In addition, in 2021, cybercriminals launched an attack on an IT System in one of our smaller sites in Israel, which system is operated by a third party, and managed to gain control over the system. The attackers were not able to disrupt the production of electricity or cause any material damage. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude and global threat actors and terrorists have targeted and will continue to target entities and projects like ours that operate in the energy and infrastructure sectors, including through disruptive attacks, such as those involving ransomware.

Governance

Our board of directors has overall responsibility for risk oversight, with its committees assisting the board in performing this function based on their respective areas of expertise. Our board of directors has delegated oversight of risks related to cybersecurity to our audit committee.

With the assistance of the audit committee, our board of directors oversees our cybersecurity and ensures that we adequately address and mitigate the evolving cybersecurity threats we face. The board’s responsibilities include setting the overall cybersecurity strategy, assessing risks and providing oversight to ensure our resiliency against cybersecurity threats. The key aspect of the board’s role is to remain updated and make determinations on the following topics:

•	Cybersecurity Policy development and approval,

•	Risk management,

•	Budgetary approval,

•	Leadership and culture,

•	Compliance oversight,

•	Crisis management and

•	Continuous improvement.

Mrs. Michal Ma’aravi, our Chief Information Systems Officer, or CISO, is responsible for overseeing the implementation of our Cybersecurity Policy. Ms. Ma’aravi has served as our CISO since 2022 and has completed a 300-hour training program for CISOS.

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

The audit committee and/or the Chief Executive Officer brief the full board on cybersecurity matters discussed during audit committee meetings, and the CISO provides periodic briefings to the board on information technology and data analytics related matters, including cybersecurity.

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

Item 19. Exhibits

		Incorporation by Reference

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of the Registrant	F-1	333-269311	3.2	1/20/2023

2.1	Description of Securities					*

2.2	Specimen share certificate	F-1	333-269311	4.1	1/20/2023

4.1#†	Form of Indemnification Agreement	F-1	333-269311	10.1	1/20/2023

4.2#†	Form of Exculpation Letter					*

4.3#†	2010 Employee Option Allocation Plan	20-F	001-41613	4.2	3/30/2023

4.4#†	Amendment 1 to the 2010 Employee Option Allocation Plan	F-1	333-269311	10.3	1/20/2023

4.5#†	Amendment 2 to the 2010 Employee Option Allocation Plan	20-F	001-41613	4.4	3/28/2024

4.6†	U.S. Sub-Plan to 2010 Employee Option Allocation Plan	F-1	333-269311	10.4	1/20/2023

4.7†	First Amendment to U.S. Sub-Plan to 2010 Employee Option Allocation Plan	20-F	001-41613	4.6	3/28/2024

4.8#†	Compensation Policy for Directors and Officers					*

4.9	Summary of Credit Agreement Framework, dated as of July 5, 2021 and amended on March 8, 2022, between Enlight Renewable Energy Ltd. and Bank Leumi Le-Israel B.M.	F-1	333-269311	10.6	1/20/2023

4.10	Summary of Credit Agreement Framework, dated as of July 5, 2021, between Enlight Renewable Energy Ltd. and Bank Hapoalim B.M.	F-1/A	333-269311	10.7	2/6/2023

8.1	List of subsidiaries of the Registrant					*

11.1	Insider Trading Policy					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

15.1	Consent of Somekh Chaikin, member firm of KPMG International					*

97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-41613	99.7	3/28/2024

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set					*

*	Filed herewith.

**	Furnished herewith.

#	Unofficial English translation from Hebrew original.

†	Indicates management contract or compensatory plan or arrangement.

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

ENLIGHT RENEWABLE ENERGY LTD.

Date: March 27, 2025	By:	/s/ Gilad Yavetz
	Name:	Gilad Yavetz
	Title:	Chief Executive Officer

Enlight Renewable Energy Ltd.

Consolidated Financial Statements
For the Year Ended
December 31, 2024

Enlight Renewable Energy Ltd.

Financial Statements as of December 31, 2024

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Enlight Renewable Energy Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Enlight Renewable Energy Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Capitalization of deferred costs in respect of projects

As discussed in Note 2(E) to the consolidated financial statements, deferred costs in respect of projects are costs which were accrued for the development of projects, and for which it is probable that economic benefits will derive to the Company in the future and the costs can be measured reliably. In assessing whether such expenditures can be capitalized, the Company evaluates, among other factors, the likelihood in succeeding to develop a project, the progress phase in the development, the Company's experience in similar projects, and whether there are other obstacles that might affect the probability to successfully develop. As of December 31, 2024, the Company has USD 357,358 thousands of deferred costs in respect of projects.

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

We identified the assessment of the capitalization of deferred costs in respect of projects as a critical audit matter. Subjective auditor judgment was required to evaluate the likelihood to succeed in developing projects and compliance with the criteria for cost capitalization due to the uncertainty associated with project completion and the nature of costs incurred.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s capitalization of deferred costs in respect of projects process. This included controls over the likelihood to succeed in developing projects and compliance with the criteria for cost capitalization. For a sample of costs that were capitalized, we examined underlying documentation, including contractual agreements and third-party invoices, and assessed whether the costs met the capitalization criteria in accordance with International Financial Reporting Standards. We inquired of management   to understand the nature of projects that were selected for testing to determine if they were likely to be completed and continued to meet the capitalization criteria. For a selection of projects, we assessed project progress by inspecting relevant supporting documents, including board meeting minutes.

Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2019.
Tel Aviv, Israel

March 27, 2025

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Enlight Renewable Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2024	2023
	Note	USD in thousands	USD in thousands
Assets

Current assets
Cash and cash equivalents	5	387,427	403,805
Deposits in banks		-	5,308
Restricted cash		87,539	142,695
Trade receivables		50,692	43,100
Other receivables	6	99,651	60,691
Current maturities of contract assets	9	-	8,070
Other financial assets	28	975	976
Assets of disposal groups classified as held for sale	7	81,661	-
Total current assets		707,945	664,645

Non-current assets
Restricted cash		60,802	38,891
Other long-term receivables		61,045	32,540
Deferred costs in respect of projects		357,358	271,424
Deferred borrowing costs		276	493
Loans to investee entities		18,112	35,878
Contract assets	9	-	91,346
Fixed assets, net	10	3,699,192	2,947,369
Intangible assets, net	11	291,442	287,961
Deferred taxes assets	16	10,744	9,134
Right-of-use asset, net	27	210,941	121,348
Financial assets at fair value through profit or loss	28	69,216	53,466
Other financial assets	28	59,812	79,426
Total non-current assets		4,838,940	3,969,276

Total assets		5,546,885	4,633,921

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Financial Position as of December 31 (Cont.)

		2024	2023
	Note	USD in thousands	USD in thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other
financial institutions	13	212,246	324,666
Trade payables		161,991	105,574
Other payables	12	107,825	103,622
Current maturities of debentures	14	44,962	26,233
Current maturities of lease liability	27	10,240	8,113
Financial liabilities through profit or loss	28	-	13,860
Other financial liabilities	28	8,141	1,224
Liabilities of disposal groups classified as held for sale	7	46,635	-
Total current liabilities		592,040	583,292

Non-current liabilities
Debentures	14	433,994	293,751
Convertible debentures	14	133,056	130,566
Loans from banks and other financial institutions	13	1,996,137	1,702,925
Loans from non-controlling interests		75,598	92,750
Financial liabilities through profit or loss	28	25,844	34,524
Other financial liabilities	28	107,865	62,020
Deferred taxes liabilities	16	41,792	44,941
Deferred income related to tax equity	31A(6)	403,384	60,880
Employee benefits		1,215	4,784
Lease liability	27	211,941	119,484
Asset retirement obligation		83,085	68,047
Total non-current liabilities		3,513,911	2,614,672

Total liabilities		4,105,951	3,197,964

Equity
Ordinary share capital	17	3,308	3,293
Share premium	17	1,028,532	1,028,532
Capital reserves		25,273	57,730
Proceeds on account of convertible options		15,494	15,494
Accumulated profit		107,919	63,710
Equity attributable to shareholders of the Company		1,180,526	1,168,759
Non-controlling interests		260,408	267,198
Total equity		1,440,934	1,435,957

Total liabilities and equity		5,546,885	4,633,921

Yair Seroussi	Gilad Yavetz	Nir Yehuda
Chairman of the Board of Directors	CEO and Board Member	CFO

Approval Date of the Financial Statements: March 27, 2025

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Income and Other Comprehensive Income

		2024	2023(*)	2022(*)
	Note	USD in thousands	USD in thousands	USD in thousands
Revenues	20	377,935	255,702	192,172
Tax benefits	21	20,860	5,440	-

Total revenues and income		398,795	261,142	192,172

Cost of sales(**)	22	(80,696)	(52,794)	(40,438)
Depreciation and amortization		(108,889)	(65,796)	(42,268)
General and administrative expenses	23	(38,847)	(31,356)	(27,034)
Development expenses	24	(11,601)	(6,347)	(5,587)

Total operating expenses		(240,033)	(156,293)	(115,327)

Gains from projects disposals		601	9,847	-
Other income, net	25	16,172	43,447	13,767

Operating profit		175,535	158,143	90,612

Finance income	26A	20,439	36,799	23,341
Finance expenses	26B	(107,844)	(68,143)	(62,591)

Total finance expenses, net		(87,405)	(31,344)	(39,250)

Profit before tax and equity loss		88,130	126,799	51,362

Share of losses of equity accounted investees		(3,350)	(330)	(306)

Profit before income taxes		84,780	126,469	51,056

Taxes on income	16B	(18,275)	(28,428)	(12,943)

Profit for the year		66,505	98,041	38,113

Other comprehensive income (loss):
Amounts which will be classified in the future under profit or loss, net of tax:
Foreign currency translation differences for foreign operations		(40,298)	53,663	78,177
Effective portion of changes in fair value of cash flow hedges, net	28	(13,684)	15,929	59,892
Other comprehensive loss item that will not be transfer to profit or loss:
Presentation currency translation adjustment		(7,630)	(41,678)	(112,158)

Total other comprehensive income (loss) for the year		(61,612)	27,914	25,911

Total comprehensive profit for the year		4,893	125,955	64,024

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Income and Other Comprehensive Income (Cont.)

		2024	2023(*)	2022(*)
	Note	USD in thousands	USD in thousands	USD in thousands
Profit for the year attributed to:

Owners of the Company		44,209	70,924	24,749
Non-controlling interests		22,296	27,117	13,364

		66,505	98,041	38,113

Comprehensive income (loss) for the year attributed to:
Owners of the Company		(477)	92,183	45,859
Non-controlling interests		5,370	33,772	18,165

		4,893	125,955	64,024

Earnings per ordinary share (in USD) with a par value of NIS 0.1, attributable to owners of the parent Company:	18
Basic earnings per share		0.37	0.61	0.25
Diluted earnings per share		0.36	0.57	0.25

Weighted average of share capital used in the calculation of earnings:

Basic per share		118,293,556	115,721,346	97,335,870

Diluted per share		123,312,565	123,861,293	99,978,133

(*) The Consolidated Statements of Income have been adjusted to present comparable information for the previous years. For additional details please see Note 2R.

(**) Excluding depreciation and amortization

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity

		For the year ended December 31, 2024
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible	Controlling shareholders (1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated profit (loss)	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2024	3,293	1,028,532	15,494	5,378	(22,243)	42,850	33,356	57,139	(58,750)	63,710	1,168,759	267,198	1,435,957

Profit for the year	-	-	-	-	-	-	-	-	-	44,209	44,209	22,296	66,505

Other comprehensive income:
Fair value changes of financial instruments used for cash flow hedging, net of tax	-	-	-	-	-	-	(7,727)	-	-	-	(7,727)	(5,957)	(13,684)
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	(30,757)	-	-	(30,757)	(9,541)	(40,298)
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	(6,202)	-	(6,202)	(1,428)	(7,630)

Total other comprehensive loss for the year	-	-	-	-	-	-	(7,727)	(30,757)	(6,202)	-	(44,686)	(16,926)	(61,612)

Total comprehensive income (loss) for the year	-	-	-	-	-	-	(7,727)	(30,757)	(6,202)	44,209	(477)	5,370	4,893

Share-based payment	-	-	-	-	-	13,840	-	-	-	-	13,840	-	13,840
Exercise of options into shares	15	-	-	-	-	-	-	-	-	-	15	-	15
Increase in ownership rate interest within control	-	-	-	-	(1,611)	-	-	-	-	-	(1,611)	355	(1,256)
Exercise of loans into equity	-	-	-	-	-	-	-	-	-	-	-	12,373	12,373
Sale of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	469	469
Dividends and distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(25,536)	(25,536)
Investment in consolidated entity	-	-	-	-	-	-	-	-	-	-	-	179	179

	15	-	-	-	(1,611)	13,840	-	-	-	-	12,244	(12,160)	84

Balance as of December 31, 2024	3,308	1,028,532	15,494	5,378	(23,854)	56,690	25,629	26,382	(64,952)	107,919	1,180,526	260,408	1,440,934

(1)	The Capital reserves as of December 31, 2024 total to USD 25,273 thousands

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

(1)	The Capital reserves as of December 31, 2023 total to USD 30,469 thousands

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

(1)	The Capital reserves as of December 31, 2022 total to USD (4,154) thousands

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows

	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Cash flows from operating activities
Profit for the year	66,505	98,041	38,113

Income and expenses not associated with cash flows:
Depreciation and amortization	108,889	65,796	42,268
Finance expenses, net	83,560	28,805	24,589
Share-based compensation	8,360	4,970	8,673
Taxes on income	18,275	28,428	12,943
Tax benefits	(20,860)	(5,440)	-
Other income, net	(4,963)	(46,989)	31
Company’s share in losses of investee partnerships	3,350	330	306
	196,611	75,900	88,810
Changes in assets and liabilities items:
Change in other receivables	12,261	(3,241)	(4,930)
Change in trade receivables	(9,892)	(2,841)	(23,355)
Change in other payables	294	6,382	5,738
Change in trade payables	746	15,474	784
	3,409	15,774	(21,763)

Interest receipts	12,684	12,490	4,461
Interest paid	(74,891)	(54,469)	(33,123)
Income Tax paid	(11,246)	(12,236)	(3,700)
Repayment of contract assets	-	14,120	17,578

Net cash flows from operating activities	193,072	149,620	90,376

Cash flows from investing activities
Acquisition (sale) of consolidated companies, net (Annex A)	1,871	(6,975)	(56,962)
Changes in restricted cash and bank deposits, net	29,959	(53,131)	(86,055)
Purchase, development and construction in respect of projects	(899,257)	(730,976)	(656,143)
Payments on account of acquisition of consolidated Company	(32,777)	(5,728)	(3,988)
Loans provided and investment in investees	(26,444)	(28,174)	(4,147)
Proceeds from sale (purchase) of financial assets measured at fair value through profit or loss, net	(14,719)	26,919	(12,705)

Net cash used in investing activities	(941,367)	(798,065)	(820,000)

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows (Cont.)

	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Cash flows from financing activities
Receipt of loans from banks and other financial institutions	939,627	623,927	541,024
Repayment of loans from banks and other financial institutions	(699,584)	(203,499)	(109,130)
Issuance of debentures	177,914	83,038	-
Issuance of convertible debentures	--	-	47,755
Repayment of debentures	(26,016)	(14,735)	(16,571)
Dividends and distributions by subsidiaries to non-controlling interest	(25,536)	(13,328)	(2,927)
Proceeds from settlement of derivatives	-	-	7,820
Proceeds from investments by tax-equity investors	410,845	198,758	-
Repayment of tax equity investment	(839)	(82,721)	-
Deferred borrowing costs	(21,637)	(1,984)	(4,957)
Receipt of loans from non-controlling interests	-	274	18,136
Repayment of loans from non-controlling interests	(2,960)	(1,485)	(2,302)
Consideration from sale (acquisition) of holding in consolidated entity, without loss of control	(169)	-	4,160
Prepayments on account of issuance of shares	-	-	(1,750)
Issuance of shares	-	266,451	206,625
Exercise of share options	15	9	8
Repayment of lease liability	(5,852)	(4,848)	(4,327)
Proceeds from investment in entities by non-controlling interest	179	5,448	1,177

Net cash from financing activities	745,987	855,305	684,741

Increase (decrease) in cash and cash equivalents	(2,308)	206,860	(44,883)

Balance of cash and cash equivalents at beginning of year	403,805	193,869	265,933

Changes in cash of disposal groups classified as held for sale	(5,753)	-	-

Effect of exchange rate fluctuations on cash and cash equivalents	(8,317)	3,076	(27,181)

Cash and cash equivalents at end of year	387,427	403,805	193,869

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows (Cont.)

	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands

Annex A – Acquisition (sale) of Consolidated Companies, net
Working capital (except for cash and cash equivalents)	(10,988)	14,086	139
Restricted cash	-	(822)	-
Fixed assets	49,831	(18,730)	1,364
Intangible assets	4,024	7,965	41,437
Deferred costs in respect of projects	3,681	2,348	15,741
Deferred taxes	(536)	(6)	-
Investment in investee	105	(98)	-
Right-of-use asset and lease liability, net	-	147	-
Loans from banks and other financial institutions	-	18,588
Loan to investee	(46,350)	(17,391)	(1,719)
Loan from non-controlling interests	(1,167)	1,083	-
Non-controlling interests	(471)	(195)	-
Total consideration which was received (paid), after deducting cash in consolidated companies	(1,871)	6,975	56,962

Annex B - Material Non-Cash Investing and Financing Activities

During the year 2024, the Company was engaged in development and construction of projects of which a total of approximately USD 135.5 million were financed through supplier credit.

During the year 2024, loans from non-controlling interests were converted into capital notes classified as non-controlling interests, totaling USD 12.4 million.

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

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
Companies or partnerships which are directly or indirectly under the Company’s control (as defined in IFRS 10), and whose financial reports are wholly consolidated with the Company’s reports. The material active consolidated entities are as specified in Note 8.

Related Party	-	As defined in IAS 24 (2009), “Related Party Disclosures”.

D.	Statement of Compliance with International Financial Reporting Standards (IFRS)

The Group’s consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (hereinafter: “IFRS”) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 25, 2025.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 1 - General (Cont.)

G.	Exchange rates and linkage base (Cont.)

(2)	Balances linked to the Israeli Consumer Price Index (hereinafter: the “CPI”) are presented according to the last known index on the balance sheet data (hereinafter: the “Known Index”).

(3)	Presented below are data regarding the EUR, HRK, HUF and NIS exchange rates, and regarding the CPI:

	Representative exchange rate			CPI(*)
	EUR	NIS	HUF	Known index
	(USD to 1)			In points
Date of the financial statements:
As of December 31, 2024	1.041	0.274	0.0025	117.6
As of December 31, 2023	1.006	0.249	0.0029	113.7

	%	%	%	%
Rates of change:
For the year ended:
As of December 31, 2024	3.5	10	(13.8)	3.4
As of December 31, 2023	(5.6)	(12.3)	7.4	3.3

(*)	Base: 2012 average = 100.

Note 2 - Material Accounting Policies

A.	Foreign currency

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

Notes to the Financial Statements as of December 31, 2024

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 2 - Material Accounting Policies (Cont.)

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

Notes to the Financial Statements as of December 31, 2024

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

Notes to the Financial Statements as of December 31, 2024

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

The useful lifetimes, depreciation rates and depreciation methods used in calculating depreciation are as follows:

	Useful lifetime	Depreciation rates	Depreciation method
Wind farms	25-30 years	3.33%-4%	Straight line
Photovoltaic systems	30-35 years	2.86%-3.33%	Straight line
Battery Energy Storage systems (BESS)	25 years	4%	Straight line
Automatic cleaning systems	20 years	5%	Straight line
Others	3-14 years	7%-33.33%	Straight line

The asset’s depreciation method, useful lifetime and residual value are reviewed by Company management at the end of each fiscal year. Changes are treated as prospective changes in estimate.

Profit or loss which has arisen due to the sale or expense from the use of a fixed asset item is determined according to the difference between the proceeds from its sale and its carrying value on the date of sale or removal from use, and carried to the statement of income as a “Gains from projects disposals”.

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

Notes to the Financial Statements as of December 31, 2024

Note 2 - Material Accounting Policies (Cont.)

E.	Deferred costs in respect of projects

Deferred costs in respect of projects are costs which were accrued for the development of projects, and for which it is probable that economic benefits will derive to the Company in the future and the costs can be measured reliably. In assessing whether such expenditures can be capitalized, the Company evaluates, among other factors, the likelihood in succeeding to develop a project, the progress phase in the development, the Company's experience in similar projects, and whether there are other obstacles that might affect the probability to successfully develop etc. The Company assess such likelihood of success in each individual case, in case it is probable that the relevant project will be materialized, those costs are capitalized and presented under the item for “deferred costs in respect of projects” in the statement of financial position. If during the process it is no longer probable that the project can be materialized, any related amounts that were previously capitalized are written off (i.e. expensed). Once all the approvals obtained and the project is ready to be constructed on, the related development costs that have been deferred are classified to Fixed assets.

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

Notes to the Financial Statements as of December 31, 2024

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

With respect to the change in the treatment of the facilities under the service concession arrangement, see Note 9.

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

Notes to the Financial Statements as of December 31, 2024

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

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

Notes to the Financial Statements as of December 31, 2024

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

K.
Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments for the purpose of hedging against foreign currency risks, interest rate risks, and electricity price change risk, as well as derivatives which are not used for hedging purposes. For additional details on the derivatives which the Group uses, see Note 28.

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

L.
Tax equity partnership

The Company entered into agreements with parties that have a federal tax liability in the US (hereinafter - the “Tax Equity Partners”) for the purpose of financing the construction and operation of renewable energy projects in the US (hereinafter- the “Projects”). According to the terms of the arrangements, the Tax Equity Partners invested a certain amount in projects immediately prior to their commercial operation date in exchange for the issuance of units which confer upon them a pro rata share of the project’s free distributable cash flow until reaching a predetermined rate of return. as well as the right to receive tax benefits arising from the project.

The projects’ tax benefits include an ITC (Investment Tax Credit) or PTC (Production Tax Credit) as well as a proportionate share in the taxable income of the projects (hereinafter - the “Tax Benefits”). Future amounts that will be paid to the Tax Equity Partners out of the free cash flow for distribution constitute a financial liability, which is measured using an amortized cost model in accordance with the effective interest method. The tax benefits are accounted for as an analogy of revenue in accordance with IFRS 15.

The amounts attributed to the Tax Equity Partner’s right to receive a proportionate share of the taxable income of the Partnership are recognized as a non-financial liability, which is carried to profit and loss over the arrangement period, with the tax equity partners. In addition, once the tax equity partners reach the predetermined rates of return set in the agreement, the “flip point”, the share of the tax equity partners decreases.

In addition, the Company has utilized another tax equity structure for its solar projects in the form of a sale and leaseback transaction. This structure is treated in the same manner as the accounting treatment mentioned above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 2 - Material Accounting Policies (Cont.)

N.
Share-based payment transactions

Share-based payments to employees and others who provide similar services are settled with the Group’s equity instruments which are measured at fair value on the grant date. The Group measures, on the grant date, the fair value of the granted equity instruments, using the binomial model (for details regarding the method used to measure the fair value of share-based payments, see Note 19).

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

Notes to the Financial Statements as of December 31, 2024

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

Q.
Disposal group held for sale

Groups of assets and liabilities for disposal are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction and not through continuing use. This applies also to when the Company is obligated to a sale plan that involves losing control over a subsidiary, whether or not the Company will retain any post-sale non-controlling interests in the subsidiary. Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group’s accounting policies. Thereafter, the assets (or components of a disposal group) are measured at the lower of their carrying amount and fair value less cost to sell.

Any impairment loss on a disposal group is initially allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to assets not in the scope of the measurement requirements of IFRS 5 such as: inventories, financial assets, deferred tax assets, employee benefit assets, investment property measured at fair value and biological assets, which continue to be measured in accordance with the Group’s accounting policies. Impairment losses recognized on initial classification as held for sale, and subsequent gains or losses on re-measurement, are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

In subsequent periods, depreciable assets classified as held for sale are not periodically depreciated, and investments in associates classified as held for sale are not accounted for by the equity method.

R.
Structural changes to the Consolidated Statements of Income

The Company has changed its presentation of its Income Statement, which includes the presentation of specified items that have been previously included within other income (i.e. tax equity). In addition, the Company has decided to remove the Gross Profit line item.

The Company believes that such presentation provides a more relevant information and better reflects the measurement of its financial performance. The Company applied such change retrospectively.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 3 - New Financial Reporting Standards, Published Interpretations, and Amendments to Standards

a)	Initial application of new standards, amendments to standards and interpretations

Standard / interpretation / amendment	Publication requirements	Application and transitional provisions	Expected impact
Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants
The Amendment replaces certain requirements for classifying liabilities as current or non-current.

According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it "has substance" and is in existence at the end of the reporting period.

According to the Amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the Amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants.

Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.
		The Amendment is effective for reporting periods beginning on or after January 1, 2024. The Amendment is applicable retrospectively, including an amendment to comparative data.	Application of the Amendment did not have a material effect on the financial statements.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 3 - New Financial Reporting Standards, Published Interpretations, and Amendments to Standards (Cont.)

b)	New standards, amendments to standards and interpretations not yet been adopted

Standard / interpretation / amendment	Publication requirements		Application and transitional provisions	Expected impact
Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, Amendments to the Classification and Measurement of Financial Instruments	The amendments address the following matters:
The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. An entity may choose to early apply all the amendments or only the amendments regarding the classification of financial assets (including the amendment to IFRS 7 that includes the related disclosure requirements).

The amendment to IFRS 9 is to be applied retrospectively and there is no requirement to restate comparative data. In the application of the amendment to IFRS 7 an entity is not required to provide disclosures with respect to periods before the initial date of application of the amendments.
The Group is examining the effects of the amendments on the financial statements with no plans for early adoption.
•
Clarifications are added as to the date of recognition and derecognition of financial instruments, and an exception is added with respect to the timing of derecognizing financial liabilities settled by electronic transfers of cash;

	•	Classification of financial assets –
o
Updated application guidance for assessing whether contractual cash flows of a financial asset are solely payments of principal and interest (SPPI) when the contractual terms of the asset include contingent features (such as linkage to ESG measures) and examples on the matter.

o
Clarification as to when financial instruments are contractually linked and when they are non-recourse, for the purpose of determining whether they are solely payments of principal and interest (SPPI).

	•	Updated disclosure requirements for financial instruments having contingent features that are not directly related to changes in the basic risks/cost of the instrument; and
	•	Updated disclosure requirements for investments in equity instruments measured at fair value through other comprehensive income (FVOCI).

(2) IFRS 18, Presentation and Disclosure in Financial Statements
This standard replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement. The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements.

As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes.

Furthermore, the results in the income statement will be classified into three new categories: an operating category, an investing category and a financing category.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (MPM). Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes.

The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted. In accordance with the decision of the Securities Authority plenum, reporting corporations may early adopt the standard from reporting periods beginning on January 1, 2025.
The Group is examining the effects of the standard on its financial statements with no plans for early adoption.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

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
		Changes in estimates due to changes in these assumptions, or in the discount rate, could affect profit.	See Note 2H for details regarding the impairment of intangible assets

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 5 - Cash and Cash Equivalents

	December 31	December 31
	2024	2023
	USD in thousands	USD in thousands
Cash in banks	251,586	387,891
Short term deposits	135,841	15,914

	387,427	403,805

Note 6 - Other Receivables

	December 31	December 31
	2024	2023
	USD in thousands	USD in thousands

Government institutions	11,881	8,665
Other receivables	7,444	19,594
Prepaid expenses	80,326	32,432

	99,651	60,691

Note 7 - Assets and liabilities of disposal group held for sale

Cluster of operational and pre-construction PV project partnerships in Israel are presented as a disposal group held for sale following the intention of the Company’s management, to sell partial holding in these entities. The sale has been completed during the first quarter of 2025, for additional information please see Note 32(a). The disposal group of sale is represented in the consolidated statements of financial position at their carrying amount as the fair value less the costs of sell is higher. As of December 31, 2024 the disposal group comprised assets of USD 81,661 thousand less liabilities of USD 46,635 thousand.

Assets of disposal group classified as held for sale

December 31
2024
USD in thousands

Cash and cash equivalents	5,753
Trade receivables	298
Other receivables	604
Restricted cash	1,826
Fixed assets, net	70,186
Right-of-use asset, net	2,994

81,661

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 7 - Assets and liabilities of disposal group held for sale (Cont.)

Liabilities of disposal group classified as held for sale

December 31
2024
USD in thousands

Trade payables	18
Other payables	6,015
Loans from banks and other financial institutions	36,975
Loans from non-controlling interests	141
Lease liability	2,789
Excess of liabilities over assets in investees	697

46,635

Note 8 - Investments in Investee Entities

A.	Consolidated entities:

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

Update of the liabilities in respect of Earn Out consideration and put option in connection with the transaction to acquire Clēnera LLC

According to changes in the Company’s estimations regarding the projected operation date of a limited number of projects and according to an update to the agreement signed on December 2022, the Company reduced the estimations for the value of the Earn Out consideration in the amount of approximately USD 8.8 million in 2024 (USD 28.8 million in 2023), and reduced the value in respect of the put option in the amount of approximately USD 0.3 million in 2024 (USD 5.9 million in 2023).

The total impact amounted to approximately USD 9.1 million (USD 34.7 million in 2023) and included in “Other income net” in the Consolidated statements of income.

As of December 31, 2024, the Company no longer has Earn Out consideration liability in the Consolidated Statements of Financial Position.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 8 - Investments in Investee Entities

A.	Consolidated entities: (Cont.):
2)	Details of material consolidated entities which are held by the Company:

Entity name	Country of incorporation	Effective stake in equity interests consolidated entity
		As of December 31
		2024	2023
		%	%
Eshkol Havatzelet - Halutziot - Enlight L.P. (hereinafter: “Halutziot”)	Israel	90	90
Mivtachim Green Energies Ltd. (hereinafter: “Mivtachim”)	Israel	100	100
Talmei Bilu Green Energies Ltd. (hereinafter: “Talmei Bilu”)	Israel	100	100
Eshkol Ela - Kramim - Enlight L.P. (hereinafter: “Kramim”)	Israel	100	100
Eshkol Brosh - Idan - Enlight L.P. (hereinafter: “Idan”)	Israel	100	100
Eshkol Zayit - Zayit Yarok - Enlight L.P. (hereinafter: “Zayit Yarok”)	Israel	100	100
Peirot HaGolan - Enlight L.P., Eshkol Gefen - Barbur - Enlight L.P., Sde Nehemia - Enlight L.P. (hereinafter: “Peirot HaGolan”, “Barbur”, “Sde Nehemia”, altogether “Medium rooftops”)	Israel	51-100	51-100
Emek HaBacha Wind Energy Ltd. (hereinafter: “Emek HaBacha”)	Israel	40.85	40.85
Enlight Kramim L.P., Orsol Energy 3 (A.A.) L.P., Enlight Kidmat Zvi L.P., Enlight - Eshkol Dekel L.P., Enlight Beit Shikma L.P., Enlight Beit HaShita Solar Energy, L.P. (altogether hereinafter: “Sunlight”)
	Israel	50.1-100	50.1-100
Ruach Beresheet L.P. (hereinafter: “Ruach Beresheet”)	Israel	54	54
Enlight Sde Nitzan L.P., Enlight Ein Habesor L.P., Enlight Maccabi L.P., Enlight Maccabi 2 L.P., Enlight Revivim Ein Gedi L.P., Orsan Energy 3 L.P., A.N. Faran Solar L.P., Enlight Reim Renewable Energy L.P., A.N Mahanim L.P., Enlight Lavi L.P. (altogether hereinafter: "PV+Storage ")
	Israel	50.1-100	50.1-100
Mey Golan – Enlight Floating Energy 2 L.P.	Israel	100	74
Enlight Baron Floating Energy L.P.	Israel	100	-
Enlight Enterprise L.P.	Israel	100	100
Enlight Local Ltd.	Israel	80.15	-
Enlight Finance L.P.	Israel	100	100
Tullynamoyle Wind Farm 3 Limited (hereinafter: “Tullynamoyle”)	Ireland	50.1	50.1
Vjetroelektrana Lukovac d.o.o (Co-Op subsidiary, hereinafter: “Lukovac”)	Croatia	50.1	50.1
EW-K-Wind d.o.o (Co-Op subsidiary, hereinafter: “EWK”)	Serbia	50.1	50.1
Megujulohaz kft, Raaba Green kft (altogether hereinafter: “Attila”)	Hungary	50.1	50.1
Rabba ACDC KFT (hereinafter: “Raaba ACDC”)	Hungary	100	100
Rabba Flow KFT (hereinafter: " Raaba Flow")	Hungary	100	100
SOWI Kosovo LLC (hereinafter: “SOWI”)	Kosovo	60	60
Vindpark Malarberget I Norberg AB (hereinafter: “Picasso”)	Sweden	68.8	68.8
Generacion Eolica Castilla La Mancha Sl (hereinafter: “Gecama”)	Spain	71.99	71.99
Björnberget Vindkraft AB (R) (hereinafter: “Bjornberget”)	Sweden	55.18	55.18
Enlight K2-Wind doo Belgrade-Novi Belgrade (hereinafter: "Pupin")	Serbia	100	100
Clēnera LLC an American holding company that fully owns PV and storage projects entities in the US	USA	90.1	90.1

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 8 - Investments in Investee Entities (Cont.)

B.
Subsidiaries entities in which the non-controlling interests are material:

This section includes details regarding subsidiaries, as of the date of the relevant statement of financial position, whose non-controlling interests constitute at least 5% of the capital attributed to the owners of the Company and/or where the profit (loss) in the relevant year which is attributed to non-controlling interests constitutes at least 10% (in absolute values) of the profit (loss) attributed to owners in the relevant year.

Data from the financial statements of companies whose functional currency is a foreign currency - assets and liabilities were translated according to the relevant representative exchange rates as of December 31. Results and cash flow items were translated according to the average exchange rates during the year.

	As of December 31, 2024						For the year ended December 31, 2024
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit	Profit attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Co-Op (holding Lukovac and EWK)	49.90	31,772	13,992	210,210	19,057	141,732	49,663	20,328	6,911	36,062	(3,075)	(39,175)	(6,188)

The Iberian Wind (holding Gecama)	28.01	64,259	39,219	379,149	21,920	159,978	65,832	26,357	6,012	41,946	(5,792)	(26,897)	9,257

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 8 - Investments in Investee Entities (Cont.)

B.	Subsidiaries entities in which the non-controlling interests are material: (Cont.)

	As of December 31, 2023						For the year ended December 31, 2023
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit	Profit attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Co-Op (holding Lukovac and EWK)	49.9	35,556	26,611	229,483	20,632	170,832	49,211	19,946	8,304	29,451	(130)	(28,064)	1,257

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 8 - Investments in Investee Entities (Cont.)

B.	Subsidiaries entities in which the non-controlling interests are material: (Cont.)

	As of December 31, 2022						For the year ended December 31, 2022
Partnership / investee	Rate of ownership rights held by non-controlling interests %	Balance of non-controlling interests	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Profit	Profit attributed to non-controlling interests	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Total change in cash and cash equivalents
		USD in thousands

Co-Op (holding Lukovac and EWK)	49.90	26,276	21,511	230,604	18,345	181,112	40,348	13,875	3,542	26,998	(911)	(20,133)	5,954

Danuba Power (holding SOWI)	52	25,792	20,362	134,658	11,252	94,168	23,718	7,323	3,808	11,857	(28,775)	19,144	2,226

The Iberian Wind (holding Gecama)	28.01	56,786	48,514	412,951	36,803	222,372	43,512	21,026	5,902	22,915	(108,038)	106,344	21,221

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 9 - Contract Assets in respect of Concession Arrangements for the Construction and Operation of Photovoltaic Systems

Project	Total capacity in MW	Stake in the project	Tariff approval for the facility (NIS 0.01 per kWh)	Rate of return on the contract asset	Contract asset as of December 31, 2024 (USD in thousands) (*)	Contract asset as of December 31, 2023 (USD in thousands)
Peirot HaGolan	1.5	51%	53.99	5.75% linked	-	2,704
Sde Nehemia	0.63	100%	53.99	5.75% linked	-	870
Barbur	0.5	51%	53.99	5.75% linked	-	680
Talmei Bilu	10	100%	102.46	6.5% linked	-	34,062
Mivtachim	10	100%	130.39	8% linked	-	40,411
Kramim	5	100%	96.31	6% linked	-	13,170
Idan	3	100%	96.31	6% linked	-	7,519
Balance as of December 31					-	99,416

	2024	2023
	USD in thousands
Balance as of January 1	99,416	106,774
Repayment of contract asset under concession arrangements	-	(14,120)
Finance incomes	-	9,643
Reclassification from IFRIC 12 to a fixed asset (*)	(99,416)	-
Translation differences	-	(2,881)
Balance as of December 31	-	99,416

(*)
Following the significant change to the terms of the concession arrangement with the state of Israel at the beginning of 2024, the Electricity Authority in Israel approved the cancellation of licenses for electricity generation facilities with a capacity of less than 16 MW, including the aforementioned facilities. Following the license cancellation, the facilities continue to generate electricity in accordance with the technical specifications and the capacity approved in the licenses. Furthermore, the tariff approval for the facilities will remain valid until the original license expiration date prior to its cancellation.

Following the significant changes of the terms, the Company re-evaluated the application of IFRIC 12 (hereinafter: the “Interpretation”), and concluded that the facilities are no longer falls under the scope of that interpretation. As a result, since the beginning of 2024, the facilities have been accounted for as a fixed asset, at cost.

The above are in addition to the change of Halutziot facility from the second quarter of 2022, and there are no other projects that are accounted under the IFRIC 12 Interpretation.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 10 - Fixed Assets

Composition and changes:

	2024
	PV + Storage (A)	Wind farms (B)	Others	Total
	USD in thousands
Cost:
As of January 1, 2024	1,179,394	1,894,508	8,114	3,082,016
Additions	666,740	183,839	10,774	861,353
Initial consolidation	49,831	-	-	49,831
Reclassification from contract assets according to IFRIC 12 (*)	99,416	-	-	99,416
Classification to disposal group held for sale (**)	(77,911)	-	-	(77,911)
Translation differences	(12,298)	(85,831)	(36)	(98,165)
Cost as of December 31, 2024	1,905,172	1,992,516	18,852	3,916,540

Accumulated depreciation:
As of January 1, 2024	25,590	106,179	2,878	134,647
Depreciation expenses	30,675	65,948	1,360	97,983
Classification to disposal group held for sale (**)	(7,725)	-	-	(7,725)
Translation differences	(1,154)	(6,375)	(28)	(7,557)
Accumulated depreciation as of December 31, 2024	47,386	165,752	4,210	217,348

Carrying value as of December 31, 2024	1,857,786	1,826,764	14,642	3,699,192

	2023
	PV + Storage (A)	Wind farms (B)	Others	Total
	USD in thousands
Cost:
As of January 1, 2023	529,426	1,760,859	5,639	2,295,924
Additions	694,386	82,256	2,575	779,217
Sale of consolidated companies	(21,828)	-	-	(21,828)
Translation differences	(22,590)	51,393	(100)	28,703
Cost as of December 31, 2023	1,179,394	1,894,508	8,114	3,082,016

Accumulated depreciation:
As of January 1, 2023	17,079	56,089	2,022	75,190
Depreciation expenses	11,839	46,058	938	58,835
Sale of consolidated companies	(3,098)	-	-	(3,098)
Translation differences	(230)	4,032	(82)	3,720
Accumulated depreciation as of December 31, 2023	25,590	106,179	2,878	134,647

Carrying value as of December 31, 2023	1,153,804	1,788,329	5,236	2,947,369

(*)
At the beginning of 2024, the Company reclassified cluster of PV projects in Israel from contract assets to fixed assets due to significant changes to terms of the concession agreement, for additional information please see Note 9.

(**)
At the end of 2024, the Company reclassified a cluster of PV + Storage projects in Israel to disposal group held for sale according to the Company’s intention of selling the projects, for additional information please see Note 7.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 11 - Intangible Assets

A.	Composition and changes

	Electricity supply agreements and concession agreements	Goodwill	Total
	USD in thousands
Cost
Balance as of January 1, 2023	138,267	148,128	286,395
Initial consolidation	7,965	-	7,965
Translation differences	3,010	-	3,010

Balance as of December 31, 2023	149,242	148,128	297,370

Initial consolidation	3,346	662	4,008
Additions	9,556		9,556
Translation differences	(6,896)	9	(6,887)

Balance as of December 31, 2024	155,248	148,799	304,047

Amortization:
Balance as of January 1, 2023	6,678	-	6,678
Amortization	3,024	-	3,024
Translation differences	(293)	-	(293)

Balance as of December 31, 2023	9,409	-	9,409

Amortization	3,883	-	3,883
Translation differences	(687)	-	(687)

Balance as of December 31, 2024	12,605	-	12,605

Depreciated cost as of December 31, 2023	139,833	148,128	287,961
Depreciated cost as of December 31, 2024	142,643	148,799	291,442

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

C.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated mainly to the Company’s operations in the United States, and represents the lowest level within the Group at which goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill:

	As of December 31
	2024	2023
	USD thousands	USD thousands
Goodwill	148,799	148,128

The estimated recoverable amount of the unit was higher than its carrying amount, and therefore there was no need for an impairment.

The recoverable amount was based on its value in use and was determined by discounting its future cash flows to be generated with the assistance of independent valuers. Value in use in 2024 was determined in a similar manner as in 2023.

Key assumptions used in calculation of the recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates, sponsor cash flows from operating and development projects.

(1)
Discount rate

The after-tax discount rate was estimated based on past experience, and an industry average weighted average cost of capital. Project cash flows were discounted at a discount rate of 8.0% based on the project’s development stage.

(2)	Sponsor Cash Flows Sponsor cash flows relate to the cash flows at the equity level after tax equity partner, debt, and taxes.

Note 12 - Other Payables

	December 31 2024	December 31 2023
	USD in thousands	USD in thousands
Accrued expenses	14,214	10,489
Provision for construction completion cost	46,178	42,475
Liabilities to employees and other liabilities for salaries	15,340	20,850
Government institutions	13,845	13,642
Payables in respect of purchase transaction	11,829	10,428
Interest payable in respect of debentures	4,321	3,541
Interest payable in respect of loans	1,830	1,949
Others	268	248

	107,825	103,622

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 13 - Loans from banks and other financial institutions

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2024	2023	2024	2023	2024	2023
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Credit from banks (1)	90,000	-	-	-	90,000	-
Loans from banks and other financial institutions for project financing (2)	122,246	324,666	1,879,758	1,586,774	2,002,004	1,911,440
Loans from banks for corporate financing (3)	-	-	116,379	116,151	116,379	116,151

Total credit	212,246	324,666	1,996,137	1,702,925	2,208,383	2,027,591
(1)	The Credit from banks as of December 31, 2024, are part of short-term credit facilities totaling USD 350 million.
As of the approval date of the Financial Statements, none of the facilities are in use.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 13 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing

			Balance of the loan as of December 31,
Project name	Original loan currency	Date financing provided	2024	2023	Interest rate and Indexation (*)	Maturity
			USD in million
Medium rooftops(***)	NIS	January 2019	-	3	2.2%, CPI-linked	2034
Sunlight 1 (***)	NIS	March 2018	-	22	2.6%-3%, CPI-linked	2040
Sunlight 2 and Dekel (***)	NIS	December 2019	-	13	1.8%-2.4%, CPI-linked	2041
Halutziot	NIS	December 2020	144	152	0.88%, CPI-linked	2035
Halutziot 1 upgrade	NIS	September 2022	18	19	3.22%, CPI-linked	2035
Halutziot 2	NIS	September 2022	30	30	3.32%, CPI-linked	2045
Mivtachim and Talmei Bilu	NIS	December 2020	76	83	0.77%, CPI-linked	2033
Kramim and Idan	NIS	December 2020	24	26	0.8%, CPI-linked	2034
Emek HaBacha	NIS	November 2018	158	161	2.41%, CPI-linked	2040
Solar and Storage projects in Israel	NIS	December 2023	208	141	Base interest (**) plus a margin of 2.6%	2031
Ruach Beresheet	NIS	July 2020	303	306	2.14% ,CPI-linked	2042
Tullynamoyle	EUR	August 2020	10	12	90% of the loan - 3.47% 10% of the loan - 3M Euribor plus 2%	2032
Lukovac	EUR	December 2020	34	41	84% of the loan - 3.5%-3.75% 16% of the loan - 3M Euribor plus 3%-3.5%	2032
EWK	EUR	December 2017	78	93	60% of the loan – 2.3% 29% of the loan - 3.95% 11% of the loan – 4.65%-4.83%	2030
Picasso	EUR	January 2020	71	81	Until 2029 – 1.58% Until 2039 – 2.33%	2039
SOWI	EUR	January 2020	86	99	49% of the loan – 1.91% 32% of the loan – 4.06% 1% of the loan – 4.46% 18% of the loan – 6M Euribor plus 4%	2033
Gecama	EUR	June 2020	145	164	90% of the loan – 2.65%-3.15% 10% of the loan - 6M Euribor plus 2.5%-3%.	2039
Björnberget	EUR	May 2021	199	219	79% of the loan – 2.28% 21% of the loan - 6M Euribor plus 1.75%.	2041
Attila	HUF	January 2019	28	34	70% of the loan – 6.3%. 30% of the loan – 4.05%.	2036
Raaba Flow and Raaba ACDC (2)	EUR	March 2024	35	-	70% of the loan – 6.1% 30% of the loan - 3M Euribor plus 3.15%-3.25%.	2033
PUPIN (1)	EUR	March 2024	67	-	70% of the loan – 6.3% 30% of the loan - 3M Euribor plus 3.3%.	2040
Atrisco PV (3)	USD	December 2023	115	212	5.4%-5.9%	2049
Atrisco BESS (3)	USD	December 2023	174	-	5.6%-5.9%.	2044

(*) The interest rates in the table above include the impact of Interest Rate Swap (IRS) instruments hedging variable interest rates.

(**) Base interest rate - The interest rate of government debentures with the same average lifetime, determined on the withdrawal date.

(***) At the end of 2024, the Company reclassified a cluster of PV + Storage projects in Israel to disposal group held for sale according to the Company’s intention of selling the projects, for additional information please see Note 7.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 13 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing (Cont.)

Financial covenants:

The loan agreements include specific financial covenants and collateral requirements, such as, inter alia, charges on the project entity’s assets, cash flow rights, land rights, and collateral provided by the project contractors.

As of December 31,2024, the Company is in compliance with all of the financial covenants in accordance with the facilities agreements.

(1)
Pupin windfarm Financing Agreement:

In March, 2024, the Company completed financial closure for the financing of Pupin windfarm project in Serbia with The European Bank for Reconstruction and Development (EBRD), together with Erste Group Bank AG and its local bank Erste Bank a.d. Novi Sad (Erste). The total loan amounting to EURO 91.4 million (approximately USD 101 million) will be provided by EBRD and Erste in parallel loans of EURO 45.7 each, including the associated debt service reserve facilities.

The following are the main terms of the project financing agreement:

•	Loan Period - Construction period + 14.5 years from operation.

•
Interest - The interest on the loan includes a margin of 3.3% above the base interest rate set for the loan, which is the 3-month Euribor rate. The company hedged approximately 70% of the total base interest rate commitment through an Interest Rate Swap (IRS) contract for a period of 15.5 years. The interest rate after fixing the Euribor interest rate is (fixed base + margin) 6.3%.

•	Repayment Schedule - Quarterly repayments, sculpted repayment schedule.

•
Main Events for Immediate Repayment - The loan is subject to immediate repayment in cases of severe breaches that have been set, mainly: late payment; breach of material representations or commitments; insolvency; failure to obtain or cancellation of required permits for the projects; an event that materially affects the projects and the debt.

•	Main Collateral - As is customary in project financing (first ranking pledge of shares, moveable assets, immovable assets (mortgages) receivables and accounts, land easements and leases (conditional).

•	ADSCR for default – 1.05

•	ADSCR for distribution – 1.15.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 13 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing (Cont.)

(2)
Raaba Flow and Raaba ACDC Financing Agreements:

In March , 2024, the Company completed financial closure for the financing of Raaba Flow and Raaba ACDC projects in Hungary with Raiffeisen Bank ZRT and Raiffeisen Bank International AG. The loan amount is approximately EUR 11.7 million to Raaba ACDC project (“Facility  A”) and EUR 25.9 million to Raaba Flow  (Tapolca) project (“Facility B”).

The following are the main terms of the project financing agreement:

•	Loan Period - Until February 28, 2034 with balloon repayment of 27.9% Facility A and 40.9% of Facility B at the maturity date respectively.

•
Interest - The interest on the loan includes a margin of 3.15% for Raaba ACDC and 3.25% for Raaba Flow above the base interest rate set for the loan, which is the 3-month EURIBOR rate. The company hedged approximately 70% of the total base interest rate commitment through an Interest Rate Swap (IRS) contract until maturity date. The interest rate after fixing the 3 months EURIBOR interest rate is 2.908% for Raaba ACDC and 2.809% for Raaba Flow.

•	Repayment Schedule – Semi-annual repayments with quarterly interest payment, commencement of repayment in June, 2024 for Facility A and June, 2025 for Facility B, the repayment schedule is sculpted.

•
Main Events for Immediate Repayment - The loan is subject to immediate repayment in cases of severe breaches that have been set, mainly: late payment; breach of material representations or commitments; insolvency; failure to obtain or cancellation of required permits for the projects; an event that materially affects the projects and the debt.

•
Main Collateral - As is customary in project financing (pledges over accounts, receivables, real estate (mortgages), movable assets and quota, and so on). The financing of the two projects is carried out under one agreement and examined on a stand alone consolidated basis.

•	The company provided cost overrun and currency exchange fluctuations guarantee the amount of approximately 5% of the project cost.

•	ADSCR for default – 1.10 for combined facilities.

•	ADSCR for distribution – 1.10 for Facility A and 1.20 for Facility B.

(3)
Atrisco PV + Storage

During December 2023, the Company entered into a definitive construction facility agreement with a consortium of lenders led by HSBC Securities (USA) Inc. The facility totaling USD 300 million has been used to finance the construction of Atrisco Solar. The financing was comprised of USD 107 million term loan and tax equity financing of USD 198 million provided by Bank of America, N.A. Both loans have been refinanced on December 2024. The term loan is structured as a 5-year mini term with a 23-year underlying amortization profile and is subject to an interest rate range of 5.4%-5.9%.

In July 2024 the Company, through its subsidiary, Clenera Holdings LLC, entered into a loan agreement with a consortium of eight leading global banks led by HSBC, totaling USD 401 million to finance the construction of Atrisco Energy Storage. The loan will convert into a USD 185 million term loan from the same group of lenders and tax equity financing of USD 217 million provided by U.S. Bancorp Impact Finance upon the project’s COD. The term loan is structured with a 20-year underlying amortization profile with a 5-year mini perm, and is subject to an all-in interest rate (fixed base + margin) of 5.6% to 5.9%.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 13 - Loans from banks and other financial institutions (Cont.)

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

On January 2023, the Company drew upon the second credit facility from Bank Hapoalim Ltd. in the amount of approximately USD 74 million

The interest rate is 2.0%-2.2% above the SOFR 3 month US Dollar interest rate and is paid on a quarterly basis. The principal of the loans will be repaid in one payment after 60 months from the day of the withdrawn.

The company has undertaken several conditions and financial covenants, as defined in the loans agreement. As of December 31,2024, the Company is in compliance with all of them.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 14 - Debentures

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2024	2023	2024	2023	2024	2023
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures (Series E) (1.)	21,464	2,605	-	21,547	21,464	24,152
Debentures (Series F) (2.)	23,498	23,628	150,389	173,250	173,887	196,878
Debentures (Series C) (3.)	-	-	133,056	130,566	133,056	130,566
Debentures (Series D) (4.)	-	-	283,605	98,954	283,605	98,954

Total Debentures	44,962	26,233	567,050	424,317	612,012	450,550

1.	Debentures (Series E) In June 2018, the Company issued NIS 135,000,000 par value of debentures (Series E) with a par value of NIS 1 each, with the following main terms:

•
The debentures (Series E) were not linked to any index and were repaid in 12 semi-annual payments, each at a rate of 3.5% of the principal amount, and last payment at a rate of 58% that was paid on March 1, 2025.

•	The debentures bared fixed annual interest of 4.25%, that was paid twice per year.

2.
Debentures (Series F)

In 2019, 2022 and 2023 the Company issued par value of NIS 222,000,000, NIS 335,870,101 and NIS 335,182,000, respectively, with the following main terms:

The debentures are not linked to any index and are repayable in 7 annual payments, first six annual payments at a rate of 8% of the debentures' principal and the last payment in 2026 at a rate of 52% of the debentures' principal. The interest rate of the debentures is 3.45% and are paid twice per year.

Main financial covenants in respect of the debentures (Series F)
•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 375 million.

•	The ratio of standalone net financial debt to net cap will not exceed 70% during two consecutive financial statements.

•
The standalone net financial debt, does not exceed NIS 10 million, and the ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) does not exceed 18 during more than two consecutive financial statements (audited or reviewed).

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

As of December 31, 2024, the Company is in compliance with all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 14 - Debentures (Cont.)

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

On March 6, 2022, the Company completed an extension of Series C, at a total scope of NIS 164,363,000 par value, for a total gross consideration of approximately NIS 155,816 thousand.

Presented below are the main terms of Series C:

•	Series C is not linked to any index, has a par value of NIS 1 each, and is repayable in a single payment on September 1, 2028.

•	The unpaid principal balance of the debentures will bear fixed annual interest of 0.75%, to be paid twice per year from 2021 to 2028 (inclusive).

•
The unpaid principal balance of the Series C is convertible into Company's ordinary shares, with a par value of NIS 0.1 each, in the manner specified below: (1) during the period from the date of listing of the series of Series C on the TASE until December 31, 2023, each NIS 90 par value of the debentures (Series C) will be convertible into one ordinary share of the Company; and (2) during the period from January 1, 2024 to August 22, 2028, each NIS 240 par value of Series C will be convertible into one ordinary share of the Company.

•	In 2021 Midroog Ltd. updated the rating of the debentures (Series C) which the Company issued, from A3.il to A2.il, stable rating outlook, and up to December 31, 2024 the rating remained consistent.

•	The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security

During 2023 NIS 80,570 par value of Series C converted into 895 ordinary shares of the Company.

Debentures (Series D)

The Company completed an issuance of debentures (hereafter: “Series D”), at a total scope of NIS 385,970,000 par value, at a price of 90.8 agorot per NIS 1 par value, and for a total (gross) consideration of NIS 350,461 thousand.

On October 10, 2024, and November 21, 2024, the company completed two extensions of NIS 591,016,000 and NIS 200,000,000 series D, with a par value of NIS 1 each for total consideration of NIS 671 million. After the aforementioned extensions and as of December 31, 2024, the total scope of the debentures (Series D) amounts to 1,176,986,000 par value.

Presented below are the main terms of Series D:

•	Series D is not linked to any index, has a par value of NIS 1 each, and is repayable in 2 equal payments which will be paid on September 1 2027 and 2029.

•	The unpaid principal balance of the debentures bears fixed annual interest of 1.5%, to be paid twice per year, from 2021 to 2029 (inclusive).

•	In 2021 Midroog Ltd. updated the rating of the debentures (Series D) which the Company issued, from A3.il to A2.il, stable rating outlook, and up to December 31, 2024 the rating remained consistent.

•	The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 14 - Debentures (Cont.)

3.	Debentures (Series C and D) (Cont.)

Main financial covenants in respect of the debentures (Series C and Series D)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 1,250 million.

•	The ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed).

•	The equity to total balance sheet ratio in the Company’s standalone financial statements will be no less than 25% during two consecutive financial statements (audited or reviewed).

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

•
The Company will not perform a distribution, as this term is defined in the Companies Law, including a buyback of its shares, except subject to cumulative conditions specified in the trust deed of the debentures.

•
Mechanism was determined for adjusting the interest rate due to a deviation from the financial covenants and due to a change in the rating or discontinuation of it. The total interest rate increases will not exceed more than 1.25% above the interest rate which was determined in the first offering report of the debentures.

As of December 31, 2024, the Company is in compliance with all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 15 - Changes in Liabilities from Financing Activities

	Balance as of January 1, 2024	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities (3)	Non-cash activities		Balance as of December 31, 2024
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	323,161	151,898	2,877	4,976	-		482,912
Convertible Debentures (1)	130,931	-	(736)	3,226	-		133,421
Loans from banks and other financial institutions	2,029,539	240,043	(56,015)	47,592	(50,946	)(2)	2,210,213
Loans from non-controlling interests	92,751	(2,960)	(4,683)	1,941	(11,451)		75,598
Liability in respect of tax equity arrangement	49,683	50,442	-	300	-		100,425
Lease liability	127,596	(5,852)	(4,625)	-	105,062	(4)	222,181

	2,753,661	433,571	(63,182)	58,035	42,665		3,224,750

(1)	Including interest payable.

(2)
Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, capitalization of finance expenses during the construction period and classification of disposal groups classified as held for sale.

(3)	Including interest accrued and interest paid.

(4)	Initial creation and index linking vis-à-vis right-of-use asset and classification to liabilities of disposal groups classified as held for sale.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 15 - Changes in Liabilities from Financing Activities (Cont.)

	Balance as of January 1, 2023	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities (3)	Non-cash activities	Balance as of December 31, 2023
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures (1)	256,736	68,303	(4,076)	2,198	-	323,161
Convertible Debentures (1)	131,763	-	(3,763)	2,952	(21)	130,931
Loans from banks and other financial institutions	1,585,846	403,679	21,664	20,880	(2,530)	2,029,539
Loans from non-controlling interests	90,909	(1,211)	2,466	754	(167)	92,751
Liability in respect of tax equity arrangement	-	48,653	-	1,030	-	49,683
Lease liability	99,623	(4,848)	1,611	-	31,210(4)	127,596

	2,164,877	514,576	17,902	27,814	28,492	2,753,661

(1)	Including interest payable.

(2)	Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation vis-à-vis right-of-use asset.

	Balance as of January 1, 2022	Cash flows from financing activities	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities (3)	Non-cash activities	Balance as of December 31, 2022
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures (1)	307,481	(16,571)	(35,037)	863	-	256,736
Convertible Debentures (1)	101,291	47,755	(15,576)	3,195	(4,902)	131,763
Loans from banks and other financial institutions (1)	1,231,208	357,868	(123,423)	32,435	87,758(2)	1,585,846
Loans from non-controlling interests	78,113	15,834	(5,210)	330	1,842	90,909
Lease liability	105,645	(4,327)	(10,302)	(1,964)	10,571(4)	99,623

	1,823,738	400,559	(189,548)	34,859	95,269	2,164,877

(1)	Including interest payable.

(2)	Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation vis-à-vis right-of-use asset.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 16 - Income Taxes

A.	Deferred tax balances:

Tax balances presented in the statement of financial position:

	As of December 31
	2024	2023
	USD in thousands	USD in thousands
Current tax assets (liabilities):
Current tax assets	4,719	3,316
Current tax liabilities	(12,016)	(10,565)
Total current tax assets (liabilities)	(7,297)	(7,249)

Non-current tax assets (liabilities):
Deferred tax assets	10,744	9,134
Deferred tax liabilities	(41,792)	(44,941)
Total non-current tax assets (liabilities)	(31,048)	(35,807)

The composition of deferred tax assets (liabilities) is specified below:

	Balance as of January 1 2024	Classification	Recognized in the statement of income	Other comprehensive income	Initial consolidation	Balance as of December 31 2024
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(15,664)	(13,463)	(5,801)	87	(534)	(35,375)
IFRS 16 – Leases	1,475	59	361	(2)	-	1,893
Financial instruments	(12,319)	-	226	4,184	-	(7,909)
Contractual asset in respect of concession arrangements	(15,173)	15,173	-	-	-	-
Contingent consideration	(10,096)	-	(2,323)	25	-	(12,394)
Tax equity arrangement	-	-	(9,944)	(129)	-	(10,073)
Disposal groups classified as held for sale	-	1,801	-	-	-	1,801
Others	(14,387)	-	875	5,600	-	(7,912)
Total	(66,164)	3,570	(16,606)	9,765	(534)	(69,969)

Unused losses and tax benefits:
Tax losses	30,357	(3,570)	12,144	(10)	-	38,921
	30,357	(3,570)	12,144	(10)	-	38,921

Total	(35,807)	-	(4,462)	9,755	(534)	(31,048)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 16 - Income Taxes (Cont.)

A.	Deferred tax balances: (Cont.)

The composition of deferred tax assets (liabilities) is specified below: (Cont.)
	Balance as of January 1 2023	Recognized in the statement of income	Other comprehensive income	Balance as of December 31 2023
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(14,620)	(1,465)	421	(15,664)
IFRS 16 – Leases	845	649	(19)	1,475
Financial instruments	(5,556)	468	(7,231)	(12,319)
Contractual asset in respect of concession arrangements	(16,723)	1,042	508	(15,173)
Contingent consideration	(1,584)	(8,477)	(35)	(10,096)
Others	(4,211)	(3,458)	(6,718)	(14,387)
Total	(41,849)	(11,241)	(13,074)	(66,164)

Unused losses and tax benefits:
Tax losses	32,399	(1,067)	(975)	30,357
	32,399	(1,067)	(975)	30,357

Total	(9,450)	(12,308)	(14,049)	(35,807)

Deferred tax assets and liabilities are presented offset when the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and when they pertain to income taxes levied by the same tax authority and the Company intends to settle the current tax assets and liabilities on a net basis.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 16 - Income Taxes (Cont.)

B.	Total expenses (income) from income taxes which were recognized in the statement of income:

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Current taxes:
Current tax expenses	13,747	17,715	8,061
Prior year taxes	66	(1,595)	-
Total current taxes	13,813	16,120	8,061

Deferred taxes:
Deferred tax expenses in respect of the creation and reversal of temporary differences	16,606	11,241	13,052
Prior year taxes	(1,303)	-	-
Expenses (income) from the creation of deferred taxes in respect of losses and unused tax benefits	(10,841)	1,067	(8,170)
Total deferred taxes	4,462	12,308	4,882

Total expenses from income taxes	18,275	28,428	12,943

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 16 - Income Taxes (Cont.)

C.
Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

Presented below is an adjustment between the tax amount which would have applied had all of the income and expenses, profit and loss in the statement of income been taxable according to the statutory tax rate, and the amount of income tax which was carried to the statement of income:

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Profit before income taxes from continuing operations	84,780	126,469	51,056
Primary tax rate of the Company	23%	23%	23%
Tax calculated according to the Company’s primary tax rate	19,499	29,088	11,743

Additional tax (tax saving) in respect of:
No controlling share in the profits / losses of investee partnerships	(1,779)	(1,653)	(896)
Different tax rate of foreign subsidiaries	(2,557)	(2,080)	(1,644)
Non-deductible expenses	2,302	1,662	3,150
Exempt income	(390)	(1,282)	(1,170)
Utilization of tax losses and benefits from prior years	1,126	924	310
Temporary difference in respect of subsidiaries for which deferred taxes were not recognized	1,537	3,433	1,270
Change in taxes in respect of previous years	(1,420)	(1,847)	143
Others	(43)	183	37
Total income taxes from continuing operations as presented in profit or loss	18,275	28,428	12,943

D.
Carryforward losses

The Company’s balance of carryforward losses as of December 31, 2024 was approximately USD 191 million; Deferred taxes were not created in respect of a loss in the amount of USD 8 million.

E.	Details regarding the Group’s tax environment

(1)	Presented below are the tax rates which were relevant to the Group’s activity in Israel during the years 2023-2024: 2023 - 23% 2024 - 23%

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

Notes to the Financial Statements as of December 31, 2024

Note 16 - Income Taxes (Cont.)

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 17 - Share Capital

In January 2023, the Company underwent a Reverse Share Split, which entailed the consolidation of its registered share capital in a 1:10 ratio. As a result, every ten pre-existing ordinary shares, which had a par value of 0.01 NIS, was merged into one ordinary share with a par value of 0.1 NIS.

The share capital presented in the Financial Statements has been duly adjusted to reflect the Reverse Share Split.

A.	Registered capital

	December 31	December 31
	2024	2023
	Number of shares
Ordinary shares with par value of NIS 0.1	180,000,000	180,000,000

B.	Issued capital:

	Share capital				Share premium
	As of December 31		As of December 31		As of December 31
	2024	2023	2024	2023	2024	2023
	Number of shares		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Fully paid-up ordinary shares
with par value of NIS 0.1	118,564,895	117,963,310	3,308	3,293	1,028,532	1,028,532

C.	Changes in fully paid-up share capital
Number of shares
Balance as of January 1, 2023	101,582,902

Issuance of shares (1)	16,042,935

Exercise of options by employees	337,473

Balance as of December 31, 2023	117,963,310

Exercise of options by employees	601,585

Balance as of December 31, 2024	118,564,895

(1)	On February 14, 2023, the Company completed an Initial Public Offering of 14,000,000 ordinary shares at USD 18 per share, on the Nasdaq Global Select Market (the: “Nasdaq IPO”).

On February 21, 2023, the Company completed an additional allocation of 2,042,935 ordinary shares at a price of USD 18 per share, in accordance with an option granted to the Nasdaq IPO’s underwriters.

Accordingly, the total amount raised through the Nasdaq IPO amounts to approximately USD 290 million dollars in total.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 18 - Earnings Per Share

A.	Basic earnings per share

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Profit attributable to the Company’s owners for the purpose of calculating basic earnings per share	44,209	70,924	24,749

	For the year ended December 31
	2024	2023	2022

Weighted average of the number of ordinary shares used for the purpose of calculating basic earnings per share (*)	118,293,556	115,721,346	97,335,870

B.	Diluted earnings per share:

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Profit which was used to calculate diluted earnings per share	44,209	70,924	24,749

	For the year ended December 31
	2024	2023	2022

Weighted average of the number of ordinary shares used to calculate diluted earnings per share (*)	123,312,565	123,861,293	99,978,133

(*) The number of ordinary shares is after giving effect to the Reverse Share Split. See also Note 17.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 19 - Share-Based Payment

Details of the plan to allocate options to Company employees:

Grant date	Number of offerees	Total number of options	Exercise price in NIS	Exercise price in USD	Value of option in NIS	Value of option in USD	Number of options which were exercised as of the date of the financial report	Number of options which expired / were forfeited as of the date of the financial report	Expiration date of the options	Number of options remaining as of the date of the financial report
2/5/2018	6	310,000	18.40	5.35	7.70	2.24	228,564	36,250	2/5/2025	0
7/26/2018	2	80,000	19.08	5.24	8.35	2.30	40,000	-	7/26/2025	0
8/26/2018	5	200,000	18.75	5.15	8.63	2.37	114,069	30,000	8/26/2025	51,931
9/12/2018(A)(B)	2	1,350,000	19.61	5.47	8.55	2.38	388,131	-	9/12/2025	976,772
(B)28/10/2018	2	1,602,000	19.95	5.39	7.87	2.12	432,221	-	10/28/2025	541,596
11/1/2018	2	495,000	19.87	5.36	8.40	2.27	129,361	-	11/1/2025	265,386
3/31/2019	3	100,000	21.74	5.99	9.61	2.65	40,000	40,000	3/31/2026	0
4/4/2019	2	80,000	22.00	6.11	9.40	2.61	60,000	-	4/4/2026	0
5/27/2019	3	80,000	23.70	6.56	10.34	2.86	30,000	30,000	5/27/2026	20,000
11/28/2019	4	110,000	41.57	11.98	19.06	5.49	16,000	40,000	11/28/2026	54,000
28/11/2019(C)	1	100,000	41.97	12.09	18.00	5.19	-		11/28/2026	100,000
1/20/2020	20	271,500	44.68	12.93	19.70	5.70	49,500	59,250	1/20/2027	136,750
12/04/2020 (D)	1	70,000	41.10	11.48	15.50	4.33	19,953	-	4/12/2027	50,047
5/17/2020	6	110,000	48.50	13.69	19.70	5.56	-	22,500	5/17/2027	60,000
7/23/2020	3	45,000	54.60	15.96	19.80	5.79	17,500	16,250	7/23/2027	10,000
10/13/2020	1	103,000	62.09	18.34	27.70	8.18	-	-	10/13/2027	41,875
11/10/2020	7	115,000	64.80	19.19	24.10	7.14	7,500	42,500	11/10/2027	65,000
5/25/2021	9	141,000	65.79	20.29	24.60	7.59	10,000	49,500	5/25/2028	81,500
9/30/2021	26	674,000	69.76	21.60	25.90	8.02	-	249,000	9/30/2028	425,000
9/30/2021	1	60,000	70.90	21.96	25.90	8.02	-		9/30/2028	60,000
(E)30/09/2021	4	1,182,000	71.80	22.24	25.90	8.02	-	240,000	9/30/2028	942,000
(F)30/09/2021	5	780,000	71.80	22.24	25.90	8.02	-		9/30/2028	780,000
10/31/2021	1	10,000	72.70	23.20	30.20	9.64	-		10/31/2028	10,000
2/8/2022	9	541,400	72.30	22.43	23.93	7.42	-	54,100	2/8/2029	487,300
2/13/2022	21	282,000	72.80	22.32	22.69	6.96	-	64,000	2/13/2029	218,000
4/17/2022	72	269,250	77.20	23.86	27.92	8.63	-	82,500	4/17/2029	186,750
28/06/2022(G)	1	100,000	68.64	19.98	28.14	8.19	-		6/28/2029	100,000
6/28/2022	9	146,000	63.90	18.60	29.53	8.59	-		6/28/2029	146,000
9/1/2022	10	97,000	79.60	23.66	33.82	10.05	-	13,000	9/1/2029	84,000
9/1/2022	1	10,000	81.40	24.20	33.15	9.85	-		9/1/2029	10,000
10/30/2022	1	25,000	78.20	22.15	29.10	8.24	-		10/30/2029	25,000
12/18/2022	9	126,000	74.70	21.71	30.26	8.79	-	25,000	12/18/2029	101,000
3/14/2023	12	124,000	64.90	17.89	23.83	6.57	-	37,000	3/14/2030	87,000
3/23/2023	37	114,000	60.32	16.70	24.73	6.85	-	33,000	3/23/2030	81,000
24/04/2023(H)	2	220,000	61.52	16.80	23.63	6.45	-		4/24/2030	220,000
5/25/2023	1	24,000	62.60	16.78	30.74	8.24	-		5/25/2030	24,000
18/12/2023(I)	2	146,427	62.81	17.19	31.53	8.63	-		12/18/2030	146,427
(O)08/01/2024	31	168,892	68.04	18.30	26.41	7.10	-	16,842	1/8/2031	152,050
(O)08/01/2024	1	20,000	68.04	18.30	27.96	7.52	-		1/8/2031	20,000
08/01/2024(P)	121	444,343	-	-	67.52	18.16	-	37,107	1/8/2031	407,236
30/01/2024(P)	112	286,821	-	-	64.72	17.72	-	46,248	1/30/2031	240,573
17/04/2024(J)	8	131,928	-	-	61.54	16.30	-		4/17/2031	131,928
21/04/2024(O)	10	55,944	62.08	16.41	24.98	6.60	-		4/21/2031	55,944
21/04/2024(K)	2	89,669	62.08	16.41	26.83	7.09	-		4/21/2031	89,669
21/04/2024(P)	42	62,983	-	-	62.38	16.49	-	2,352	4/21/2031	60,631
21/04/2024(L)	14	240,129	-	-	62.38	16.49	-	14,328	4/21/2031	225,801
15/09/2024(O)	14	82,312	59.45	16.04	25.84	6.97	-		9/15/2031	82,312
15/09/2024(M)	2	208,341	59.45	16.04	27.63	7.45	-		9/15/2031	208,341
15/09/2024(P)	31	87,862	-	-	60.77	16.39	-		9/15/2031	87,862
15/09/2024(N)	3	55,673	-	-	60.77	16.39	-		9/15/2031	55,673
Total		12,228,474					1,582,798	1,280,727		8,406,355

The valuation of the options was performed using the binomial model. The calculation of the benefit value included taking into account the share price and its volatility, the exercise price, the risk-free interest rate and the expected lifetime of the option.

The options are convertible into ordinary shares of the company, NIS 0.1 par value each.

The valuation of the RSUs is at the share price as of grant date.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 19 - Share-Based Payment (Cont.)

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 19 - Share-Based Payment (Cont.)

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

(J)
On April 17, 2024, the company granted restricted stock units (RSUs) the Company’s Chairman of the Board, Mr. Yair Seroussi and to Company’s CEO Gilad Yavetz, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 4 years.

On April 17, 2024, the company granted restricted stock units (RSUs) to the Company’s External Directors, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 3 years.

(K)
On April 21, 2024, the Company performed a private allocation of 40,000 non-marketable and non-transferable options of the Company to its management member. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will be vested annually from the grant date. For details regarding the exercise price, see the above table.

(L)
On April 21, 2024, the company granted restricted stock units (RSUs) to its management members, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 4 years.

(M)
On September 15, 2024, the Company performed a private allocation of 137,369 non-marketable and non-transferable options of the Company to its management members. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will be vested annually from the grant date. For details regarding the exercise price, see the above table.

(N)
On September 15, 2024, the company granted restricted stock units (RSUs) to its management members, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 4 years.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 19 - Share-Based Payment (Cont.)

(O)
In 2024, options were granted to employees which are exercisable on a cashless basis. Eligibility to exercise the options in accordance with the vesting period as follows: 50% of the options will vest 24 months after the grant date, 25% of the options will vest 36 months after the grant date, and 25% of the options will vest 48 months after the grant date.

(P)
In 2024, restricted stock units (RSUs) were granted to employees which upon fulfillment of the conditions and vesting dates, will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each. Vesting period will be distributed equally and annually over 4 years.

Details on options grants of the year ended December 31, 2024

Grant date	08/01/2024	08/01/2024	21/04/2024	21/04/2024	15/09/2024	15/09/2024

Number of options	168,892	20,000	55,944	89,669	82,312	208,341
Option value in NIS	26.41	27.96	24.98	26.83	25.84	27.63
Option value in USD	7.10	7.52	6.60	7.09	6.97	7.45
Exercise price in NIS	68.04	68.04	62.08	62.08	59.45	59.45
Share price in NIS	67.52	67.52	62.38	62.38	60.77	60.77
Risk-free interest rate	3.85%	3.85%	4.58%	4.58%	4.55%	4.55%
Standard deviation	33.74%	33.74%	33.42%	33.42%	36.35%	36.35%
Value of options in NIS Thousands	4,460	559	1,397	2,406	2,127	5,756
Value of options in USD Thousands	1,200	150	369	636	574	1,553

Options expiration	7 years

The valuation of the RSUs is at the share price as of grant date.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 20 - Revenues

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Sale of electricity	364,911	238,968	171,614
Sales of Green certificates	3,661	3,840	2,378
Operation of facilities	-	4,634	7,066
Construction services	3,997	419	476
Management and development fees	5,366	7,841	10,638

Total	377,935	255,702	192,172

Note 21 - Tax benefits

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Income from Investment Tax Credit (ITC)	16,087	5,440	-
Income from Production Tax Credit (PTC)	4,773	-	-

Total	20,860	5,440	-

Note 22 - Cost of Sales

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands

Site maintenance	54,073	35,307	26,845
Payroll, salaries and associated expenses	8,800	6,646	6,408
Insurance	9,497	5,835	3,450
Municipal taxes	4,431	3,526	2,133
Lease	1,133	1,083	851
Expenses associated with facility construction services	2,762	397	751

Total	80,696	52,794	40,438

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 23 - General and Administrative Expenses

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	20,807	16,310	16,526
Professional services	7,714	5,282	4,120
Office and maintenance	2,520	2,120	1,963
Management and director fees	644	955	819
Insurance	1,808	2,655	98
Computer services	2,314	1,548	1,166
Others	3,040	2,486	2,342

Total	38,847	31,356	27,034

Note 24 - Development Expenses

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	7,121	3,565	2,558
Other development expenses	4,480	2,782	3,029

Total	11,601	6,347	5,587

Note 25 - Other income, net

	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Changes in contingent consideration	9,112	33,684	12,002
Production delay compensation	12,503	9,542	-
Others	(5,443)	221	1,765

Total	16,172	43,447	13,767

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 26 - Finance Expenses, Net

A.	Finance income:
	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Finance income from contract asset in respect of
concession arrangements	-	10,294	17,188
Changes in the fair value of financial instruments
measured at fair value through profit or loss	4,580	4,425	2,953
Finance income from loans to investee entities	2,881	1,765	1,166
Finance income from loans to non-controlling interests	702	230	363
Finance income from deposits in banks	12,272	9,833	1,669
Exchange differences	-	10,250	-
Others	4	2	2
Total	20,439	36,799	23,341

B.	Finance expenses:
	For the year ended December 31
	2024	2023	2022
	USD in thousands	USD in thousands	USD in thousands
Interest expenses from project finance loans	86,559	54,646	52,416
Interest expenses from corporate loans	14,966	9,750	78
Interest expenses from Debentures	18,525	13,191	13,098
Finance expenses in respect of contingent consideration
arrangement	456	1,900	3,978
Interest expenses from non-controlling interests loans	2,737	2,187	1,381
Finance expenses from hedging transactions	869	3,098	973
Finance expenses in respect of lease liability	5,675	2,503	1,964
Exchange differences	3,639	-	617
Finance expenses related to tax equity arrangements	4,040	1,511	-
Others	3,869	2,298	1,248
	141,335	91,084	75,753
Amounts capitalized to the cost of qualifying assets	(33,491)	(22,941)	(13,162)
Total	107,844	68,143	62,591

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 27 - Leases

Within the framework of the lease agreements, the Group leases the following items:

1.          Land;

2.          Offices and vehicles.

The Group mostly leases land for the purpose of building renewable energy facilities. The total sum of the right-of-use asset which was recognized in the statement of financial position as of December 31, 2024 in respect of leases amounted to USD 210,941 thousand. The total lease liability which was recognized in the statement of financial position as of December 31, 2024 in respect of land leases amounted to USD 222,181 thousand.

Right-of-use assets

Composition

USD in thousands	Land	Offices and vehicles	Total

Balance as of January 1, 2024	118,280	3,068	121,348
Additions	97,075	1,078	98,153
Amortization of right-of-use assets	(6,622)	(1,380)	(8,002)
Linkage to index	5,137	53	5,190
Classification to Assets of disposal groups classified as held for sale	(2,994)	-	(2,994)
Reserve for translation differences	(2,730)	(24)	(2,754)
Balance as of December 31, 2024	208,146	2,795	210,941

USD in thousands	Land	Offices and vehicles	Total

Balance as of January 1, 2023	93,547	2,968	96,515
Additions	25,122	998	26,120
Amortization of right-of-use assets	(4,765)	(884)	(5,649)
Linkage to index	4,060	40	4,100
Sale of consolidated companies	(1,354)	-	(1,354)
Reserve for translation differences	1,670	(54)	1,616
Balance as of December 31, 2023	118,280	3,068	121,348

Effects on the statements of income	For the year ended December 31
	2024	2023
	USD in thousands	USD in thousands

Interest expenses in respect of lease liability	(5,675)	(2,503)
Expenses attributed to variable lease payments which were not included in measurement of lease liability	(1,133)	(1,083)
Depreciation expenses	(7,023)	(3,819)
Total	(13,831)	(7,405)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments

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

The Company’s policy is to reduce the various risks to the extent feasible. The Company directs risk management towards economic exposure if there is a discrepancy between that exposure and the accounting exposure.

The CFO also reports to the required organs in the Company on an ongoing basis regarding the status of the Company’s liquid balances and the balances of its liabilities, and regarding the composition thereof.

The Company’s activities expose it to various financial risks, as follows:

(1)
Changes in foreign currency exchange rates

Some of the Company’s costs involved in project construction, finance costs, transactions and revenues are denominated in foreign currency, and the Company is therefore exposed to changes in those exchange rates, which affect the feasibility and profitability of the projects. The Company evaluates and makes use, from time to time, of derivative financial instruments, mostly forward transactions and currency options (hedging transactions”), to hedge its economic exposure to changes in foreign currency exchange rates. The derivative financial instrument below is treated under accounting hedging.

		Amount receivable in transaction currency	Amount payable in transaction currency		Fair value
	Project	Millions	Millions	Expiration date	USD millions

Foreign currency forward contracts (1)	PV+Storage	USD 3.6	NIS 13.2	January 2025	0.01

(1)	Hedging transaction to hedge against the USD/NIS exchange rate, based on the schedule of payments to the main contractors of the projects.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

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

	As of December 31, 2024
	Increase 5%			Decrease 5%
	OCI	Pre-tax profit	Value	Pre-tax profit	OCI
5% Change in the currency exchange rate	USD in thousands

NIS vs EURO
Loans to foreign operations	-	(626)	12,511	626	-

Equity of foreign operations
NIS vs EURO	(41,569)	-	831,371	-	41,569
NIS vs HUF	(462)	-	9,249	-	462
Total effect OCI	(42,031)	-	840,620	-	42,031

	As of December 31, 2023
	Increase 5%			Decrease 5%
	OCI	Pre-tax profit	Value	Pre-tax profit	OCI
5% Change in the currency exchange rate	USD in thousands

NIS vs EURO
Loans to foreign operations	-	(803)	16,052	803	-

Equity of foreign operations
NIS vs EURO	(43,583)	-	871,663	-	43,583
NIS vs HUF	(367)	-	7,345	-	367
Total effect on OCI	(43,950)	-	879,008	-	43,950

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

A.	Financial risk management policy (Cont.)

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

The following table presents the group's sensitivity to the index – the effect of a 3% change in the index:

	As of December 31, 2024
	Increase 3%		Decrease 3%
	Pre-tax profit	Carrying value	Pre-tax profit
3% Change in the index rate	USD in thousands

Loans to non-controlling interests	183	6,115	(183)
Loans from banks and other financial institutions	(22,625)	(754,163)	22,625
Loans from non-controlling interests	(35)	(1,173)	35
Other financial liabilities	(74)	(2,480)	74

	(22,551)	(751,701)	22,551

	As of December 31, 2023
	Increase 3%		Decrease 3%
	Pre-tax profit	Carrying value	Pre-tax profit
3% Change in the index rate	USD in thousands

Contract assets	2,982	99,416	(2,982)
Loans to investee entities	188	6,264	(188)
Loans to non-controlling interests	158	5,267	(158)
Loans from banks and other financial institutions	(24,965)	(816,087)	23,972
Other financial liabilities	(78)	(2,591)	78

	(21,715)	(707,731)	20,722

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

(B)	Financial risk factors

(1)
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

The following table presents the group's values of financial instruments which are exposed to cash flow risks in respect of interest rate changes which are not hedged in interest rate swap transactions and their sensitivity to the change of interest rate – the effect of a 2% change in the interest rate:

	As of December 31, 2024
	Increase 2%	Carrying	Decrease 2%
	Pre-tax profit	value	Pre-tax profit
2% Change in the interest rate	USD in thousands

Euribor-linked loan from banks (*)	(510)	(142,123)	510
SOFR-linked credit and loans from banks (*)	-	(206,379)	-
Loans to investees with variable interest	219	10,951	(219)

	(291)	(337,551)	291

	As of December 31, 2023
	Increase 2%	Carrying	Decrease 2%
	Pre-tax profit	value	Pre-tax profit
2% Change in the interest rate	USD in thousands

Euribor-linked loan from banks	(1,805)	(90,259)	1,805
SOFR-linked loans from banks (*)	-	(116,151)	-

	(1,805)	(206,410)	1,805

(*)
The company has loans which are linked to the SOFR interest rate and loans linked to the Euribor interest rate. The loans are used to finance projects under construction. Interest expenses during the construction period are capitalized to the cost of the facilities and have no impact on the Company’s results.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(1)	Interest rate risk (Cont.)

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

The following table specifies the interest rate swap contracts which were designated as hedging instruments, which exist as of the end of the reporting period:

	Interest rates		Par value	Final	Carrying value
Hedged contract	Original	After hedging	In thousands	repayment date	USD in thousands
Loan to finance the Lukovac project	3 month Euribor	0.75%	EUR 15,807 (USD 16,455)	31/03/2031	728
Loan to finance the Picasso project	3 month Euribor	1.08%	EUR 66,974 (USD 69,718)	31/03/2039	4,202
Loan to finance the Gecama project	6 month Euribor	0.147%	EUR 131,801 (USD 137,200)	30/06/2035	18,728
Loan to finance the Attila projects	3 month Bubor	1.445%-3.7%	HUF 11,732,624 (USD 29,782)	31/12/2030	4,152
Loan to finance the Bjorn project	6 month Euribor	0.526%	EUR 155,739 (USD 162,119)	28/12/2040	22,019
Loan to finance the Raaba ACDC project	3 month Euribor	2.908%	EUR 8,161 (USD 8,496)	30/12/2033	(334)
Loan to finance the Raaba Flow project	3 month Euribor	2.809%	EUR 18,160 (USD 18,903)	30/12/2033	(639)
Loan to finance the Pupin project	3 month Euribor	2.987%	EUR 54,726 (USD 56,968)	31/03/2040	(3,482)
Loan to finance the Atrisco project - PV	6 month SOFR	4.0712%	USD 121,444	30/09/2049	(482)
Loan to finance the Atrisco project - BESS	6 month SOFR	4.1049%	USD 177,771	30/09/2049	(1,222)

During the years 2024, 2023 and 2022, profit (loss) net of tax in the amount of USD (81) thousand, USD (23,380) thousand and USD 61,853, respectively, were recognized under other comprehensive income, in respect of the effectiveness of the cash flow hedge as a hedge against the cash flow risk in respect of interest rates.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(2)
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

The Group measures the credit loss provision in respect of trade receivables according to the probability of insolvency throughout the instrument’s entire lifetime, and for contract assets in respect of concession arrangements (see Note 9) according to the probability of insolvency during the coming 12 months. In light of the fact that the Company’s customers are large, financially strong entities, mostly with regulatory support, the probability of insolvency is low, and the Company believes that the expected credit losses in respect of them are insignificant.

The Company deposits its balance of liquid financial assets in bank deposits and in securities. All the deposits are with a diversified group of leading banks preferably with banks that provide loans to the Company.

(3)
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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(3)	Liquidity risk (Cont.)

Presented below are details regarding the Company’s liabilities segmented by repayment years, except for current items in the statement of financial position, such as trade and other payables, which are expected to be repaid according to their carrying values during the coming year:

	As of December 31, 2024(**)
						After
	2025	2026	2027	2028	2029	2029	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Liability in respect of deferred consideration arrangement	(409)	(352)	(352)	(352)	(352)	(2,148)	(3,965)
Liability in respect of put option	-	(24,961)	-	-	-	-	(24,961)
Loans from non-controlling interests	(10,573)	(11,034)	(9,683)	(10,390)	(10,084)	(35,259)	(87,023)
Debentures(*)	(57,091)	(163,601)	(166,960)	(103,867)	(163,784)	-	(655,303)
Credit and loans from banks and other financial institutions (*)	(192,606)	(193,499)	(240,784)	(262,858)	(187,570)	(1,796,531)	(2,873,848)
Liability in respect of tax equity arrangements	(10,536)	(10,234)	(10,253)	(10,194)	(9,884)	(131,960)	(183,061)
Lease liability (*)	(14,114)	(13,801)	(15,097)	(14,992)	(15,001)	(336,946)	(409,951)

	(285,329)	(417,482)	(443,129)	(402,653)	(386,675)	(2,302,844)	(4,238,112)

(*)	The above figures are presented according to their par values on the repayment date, including unaccrued interest, linked to the CPI / exchange rate as of the balance sheet date.
(**)	The Company has commitments in power purchase agreements which are not reflected in the Company’s statement of financial position.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

C.	Fair value

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

Details regarding fair value measurement at Level 3

Valuation method for
Financial instrument	determining fair value
Non-marketable shares measured at fair value through profit or loss	Fair value measured using a valuation method that includes the discounted cash flow method

Performance-based (“earn out”) contingent consideration	Fair value measured using the discounted cash flow method

The tables hereunder presents the fair value of the financial instruments that are measured at fair value in accordance to the fair value hierarchy:
As of December 31, 2024:

	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial Assets at fair value:
Non-marketable shares measured at fair value through profit or loss	-	-	69,216	69,216

Interest rate swaps	-	55,118	-	55,118

Financial liabilities at fair value:

Contracts in respect of forward transactions	-	(10)	-	(10)

Transactions to peg electricity prices swap (CFD differences contract)	-	(4,123)	-	(4,123)

Interest rate swaps	-	(11,448)	-	(11,448)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

C.	Fair value (Cont.)

As of December 31, 2023:

	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial Assets at fair value:
Contracts in respect of forward transactions	-	171	-	171

Interest rate swaps	-	63,208	-	63,208

Non-marketable shares measured at fair value through profit or loss	-	-	53,466	53,466

Transactions to peg electricity prices swap (CFD differences contract)	-	11,384	-	11,384

Financial liabilities at fair value:

Interest rate swaps	-	(7,217)	-	(7,217)

Performance-based contingent consideration (“Earn Out”), see Note 8A(1)	-	-	(22,941)	(22,941)

Deal contingent hedge	-	(5,539)	-	(5,539)

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	2024	2023
	Financial assets
Non-marketable shares measured at fair value through profit or loss	USD thousands
Balance as of January 1	53,466	42,918
Investment	14,707	5,682
Revaluation (*)	4,580	2,940
Translation differences	(3,537)	1,926
Balance as of December 31	69,216	53,466

	2024	2023
	Financial liabilities
Performance-based (“earn out”) contingent consideration	USD thousands
Balance as of January 1	(22,941)	(52,972)
Revaluation	(403)	25,377
Repayment	23,344	4,654
Balance as of December 31	-	(22,941)

(*)	Under financing income and expenses.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

C.	Fair value (Cont.)

(2)
Fair value of items which are not measured at fair value in the statement of financial position:

Except as specified in the following table, the Company believes that the carrying value of items which are not measured at fair value, including loans from non-controlling interests, is approximately identical to their fair value.

		Carrying value		Fair value
		As of December 31		As of December 31
	Fair value level	2024	2023	2024	2023
		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures	Level 1	616,334	454,091	601,511	430,889

Loans from banks and other financial institutions (1)	Level 3	1,254,996	1,305,642	1,018,890	876,561

Liability in respect of deferred consideration arrangement (1)	Level 3	2,480	2,591	2,562	3,019

(1)
Fair value is determined according to the present value of future cash flows, discounted by an interest rate which reflects, according to the assessment of management, the change in the credit margin and risk level which occurred during the period.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 28 - Financial Instruments (Cont.)

D.	Other financial assets, Other financial liabilities and Financial liabilities through profit or loss

	December 31	December 31
	2024	2023
	USD in thousands	USD in thousands
Current assets
Other financial assets
Contracts in respect of forward transactions	-	171
Interest rate swaps	975	805
Loans to non-controlling interests (3)	446	-
Non-current assets
Other financial assets
Loans to non-controlling interests	5,669	4,834
Transactions to peg electricity prices swap (CFD differences contract)	-	11,384
Interest rate swaps	54,143	63,208

	60,787	80,402
Current liabilities
Other financial liabilities
Transactions to peg electricity prices swap (CFD differences contract)	(4,122)	-
Interest rate swaps	(591)	(154)
Liability in respect of tax equity arrangement	(3,418)	(1,070)
Contracts in respect of forward transactions	(10)	-
Financial liabilities through profit or loss
Performance-based contingent consideration (“Earn Out”) (1)	-	(13,860)
Liability in respect of deferred consideration arrangement (2)	(184)	(180)
Non-current liabilities
Other financial liabilities
Interest rate swaps	(10,857)	(7,868)
Deal contingent hedge	-	(5,539)
Liability in respect of tax equity arrangement	(97,008)	(48,613)
Financial liabilities through profit or loss
Liability in respect of deferred consideration arrangement (2)	(2,296)	(2,411)
Performance-based contingent consideration (“Earn Out”) as well as the founder’s put option (1)	(23,548)	(32,113)

	(142,033)	(111,808)

(1)	For additional details, see Note 8A(1).

(2)
The Company has liabilities in respect of deferred consideration arrangements for initiation services which were provided by some of the towns in Halutziot project. In exchange for the initiation services, those towns are entitled to a percentage of the distributable free cash flows, as defined in the agreement. The balance of the liability in respect of the deferred consideration arrangement including current maturities (see also Note 12), as of December 31, 2024 and 2023, amounted to USD 2,480 thousand and USD 2,591 thousand, respectively.

(3)	The current maturities related to Loans to non-controlling interests included in Other receivables in the Consolidated Statements of Financial Position.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 29 - Segmental Reporting

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

Due to the Company's organizational restructuring, the Chief Operation Decision Maker (CODM) now reviews the group’s results by segmenting them into three business units: MENA (Middle East and North Africa), Europe, the US. Consequently, the Central/Eastern Europe and Western Europe segments have been consolidated into the "Europe" segment, and the Israel segment has been incorporated into the MENA segment. In addition, the company concluded that the management and construction segment doesn’t meet the quantities threshold for determining reportable segment anywhere. Therefore, the segment is no longer defined as reportable segment and its results included among others, under “Other” segment. The comparative figures for the year ended December 31, 2023, and 2022 have been updated accordingly.

Presented below are details regarding the Company’s operating segments, in accordance with IFRS 8:

MENA segment -	Produces its revenue from the sale of the electricity which is produced through solar energy and wind energy in the Middle East and North Africa (MENA).

Europe segment -	Produces its revenue from the sale of the electricity which is produced through wind energy and solar energy in Europe.

U.S.A segment -	Produces its revenue and income from the sale of the electricity which is produced through solar energy in the United States, mostly at fixed tariffs over extended periods and from tax benefits.

Others -
Produces its revenue mostly from management services to projects in stages of development, construction or operation, and from construction services for projects. None of the above meets the quantitative thresholds for determining reportable segment.

The results of the segments are measured based on the Company’s segment adjusted EBITDA which is the Operating Profit adjusted to add the repayments of contract asset under concession agreements, depreciation and amortization, share-based compensation expenses, and non-recurring events attributed to the Company’s reportable segments. For the purposes of calculating adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in adjusted EBITDA. With respect to gains or losses from asset disposals, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in adjusted EBITDA. In the case of partial assets disposals, adjusted EBITDA includes only the actual consideration less the book value of the assets sold.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 29 - Segmental Reporting (Cont.)

B.	Segmental revenues and results

	For the year ended December 31, 2024
	MENA	Europe	USA	Total reportable segments	Others	Adjustments	Total
	USD in thousands
Revenues	155,693	197,143	15,748	368,584	9,351	-	377,935
Tax benefits	-	-	20,860	20,860	-	-	20,860
External revenues and income	155,693	197,143	36,608	389,444	9,351	-	398,795
Inter-segment revenues	-	-	-	-	5,569	(5,569)	-
Total revenues and income	155,693	197,143	36,608	389,444	14,920	(5,569)	398,795

Cost of sales (**)	29,792	35,450	4,957	70,199	9,470	1,027	80,696

Segment adjusted EBITDA	123,724	165,385	33,539	322,648	4,141	-	326,789

Reconciliations of unallocated amounts:
Headquarter costs (*)							(37,774)
Intersegment profit							100
Depreciation and amortization and share-based compensation							(117,249)
Other incomes not attributed to segments							3,669
Operating profit							175,535
Finance income							20,439
Finance expenses							(107,844)
Share in the losses of equity accounted investees							(3,350)
Profit before income taxes							84,780

(*) Including general and administrative and development expenses (excluding depreciation and amortization and share-based compensation).

(**) Excluding depreciation and amortization.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 29 - Segmental Reporting (Cont.)

B.	Segmental revenues and results (Cont.)

	For the year ended December 31, 2023
	MENA	Europe	USA	Total reportable segments	Others	Adjustments	Total
	USD in thousands
Revenues	67,687	177,471	2,274	247,432	8,270	-	255,702
Tax benefits	-	-	5,440	5,440	-	-	5,440
External revenues and income	67,687	177,471	7,714	252,872	8,270	-	261,142
Inter-segment revenues	-	-	-	-	9,074	(9,074)	-
Total revenues and income	67,687	177,471	7,714	252,872	17,344	(9,074)	261,142

Cost of sales (**)	13,204	31,670	778	45,652	12,888	(5,746)	52,794

Segment adjusted EBITDA	71,350	150,677	12,133	234,160	3,035	-	237,195

Reconciliations of unallocated amounts:
Headquarter costs (*)							(30,434)
Intersegment profit							1,587
Repayment of contract asset under concession arrangements							(14,120)
Depreciation and amortization and share-based compensation							(70,766)
Other incomes not attributed to segments							34,681
Operating profit							158,143
Finance income							36,799
Finance expenses							(68,143)
Share in the losses of equity accounted investees							(330)
Profit before income taxes							126,469

(*) Including general and administrative and development expenses (excluding depreciation and amortization and share-based compensation).

(**) Excluding depreciation and amortization.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 29 - Segmental Reporting (Cont.)

B.	Segmental revenues and results (Cont.)

	For the year ended December 31, 2022
	MENA	Europe	USA	Total reportable segments	Others	Adjustments	Total
	USD in thousands
Revenues	51,363	129,696	-	181,059	11,113	-	192,172
Tax benefits	-	-	-	-	-	-	-
External revenues and income	51,363	129,696	-	181,059	11,113	-	192,172
Inter-segment revenues	-	-	-	-	9,111	(9,111)	-
Total revenues and income	51,363	129,696	-	181,059	20,224	(9,111)	192,172

Cost of sales (**)	9,697	23,396	-	33,093	13,950	(6,605)	40,438

Segment adjusted EBITDA	57,598	101,931	-	159,529	4,018	-	163,547

Reconciliations of unallocated amounts:
Headquarter costs (*)							(18,071)
Intersegment profit							2,038
Repayment of contract asset under concession arrangements							(17,579)
Depreciation and amortization and share-based compensation							(50,940)
Other incomes not attributed to segments							11,617
Operating profit							90,612
Finance income							23,341
Finance expenses							(62,591)
Share in the losses of equity accounted investees							(306)
Profit before income taxes							51,056

(*) Including general and administrative and development expenses (excluding depreciation and amortization and share-based compensation).

(**) Excluding depreciation and amortization.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 30 - Balances and Transactions with Related Parties

A.	Compensation, benefits and transactions with related parties:

	For the year ended December 31
	2024	2023
	USD in thousands	USD in thousands
Compensation and benefits which were given to related parties:

Payroll and related expenses to Related parties employed in the Company	735	*749

Granting of equity compensation to Related parties employed in the Company	817	818

Number of people to whom the benefit applies	1	1

Compensation for directors who are not employed in the Company	503	552

Number of people to whom the benefit applies	7	8

Granting of equity compensation to directors who are not employed in the Company	378	216

Number of people to whom the benefit applies	7	1

* Including bonus for outstanding performance.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 30 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

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

In the Company’s annual meeting in August 2021 (the “2021 Meeting”), a progressive salary program was approved for Gilad. Gilad’s terms of tenure were amended in the Company’s Special General Meeting in April 2024 (the “2024 Meeting”) effective as of January 1, 2024. The following also reflects the salary during the entire reporting year):

Relevant year	Updated base salary (NIS)	Number of annual bonus salaries subject to the fulfillment of targets which will be determined according to the Company’s compensation policy*
2021 - Additional special compensation in respect of the closing of the Clēnera transaction - USA	150,000 (approximately USD 46,500)	Non-recurring
2022	95,000 (approximately USD 28,300)	8
2023	105,000 (approximately USD 29,800)	9
2024	108,000 (approximately USD 29,190)	10**

* The bonus amount may reach a level of 125% (i.e., above the foregoing salaries limit), subject to excellence targets which will be defined.

** Represents the target for annual bonus, not including discretionary bonus or bonus for outstanding performance.

Gilad’s salary components also include, in addition to the foregoing, vehicle components, social benefits, reimbursement of expenses, advance notice / adjustment fees, etc., according to the standard practice, and in accordance with the Company’s compensation policy.

Following the approval of the 2024 Meeting Gilad received a letter of exemption, exempting him from liability towards the Company under certain limited circumstances.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 30 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

B.  Engagements with interested parties and Related parties (Cont.)

Grant of options, Gilad:

In 2018, a grant of options was approved for Gilad in the amount of 990,000 options, in accordance with the following terms. The options were allocated through the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The exercise price of the options was determined proximate to the actual grant date of the options (which was done shortly after receiving approval from the TASE), according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 5%. The exercise price is not linked to the consumer price index. For additional details, see Note 18. The grant was performed on September 12, 2018.

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

The 2021 Meeting approved the allocation to Gilad of 500,000 options, exercisable into up to 500,000 ordinary Company shares, at an exercise price of 71.89 per share. The grant was performed on September 30, 2021. See Note 18(F).

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

Grant of restricted share units, Gilad:

The 2024 Meeting approved the grant of 87,023 restricted share units (“RSUs”) to Gilad. The RSUs, granted under the Company’s 2010 Plan, will vest in four equal annual instalments of 25%, so long as Gilad serves as an officer of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 30 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

B.	Engagements with interested parties and Related parties (Cont.)

(2)
Yair Seroussi, Chairman of the Board:

The 2021 Meeting, re-approved and updated the employment terms of Yair such that Yair’s annual compensation will amount to a total of NIS 600,000 (approximately USD 178 thousand) per year, effective beginning from the date of the meeting’s approval, to be paid in equal monthly payments against invoices (Mr. Seroussi is employed in a 40% position). In addition, the 2024 Meeting approved the issuance of an exemption letter to Yair, exempting him from liability towards the Company under certain limited circumstances.

Grant of options, Yair:

In accordance with the terms of the Company’s options plan, equity compensation of 360,000 non-marketable Company options was approved for Yair (the “Options”). The options were allocated on September 12, 2018 without receiving payment. The grant was performed through the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The exercise price of the options was determined according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 5%. The exercise price is not linked to the consumer price index. The options will vest on a quarterly basis over a period of 16 quarters. Options may be converted to shares according to the cashless exercise mechanism.Additionally, in the 2021 meeting, and in accordance with terms of the Company’s options plan, additional equity compensation of 142,000 non-marketable Company options was approved for Yair (the “Options”). The options were allocated without receiving payment. The grant was performed through the capital gains track through a trustee, in accordance with section 102 of the Income Tax Ordinance. The options will be held by a trustee, as required in accordance with the provisions of the Income Tax Ordinance. The lock-up period pursuant to the Income Tax Ordinance is two years. The exercise shares will have the same rights, for all intents and purposes, as the rights which are available to the holders of ordinary Company shares. The exercise price of the options was determined according to the Company’s average share price during the 30 trading days preceding the grant date, plus a premium of 2%. The exercise price is not linked to the consumer price index. The options will vest over a period of 4 years, where at the end of the first year after the grant, 25% of the options will vest; 25% additional options will vest on a quarterly basis during the second year after the grant; 25% additional options will vest on a quarterly basis during the third year after the grant; 5% additional options will vest on a quarterly basis during the fourth year after the grant. Options may be converted to shares according to the cashless exercise mechanism, by which the number of shares which will result from the exercise of the options will be less than the number of converted options. The number of shares on a fully diluted basis is calculated according to the B&S model and/or the binomial model.

Grant of restricted share units, Yair:

In April 2024, the 2024 Meeting approved the grant of 14,233 RSUs to Yair. The RSUs, granted under the Company’s 2010 Plan, will vest in four equal annual instalments of 25%, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter.

(3)
Board Members:

In April 2024, the 2024 Meeting approved the grant of 5,112 RSUs to each of the other six non-executive members of our board of directors (excluding Yair). The RSUs, granted under the Company’s 2010 Plan, will vest in three equal annual instalments of 33 1/3%, with the first instalment to vest a year from the grant date and an additional 33 1/3% to vest on each annual anniversary of the vesting date thereafter.

The 2024 Meeting approved the issuance of an exemption letter to each of the Board Members, exempting them from liability towards the Company under certain limited circumstances.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 31 - Guarantees, Engagements and Charges

A.	Engagements

(1)
Gecama wind energy project in Spain –transactions of hedging the electricity price

Gecama wind energy project with a total capacity of approximately 329MW (hereinafter: “the Project”) hedges the electricity prices in a CFD (Contract for Difference) format. For 2024 the Company hedged approximately 64% of its electricity production at a weighted average price of EUR 99.39 MWh. For 2025 the Company hedges approximately 65% of its forecasted electricity production at a weighted average price of EUR 65.25 MWh.

(2)
Picasso wind energy project in Sweden – agreement of hedging the electricity price

In 2024, Picasso wind energy project in Sweden had an additional agreement in place for hedging the price of half of the electricity produced in the project which is not subject to the original PPA.

According to the agreement, for each calculation period during the year, the hedged production quantity is the lower of:

(a)	35% of the project expected production according to a monthly hedge profile as defined in the agreement; or

(b)	50% of metered output as measured at the delivery point.

The agreed hedging price is 33.75 EUR per MWh.

(3)
Pupin wind energy project in Serbia – Acquiring the full rights of the project, initial commercial operation and signing on CFD agreement

During 2023, the Company acquired the full rights in Pupin, a wind energy project in Serbia with a total capacity of 94 MW. On December 10, 2024, the project started initial operation and is expected to reach full commercial operation during the first half of 2025.

On October 2, 2023, the Company announced that following a tender process, it has been awarded a 15-year inflation-linked Contract for Differences for the project. The arrangement will be structured through a CFD mechanism in which the state-owned utility Elektroprivreda Srbije will secure a base rate of EUR 68.88 per MWh for 72% of the project’s output linked to Eurostat's Consumer Price Index. The remainder of the electricity produced will be sold on a merchant basis.

(4)
Raaba ACDC and Tapolca PV projects in Hungary - Commercial operation

In August 2023, Raaba ACDC, a PV project with a total capacity of 26 MW has achieved commercial operation. All the energy generated by the project will be sold under a PPA linked to the consumer price index for 15 years.

On July 31, 2024, Tapolca, a PV project with a total capacity of 60MW has achieved commercial operation. The Tapolca project sells the electricity at merchant prices.

(5)

Series of PV projects integrated with storage in Israel – commercial operation

During the years 2023 and 2024 the Company has commenced full commercial operation of the cluster that includes 12 facilities with a combined solar generation capacity of 254MW and energy storage capacity of 594MWh. The entire output of the cluster will be sold to customers in Israel’s newly deregulated power market through Enlight's supplier division.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 31 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(6)
Atrisco PV + Storage project in the United States – commercial operation and tax equity arrangements

Atrisco PV project achieved full commercial operation in October 2024, followed by the Atrisco BESS project in November 2024.

Tax equity partnerships

The Company entered into a partnership agreement for a tax equity arrangement with Bank of America, N.A. relates to the Atrisco PV project and with U.S. Bancorp Community Development Corporation relates to the Atrisco BESS project (together, “Tax Partners”). For additional information regarding the tax equity partnership, please see Note 2(L).

In the latter half of 2024, U.S. Bancorp Community Development Corporation made a capital contribution of USD 213.4 million, and Bank of America, N.A. made an initial capital contribution of USD 198 million and will make additional (“deferred” or “paygo”) capital contributions based on solar energy production and whether the target internal rate of return (“Flip Rate”) has been achieved. These deferred contribution payments from Bank of America, N.A. will continue until the earlier of the Deferred Contribution CAP is reached or the end of the ten-year PTC (Production Tax Credit) period.

The Company has an option to purchase all the Tax Partners’ ownership interest at a specified purchase price upon reaching the Flip Point, subject to conditions as defined in the partnership agreement.

As of December 31, 2024, the Company recognized USD 355.6 million in Deferred income related to tax equity and USD 51.6 million in Other financial liabilities.

(7)
Snowflake PV project in the United States - power purchase agreements

On November 7, 2024, the Company through the American subsidiary Clenera Holdings LLC has signed a new power purchase agreement (“PPA”) with Arizona Public Service (“APS”) for its Snowflake A Project (“Snowflake A” or “the Project”). The busbar fixed price PPA encompasses the Project’s 600 MW of solar generation capacity and 1900 MWh of energy storage availability, and is for a duration of 20 years.

(8)
Roadrunner PV project in the United States – financial closing

Roadrunner consists of 290 MW solar generation and 940 MWh of energy storage capacity. Construction at the 1200-acre site has begun towards the end of 2024, and all procurement contracts have been signed. The Project has a 20-year busbar power purchase agreement covering its entire output with the Arizona Electric Power Cooperative (AEPCO).

On December 23, 2024, the Company  through its subsidiary Clenera Holdings LLC, has entered into a loan agreement with a consortium of four global banks including BNP Paribas Securities Corp, Crédit Agricole, Natixis Commercial and Investment Bank, and Norddeutsche Landesbank Girozentrale (Nord/LB), totaling $550 million, which are expected to convert into a $290 million term loan and $320 million of tax equity funding upon the Project’s COD. The term loan is structured with an amortization tenor of 20-25 years and is to be fully repaid 5 years from the Project’s COD (mini perm). The loans are subject to an all-in interest rate of 5.50%-6.0%.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 31 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(9)	Selling of projects

(a)
During 2023, two operated PV projects in Israel, “Dorot” and “Talmei Yafe” with a total capacity of 14MW and 11MW respectively, part of the group “Sunlight”, were sold to its partner for an amount of approximately USD 5.6 million (NIS 20.9 million

(b)	During 2023, PV project in the United Stated with a total capacity of 60MW which was under development, was sold to an American investment fund for a total amount of USD 12.3 million.

(c)
In the second quarter of 2024, the Company sold the Lone Butte project following the execution of an asset purchase agreement with the Gila River Indian Community Utility Authority. The transaction involved the sale of 100% of its member interest in the project for USD 5.7 million.

The capital gain from the above projects sales is included in “Gains from projects disposals” in the Consolidated Statement of Income.

B.	Bank and other financial institutions guarantees which were issued by the Company:

(1)
For the United States projects, as of December 2024, the Company provided performance guarantees in the total amount of USD 326.2 million of which USD 161.4 million were guarantees issued during 2024. Financial guarantees were provided in the total amount of USD 15.8 million of which USD 7.9 million were guarantees issued during 2024.

(2)
In the first quarter of 2025, five financial guarantees in the total amount of USD 53.2 million were provided for interconnection of the following projects in USA: Gemstone, Bear Island, Black Water, Swift Creek and Snowflake.

(3)
In 2020, the company won the tender for electricity production with a total power of 48MW. As part of the tender, the company provided a performance guarantee in the amount of NIS 28.8 million, which was reduced during 2024 to NIS 5.5 million as a result of progress in the construction of the facilities.

(4)
In 2020, the company won the second tender for electricity production with a total power of 82MW. As part of the tender, the company provided a performance guarantee in the amount of NIS 49.2 million, which was reduced during 2024 to NIS 1.4 million as a result of progress in the construction of the facilities.

(5)
During 2021, and in accordance with covenant 220D, which was determined by the Electricity Authority, and further to the Company’s winning of a competitive process for dual-use facilities, the Company provided a guarantee in the amount of NIS 4.5 million which should be expired during 2025.

(6)
As part of the electricity sector reform in Israel, the provision segment was opened to competition - and the Authority published regulations allowing electricity producers to buy and sell electricity directly to consumers. In order to engage with electricity consumers, the Company is required to obtain a provider license from the Electricity Authority. To meet the license conditions, the Company provided a guarantee in the amount of NIS 2 million. Additionally, as a license holder, in 2023, the Company signed contracts with several consumers and, for that purpose, provided a financial guarantee of NIS 38 million to the System Administrator – Noga. As additional consumers joined, in 2024, another guarantee in the amount of NIS 32 million was provided to Noga.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 31 - Guarantees, Engagements and Charges (Cont.)

B.	Bank and other financial institutions guarantees which were issued by the Company: (Cont.)

(7)
For Pupin project in Serbia, the company provided in 2023, a performance bank guarantee in the amount of EUR 4.08 million which should expire during 2026, and two financial guarantees to the Transmission System Operator in the amount of approximately RSD 19.2 million which were issued in January 2024.

(8)	During the second quarter of 2022, for the grid connection of the project Haro Solar 3 S.L., the Company provided guarantees in the total amount of EUR 2 million.

(9)
For the grid connection of the Gecama-Hybrid project, during 2022 the Company provided guarantees in the total amount of EUR 7 million and on December 2024 the company provided an additional guarantee in the amount of EUR 1 million.

(10)	During the last quarter of 2024, the company provided guarantees in the total amount of EUR 19.2 million for the grid connection of Extrema Solar, Enlight-Valparaiso and Enlight-Leon projects.

(11)	The company provided in 2020, a bank guarantee in the amount of approximately SEK 17.28 million, as part of the financing agreement for Picasso project in Sweden, which was signed in December 2019.

(12)	For the Crepaja project in Croatia, the Company provided two guarantees totaling approximately EUR 6 million to the Transmission System Operator during 2024.

(13)
In 2024, the Company participated in the High Voltage Storage Tender and, as part of this process, submitted three bid guarantees totalling NIS 96.7 million.

At the beginning of 2025, the Company received a winning notice for the tender, and as a result, two performance guarantees totalling NIS 96.7 million were provided to the System Administrator – Noga.

(14)
As part of a land transaction in Yatir Forest and for the purpose of an appeal process regarding the land appraisal, two guarantees totaling NIS 33.3 million were submitted to the Israel Land Authority.

(15)	As part of Enlight Local's activities, guarantees totaling NIS 2.5 million were provided to the Israel Electric Corporation and local authorities.

C.	Bank and other financial institutions guarantees which were issued by consolidated entities:

(1)
As part of the receipt of a conditional license for Emek HaBacha project, in 2018, the project provided a guarantee in the amount of approximately NIS 2 million to the Electricity Authority, which was replaced with a permanent license guarantee in the total amount of 1.7 million during the second quarter of 2022. In 2021, the project provided a guarantee in the amount of NIS 3.9 million towards the Israel Land Authority, in respect of works at Elrom. The guarantee amounts are indexed to the CPI.

(2)
Within the framework of the lease agreements for Emek HaBacha project, beginning in 2017 and by the end of 2020, the project provided bank guarantees for leases from the townships in the amount of approximately NIS 4.27 million, indexed to the CPI.

(3)
As part of receiving a permanent license for Ruach Beresheet wind project, in 2023, the project provided a guarantee in the amount of approximately NIS 3.9 million (indexed to the CPI) to the Electricity Authority.

(4)	As part of the lease agreements in respect of the projects Halutziot, Mivtahim and Talmey-Bilu bank guarantees were provided in the amount of approximately NIS 5.6 million, indexed to the CPI.

(5)	For the Haluziot project, in 2021, for the receipt of a permanent license, a guarantee was provided to the Electricity Authority in the amount of approximately NIS 1 million.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 31 - Guarantees, Engagements and Charges (Cont.)

D.	Parent company guarantees:

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

C.
Parent guarantee in connection with Tax Equity for Apex in favor of CLI-HBAN Solar Trust. This guaranty would become effective only if (1) Clenera Holdings failed to pay the obligations under its guarantee and (2) the Apex project company failed to perform its obligations and. This guarantee covers Clenera’s tax indemnity obligations, certain operational obligations, and other obligations under the tax equity arrangement.

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

ii)
Guarantee in favor of HSBC dated December 13, 2023 in connection with debt for Atrisco PV. This guarantee was given to secure the Atrisco project Company's obligations under the Financing Agreement with respect to (1) Merchant Tail prepayment; (2) Module Testing prepayment; (3) Reactive Power indemnity; and (4) Reactive Power prepayment.

iii)

Guaranty given by Enlight Renewable Energy Ltd. to U.S. Bancorp Community Development Corporation, dated July 25, 2024 (Atrisco BESS - tax equity). Guarantee (a) Investor Indemnified Costs under the LLCA, and (b) all other obligations of the Obligors (including the Class B Member) under the ECCA, LLCA, Development Services and Construction Management Agreement, and Management Services Agreement (together, the "Guaranteed Agreements")

This guaranty will expire earlier of: (1) the date upon which all indemnification obligations of the Obligors under the Guaranteed Agreements have expired and any existing Guaranteed Obligations existing as of that date have been paid in full, (2) the date upon which the Guaranteed Agreements have been terminated, except for any contingent obligations that survive terminations, and (3) delivery of a Replacement Guaranty.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 31 - Guarantees, Engagements and Charges (Cont.)

D.	Parent company guarantees: (Cont.)

b.
Two Equity Commitment Letters dated December 28, 2023 (SPA) given in favor of Tesla, Inc., (SPA & SPA 2) to secure payment obligations of Atrisco Energy Storage LLC under Sale and Purchase Agreement for purchase of batteries for the Atrisco ESS project in an aggregated amount of approximately 350,000,000 USD.

c.
General Agreement of Indemnity (Demand LC) made by Enlight Renewable Energy LLC and Clenera Holdings, LLC in connection with Surety Bond issued by Euler Hermes in favor of Public Service Company of New Mexico, dated May 24, 2023. This Indemnifies Surety from and against losses pursuant to Bond issued by Surety.

d.
Guaranty given by Enlight Renewable Energy Ltd. to Credit Agricole Corporate and Investment Bank, dated February 21, 2024, as amended June 7, 2024 (related to Atrisco Bill of Exchange transaction No. 1)

E.
A Letter of Indemnity dated April 24, 2023, was given by the Company in favor of Israel Discount Bank Ltd., in connection with the Counter Standby L/C issued in f/o Salt River Project Agricultural Improvement and Power District. The purpose of this Letter of Indemnity is to provide financial security to backstop withdrawals under the standby LC (as related to PPA between Co Bar Solar D LLC and Salt River Project Agricultural Improvement and Power District (April 21, 2023) up to 20 million USD.

F.	The Company issued several guarantees associated with the Gecama hybrid project in Spain:

a.	Guaranty given by Enlight Renewable Energy Ltd. in favor of the EPC contractor in the amount of approximately USD 18.5 million.

b.	Guaranty given by Enlight Renewable Energy Ltd. in favor of Axpo Iberia SLU in the amount of approximately USD 6 million.

G.	As part of the signing of the financing agreement with Bank Hapoalim, for financing 11 PV & storage projects in Israel, the Company has provided on November 29, 2023 the following guarantees:

a.	Guarantee in connection with all obligations and liabilities of Enlight – Finance, Limited Partnership (the Borrower) under the SFA.

b.
Guarantee in connection with all obligations and liabilities of the Company's Private Supplier (Enlight Enterprise, Limited Partnership) towards each of the Project Entities under each Private Supplier Agreement.

H.
As part of its activity as a power supplier in the Israeli market, the Company provides from time to time guarantees to secure the Company's Private Power Supplier (Enlight Enterprise, Limited Partnership) obligations towards commercial customers and project entities (power producers).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 31 - Guarantees, Engagements and Charges (Cont.)

D.	Parent company guarantees: (Cont.)

I.	Guarantee of up to USD 21.5 million in connection with batteries and solar modules supply agreements for PV & storage projects in Israel.

J.
Parent Support Letter issued to KPMG, dated April 22, 2024 (in conjunction with KPMG's audit assessment), regarding all obligations, debt service requirements, and liabilities of Clenera Holdings, LLC, expiring in April 30, 2025. The expiration of this letter was extended until April 30, 2026.

K.	The following parental guarantees were issued with respect to Country Acres project:

(a)
Equity Commitment Letter given by Enlight in favor of Tesla, Inc., dated September 6, 2024 (SPA), to secure payment obligations of Country Acres Clean Power LLC under Sale and Purchase Agreement for purchase of batteries for the Roadrunner project, in the amount of $219 million.

(b)
Equity Commitment Letter given by Enlight in favor of Tesla, Inc., dated December 9, 2024 (SPA). This secure payment obligations of Country Acres Clean Power LLC under Sale and Purchase Agreement for purchase of batteries for the Country Acres project, in the amount of $93 million.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 31 - Guarantees, Engagements and Charges (Cont.)

D.	Parent company guarantees: (Cont.)

(c)
Equity Commitment Letter given by Enlight in favor of Tesla, Inc., dated December 9, 2024 (SPA 2). This secures payment obligations of Country Acres Clean Power LLC under Sale and Purchase Agreement for purchase of batteries for the Country Acres project, in the amount of $93 million.

L.	The following parental guarantees were issued with respect to Roadrunner project:

(a)	See guarantee as specified above in section K(a).

(b)
Guaranty given by Enlight Renewable Energy Ltd. to Credit Agricole Corporate and Investment Bank, dated February 21, 2024, as amended September 20, 2024 (related to Roadrunner Battery storage). This guarantees payment to CACIB in conjunction with the Bill of Exchange for Clenera Holdings, LLC (covers BOE No. 1 with Tesla for Roadrunner Battery Storage), in the amount of $5.6 million.

(c)
Guaranty given by Enlight Renewable Energy Ltd. to Credit Agricole Corporate and Investment Bank, dated February 21, 2024, as amended October 25, 2024 (related to Roadrunner Battery storage). This guarantees payment to CACIB in conjunction with the Bill of Exchange for Clenera Holdings, LLC (covers BOE No. 2 with Tesla for Roadrunner Battery Storage), in the amount of $5.6 million.

M.
With respect to Snowflake project, a General Agreement of Indemnity made by Enlight Renewable Energy LLC in connection with Surety Bonds issued by one of Endurance Assurance Corporation, Endurance American Insurance, Lexon Insurance Company, and Bond Safeguard Insurance Company in favor of Arizona Public Service Company, dated December 9, 2024 (Sompo International Surety Bond). This guarantee indemnifies Surety from and against losses pursuant to Bond issued by Surety to satisfy Snowflake A PPA security requirement, in the amount of $89 million.

N.
The following parental guarantee were issued to the turbine supplier with respect to Bjornberget wind project in Sweden. Currently this guarantee is limited to $19.6 million. This guaranty will expire earlier of: (1) the date upon which the company has paid under the guarantee an aggregate sum equal to the maximum aggregate liability; (2) when the last payment to the supplier under the contract has been credited to the account specified by the supplier in accordance with the terms of the contract.

O.	Guarantees of up to USD 36 million issued in 2022 in conjunction with a share purchase agreement of projects in Croatia, for the payment obligations under the contract.

P.	Guarantees of up to USD 7 million issued in 2022 in conjunction with a development services agreement of the Crepaja project in Serbia, for the payment obligations under the contract.

Q.
As part of the signing of the financing agreement with Discount Bank, for the financing of a floating PV & storage project in Israel, the Company has provided on December 17, 2024 the following guarantees:

(a)	Guarantee in connection with all obligations and liabilities of Enlight Floating Energy, Limited Partnership (the Borrower) under the SFA.

(b)
Guarantee in connection with all obligations and liabilities of the Company's Private Supplier (Enlight Enterprise, Limited Partnership) towards the Project Entity under the Private Supplier Agreement.

R.	In addition, the Company has issued several parental guarantees as part of it regular course of business, in non-material amounts.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2024

Note 32 - Events After the End of the Reporting Period

A.
Signing on agreement of selling a partnership holding a cluster of PV + Storage projects in Israel

At the beginning of 2025, the Company signed an agreement of selling 44% of a partnership (hereafter- “the Partnership”), which holds a cluster of PV + Storage projects in Israel to Harel Insurance Investments & Financial Services Ltd. and Amitim Senior Pension Funds (here after- “the Investors”, “the Sale Agreement”), who acquired a 25% and 19% stake respectively.

The Investors purchased 44% of the Partnership for a total investment of approximately $50 million in cash, of which $45 million paid upfront, and $5 million will be deferred consideration to be paid by the Investors upon fulfillment of certain conditions set forth in the Sale Agreement.

The cluster consists of operational and pre-construction projects totaling 69 MW of solar generation and 448 MWh of energy storage capacity. A fully owned subsidiary of the Company will act as the General Partner in the Partnership.

In conjunction with the Sale Agreement, the Investors have Kick Out Right of 50% of the Company’s holdings in the General Partner, therefore the Company will cease to consolidate the financial results of the Partnership in its financial statements, and will accordingly recognize a profit of approximately $94 million.

B.
Issuance of two series of debentures

On February 26, 2025, the Company issued two debentures series: Series G and Series H, as specified below.

The Company completed an issuance of debentures (hereafter: “Series G”), at a total scope of NIS 468,784,000 par value, at a price of NIS 0.971 per not, and for a total (gross) consideration of NIS 455,189,264, in addition, The Company completed an issuance of debentures convertible into registered ordinary shares, with a par value of NIS 0.1 each, of the Company (hereinafter: the “Series H”), at a total scope of NIS 414,847,000 par value, at a price of NIS 1 per note, and for a total (gross) consideration of NIS 414,847,000.

Presented below are the main terms of Series G and Series H:

•	Series G and Series H are not linked to any index, have a par value of NIS 1 each, and are repayable in 4 equal payments which will be paid on September 1 of the years 2030-2033.

•
The unpaid principal balance of the Series G debentures will bear fixed annual interest of 5% and Series H convertible debentures will bear fixed annual interest of 4%, to be paid twice per year from 2025 to 2033 (inclusive).

•
The unpaid principal balance of the Series H is convertible into Company's ordinary shares, with a par value of NIS 0.1 each, in the manner specified below: (1) during the period from the date of listing of the series H on the TASE until August 31, 2027, each NIS 80 par value of the debentures (Series H) will be convertible into one ordinary share of the Company; and (2) during the period from September 1, 2027 to August 22, 2033, each NIS 1,000 par value of Series H will be convertible into one ordinary share of the Company.

•	Midroog Ltd. rated the debentures (Series G) and the convertible debentures (Series H) at A2.il, stable rating outlook.