Form 20-F
period 2025-12-31
Enlight Renewable Energy Ltd.
filed 2026-03-30
CIK 1922641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Lisa Haimovitz
VP General Counsel
13 Amal St., Afek Industrial Park
Rosh Ha’ayin 4809249, Israel
Telephone: +972 (3) 900-8710
Email: lisa.haimovitz@enlightenergy.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2025, the registrant had 132,133,899 outstanding ordinary shares, par value 0.1 NIS per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

CONTENTS

INTRODUCTION		1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
PRESENTATION OF FINANCIAL INFORMATION		4
PART I		6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3. KEY INFORMATION		6
A.	[Reserved.]	6
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
ITEM 4. INFORMATION ON THE COMPANY		49
A.	History and Development of the Company	49
B.	Business Overview	50
C.	Organizational Structure	81
D.	Property, Plants and Equipment	81
ITEM 4A. UNRESOLVED STAFF COMMENTS		82
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		82
A.	Operating Results	89
B.	Liquidity and Capital Resources	96
C.	Research and Development, Patents and Licenses, Etc.	107
D.	Trend Information	107
E.	Critical Accounting Estimates	107
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		108
A.	Directors and Senior Management	108
B.	Compensation	111
C.	Board Practices	118
D.	Employees	128
E.	Share Ownership	129
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	129
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		129
A.	Major Shareholders	129
B.	Related Party Transactions	132
C.	Interests of Experts and Counsel	132
ITEM 8. FINANCIAL INFORMATION		132
A.	Consolidated Statements and Other Financial Information	132
B.	Significant Changes	133
ITEM 9. THE OFFER AND LISTING		133
A.	Offer and Listing Details	133
B.	Plan of Distribution	133
C.	Markets	133
D.	Selling Shareholders	133
E.	Dilution	133
F.	Expenses of the Issue	133
ITEM 10. ADDITIONAL INFORMATION		134
A.	Share Capital	134
B.	Memorandum and Articles of Association	134
C.	Material Contracts	134
D.	Exchange Controls	134
E.	Taxation	134
F.	Dividends and Paying Agents	140
G.	Statement by Experts	140
H.	Documents on Display	140
I.	Subsidiary Information	141
J.	Annual Report to Security Holders	141

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D. “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

•	our ability to identify and secure suitable land for renewable energy projects and to successfully develop and convert such projects into Operational Projects;

•	limited availability of, and access to, interconnection facilities and transmission systems, which may result in project delays, increased costs, or project cancellations;

•	our ability to obtain and maintain required governmental, environmental and other regulatory approvals and permits in a timely manner and on acceptable terms;

•	construction delays, operational disruptions and supply chain constraints, including increases in the cost of materials and services, cost overruns and disputes with contractors;

•
disruptions in international trade, including as a result of political, social or economic instability, tariffs, trade restrictions and evolving regulations relating to forced labor and supply chains (such as the UFLPA and similar European Union regulations);

•	our suppliers’ ability and willingness to perform their contractual obligations, including risks relating to equipment quality, performance failures and long lead times for critical components;

•	intense competition from traditional utilities and renewable energy companies in developing renewable energy projects;

•
potential decreases in demand for renewable energy or shifts in governmental policy (including in the United States) that favor fossil fuel or other energy sources, as well as our ability to enter into new offtake contracts on acceptable terms as existing contracts expire;

•
the impact of the growing use of artificial intelligence on energy demand, pricing and regulation, as well as risks associated with our own use of artificial intelligence, including legal, regulatory, cybersecurity and reputational risks;

•
our offtakers’ ability to fulfill or renew their contractual obligations, including their ability to terminate contracts or seek remedies if our projects fail to meet development, operational or performance benchmarks or if their creditworthiness deteriorates;

•	exposure to electricity price volatility, including merchant market risk, under certain offtake arrangements;

•	technical and operational challenges, including unplanned outages, reduced output, equipment degradation and failure, and operator curtailment;

•	dependence on suitable meteorological and environmental conditions and our ability to accurately predict such conditions, as well as the potential impacts of climate change;

•	limitations in our ability to enforce warranties or recover losses from counterparties if our projects do not perform as expected;

•	government actions that may restrict or reduce profitability, including curtailment orders, energy price caps, windfall taxes and changes to subsidy regimes or carbon pricing mechanisms;

•
electricity price volatility, extreme weather conditions, natural disasters, transmission constraints and other operational risks, as well as the possibility that our insurance coverage may not be adequate to cover resulting losses;

•	our dependence on a limited number of Operational Projects for a substantial portion of our cash flows;

•	risks associated with growing our portfolio through acquisitions, including regulatory approvals (such as CFIUS), integration risks and potential liabilities;

•	rapid technological changes that could impair the competitiveness of our projects or affect expected returns;

•	macroeconomic risks, including inflation, interest rate volatility and currency exchange fluctuations;

•	our ability to attract and retain qualified personnel in a competitive labor market;

•	legal, regulatory and compliance risks across multiple jurisdictions, including litigation risk;

•	cyber-attacks, security incidents and other disruptions to our IT systems or operational infrastructure, as well as risks associated with terrorism, war, or other geopolitical events;

•	changes in renewable energy policies, regulations and incentives, including the reduction, elimination or expiration of governmental support mechanisms and subsidies;

•	risks associated with expansion into new markets and new lines of business, including data center development and direct-to-customer electricity sales;

•	risks related to international trade compliance, including tariffs, sanctions, export controls and anti-bribery and anti-corruption laws;

•	compliance with Environmental Health and Safety (EHS) requirements and evolving ESG-related expectations;

•	our level of indebtedness and our ability to obtain financing, including project financing and tax equity financing, on favorable terms;

•	limitations on our operational flexibility resulting from tax equity and other financing arrangements;

•	potential disputes with partners, investors and other counterparties that could reduce our rights to project cash flows;

•	risks associated with changes in tax laws and regulations across jurisdictions, including the implementation of global minimum tax regimes (such as Pillar Two);

•	risks related to our incorporation and operations in Israel, including ongoing regional conflicts, geopolitical instability, supply chain disruptions and potential impacts on credit ratings;

•	the costs and management burden associated with being a public company, including compliance with U.S. securities laws and internal control requirements; and

•	provisions in our Articles of Association and applicable law that may delay or prevent a change of control or limit shareholders’ rights.

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

In 2025, we elected to modify the classification of certain items within our Consolidated Statements of Cash Flows. Interest paid, including payments on interest rate swaps, is now presented within Financing Activities, while interest received is presented within Investing Activities. We believe this change provides a more comprehensive view of our financing costs and better reflects the underlying economic substance of these cash flows. Previously, these items were included in Cash Flows from Operating Activities. For detailed information, see Note 2C to our consolidated financial statements included elsewhere in this Annual Report.

In 2024, we changed the presentation of our Income Statement to include the presentation of specific items such as Tax Benefits that were previously included in Other Income and to remove Gross Profit. We believe that such presentation provides more relevant information and better reflects the measurement of its financial performance. The Company applied such change retrospectively throughout this Annual Report.

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

CERTAIN DEFINITIONS

As used in this Annual Report, except where the context otherwise requires or where otherwise indicated:

“Advanced Development Projects” refers to our projects that are expected to commence construction within 13 to 24 months of February 16, 2026.

“BOI Exchange Rate” refers to the U.S. Dollar exchange rate reported by the Bank of Israel on February 17, 2026, which was NIS 3.105 to $1.00.

“CEE” refers to central and eastern Europe.

“Clenera” refers to Clenera Holdings, LLC, a Delaware limited liability company.

“Clenera Acquisition” refers to our acquisition of a 90.1% equity interest in Clenera.

“COD” refers to the commercial operation date of our projects.

“Development Projects” refers to our projects in various stages of development that are not expected to commence construction within 24 months of February 16, 2026.

“EA” refers to Israel Electricity Authority, the chief electricity market regulator in Israel.

“ESA” refers to energy storage or similar agreement.

“FGW” or “Factored GW” is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The Company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

“GW” refers to gigawatts measured on a direct current basis.

“GWh” refers to gigawatt hours.

“Operational Projects” refers to our Mature Projects that, as of February 16, 2026, were operational and selling energy.

“Mature Projects” refers to our projects that, as of February 16, 2026, were operational, under construction or in pre-construction (meaning, that they are expected to commence construction within 12 months of February 16, 2026).

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

“Safe Harbor” refers to rules that allow a developer to secure eligibility for certain federal credits for a given renewable energy project through commencement of construction activities.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved.]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below and the other information contained in this Annual Report before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations, or strategic objectives could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. References to past events are provided in these risk factors by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.

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

•
receiving required environmental, land-use, and construction and operation permits and approvals from governmental agencies in a timely manner and on reasonable terms, which permits and approvals are governed by statutes and regulations that may change between issuance and construction. For example, in 2025, we did not receive the required permits for an Israeli project in our development portfolio. It has since been written off and abandoned;

•	avoiding or mitigating impacts to protected or endangered species or habitats, migratory birds, wetlands or other water resources, and/or archaeological, historical or cultural resources;

•	securing necessary rights-of-way for access, as well as water rights and other necessary utilities for project construction and operation;

•	securing appropriate title coverage, including coverage for mineral rights and mechanics’ liens;

•	negotiating development agreements, public benefit agreements and other agreements to compensate local governments for project impacts;

•	negotiating tax abatement and incentive agreements, whenever applicable;

•	complying with U.S. Safe Harbor regulations to ensure project eligibility for tax credits whenever applicable;

•	obtaining financing, including debt, equity, and tax equity financing;

•	negotiating satisfactory energy, procurement and construction (“EPC”) or balance of plant (“BoP”) agreements, including agreements with third-party EPC or BoP contractors;

•	completing construction on budget and on time; and

•
when initiating construction on an operational site (for the purposes of hybridization or retrofitting generating assets) existing generation arrangements may be shifted or suspended, impacting the operational and financial performance of the project.

In addition, our projects depend upon obtaining, in a timely and economic manner, interconnection to electric transmission facilities to deliver the electricity we generate. A failure or delay in the operation, development of, or interconnection to, these interconnection or transmission facilities could result in our losing total revenues and income because such a failure or delay could limit the amount of power our Operational Projects deliver or delay the completion of our construction projects. The requests for processing interconnection and transmission requests and conducting the associated studies may become backlogged causing delays in determining interconnection and transmission rights and costs. The costs of such interconnection and transmission facilities for which our projects may be responsible could be significant, uncertain and subject to change, including after a project commences operation. The absence of availability and access to interconnection facilities and transmissions systems, our inability to obtain them in a timely manner, at a reasonable cost and at reasonable terms and conditions, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities may have a material adverse effect on our ability to partially or fully develop our projects, which could materially and adversely affect our results of operations and cash flow. In 2025, several of our projects were delayed for periods ranging from 6 to 24 months for various reasons, including due to regulatory reforms that have taken longer than expected to complete, and extended reviews by regulators. For example, our CO Bar complex in the U.S. was delayed due to a reform of the interconnect queue process in Arizona, as well as slower grants of federal permits required for finalizing the complex’s interconnect agreement. Our Gecama hybridization project in Spain was delayed due to slower than expected granting of applicable environmental permits. If we fail to complete the development of a renewable energy project in accordance with applicable contracts or fail to fulfill other contract obligations, we may be subject to forfeiture of significant deposits under, or the termination of, offtake contracts, incur significant liquidated damages, penalties and/or other obligations under other project-related agreements and may not be able to recover our investment in the project. If we are unable to complete the development of a renewable energy project, we may impair some or all of the capitalized investments we have made relating to the project. We generally expense development costs for a project as long as we estimate that the probability of realization of such project is less than 50%. Once we determine a project has a greater than 50% probability of realization, development costs incurred for such project are capitalized. Should the probability of realization subsequently fall below 50%, the capitalized amounts are recognized as development expenses, which would have an adverse impact on our results of operations in the period in which the loss is recognized.

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

•
the presence or potential presence of waking or shadowing effects caused by neighboring activities, which reduce potential energy production by decreasing wind speeds or reducing available insolation; and

•
due to the large amount of land required to site solar energy and wind energy projects, there may be greater risk of the presence or occurrence of one or more of the following: (i) pollution, contamination or other wastes at the project site; (ii) protected plant or animal species; (iii) archaeological or cultural resources; or (iv) local opposition to wind energy and solar energy projects in certain markets due to concerns about noise, health, environmental or other alleged impacts of such projects due to the presence or potential presence of land use restrictions and other environment-related siting factors.

We do not own all of the land on which the projects in our portfolio are located.

As a project developer, we require land rights in order to successfully develop, finance and construct our projects. We do not own all of the land on which the projects in our portfolio are located, and our current projects generally are, and our future projects may be, located on land occupied under long-term easements, leases and rights of way. The ownership interests in the land subject to these easements, leases and rights of way may be subject to mortgages securing loans or other liens and other easement, lease rights and rights of way of third parties that were created prior to our projects’ easements, leases and rights of way. As a result, some of our projects’ rights under such easements, leases or rights of way may be subject to the rights of these third parties. While we perform title searches, obtain title insurance, record our interests in the real property records of the projects’ localities and enter into non-disturbance agreements to protect ourselves against these risks, such measures may be inadequate to protect against all risk that our rights to use the land on which our projects are or will be located and our projects’ rights to such easements, leases and rights of way could be lost or curtailed. Any such loss or curtailment of our rights to use the land on which our projects are or will be located could have a material adverse effect on our business, financial condition and results of operations. In addition, certain U.S. states restrict or prohibit foreign ownership of agricultural land, limiting our ability to acquire land rights in such states, and permitting us to acquire ownership only after re-zoning to solar or storage uses. Rules regarding foreign ownership of land may affect our ability to develop projects in jurisdictions in which we operate.

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

For example, our CO Bar complex in Arizona, which comprises of five individual projects with a combined generation capacity of 1,211 MW and storage capacity of 4,000 MWh, was originally expected to reach COD in the second half of 2026, but was delayed due to the Arizona Public Service’s interconnect queue reform, which has taken longer than expected to complete. Progress on the CO Bar complex was also slowed due to new U.S. regulations announced in 2025 requiring the approval of the Department of Interior for any project on federal land, posing an additional hurdle to the finalization of CO Bar’s interconnection agreement. Development of our Nardo stand-alone storage project in Italy was delayed due to slower than expected granting of the required comprehensive development permits.

The development, construction and operation of our projects require governmental, regulatory, and environmental approvals and permits, and may thus be exposed to political and community scrutiny.

The development, construction and operation of renewable energy projects, including the transmission and sale of electricity and associated products, are highly regulated, require various local and central governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal and the terms of a subsequently issued permit may not be consistent with the terms of the permit initially issued. In addition, some permits and approvals require ongoing compliance with terms and conditions, some of which can change over time. For example, new regulations regarding use of federal land for renewable energy projects were enacted in the U.S. during 2025. Such regulations, approvals, permits and terms and conditions have become more demanding across the industry. Moreover, activists and community members have become more vocal and organized in many jurisdictions, and there is an increased prevalence of local ordinances and moratoria related to wind energy, solar energy, and battery storage projects. We cannot predict whether all permits and approvals required for a given project will be granted, or granted on a timely basis, or whether the conditions associated with such permits and approvals will be achievable, as such conditions may change over time. For example, delays in receiving the applicable environmental permit for our Gecama Solar hybridization project in Spain delayed the project’s timeline by approximately two years.

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

We are subject to risk from fluctuating market prices of certain raw materials, particularly steel, aluminum, copper, polycrystalline silicon and lithium, which are used in the construction and maintenance of our solar energy, wind energy and battery storage projects. Prices of these raw materials may be affected by tariffs, trade or supply restrictions or other market factors from time to time. Some of the components and materials related to the equipment we purchase are sourced from outside of markets where we operate through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of shipping and transportation constraints, and other supply chain disruptions. Higher oil prices caused by the war in Iran could lead to higher shipping and transportation costs, which could in turn increase the price of equipment and components on a delivered basis. Due to these and other supply chain disruptions, we may have to make sourcing decisions which could limit our supply options. In addition, certain types of equipment are considered to be “long lead items”, which may take particularly long period of time.

Changes in international trade policy impacting regions where our components and materials are made could cause future disruptions in trade. For example, concerns about forced labor in China’s Xinjiang Uyghur Autonomous Region (“XUAR”), where certain components and materials are manufactured, have led to legislation in countries such as the United States restricting imports from such region. Specifically, on December 23, 2021, the United States enacted the Uyghur Forced Labor Prevention Act (“UFLPA”), which presumptively prohibits imports of any goods made either wholly or in part in the XUAR. The law, which went into effect on June 21, 2022, creates a rebuttable presumption against “the importation of goods made, manufactured, or mined in the XUAR (and certain other categories of persons in China)” unless the importer meets certain due diligence standards, responds to all inquiries from U.S. Customs and Border Protection (“CBP”) related to forced labor and the CBP determines, based on “clear and convincing evidence,” that the goods in question were not produced wholly or in part by forced labor. CBP has identified silica-based and polysilicon as high-priority sectors for enforcement. While we have implemented policies and controls to mitigate the risk of forced labor in our supply chain, and we do not currently believe that our suppliers source materials for our supply chain from the XUAR, we cannot guarantee that our suppliers and partners will always comply with our policies or our contracts with them. Enforcement of the UFPLA against us or our suppliers could lead to our products being held for inspection by CBP and delayed or rejected for entry into the United States, resulting in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Even if we were not subject to penalties, fines or sanctions or supply chain disruption, if products we source are linked in any way to forced labor in the XUAR, our reputation could be harmed. The European Union has adopted Regulation (EU) 2024/3015 prohibiting products made with forced labour from being placed on or exported from the EU market (the “Regulation”). The Regulation will come into full force on December 14, 2027, with certain provisions already in effect since December 13, 2024. The Regulation applies to all products regardless of sector or origin, and covers the entire supply chain, including components and raw materials. It applies whether products are domestically produced or imported, and whether they are placed on the EU market or exported. We are actively monitoring developments in this area and assessing what, if any, adjustments to our sourcing practices and supply chain management may be required ahead of the Regulation's full application. It should be noted that the Regulation does not extend to products that have already reached end users, and competent authorities are expected to apply the principle of proportionality in their assessments.

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

The U.S. has implemented laws designed to protect national security or to restrict foreign direct investment. For example, CFIUS has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Under these laws, the U.S. government has the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. As such, certain of our investments in our projects and the real estate for our projects may be subject to review by and approval from CFIUS. In June 2023, we, along with certain of our U.S. subsidiaries, entered into a National Security Agreement (“NSA”) with CFIUS that institutes certain restrictions regarding the construction and operation of three of our projects in the U.S. The first of those projects, Crimson Orchard, has begun construction in accordance with the terms of the NSA. In the event that CFIUS reviews one or more of our other investments, including potential acquisitions, there can be no assurances that we will be able to initiate or complete such projects on terms acceptable to us. Additionally, CFIUS may seek to impose limitations on one or more such investments that may prevent us from maintaining or pursuing projects that we otherwise would have maintained or pursued, which could adversely affect the performance of our investments and thus our overall performance. Certain of our stockholders are non-U.S. investors, and in the aggregate, may comprise a substantial portion of our net asset value, which may increase the risks of such limitations being imposed in connection with projects pursued or made by us. Legislative and regulatory changes, including changes to agency practice, in the future may negatively impact our ability to realize value from certain existing and future projects, including by limiting exit opportunities or causing us to favour buyers that we believe are less likely to require CFIUS review, even in circumstances where other buyers may offer better terms or more consideration.

Geo-Political, social or economic instability in regions where our components and materials are made could cause future disruptions in trade.

Taiwan plays a significant role in the global semiconductor supply chain and China is a notable producer of inputs used in utility scale renewable project equipment. In recent years, tensions have increased in the South China Sea and the threat of a takeover of Taiwan by China has grown. Were a physical conflict to break out or if relations further deteriorate, the supply chain for certain raw materials, particularly polycrystalline silicon and lithium, and semiconductors which are used in our solar energy, wind energy and battery storage projects, could be severely impacted, constraining the quality and availability of these materials and increasing their pricing, thereby having a substantial adverse effect on our financial condition or results of operations. If access to these materials or products were restricted or materially delayed, we may be required to source equipment from alternative suppliers at higher cost, with longer lead times, or with different technical specifications. Moreover, conflict could result in imposition of additional tariffs, sanctions, or other trade barriers.

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

We often rely on a small number of suppliers, such as solar panel suppliers, tracker suppliers, wind turbine manufacturers and battery suppliers to provide equipment, technology and other services required to construct and operate our projects. A number of factors, including the credit quality and quality control of our suppliers, including related to turbines at some of our renewable energy projects in Sweden, as well as import and export restrictions, may affect their ability to perform under our supply agreements. With some of our suppliers, lead times can span multiple years, and they may not have sufficient incentives to conclude negotiations on terms acceptable to us.. Not all of our equipment suppliers are investment grade entities, and we cannot guarantee that any of our suppliers will sufficiently honor the terms of our contracts in every situation. Moreover, not all our suppliers are Tier 1 as defined by Bloomberg New Energy Finance (“BNEF”) and we have experienced delays and quality assurance failures. If suppliers cannot, or do not, perform under their agreements with us, we may need to seek alternative suppliers and write off existing investments. Alternative suppliers, products and services may not perform similarly, and replacement agreements may not be available on terms as favorable as those in our current agreements or at all.

For example, in November 2024, one of our subsidiaries commenced two actions in the U.S. against a supplier of battery storage products and its guarantor, based on a breach of contract. Under these cases the subsidiary claimed damages of approximately $35.8 million, plus fees and interest. The supplier filed counter claims for an amount of approximately $67.3 million. The claims were arbitrated by the American Arbitration Association, while the New York state action was held in abeyance pending resolution of the arbitration. In late 2025, a final arbitration award was rendered by the arbitration panel in which the claims were resolved in favor of our subsidiary and all counterclaims made by the supplier were dismissed. As part of enforcement and collection efforts on the arbitration award being made under the New York state case, a final settlement was filed with the court and the state action was stayed. Enforcement and collection under the settlement agreement remains on-going. While the financial value of the dispute was not material to our overall operations, we absorbed unrecoverable transaction costs and damages as a result of the dispute. Although the claim was resolved in our favor, timely enforcement and collection of damages can be expensive and challenging. In addition, during 2025 we recognized an amount of $12.5 million of compensation from Siemens Gamesa linked to lower performance of turbines at the Björnberget project in Sweden.

Using alternative suppliers may result in higher costs and/or inability to meet our project schedules or to provide equipment of the same quality as that provided by our existing suppliers. We may be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers. The failure of any supplier to fulfill its contractual obligations to us could have a material adverse effect on our business, financial condition and results of operations. For example, in the effort to adapt to evolving U.S. trade tariffs and restriction, we may shift procurement to new suppliers and countries, which could increase the risk of equipment defects or longer supply lead times. Further, the acquisition of a supplier by one of our competitors or its affiliates could also limit our access to equipment, technology and other services or negatively affect our existing business relationships, which would have a material adverse effect on our business.

Project construction activities may not commence or proceed as scheduled, which could increase our costs and impair our ability to recover our investments.

The construction of renewable energy projects involves numerous risks. Success in constructing a particular project is contingent upon or may be affected by, among other things:

•	timely implementation and satisfactory completion of construction;

•	obtaining and maintaining required governmental permits and approvals, including making appeals of, and satisfying obligations in connection with, approvals obtained;

•	permit and litigation challenges from project stakeholders, including local governments, residents, environmental organizations, labor organizations, tribes and others who may oppose the project;

•	grants of injunctive relief to stop or prevent construction of a project in connection with any permit or litigation challenges;

•	bureaucratic procedures and responsibilities at the national and local level of government which may take longer than expected to be completed;

•	delivery of modules, wind turbines or battery energy storage systems on-budget and on-time;

•	discovery of unknown impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or cultural resources at project sites;

•	discovery of title defects or environmental conditions that are not currently known, unforeseen engineering problems, construction delays, contract performance shortfalls and work stoppages;

•	material supply shortages, failures or disruptions of labor, equipment or supplies;

•	a shortage of construction resources and labor due to competition with other construction-intensive sectors, such oil and gas drilling or the building of data centers;

•	increases to labor costs beyond our expectation upon entering into construction agreements as a result of enhanced local or national requirements regarding the use of union labor on-site;

•	insolvency or financial distress on the part of our service providers, contractors or suppliers;

•	cost overruns and change orders;

•	cost or schedule impacts arising from changes in federal, state, or local land-use or regulatory policies;

•	changes in electric utility procurement practices;

•	project delays that could adversely affect our ability to secure or maintain interconnection rights;

•	unfavorable tax treatment or adverse changes to tax policy;

•
adverse environmental and geological or weather conditions, including water shortages and climate change, which may in some cases force work stoppages due to the risk of heat, fire or other extreme weather events;

•	force majeure and other events outside of our control;

•	changes in laws affecting the project;

•	new or increased trade tariffs or restrictions may drive project construction costs higher;

•
new or increased trade tariffs or restrictions may lead us to advance procurement of equipment, or replace project components with more expensive alternatives, which may also drive project construction costs higher;

•	accidents on constructions sites; and

•	damage to consumers triggered by blackouts caused by damage to transmission infrastructure during construction.

For example, the CO Bar Complex, located in Arizona and originally expected to reach COD in the second half of 2026, has been delayed for more than two years due to the Arizona Public Service’s queue reform, which has taken longer than expected to complete, and additional hurdles in finalizing an interconnection agreement. CODs for the Projects within the CO BAR Complex are expected to occur in the second half of 2027 and the first half of 2028. If we fail to complete the construction of a renewable energy project, fail to meet one or more agreed target construction milestone dates, or fail to perform other contract terms, we may be subject to payment obligations arising under significant letters of credit required to be maintained under offtake contracts or interconnection agreements or termination of such agreements, incur significant liquidated damages, penalties and/or other obligations under other project-related agreements, and may not be able to recover our investment in the project. If we are unable to complete the construction of a renewable energy project, we may impair some or all of the capitalized investments we have made relating to the project, which could have an adverse effect on our results of operations in the period in which the loss is recognized. For more details, see “—Projects under development may not be partially or fully developed, financed or constructed.”

Risks related to the offtake of our renewable energy projects

We face growing competition from traditional and renewable energy companies in developing renewable energy projects.

The solar energy and wind energy industries are highly competitive. A growing number of companies are seeking to develop and originate such projects, driven by the growth of the total addressable market for such projects and the increased level of interest from investors in environmental, social and governance focused ventures. In addition to developers, independent power producers, unregulated utility affiliates, renewable energy companies, and pension and private equity funds, we also compete with traditional oil and gas companies and incumbent utilities. New policies enacted by the U.S. Federal Government that favor fossil fuel energy sources may increase competition between traditional energy firms and the renewable energy sector. We may not be able to enter into or renew long-term contracts for the sale of power produced by our projects at prices and on other terms favorable to us. If we cannot offer compelling value to our offtakers, then our business will not grow at our anticipated pace or at all. Traditional utilities generally have, and certain of our other competitors have, substantially greater financial, technical, operational and other resources than we do. In addition, growing corporate and investor support for renewable energy has increased the amount of money being allocated to developers that compete with us. Such competitors may be able to build and own solar energy projects at lower costs than us, enabling them to submit bids for PPAs or similar energy purchase agreements at more competitive and appealing terms to potential customers than ours. Traditional utilities could also offer other value-added products or services that could help them compete with us even if the cost of electricity they offer is higher than ours.

Certain markets may become saturated with renewable energy projects, especially solar generation plants, which may in turn lead to cannibalization and lower power prices. For example, in areas of Europe with extensive solar generation capacity, the large amount of electricity produced during peak daily production hours can cause supply to exceed demand, resulting in negative prices. To mitigate these risks, we are investing in energy storage battery projects which allow us to store the electricity we generate and sell it at optimal prices.

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

Some of our offtake contracts are structured to include market price risks.

Pursuant to the de-regulation of the electricity market in Israel that became effective on January 1, 2024, our corporate PPAs entered into since such time require us to provide power pursuant to each individual customer’s demand profile. This requires us to purchase electricity from the grid or discharge power from our batteries in order to meet customer demands during times that our projects are not generating electricity, such as at night or on cloudy days for our solar energy projects. Purchasing energy from the grid exposes us to market risk, thereby increasing uncertainty surrounding our projects in Israel and could negatively affect our results of operation.

Risks related to the operation and management of our renewable energy projects

Operation and maintenance of renewable energy projects involve significant risks that could result in unplanned outages, reduced output, interconnection, curtailment, or termination issues, or other adverse consequences.

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

•
design or manufacturing defects or failures, including defects or failures that may not be covered by warranties or insurance (for example, quality issues and defects we have experienced in  our turbines at some of our renewable energy projects in Sweden);

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

•
catastrophic events, such as fires, earthquakes, severe weather, tornadoes, ice or hail storms or other meteorological conditions, landslides, and other similar events beyond our control, which could severely damage or destroy a project, reduce its energy output, result in property damage, personal injury or loss of life, or increase the cost of insurance even if these impacts are suffered by other projects as is often seen following events like high-volume wildfire and hurricane seasons. For example, floods in Spain during 2025 resulted in grid failures that prevented us from selling electricity at Gecama for a number of days, leading to an immaterial reduction in revenues from this project.

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

•
cyber-attacks targeted at our projects as a way of attacking the broader grid, or a failure by us or our operators or contractual counterparties to comply with cyber-security regulations aimed at protecting the grid from such attacks. For example, at one of our projects in Sweden, we were fined for not fully complying with regulations relating to the timely reporting and documentation of our cyber security management plan;

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

Energy production and total revenues and income from our solar power energy and wind energy projects depend heavily on suitable meteorological and environmental conditions and our ability to accurately predict meteorological conditions.

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

Our projects may not perform as we expect, and the protection afforded by warranties and guarantees provided by our suppliers and contractors may be limited by their ability or willingness to satisfy its warranty and contractual obligations or by the expiration of applicable time or liability limits.

Our projects may take longer to achieve full production, driven by quality and service issues from our suppliers. For example, we have experienced longer ramp up times for wind and solar power energy projects that began operations in the past 12 to 24 months. Although we expect to benefit from various warranties, including construction, product quality and performance warranties, provided by our counterparties in connection with the construction of our projects, the purchase of equipment necessary to operate our projects, and certain other matters, our counterparties may become insolvent, cease operations or otherwise default on their warranty obligations. Even if a counterparty fulfills its obligations, many of our warranties do not cover reimbursement for lost total revenues and income, and we cannot guarantee any warranties will be sufficient to compensate us for all of our losses. Further, there are limitations in most warranties, including limits on liability. Many warranties have exclusions rendering them inapplicable if, for example, the owner does not follow the manufacturer’s operating instructions. Warranties may also define an upper limit for the value of compensation a supplier is required to pay, which may not fully cover the scope of the compensation that we believe due to us in a specific incident. We may disagree with a counterparty about whether a particular product defect, performance shortfall or other similar matter is covered by a warranty, in whole or in part, as well as the manner in which any such matter should be resolved. As a result, enforcing any such warranty may be costly or impossible. For example, in 2024 and 2025 we experienced quality failures in two turbine blades in our wind project Björnberget in Sweden and other equipment quality or installation issues, which have resulted in operational disruptions and repair costs. Although we are seeking to recover the full amount of damages that we have suffered, we may not be compensated for all of the costs, expenses and losses (including lost profits) incurred as a result of the defects in the wind turbine generators and the related downtime period during which the wind turbine generators were not operational. While we expect that some of the damages caused to us by these issues will be recovered under our agreements with the relevant suppliers, some of the compensation may be limited or may not cover the entire set of damages caused to us. Such costs may include significant out-of-pocket and internal expenses, some or all of which may not be recovered. The failure of some or all of our projects to perform according to our expectations and limitations to our warranty coverage could have a material adverse effect on our business, financial condition and results of operations.

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

For example, at one of our wind projects in Europe, electricity generation can be curtailed under our existing offtake contract when market prices for power fall below zero. At another of our wind projects in Europe, the local grid regulator in 2025 ordered curtailment of due to inclement weather that caused physical damage to the grid. In the U.S., energy from one of our solar facilities was recently being curtailed by the offtaker, and we subsequently entered into an amendment to the PPA wherein we agreed to a lower PPA price in exchange for effective elimination of uncompensated curtailment. In Israel, due to a war-related temporary reduction in demand for electricity, the system operator from time to time curtails electricity generation on a system-wide basis. The EA partially compensates us for the financial impact of these generation curtailments. While none of these events have to date resulted in material financial losses to us, there is no guarantee that we will not suffer material losses if such events occur in the future.

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

•
the structure of the electricity market, where, for example, regions with higher penetration of renewable energy production may experience greater price volatility or increased prevalence of negative pricing;

•	weather conditions and seasonal fluctuations that impact electrical load; and

•	development of new energy generation technologies which could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our facilities.

Additionally, while the current trend in the energy market points to continued growth in demand for energy as a result of the increase in energy consumption in part from the growing adoption and use of artificial intelligence, there is no certainty as to the continued growth in such demand. Furthermore, while overall energy consumption may rise, there is no assurance that the market for renewable energy projects will follow a similar trajectory, particularly given shifting U.S. federal policy priorities toward fossil fuel energy sources.

We seek to minimize our exposure to electricity price volatility through the use of long-term offtake contracts. In several countries in Europe, where we sell electricity in the open market, we may seek to hedge our market exposure through a wide range of products, including but not limited to forward sales of electricity with hedges or by entering into PPAs and CFDs with offtakers. In 2025, 90% of our production was sold at fixed prices through hedges or PPA agreements.

Our electricity supplier and reselling business in Israel regularly purchases power from national grid in order to charge its battery storage facilities. Should the price at which these purchases are made rise, the profitability of this business may be negatively impacted.

Our hedging activities may not adequately mitigate the risks related to our exposure to electricity prices.

We sell or intend to sell a significant portion of the electricity we generate in Sweden, Spain, Serbia and Hungary on the open market at spot-market prices and other select markets in the future. In order to stabilize a portion of the revenue from such sales of electricity, we enter into hedging arrangements for some of our projects through a wide range of product types, including but not limited to entering into PPAs, contracts for differences and forward sales of electricity. Hedging products may consist of physical power, financial swaps and options or structured transactions. If a project does not generate the volume of electricity covered by associated hedging arrangements, we could incur significant losses if electricity prices in the market rise substantially above the fixed price provided for in the hedging arrangement. If a project generates more electricity than is contracted in the hedging arrangement, the excess production will not be hedged and the related revenues from the sale of electricity will be exposed to market price fluctuations. From 30% to 100% of the revenue from the sale of electricity from said projects are not hedged (for example, by entering into forward sales, PPAs, and contracts for differences), thereby exposing such revenues to market risks. For example, if electricity prices were to fall by 10%, we could lose up to $1 million per year in aggregate revenue from sales of electricity generated at project Picasso in Sweden and Tapolca in Hungary.

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

General business risks

We depend on certain Operational Projects for a substantial portion of our revenues and cash flows.

We depend on certain Operational Projects, and expect to depend on certain future projects, for a substantial portion of our cash flows. For example, Genesis Wind accounted for approximately 11% and 10% of our total revenues and income for the year ended December 31, 2024 and the year ended December 31, 2025, respectively. Similarly, Gecama, which we operate on a Merchant Model without a PPA, accounted for 16% and 9% of our total revenues and income for the year ended December 31, 2024 and the year ended December 31, 2025, respectively. Our dependence on Genesis Wind and Gecama is expected to decline over time as new projects reach commercial operation.

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

Solar energy and wind energy have been the leading sources of clean electricity generation to date due to the low cost of electricity and the ability to access these resources in some form in many geographies. Our generation pipeline consists entirely of solar energy and wind energy Development Projects, and therefore our growth is premised on solar energy and wind energy continuing to be the technology of choice for clean electricity generation. Should alternative technologies emerge that limit the demand for solar energy and wind energy technologies, our long-term growth may be adversely impacted. For example, the current U.S. administration has put in place new policies favoring electricity production using fossil and nuclear fuels.

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

The renewable energy industry has seen long periods of declining equipment costs, which may not continue, or may reverse. Although solar panel and energy storage battery prices have generally dropped in the last several years, there is no guarantee that this trend will continue in the future. Inflation or the absence of cost decreases could adversely affect us by increasing the actual or expected costs of land, electricity generation and storage equipment, labor and other goods and services needed to construct our projects, potentially reducing project profitability. Future increases in actual or expected costs may have an adverse impact on our business, financial condition and results of operations.

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

Some of the risks to which we are exposed may not be insurable, including some risks related to terrorism. Our projects in Israel are not fully covered by private insurance for all damage to our facilities that may result from any escalation of hostilities with Hamas and the ongoing conflict with Iran, Hezbollah and other regional actors or states. Also, although the State of Israel provides companies with certain compensation for direct damages from the conflict, such coverage does not include loss of future total revenues and income. Even if the risks are generally insurable, we may not maintain or obtain insurance of the type and amount we desire at reasonable rates or at all, and we may elect to self-insure a portion of our portfolio. The insurance coverage we do obtain may contain large deductibles or insufficient coverage or fail to cover all risks or potential losses across our global footprint. We often cannot obtain full coverage at economic rates and are instead limited to probable maximum loss coverage subject to commercially reasonable limits. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including with respect to coverage, deductibles or premiums, or at all.

As the renewable energy industry grows, insurance providers may reassess the risks associated with solar energy, wind energy and energy storage projects and we may experience higher insurance costs; industry-wide increases in insurance premiums may also contribute to this trend. In addition, the discounts we receive on our insurance policies may be reduced in the future. Higher insurance prices are driven in part by cost spreading efforts from major insurance providers following major natural disasters such as hurricanes or widespread wildfires. Finally, even if we believe that insurance should cover any particular claim, there may be litigation with insurance companies or others regarding the claim, and we may not prevail. The occurrence of any such natural disaster may result in our being named as a defendant in lawsuits asserting claims for substantial monetary damages, including those associated with environmental cleanup costs, personal injury, property damage, fines and penalties. If a significant accident or event occurs for which we are not fully insured, or if we are unable to obtain or retain a sufficient level of insurance, which could constitute a breach under our offtake contracts, we may experience a material adverse effect on our business, financial condition and results of operations.

Our use of artificial intelligence may give rise to potential legal or regulatory action, or may result in damage to our reputation, or otherwise materially harm our business.

Our use of artificial intelligence in our operations is still in its early stages. While our aim is to incorporate the use of artificial intelligence into our operations in a manner that increases operational efficiency and mitigates potential ethical and legal issues presented by the use of artificial intelligence, we may be ultimately unsuccessful in identifying or resolving such issues – especially given the complex and rapidly evolving technological and regulatory frameworks that continue to emerge around artificial intelligence. For example, our use of artificial intelligence may increase the risk of a cybersecurity incident or the release of confidential Company information. Furthermore, the rapidly evolving domestic and international legal and regulatory frameworks around artificial intelligence – including, inter alia, pending laws and orders by the U.S. federal government, the European union and other jurisdictions our operations may be subject to – could impose significant costs on us. Clarifying questions and regulatory considerations regarding data privacy, data protection, intellectual property and the ethical questions pertaining to the use of artificial intelligence may require further commitment of resources. Our use of artificial intelligence may give rise to potential legal or regulatory action, or increased scrutiny or liability; and may result in damage to our reputation, or otherwise materially harm our business.

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

For additional information regarding pending litigation, see Item 4.B. “Business Overview—Legal Proceedings.”

We and third parties with which we do business may be subject to cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war that could have a material adverse effect on our business, financial condition and results of operations, as well as result in significant physical damage to our projects.

Our operations rely on computer systems, hardware, software infrastructure and networks (collectively, “IT Systems”) that we manage or that are managed by third parties with which we do business, such as O&M and other service providers, and on the secure processing, storage and transmission of proprietary, confidential, financial, personal and other sensitive information, including personal information about our employees (collectively, “Confidential Information”). We also rely heavily on IT Systems, including those of third parties, to operate our solar power energy, wind energy and energy storage projects. Failures and disruptions or compromises to our or of our critical third parties’ IT Systems may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, bugs, misconfigurations or exploited vulnerabilities in hardware or software, physical or electronic break-ins, human or technological error, intentional conduct, targeted cyber-attacks, or similar events or incidents.

Attacks, including those targeting IT Systems, such as the electronic control systems used to operate our energy projects or the facilities of third parties on which our projects rely, could severely disrupt or shut down business operations and result in loss of service to offtakers, significant expense to repair or remediate system damage, or lead to ransomware attacks. These risks are further exacerbated by the growing use of artificial intelligence for malicious purposes, which continue to give rise to new cybersecurity risks. Although we have taken steps to enhance the security of our IT and OT Systems and Confidential Information, such as enhancing the security of our corporate servers, improving Multi-Factor Authentication to our Virtual Private Networks, implementing a new Network Access Control solution, and connecting our office network to a specified SIEM/SOC service, we have experienced cyber-attacks in the past and we expect attempted cyber-attacks and other security incidents to increase in the future.

We have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, or the ability to bill our clients. However, in 2024 and 2025, we identified an increasing number of intrusion attempts into the control systems of our power stations in Israel and in various other countries in which we operate, each of which was blocked by the defensive measures we employ at our facilities. In 2024, we experienced one cyber-related incident, which we classified as immaterial because it caused no damage to the Company, its data or infrastructure. In 2026, there was a suspected cybersecurity penetration of limited and minor significance of the physical security network operated by a third-party contractor at two of our generation sites. The physical security network stands separate from our operational network, which to the best of our knowledge, was not infiltrated.

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

Additionally, energy-related facilities, such as substations and related infrastructure, are protected by limited security measures, in most cases only perimeter fencing and security cameras and are therefore potentially vulnerable to physical intrusion. For example, during 2025 we experienced a theft of equipment in one of our project sites in Israel. Threat actors (such as ransomware groups) are becoming increasingly sophisticated and using tools and techniques – including artificial intelligence – that are designed to circumvent security controls, to evade detection and to remove or obfuscate forensic evidence. Our defensive measures, including back-up systems and those of critical third parties may fail to timely or effectively anticipate, detect, prevent or allow us to investigate, remediate or recover from cyber-attacks. The location of our headquarters in Israel subjects us to elevated cybersecurity risks associated with the current conflicts with Iran and Hezbollah. These threats have persisted since October 2023 and may become more acute as a result of the current hostilities or subsequent regional unrest, increasingly focused on disrupting regional energy supply. Our costs to adequately counter the risk of cyber-attacks and to comply with contractual and/or regulatory compliance requirements may increase significantly in the future.

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

In addition, the White House, the SEC and other regulators, including in European countries in which we operate, have increased their focus on cybersecurity vulnerabilities and risk management, which have resulted in new rules, regulations or standards, and may continue to do so in the future, that could increase our costs of compliance, decrease total revenues and income and have other adverse effects on our results. For example, the Cyber Incident Reporting for Critical Infrastructure Act (CIRCIA) mandates that all owners and operators of critical infrastructure report covered cyber incidents to the U.S. Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency (CISA) within 72 hours after the covered entity reasonably believes that the covered cyber incident has occurred and ransomware payments within 24 hours after the ransomware payment was made. On April 4, 2024, the CISA proposed a rule under the CIRCIA that would clarify the scope of cyber incidents to be reported and would further define covered entities. Although the CIRCIA originally required CISA to finalize regulations by October 4, 2025, the deadline has been extended to May 2026.

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

For more information, see Item 16.K. “Cybersecurity.”

We are subject to stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, collect, store, share, transfer, disclose, use and otherwise process personal information in the course of our business. We are subject to numerous federal, state, local and foreign laws and regulations regarding privacy, data protection and data security, the scope of which are changing, subject to differing interpretations and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. For example, the Israeli Privacy Protection Law 5741-1981 and its regulations, the EU’s General Data Protection Regulation and Member State laws, U.S. federal laws, such as those promulgated under the Federal Trade Commission Act, U.S. state laws, such as the California Consumer Privacy Act (as amended by the California Privacy Rights Act) and similar laws of other U.S. states, and the data protection and security laws of other jurisdictions impose onerous obligations – including around transparency, data breach reporting and international data transfers – with respect to our processing personal data of individuals. We are also subject to certain contractual obligations related to privacy, data protection and data security. The legal and regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, and may conflict with our other legal obligations or our practices. Moreover, additional data protection and security laws, rules and regulations may be adopted in the future. For example, in the U.S., state privacy laws are changing rapidly and the U.S. Congress has also contemplated federal data privacy legislation. Any failure or perceived failure by us to comply with our privacy, data protection and data security obligations may result in governmental investigations or enforcement actions, litigation or other claims that could result in significant liability (including monetary penalties or requirements to alter our processing operations), and otherwise materially and adversely affect our reputation and business. Further, any significant change to applicable laws, regulations or industry practices regarding privacy, data protection and data security could increase our costs and require us to modify our operations, possibly in a material manner.

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

We increasingly operate our business globally, with customers and suppliers located in a variety of countries. As we continue to grow our business and expand our operations globally, we expect to enter new jurisdictions in which we have limited or no experience. Our global operation exposes us to a number of risks, including:

•	limited relationships with international customers;

•	difficulty in managing multinational operations;

•	competitors in overseas markets who have stronger ties with local customers and greater resources;

•	fluctuations in currency exchange rates;

•	challenges in providing appropriate products and services and support in these markets;

•	challenges in managing our overseas sales strategies effectively;

•	unexpected transportation delays or interruptions or increases in international transportation costs;

•	difficulties in operating products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions;

•	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

•	changes in a specific country or region’s political or economic conditions or policies;

•	governmental policies favouring domestic companies in certain foreign markets or imposing trade barriers including tariffs, taxes and other restrictions and charges;

•	complexity involved in employing personnel in multiple countries; and

•	compliance with anti-bribery and corruption regulations, as well as sanction-related restrictions on trade and supply chains.

If we are unable to effectively manage these risks, our ability to operate and expand our business will be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Our entry into new lines of business may not perform to expectations.

In 2025, we devised a strategic framework outlining our plans to commence data center development, identifying it as a potential growth engine which complements our core renewable energy expertise. We aim to focus the full data center lifecycle, including development, construction, and long-term operation of these assets. An example of this initiative is our Ashalim project, a 50-acre site located near Beersheba, in southern Israel, won via an Israeli Land Authority tender, which serves as our first entry into the country’s data center market. Beyond Israel, we are actively pursuing scalable opportunities across the United States and Europe. Failure to secure required development permits and a grid connection at Ashalim could lead us to explore other business options for the site, or the possible abandonment and write-off of the investment in the project. Failure to successfully identify, develop or invest in new growth opportunities, including in the data center sector, or failures to manage our investments in such new lines of business, could adversely affect our long‑term growth strategy.

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

The Israeli licensing regime has been reformed in recent years to significantly reduce the regulatory burden, though we still may need certain licenses to conduct our Israeli business activities in the future. In most cases, the Electricity Authority determines the tariff we will receive for the electricity we generate on the date of tariff approval (as well as fees we are required to pay to the Israel Electric Corporation (the “IEC”), for system operation services provided to us), requiring that we sign a purchase agreement with the IEC to purchase the electricity we produce as a condition for our receipt of a license. In order to enjoy this benefit, we are required to operate exclusively in accordance with the license terms, and are not entitled to withdraw from the PPAs, or to cancel the licenses, without the EA’s approval. Any change in license terms requires the approval of the EA or other regulators. In the event of breach of the terms of our license agreements, we could be subject to a variety of sanctions, including revocation or suspension of the license or loss of the guarantee provided by the license.

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

Government interventions in response to high energy prices may negatively impact total revenues and income or increase our tax burden.

In recent years, European countries have responded to rising energy prices by proposing measures such as energy price caps, changes to price formulations, and windfall taxes on energy companies, including renewable energy generators. These measures are intended to protect customers from increased prices and may involve the appropriation or taxation of revenue from energy generation. While the scope and enactment of these evolving measures remain uncertain, we anticipate that revenues from the sale of electricity at our Operational Projects in the region could be negatively affected by the enactment of or changes to any such regulations.

Specific regulatory decisions may also adversely affect our financial performance. In February 2025, the Hungarian government instructed that electricity prices under certain subsidy schemes will not be indexed to inflation from 2025 to 2029, unless inflation exceeds 6% in a given year. Three of our five sites in Hungary are expected to be adversely affected by this decision. Italy is now considering regulations (D.L. Bollette, Article 6) which could structurally lower power prices by removing carbon emission costs from the formula used to arrive at the market-clearing price for electricity in the country. Additionally, in the U.S., increased demand for electricity by data centers has led to higher prices for residential ratepayers in some regions, which may draw heightened regulatory and political scrutiny of electricity prices.

Geopolitical volatility continues to drive the potential for further market interventions. The European Union is currently considering intervention in energy markets as a reaction to the rise in oil and gas prices caused by the war in Iran. These potential measures, or others that may be taken by other countries in which we operate, may intensify in the future such that they materially affect our operational performance, revenues, profits, tax burden, and financial results.

Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.

Our strategy to grow our business partly depends on current government policies in the United States, Europe and globally that promote and support renewable energy and enhance the economic viability of developing, investing in, constructing, owning and operating renewable energy projects. In the United States, renewable energy projects currently benefit from various federal, state and local governmental incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and Renewable Portfolio Standards (“RPS”) programs, accelerated tax depreciation, and other incentives provided for under applicable laws including the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”) and the One Big Beautiful Bill Act ("OBBBA"). In the European Union, the Renewable Energy Directive provides an economy-wide target for renewable energy use that is sought to be achieved, with individual member states of the European Union (“Member States”) introducing domestic legislation including incentives to encourage higher uptake. Other jurisdictions may also implement policies to incentivize renewable energy projects.

Governmental incentives and regulations that promote the development of renewable energy projects could change at any time, and any loss or reduction in any or all of these renewable energy incentives and subsidies may reduce our willingness to pursue or develop certain renewable energy projects due to higher development costs or less attractive financing opportunities. In the United States, these incentives may be at risk of amendment or repeal following the inauguration of President Donald Trump in January 2025. The new presidential administration issued multiple executive orders in early 2025 addressing the energy industry, which may signal a departure from the U.S. government’s previous approach to industry regulation and tax incentives. The new administration may also be susceptible to the influence of private parties who have an interest in limiting the growth of the renewable energy sector. This may result in policies that are detrimental to projects in our development pipeline. Additionally, increased ambiguity around the regulatory landscape limits our ability to effectively plan development strategies, to access project finance in terms of both the size and pricing of new loans, and to accurately forecast earnings. Subject to transition rules which protect those tax credits for projects which have met Safe Harbor guidelines through beginning of construction activities. We have engaged in efforts to Safe Harbor many of our early-stage solar projects to ensure that the transition rules apply to such projects and allow for tax credit eligibility. The ITC tax credits have been preserved for energy storage projects, subject to a phase out for those projects beginning construction after 2033.In addition, the OBBBA established new restrictions that limit the availability of certain tax credits for solar, wind and energy storage for “prohibited foreign entities” (“PFEs”), which include entities with specified ownership or lender relationships with entities or individuals in China, Russia, North Korea or Iran, or which cede effective control to specified foreign entities pursuant to contractual relationships with those entities. Under the OBBBA, these tax credits are generally not available to PFEs or to projects that receive “material assistance” from PFEs, which is defined in the OBBBA based on a complex formula based on the percentage of materials sourced from PFEs that gets more stringent over time. Current uncertainty related to changes imposed by the OBBBA may in the future similarly cause customers to delay contracting decisions or may cause customers to delay or cancel existing projects as they navigate such uncertainty, which could have a material negative effect on our business and results of operations. In addition, changes to tax credit availability or eligibility requirements may reduce the availability of the tax equity market, increase financing costs, affect the transferability value of credits, or otherwise limit our ability to monetize tax credits. In the European Union, considerable amendments to the European Union’s Renewable Energy Directive entered into force in November 2023, which increased the targets for renewable energy use in the European Union. Member States were required to transpose the majority of the revised directive’s provisions by May 21, 2025, which include an overall renewable energy target of at least 42.5% across the European Union by 2030, with an ambition of 45%. Transposition of the directive is ongoing as several Member States have failed to meet the May 21, 2025 transposition deadline. In addition, certain carbon-intensive products, included imported electricity are covered by the European Union’s carbon border adjustment mechanism, which will begin requiring financial adjustments on imports into the EU from 2026. This is a regulatory area that continues to evolve, and the specific nature of any new targets and/or proposal adopted in relation to renewable energy may have a material impact on the economic attractiveness of our projects to investors. In addition, a high level of governmental involvement in this sector, including with respect to promoting domestic renewable energy production, can mean that this sector is the subject of trade disputes and resulting import/export restrictions, including tariffs.

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

Changes in laws related to renewable energy tax credits, or changes in interpretations of such laws, communications with regulatory agencies, transactions or agreements with third parties, may result in a material change in our estimate of tax credits to which we may be entitled, which could materially affect our business and results of operations.

We may be negatively affected by changes in the global trade relations including the imposition of tariffs, which could adversely affect our financial performance.

We may be negatively affected by tariffs or adverse developments in trade relations among the United States, China, the European Union, Israel and other countries, including any actions that may be taken by other countries in retaliation. Tariffs, the adoption and expansion of trade restrictions, the occurrence or exacerbation of a trade war, or other governmental action related to tariffs, trade agreements, human rights-driven import restrictions, or related policies could adversely affect our supply chain, access to equipment, costs and ability to economically serve certain markets. Recent examples of such import measures include safeguard quotas and tariffs imposed by the United States in January 2018 under Section 201 of the U.S. Trade Act of 1974 included certain solar cells and modules imported into the United States. Additional Section 201 quotas and other import restraints could introduce further supply and cost challenges.

In addition, the United States currently imposes antidumping and countervailing duties (“AD/CVD”) on certain imported crystalline silicon photovoltaic (“PV”) cells and modules from many countries. Such AD/CVD can change over time, and an increase in duty rates could have an adverse impact on our operating results. In February 2022, Auxin Solar Inc. (“Auxin”), a U.S. producer of crystalline silicon PV products, petitioned the U.S. Department of Commerce (“USDOC”) to investigate alleged circumvention of AD/CVD with respect to imports of crystalline silicon PV cells and modules assembled and completed in Cambodia, Malaysia, Thailand and Vietnam. This petition led to extension of China-related AD/CVD to PV cells and modules produced in these four countries. On June 6, 2022, an Executive Order on clean energy reiterated the independence and integrity of these ongoing investigations while suspending the collection of AD/CVD for a period of two years.

Auxin and Concept Clean Energy, a U.S. semiconductor manufacturer, filed a lawsuit in the U.S. Court of International Trade (“USCIT”) on December 29, 2023, challenging the June 2023 Executive Order’s suspension of AD/CVD collections. In August 2025, the USCIT ruled the duty suspension unlawful, creating potential retroactive duty exposure for certain entries during the moratorium period, While implementation of reversal of the duty suspension has been stayed pending appeal, the USCIT ruling could result in retroactive collection of AD/CVD on crystalline silicon PV cell and module imports from Cambodia, Malaysia, Thailand and Vietnam. Separately, on April 24, 2024, the American Alliance for Solar Manufacturing Trade Committee, an ad hoc coalition of domestic producers of crystalline silicon PV cells and modules, filed a petition with the USDOC and the U.S. International Trade Commission (“USITC”) seeking the imposition of AD/CVD tariffs on imports of crystalline silicon PV cells and modules from Cambodia, Malaysia, Thailand and Vietnam other than those covered by the circumvention AD/CVD described above. On April 21, 2025, the USDOC announced its final affirmative determinations with final subsidy rates reaching 3,403.96% for certain Cambodia exporters and dumping margins up to 271.28% for the Vietnam-wide entity. In addition, in July 2025, the same petitioner filed a petition with the USDOC and the USITC seeking imposition of AD/CVD tariffs on imports of crystalline silicon PV cells and modules from India, Indonesia and Laos. On February 24, 2026, the USDOC announced preliminary countervailing duty findings and began collecting provisional countervailing duties on crystalline silicon PV cell and module imports from those three countries. Preliminary antidumping determinations are expected soon.

As the timing and progress of many of our projects depend upon the supply of crystalline silicon PV cells and modules, the extent to which our operating results could be adversely impacted by these proceedings depends on (among other things) the type of materials, rates imposed and timing of the tariffs, and availability of alternative material sources and manufacturing locations. Further, pursuant to the America First Trade Policy and Reciprocal Trade and Tariffs memoranda under President Trump, the USDOC, USTR, and other agencies, have been directed to review and identify unfair trade practices by other countries and recommend appropriate actions, as well as recommend modifications of AD/CVD laws to further induce compliance by foreign respondents and governments involved in AD/CVD proceedings. The effects on the global trading system could be far-reaching.

In addition, any changes in government policy could result in a more aggressive posture towards international trade. Certain policies and statements of the prior and current U.S. presidential administrations have given rise to uncertainty regarding the future of international trade agreements and the United States’ position on international trade. For example, on April 2, 2025, the current administration issued Executive Order 14257 pursuant to the International Emergency Economic Powers Act (“IEEPA”) creating a reciprocal tariff framework, including a 10% baseline tariff and higher country-specific rates. The administration subsequently paused the higher country-specific increases for most countries and separately escalated tariffs on China up to 125% following retaliation. On July 31, 2025, the administration further updated the reciprocal tariff program under Executive Order 14326, also pursuant to IEEPA, with China-related adjustments and changes to product scope followed later. Retaliatory measures by some countries and ongoing negotiations continue to create uncertainty around final rates, scope and timing of the tariffs.

The trade actions taken under IEEPA, some of which are described above, have introduced additional uncertainty into the solar and battery supply chain. The executive actions which imposed tariffs or other restrictions on imports of solar modules, cells, inverters, battery components, and other equipment sourced directly or indirectly from China or other specified countries have been subject to ongoing legal challenges regarding the scope of executive authority under IEEPA and the validity of the measures. Specifically, on February 20, 2026, the United States Supreme Court ruled that IEEPA import tariffs are unlawful, and the U.S. government soon suspended collection of those tariffs. Within hours, however, the administration issued tariffs under Section 122 of the Tariff Act of 1974, reestablishing a global tariff rate of 10%. On March 11 and 12, the U.S. Trade Representative announced new Section 301 investigations covering scores of countries explicitly to rebuild tariff pressure after IEEPA tariffs were struck down. These actions introduce forward risk to supply prices on projects under contract and fluctuating market prices that may disrupt procurement strategies, delay timelines, affect safe harbor strategies or increase project costs.

The USDOC has initiated an investigation under Section 232 of the Trade Expansion Act of 1962 to determine whether imports of polysilicon and related products threaten to impair national security. Polysilicon is a critical raw material used in solar photovoltaic cells and modules. If the USDOC determines that imports of polysilicon or its derivatives impair national security, tariffs or other trade remedies might be imposed which could increase the cost of polysilicon, wafers, cells, modules, or other downstream solar products, disrupt established supply chains, or reduce the availability of compliant equipment. Solar modules may represent a significant portion of total project capital expenditures, so these issues may cause adverse effect on expected project returns. The outcome and scope of this 232 investigation are uncertain and already it has resulted in supplier pricing adjustments and changes in contract terms. Any of these developments or other resulting developments could materially and adversely affect our business.

We are continuing to address and monitor the impact of the various new tariffs as well as the legal challenges to such tariffs, along with other import measures that raise costs and delay delivery of equipment for our projects. To the furthest extent possible, we formulate our supply chain policy to import equipment into the U.S. from countries unaffected by trade tariffs, restrictions, or investigations. While we endeavored to manage some of the effects of the tariffs through contracting measures with contractors, suppliers, and offtakers, we are still experiencing economic effects, in addition to the disruption to the negotiation and contracting process that has occurred as counterparties continue to consider possible future changes to tariff treatment.

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

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the USDOC, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom or other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

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

If our projects do not comply with such laws, regulations, requirements or permits, each of which may vary across the jurisdictions in which we operate projects, we may be required to pay penalties or fines, curtail or cease operations of the affected projects, make costly modifications to such projects or seek new or amended permits for our projects. Violations of environmental and other laws, regulations, and permit requirements, including certain violations of laws protecting wetlands, migratory birds, and threatened or endangered species, may also result in criminal sanctions or injunctions. The global EHS regulatory environment continues to change, and significant changes in the legislative or regulatory EHS environment in jurisdictions in which we operate may have a material impact on our business. In 2025, there were two instances of endangered species suspected of having been killed at our wind farms.

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

Additionally, we may be held liable for related investigatory and clean-up costs for any of our current or former properties, or any offsite facilities to which we sent hazardous substances for disposal, where there has been a release or potential release of a hazardous substance, regardless of whether we knew of or caused the release or potential release, even in the absence of negligence. We could also be liable for other costs, including fines, personal injury, property damage or damage to natural resources. In addition, some environmental laws place a lien on a contaminated site in favour of the government as security for damages and costs it may incur relating to contamination and clean-up. Contained or uncontained hazardous substances on, under, or near our projects, regardless of whether we own or lease the property, or the inability to remove or otherwise remediate such substances may restrict or eliminate our ability to operate our projects.

The studies of project sites prior to construction may fail to identify issues such as the discovery of archaeological, historical or cultural artifacts, threatened or endangered species or their habitat, or hazardous materials at our project sites. Such discoveries could result in the restriction or elimination of our ability to operate our business at a particular project site or, if during construction, could result in delays or termination of construction. Landscape-scale projects and operations may also cause effects to certain landscape views, trails or traditional cultural activities. Such effects may trigger claims from members of local communities alleging that our projects are infringing upon their legal rights or other claims, which could result in the in the restriction or elimination of our ability to operate our business at any project site.

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

Further, while we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve our ESG profile, such initiatives or achievements of such commitments may be costly and may not have the desired effect. For example, expectations around a company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control, including certain stakeholders that may take a more negative view of ESG initiatives in general. ESG initiatives have also been the target of legislation, policy initiatives and governmental investigations in certain jurisdictions in the U.S. In addition, we may commit to certain initiatives or goals but not ultimately achieve such commitments or goals due to factors that are within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations.

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

Moreover, as a result of widespread inflation in the global economy, certain governmental authorities responsible for administering monetary policy have increased, and may continue to increase, applicable central bank interest rates, which could increase the costs required to obtain debt financing in the future or refinance current indebtedness. We manage our interest rate exposure by monitoring current interest rates, entering into interest rate swap contracts and continuing to use a combination of fixed-rate and variable-rate debt. Interest rate swaps are used to mitigate or adjust interest rate exposure when appropriate based upon market conditions or when required by financing agreements. As of December 31, 2025, we had approximately $1.7 billion of consolidated variable-rate debt outstanding net of deferred financing costs and $3.1 billion of fixed-rate debt outstanding. (Of the $1.7 billion variable-rate debt, $1.4 billion are construction loans for U.S. projects that are slated to convert to long-term debt and tax equity payments upon project commissioning.) Assuming no change in the variable-rate debt amount outstanding, the impact on interest expense of a 2% increase or decrease in the average interest rate would be approximately $1.9 million per year.

On March 13, 2025, FitchRatings affirmed a 2024 downgrade of Israel’s credit ratings from ‘A+’ to ‘A,’ and maintained a negative outlook. On July 7, 2025, Moody’s affirmed a 2024 downgrade of Israel’s credit ratings from ‘A2’ to ‘Baa1’ and maintained a negative outlook. On November 7, 2025, S&P Global Ratings affirmed Israel’s credit ratings as ‘A’ after lowering it from ‘A+’ in October 2025, and updated the outlook from negative to stable. We rely on access to the Israeli financial markets to source a wide range of corporate finance, including corporate bonds, convertible bonds, corporate credit facilities, letters of credit facilities and equity capital. As of December 31, 2025, we had $925 million in issued debt in the form of bonds. The downgrading of Israel’s credit ratings by Moody’s and other credit rating agencies may raise our borrowing costs by increasing the interest we may need to pay to our lenders and bond purchasers. If credit rating agencies continue to downgrade Israel’s credit rating, our access to Israeli financial markets and ability to finance future projects could be materially adversely impacted.

Our subsidiaries’ substantial amount of indebtedness may adversely affect our ability to operate our business, and our failure to comply with the terms of our indebtedness could have a material adverse effect on our financial condition.

As of December 31, 2025, our consolidated indebtedness, net of deferred financing costs, was approximately $4.8 billion. For more information, see Item 5. “Operating and Financial Review and Prospects.” Our subsidiaries’ substantial indebtedness could have consequences on our business operations. For example,

•
if our subsidiaries are unable to fulfill payment or other obligations or comply with their covenants under the agreements governing our indebtedness, such subsidiaries could default under such agreements or be rendered insolvent, or lenders may exercise rights and remedies under the terms of such agreements, such as foreclosure on us, our subsidiaries, or our and their projects or other assets, which could materially adversely affect our business, financial condition and results of operations;

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

We rely heavily on third-party project finance, including tax equity arrangements for our U.S. projects, to finance our business and the development and construction costs of our projects and other capital expenditures. The terms of our financing arrangements and the amount of financing available to us is dependent on a variety of factors, including general market conditions and assumptions with respect to the value of our projects and anticipated future cash flows. Risk-averse sources of financing may not provide adequate capital to ensure our continued growth, whether organic or inorganic. If we are unable to raise additional funds when needed, we may be required to delay or abandon development and construction of projects, reduce the scope of projects or sell some of our projects, or default on our existing contractual commitments. We also may be unable to refinance existing arrangements at their contractual maturity, which may cause us to default on such obligations and be subject to foreclosure by the project’s lenders. We may not be successful in locating suitable financing transactions in the time period required or at all, or on terms we find attractive, and we may not obtain the capital we require by other means, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Our U.S. projects will often rely on third-party tax equity funding either via traditional tax equity partnerships or through the transfer market to capitalize on available tax incentives because we do not have sufficient tax capacity to make use of all such credits. We intend to develop or acquire projects in the future that utilize tax equity financing to monetize tax benefits available to certain renewable energy assets. However, no assurance can be given that tax equity investors will be available or willing to provide financing on acceptable terms at the time of any such development or acquisition or that the tax incentives and benefits that are needed to make tax equity financing available will remain in place. Furthermore, as the renewable energy industry expands, the cost of tax equity financing has increased and may continue to do so, and there may not be sufficient tax equity financing available to meet the total demand in any year. Our business strategy depends on the availability of tax equity financing to develop and acquire additional assets. Therefore, our inability to enter into tax equity financing agreements with attractive pricing terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Many projects in our portfolio are owned through certain joint ventures or with other partners. In particular, we have sold minority interests in several of our projects to major Israeli institutional bodies. Our strategy going forward is to occasionally sell minority interests targeting 30% in our projects near the completion of construction. In some cases, all or a portion of our projects are owned by an investment fund we manage, and in some cases our management decisions are subject to investor consent rights. Our co-owners and fund investors may have interests that are different from ours which may result in conflicting views as to the conduct and management of the projects. Although we currently control most of these and expect to control future projects, we may not be able to favorably resolve disagreements with our partners or investors arising from a particular issue to come before the project, or as to the operation or management of the project, and such disagreements could hinder the operations of such project, or require additional management resources and attention. Any disagreements with our partners or investors could adversely affect our business plans, including our ability to recycle capital in our business, and results of operations.

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

We could be subject to changes in our tax rates, the enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies or other changes in tax legislation or policies which could adversely affect our business, financial condition and results of operations.

Corporate tax reform, base-erosion efforts, and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions.

As an example, the Organization for Economic Co-operation and Development, has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. As of the date of this Annual Report, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. Many countries implemented such legislation in 2024. Israel has enacted certain of the required measures, effective for tax years beginning on or after January 1, 2026, and is considering additional legislation to align its tax regime with evolving international minimum tax standards; however, not all such measures have been adopted, and future legislative developments, if any, remain uncertain. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As the Pillar Two solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our tax liability, financial condition and results of operations, and could increase our administrative expenses.

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

Currency exchange rate fluctuations may affect our operations

We are exposed to currency exchange rate fluctuations. For example, 34% of our total revenues and income for the year ended December 31, 2025, was denominated in EUR, approximately 38% was denominated in NIS and approximately 28% was denominated in USD. Moreover, the cash on our balance sheet as of December 31, 2025 is mostly held in USD and NIS, while our future investments in projects will largely be denominated in both USD and EUR. We expect total revenues and income from the European and Israeli markets to continue to represent a meaningful portion of our total revenues and income, though we also expect total revenues and income denominated in USD from projects located in the United States to increase in the coming years.

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

The market price of our ordinary shares could be subject to significant fluctuations. The price of our ordinary shares may change in response to our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry. As a result, our share price may experience significant volatility that is not necessarily reflective the value of our expected performance. Among other factors that could affect our share price are:

•	changes in laws or regulations applicable to our industry or offerings;

•	speculation about our business in the press or investment community;

•	investor interests in ESG-focused companies;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	sales of our ordinary shares by us or our principal shareholders, officers and directors;

•	the expiration of contractual lock-up agreements;

•	the development and sustainability of an active trading market for our ordinary shares;

•	success of competitive products or services;

•
the public’s response to press releases or other public announcements by us or others, including our filings with the SEC, announcements relating to litigation or significant changes in our key personnel;

•	the effectiveness of our internal controls over financial reporting;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	tax and tariffs developments in the United States or other countries;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	changes in accounting principles.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law 5759-1999 (the “Companies Law”), imposes restrictions on our ability to declare and pay dividends.

Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Israeli Tax Considerations” for additional information.

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

Additionally, we are no longer considered an “emerging growth company” as of January 1, 2025, and our independent registered public accounting firm is now required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We are required to include in our annual reports such attestation of our independent registered public accounting firm, which may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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

•
any ongoing or future conflict between Israel and Hamas, Hezbollah, Iran, or other terrorist organizations or states, as well as any potential escalation of hostilities involving Hamas, Iran, Hezbollah, or other regional actors.; and

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time, (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish quarterly information on Form 6-K, and (4) Regulation Fair Disclosure (“Regulation FD”), which is intended to prevent issuers from making selective disclosure of material information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As we are a foreign private issuer and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums, certain shareholder approval requirements in connection with equity-based compensation of officers, directors, employees or consultants and certain requirements relating to independent director oversight of director nominations. For more information, see Item 6.C. “Board Practices—Corporate Governance Practices” and Item 16G. “Corporate Governance.” We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and therefore, we will re-evaluate our qualification as a foreign private issuer on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Furthermore, on June 4, 2025, the SEC published a Concept Release highlighting potential amendments to the foreign private issuer definition, such as updating eligibility requirements or adding foreign stock exchange trading volume and listing criteria. If we lose our status as a foreign private issuer due to new requirements adopted by the SEC or because we no longer meet the current definition, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

Prior authorization from FERC may be required for the direct or indirect transfer, sale, acquisition or other disposition of 10% or greater of our securities.

Some of our U.S. operating subsidiaries are “public utilities” (as defined in the Federal Power Act (“FPA”) and, thus, subject the Federal Energy Regulatory Commission (“FERC’s”) jurisdiction under the FPA. U.S. federal law requires our subsidiaries that subject to such FERC jurisdiction either to (1) obtain prior authorization from FERC to transfer an amount of issued and outstanding voting securities sufficient to convey direct or indirect control over any of our public utility subsidiaries or (2) qualify for a blanket authorization granted by FERC order or available under FERC’s regulations, in each case for the direct or indirect transfer, sale or other disposition of 10% or greater of our voting securities or the voting securities in any of our public utility subsidiaries. Similar restrictions imposed by U.S. federal law apply to a purchaser of our securities who is a holding company under the Public Utility Holding Company Act of 1935 in a holding company system that includes a transmitting utility or an electric utility, or an “electric holding company” regardless of whether the securities are received pursuant to an offering, in open market transactions or otherwise. Accordingly, as a general matter, absent prior authorization by FERC or qualification for such blanket authorization granted by FERC, no purchaser, together with its affiliates, may legally acquire, directly or indirectly, 10% or more of us and our public utility subsidiaries or otherwise acquire control over us and any of our public utility subsidiaries. A violation of these requirements by the Company, as seller, or an investor as a purchaser of our securities, could subject the party in violation to substantial civil or criminal penalties under U.S. federal law, including possible sanctions imposed by FERC under the FPA and FERC rendering the transaction void. As a result of the FPA and FERC’s regulations in respect of transfers of control, and consistent with the requirements for blanket authorizations granted thereunder or exemptions therefrom, absent prior authorization by FERC, no investor will be permitted to receive or purchase such number of our securities that would cause such investor and its affiliate and associate companies to collectively hold a 10% or more voting interest in the Company. In addition, the U.S. Congress periodically considers enacting energy legislation that could assign new responsibilities to FERC, modify provisions of the FPA or provide FERC or another entity with increased authority to regulate transmission matters. Our public utility subsidiaries may be affected by any such changes in federal energy laws, regulations or policies in the future.

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

Based on our market capitalization and the current and anticipated composition of our income, assets, and operations, we believe that we were not a PFIC for the year ended December 31, 2025 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the year ended December 31, 2025 or the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be non-passive income under the Code. Based on the manner in which we operated in the year ended December 31, 2025, currently operate and intend to operate, we believe it reasonable for United States Holders (as defined in Item 10.E. “Taxation—Material U.S. Federal Income Tax Considerations for United States Holders”) to take the position that our gross income from energy sales is non-passive income.

However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the United States Internal Revenue Service (“IRS”) or a court will agree with this position. If our income from sales of energy is not treated as derived from an active business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear, and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2025 or will not be classified as a PFIC in the current taxable year or in the future.

Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see Item 10.E. “Taxation—Material U.S. Federal Income Tax Considerations for United States Holders—Passive Foreign Investment Company Considerations.”

The dual listing of our ordinary shares may adversely affect the liquidity and value of our ordinary shares.

Our ordinary shares will continue to be admitted to trading on the Tel Aviv Stock Exchange (“TASE”) in a different currency than on Nasdaq (USD on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones and different public holidays in the United States and Israel). We cannot predict the effect of this dual listing on the value of our ordinary shares. However, the dual listing of our ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ordinary shares in the United States. The price of our ordinary shares could also be adversely affected by trading in our ordinary shares on the TASE.

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

Risks related to our incorporation and location in Israel

Political, economic and military conditions in Israel could materially and adversely affect our business, financial condition and results of operations.

We are incorporated under Israeli law, and our principal offices and certain manufacturing facilities are located in Israel, which is currently at war. The duration, scope, and effects of this conflict remain unknown and difficult to predict. Additionally, many of our employees and members of our management team are Israeli residents, and certain projects from which we derive revenues are located in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region directly affect our business.

Since October 2023, following terror attacks by Hamas and Israel’s subsequent declaration of war, the region has experienced significant instability. This instability has included missile strikes, hostile infiltrations, and acts of terrorism against civilian targets in various parts of Israel. Hostilities have occurred on multiple fronts, including with Hezbollah along Israel’s northern border, attacks and threats from the Houthis in Yemen, and direct confrontations with Iran. While a ceasefire framework with Hamas was reached in October 2025 and with Hezbollah in November 2025, the security situation escalated significantly in late February 2026. At that time, Israel and the United States conducted preemptive strikes against Iran to eliminate its nuclear and ballistic missile capabilities. In response, Iran launched missile and drone attacks toward population centers and military installations in Israel, neighboring countries in the Persian Gulf region, and against U.S. assets in the region. In early March 2026, Hezbollah joined the conflict, carrying out missile attacks that led to Israeli retaliatory strikes and limited ground incursions. The situation remains highly volatile, with the potential for further escalation into a broader and more sustained regional conflict.

The ongoing war is rapidly evolving and could disrupt our business in material ways not currently anticipated. If the war continues or escalates, it may affect us in several ways, including:

•
Human Resources: Approximately 15% of our Israeli employees and managers were called to active reserve duty during 2025. Third-party contractors we use have also been called up to reserve duty. While many were released from active duty following the 2025 ceasefires, the escalation in early 2026 has led to significant new call-ups of military reservists. Israeli citizens are generally obligated to perform reserve duty until the age of 40 or older. Future call-ups may result in the absence of key employees or management members, which could disrupt our operations. These hostilities have included missiles and drones being fired against civilian targets in various parts of Israel, including areas in which our employees and business partners are located. We have experienced disruptions to work routines, periodic travel limitations and occasional rocket fire requiring employees to take temporary shelter. Although these disruptions have not been material to date, any future escalation could significantly impact our workforce and operations.

•
Macro-economic effects: The ongoing conflict has resulted in certain negative macro-economic impacts, including credit rating downgrades for Israel by Moody’s and Standard & Poor’s in late 2024 and a significant increase in the price of oil. The war has caused and may continue to cause additional domestic macro-economic effects such as inflation, depreciation of the shekel, bearish capital markets, reduced availability of credit and a decline in growth. These factors could make it more difficult and expensive for us to raise capital and negatively influence the market price of our ordinary shares.

•
Trade curtailment and Shipping: Hostilities have led to interruptions in trade and increased efforts by certain countries and organizations to boycott Israeli goods and services. Additionally, attacks by Houthis on commercial shipping in the Red Sea have forced the rerouting of vessels away from the Suez Canal. This has caused a substantial increase in global shipping rates, impacting our supply chain and the cost of components required for our products.

•
Damage to infrastructure: Terror and missile attacks may lead to infrastructure damage, including harm to our facilities and communication networks. Cyberattacks may also be aimed at disrupting our operational assets and damaging our infrastructure. For example, our Genesis Wind project and Emek Habacha project are located in the Golan Heights, an area subject to frequent rocket attacks. If this project is damaged, it may be difficult or impossible to access for maintenance and repairs. While the Israeli government may cover certain direct damages, such coverage may be limited, may not be maintained and may not compensate for loss of revenue. Additionally, our commercial insurance does not cover losses resulting from war or terrorism. War-related damage may also be inflicted upon the national grid, EC substations, or other transmission infrastructure, which may impact our ability to continue generating and selling electricity.

•
Reputation and International Relations: Prior to the recent war, several countries restricted doing business with the State of Israel and Israeli companies were subjected to certain economic boycotts. Public opinion toward Israel and Israeli companies may be further negatively affected by the ongoing war. This shift in international relations could lead to customers delaying or canceling orders. Any sustained curtailment of trade between Israel and its trading partners could adversely affect our business, financial condition and results of operations.

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

Enlight Renewable Energy Ltd. was founded on August 6, 2008 and merged into a company named Sahar Investments Ltd. in 2010, which subsequently changed its name to Enlight Renewable Energy Ltd. on August 4, 2010. Our commercial name is Enlight Renewable Energy. In February 2023, we listed our shares on the Nasdaq Global Select Market under the symbol “ENLT” and our ordinary shares have traded on the TASE since February 2010. We are a company limited by shares and organized under and subject to the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 520041146. Our principal executive offices are located at 3 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel.

Our website address is www.enlightenergy.com, and our telephone number is +972-3-900-8700. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investors” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

Our agent for service of process in the United States is Enlight Renewable Energy LLC, which maintains its principal offices at 800 W. Main St., #900, Boise, Idaho 83702. Its telephone number is 208-440-5719.

For a description of our principal capital expenditures and divestitures as well as other important events in the development of our business, see Item 5.B. “Liquidity and Capital Resources” and Note 30A(3) to our consolidated financial statements included elsewhere in this Annual Report.

Selected Recent Developments

The following is a summary of selected recent developments:

•
On February 2, 2026, we announced the achievement of development milestones at the CO Bar complex (the “CO Bar Complex”), including entry into a 1GW Large Generator Interconnection Agreement for the entire CO Bar Complex, the full mobilization of construction at CO Bar 1 and 2, and the entry into two 20-year “busbar” ESA with Salt River Project, dated December 30, 2025, for CO Bar 4 and 5. An ESA is the tolling agreement under which the battery energy storage system is available for the utility in exchange for regular, fixed payments. The achievement of these milestones follows the prior signing a PPA and ESA for CO Bar 1-3. All major agreements required for the CO Bar Complex have now been obtained.

•
On February 19, 2026, we issued 6,002,416 of the Company’s ordinary shares to several Israeli institutional investors at price of NIS 220 per share, for an aggregate gross consideration of approximately NIS 1,320,531,520 (the “2026 Private Placement”). We intend to use the net proceeds from the 2026 Private Placement to our strategic growth plan across geographies, while strengthening our balance sheet.

•
On March 16, 2026, we announced that we entered into a debt financing commitment totaling $304 million for our Crimson Orchard project, located in Elmore County, Idaho, USA. We secured 25-year commitments from HSBC (USA) Inc., ING Capital LLC, KeyBanc Capital Markets., and MUFG Bank, Ltd., subject to an all-in interest rate of 5.8%. Crimson Orchard consists of 120 MW of solar energy power generation capacity, and 400 MWh of energy storage capacity. The project is currently under construction and is expected to reach COD during 1H27.

B.	Business Overview

Overview

We are a global renewable energy platform, founded in 2008 and publicly traded on the TASE since February 2010 and on Nasdaq since February 2023. We develop, finance, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to ownership and operations, enables us to deliver strong project returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi-technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies to deliver highly profitable projects at reduced risk. As of February 16, 2026, our total portfolio of utility-scale, renewable energy projects included approximately 20.6 GW of multi-technology generation capacity and approximately 61.0 GWh of energy storage capacity, of which approximately 6.4 GW and approximately 17.5 GWh, respectively, are from Mature Projects.

We act as both a project developer and a power producer, controlling the entire project life cycle through the value chain. Our successful track record and expertise in project development, having reached ready to build (“RTB”) status on projects with an aggregate capacity of 6.8 GW and 8.2 GWh globally (including projects developed by Clenera prior to the Clenera Acquisition) from our founding to February 16, 2026, enable us to identify and deliver highly profitable projects. Our in-house project development capability, which includes extensive greenfield development capabilities across our largest markets, gives us access to projects that we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. Our development arm also serves as our organic growth engine, providing us with significant levels of visibility into the future of our business through our large project pipeline. Moreover, as a power producer with approximately 2.9 GW of generation capacity and 3.4 GWh of storage capacity across our Operational Projects as of February 16, 2026, we benefit from steady long-term, contracted cash flow, which we believe will increase as our projects under construction and in pre-construction, including approximately 3.5 GW of generation capacity and approximately 14.1 GWh of energy storage capacity, reach commercial operation. These long-term cash flows facilitate the financing of our overall activity at a competitive cost of capital.

Since our founding in 2008, we have transformed into a global renewable energy platform, operating across 14 different countries on four continents and across multiple technologies. From a technological perspective, we develop wind energy, solar energy, and energy storage projects, with energy storage collocated with generation capacity and on a standalone basis. From a geographical perspective, we operate in 11 different countries throughout Europe, in the U.S., Morocco, and Israel. Our global platform includes what we believe are some of the largest onshore wind and combined solar and storage projects across the United States, Western Europe and Israel, which are either operational, under construction or in pre-construction, highlighting our ability to identify and deliver projects of scale across our global platform. In August 2021, we established our operations in the United States through the acquisition of Clenera, a U.S.-based greenfield developer of utility-scale solar energy and energy storage projects, with a focus on the Western United States. Of our 6.4 GW of generation capacity and 17.5 GWh of storage capacity of Mature Projects, 3.8 GW of generation capacity and 9.5 GWh of storage capacity was located in the United States as of February 16, 2026, highlighting the increasing proportion of the projects located in the United States in our overall activity. We believe that our unique breadth of market presence and multi-technology capabilities enable us to optimize our capital allocation, based on power market fundamentals, changing regulatory environments, supply chain access and other considerations, while also diversifying our portfolio of projects and limiting our exposure to individual market disruptions.

Our control over the entire project life cycle coupled with our strategic approach to market and technology selection has enabled us to both develop projects with differentiated returns on investment and deliver rapid growth.

Our history

Established in 2008, Enlight began as a company focused on developing small-scale greenfield solar energy projects in Israel. Over the past 18 years, we have transformed into a global renewables platform with, as of February 16, 2026, an approximate of 6.4 GW and 17.5 GWh Mature Project portfolio across 13 different countries and 406 employees, focused on delivering utility-scale renewable energy projects. Our transformation has been driven by a tailored strategy of gradual entry into new markets, coupled with a clear focus on execution. As a company built by its founders with an owner’s mindset deeply embedded in our culture, we pride ourselves on our proven track record of success in scaling our business.

In August 2021, we established our operations in the United States through the acquisition of a 90.1% equity interest in Clenera, a major U.S.-based developer of utility-scale solar energy and energy storage projects.

With its headquarters based in Boise, Idaho, Clenera is, to our knowledge, a market leader in the Western United States. pioneering what we believe are some of the largest renewable energy projects in the region. The Clenera Acquisition entailed an upfront payment of $158 million with an additional consideration of up to $232 million depending on the achievement of performance-based milestones (the “Earn-Out”), which include the realization of Development Projects and the retention of Clenera’s two co-founders as employees. We paid what we expect will be our final Earn-Out consideration in the amount of $23 million during the year ended December 31, 2024, and have paid aggregate Earn-Out consideration of $31 million since the completion of the Clenera Acquisition. As the remaining performance-based milestones have not been achieved, the Company expects to make no further Earn-Out payments, and considers this liability to no longer be effective. The co-founders retain a 9.9% equity stake in Clenera, and have the option to sell this stake to the Company in 2026-2028, subject to calculation of the final acquisition price.

Our business model: control over the entire project life cycle

We believe we are uniquely positioned as a global renewable energy platform with end-to-end control over the project life cycle from development to ownership and operations. Our integrated capabilities across project sourcing, engineering, design, procurement, construction, asset management, and finance enable us to achieve strong project returns and source and develop new projects to support robust long-term growth, as follows:

•
Project and business development: We maintain a high-caliber project and business development team of 42 employees across the United States, Europe and Israel. Our in-house greenfield project development team provides us with the expertise to source greenfield projects in our largest individual markets: the United States, Southern Europe and Israel. Our greenfield development team specializes in identifying locations where there is available interconnection capacity, which is one of the main development obstacles for utility-scale renewables. In markets where we have strategically elected not to develop in-house greenfield development teams largely due to their smaller size, we have established and cultivated co-development partnerships with leading local developers. This gives us access to projects which we believe many of our competitors (both strategic and financial investors) either could not access or could not access at an attractive cost. In addition, our business development team sources project acquisition opportunities across various stages of development. In collaboration with our project development team, we can then create value through project optimization and the completion of the development.

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

•
Procurement: Our global operations have required us to establish, maintain and continuously grow our supply chain as we have expanded our geographic footprint across four continents and 14 different countries. Today, our supply chain function is overseen by a global team that works seamlessly to align project needs across geographies with the available supply of inverters, solar panels, wind turbines and energy storage systems among other components. Our global approach to procurement allows us to approach suppliers with significant scale and negotiate attractive pricing. Moreover, our global presence gives us the flexibility to distribute and reallocate resources as needed between geographies.

•
Our largest suppliers to date in Europe and Israel for our wind energy projects included all of the major wind turbine manufacturers such as Nordex, Siemens Gamesa, Vestas and General Electric Vernova. Our largest suppliers of solar panels for our solar energy projects in Europe and Israel have included LONGi and Jinko. Our largest suppliers to date for our energy storage projects in Israel include CATL and Sungrow. Clenera has developed strong supplier relationships which take into account AD/CVD, UFLPA, and other market considerations to ensure a steady supply of components for our U.S.-based projects. For example, Clenera sources the majority of its solar panels from Waaree and Runergy and continue to engage in requests for proposals with several other major suppliers. Our module selection is often driven by domestic content considerations and compliance with CFIUS. The largest supplier to date for our U.S.-based energy storage projects is Tesla which may provide domestic content eligibility. Clenera has also sourced batteries manufactured by BYD and Hithium.

•
Construction: Our construction management team is crucial to supporting the quality of our projects, which reduces our O&M expenses once a project is operational and supports higher project uptimes. Our experienced construction managers closely monitor our EPC contractors’ progress, quality of work and performance testing before we release the final payment to the contractor.

•
Asset management: We possess a top-rate asset management team that is strategically located across markets to efficiently provide ongoing asset monitoring and maintenance services. The team is comprised of experts in commercial and technical project management, electricity trading (for projects where we sell electricity under a Merchant Model) and environmental management. The scale of our asset management activity provides us with a steady feedback loop regarding what we believe to be optimal project design and components for future projects.

•
Finance: Our operational expertise is complemented by a finance function that is focused on maximizing project equity returns and is comprised of a team with decades of corporate and project finance experience in the renewables sector. We leverage our global footprint and scale to secure non-recourse project finance from local banking partners across our target markets. Our network enables us to source bespoke financing packages. For example, in 2025:

o
we raised from institutional investors in Israel approximately $128 million through an issuance of unsecured, non-convertible Series G Debentures and approximately $117 million through an issuance of unsecured, convertible Series H Debentures.

o
we secured $773 million construction financing commitments for the Country Acres project with a consortium of four leading global banks including BNP Paribas Securities Corp. Upon Country Acres’ commercial operation date COD, part of the construction loan is expected to convert into a $376 million term loan with the rest of the construction loans expected to be repaid with tax equity.

o
we secured a definitive construction financing agreement related to Quail Ranch project with a consortium of four leading global banks including BNP Paribas Securities Corp, which will be used to finance the construction of the project. Upon the Quail Ranch’s COD, part of the construction loan is expected to convert into a $120 million term loan with the rest of the construction loans expected to be repaid with tax equity.

o
we secured a $310 million financing, led by MEAG Infrastructure Debt Transactions, for the construction of the hybridization of the Gecama project in Serbia to include a battery energy storage facility, and the refinancing of the current operational Gecama wind project.

o
we entered into a financing agreement with our subsidiary Clenera and a consortium of lenders led by Israel’s Bank Leumi totaling $350 million to fund the construction of projects in the US. The facilities are to be fully repaid by June 30, 2032 and bear interest at the Secured Overnight Financing Rate (“SOFR”) plus an annual margin of 2.7% to 3.2%.

o	we raised NIS 1.0 billion from several Israeli institutional investors through a private placement of 11,396,012 ordinary shares, at a price of NIS 87.75 per share in August 2025.

o
we secured construction financing commitments related to project Snowflake from a consortium of six leading global banks including Wells Fargo, BNP Paribas, Natixis Corporate and Investment Banking, Nord/LB, Crédit Agricole Corporate and Investment Bank, and MUFG Bank, totaling $1.4 billion. Following the Project’s COD, a portion of the construction financing commitments is expected to convert into an $811 million term loan, with the tax equity bridge loan expected to be repaid with tax equity proceeds.

o
on February 19, 2026, we raised approximately NIS 1.3 billion from several Israeli institutional investors through a private placement of 6,000,416 of our ordinary shares, at a price of NIS 220 per share.

Our portfolio

We classify our projects into three categories:

•	Development Projects, which includes projects in various stages of development that are not expected to commence construction within 24 months of February 16, 2026;

•	Advanced Development Projects, which includes projects that are expected to commence construction within 13 to 24 months of February 16, 2026;

•
Mature Projects, which includes projects that are operational, under construction or in pre-construction (meaning, that such projects are expected to commence construction within 12 months of February 16, 2026).

These three categories are sequential and reflect the progression from being categorized first as a Development Project, then an Advanced Development Project and finally a Mature Project.

Overview of our consolidated portfolio of projects as of February 16, 2026

	Mature Projects	Advanced Development Projects	Development Projects	Total Portfolio

Generation capacity (GW)	6,402	3,457	10,713	20,572
Storage capacity (GWh)	17,525	10,152	33,281	60,957

Mature Projects

With a geographically and technologically diverse portfolio of Mature Projects, including 6.4 GW of generation capacity and 17.5 GWh of energy storage capacity as of February 16, 2026, we enjoy the benefits of steady cash flow from our Operational Projects and significant visibility into our growth from our Mature Projects under construction or in pre-construction.

As of February 16, 2026, approximately 85% of the capacity of our Operational Projects was contracted with an average remaining PPA term of 13.5 years. Furthermore, approximately 21% of the capacity of our Operational Projects was contracted under inflation-linked PPAs, which we believe could supply us with an additional source of total revenues and income growth. In select markets we sell electricity under the Merchant Model, where we carefully and strategically take on exposure to Merchant Risk but enter into short-term hedging agreements to actively manage that exposure. As of February 16, 2026, approximately 15% of the capacity of our Operational Projects is exposed to Merchant Risk. We believe that these projects have the potential to generate profits on a per MW basis that are superior to the profits that could be achieved under a PPA in such markets.

Mature Project portfolio map

Operational Projects (including unconsolidated projects as at share) as of February 16, 2026(1)

Segment	Country	Project name	Technology	Operational year	Sales Tariff (USD per MWh)	Approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Capacity

Middle East and North Africa(“MENA”)	Israel	Emek Habacha	Wind	2022	130	41%	2042	Yes	109 MW
		Halutziot	Solar	2015	229	90%	2035	Yes	55 MW
		Israel Solar Projects	Solar	2013-2015	414	98%(2)	2033-2035	Yes	33 MW
		PV+ storage cluster 1.1	Solar	2023	Confidential	80%(2)	—	No	272 MW + 819 MWh
		Genesis Wind	Wind	2023	119	54%	2043	Yes	207 MW

Total MENA							676 MW + 819 MWh

Western Europe	Sweden	Picasso	Wind	2021	Confidential	69%	2033(3)	No	116 MW
	Sweden	Björnberget	Wind	2022	Confidential	55%	2032	No	372 MW
	Ireland	Tully	Wind	2017	108	50%	2032	Yes	14 MW
	Spain	Gecama	Wind	2022	—	72%	Merchant	NA	329 MW

Total Western Europe									831 MW

CEE	Kosovo	Selac	Wind	2021	113	60%	2034	Yes	105 MW
	Serbia	Blacksmith	Wind	2019	137	50%	2031	Yes	105 MW
	Serbia	Pupin	Wind	2024	83	100%	2040	Yes	94 MW
	Croatia	Lukovac	Wind	2018	159	50%	2032	Yes	49 MW
	Hungary	Attila	Solar	2019	139	50%	2039	No	57 MW
	Hungary	AC/DC	Solar	2023	94	100%	2037	Yes(4)	26 MW
	Hungary	Tapolca	Solar	2024	—	100%	—	NA	60 MW

Total CEE									496 MW

USA	Montana	Apex Solar	Solar	2023	Confidential	100%	2042	No	106 MW
	Arizona	Atrisco Solar	Solar	2024	Confidential	100%	2044	No	364 MW
	Arizona	Atrisco Storage	Storage	2024	Confidential	100%	2044	No	1,200 MWh
	New Mexico	Quail Ranch	Solar	2025	Confidential	100%	2045	No	128 MW + 400 MWh
	Arizona	Roadrunner	Solar	2025	Confidential	100%	2045	No	298 MW + 940 MWh

Total USA								896 MW + 2,540 MWh

Total consolidated projects								2,899 MW + 3,359 MWh
MENA (not consolidated)	Israel	Unconsolidated Projects at share	Solar	2015-2021	76(2)	50%	2042-2046	Yes	45 MW + 42 MWh

Total consolidated and unconsolidated JVs at share								2,944 MW + 3,401 MWh

(1)          The figures in this chart are rounded to the nearest whole number.

(2)          This figure is calculated on an average basis across multiple projects.

(3)          Approximately 50% of the energy generated by this project is sold under a 12-year PPA to a large German utility company while the remaining energy is sold under the Merchant Model on the Nord Pool.

(4)          PPA is indexed to the Hungarian consumer price index, less 1%.

Projects under construction, as of February 16, 2026 (1)

Geographic sector	Country/State	Project name	Technology	Sales tariff (USD per MWh)	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
US(2)	California	Country Acres	Solar	Confidential	100%	20-30 Years	No	688	403
	Idaho	Crimson Orchard	Solar	Confidential	100%	20 Years	No	400	120
	Arizona	CO Bar 1+2	Solar	Confidential	100%	20 Years	No	824	738
	Arizona	Snowflake A	Solar	Confidential	100%	20 Years	No	1,900	594

Total US								3,812	1,855
MENA	Israel	Israel storage	Storage	—	71%	—	-	222	4
Total MENA								222	4
EU	Spain	Gecama Solar	Solar	—	72%	—	—	220	227
	Sweden	Bjornberget – BESS	Storage	—	55%	—	—	100	-
	Croatia	Sestanovac	Solar	—	100%	—	—	75	23
	Hungary	Tapolca – BESS	Storage	—	100%	—	—	140	-

Total EU								535	250
Total consolidated projects								4,569	2,109
MENA (not consolidated)	Israel	Unconsoli -dated Projects at share	Storage	—	53%	—	—	274	13
Total consolidated and consolidated JVs at share								4,843	2,122

(1)	The figures in this chart are rounded to whole numbers or the nearest hundredth decimal, as applicable.

(2)
While we own 90.1% of Clenera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.

Projects in pre-construction (expected to begin construction within 12 months) as of February 16, 2026(1)

Geographic sector	Country	Project name	Technology	Expected approximate Enlight share	PPA/FIT duration	Inflation indexed PPA	Storage capacity MWh	Capacity MWdc
MENA	Israel	Several Projects	Solar, Wind, Storage	95%	—	—	1,944	41
Total MENA							1,944	41
US(2)	Iowa	Coggon	Solar	100%	20 years	No	—	128
	Michigan	Gemstone	Solar	100%	20 years	No	—	184
	Indiana	Rustic hills 1+2	Solar	100%	20-25 years	No	—	255
	Arizona	CO Bar 3,4,5	Solar	100%	20 years	No	3,176	473

Total US							3,176	1,040
Europe	Italy	Nardo Storage	Solar + Storage	100%	—	—	872	104
	Sweden	Picasso BESS	Storage	69%	—	—	221	—
	Germany	Bertikow	Storage	50%	—	—	860	—
	Germany	Jupiter	Solar + Storage	51%	—	—	2,000	150
	Poland	Edison	Storage	100%	—	—	208	—
Total EU							4,161	254
Total consolidated projects	9,212	1,336

MENA (not consolidated)	Israel	Unconsolidated Projects at share	Solar	56%	—	—	69	—
Total consolidated and consolidated JVs at share							9,281	1,336

(1)	The figures in this chart are rounded to whole numbers.

(2)
While we own 90.1% of Clenera, we invest 100% of the equity requirements for our U.S.-based projects. In return, we receive 100% of the distributable cash flow until we return our capital investment, plus a high single-digit preferred return.

Our pre-construction portfolio is largely comprised of several major combined solar and storage projects located in the United States. These projects, which are located in the Western United States, a region with the highest solar irradiance in the United States, stand to benefit significantly from the use of tax credits as provided for under the Inflation Reduction Act.

Advanced Development Projects and Development projects

Together, our Advanced Development Projects and Development Projects provide us with valuable visibility as to our growth trajectory over the medium to long-term.

Advanced Development Projects

Our Advanced Development projects have an aggregate generation capacity of approximately 3.5 GW and aggregate energy storage capacity of approximately 10.1 GWh, as of February 16, 2026. Our Advanced Development projects, which are largely concentrated in the United States and Western Europe, are expected to commence construction within 13 to 24 months of February 16, 2026. As of February 16, 2026, approximately 89% (2.5 GW and 5.6 GWh) of our U.S.-based Advanced Development projects have reached Advanced Interconnect Status. In addition, 89% of U.S, project capacity has achieved Safe Harbor status, ensuring eligibility for Inflation Reduction Act tax credits should they be placed in service in 2029-2030 (2038-2040 for energy storage facilities). Our Advanced Development projects are expected to benefit from the high PPA pricing across Europe and the United States.

Geographic Sector	Country	Technology	Generation capacity	Storage capacity
			MWdc	MWh
Europe	Italy	Solar + Storage	41	1,480
	Hungary	Storage	-	95
	Croatia	Solar	163	-
	Poland	Storage	-	976
	Spain	Storage	-	196
	Total Europe	Solar + Storage	204	2,738
USA	USA	Solar + Storage	2,730	6,440
MENA	Israel	Solar + Storage	289	974
	Morocco	Solar	234	-
	Total MENA	Solar + Storage	523	974
Total			3,457	10,152

Development Projects

Additionally, our Development projects have an aggregate generation capacity of approximately 10.7 GW and energy storage capacity of approximately 33.3 GWh. Approximately 68%, totaling approximately 7.4 GW and 22.5 GWh of our Development projects by generation capacity are U.S.-based projects. Of our U.S.-based Development projects, approximately 53% (4.6 GWand 12 GWh) of capacity has already reached the Advanced Interconnect Status, giving us significant visibility into the likelihood that they will convert into Mature Projects. In addition, 19% of U.S, project capacity have achieved Safe Harbor status, ensuring eligibility for Inflation Reduction Act tax credits should they reach COD by the end of 2029-30 (2038-2040 for energy storage facilities).

Geographic Sector	Country	Technology	Generation capacity MWdc	Storage capacity MWh
Europe	Italy	Wind + Storage	502	1,400
	Spain	Solar	340	-
	Croatia	Solar	352	-
	Serbia	Wind	200	-
	Poland	Storage	-	3,200
	Total Europe	Solar + Wind + Storage	1,394	4,600
USA	USA	Solar + Storage	7,353	22,460
MENA	Israel	Solar + Wind + Storage	1,966	6,221
Total			10,713	33,281

Financial Closing

During 2025, we closed on financing of approximately $2.8 billion for projects in Israel, Europe, and the U.S., representing a total of 1.4 GW and 3.4 GWh in generation and storage capacity. These projects included the hybridization of Gecama project in Spain; Quail Ranch in New Mexico, Country Acres in California, and Snowflake in Arizona; and Bar-On in Israel. In March 2026, we closed on $304 million in financing for Crimson Orchard in Idaho, a project which consists of 120 MW and 400 MWh in generation and storage capacity.

Electricity Supply and Reselling

Starting in January 2024, the Israeli electricity market shifted to a fully deregulated market. To expand our activity in the deregulated sector, we established a dedicated business unit, Enlight Enterprise, to act as an electricity supplier and reseller to commercial customers. Enlight was the first company in Israel to complete direct-to-user sales of electricity under the new regulatory framework. During 2025, five corporate PPAs with a total lifetime contract volume of 996 GWh were signed, including agreements with clients such as IKEA, Mishan, and Gezer regional council. For the year ending December 31, 2025, Enlight Enterprise generated revenues from the sale of electricity of $85 million.

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

Our diverse portfolio of Mature Projects reduces our exposure to individual market disruptions

Our diverse portfolio of Mature Projects, including solar power energy projects with an aggregate capacity of approximately 4.9 GW, wind energy projects with an aggregate capacity of approximately 1.5 GW and energy storage projects with an aggregate capacity of approximately 17.5 GWh, across 13 different countries, mitigates our exposure to any single market. This provides the Company with the ability to diminish the impact of disruptions from climate variations, changes to government regulations, and volatility of macroeconomic factors such as inflation and currency rates. Furthermore, our diverse portfolio of Operational Projects offers a mixture of revenue structures, providing us with significant inflation protection. Approximately 36% of our 2.9 GW and 3.4 GWh Operational Project portfolio benefit from increases in inflation, either through inflation linkage within our PPAs or select use of the Merchant Model.

Significant financing expertise and efficient deployment of capital for growth

As a global enterprise, we have access to diverse sources of capital and have developed and maintained deep relationships with numerous international banking and institutional investment partners. As of December 31, 2025, we had approximately $3.7 billion of project finance debt outstanding from a wide range of financial institutions, including EBRD, J.P. Morgan, HSBC, ING Capital, MUFG Bank, Erste Bank, KfW, BNP, Sabadell, Raiffeisen Bank, Bank Leumi, Bank Hapoalim and others. Moreover, we have significant experience in raising tax equity. Prior to the Clenera Acquisition, Clenera sourced approximately $735 million of tax equity from several major tax equity providers, including PNC, Citibank and M&T. Since the Clenera Acquisition, we have sourced approximately $1.3 billion of tax equity from several major tax equity providers, including U.S. Bancorp Impact Finance, Wells Fargo, JP Morgan, First Citizens Bank, and Bank of America.

Since the Clenera Acquisition, we have completed tax equity financing for our Apex, Atrisco, Quail Ranch, and Roadrunner projects, securing $198 million, $519 million, $149 million, and $392 million in tax equity respectively. In January 2025, we announced the entry into an agreement for the sale of 44% of the Sunlight Cluster of renewable energy projects in Israel for $50 million (including deferred payments) to two Israeli institutional investors, and plan to recycle the proceeds of this transaction to fund our upcoming projects.

Moreover, we have a proven track record of issuing debt and equity in public capital markets. Since our initial public offering on the TASE in 2010, as of March 15, 2026, we have raised approximately $1.6 billion in issued equity and approximately $1.0 billion in issued debt in the form of bonds. These issuances, largely funded by Israeli institutional investors, have directly funded our growth. As of December 31, 2025, we had approximately $925 million of corporate and convertible bonds outstanding with a weighted average effective interest cost of 4.9% and $3.9 billion of loans from banks and other financial institutions.

During February 2025, we raised an additional $245 million of corporate and convertible bonds outstanding with a weighted average effective interest cost of 5.7%. Our ability to source attractively priced unsecured debt, leveraging our strong credit rating in Israel (A2 il stable by Midroog, a subsidiary of Moody’s and A il stable by Maalot, a subsidiary of S&P Global) coupled with our deep relationships with Israeli institutional investors, is a distinct competitive advantage we possess. In August 2025, we concluded a $350 million financing facility with a consortium of lenders led by Bank Leumi. We raised approximately NIS 1 billion from several Israeli institutional investors through a private placement of our ordinary shares in August 2025, and an additional NIS 1.3 billion from several Israeli institutional investors through a private placement of our ordinary shares in February 2026. Our finance team is focused on maintaining an efficient and robust balance sheet to minimize our overall cost of capital and provide ample liquidity to fund our growth.

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

In addition to being geographically and technologically diverse, a large number of projects in our development pipeline have met key development milestones that substantiate their path to COD with a particular focus on interconnection milestones. As of February 16, 2026, our portfolio consisted of the following three segments:

•
the Mature portfolio contained generation capacity of approximately 6.4 GW and energy storage capacity of 17.5 GWh, which respectively constitutes approximately 31% and 29% of our overall generation and energy storage capacity across our portfolio;

•
the Advanced Development portfolio contained generation capacity of approximately 3.5 GW and energy storage capacity of 10.1 GWh, of which 2.7 GW generation capacity and 6.4 GWh of energy storage capacity were located in the United States. Of the capacity in the U.S., 2.5 GW and 5.6 GWh have reached Advanced Interconnect Status, and 2.5 GW and 5.6 GWh have achieved Safe Harbor status;

•
the Development portfolio contained generation capacity of approximately 10.7 GW and energy storage capacity of 33.3 GWh, of which 7.4 GW generation capacity and 22.5 GWh of energy storage capacity were located in the United States. Of the capacity in the U.S., 3.8 GW and 12 GWh have reached Advanced Interconnect Status, and 1.3 GW and 4.7 GWh have achieved Safe Harbor status.

Stage	Mature		Advanced Development		Development
	Generation (GW)	Energy Storage (GWh)	Generation (GW)	Energy Storage (GWh)	Generation (GW)	Energy Storage (GWh)
Total Capacity	6.4	17.5	3.5	10.1	10.7	33.3
Of which located in US	3.8 (31%)	9.5 (29%)	2.7 (79%)	6.4 (63%)	7.4 (69%)	22.5 (67%)
Advanced Interconnect	3.8	9.5	2.5	5.6	3.8	12.0
Safe Harbor	3.8	9.5	2.5	5.6	1.3	4.7

Expand our pipeline organically, and capitalize on attractive acquisition opportunities in our existing markets

Our development team is comprised of 42 development professionals across our global footprint and we seek to expand our existing in-house team as well as our partnerships with local developers. In our largest markets (United States, Israel and Europe), we source new greenfield projects organically through our in-house greenfield development teams. Specifically, across these markets, we utilize our “Connect and Expand” strategy, leveraging existing large and low-cost interconnection positions that we possess to expand our pipeline. For example, the site of our Snowflake A project in Arizona is designed to include another phase of the project, with an additional 656 MW of solar generation capacity and 2.1 GWh of energy storage capacity available to be developed. This plan seeks to leverage Snowflake A’s existing interconnect infrastructure with additional generation capacity, in turn lowering the costs and risks of building new sites. Another example is our plan to add 227 MW solar generation and 220 MWh storage capacity, currently under construction, to the existing wind farm at the Gecama project in Spain. In addition, it is our strategy to acquire projects in and proximate to the regions in which we operate. For example, during 2025, we acquired four stand-alone storage projects in Europe: projects Bertikow (860 MWh) and Jupiter (150 MW and 2000 MWh) in Germany, and projects Sokole (967 MWh) and Edison (208 MWh) in Poland.

Expand laterally through acquisitions of generation and energy storage projects

We are focused on creating multiple growth engines across the solar energy, wind energy and energy storage sectors. Our existing portfolio of projects, particularly solar energy projects in the United States, positions us to rapidly expand our energy storage portfolio with access to the grid and customer and supply chain relationships. Utilities’ need for dispatchable power continues to grow, driving accelerating demand for our energy storage projects. We have an aggregate capacity of approximately 17.5 GWh of battery energy storage projects in our current Mature Project portfolio, of which approximately 9.5 GWh is based in the United States and approximately 4.7 GWh is based in Europe. We anticipate that energy storage will become a significant portion of our business as energy storage technology continues to advance and becomes essential to grid stabilization and load balancing.

In addition, we are seeking to expand our geographic footprint in new markets across the U.S., Europe, and MENA. With respect to Europe, we are focused on adding in-house greenfield development capabilities in Europe, either through the hiring of additional personnel or through a potential acquisition of a developer. We are also exploring the possibility of inorganic growth through the acquisition of companies or development platforms in all geographies.

During 2025, we acquired two new stand-alone storage projects in Germany. The first, project Bertikow, is located near Berlin, and consists of 860 MWh storage capacity and is expected to reach COD during the second half of 2027. The second, project Jupiter, is located near Cottbus, and consists of 150 MW generation capacity 2000 MWh storage capacity and is expected to reach COD during the second half of 2028. We also acquired two new stand-alone storage projects in Poland. The first, project Sokole, is located near Warsaw, and consists of 967 MWh storage capacity and is expected to reach COD during the second half of 2029. The second, project Edison, is located near Katowice, and consists of 208 MWh storage capacity and is expected to reach COD during the first half of 2028.

Additionally, on March 13, 2023, we signed a definitive agreement with NewMed Energy LP (TASE: NWMD), a leading oil and gas exploration company in MENA, and its chief executive officer, Yossi Abu, to develop wind energy, solar energy and energy storage projects in several Mid-Eastern and North African countries (the “Partnership” and “Partnership agreement”). We believe that this partnership, of which we own 46.7%, will enable us to leverage our existing knowledge and experience in developing renewable energy projects to expand into Middle Eastern and North African countries. On February 16, 2026, the parties signed an extension of the exclusivity period of the collaboration under the Partnership agreement for an additional period of three years, lapsing in March 2029, which under certain circumstances may be extended to a total of 5 years, lapsing in March 2031. Following the termination of the exclusivity period, the collaboration will continue with respect to projects that began prior to the termination date, and Enlight will be entitled to continue advancing projects that are in early development stages at that time, independently of the partnership.

On March 9, 2025, the Partnership’s U.K. subsidiary (the “U.K. entity”) entered into agreements with a local Moroccan partner, to create two SPVs for the purpose of developing and constructing a 300 MW solar project and 234 MW wind farm in Morocco (the “Moroccan agreements”). Under the Moroccan agreements, the U.K. entity will be allocated 75% ownership of the SPVs, and the remaining 25% will be held by the local partner that will furnish certain services to the project until COD. The U.K. entity has committed to injecting capital into the SPVs through shareholder loans pursuant to certain agreed upon milestones, with such loans totaling approximately EUR 25 million for both projects (subject to certain adjustments). Additionally, the U.K. entity has been granted an option to acquire the local partner’s holdings by no later than the projects’ COD, and the local partner has been granted a “put option” to sell its holdings to the U.K. entity for a period of five years following the projects’ COD. During 2025, subsequent to meeting initial development milestones, the wind farm entered our Advanced Development Portfolio.

The U.K entity agreements stipulate a timeline for the financial closing of the projects, which is expected to occur in 2027-2028 with COD anticipated in 2029-2030. There is no certainty that the projects will advance to construction and reach COD due to contingencies related to obtaining approvals and/or permits from third parties and local authorities, over which the partnership has no control.

Entrance into new business segments, including the non-utility scale segment and select technology investments

We are also looking to expand our technological capabilities through partnerships with energy technology companies. To advance this goal, in 2023 we formed an energy transition and climate technology fund called Elements. Elements aims to leverage our access to the robust technology ecosystem within and outside of Israel in order to gain early exposure to advances in battery, hydrogen and micro-grid technologies, among others. Enlight has committed $30 million of capital to the fund, with the goal that the fund will grow to $100-150 million in size. As of the date of this Annual Report, Elements has invested in 7 technology companies for a total of $15 million. We expect that continued innovation, combined with our ability to work across numerous technologies, will help enable us to capitalize on opportunities for continued robust growth and provide us with visibility into the direction of the broader technology sector.

Starting in January 2024, the Israeli electricity market shifted to a fully deregulated market. In preparation for this event, the Company established a new business unit, Enlight Enterprise, to engage in direct power sales to corporate customers. Acquiring electricity from both Enlight’s own renewable projects as well as purchasing it from the national grid, this unit then resells this electricity to large industrial consumers through corporate PPAs. During 2025, five corporate PPAs with a total lifetime contract volume of 996 GWh were signed, including agreements with clients such as IKEA, Mishan, and the Yokneam municipality. For the year ending December 31, 2025, Enlight Enterprise generated revenues from the sale of electricity of $85 million.

Enlight Enterprise actively manages the sourcing and resale of electricity to customers using a sophisticated energy management system (“EMS”), which supports commercial decisions regarding the purchase of electricity for resale and optimizes the charging and discharging of batteries in the business unit’s standalone storage network. Enlight Enterprise was the first company to engage in direct-to-customer electricity sales within Israel’s deregulated market framework, and has achieved upwards of 30% market share in the deregulated renewable energy segment during 2025. The EMS system represents an important advantage in maintaining this competitive edge.

We continue to invest in expanding Enlight Enterprise. For example, on February 17, 2025, we announced that two of the Company’s energy storage facilities have won bids in the EA’s first availability tariff tender process. The two sites, Neot Smadar and Ohad, are located in the south of Israel and have a combined grid connection capacity of 300 MW, which will allow us to build projects with a total storage capacity of 1,350 MWh, potentially increasing to 1,900 MWh following transition to deregulated market sales. The projects are expected to reach commercial operation by 2028. According to the tender’s terms, after supplying power at the availability tariff rate for five years, the Company may transition to selling electricity into the deregulated market as well as increase the facilities’ storage capacity. Furthermore, Enlight Enterprise won another 50 MW EA availability tender during 2025, and has designated a new virtual power supplier and resale unit to market this capacity.

In addition to selling to large corporate customers, we also formed a joint venture with Electra Power (which changed its name during 2025 to Supergas Power), a household-oriented electricity reseller, to which the Company will supply electricity. Enlight’s joint venture with Electra Power was formally launched in July 2024.

In February 2024, Enlight acquired 80% of the share capital of Aria Energy Ltd., a renewable energy company engaged in the non-utility solar and storage segment in Israel, primarily on municipal rooftop customers and the agri-solar sector. Aria was acquired for an immaterial purchase price, though performance-based earnouts and options may lead to future total payments of up to approximately $20 million over five years. In May 2024, the Company changed the name of Aria Energy to Enlight Local. This business unit continues to focus on providing solar and storage infrastructure to the Israeli non-utility market, including municipal, commercial and industrial, and agri-solar customers. Enlight Local continued to expand its presence in this segment during 2025, and signed 23 new land agreements for an equivalent capacity of 40 MW and 1,300 MWh, in addition to 12 land agreements for an equivalent capacity of 20 MW signed during 2024.

During the past year, we devised a strategic framework outlining our plans to enter into the data center development sector, identifying it as a key growth engine which complements our core renewable energy expertise. We aim to lead the full data center lifecycle, including development, construction, and long-term operation of these assets. An example of this initiative is our Ashalim project, a 50-acre site located near Beersheba, in southern Israel, won via an ILA tender, which serves as our first entry into the country’s data center market. Beyond Israel, we are actively pursuing scalable opportunities across the United States and Europe.

Market overview

Our industry and market opportunity

Worldwide severe weather events and global awareness of the rapidly accelerating impacts of climate change are driving a systemic global transition away from fossil fuels towards renewable energy. Furthermore, the low cost and relatively rapid deployment of renewable energy projects position the sector as a principal power supplier to the burgeoning artificial intelligence and data center industries. Global renewable generation has grown from approximately 31% of global power generation in 2015 to a forecasted 57% in 2026, a CAGR of 15%. The transition to renewable energy is expected to continue with renewable generation forecasted to constitute approximately 79% of global power generation by 2050, according to BNEF.

The forecasted growth in renewable energy generation is driven by a variety of economic, social, regulatory and policy factors, including:

•
sweeping renewable energy mandates and regulations as a policy response to climate change, including EU climate-related regulations (such as the Corporate Sustainability Reporting Directive (CSRD) and related climate-policy measures) and California climate-related regulations (including climate-related emissions and disclosure laws);

•	utility-scale solar energy and wind energy becoming some of the most competitive sources of electricity generation on a levelized cost of energy, or LCOE, basis;

•	the need for energy independence and security;

•	growing corporate and investor support for net-zero targets and the decarbonization of energy;

•	widespread electrification of transportation (particularly automotive vehicles) and other infrastructure that has historically been powered by fossil fuels;

•	projected growth in the overall demand for energy driven in part by the increasing use of artificial intelligence, which relies heavily on data centers that consume a significant amount of energy; and

•
emergence of energy storage, which enhances the ability of solar energy and wind energy generation to serve as load-following generation while providing additional grid resilience and combating extreme weather events.

The energy storage market has witnessed unprecedented growth in recent years, and we believe it sits at the epicenter of the energy transition. The ability of energy storage facilities to allow for renewable generation to provide baseload power is critical to enabling the transition from fossil fuels to renewable energy. Global energy storage capacity installations are projected to have reached a record of approximately 186 GW as of 2025, and are expected to grow at an approximate 41% CAGR through 2030, when annual additions are expected to reach approximately 250 GW and global cumulative energy storage capacity is projected to be approximately 1,016 GW, according to BNEF.

Overview of the U.S. renewable energy industry

According to some estimates, the renewable energy sector in the United States is expected to grow approximately 9% per annum between 2024 and 2030 and will provide approximately 65% of all electricity generated in the United States by 2050, with solar energy and onshore wind energy generation accounting for approximately 42% and 11%, respectively, of all energy generation by 2050, according to BNEF. ITCs and PTCs for utility-scale solar and storage facilities increase the attractiveness of solar projects in locations with high irradiance. They also give asset owners the option to transfer tax credits to third parties, which is expected to help address the lack of sufficient tax equity capacity.

With its headquarters located in Boise, Idaho, Clenera, our U.S. subsidiary, is focused on developing solar energy and energy storage projects in the Western United States; as of February 16, 2026, Clenera had approximately 91% of its Mature Project portfolio (by capacity) in the region. The combined electricity demand for all regions in the Western Interconnection is projected to grow by approximately 25% from 953 TW in 2025 to 1200 TW in 2035, while the combined peak hour demand is expected to increase from approximately 160 GW in 2025 to approximately 191 GW in 2035, according to the Western Electricity Coordinating Council (“WECC”).

Solar energy and energy storage projects are particularly attractive in the Western United States, in light of:

•	higher solar irradiance driving higher production levels and enabling greater utilization of PTCs, as discussed elsewhere in this Annual Report;

•
growing scarcity of historically important power resources across the Southwest of the United States, primarily driven by diminishing availability of hydroelectric power which accounts for more than 23% of all power generation capacity in the western United States versus a forecasted approximate of 7% of all power generation capacity across the United States on average in 2025, according to BNEF;

•
accelerated retirement of coal plants, with approximately 8.1 GW of coal‑fired generation capacity retired in 2025 according to the EIA. S&P Global projects that 38.4 GW of coal‑fired generation capacity is scheduled to be retired between 2026-2035.

•	increased electricity demand from new data centers being built across the region;

•
utility and regional resource plans indicate substantial future solar additions over the next decade, with nearly 68 GW of solar capacity planned in the Western Interconnection according to WECC resource plans;

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

2020 - 2030E renewable energy capacity forecast in the United States (GW)

___________________________
Source: BNEF

Overview of the European renewable energy industry

The European renewable energy generation market is expected to grow approximately 9% per annum between 2024 and 2030 and is projected to provide approximately 84% of all electricity generated in Europe by 2050, with solar energy and wind energy generation accounting for approximately 45% and 23%, respectively, of all energy generation by 2050, according to BNEF.

Utility scale solar energy generation capacity is expected to grow from approximately 175 GW in 2024 to approximately 411 GW by 2030, an approximate 15% CAGR, and onshore wind energy generation capacity is expected to grow from approximately 282 GW in 2024 to approximately 462 GW by 2030, an approximate 9% CAGR, according to BNEF.

2020 - 2030E renewable energy capacity forecast in Europe (GW)

___________________________
Source: BNEF

The growth of renewable generation is supported by regulatory frameworks and improving underlying economics. For example, Spain and Sweden, two of our key existing European markets, and Italy, one of our key potential growth markets, have each instituted regulatory policies to support and accelerate growth in renewable generation. In 2021, Spain approved the Climate Change and Energy Transition Law, which targets economy-wide climate neutrality by 2050 and – reflecting Spain’s National Energy and Climate Plan (“PNIEC”) – set a requirement for renewable sources to account for at least 81% of total electricity production by 2030 while also limiting new coal, oil and gas extraction projects. This percentage has been increased up to 81% in the updated version of PNIEC approved in September 2024. As such, in Spain, renewable generation capacity is expected to grow by approximately 8% per year from 2025 through 2035, according to BNEF. In 2017, Sweden passed a climate policy framework that targeted a 70% reduction of emissions from domestic transport between 2010 and 2030 and achieving net zero nationally by 2045. As such, in Sweden, renewable generation is expected to continue to grow through 2030, supported by these long-term targets and broader electrification trends, although the pace and timing of such growth may vary depending on policy implementation, permitting, grid capacity, and market conditions.

In 2024, Italy implemented the Transitional FER X Decree, which aims to promote the construction of plants powered by renewable energy sources, as well as the MACSE Decree which aims to enhance the country’s energy storage capacity. These regulatory measures are aligned with Italy’s decarbonization objectives, including goals of a 40% share of renewable energy in total energy consumption and 65% of electricity production from renewables by 2030, according to the country’s revised National Energy and Climate Plan.

Further accelerating the European transition to renewable energy generation, the REPowerEU proposal, which was introduced in response to the 2022 Russian invasion of Ukraine, presents an ambitious plan to rapidly reduce dependence on Russian fossil fuels through energy savings, a diversification of energy supplies and an accelerated rollout of renewables. The plan envisions half of pre-war Russian gas imports to Europe being decarbonized by renewables and renewable and low carbon gas, called green gas, driven by a near doubling of wind and solar capacity, representing an expected approximate 13% CAGR from 2025-2030 according to BNEF and an approximate 41% uplift on prior targets.

The attractiveness of renewable energy in Europe on an LCOE basis has continued to improve not only due to reductions in the cost of utility-scale solar energy and wind energy projects but also due to regulatory mechanisms within the European Union such as the European Union Emissions Trading System (“ETS”). The ETS imposes a regulatory cap on corporate emissions and requires corporations that use fossil fuels to purchase carbon credits to offset the carbon footprint of the fossil fuel-generated electricity. This increases the all-in cost of fossil fuel generation and, in turn, improves the competitiveness of renewable energy sources. During the fourth quarter of 2025, the carbon price per ton (t CO2) ranged between 75-90 EUR. Assuming approximately 3.9 MWh per 1 ton of carbon dioxide, the cost per MWh imposed by the ETS was approximately 19-23 EUR, increasing the all-in cost of fossil fuel generation and relative LCOE of fossil fuel generation. As a result, corporations are incentivized to enter into long duration PPAs in order to secure sufficient renewably sourced electricity. In May 2023, revisions to the EU ETS were published in the Official Journal of the European Union, which increases the rate of reduction of the total cap on emissions allowances, thereby reducing total permitted in-scope emissions on an annual basis. There are also two one-off “rebasings” of the cap, meaning a reduction in the cap of 90 million allowances in 2024 and an additional 27 million allowances in 2026. In addition, in May 2023, the European Union also adopted the Carbon Border Adjustment Mechanism, of which electricity is an in-scope sector. From 2026, importers of electricity will be required to pay an annual levy based on the embedded emissions of their imported electricity. The EU ETS and CBAM reforms form part of a broader set of measures under the “Fit for 55” package, including the extension of emissions trading to additional sectors and the gradual phaseout of free allocation, which may further affect carbon pricing and market dynamics.

Evolution of carbon pricing

___________________________
Source: Bloomberg

Overview of the Israeli renewable energy industry

Israel’s electric grid is not connected to any of the networks of its neighboring countries, requiring the country to be entirely energy self-sufficient. Moreover, the market is characterized by increasing electricity demand. Thus, in the Electricity Sector Report published by the EA in September 2025, it was noted that the growth in market demand for electricity increased by approximately 4.4% in 2024, when in 2023 it was only 1.3%, and is expected to increase by approximately 2.6% per annum between the years 2025-2030. The IEC and Noga, the electricity system manager in Israel, also anticipate an average annual increase of 3% in peak demand for electricity from 2021 to 2050 in its business-as-usual forecast, driven by a fast-growing population and robust economic growth.

The need to be self-sufficient while also accommodating growing electricity demand, together with strong international obligations to mitigate global warming, has led the Israeli government to undertake significant reforms to the local electricity sector. For example, in June 2018, the Israeli government approved a comprehensive structural reform of the electricity sector, with a focus on increasing competition in the electricity generation market. In addition, the Israeli government has focused on diversifying the country’s energy mix through increased penetration of renewable energy. The Israeli government has set formal additional renewable energy generation targets of 30% of total energy generation by 2030. In addition, the EA published a public hearing suggesting a target of 35% renewable energy generation in 2035.

For more information, see “—Energy Regulation—Israel” and “—Environmental, Health and Safety—Israel.”

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

There was a recent dispute regarding how to calculate the 80MW maximum “power production capacity” for QFs under PURPA. Historically, FERC has applied a “send-out” (net AC) approach that looks to the maximum power a facility can deliver to the grid at any moment, rather than the gross DC nameplate capability of subcomponents of a facility. On appeal from a 2021 FERC order, the U.S. Court of Appeals for the D.C. Circuit upheld FERC’s approach to calculating capacity for PURPA eligibility, relying on Chevron deference, whereby courts may defer to an administrative agency’s reasonable statutory interpretation. In June 2024, the U.S. Supreme Court overturned the Chevron deference doctrine in Loper Bright, and remanded related cases to the courts of appeals for review without Chevron deference. On remand in September 2025, the D.C. Circuit upheld FERC’s send-out approach to determining the 80 MW cap for QF eligibility under PURPA, thereby leaving in place FERC’s historical governing interpretation of PURPA.

A renewable generation developer seeking to obtain QF status for a project must file a self-certification or apply for FERC certification, and keep the same up to date at FERC. Renewable generation companies similarly may file to self-certify EWG status with FERC.

To maintain EWG status, renewable generation companies are restricted to wholesale sales and, therefore, cannot take advantage of retail sale opportunities, including in jurisdictions that have approved retail direct access. Also, a renewable generation company generally cannot sell directly to retail consumers without becoming a regulated public utility under applicable state law. Renewable generation companies’ rates for wholesale power sales are subject to FERC regulation under Section 205 of the FPA and they must obtain FERC authorization for such wholesale power, capacity and ancillary services sales before making such sales (including for the generation of test energy). As a result, a renewable generation company typically seeks FERC authorization under FPA section 205 for authority to make wholesale sales at market-based rates. For FERC to grant market-based rate authority, the applicant and its affiliates (as defined in FERC’s rules and regulations), if any, must demonstrate a lack of horizontal market power (electric generation) and vertical market power (transmission and other barriers to market entry) in the relevant power markets, and have satisfied restrictions on affiliate abuses contained in FERC regulations. The owners of certain QFs (generally larger than 20 MWs) may also be required to obtain market-based rate authority from FERC. Additionally, provided that the purchasing electric utility has not been relieved from its mandatory purchase obligation, PURPA and FERC’s regulations obligate electric utilities to purchase energy and capacity from QF at either the electric utility’s avoided cost or a negotiated rate. FERC’s regulations under PURPA allow FERC, upon request of a utility, to terminate a utility’s obligation to purchase energy from certain QFs upon a finding that QFs have nondiscriminatory access to: (i) independently administered, auction-based day ahead and real time markets for electric energy and wholesale markets for long-term sales of capacity and electric energy; (ii) transmission and interconnection services provided by a FERC-approved regional transmission entity and administered under an open-access transmission tariff that affords nondiscriminatory treatment to all customers, and competitive wholesale markets that provide a meaningful opportunity to sell capacity, including long-term and short-term sales, and electric energy, including long-term, short-term, and real-time sales, to buyers other than the utility to which the QF is interconnected; or (iii) wholesale markets for the sale of capacity and electric energy that are at a minimum of comparable competitive quality as markets described in (i) and (ii) above. FERC regulations protect a QF’s rights under any contract or obligation involving purchases or sales that are entered into before FERC has determined that the contracting utility is entitled to relief from the mandatory purchase obligation. FERC has granted the requests of certain investor-owned utilities for a waiver of the mandatory purchase obligation for QFs larger than 20 MW in size. In addition, FERC subsequently amended its PURPA regulations to reduce the rebuttable presumption that small power production facilities in organized markets have nondiscriminatory access to markets from 20MW to 5MW. Entities that hold market-based rate authority are subject to certain other filing and reporting obligations at FERC.

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

FERC has also issued Order No. 841, which requires all Regional Transmission Organizations (“RTOs”) and ISOs to remove barriers preventing energy storage resources, including battery systems paired with renewables, from fully participating in wholesale capacity, energy, and ancillary service markets.

FERC has also determined that the growing practice of colocating large loads – especially AI driven data centers – with generating facilities raises significant questions about interconnection procedures, transmission service, cost responsibility, and reliability. For example, FERC directed PJM to develop defined, standardized transmission service options and clearer pathways for serving colocated loads, and more broadly is separately considering in an Advance Notice of Proposed Rulemaking how large loads greater than 20 MW and hybrid facilities (co-located load/generation) interconnect to the grid, potentially introducing standardized studies and cost-allocation rules.

Reliability compliance

Depending on the size and voltage of interconnection, renewable facilities may be required to register with The North American Electric Reliability Corporation (“NERC”) as Generator Owner/Generator Operator and comply with applicable reliability standards.

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

Federal tax incentives

Renewable energy projects in the United States currently benefit from various federal tax incentives, the most significant of which is the Inflation Reduction Act of 2022, as amended by the OBBBA. Under the Inflation Reduction Act, renewable energy projects in the United States that meet certain criteria are eligible to claim Production Tax Credits (“PTCs”) for the 10-year period beginning on the date the project is placed in service for U.S. federal income tax purposes equal to a specified dollar amount per kilowatt-hour of electricity generated by the project and sold to an unrelated party. Another option is for a renewable energy projects meeting the applicable requirements to claim a one-time Investment Tax Credits (“ITC”) equal to a specified percentage of the project’s eligible costs. Energy storage projects are not eligible to claim PTC, but are eligible to claim ITC. The PTC and ITCs may qualify for bonus tax credits (commonly known as “adders”), which are available to projects that satisfy certain domestic content requirements for equipment or are situated within an area that qualifies as an energy community

The OBBBA, among other things, modified tax legislation affecting taxpayers’ ability to claim certain federal tax incentives related to the construction and operation of renewable energy projects. Under the OBBBA, solar and wind projects are able to qualify for PTCs and ITCs if they are placed in service by December 31, 2027, or have begun construction for U.S. federal income tax purposes before July 4, 2026 and are placed in service within four calendar years following the year construction began on the project. Energy storage projects are eligible for tax credits for projects that begin construction prior to January 1, 2034 and are placed in service within four calendar years following the year construction began on the project.

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

To gain access to markets, renewable generation developers must generally apply for interconnect either with (i) the distribution system of the utility, or (ii) the transmission system of the transmission provider. Under Swedish law, grid operators are required to provide non‑discriminatory and objective access to the grid on reasonable terms. However, grid connection is subject to technical feasibility, available capacity and system security requirements, and the specific terms are implemented through connection agreements.

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

The sale of electricity generated from renewable energy sources may be carried out either (i) on the Hungarian Power Exchange, (i.e., the organized Hungarian power market) or (ii) through PPAs with offtakers. Renewable energy producers may benefit from (i) a premium-based support scheme for electricity generated from renewable energy sources by participating in a tender process or (ii) the trading of green certificates. For details regarding the Hungarian government’s decree regarding indexation to inflation, see Item 3.D. “Risk Factors—Risks Related to Government Regulation—Government interventions in response to high energy prices may negatively impact total revenues and income or increase our tax burden.”

Israel

Introduction

Our operations in Israel fall under two different types of regulation:

(1) a license regime for any power plant over 16 MW by law (in practice, increased to 20.52 MW by EA regulation) that is mostly affected by government resolutions, the Ministry of Energy and Infrastructure (the “Ministry of Energy”) and the EA In addition, setting up generation facilities usually requires us to obtain permits from municipal authorities, zoning and planning committees and the Israel Land Administration.

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

(2) a license free regime allowing any power plant under 16 MW by law (in practice, increased to 20.52 MW by EA regulation) to connect to the grid subject to adherence to certain terms and conditions.

In recent years, changes in Israeli regulations have been favorable to us, as such regulations were primarily designed to encourage transition to renewable energy. The Israeli government and the EA have taken regulatory measures that are intended to open the Israeli electricity market to competition, to support private electricity producers other than the government-owned IEC, and to make it easier for such private electricity producers to connect their generation facilities to the Israeli power grid. These regulatory measures include caps and goals for the production of electricity from renewable sources, rates (often referred to as ‘tariffs’) that will be paid to private electricity producers and the conditions that private electricity producers must satisfy in order to set up electricity generation facilities. Most of our facilities are license-free power plants, mainly photovoltaic cells, and energy storage facilities, both integrated with PV and stand-alone.

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

Under the newly de-regulated electricity market which was launched on January 1, 2024, our newly signed corporate PPAs require us to provide power pursuant to each individual customer’s demand profile. This requires us to purchase electricity from the grid or discharge power from our batteries in order to meet customer demands during times that our projects are not generating electricity, such as at night or on cloudy days for our solar energy projects.

In May 2025, further market deregulation authorized direct sales of storage capacity and availability to virtual suppliers starting January 1, 2026. An additional quota of 2.6 GW of solar and storage availability capacity was allocated for this commercial segment.

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

Additionally, the EA has done changes and revised the calculation methodology of the production tariff (currently based on the IEC’s production costs), which would impact companies in the sector. Nevertheless, as mentioned above, most of the Company’s power plants operate under predetermined tariff agreements, which are intended to mitigate adverse effects from these potential changes.

In January 2026, the EA published a public hearing regarding the supply of ancillary services, that can be provided by energy storage facilities and facilities that combine energy storage with solar energy. These ancillary services will be supplied to the system operator for frequency‑stabilization purposes. Finally, various zoning plans provide principals and set guidelines for the energy production market over the next few years and implement prior government resolutions on the preservation of spaces for planned solar energy facilities and wind turbines.

Other licensing and permitting

Renewable energy projects and data centers are also subject to multiple licenses and permits depending on the characteristics of the project, including the requirement to obtain a business license, a toxins permit, an emission permit and a discharge permit, each as required under different provisions of Israeli law. On September 1, 2024, the Environmental Protection Law (Streamlining Environmental Licensing Procedures) (Legislative Amendments) came into effect (“Integrated Licensing Law”), constituting a significant reform in the environmental licensing processes of businesses operating in Israel. The purpose of the Integrated Licensing Law is to simplify and unify licensing procedures, as well as to significantly reduce the regulatory burden. The Integrated Licensing Law unifies licensing procedures based on the regulatory principles in the European Union, allowing in appropriate cases for a unified environmental permit to be granted, which may replace a business’s emissions permit, toxins permit and conditions imposed by the Ministry of Environmental Protection for the business’s business license or replace two of the three if only two are required for its activity. The conditions in the unified permit will include only aspects that are currently regulated under the aforementioned laws or under the Business Licensing Law, 1968. Although the Integrated Licensing Law is already in force, many of its provisions will become effective only starting in 2027.

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

While certain key components of that reform have been completed, others are expected to be implemented over the next few years. These include, among others:

Agri-Solar

In February 2026, the Israeli government approved a national outline plan for the promotion and construction of agri-solar facilities, which are photovoltaic generation systems installed on agricultural land while maintaining agricultural productivity. This plan regulates the planning and agricultural aspects of agri-solar facilities. Agri-solar generation plants may also be integrated with energy storage systems. This regulatory change opens a new field for potential growth, particularly in light of the projected surplus electricity generation from renewable energy facilities during peak production hours and the necessity to shift this production to meet early evening consumption demands.

Energy Security

Approximately half of Israel’s electricity supply is generated by coal- and gas-powered plants at 10 sites. In any escalation of hostilities with Hamas and the ongoing conflict with Iran, Hezbollah and other regional actors or states, targeting of these locations with precision weapons could critically damage energy production sources, highlighting the need for distribution of energy generation resources. This entails creating a decentralized and dispersed network that in case of damage to a specific portion, would not cause widespread blackouts or harm to the economy. The State of Israel may incentivize the establishment of renewable energy as a tool to address energy security threats.

Storage Market

In Israel, 92% of renewable energy production comes from solar sources, and 85% percent of this volume was generated through photovoltaic plants.

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

In this context, the Electricity Authority published a tender for high-voltage storage facilities in November 2023. In February 2025, the Authority selected 11 winning bids, including our proposal to construct two high-voltage stand-alone storage facilities with a combined capacity of 1,350 MWh. The projects are in the process of final development and construction and are expected to reach COD during the second half of 2028.

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

In accordance with the policy of the Ministry of Energy and the Israeli government, the EA has taken several important steps in recent years to promote the construction of solar energy facilities, energy storage facilities and electric vehicle charging stations. Most importantly, since 2017, PV facilities have been built as part of the arrangement regarding competitive processes over electricity tariffs, according to which the EA publishes, from time to time, tenders in respect of quotas for the construction of ultra-high, high and low voltage PV facilities (including minimum quotas and retaining the right to expand them). As a result, the EA from time to time publishes quotas for renewable energy producers in Israel, and publishes competitive bidding tender processes for the installation of PV facilities.

At times, the EA has extended deadlines for numerous competitive bidding processes and various regulations it had previously published, most recently due to military conflicts Israel has been involved in since October 2023. Notably, during 2023-2024, the EA issued several resolutions extending deadlines for establishing renewable energy generation facilities within the framework of competitive bidding procedures and EA regulations. These extensions were implemented in response to delays in grid development and the challenging circumstances resulting from the ongoing war.

In the last few years, the EA aimed to achieve an independent electricity market allowing electricity trade between private producers and electricity distributors. The EA is considering widening the market to very high voltage producers (above 16 MW by law, or in practice, increased to 20.52 MW by EA regulation) under a different regime of trade (trade in supply availability and not in energy).

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

In 2023, the EA determined that all future wind farms will be exempt from licensing requirements, as their connection to the grid will be implemented through clusters of wind turbines, each under 16MW capacity (by law, or in practice, increased to 20.52 MW by EA regulation). The economic implication of this decision could be significant since any new wind farm will operate under the electricity market regime rather than under a regulated tariff structure.

Transfer of rights in PV facilities

Any change of control in an electricity production facility that received a production license from the EA is subject to the approval of the EA. Therefore, in the event we execute a n agreement to acquire or sell an Israeli PV plant that holds such license, such acquisition or sale will be conditioned upon receipt of such approval and amendment of the relevant license.

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

In the U.S., efforts to regulate emissions of greenhouse gas (“GHGs”), including methane and carbon dioxide, byproducts of burning fossil fuels have resulted in a patchwork of evolving federal and state laws and regulations at varying stages of consideration, adoption and implementation. Although the Inflation Reduction Act, enacted in August 2022, appropriated significant federal funding for renewable energy initiatives, imposed a fee on methane emissions from certain facilities and modified and expanded renewable energy tax credit programs, only July 4, 2025, the OBBBA was enacted which paused the methane fee for 10 years and significantly restricts renewable energy tax credit programs. For more information, see Item 3.D. “Risk Factors—Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.” The current administration has also reduced funding for renewable energy initiatives. In addition, the current administration has taken steps to reverse efforts to other policies aimed at reducing the GHG emissions, including issuing an executive order withdrawing the United States from the Paris Agreement as well as efforts steps by EPA to roll back regulation of GHG emissions under the Clean Air Act.

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

Israel

Climate change policy and regulation

As the climate crisis becomes increasingly severe, Israel is accelerating its greenhouse emission reduction goals. As part of its commitment to the global effort, the government of Israel resolved in July 2021 to reduce GHG emissions by at least 85% by 2050 compared to the 2015 baseline. The resolution also sets an intermediate target to reduce such emissions by 27% by 2030 compared to the 2015 baseline. One of the central components of Israel’s climate strategy is a transition to an economy based on electricity production from renewable sources. While such government resolutions are reflected in a National Climate Bill, such bill has not yet been enacted into law.

In addition, as part of Israel’s national climate policy, the Israeli government in October 2020 set targets to increase the share of electricity generated from renewable energy sources (solar, wind, water and others) to 20% by December 31, 2025, and to 30% by December 31, 2030. In October 2021, the Ministry of Energy published a roadmap to reduce carbon emissions by 80% in the energy sector by 2050 compared to the 2015 reference year. In addition, the roadmap targets a 1.3% annual improvement in energy efficiency and a cessation of the use of coal by 2030 for the production of electricity. The roadmap includes supplemental objectives to help achieve the principal targets, and the EA subsequently published additional guidance on achieving these goals. In May 2022, the Ministry of Energy and the EA published operational plans for achieving the above-mentioned national goals. In January 2025, the Ministry of Energy released an updated roadmap, according to which over 88% of the measures outlined in the original 2022 roadmap have been implemented or are in the process of implementation. By 2030, the updated roadmap predicts that photovoltaic solar installations will reach approximately 15,987 MW of installed capacity, making up the vast majority of Israel’s renewable energy mix. The updated roadmap also addresses key implementation challenges for solar deployment, particularly noting the need to increase installation rates from the current average of 1,000 MW per year to approximately 1,400 MW annually - a 40% increase. Additionally, the updated roadmap highlights initiatives to promote solar energy, including the “KVA 15” green track program for expedited approval of solar installations and the innovative “Thousand Solar Roofs” program targeting the installation of solar systems on public buildings. The next update to the roadmap is expected to be developed as part of a comprehensive strategic plan for renewable energy for 2035, the work on which commenced in January 2025. At an October 2025 discussion in the Economics Committee of the Knesset, the parliament of the State of Israel, the Minister of Energy described the current status of Israel’s renewable energy sector, which produces approximately 14.7% of total electricity generation as of the end of 2024. The Minister further updated that an installed capacity of approximately 7,500 megawatts out of the total expected capacity of 16,000 megawatts will be required by 2030, and that the government is working toward updating an ambitious national target for renewable energy in the range of 35% to 45% of total electricity generation by 2035. On January 20, 2026, the EA published for public comment a comprehensive report with a principal recommendation to increase the renewable energy target to 35% by 2035, replacing the previous target of 30% by 2030. The revised target reflects a balance between the need to reduce emissions and address the climate crisis, and the need to set an achievable goal that takes into account Israel’s unique challenges.

On February 9, 2025, the Ministry of Energy and the EA published a strategic roadmap for achieving net-zero emissions of GHG in the energy sector by 2050. The roadmap outlines three potential scenarios, all of which feature solar energy as a significant component, comprising between 45% and 64% of Israel’s future energy mix. The plan emphasizes the importance of developing renewable energy and storage facilities in a distributed manner to ensure energy supply continuity. Solar energy, combined with storage solutions, is expected to play a central role, with electricity demand projected to increase more than threefold by 2050 to approximately 220 TWh annually. The strategy particularly emphasizes the need for increased storage capacity both co-located with solar facilities and as standalone projects to manage the intermittent nature of renewable energy sources. In July 2024, the Ministry of Energy published a white paper addressing underground space utilization for energy storage applications. The framework identifies significant geological potential in Israel for various energy storage solutions, including underground compressed air energy storage systems and potential integration with renewable energy projects. The document emphasizes the need for a comprehensive regulatory framework to govern underground storage facilities, both as standalone projects and in conjunction with renewable energy installations, while establishing clear guidelines for environmental protection and safety standards. The Ministry of Energy recommends developing supporting policies and financial mechanisms, including subsidies and grants, to encourage the development of these storage technologies, which are considered crucial for managing the increasing integration of renewable energy into Israel’s electricity grid.

In July 2024 the Israeli Ministry of Environmental Protection published the Israeli Taxonomy for Classifying Sustainable Economic Activities, focusing on mitigating GHG emissions. The taxonomy provides a voluntary framework for classifying economic activities based on their environmental impact, closely mirroring the EU taxonomy. It assesses activities according to their impact on six environmental and climate change goals and includes technical screening criteria for significant contributions to climate mitigation and “Do No Harm” criteria for five other climate and environmental objectives. The taxonomy includes several energy-related economic activities, including electricity generation using PV solar technology, electricity generation using concentrated solar power energy, or CSP, technology, electricity generation from wind power, electricity storage, and thermal energy storage.

In September 2024, the Knesset approved a mechanism for the taxation of GHG and local pollutant emissions (“Carbon Tax”), which became effective on January 1, 2025. The Carbon Tax will implement a gradual increase in fuel tax and purchase tax rates by fuel type from 2025, through early 2030, when the tax rates are intended to fully internalize the external cost resulting from fuel consumption. In connection with this tax mechanism, the Ministry of Economy and Industry published Director General Directive 4.79, and Director General Directive 4.80 establishing grants programs to support industrial adaptation to the Carbon Tax, by providing financial support to eligible industrial plants from January 1, 2025, through December 31, 2030.

Land use requirements

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
A proposed change to December 2010 national zoning plan would allow the approval of permits for PV facilities with dual use (including water reservoirs and fish pools), and should also allow the construction of energy storage facilities in the areas of plans which do not include building rights for their construction.

As part of a reform of the Israeli electricity sector launched in 2018, the EA published a decision in September 2022 that regulates the activity of private electricity production facilities, including wind and solar, and their ability to sell electricity directly to suppliers. The deregulatory decision aims to reduce the centralization of the Israeli electricity sector and open the supply market for the entry of private companies in addition to the IEC, which currently dominates the supply market. Accordingly, since July 2024, consumers can purchase electricity directly from private electricity producers, and as of January 2026, 279,500 consumers, which represent more than a million Israeli citizens, have switched to private suppliers. In January 2026, the EA published a list of companies that won the first tender for private suppliers, aimed at increasing the overall electricity supply by approximately 520 megawatts. An additional tender is expected to be published in 2026 with a quota of up to another 500 megawatts.

In June 2025, the Minister of the Interior signed binding regulations requiring the installation of solar energy generation systems on certain rooftops. The regulations implement Government Resolution No. 175 of February 24, 2023, and a 2024 decision of the National Planning and Building Council.

In February 2025, the Ministry of Energy published a draft regarding the “100,000 Solar Roofs” program, which aims to add solar panels to roofs of 100,000 residential buildings by 2030. This initiative is expected to add 1.6 GW to Israel’s solar energy capacity and help meet the national target of 30% renewable energy by 2030. The program includes a comprehensive package of incentives, including new tariff structures that will shorten the investment payback period to just five years, tax benefits, regulatory easements for connecting to the electricity grid and subsidized loans for apartment building committees. Since the launch of the program, the number of solar systems installed on residential rooftops across the country has increased by approximately 40%.

In November 2023, the Israeli government approved a national outline plan for energy storage. This plan regulates planning procedures and the issuance of building permits, allowing the construction of storage facilities with a wide range of power capabilities and in different locations within Israel, which will also provide backup for power generation facilities.

In February 2026, the Israeli government approved a national outline plan for the promotion and construction of agri-solar facilities. This plan regulates the planning and agricultural aspects of agri-solar facilities.

In February 2026, the Government of Israel approved a proposal by the Minister of Energy to authorize the Company to prepare plans for national infrastructure for large-scale agrivoltaics projects, and to submit such plans to the National Infrastructure Committee. From time to time, the Ministry grants similar approvals to various entities, and in February 2026, the Company received such approval.

In February 2026, the Israeli government approved a resolution aimed at accelerating the development of data centers and server farms. Under the decision, data centers will be recognized as national infrastructure projects and will be eligible for fast-track planning procedures through the National Infrastructure Committee (VATAL). The resolution includes amendments to planning and construction legislation intended to significantly shorten permitting timelines and remove regulatory barriers.

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

Employees and human capital management

As of February 16, 2026, we had 406 full-time employees. None of our employees currently are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good. We focus on attracting, developing and retaining a team of highly talented and motivated employees. We regularly conduct assessments of our compensation and benefit practices and pay levels to help ensure that staff members are compensated fairly and competitively. Employee performance is measured in part based on goals that are aligned with our annual objectives, and we recognize that our success is based on the talents and dedication of those we employ. To help our employees succeed in their roles, we emphasize continuous training and development opportunities.

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

In November 2024, one of our subsidiaries commenced two actions in the U.S. against a supplier of battery storage products and its guarantor, based on a breach of contract. Under these cases the subsidiary claimed damages of approximately $35.8 million, plus fees and interest. The supplier filed counter claims for an amount of approximately $67.3 million. The claims were arbitrated by the American Arbitration Association, while the New York state action was held in abeyance pending resolution of the arbitration. In late 2025, a final arbitration award was rendered by the arbitration panel in which the claims were resolved in favor of our subsidiary and all counterclaims made by the supplier were dismissed. As part of enforcement and collection efforts on the arbitration award being made under the New York state case, a final settlement was filed with the court and the state action was stayed. Enforcement and collection under the settlement agreement remains on-going.

Except as described above, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of any litigation.

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

Our U.S. headquarters is located in Boise, Idaho, where we occupy an office space totaling approximately 17,289 square feet with a lease beginning on June 30, 2023 and expiring on July 31, 2030.

We also lease office space in Hungary, Croatia and Italy, as well as shared office space in the Golan Heights in Israel.

We believe that these facilities are sufficient to meet our current needs and that suitable additional space will be available as needed to accommodate any foreseeable expansion of our operations.

We lease all of our corporate facilities.

For additional information, see Item 4.B. “Business Overview.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements contained in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements contained in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. Certain information called for by this Item 5, including a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in Part I, Item 5. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 28, 2025.

Overview

We are a global renewable energy platform, founded in 2008, and publicly traded on the TASE since February 2010 and on Nasdaq since February 2023. We develop, finance, construct, own and operate utility-scale renewable energy projects. We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, pursuant to long-term PPAs. Our control over the entire project life cycle, from greenfield development to ownership and operations, enables us to deliver strong project returns and rapid growth. Furthermore, we distinguish ourselves through our diverse global presence and multi-technology capabilities, which allow us to strategically optimize our capital allocation between geographies and renewable technologies.

We have achieved significant growth in recent years. For the years ended December 31, 2024 and 2025, our total revenues and income were $399 million and $582 million, respectively, representing year-over-year growth of 46%. For the years ended December 31, 2024 and 2025, our net profit was $67 million and $161 million, respectively, representing year-over-year growth of 142%. For the years ended December 31, 2024 and 2025, our operating profit was $176 million and $332 million, respectively, representing year-over-year growth of 89%.

Key Milestones

We were founded in Israel in 2008 by our three co-founders, Gilad Yavetz, Zafrir Yoeli and Amit Paz. We began as a company focused on developing small-scale greenfield solar energy projects in Israel and, over the past 18 years, have transformed into a leading global renewables platform focused on delivering utility-scale renewable energy projects. Our transformation has been driven by a tailored strategy of gradual entry into new markets, coupled with a clear focus on execution. Below are some key milestones that we have achieved since our founding:

2008	Our Founding
2009	First project finance closed in Israel for rooftop solar energy project
2010	Listing on the Tel Aviv Stock Exchange
2011	Initiation of onshore wind energy development activities in Israel
2012	First solar energy project in Europe
2013	Onset of construction of Halutzyut, the largest solar energy project in Israel at the time
2014	First wind energy project in Europe
2015	Commercial operation of Halutzyut
2016	Entry into the Balkan wind energy market
2017	Entry into the Hungarian solar energy market
2018	Acquisition of the biggest onshore wind energy project under development in Spain
2019	Entry into the Swedish wind energy market
2020	Acquisition of Björnberget, one of the largest onshore wind energy farms in Europe
2021	Entry into the United States through the Clenera Acquisition
2023	Listing on Nasdaq; first operational project in the United States
2024	Our U.S. project, Atrisco Solar and Storage, became operational
2025	Significant entry into the stand-alone storage market in Europe

Our Business Model

We primarily generate revenue from the sale of electricity produced by our renewable energy facilities, which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 10 to 30 years. The remaining duration of the PPAs of our Operational Projects range from 5 to 25 years as of February 16, 2026. We also sell electricity generated by some of our projects in Sweden, Hungary, and Spain under a Merchant Model. Revenues from our PPAs comprised approximately 75% and 80% of all revenues from the sale of electricity in 2024 and 2025, respectively, while revenues generated from the sale of electricity under a Merchant Model comprised approximately 14% and 10% of all revenues from the sale of electricity in 2024 and 2025. Our revenue from projects outside of the United States represented 98% and 74% of all revenues from the sale of electricity in the year ended December 31, 2024 and 2025, respectively. For more information regarding our other sources of revenues from the sale of electricity, see “—Components of Our Results of Operations—Revenues.”

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Growth in the renewable energy market

The renewable energy market represents one of the largest growth opportunities in the global energy sector. Creating new opportunities across markets and technologies, increasing demand for sustainable energy continues to be driven by global action to combat the climate crisis, the ongoing replacement cycle for aging energy infrastructure, the expanding electrification of the broader economy and the increasing criticality of energy security. In addition, the increased adoption of advanced machine learning technologies such as artificial intelligence is driving greater demand for electricity to power the data centers in which these technologies are run. Given the relative ease and speed of project construction and low energy production costs, renewables are positioned to be one of the principle sources of supply for this new electricity demand.

Power prices across Europe and the United States

Power prices have experienced significant volatility across Europe, largely driven by a significant changes in the price of natural gas. According to Bloomberg, the average power price across Italy, Spain, Hungary and the Nordic markets reached a peak of EUR 404 per MWh in August 2022, post Russia’s invasion of Ukraine. Due to successive warm winters and diversification of sources of gas supply to Europe, power prices have since come down materially, with an average electricity price for the four previously named countries of EUR 85 per MWh in 2025, 102% above the average of EUR 42 per MWh in 2020, and a decline of 79% from the August 2022 peak. Notwithstanding the significant decline since the peak of 2022, we believe that current prices still reflect levels that are favorable for our business. Renewable energy has become a critical source of power for European utilities and large corporations seeking to secure long-term, attractively priced electricity. Price volatility in recent years has also emphasized the need for national energy security for European countries, as well as diversification away from imported fossil fuels, with domestically produced and carbon-free renewable energy providing an ideal way to meet these goals.

Nonetheless, changes in prices had a direct impact on our revenues from the sale of electricity in 2025 for projects that we operate under a Merchant Model in Sweden and Spain. For example, in 2024, we sold electricity in Spain at Project Gecama under a Merchant Model, at an average price (including hedges) of EUR 76.28 per MWh. We also incurred balancing costs of EUR 1.72 per MWh and “generation tax” of EUR 3.27 per MWh, resulting in a net price of 71.28 per MWh. In 2025, we sold electricity in Spain at Project Gecama at an average price (including hedges) of EUR 65.44 per MWh. We also incurred balancing costs of EUR 1.95 per MWh and “generation tax” of EUR 4.61 per MWh, resulting in a net price of EUR 58.88 per MWh, a decrease of 17% compared to last year. This also translated into a negative impact on Gecama’s revenues from the sale of electricity, which decreased by $14 million to $52 million in 2025, a decrease of 21% from 2024.

In the United States, power prices as reflected in PPA offtake contracts continue to rise. According to LevelTen Energy, national PPA prices for solar power have risen to approximately $68 per MWh by the end of 2025, an increase of approximately 99% from the start of 2021. This increase was driven by greater demand for electricity in the country, linked in part to the broader use of electricity in the transport and information technology sectors.

Equipment costs

The declining cost of solar panels, wind turbines, storage batteries, and other raw materials necessary to build renewable energy installations has historically been a key driver in the growth of the renewable energy industry. Following increased prices for these components and their raw materials during 2021-2022 due to COVID-19 and other factors, equipment prices fell significantly during the 2023-2024 period. In 2025, prices for solar panels began to rise, while prices for storage batteries continued to decline. The cost of both panels and batteries still remain very low compared to historical levels. The large majority of projects that Enlight is planning to construct over the next three years are focused on solar and battery storage technologies in the United States and Europe, and therefore our exposure to the price of wind turbines and accompanying raw materials is expected to be minimal.

U.S. solar panel prices are currently in the range of $0.30-$0.34 per watt, an increase of approximately 19% from the start of 2025. European solar panel prices are currently in the range of $0.12-$0.15 per watt, an increase of approximately 50% from the start of 2025. U.S. storage battery prices are currently in the range of $150 per KWh, a decline of approximately 3% from the start of 2025. European storage battery prices are currently in the range of $94 per KWh, a decline of approximately 28% from the start of 2025. These change in prices have been driven by a number of factors. For solar panels, these include higher costs of inputs used in the production of silicon substrate, and a push for higher profitability amongst Chinese producers. For storage batteries, these include high competition and excess production capacity amongst Chinese producers. In addition, Chinese export prices for both types of equipment are likely to rise due to upcoming changes in Chinese VAT rebate rules, while U.S. trade tariffs and restrictions have increased landed prices for both types of equipment in the U.S. The underlying raw materials used in the manufacture of solar panels and batteries are polysilicon (used in solar panels) and lithium (used in batteries). Prices for these commodities rose by 44% and 18% respectively during 2025, according to Bloomberg. Nonetheless, they are still respectively 74% and 87% lower than at the end of 2022.

During 2025, costs of certain equipment and components required for our U.S. projects rose due to trade tariffs and restrictions on imported, leading us to purchase more equipment manufactured domestically in the United States. The change in the sources of procurement caused projects costs in certain cases to increase accordingly.

Major equipment malfunctions leading to longer ramp-up times or project shutdowns

Quality issues with project equipment or longer than expected times for the completion of equipment repairs may result in delays to the commissioning of projects, longer project ramp up times, or suboptimal performance of projects once they become operational. Our supply contracts provide us with compensation in the event our assets perform at availability levels below the contractual guarantee. For the year ending December 31, 2025, we recognized a total of $15 million in compensation in the form of liquidated damages (also known as LDs) linked to inadequate performance of equipment that had been supplied. For more information, see Item 3.D. “Risk Factors—Risks related to development and construction of our renewable energy projects—Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs and delays could adversely affect our financial performance.”

In November 2024, one of the blades in a wind turbine generator at our Björnberget wind farm in Sweden failed, which led to a temporary shutdown of the wind farm. In early January 2025, another blade failure occurred with a different wind turbine generator at Björnberget. This event led to a renewed shutdown of the remaining 49 turbines with the same blade manufacturer for three weeks and triggered an expanded investigation. As part of this process, a revised and comprehensive inspection and repair program was implemented, addressing additional contributing defects identified during the investigation. Operations gradually resumed following comprehensive safety inspections by the supplier of the turbine blades. Repairs of the wind turbines have taken longer than expected. As a result, Björnberget experienced a 56% rate of availability for the full year 2025, lower than the 96% expected contractual level of operational performance. As of the date of this Annual Report, 58 turbines out of 60 are operational.

We pursued all necessary actions to bring our Björnberget wind farm to full operation, including urging the supplier of the wind turbine generators to carry out necessary remedial work. Based on the advice from our external legal counsel, the Company expects that it may, among other things, obtain compensation for any and all costs, expenses and losses (including lost profits) incurred as a result of the defects in the wind turbine blades and the related downtime period during which the wind turbine generators were not operational. Out of the entire compensation due to the Company, $12.5 million has been recovered from Siemens Gamesa during 2025 in the form of recognized non-disputed liquidated damages.

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

Our future growth also depends on our ability to raise capital at an attractive cost and in a timely manner. High interest rates across our markets have a minimal impact on our outstanding debt, since 91% of our long-term consolidated indebtedness net of deferred financing costs as of December 31, 2025 was locked in at a fixed-rate. Our exposure to high interest rates relates primarily to either financing projects under construction whereby the base rate is set at each date the facility is drawn, as well as projects under development for which PPAs have been signed but financing has not yet been arranged. If we incur delays in raising capital from external sources, we may have to invest more of our own equity in our projects than originally planned or find other ways to finance capital expenditures in advance of financial close. For example, during 2025 we invested $17 million of excess equity in project Snowflake and $15 million of excess equity in project Country Acres, both now under construction in the U.S. In order to be prepared for the possible need to invest excess equity in projects under construction or nearing construction, the Company maintains $525 million of credit facilities of which $162 million had been drawn as of the balance sheet date, that can be used to meet peak equity requirements until permanent financing is arranged. This provides additional flexibility to help the Company deliver on its project portfolio.

In addition, the Company intends to pursue sales of portions of the projects it owns, which may include operational projects or those currently under construction or pre-construction, or in our Development or Advanced Development portfolios. Enlight intends to sell minority stakes in certain of its projects, however this proportion may increase up to full disposal should the asset be deemed non-core to our operations. For example, in January 2025, we signed an agreement with Harel and Amitim, two Israeli institutional investors, for the sale of 44% of the Sunlight Cluster of renewable energy projects in Israel for $52 million (including $4 million of deferred payments). The Sunlight Cluster consisted of operational and pre-construction projects totaling 69 MW of solar generation and 448 MWh of energy storage capacity. Harel and Amitim acquired 44% of the limited partner rights in the partnership and assumed a proportionate amount of related shareholder loans. A wholly owned subsidiary of the Company will act as the general partner in the partnership.

Government regulations and incentives

Our strategy to grow our business through the development of renewable energy projects could be affected by certain government policies and regulations. Renewable energy projects currently benefit from various governmental incentives. These policies have had a significant positive effect on the development of renewable energy projects and the renewable energy industry in general, but such policies could change at any time. These incentives provide tax credits and accelerated depreciation for a significant portion of the development costs, or increase demand by mandating increasing levels of renewable energy generation. Any loss or reduction of such incentives and other programs could result in higher operating costs, while the utilization of such incentives and other programs can help reduce certain operating costs, primarily our cost of capital. For additional information regarding government regulations and incentives, see Item 3.D. “Risk Factors—Risks Related to Government Regulation” and Item 4.B. “Business Overview—Energy Regulation.”

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

Components of Our Results of Operations

Revenues

We primarily generate revenue from the sale of electricity produced by our renewable energy facilities which we sell to local electricity authorities, utilities and corporations pursuant to long-term PPAs, with terms ranging from 5 to 25 years. In Israel, we operate an electricity supplier business, which purchases electricity from our own plants as well as from the national grid, and resells this power to commercial customers for an additional margin.

We sell electricity produced by project Gecama under the Merchant Model and manage our exposure to Merchant Risk through hedging agreements. In 2025 we hedged 60% of production at an average price of EUR 65 per MWh. Portions of the electricity generated at projects in Sweden, Hungary, and Serbia are also sold under the Merchant Model.

Additionally, we generate revenue from the sale of green certificates, as well as from asset management, development services, and construction services that we provide to projects owned by us and third parties. For services provided to projects we own, revenues are eliminated upon consolidation. Revenues in respect to these activities are recognized upon provision of the services over the term of the arrangement. Services provided to third parties largely comprise development services provided by Clenera to Parasol with respect to the Parasol projects that we did not acquire in the Clenera Acquisition. The Company no longer provides services to third parties in the U.S., and has terminated development services to Parasol. For more information on the Clenera Acquisition, see Note 8A(1) to our consolidated financial statements included elsewhere in this Annual Report.

We expect our total revenues and income to increase as we (i) convert our projects under construction, our projects in pre-construction, our contracted projects, our Advanced Development projects and our Development projects into Operational projects, and (ii) benefit from inflation-linked price provisions contained in certain of our offtake contracts for our Operational projects.

Monetization of Tax Benefits

The monetization of ITCs or PTCs is typically achieved through one of two mechanisms: the first relates to a tax equity partnership structure, and the second involves the direct sale of ITCs or PTCs to third parties. Pursuant to the OBBBA, restrictions were placed on taxpayers’ ability to claim certain federal tax incentives related to the construction and operation of renewable energy projects. For more information on the impact of OBBBA in this regard, see Item 4.B. “Business Overview—Energy Regulation—Federal tax incentives.” In a typical structure, the tax equity partner contributes cash to the project in two phases. The first contribution is upon mechanical completion of the project, i.e, when the majority of the project’s mechanical equipment is installed. The second contribution usually occurs at substantial completion of the project, i.e., when commissioning and other functional testing of the project is complete. In addition, the tax equity partnership structure usually grants the partner an entitlement to a portion of the project’s depreciation tax benefits. In a direct sale mechanism, the project sells the tax credits for cash.

Operating expenses

Cost of sales

Our cost of sales for total revenues and income or from the operation of renewable energy facilities includes expenses associated with the ongoing operations of our projects such as project site maintenance, municipal taxes, rent and insurance. In addition, we purchase power from the Israeli grid to support the commercial reselling activities of our power supplier business. Cost of sales that are incurred in connection with our construction and development services and project management services consist of employee compensation, including share-based compensation, and related human capital expenses associated with the management of our operational projects around the world.

We anticipate that, in the near term, our absolute cost of sales will continue to increase as we increase the number of Operational Projects but, on a relative basis, we expect that our cost of sales to total revenues and income ratio will not change materially.

Depreciation and amortization

Depreciation and amortization expense primarily reflects depreciation of our projects over their estimated useful lives. For more information on how we depreciate and amortize our assets, see Notes 2(D)(3) and 2(G) to our consolidated financial statements included elsewhere in this Annual Report.

General and administrative expenses

General and administrative expenses consist primarily of employee compensation, including share-based compensation and directly attributable or allocated corporate costs including, legal, accounting, treasury and information technology expenses, office expenses, professional fees, and other corporate services costs. We expect that in the near term our general and administration expenses will continue to increase in absolute numbers as we grow our team but we expect that over the mid-term it will decrease as a percentage of total revenues and income as more projects become operational.

Development expenses

Development expenses consist of expenses related to our business development activities including project sourcing and submission to tenders, costs incurred for the development of our project pipeline, such as allocated employee compensation, including share-based compensation, third-party development spend including interconnection and transmission studies, surveying and project diligence costs, and regulatory compliance studies. We expense development costs for a project as long as we estimate that the realization of such project is improbable. Once we believe it is probable that the relevant project will be materialized, development costs incurred for such project are capitalized. Should the realization of the project become improbable, the capitalized amounts are deducted through development expenses. As we continue to expand our pipeline of early-stage Development projects, we expect our development expenses to continue its increase in absolute numbers but decrease as a percentage of total revenues and income as more projects become operational.

Gains from projects disposals

With respect to gains (losses) from asset disposals, as part of our strategy to accelerate growth and reduce the need for equity financing, we aim to sell parts of or the entirety of selected renewable energy project assets from time to time. In the event of deconsolidation following a full or partial project sale, we include realized gains or losses from these asset disposals on the Income Statement.

Other income

Other income mainly relates to compensation from suppliers linked to equipment defects and other causes of project underperformance covered by supplier warranties. In addition, changes to our Earn-Out obligations in respect of the Clenera Acquisition are included in this line item; as of December 31, 2024, our liabilities with respect to the payment of the Earn-Out are no longer effective. (For more information regarding the reduction in our estimated Earn-Out payments, see Note 8A(1).

Finance income

Financial income includes income from interest on deposits, as well as the revaluation of certain currency and interest rate hedges, and revaluation of foreign currency-denominated financial assets.

Finance expenses

Finance expenses primarily consist of interest we pay for our bonds and for loans taken to finance our projects, the impact of changes in the Israeli Consumer Price Index on a portion of these loans, loans provided by non-controlling interests, revaluation of certain currency and interest rate hedges hedge transactions and foreign currency-denominated financial assets, and expenses related to lease liabilities. In addition, our tax equity partnership structures create imputed financial expenses as the discount at which we sell tax credits is accounted for as a finance expense.

Taxes on income

Taxes on income (tax benefits) consist primarily of income taxes imposed by the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. As of December 31, 2025, our net operating loss carry forwards for tax purposes amounted to approximately $272 million.

A.	Operating Results

The following tables summarize key components of our results of operations data and such data as a percentage of total revenues and income for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future. For a discussion of our results of operations for the year ended December 31, 2024, including a year-to-year comparison between 2024 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2024, refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025.

	Year ended December
	2025	2024
	(in thousands)
Revenues	$488,596	$$377,935
Tax benefits	93,668	20,860
Total revenues and income	582,264	398,795
Cost of sales	(134,381)	(80,696)
Depreciation and amortization	(149,922)	(108,889)
General and administrative expenses	(57,955)	(38,847)
Development expenses	(12,190)	(11,601)
Total operating expenses	(354,448)	(240,033)
Gains from projects disposals	96,431	,601
Other income, net	7,931	16,172
Operating profit	332,178	175,535
Finance income	40,851	20,439
Finance expenses	(164,730)	(107,844)
Total finance expenses, net	(123,879)	(87,405)
Profit before tax and equity loss	208,299	88,130
Share of losses of equity accounted investees	(3,722)	(3,350)
Profit before income taxes	204,577	84,780
Taxes on income	(43,875)	(18,275)
Profit for the year	$$160,702	$$66,505

Profit for the year attributed to:
Owners of the Company	132,104	44,209
Non-controlling interests	28,598	22,296

The following table presents our revenues from electricity, green certificates and operation of facilities and our revenues from construction and management services as a percentage of our total revenue for each period presented above.

	Year ended December
	2025	2024
Total revenues and income	100%	100%
Cost of sales	(23.1)%	(20.2)%
Depreciation and amortization	(25.7)%	(27.3)%
General and administrative expenses	(10)%	(9.8)%
Development expenses	(2.1)%	(2.9)%
Total operating expenses	(60.9)%	(60.2)%
Gains from projects disposals	16.6%	0.2%
Other income, net	1.4%	4.0%
Operating profit	57%	44.0%
Finance income	7%	5.1%
Finance expenses	(28.3)%	(27.0)%
Total finance expenses, net	(21.3)%	(21.9)%
Profit before tax and equity loss	35.8%	22.1%
Share of losses of equity accounted investees	(0.6)%	(0.8)%
Profit before income taxes	35.1%	21.3%
Taxes on income	(7.5)%	(4.6)%
Profit for the year	27.6%	16.7%
Profit for the year attributable to:
Owners of the Company	22.7%	11.1%
Non-controlling interests	4.9%	5.6%

Comparison of the years ended December 31, 2025 and 2024

Revenues

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
Electricity and green certificates	$487,032	$368,572	$118,460	32%
Construction and development services and project management services	1,564	9,363	(7,799)	(83)%
Total revenues	$488,596	$377,935	$110,661	29%

Electricity, green certificates and operation of facilities

Revenues from the sale of electricity and green certificates increased by $118.5 million, or 32%, to $487 million for the year ended December 31, 2025 compared to $368.6 million for the year ended December 31, 2024. The increase in revenues was primarily driven by the addition of new projects, including Atrisco in the U.S., which started operating at year-end 2024 and was fully operational in 2025. Projects Roadrunner and Quail Ranch, also located in the U.S., began operating towards the end of 2025. In MENA, revenues from the sale of electricity rose due to the increase in electricity supplier and reselling activity in Israel and and higher the Genesis Wind project output due to favorable wind conditions. In Europe, the Pupin project in Serbia, which started operating towards the end of 2024, was fully operated in 2025.

In total, our existing operational portfolio, the aforementioned new projects and supplier activities collectively contributed an additional $93 million (net) to our revenues. An additional $6 million in revenues was derived from inflation indexation of PPAs, while exchange rates fluctuations, mainly the depreciation of the U.S. dollar against the shekel and the euro, contributed $15 million to the increase in revenues. Revenues from the sales of green certificates amounted to $4.1 million and $3.7 million for the years ending December 31, 2025 and December 31, 2024, respectively.

Construction and development services and project management services

Revenues from construction and management services decreased by $7.8 million, or 83%, to $1.5 million for the year ended December 31, 2025 compared to $9.4 million for the year ended December 31, 2024. This decrease was primarily due to decrease in development services in the U.S. in 2025 compared to 2024 following the decision to no longer provide services to third parties in the U.S.

Tax Benefits

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
Tax benefits	$93,668	$20,860	$72,808	349%

Income from tax benefits increased by $72.8 million, or 349%, to $93.7 million for the year ended December 31, 2025, compared to $20.9 million for the year ended December 31, 2024. The increase was driven by the connection of new projects in the United States as mentioned above.

Operating costs and expenses

Cost of sales

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
Cost of sales:
Operating and maintenance	$125,266	$69,134	$56,132	81%
Construction and development services & project management services	9,115	11,562	(2,447)	(21)%
Total cost of sales	$134,381	$80,696	$53,685	67%

Operations and maintenance expense

O&M expense increased by $56.1 million, or 81%, to $125.2 million for the year ended December 31, 2025, compared to $69.1 million for the year ended December 31, 2024. The increase in O&M expense was primarily driven by the addition of new projects, in the U.S., Europe and MENA as mentioned in the revenues section above. In total, the aforementioned new projects collectively contributed an additional $24 million to operating and maintenance expenses. In addition, we paid $30 million purchasing electricity from the Israeli grid to support the commercial reselling activities of our power supplier business.

Construction and development services & project management services expense

Construction and development services & project management services expense decreased by $2.5 million, or 21%, to $9 million for the year ended December 31, 2025, compared to $11.6 million for the year ended December 31, 2024. This decrease was primarily due to decrease in development services in the U.S. in 2025 compared to 2024 following the decision to no longer provide services to third parties in the U.S. Project management services expense, primarily related to salaries, rose during the year commensurate to the increase in number of projects we operate.

Depreciation and amortization expense

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)

Depreciation and amortization expenses	$149,922	$108,889	$41,033	38%

Depreciation and amortization expense increased by $41.0 million, or 38%, to $149.9 million for the year ended December 31, 2025, compared to $108.9 million for the year ended December 31, 2024. The increase in depreciation and amortization expense was primarily driven by the addition of new projects in the U.S., Europe and MENA as mentioned in the revenues section above.

General and administrative expenses

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
General and administrative expenses	$57,955	$38,847	$19,108	33%

General and administrative expenses increased by $19.1 million, or 33%, to $58.0 million for the year ended December 31, 2025, compared to $38.9 million for the year ended December 31, 2024. The increase was primarily driven by a $15 million increase in employee salaries and benefits resulting from the hiring of additional personnel in the ordinary course of business, and a $4.1 million increase in advisory fees related to the global expansion of our business.

Development expenses

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
Development expenses	$12,190	$11,601	$589	5%

Development expenses increased by $0.6 million, or 5%, to $12.1 million for the year ended December 31, 2025, compared to $11.6 million for the year ended December 31, 2024. The increase was primarily driven by the increase in development projects in all geographies.

Gains from projects disposals

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
Projects disposals	$96,431	$601	$95,830	NM

Gains from projects disposals increased by $95.8 million to $96.4 million for the year ended December 31, 2025, compared to $0.6 million for the year ended December 31, 2024. In 2025, we sold 44% of the Sunlight cluster of renewable energy projects in Israel for a total gain of $96 million.

Other income, net

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
Other income, net	$7,931	$16,172	$(8,241)	(51)%

Other income decreased by $8.2 million, or 51%, to $7.9 million for the year ended December 31, 2025, compared to $16.2 million for the year ended December 31, 2024. The decrease can be primarily explained as a return to normalized levels of other income compared to 2024, which was positively impacted by the write-off of the Clenera earnout. (For more information, see “—Components of Our Results of Operations—Other Income.”) In 2025, we recognized $15 million of LDs, of which $12.5 million was paid by Siemens Gamesa in connection with lower performance of turbines at project Björnberget. In 2024, we recognized $13 million of LDs.

Finance Income / (Expense)

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
Finance income	$40,851	$20,439	$20,412	100%
Finance expense	(164,730)	(107,844)	(56,886)	53%
Total Finance Expense	$(123,879)	$(87,405)	$(36,474)	42%

Finance income was $40.9 million for the year ended December 31, 2025, an increase of 100% compared to $20.4 million for the year ended December 31, 2024. Finance expense was $164.7 million for the year ended December 31, 2025, an increase of 53% compared to $107.8 million for the year ended December 31, 2024. The increase in finance income is primarily due to income from hedging transactions. The increase in finance expense resulted primarily from the commissioning of new projects, which resulted in the first-time recognition of interest payments for their debt on the Income Statement. New projects in the U.S. also generated financial expenses through the tax benefit partnership structure. Our higher level of indebtedness also resulted in higher levels of interest expense.

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

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income, gains from projects disposals and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of our strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

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

The following table sets forth our Adjusted EBITDA for the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Period-over-Period Change
	2025	2024	Dollar	Percentage
	(in thousands, except percentages)
Adjusted EBITDA	$437,973	$289,115	$148,858	51%

The following table provides a reconciliation of adjusted EBITDA to net income for the periods indicated:

	For the Year Ended December 31,
	2025	2024
	(in thousands)
Net Income	$160,702	$66,505
Depreciation and amortization	149,922	108,889
Share based compensation	10,470	8,360
Finance income	(40,851)	(20,439)
Finance expenses	164,730	107,844
Gains from projects disposals*	(54,597)	-
Non-recurring other income, net **,***	-	(3,669)
Share of losses of equity accounted investees	3,722	3,350
Taxes on income	43,875	18,275
Adjusted EBITDA	$437,973	$289,115

*Profit from revaluation linked to partial sale of asset

** Recognition of income related to lower earn-out payments offset by a revaluation in the value of financial assets

 ***For the purposes of calculating Adjusted EBITDA, includes compensation (also known as liquidated damages or LDs) for inadequate performance of goods and services procured by the Company are included in other income, net.

B.	Liquidity and Capital Resources

Overview

We filed a shelf prospectus (the “Shelf Prospectus”) with the Israel Securities Authority on August 27, 2024. The Shelf Prospectus allows the Company to raise funds in Israel from time-to-time at the discretion of the Company through the offering and sale of various securities including debt and equity. Any offering of these securities will be made pursuant to filing a supplemental shelf offering report which will describe the terms of the securities being offered and the specific terms of the offering. Pursuant to a shelf offering report dated February 26, 2025, we offered and sold NIS 468,784,000 (or approximately $131.9 million) Series G Debentures (as defined below) and NIS 414,847,000 (or approximately $116.7 million) Series H Debentures (as defined below), raising total gross proceeds of approximately NIS 455.2 million (or approximately $128.1 million) and NIS 414.8 million (or approximately $116.7 million), respectively. See “—Holding Company—Level Debt Overview—Debentures (Series G)” and “—Holding Company—Level Debt Overview—Debentures (Series H).” The net proceeds from the offering are being used for investments in its large-scale portfolio in the United States, Europe and MENA, and for other general corporate purposes. As of the date of this Annual Report, the Company has not made any decision as to the offering of any additional securities, nor as to the scope, terms or timing of any such offering, and there is no certainty that such an offering will be made. Any such offering would comply with the registration requirements of the Securities Act and any applicable U.S. state securities laws, or utilize an applicable exemption from either or both, as the case may be.

Managing our liquidity and capital resources efficiently and productively is critical to the success of our business. Our projects, by their nature, are long-term infrastructure assets that require significant, upfront investment to capitalize on the inherently-free costs of wind and sunlight and generate high margins during operations. As a result, we have structured our liquidity and capital resources to (i) optimize low cost project finance to reduce equity capital requirements during construction and long-term ownership, (ii) utilize an efficient syndication of project level equity to various institutional partners in order to reduce our equity capital requirements, and (iii) leverage our deep access to the Israeli financial markets to source a wide range of corporate finance, including corporate bonds, convertible bonds, corporate credit facilities, letters of credit facilities and equity capital, at a competitive cost. We are rated A2 il stable by Midroog, Moody’s Israeli subsidiary, and A il stable by Maalot, a subsidiary of S&P Global, which enables us to raise capital in Israel at an attractive cost. As we accelerate our activity in the United States through Clenera and our overall business grows, we believe access to the U.S. capital market will be a key source of capital for our future operations. Our liquidity and capital requirements mostly relate to:

•	constructing our projects (including equipment costs, EPC costs and other construction costs);

•	project origination initiatives to produce Mature Projects (including development expenditures, security deposits, letters of credit, equipment deposits and acquisitions of companies and/or project);

•	general and administrative expenses and other overhead costs;

•	liquidity reserve for unforeseen events; and

•	other growth-related investment opportunities.

We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, and funds from expected future financing agreements, will be sufficient to support our liquidity and capital requirements for at least the next 12 months from the date of this Annual Report. Our future capital requirements will depend on many factors, including our total revenues and income growth, the timing and extent of our conversion of Development Projects and Advanced Development Projects into Operational Projects to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors, including those described elsewhere in this section under “—Key Factors Affecting Our Performance” and under Item 3.D. “Risk Factors.” We may, in the future, enter into additional arrangements to acquire or invest in complementary businesses, which could increase our cash requirements.

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

Financing the construction of our projects

Our projects are long-term infrastructure assets that require significant upfront investment but minimal ongoing capital investments and expenses due to the inherently-free costs of wind and sunlight allowing for the generation of high margins throughout their useful life. We have historically financed each project individually through a combination of project finance and equity. From time to time, we also procure equipment and other materials on behalf of projects prior to securing project finance and equity commitments in order to mitigate issues caused by supply chain disruptions. As of December 31, 2025, we had approximately $680 million in contractual obligations related to such procurement.

Project finance

We utilize project finance to fund a significant portion of the construction costs of our projects. Project finance typically accounts for approximately 70% to 100% of total project costs, depending on the other financing sources that are available for a given project (i.e. long-term loans or tax equity partnerships). When structuring project finance, we evaluate our alternatives holistically. We focus on several objectives, including maximizing project equity returns, reducing the overall equity requirement for the project, minimizing the cost of finance and maintaining operational flexibility. Project finance providers typically look to PPA quality when negotiating loan terms. As such, a loan’s interest rate and debt amortization correlate to contract duration and offtaker credit rating. In certain instances, we may elect to borrow less from project finance providers in order to maximize project equity returns. For example, for project Gecama in Spain, we secured non-recourse project finance, which only funded approximately 50% of the total project costs but enabled us to pursue the Merchant Model which, based on electricity prices in Spain as of the date of this Annual Report, continues to generate equity returns significantly higher than the projections we used when planning the project.

As of December 31, 2025, we had raised approximately $4.3 billion in project financing since our founding and had approximately $3.7 billion of project finance debt outstanding. Our project finance debt, with an average duration of approximately 10 years1, has been secured at an all-in weighted average interest rate of 4%, of which 88% is fixed-rate. A major portion of our project finance debt in Israel, approximately $820 million as of December 31, 2025, is indexed to the Israeli Consumer Price Index. The inflationary impact on the principal balance of our Israeli project finance debt is offset through our PPAs in Israel, which are also all indexed to the Israeli Consumer Price Index.

In Europe and in Israel, our project finance arrangements are largely structured as non-recourse bank loans at the project level with some minor exceptions during the construction period. We secure these loans from a wide range of banks operating in the geography in which the project is based. We have borrowed from over 40 different financial institutions, highlighting our deep network of banking relationships across our target markets. Principal amortization and interest payments under these debt financings are generally due either on a quarterly or semi-annual basis, and the project-level borrowers are subject to various fees payable to the lenders and their agents under the relevant financing documents, including annual agency fees and quarterly commitment fees that generally are calculated as a percentage of the outstanding loan or letter of credit commitments, as applicable. As part of the Solar and Storage financing, we have entered into a definitive construction facility agreement with Bank Hapoalim. The facility will be used to finance the ongoing construction of the solar & storage cluster in Israel. MEAG Infrastructure Debt Transactions led a $310 Million financing for the construction of the hybridization of the Gecama project in Spain to include a battery energy storage facility, and the refinancing of the current operational Gecama wind project. The European Bank for Reconstruction and Development and the Erste Group Bank AG provided a $95 million financing package for the construction of the Pupin wind project in Serbia. Raiffeisen Bank granted a $42 million senior project financing facility for the construction of the Tapolca solar project in Hungary and the recycling of excess equity in AC/DC project in Hungary.

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

1 Based on our debt’s full term structured amortization, excluding mini-perm. When accounting for mini-perm repayments, the average duration of our project finance debt is 7 years.

In the United States, we entered into definitive construction financing agreements related to Snowflake A project with a consortium of six lenders including Wells Fargo Bank, N.A., which will be used to finance the construction of the project. The financing will convert into a $811 million term loan provided by the consortium, with the tax equity bridge loan expected to be repaid with tax equity proceeds. We entered into definitive construction financing agreements related to Country Acres project with a consortium of four leading global banks including BNP Paribas Securities Corp, which will be used to finance the construction of the project. Upon project Country Acres’ commercial operation, part of the construction loan is expected to convert into a $376 million term loan with the rest of the construction loans expected to be repaid with tax equity. We have also secured a definitive construction financing agreements related to Quail Ranch project with a consortium of four leading global banks including BNP Paribas Securities Corp, which will be used to finance the construction of the project. Upon Quail Ranch’s COD, part of the construction loan is expected to convert into a $120 million term loan with the rest of the construction loans expected to be repaid with tax equity. Historically, permanent project finance in the United States has been provided through a combination of tax equity and back leverage, which are generally funded by two different capital providers. Given the geographic composition of our portfolio and its high solar irradiance profile (91% of our Mature Projects portfolio and 62% of our total portfolio in the United States as of February 16, 2026 was located in the Western United States), we envision that many of our projects will opt to claim PTCs rather than ITCs. This will enable us to raise a greater quantum of tax equity to fund the construction of our projects, reaching 45% to 55% of total project costs. Moreover, the transferability provisions of the Inflation Reduction Act may enable us to eliminate the need for tax equity and replace it with cheaper long-term bank financing. We expect that the utilization of PTCs and the potential elimination of tax equity investment may both significantly reduce the equity requirement for our Mature Projects in the United States and reduce transaction costs.

Project equity

In general, we utilize project equity to fund the residual 0% to 30% of the total project costs. In certain of our projects, we partner with other investors who take a certain minority equity stake in the project and provide their pro rata share of the equity financing, reducing the size of the equity financing required from us. We also benefit from management fees and promote payments from our partners. For future projects, particularly for those in the United States where there are currently no minority shareholders, we intend to fund a portion of project costs through sale of minority stakes to investors. Our strategy is to remain the controlling shareholder of our projects.

In order to finance our project equity requirement, we utilize holding company level equity and debt offerings. As of March 15, 2026, we had raised $2.6 billion in the Israeli and U.S. capital markets through a mixture of corporate bonds and convertible bonds and equity. As of the date of this Annual Report, we have approximately $925 million of corporate and convertible bonds outstanding with a weighted average duration of approximately 2.9 years, at a weighted average effective interest rate of 4.9%. As we accelerate our activity in the United States through Clenera and our overall business grows, we believe the U.S. capital market will be a key source of capital going forward. Moreover, as cash flow from our Operational Projects increases, we believe we will have more flexibility to determine if we would like to fund our project equity requirement using holding company level debt or equity offerings, cash on our balance sheet, or a combination of both.

Financing our project origination initiatives, corporate overhead and holding company board repayments

We fund our day-to-day operations, including our general and administrative expenses, our development expenses and our repayment of holding company bonds, through a combination of cash flows from our Operational Projects coupled with holding company level equity and debt offerings. As the cash flow from our Operational Projects increases, we will have more flexibility to determine whether to fund our ongoing operations using holding company level debt or equity offerings, cash on our balance sheet, or a combination of both. In our opinion, our cash and facilities are sufficient to meet our present working capital requirements.

Holding company level debt overview

Debentures

Series	Debt Outstanding as of December 31, 2025 (USD in millions)*	Effective interest rate	Effective interest rate debt component only	Indexation	Bond rating as of December 31, 2025**	Duration (Years)
C	$156	1.62%	3.31%	None	A2 il stable/ Ail stable	2.46
D	$336	5.30%	5.30%	None	A2 il stable/ Ail stable	2.40
F	$174	4.40%	4.40%	None	A2 il stable/ Ail stable	0.47
G	$142	5.78%	5.78%	None	A2 il stable/ Ail stable	5.23
H	$118	4.23%	5.79%	None	A2 il stable/ Ail stable	5.82

* Based on the exchange rate reported by the Bank of Israel on December 31, 2025, which was NIS 3.190 to $1.00.

** We are rated A2 il stable by Midroog, Moody’s Israeli subsidiary, and A il stable by Maalot, a subsidiary of S&P Global

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

As of December 31, 2025, the remaining principal balance for payment in respect of the Series F Debentures was approximately $174.6 million.

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

•
the Series C Debentures weighted average interest rate and effective interest rate is approximately 1.5% and 3.31%, respectively. The effective interest rate takes into account the embedded value of the equity component of the convertible debentures;

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

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures; and

•
Mechanism was determined to adjust the interest rate due to a deviation from the financial covenants and due to a change in the rating or discontinuation of it. The total interest rate increases will not exceed more than 1.25% above the interest rate which was determined in the first offering report of the debentures.

As of December 31, 2025, the remaining principal balance for payment in respect of the Series C Debentures was approximately $166.6 million.

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

•
Mechanism was determined to adjust the interest rate due to a deviation from the financial covenants and due to a change in the rating or discontinuation of it. The total interest rate increases will not exceed more than 1.25% above the interest rate which was determined in the first offering report of the debentures.

As of December 31, 2025, the remaining principal balance for payment in respect of the Series D Debentures was approximately $369 million.

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

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures; and

•
Mechanism was determined for adjusting the interest rate due to a deviation from the financial covenants and due to a change in the rating or discontinuation of it. The total interest rate increases will not exceed more than 1% above the interest rate which was determined in the first offering report of the debentures.

As of December 31, 2025, the remaining principal balance for payment in respect of the Series G Debentures was approximately $147 million.

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

•
the unpaid principal balance of the Series H Debentures is convertible into ordinary shares, according to the following schedule: from the date of listing of the Series H Debentures on the TASE and until August 31, 2027, each NIS 80 (or approximately $22.50) par value of the Series H Debentures will be convertible into one of our ordinary shares and (ii) from September 1, 2027 to August 22, 2033, each NIS 1000 (or approximately $281.32) par value of the Series H Debentures will be convertible into one of our ordinary shares;

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

•	we will not perform any distribution except subject to the cumulative conditions specified in the trust deed of the debentures; and

•
Mechanism was determined for adjusting the interest rate due to a deviation from the financial covenants and due to a change in the rating or discontinuation of it. The total interest rate increases will not exceed more than 1% above the interest rate which was determined in the first offering report of the debentures.

During 2025 NIS 2,652,981 par value of Series C converted into 33,162 ordinary shares of the Company.

As of December 31, 2025, the remaining principal balance for payment in respect of the Series H Debentures was approximately $129.2 million.

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

The Credit Facilities include certain terms, including, but not limited to, the following terms:

•	the facility period shall be 18 months following the date of provision of credit;

•	repayment of principal will be made in one payment, 60 months after the date of provision of credit. The interest will be paid on a quarterly basis; and

•	so long as the Credit Facilities remain outstanding, we are required to meet the following covenants:

•	to submit routine and standard reports to the Lenders;

•	to maintain a rating of Baa3.il, or a corresponding rating, from one of the local rating agencies (Maalot or Midroog), or from one of the international rating agencies (Moody’s and/or S&P);

•	to maintain a current negative pledge and a negative pledge in favour of the Lenders, in respect of proceeds which will be received by some of our subsidiaries, as defined in the Credit Agreements;

•	to maintain our total equity, as defined in the Credit Agreements, above a total of NIS 1.25 billion (or approximately $391.8 million);

•	the ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive quarters;

•	the result obtained by dividing the net financial debt ratio by operating profit for debt service, on a consolidated basis, will not exceed 15 during two consecutive quarters; and

•	the equity to total balance sheet ratio, on a standalone basis in our separate financial information, as defined in the Credit Agreements, will not fall below 25% during two consecutive quarters.

Revolving credit facilities

The Company maintains revolving credit facilities with several Israeli banks, under which the Company may draw an aggregate of up to $525 million. As of December 31, 2025, we had drawn $162 million from these facilities. As of the date of this Annual Report, we had $167 million outstanding liability under these facilities.

Mezzanine facility agreement

In August 2025, the Company, through its subsidiary, Clenera Holdings LLC, entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel B.M. The facility, comprised of three tranches, totaling $350 million has been and will continue to be used to finance the construction of various solar and energy storage projects in the US. The facilities are structured with an amortization tenor of 19 years and are to be fully repaid by June 30, 2032 (mini-perm), and bear interest at SOFR plus an annual margin of 2.7% to 3.2%. As of December 31, 2025, Clenera Holdings LLC had drawn $65 million of this facility.

Private placement

On August 22, 2025, we completed a private placement of 11,396,012 of our ordinary shares to several Israeli institutional investors for an aggregate consideration of approximately NIS 1 billion (or approximately $295.86 million based on the BOI Exchange Rate). Each ordinary share was sold at a price of NIS 87.75 (or approximately $25.96 based on the BOI Exchange Rate), reflecting a discount of approximately 5% from the closing price of our ordinary shares on August 18, 2025, the most recent trading day on the TASE prior to the consummation of the private placement. We used the proceeds from this private placement for project equity financing, construction and development of our projects, working capital purposes and general corporate purposes.

On February 19, 2026, we completed the 2026 Private Placement, accepting commitments from several Israeli institutional investors to buy 6,002,416 of the Company’s ordinary shares, NIS 0.1 par value per share, at an offering price of NIS 220 per share, reflecting a discount of approximately 6% from the closing price of our ordinary shares on February 18, 2026. The aggregate gross consideration amounted to NIS 1,320,531,520. We intend to use the net proceeds from the 2026 Private Placement to our strategic growth plan across geographies, while strengthening our balance sheet.

Sources of liquidity

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2025	2024 (*)
	(in millions)
Net cash provided by operating activities	$282.6	$255.3
Cash from financing activities
Project level finance net of repayments	1278.6	240.0
Project level tax equity	426.9	410.0
Interest Paid (*)	(86.9)	(74.9)
Project level cash from equity partners net of distributions	(30.5)	(28.0)
Holding company debt issuance net of repayments	78.3	151.9
Issuance of convertible debentures	114.7	0.0
Holding company equity issuance	290.7	0.0
Deferred financing costs	(68.2)	(21.6)
Proceeds from investment in entities by non-controlling interest	12.8	0.0
Other	(10)	(6.0)
Total Sources	$2,006.5	$671.1
Net cash used in investing activities
Capital Expenditures and acquisition expenses	$(2,195.7)	$(941.3)
Short term investments	0.0	(0.1)
Interest receipts (*)	14.8	12.7
Total Uses	(2,180.9)	(928.7)
Net change in cash	$108.2	$(2.3)

	Year ended December 31,
	2025	2024(*)
	(in thousands)
Net cash provided by operating activities	$282,648	$255,279
Cash used in investing activities	(2,180,883)	(928,683)
Cash generated from financing activities	2,006,479	671,096

(*) In 2025, we elected to modify the classification of certain items within our Consolidated Statements of Cash Flows. Interest paid, including payments on interest rate swaps, is now presented within Financing Activities, while interest received is presented within Investing Activities. We believe this change provides a more comprehensive view of our financing costs and better reflects the underlying economic substance of these cash flows. Previously, these items were included in Cash Flows from Operating Activities. For detailed information, see Note 2C to our consolidated financial statements included elsewhere in this Annual Report.

 Operating activities

Our primary source of operating cash is cash received from the sale of electricity largely through offtake contracts and sales of Green certificates. Our primary uses of operating cash are amounts due to vendors related to the operation and maintenance of our renewable energy projects, as well as our general and administrative expenses.

For the year ended December 31, 2025, net cash provided by operating activities of $282.6 million was attributable to a net income of $160.7 million, adjusted by net, non-cash charges of $145.7 million, a net decrease in working capital of $9.5 million and tax payment of $14.3 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $150 million, taxes on income in the amount of $43.9 million, finance expenses, net in the amount of $118.7 million, other income, net in the amount of $4.9 million, tax benefits in the amount of $89.4 million, share-based payments in the amount of $10.5 million and Gains from projects disposals in the amount of $96.4 million.

For the year ended December 31, 2024, net cash provided by operating activities of $255.3 million was attributable to a net income of $66.5 million, adjusted by net, non-cash charges of $196.6 million, a net increase in working capital of $3.4 million, income tax payment of $11.2 million. The non-cash charges consisted primarily of depreciation and amortization in the amount of $108.9 million, taxes on income in the amount of $18.3 million, finance expenses, net in the amount of $83.6 million, other income, net in the amount of $5.0 million, tax benefits in the amount of $20.9 million and share-based payments in the amount of $8.4 million.

Investing Activities

Our investing activities primarily consist of capital expenditures related to project acquisitions, the purchase of property, plant and equipment and changes in restricted cash and bank deposits related to our Mature Projects.

For the year ended December 31, 2025, net cash used in investing activities was $2,180.9 million, which was primarily related to project purchase, development and construction.

For the year ended December 31, 2024, net cash used in investing activities was $928.7 million, which was primarily related to project development and construction.

The increase in net cash used in investing activities for the year ended December 31, 2025, as compared to the year ended December 31, 2024, was primarily driven by an increase in project purchase, development and construction activities and Changes in restricted cash and bank deposits, net.

Financing Activities

Our financing activities primarily consist of issuance of non-recourse project finance debt, issuance of corporate bonds and equity and project equity from our various partners.

For the year ended December 31, 2025, net cash provided by financing activities was $2,006.5 million, which was primarily related to cash received from project-level financing net of repayments of $1,278.6 million and from project level tax equity partners of $426.9 million, distributions to our project equity partners net of cash received from them of $30.5 million, cash received from our holding company’s debt issuances of $78.3 million and convertible debentures of $114.7 million, and $290.7 million holding company’s equity issuance.

For the year ended December 31, 2024, net cash provided by financing activities was $671.1 million, which was primarily related to cash received from project-level financing net of repayments of $240 million and from project level tax equity partners of $410 million, distributions to our project equity partners net of cash received from them of $28 million and cash received from our holding company’s debt issuances of $151.9 million.

The increase in net cash provided by financing activities for the year ended December 31, 2025, as compared to the year ended December 31, 2024, was primarily due to the level of financing activity in the last two years. In 2024 the Company raised debt in Israel along with financial closing (including long-term debt and tax equity partnerships as relevant) for projects in the U.S. and Israel in the amount of approximately $200. In 2025, we raised approximately $1,385 million through debt issuance in Israel (including convertible debentures), Holding company’s equity issuance along with financial closing (including long-term debt and tax equity partnerships), for projects in the U.S., Europe and Israel '

Earn-Out

As part of the Clenera Acquisition, we agreed to pay the Earn-Out to the sellers subject to (a) certain projects developed by Clenera reaching ‘placed in service’ status by specific dates and (b) the retention of the co-founders until August 2024 (subject to certain additional conditions). If development is delayed and projects are placed in service late, the Earn-Out payments for such projects are reduced, and no Earn-Out payment shall be paid with respect to any project that is placed in service following December 31, 2025. In December 2022, we agreed to increase the Earn-Out for project Atrisco from $0.0135 per watt to $0.063 per watt, subject to a placed-in-service date by the end of 2024.

Moreover, we agreed to extend the long stop date for Earn-Out payments for only a small subset of projects until December 31, 2026.

As a consequence of Clenera not achieving pre-agreed development milestones, our liabilities in respect of the Earn-Out are no longer effective as of December 31, 2024. As a result, the total Earn-Out payment will be significantly lower than the originally agreed maximum amount of $232 million, and the total consideration for the Clenera Acquisition will be lower than originally anticipated.

In addition to the Earn-Out, the founders of Clenera retain an option to sell their remaining 9.9% ownership stake to us for up to $43 million (depending on the achievement of certain milestones and calculation of the final acquisition price), exercisable on the fifth anniversary of the consummation of the Clenera Acquisition, i.e. August 2026.

C.	Research and Development, Patents and Licenses, Etc.

We do not conduct research and development and have not had any research and development policies in place during the last three fiscal years.

D.	Trend Information

For information regarding changes in the global trade relations, including the imposition of tariffs, and the effects thereof on us, see Item 3.D. “Risk Factors—Risks Related to Government Regulation—We may be negatively affected by changes in the global trade relations including the imposition of tariffs, which could adversely affect our financial performance.” For information regarding changes to regulations and incentives for renewable energy projects, see Item 3.D. “Risk Factors—Risks Related to Government Regulation—Our projects and the industry in which we operate are highly regulated and may be adversely affected by legislative or regulatory changes or a failure to comply with energy regulations,” “—Government interventions in response to high energy prices may negatively impact total revenues and income or increase our tax burden,” and “—Government regulations in the United States, Europe and globally, that currently provide incentives and subsidies for renewable energy, particularly the current production and investment tax credits, could change at any time.” For information regarding the issuance of Series G Debentures and Series H Debentures that we issued in February 2025, see Item 5.B. “Liquidity and Capital Resources—Holding Company Level Debt Overview.”

Other than the above and as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material effect on our total revenues and income, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of March 15, 2026:

Name	Age	Position
Executive Officers
Adi Leviatan	49	Chief Executive Officer
Nir Yehuda	50	Chief Financial Officer
Amit Paz	59	Chief Innovation Officer
Ilan Goren	53	General Manager, Enlight US
Ayelet Cohen Israeli	58	Vice President, Operations
Marko Liposcak	49	General Manager, Enlight EU
Lisa Haimovitz	60	Vice President, General Counsel
Meron Carr	53	Senior Vice President, Strategic Projects
Ziv Shor	49	General Manager, Projects Execution & Assets Management Division
Itay Banayan	46	Chief Corporate Development Officer
Gilad Doron	51	Vice President, Human Resources
Gilad Yavetz(3)	55	Executive Chairman of the Board
Non Employee Directors
Yair Seroussi(3)*	70	Vice Chairman of the Board
Liat Benyamini(1)(2)(4)*	49	Director
Michal Tzuk(2)(4)*	49	Director
Alla Felder(4)*	52	Director
Dr. Shai Weil(2)*	56	Director
Yitzhak Betzalel(1)(2)*	60	Director
Zvi Furman(1)(3)(4)*	77	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating committee

(4)	Member of the environmental, social and governance committee

* Qualifies as independent under Nasdaq Marketplace Rules.

Executive Officers

Adi Leviatan joined Enlight's executive team in 2025 as Chief Executive Officer. Ms. Leviatan is a seasoned Fortune 100 executive with expertise in strategy and business development in the global arena, including in the industrial, energy and technology sectors in the U.S., China, Israel, Europe and Africa. Prior to joining Enlight, Ms. Leviatan held various senior executive positions at 3M (NYSE: MMM) from 2018 to December 2024, most recently as President of 3M’s Abrasive Solutions Division, which is a global leader in engineered abrasive products and robotic system solutions to OEMs. Prior to 3M, Ms. Leviatan was a Partner at McKinsey & Company, where she served for 15 years providing strategic and operational counsel to the top management of diverse global corporations and public institutions around the world. Ms. Leviatan graduated summa cum laude from the Hebrew University with a B.A. in Economics and East Asian Studies.

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

Amit Paz is a Co-founder and Chief Innovation Officer, leading the innovation in the Company. Prior to this position, Mr. Paz served as Senior Vice President of Engineering, Contracting and Procurement from 2008 until 2024, leading project design, engineering, equipment procurement and EPC contracts across our project portfolio. Mr. Paz brings decades of experience in renewable energy projects in Israel and abroad. Prior to our establishment, Mr. Paz served as VP Strategic Alliances of Baran Group Ltd. (TLV: BRAN), one of the largest engineering companies in Israel. Mr. Paz holds an M.B.A. from Reichman University and a B.Sc. in Civil Engineering from the Technion (Israel Institute of Technology).

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

Meron Carr joined Enlight in 2011 and our executive team in 2013, serving as Vice President of Israel Project Development until April 2023. Currently, he serves as Senior Vice President of Strategic Projects. Prior to joining Enlight, Mr. Carr served as the Director of Programs at NICE Systems. Mr. Carr holds an M.B.A. from Reichman University and a B.Sc. in Electrical and Electronics Engineering from Tel Aviv University.

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

Itay Banayan joined our executive team in 2025 and serves as Chief Corporate Development Officer, leading the Corporate Finance, Investor Relations, and M&A units. Prior to joining Enlight, Mr. Banayan held various senior management roles with a focus on capital markets, business development, and M&A. Most recently, he served as Chief Business Development and Innovation Officer at Melisron (TASE: MLSR) from 2021 to 2025. Mr. Banayan holds an M.B.A. from the NYU Stern School of Business and a B.A. in Economics and Business Administration from the Hebrew University of Jerusalem, both earned with honors.

Gilad Doron joined our executive team in January 2026 and serves as Vice President Human Resources. Prior to joining Enlight, Mr. Doron held various senior human resource leadership roles from 2014 to 2025 at Intel, Orbotech and Amdocs. Most recently he served as the head of Global Talent Organization in Amdocs HR. Mr. Doron holds an M.A. in Organizational Psychology from Bar-Ilan University and a B.A. in Behavioral Science from Ben Gurion University.

Gilad Yavetz is Enlight’s co-founder, and was appointed full-time Executive Chairman of the Board of Directors, effective October 2025. Prior to his appointment as Executive Chairman of the Board of Directors, Mr. Yavetz served as Chief Executive Officer since Enlight’s inception in 2008. Prior to the establishment of Enlight, Mr. Yavetz served as a VP Marketing and Sales of BVR Systems (1998), a leading high-tech company that develops and provides real-time simulation and training systems to leading armies worldwide, and which was acquired by Elbit Systems Ltd. in 2008. Mr. Yavetz holds an M.B.A. from the Executive Program at Tel Aviv University and an LL.B. from the Hebrew University of Jerusalem.

Non-Employee Directors

Yair Seroussi has served as the Chairman of the Board of Directors since May 2018, and was appointed Vice Chairman of the Board of Directors, effective October 2025. Mr. Seroussi serves as the chairman of ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global shipping operator. He is currently on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR), and Stratasys Ltd. (NASDAQ: SSYS). He is also chairman of Tovanot B’Hinuch (a non-profit organization), and was previously the chairman of Prytek, a technology group, as well as a board member of DSP Group, Inc. Mr. Seroussi brings immense experience to the board room, having served as chairman of Bank Hapoalim, one of Israel’s largest banks, and of the Association of Banks in Israel, and having led Morgan Stanley’s Israeli operations for over 15 years. In addition to his various professional roles, Mr. Seroussi sits on the Board of Governors at the Hebrew University, Weizmann Institute and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz Institute of Strategic Management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

Liat Benyamini has served as a member of the Board of Directors since April 2021. Ms. Benyamini has served as a director in numerous private and public companies. Ms. Benyamini serves as a partner in Sky Private Equity, one of Israel’s largest mid-market private equity funds. Her current board roles include Elspec Engineering Ltd. (TLV: ELSPC). Ms. Benyamini is a Certified Public Accountant. She holds an M.A. in Contemporary Asian Studies and a B.A. degree in Accounting, Statistics and Operations Research, both from Tel Aviv University.

Michal Tzuk has served as a member of the Board of Directors since April 2021. Ms. Tzuk has served as the Chief Business Development Officer at Danel (Adir Yeoshua) Ltd. (TLV: DANE), a company that operates in human resources, nursing, special needs and medicine, since June 2019. Prior to that she served as Senior Deputy Director General and Director of Employment Regulation at (1) the Israeli Ministry of Economy and Industry (f/k/a the Ministry of Industry, Trade and Labor and the Ministry of Economy) from February 2012 to July 2016 and (2) the Israeli Ministry of Labor, Social Affairs and Social Services from August 2016 to January 2018. Ms. Tzuk was previously the Economic Assistant to the Chief Executive Officer of the Tel Aviv Sourasky Medical Center (Ichilov) and held various roles in the budget division of the Israeli Ministry of Finance. Ms. Tzuk currently serves on the board of directors of M.L. Manor Medical Group - Company for Treatment and Surgeries in Israel Ltd. and of Avia Home Ltd., and is a member of the Wexner Foundation’s Israeli advisory committee and the public council and the finance committee of Sam Spiegel Jerusalem Film & Television School. She previously served on the board of directors of Future Mobility Israel Ltd. and on various boards of directors and committees of other companies and organizations. Ms. Tzuk holds an LL.B in Law and Economics and an M.B.A both from the Hebrew University of Jerusalem. Ms. Tzuk also graduated from the Wexner Senior Leadership program at the Harvard Kennedy School (Center for Public Leadership, Executive Education, Harvard University).

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

Dr. Shai Weil has served as a member of the Board of Directors since November 2009. Dr. Weil is an executive and a partner in various companies in the fields of industrial, technology, real estate, trade and services, including Milgam Ltd. (Group), Pango, AllCloud (Group), Minrav Group Ltd. (TLV: MNRV), Essence Partners, Har Tuv Group, Lumen Capital and the Israel Post Company. Dr. Weil serves as the chairman at Har Tuv Group, Lumen Capital, Essence Partners and Minrav Group Ltd. He is a member of the boards of Aluma (a non-profit organization) and JGIVE (a non-profit organization dedicated to cultivating a culture of philanthropy in Israel). Dr. Weil holds a B.A. in Economics and Business Administration from Bar-Ilan University in Ramat Gan, Israel, an M.S. in Management from Boston University in Massachusetts and a D.P.S. in International Business and Management from Pace University in New York.

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

Zvi Furman has served as member of the Board of Directors since September 2019. He currently serves as chairman of the credit committee of Meitav Dash Provident and Pension Funds Ltd and previously served on the board of directors of Mediterranean Towers Ltd. (TLV: MDTR) and Koret Israel Economic Development Funds. He previously served as managing partner of KCPS Manof (2009) Ltd., as general manager of Bank Hapoalim in the United States and as general manager of Bank Otsar Hachayal. Mr. Furman holds a B.A. in Economics and Political Science and an M.A. in Business Administration, both from Tel Aviv University.

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

Unless otherwise indicated, the U.S. Dollar exchange rate used in this section refers to the average exchange rate for 2025 reported by the Bank of Israel, which was NIS 3.45 to $1.00.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the Companies Law and regulations promulgated thereunder, the approval of our shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then such deviations may require the approval of our compensation committee, our board of directors, and our shareholders, including:

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

Our directors (excluding the Executive Chairman and Vice Chairman of our board of directors) are compensated based on applicable Israeli regulations regarding external director compensation. The aggregate amount paid by the Company to its directors in the year ended December 31, 2025 was approximately NIS 2.25 million (or approximately $0.65 million).

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

The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2025, was approximately $13.12 million. This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2024 and paid during the year ended December 31, 2025). This amount includes approximately $0.51 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.
During the year ended December 31, 2025, our directors and officers were granted RSUs, performance-based RSUs (“PSUs”) and options to purchase an aggregate of 1,404,392 ordinary shares, at a weighted average exercise price of NIS 84.54 per share under the 2010 Plan (as defined below).

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2025 (“Covered Executives”). All amounts reported reflect the cost to us as recognized in our financial statements for the year ended December 31, 2025:

•
Mr. Gilad Yavetz, our former Chief Executive Officer and current Executive Chairman of our board of directors (with change effective October 1, 2025). Compensation expenses recorded in 2025 of $0.46 million in salary expenses and $0.06 million in social benefits costs.

•	Mr. Nir Yehuda, Chief Financial Officer. Compensation expenses recorded in 2025 of $0.37 million in salary expenses and $0.05 million in social benefits costs.

•	Mr. Ilan Goren, General Manager Enlight US Compensation expenses recorded in 2025 of $0.33 million in salary expenses and $0.01 million in social benefits costs.

•	Mr. Marko Liposcak, General Manager, Enlight Europe. Compensation expenses recorded in 2025 of $0.27 million in salary expenses and $0.04 million in social benefits costs.

•	Mr. Ziv Shor, General Manager, Projects Execution & Assets Management Division. Compensation expenses recorded in 2025 of $0.25 million in salary expenses and $0.05 million in social benefits costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include, as applicable, the social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

In accordance with our compensation policy, we also pay cash bonuses to our Covered Executives upon compliance with predetermined performance parameters as set by the compensation committee and the board of directors. The cash bonus and commissions expenses expected to be paid for the year 2025 for Mr. Gilad Yavetz, Mr. Nir Yehuda, Mr. Ilan Goren, Mr. Marko Liposcak, and Mr. Ziv Shor are $0.22 million, $0.19 million, $0.13 million, $0.13 million, and $0.11 million, respectively.

We recorded share-based compensation expenses in our financial statements for the year ended December 31, 2025 for Mr. Gilad Yavetz, Mr. Nir Yehuda, Mr. Ilan Goren, Mr. Marko Liposcak, and Mr. Ziv Shor of $1.53 million, $0.47 million, $0.63 million, $0.42 million, and $0.80 million, respectively.

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

In September 2025, our shareholders approved in a special and annual general meeting (the “Annual General Meeting”) certain amendments to our compensation policy. In addition, our shareholders approved at the Annual General Meeting the following proposals related to compensation of our directors and officers:

•
approved terms of engagement with, and the grant of 143,553 stock options, 31,561 RSUs and 31,561 PSUs to Ms. Adi Leviatan, our Chief Executive Officer. The principal terms of engagement with Ms. Leviatan include a monthly base salary in the amount of NIS 118,000 (reflecting an annual employer’s cost in the amount of approximately NIS 1,770 thousand), effective as of September 2025, and an annual bonus cap, effective as of 2026, of up to 10 monthly salaries (excluding a discretionary bonus and a bonus for outstanding performance). Ms. Leviatan’s monthly base salary shall be adjusted in January of each year to reflect increases in the Israeli Consumer Price Index for the preceding calendar year, taking effect starting with the salary for January 2027, based on the increase in such index in 2026. The options, RSUs, and PSUs, to be granted under the Company’s 2010 Plan, would vest in four equal annual instalments of 25% so long as Ms. Leviatan serves as an office holder of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. Additionally, the vesting of the PSUs is subject to achievement of performance metrics for the preceding calendar year (the “PSU Metrics”). The PSU Metrics – Total Income and Revenues, and Adjusted EBITDA (each as reported in the Company’s Annual Report on Form 20-F) – are measured against the midpoint of the Company’s forecast published at the start of the applicable performance year. Achievement of 90% of the target yields 50% vesting for that Metric’s portion of the tranche, with linear interpolation for achievement between 90% and 100%. The PSU Metrics are weighted equally and evaluated independently; overperformance in one cannot offset the other. Ms. Leviatan will also receive indemnification, exemption and insurance in accordance with Company practice; and will be entitled to a one-time reimbursement for relocation expenses from the U.S. to Israel, up to USD 100,000 net of taxes as may be applicable.

•
approved terms of engagement with, and the grant of 345,927 stock options, 6,726 RSUs and 76,055 PSUs to Mr. Gilad Yavetz, our Executive Chairman of the board of directors. The principal terms of engagement with Mr. Yavetz include a monthly base salary in the amount of NIS 118,000 (reflecting an annual employer’s cost in the amount of approximately NIS 1,770 thousand), effective as of September 2025. Mr. Yavetz’s monthly base salary shall be adjusted in January of each year to reflect increases in the Israeli Consumer Price Index for the preceding calendar year, taking effect starting with the salary for January 2027, based on the increase in such index in 2026. The options, RSUs, and PSUs, to be granted under the Company’s 2010 Plan, would vest in four equal annual instalments of 25% so long as Mr. Yavetz serves as an office holder of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. Additionally, the vesting of the PSUs is subject to achievement of the PSU Metrics.

•
approved terms of engagement with, and the grant of 51,574 stock options and 11,339 PSUs to Mr. Yair Seroussi, our Vice Chairman of the board of directors. The principal terms of engagement with Mr. Seroussi include a monthly base salary in the amount of NIS 50,000 paid against an invoice (reflecting a gross monthly payment equivalent to NIS 38,462), effective as of September 2025. Mr. Seroussi’s monthly base salary shall be adjusted in January of each year to reflect increases in the Israeli Consumer Price Index for the preceding calendar year, taking effect starting with the salary for January 2027, based on the increase in such index in 2026. The options and PSUs, to be granted under the Company’s 2010 Plan, would vest in four equal annual instalments of 25% so long as Mr. Seroussi serves as an office holder of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. Additionally, the vesting of the PSUs is subject to achievement of the PSU Metrics. Mr. Seroussi is required to dedicate the equivalent of 40% of the time required by a full-time position to his role as Vice Chairman.

The amended compensation policy and proposals related to compensation of Ms. Leviatan, Mr. Yavetz, and Mr. Seroussi are described in greater detail in the notice and proxy statement with respect to the Annual General Meeting, which were included in the Current Report on Form 6-K filed with the SEC on August 7, 2025, and are available at www.sec.gov.

Additionally, we annually pay to each of our other directors (excluding the Executive Chairman and Vice Chairman of our board of directors) a cash retainer of up to NIS 103,115 (or approximately $33,209 based on the BOI Exchange Rate) with an additional payment for service on board committees of NIS 3,840 (or approximately $1,237 based on the BOI Exchange Rate) per committee meeting.

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

Equity Awards. Since our inception, we have granted options to purchase our ordinary shares, since 2024, RSUs and, since 2025, PSUs, to our executive officers and our directors. In February 2025, our board of directors approved the cancellation of certain vested and unvested share options previously granted to employees and officers of the Company and the replacement thereof with RSUs. The Board later terminated this option exchange plan, with no employees or officers participating, in part due to tax issues with the plan and in part due to lack of employee interest in the plan given changes in the Company’s share price.

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

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of our equity (excluding minority rights) as reflected in our most recent audited or reviewed financial statements prior to the date on which the indemnity payment is made. The indemnity will be given in the amount equal to the difference between the amount of the financial liability, in accordance with the indemnification agreements, and any amount paid (if paid) under directors and office holders insurance. In April 2024, our shareholders approved at a Special General Meeting the issuance of an exemption letter to each of our directors, exempting them from liability towards the Company under certain limited circumstances. In September 2025, our shareholders approved at the Annual General Meeting the issuance of an exemption letter to our Chief Executive Officer, Ms. Adi Leviatan, exempting her from liability towards the Company under certain limited circumstances. See Item 6.B. “Compensation.”

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

Authorized Shares. The maximum aggregate number of options that may be issued under the 2010 Plan and its U.S. Sub-Plan (as defined below) is 15,000,000. As of March 15, 2026, there were 2,030,386 ordinary shares available for issuance under the 2010 Plan. Ordinary shares subject to options or RSUs granted under the 2010 Plan that are not exercised by the grantee within the exercise period and in accordance with the terms of the 2010 Plan shall become available again for future grant under the 2010 Plan.

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

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders (as such term is defined in the Ordinance) and are Israeli residents for tax purposes to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders (as such term is defined in the Ordinance) who are considered Israeli residents for tax purposes may only be granted options and RSUs under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

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

Termination of employment. Upon the termination of a grantee’s employment or service for any reason, the grantee will have a limited period to exercise only vested awards, and all unvested awards shall immediately expire and terminate. In the event of termination of a grantee’s employment or service in the case of death or disability, all vested and exercisable awards held by such grantee as of the date of termination shall expire at the earlier of (i) the expiration date of such vested awards or (ii) 12 months following the date of such termination. In the event of termination of employment or service under certain circumstances such as certain criminal convictions, material breaches of discipline, or breaches of fiduciary duties, such awards will expire without conferring any rights to the grantee.

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

Option exchange plan

The option exchange plan approved by our board of directors in February 2025, which allowed certain employees and officers of the Company to cancel a limited number of total options and replace them with RSUs valued at approximately 70% of the fair value of the options cancelled, has terminated with no employees or officers participating. This was in part due to tax issues with the plan and in part due to lack of employee interest in the plan given changes in the Company’s share price.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding our corporate governance practices and foreign private issuer status, see Item 16G. “Corporate Governance.”

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

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that none of our current directors have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined in the rules of Nasdaq, except Gilad Yavetz who is not independent by virtue of having served as our chief executive officer until October 2025. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each director, and the transactions involving them described in Item 6. “Directors, Senior Management and Employees” and in Item 7. “Major Shareholders and Related Party Transactions.”

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

Base salaries of our executive officers, as well as our Executive Chairman and Vice Chairman of our board of directors, are capped, with each such cap linked to annual increases in the Israeli Consumer Price Index.

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

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long-term. Our compensation policy provides for executive officer compensation in the form of share options, RSUs, and PSUs in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers.

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

Our compensation policy was amended in September 2025 by our shareholders at the Annual General Meeting and is set forth in Exhibit 4.8 to this Annual Report. See Item 6.B. “Compensation.”

Clawback Policy

On October 2, 2023, we adopted a Policy for Recovery of Erroneously Awarded Compensation that complies with the SEC requirements for Nasdaq listed companies (the “Clawback Policy”). The Clawback Policy is set forth in Exhibit 97.1 to this Annual Report.

Nominating Committee

The Companies Law does not require us to have a nominating committee. However, our board of directors has decided to form a nominating committee, which is responsible for identifying individuals qualified to become new board members consistent with criteria approved by our board of directors and recommend that the board of directors approve our director nominees.

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

Environmental, Social and Governance Committee

Our environmental, social and governance committee consists of Zvi Furman, Michal Tzuk, Liat Benyamini and Alla Felder, with Zvi Furman acting as the chairperson. Our board of directors has adopted an environmental, social and governance committee charter setting forth the responsibilities of the committee, which include:

•
recommending to our board of directors our general strategy, including, but not limited to, EHS, corporate social responsibility, sustainability, philanthropy, corporate governance, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying and other public policy matters relevant to us (collectively, “ESG Matters”);

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of March 15, 2026, Adi Yarimi, CPA from C.C.R Management and Audit Ltd., is acting as our internal auditor.

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

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see Item 6.B. “Compensation.”

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

As of February, 2026, we had approximately 406 full-time employees, with approximately 173 of those employees being based in the United States and with approximately 233 of those employees being based in Israel. Employee turnover has not had a material impact on our operations to date. None of our employees are represented by a trade or labor union. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

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

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders.” For information as to our equity incentive plans, see Item 6.B “Compensation—Share option plans.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or other rights that are currently exercisable or exercisable within 60 days of March 15, 2026, to be outstanding and to be beneficially owned by the person holding the options or other rights for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 139,444,059.5 ordinary shares outstanding as of March 15, 2026.

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

Principal shareholders	Number of Ordinary Shares	% of Outstanding Shares
Greater than 5% shareholders

Migdal Insurance & Financial Holdings Ltd. (1)	11,195,156.00	8.03%
Harel Insurance Investments & Financial Services Ltd. (2)	14,512,845.30	10.41%
Phoenix Financial Ltd. (3)	12,158,327.88	8.72%
Meitav Investment House Ltd. (4)	9,629,569.00	6.91%
Clal Insurance Enterprises Holdings Ltd. (5)	9,890,141.30	7.09%
Menora Mivtachim Holdings Ltd. (6)	8,155,587.00	5.85%

Directors and executive officers
Adi Leviatan	-	-
Nir Yehuda (7)	37,642.00	0.03%
Amit Paz (8)	265,049.10	0.19%
Ilan Goren (9)	294,341.00	0.21%
Ayelet Cohen Israeli (10)	21,512.00	0.02%
Marko Liposcak (11)	6,401.00	0.01%
Lisa Haimovitz (12)	59,012.00	0.04%
Meron Carr (13)	33,032.00	0.02%
Ziv Shor (14)	53,734.00	0.04%
Itay Banayan	-	-
Gilad Doron	-	-
Gilad Yavetz (15)	1,191,916.10	0.85%
Yair Seroussi (16)	149,116.00	0.11%
Liat Benyamini (17)	3,408.00	0.00%
Michal Tzuk (18)	3,408.00	0.00%
Alla Felder (19)	3,408.00	0.00%
Dr. Shai Weil (20)	18,022.00	0.01%
Yitzhak Betzalel (21)	3,408.00	0.00%
Zvi Furman (22)	3,408.00	0.00%

All executive officers and directors as a group (19 persons)	2,146,817.20	1.53%
___________________
(1)
Pursuant to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on November 13, 2025, consists of 11,195,156 ordinary shares as of September 30, 2025, beneficially owned by Migdal and entities under its control. The address of Migdal is 4 Efal Street, P.O. Box 3063, Petach Tikva, Israel.

(2)
Pursuant to a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on February 9, 2026, consists of 14,512,845.3 ordinary shares as of December 31, 2025, beneficially owned by Harel and entities under its control. In addition, to the Company’s knowledge, Harel holds 6,599,319 units of Series C Debentures. To the Company’s knowledge, the ultimate controlling shareholders of Harel are Mr. Yair Hamburger, Mr. Gideon Hamburger and Ms. Nurit Manor. The address of Harel is Abba Hillel 3, Ramat Gan, Israel.

(3)
To the Company’s knowledge, consists of 12,158,327.88 ordinary shares as of December 31, 2025, beneficially owned by the Phoenix Financial Ltd. (“Phoenix”) and entities under its control. In addition, to the Company’s knowledge, Phoenix holds 69,625,443 units of Series C Debentures and 9,708,364 units of Series H Debentures. The address of Phoenix is Derech Hashalom 53, Givataim, 53454, Israel.

(4)
To the Company’s knowledge, consists of 9,629,569 ordinary shares as of December 31, 2025, beneficially owned by Meitav Investment House Ltd. (“Meitav”) and entities under its control. The address of Meitav is 1 Jabotinski, Bene-Beraq, Israel.

(5)
To the Company’s knowledge, consists of 9,890,141.3 ordinary shares as of December 31 ,2025, beneficially owned by Clal Insurance Enterprises Holdings Ltd. (“Clal”) and entities under its control. In addition, to the Company’s knowledge, Clal holds 22,651,517 units of Series C Debentures and 20,076,069 units of Series H Debentures. The address of Clal is 36 Raul Walenberg St., Tel Aviv, Israel.

(6)
Pursuant to a Schedule 13G filed by Menora Mivtachim Holdings Ltd. (“Menora”) with the SEC on February 11, 2026, consists of 8,155,587 ordinary shares as of December 31, 2025, beneficially owned by Menora and entities under its control. The address of Menora is Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel.

(7)
Consists of (i) 13,890 RSUs held by Mr. Yehuda that vest within 60 days of March 15, 2026, and (ii) 23,752 ordinary shares subject to options held by Mr. Yehuda that are exercisable within 60 days of March 15, 2026.

(8)	Consists of (i) 252,423.1 ordinary shares beneficially owned directly by Mr. Paz, and (ii) 12,626 RSUs held by Mr. Paz that vest within 60 days of March 15, 2026.

(9)
Consists of (i) 9,341 RSUs held by Mr. Goren that vest within 60 days of March 15, 2026, and (ii) 285,000 ordinary shares subject to options held by Mr. Goren that are exercisable within 60 days of March 15, 2026.

(10)
Consists of (i) 6,512 RSUs held by Ms. Cohen Israeli that vest within 60 days of March 15, 2026, and (ii) 15,000 ordinary shares subject to options held by Ms. Cohen Israeli that are exercisable within 60 days of March 15, 2026.

(11)	Consists of 6,401 RSUs held by Mr. Liposcak that vest within 60 days of March 15, 2026.

(12)
Consists of (i) 6,512 RSUs held by Ms. Haimovitz that vest within 60 days of March 15, 2026, and (ii) 52,500 ordinary shares subject to options held by Ms. Haimovitz that are exercisable within 60 days of March 15, 2026.

(13)
Consists of (i) 11,364 RSUs held by Mr. Carr that vest within 60 days of March 15, 2026, and (ii) 21,668 ordinary shares subject to options held by Mr. Carr that are exercisable within 60 days of March 15, 2026.

(14)
Consists of (i) 19,392 RSUs held by Mr. Shor that vest within 60 days of March 15, 2026, and (ii) 34,342 ordinary shares subject to options held by Mr. Shor that are exercisable within 60 days of March 15, 2026.

(15)
Consists of (i) 796,198.1 ordinary shares beneficially owned directly by Mr. Yavetz, (ii) 43,511 RSUs held by Mr. Yavetz that vest within 60 days of March 15, 2026, and (iii) 352,207 ordinary shares subject to options held by Mr. Yavetz that are exercisable within 60 days of March 15, 2026.

(16)
Consists of (i) 7,116 RSUs held by Mr. Seroussi that vest within 60 days of March 15, 2026, and (ii) 142,000 ordinary shares subject to options held by Mr. Seroussi that are exercisable within 60 days of March 15, 2026.

(17)	Consists of 3,408 RSUs held by Ms. Benyamini that vest within 60 days of March 15, 2026.

(18)	Consists of 3,408 RSUs held by Ms. Tzuk that vest within 60 days of March 15, 2026.

(19)	Consists of 3,408 RSUs held by Ms. Felder that vest within 60 days of March 15, 2026.

(20)
Consists of (i) 14,614 ordinary shares beneficially owned directly by Dr. Weil and (ii) 3,408 RSUs held by Dr. Weil that vest within 60 days of March 15, 2026. Not included as beneficially owned by Dr. Weil are 470,091 ordinary shares owned directly by Givon Investments Partnership (GAAS), which is controlled by the Weil family of which Dr. Weil is a part.

(21)	Consists of 3,408 RSUs held by Mr. Betzalel that vest within 60 days of March 15, 2026.

(22)	Consists of 3,408 RSUs held by Mr. Furman that vest within 60 days of March 15, 2026.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.
Voting Rights

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Registered Holders

Based on the information provided to us by our transfer agent as of March 15, 2026, Cede & Co. was the one registered holder of our ordinary shares, holding approximately 11.7% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our ordinary shares nor are they representative of where such beneficial holders reside.

Change in Control Arrangements

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

The following is a description of our related party transactions as defined under Item 7.B. of Form 20-F, since January 1, 2023.

Agreements with Directors and Officers

Employment Agreements. We have entered into written employment agreements with each of our executive officers. See Item 6. “Directors, Senior Management and Employees.”

Awards. Since our inception, we have granted options to purchase our ordinary shares and, since 2023, RSUs to our executive officers and certain of our directors. In February 2025, our board of directors approved the cancellation of certain vested and unvested share options previously granted to employees and officers of the Company and the replacement thereof with RSUs. We describe our option plans under Item 6.B. “Compensation.”

Exculpation, Indemnification and Insurance. Our Articles of Association permit us to exculpate, indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. In addition, our compensation policy permits us to indemnify and insure our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with our directors and office holders undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities that are covered by insurance. In addition, we have also issued an exemption letter to our Chief Executive Officer and each of our directors, exempting them from liability towards the Company under certain limited circumstances. See Item 6.B “Compensation-Employment agreements with executive officers and directors” and Item 6.C. “Board Practices —Exculpation, Insurance and Indemnification of Office Holders.”

Related Party Transaction Policy

We have adopted guidelines and criteria which set forth the policies and procedures for the review and approval or ratification of related party transactions. This policy also classifies certain transactions between us (or a company whose financial statements are consolidated with our financial statements) and either an interested party or controlling shareholder, if any, as “negligible transactions” or “immaterial/material transactions” and the method of approval required in relation to each type of transaction. This policy covers, among others, interested party transactions under the Companies Law, interested party transactions as defined in Part I, Item 7.B. of Form 20-F and transactions between the Company and an interested party, which are material to the Company or the interested party, and any such transactions between the Company and an interested party that are unusual in their nature or conditions.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

We may, from time to time, be involved in litigation and claims arising out of our operations in the ordinary course of business.

In November 2024, one of our subsidiaries commenced two actions in the U.S. against a supplier of battery storage products and its guarantor, based on a breach of contract. These claims, for an amount of approximately $35.8 million, were arbitrated by the American Arbitration Association. The supplier filed counter claims for an amount of approximately $67.3 million. The claims were arbitrated by the American Arbitration Association, while the New York state action was held in abeyance pending resolution of the arbitration. In late 2025, a final arbitration award was rendered by the arbitration panel in which the claims were resolved in favor of our subsidiary and all counterclaims made by the supplier were dismissed. As part of enforcement and collection efforts on the arbitration award being made under the New York state case, a final settlement was filed with the court and the state action was stayed. Enforcement and collection under the settlement agreement remains on-going.

Except as described above, we are not currently a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of any litigation.

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

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Israeli Tax Considerations” for additional information.

B.	Significant Changes

No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this Annual Report.

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

The information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

Furthermore, where an individual claims real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will be taxed at a rate of 30.0%. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate as specified in Section 126 of the Ordinance, which is 23.0% in 2025. Notwithstanding the foregoing, individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - 23% for corporations in 2025 and a marginal tax rate of up to 47% for individuals in 2025.

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
Surtax. Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident, and with respect to a non-Israeli resident, subject to tax treaties not otherwise limiting the applicable tax rate to such non-Israeli resident) are also subject to an additional surtax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding a certain threshold (currently, NIS 721,560 for 2025 through 2027, which amount is linked to the annual change in the Israeli Consumer Price Index (the “Threshold Amount”).

According to legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on “Capital-Sourced Income” (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the Threshold Amount. This additional excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Certain Treasury regulations (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a United States Holder from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. However, the IRS has released notices (the “IRS Notices”) which indicate that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the Foreign Tax Credit Regulations and IRS Notices.

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

Passive Foreign Investment Company Considerations

We will be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on our market capitalization and the current and anticipated composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2025 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, our PFIC status for the year ended December 31, 2025 or the current or any other taxable year is subject to considerable uncertainties. For example, it is expected that our annual PFIC status for any taxable year will depend in large part on the extent to which our gross income from sales of energy is considered to be non-passive income under the Code. Based on the manner in which we operated in the year ended December 31, 2025, currently operate and intend to operate, we believe it reasonable for United States Holders to take the position that our gross income from energy sales is non-passive income.

However, because we outsource to independent contractors certain operation and maintenance functions that may be treated as significant with respect to our projects, there can be no assurance that the IRS or a court will agree with this position. If our income from sales of energy is not treated as derived from an active business, we will likely be a PFIC. Moreover, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of our income and assets, as well as the value of our ordinary shares and assets. The aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading price of our ordinary shares, which could fluctuate significantly. In addition, the extent to which our goodwill will be characterized as an active asset is not entirely clear and we cannot give assurance that the entire amount of our goodwill will be treated as an active asset. It is possible that the IRS may take a contrary position with respect to our PFIC determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2025 or will not be classified as a PFIC in the current taxable year or in the future.

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

We maintain a corporate website at http://www.enlightenergy.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We also make available on our website’s investor relations page at http://www.enlightenergy.com/info/investors, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Interest Rate Risk

Interest-linked instruments carry a degree of interest rate risk. We have long-term debt instruments that subject us to the risk of loss associated with movements in market interest rates. We use interest rate swaps to manage our exposure to fluctuations in interest rates, primarily in the context of our indebtedness. We generally match the tenor and amount of these instruments to the tenor and amount, respectively, of the related debt financing. We also will have exposure to changes in interest rates with respect to the Credit Agreements to the extent that we make draws under the Credit Facilities. See Item 5.B. “Liquidity and Capital Resources—Credit Facilities” and Item 5.B. “Liquidity and Capital Resources—Debentures” for a further description of the terms of our existing financings.

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

A strengthening of 10% in the USD/NIS exchange rate would have increased our cost of sales and operating expenses by approximately 4.9% for the year ended December 31, 2025 and a strengthening of 10% in the USD/EUR exchange rate would have increased our cost of total sales and operating expenses by approximately 3.4%. If the NIS or EUR fluctuate significantly against the U.S. dollar, it may have a negative impact on our results of operations.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

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

Item 16B. Code of Ethics

We have adopted and we annually ratify our Code of Ethics and Conduct, which applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B. of 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Ethics and Conduct is available on our website at https://enlightenergy.com/our-code-of-ethics/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

We granted no waivers under our Code of Ethics and Conduct in fiscal year 2025.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Enlight Renewable Energy Ltd. at December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, appearing in this Annual Report have been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, located in Tel Aviv, Israel, PCAOB ID 1057. The current address of Somekh Chaikin is 17 Ha’arba’a Street, Tel Aviv 61070, Israel.

The table below sets out the total amount of services rendered to us by Somekh Chaikin, a member firm of KPMG International and another participating KPMG member firm, for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	Year Ended December 31,
	2025	2024
	(in thousands)
Audit Fees	$892	$861
Tax Fees	238	128
Total	$1,130	$989

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for these years. For the year ending December 31, 2024, our auditors performed, for the first time, an integrated audit of our financial statement and our internal controls as required under the Sarbanes-Oxley Act.

Tax Fees

Tax fees for the years ended December 31, 2025 and 2024 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

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

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. They are, however, subject to the obligations to report transactions in Company securities pursuant to Section 16(a) of the Exchange Act and certain changes in share ownership under Section 13 of the Exchange Act.

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

Item 16K. Cybersecurity

Risk Management and Strategy

Our cybersecurity strategy emphasizes detection, protection, analysis, and rapid recovery from cybersecurity threats, while increasing our resilience against cybersecurity incidents and effective management of cybersecurity risks and events as they arise. Cybersecurity threat management forms an integral part of our broader enterprise risk management process and constitutes a core component of strong and responsible corporate governance. Our strategy is built on two verticals across three continents, namely protection of our operational assets (generation and storage) and protection of the organizational network, each across MENA, Europe, and the U.S.

Based on this, Enlight’s cybersecurity strategy:

•	Adheres to multiple regulatory frameworks, based on geography and vertical (including but not limited to NERC‑CIP, NIS2, NIST, and the Israeli MOE Cyber Regulation);

•	Maps known or potential threats, from acts of terror to corporate espionage; and

•	Augments existing regulatory safeguards with an enhanced security layer, utilizing a detailed severity probability matrix to ensure optimal protection.

In addition, our cybersecurity program incorporates the following specific elements:

•
Strict compliance with applicable regulatory standards across Israel, Europe, and the United States, in each case seeking to apply the highest standard (including NERC, NIS2, NIST CSF 2.0, NERC‑CIP, CIRCIA, and Israeli Ministry of Energy and Israel National Cyber Directorate regulations).

•	Protection of all IT and OT systems across our assets and internal organizational networks to ensure information security, operational control, data‑privacy protection, and business continuity.

•
Periodic internal risk assessments and bi-annual external risk assessments by independent experts (covering both IT and OT), including regulatory compliance, gap‑analysis reports, and internal audit reviews.

•
Development of cyber‑defense programs to help ensure detection of unauthorized access to our systems, continuous monitoring of system vulnerabilities through proactive penetration testing, organizational readiness for cyber events, operational resiliency during incidents, and rapid recovery.

•
Implementation of effective risk‑management procedures, including identification, monitoring, intrusion mapping, activation of an incident‑response team, structured reporting to management and the board of directors, post‑incident investigation, and documenting and implementing lessons learned to our overall strategy.

Cyberattack risk assessments include evaluation of facility size, intrusion frequency, geography and potential impact, including possible harm to organizational systems and those of our business partners. Based on assessed risk levels, we develop appropriate prevention and mitigation plans. For high‑risk systems, risk surveys and penetration tests are conducted at least annually and following a major system change or data‑breach event. Other systems are tested at varying intervals according to their sensitivity. These regular risk assessments are conducted either internally or by qualified third‑party service providers. In addition, from time to time, the Israeli Ministry of Energy reviews our network vulnerability to cybersecurity risks and provides us with findings and instructions on how to improve our network protection and resilience.

Exposure of our data and systems to external parties is minimized and generally granted on a need‑to‑know basis.

Employees receive information‑security training upon hiring and annually, with additional dedicated training for employees with access to sensitive Company systems and information. The Company’s training includes phishing simulations, ransomware‑event drills, and business‑continuity exercises. Employees are required to complete the training through educational software, and we monitor completion. We also leverage partnerships, industry and government associations, third‑party benchmarking, results from regular internal and third‑party audits, threat‑intelligence feeds, and other similar resources to inform our cybersecurity processes and allocate resources.

In 2025, we engaged independent, leading third‑party consultants to assist in assessing, enhancing, implementing, and monitoring comprehensive cybersecurity risk‑management programs, regular system‑resilience maintenance, and responding to any incidents. The consultant also prepared a protection plan based on the said risk analysis.

In addition, we have implemented a requirement for our suppliers to adopt security‑control principles based on industry‑recognized standards, and we maintain a due‑diligence procedure for engagement with third parties across our supply chain, as well as in connection with partnerships, acquisitions, and business integrations. Under these procedures, we assess the compliance of such parties with relevant regulations and with our information‑security and privacy‑protection standards. As our portfolio of projects has increased in size, the size and scope of our technology footprint has similarly increased, and we have had to improve and expand our IT and OT defensive infrastructure. For example, in 2024 we enhanced the security of our corporate servers, added better Multi‑Factor Authentication to our Virtual Private Networks, implemented a new Network Access Control solution, and connected our office network to a specified SIEM/SOC service.

In recent years, our assets in Israel have become more vulnerable due to ongoing regional conflicts. Since the recent outbreak of renewed hostilities involving Hamas, Hezbollah, and Iran, we have identified an increase in attempted cybersecurity attacks on energy facilities in the Middle East, including in Israel. We have adjusted our alertness levels, monitoring, and tracking of intrusion attempts to help ensure safety of critical‑asset endpoint systems. In addition, we have obtained appropriate insurance coverage for cyber‑related events for the majority of our Israeli assets, particularly for our critical facilities.

We utilize artificial‑intelligence tools in our business operations, which may increase information‑security and cyber‑risk exposure. We have implemented and will continue to implement protective measures to safeguard our assets and organizational networks against such emerging risks.

Cybersecurity Incidents

We have not identified any material impact on our business stemming from cybersecurity threats, including from any concrete cybersecurity incidents. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Cyberattacks are expected to accelerate globally in frequency and magnitude, and global threat actors and terrorists have targeted and will continue to target companies and projects such as ours that operate in the energy and infrastructure sectors, including through disruptive attacks such as ransomware. In 2024, we experienced a cyber incident which we classified as immaterial because it caused no damage to the Company, its data, or its infrastructure. In 2026, there was a suspected cybersecurity penetration of limited and minor significance of the physical security network operated by a third-party contractor at two of our generation sites. The physical security network stands separate from our operational network, which to the best of our knowledge, was not infiltrated.

Governance

Our board of directors has overall responsibility for risk oversight, with its committees assisting the board in performing this function based on their respective areas of expertise. Our board of directors has delegated certain oversight of risks related to cybersecurity to our audit committee. Key aspects of the board’s role include: Cybersecurity Policy development and approval, risk management, budgetary approval, compliance oversight, crisis management including ransomware events, and continuous improvement.

Ms. Michal Ma’aravi, our Chief Information Systems Officer (CISO), is formally designated as the Company’s CISO under our internal governance framework and is responsible for overseeing the implementation of our Cybersecurity Policy. Ms. Ma’aravi has served as our CISO since 2022 and has completed an external 300‑hour training program for CISOs. In the course of performing her duties as our CISO, Ms. Ma’arravi makes use of services provided by third-party CISO experts.

In cases of significant cybersecurity events, the CISO notifies our Chief Operating Officer, who notifies our Chief Executive Officer. In each such case, the IT team reviews the incident and suggests a remediation plan. In the event of a potentially material cybersecurity event, the chair of the audit committee is notified and briefed, and meetings of the audit committee and/or full board of directors are held, as appropriate. We maintain an incident response team which is responsible for coordinated response, containment, investigation, documentation, and communication during cybersecurity events.

Our CISO periodically briefs the audit committee and board of directors on information technology and data analytics matters, including cybersecurity risks, practices, and real-time reports on cybersecurity incidents. The audit committee and/or the Chief Executive Officer brief the full board of directors on cybersecurity matters discussed during audit committee meetings.

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

Item 19. Exhibits

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Amended and Restated Articles of Association of the Registrant	F-1	333-269311	3.2	1/20/2023

2.1	Description of Securities	20-F	001-41613	2.1	3/28/2025

2.2	Specimen share certificate	F-1	333-269311	4.1	1/20/2023

4.1#†	Form of Indemnification Agreement	F-1	333-269311	10.1	1/20/2023

4.2#†	Form of Exculpation Letter	20-F	001-41613	4.2	3/28/2025

4.3#†	2010 Employee Option Allocation Plan	20-F	001-41613	4.2	3/30/2023

4.4#†	Amendment 1 to the 2010 Employee Option Allocation Plan	F-1	333-269311	10.3	1/20/2023

4.5#†	Amendment 2 to the 2010 Employee Option Allocation Plan	20-F	001-41613	4.4	3/28/2024

4.6†	U.S. Sub-Plan to 2010 Employee Option Allocation Plan	F-1	333-269311	10.4	1/20/2023

4.7†	First Amendment to U.S. Sub-Plan to 2010 Employee Option Allocation Plan	20-F	001-41613	4.6	3/28/2024

4.8#†	Compensation Policy for Directors and Officers	6-K	001-41613	99.1	8/7/2025

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

8.1	List of subsidiaries of the Registrant					*

11.1	Insider Trading Policy					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

15.1	Consent of Somekh Chaikin, member firm of KPMG International					*

97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-41613	99.7	3/28/2024

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set					*

*	Filed herewith.

**	Furnished herewith.

#	Unofficial English translation from Hebrew original.

†	Indicates management contract or compensatory plan or arrangement.

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

ENLIGHT RENEWABLE ENERGY LTD.

Date: March 30, 2026	By:	/s/ Adi Leviatan
	Name:	Adi Leviatan
	Title:	Chief Executive Officer

Enlight Renewable Energy Ltd.

Consolidated Financial Statements
For the Year Ended
December 31, 2025

Enlight Renewable Energy Ltd.

Financial Statements as of December 31, 2025

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Enlight Renewable Energy Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Enlight Renewable Energy Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income  and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2C to the consolidated financial statements, during 2025, the Company has elected to change its method for the classification of interest paid to cash flows used in financing activities and interest received to cash flows from investing activities.

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

Capitalization of deferred costs in respect of projects

As discussed in Note 2(E) to the consolidated financial statements, deferred costs in respect of projects are costs which were accrued for the development of projects, and for which it is probable that economic benefits will derive to the Company in the future and the costs can be measured reliably. In assessing whether such expenditures can be capitalized, the Company evaluates, among other factors, the likelihood in succeeding to develop a project, the progress phase in the development, the Company's experience in similar projects, and whether there are other obstacles that might affect the probability to successfully develop. As of December 31, 2025, the Company has USD 235,615 thousands of deferred costs in respect of projects.

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

March 30, 2026

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Enlight Renewable Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2025	2024
	Note	USD in thousands	USD in thousands
Assets

Current assets
Cash and cash equivalents	5	528,497	387,427
Restricted cash		409,424	87,539
Trade receivables		95,118	50,692
Other receivables	6	62,286	99,651
Other financial assets	27	524	975
Assets of disposal groups classified as held for sale	7	-	81,661
Total current assets		1,095,849	707,945

Non-current assets
Restricted cash		130,358	60,802
Other long-term receivables		64,349	61,045
Deferred costs in respect of projects		235,615	357,358
Deferred borrowing costs		1,749	276
Loans to investee entities		85,131	18,112
Investments in equity accounted investees		59,310	-
Fixed assets, net	9	6,281,418	3,699,192
Intangible assets, net	10	303,971	291,442
Deferred taxes assets	15	4,692	10,744
Right-of-use asset, net	26	225,495	210,941
Financial assets at fair value through profit or loss	27	83,582	69,216
Other financial assets	27	58,383	59,812
Total non-current assets		7,534,053	4,838,940

Total assets		8,629,902	5,546,885

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Financial Position as of December 31 (Cont.)

		2025	2024
	Note	USD in thousands	USD in thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other financial institutions	12	884,120	212,246
Trade payables		137,230	161,991
Other payables	11	405,741	107,825
Current maturities of debentures	13	173,571	44,962
Current maturities of lease liability	26	12,396	10,240
Other financial liabilities	27	16,147	8,141
Liabilities of disposal groups classified as held for sale	7	-	46,635
Total current liabilities		1,629,205	592,040

Non-current liabilities
Debentures	13	477,315	433,994
Convertible debentures	13	273,801	133,056
Loans from banks and other financial institutions	12	2,981,786	1,996,137
Loans from non-controlling interests		86,946	75,598
Financial liabilities through profit or loss	27	26,946	25,844
Other financial liabilities	27	378,303	107,865
Deferred taxes liabilities	15	77,688	41,792
Deferred income related to tax equity		370,734	403,384
Employee benefits		1,645	1,215
Lease liability	26	231,135	211,941
Asset retirement obligation		99,460	83,085
Total non-current liabilities		5,005,759	3,513,911

Total liabilities		6,634,964	4,105,951

Equity
Ordinary share capital	16	3,711	3,308
Share premium	16	1,319,716	1,028,532
Capital reserves		99,311	25,273
Proceeds on account of convertible options		25,380	15,494
Accumulated profit		240,023	107,919
Equity attributable to shareholders of the Company		1,688,141	1,180,526
Non-controlling interests		306,797	260,408
Total equity		1,994,938	1,440,934

Total liabilities and equity		8,629,902	5,546,885

Gilad Yavetz	Adi Leviatan	Nir Yehuda
Chairman of the Board of Directors	CEO	CFO

Approval Date of the Financial Statements: March 30, 2026

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Income and Other Comprehensive Income

		2025	2024	2023
	Note	USD in thousands	USD in thousands	USD in thousands
Revenues	19	488,596	377,935	255,702
Tax benefits	20	93,668	20,860	5,440

Total revenues and income		582,264	398,795	261,142

Cost of sales (*)	21	(134,381)	(80,696)	(52,794)
Depreciation and amortization		(149,922)	(108,889)	(65,796)
General and administrative expenses	22	(57,955)	(38,847)	(31,356)
Development expenses	23	(12,190)	(11,601)	(6,347)

Total operating expenses		(354,448)	(240,033)	(156,293)

Gains from projects disposals	30A(3)	96,431	601	9,847
Other income, net	24	7,931	16,172	43,447

Operating profit		332,178	175,535	158,143

Finance income	25A	40,851	20,439	36,799
Finance expenses	25B	(164,730)	(107,844)	(68,143)

Total finance expenses, net		(123,879)	(87,405)	(31,344)

Profit before tax and equity loss		208,299	88,130	126,799

Share of losses of equity accounted investees		(3,722)	(3,350)	(330)

Profit before income taxes		204,577	84,780	126,469

Taxes on income	15B	(43,875)	(18,275)	(28,428)

Profit for the year		160,702	66,505	98,041

Other comprehensive income (loss):
Amounts which will be classified in the future under profit or loss, net of tax:
Foreign currency translation differences for foreign operations		(135,195)	(40,298)	53,663
Effective portion of changes in fair value of cash flow hedges, net	27	(10,175)	(13,684)	15,929
Other comprehensive loss item that will not be transfer to profit or loss:
Presentation currency translation adjustment		237,375	(7,630)	(41,678)

Total other comprehensive income (loss) for the year		92,005	(61,612)	27,914

Total comprehensive profit for the year		252,707	4,893	125,955

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Income and Other Comprehensive Income (Cont.)

		2025	2024	2023
	Note	USD in thousands	USD in thousands	USD in thousands
Profit for the year attributed to:

Owners of the Company		132,104	44,209	70,924
Non-controlling interests		28,598	22,296	27,117

		160,702	66,505	98,041

Other Comprehensive income (loss) for the year attributed to:
Owners of the Company		189,127	(477)	92,183
Non-controlling interests		63,580	5,370	33,772

		252,707	4,893	125,955

Earnings per ordinary share (in USD) with a par value of NIS 0.1, attributable to owners of the parent Company:	17
Basic earnings per share		1.07	0.37	0.61
Diluted earnings per share		1.00	0.36	0.57

Weighted average of share capital used in the calculation of earnings:

Basic per share		123,717,373	118,293,556	115,721,346

Diluted per share		132,619,069	123,312,565	123,861,293

(*) Excluding depreciation and amortization

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity

		For the year ended December 31, 2025
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders (1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated profit (loss)	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2025	3,308	1,028,532	15,494	5,378	(23,854)	56,690	25,629	26,382	(64,952)	107,919	1,180,526	260,408	1,440,934

Profit for the year	-	-	-	-	-	-	-	-	-	132,104	132,104	28,598	160,702

Other comprehensive income:
Fair value changes of financial instruments used for cash flow hedging, net of tax	-	-	-	-	-	-	(7,371)	-	-	-	(7,371)	(2,804)	(10,175)
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	(133,030)	-	-	(133,030)	(2,165)	(135,195)
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	197,424	-	197,424	39,951	237,375

Total other comprehensive loss for the year	-	-	-	-	-	-	(7,371)	(133,030)	197,424	-	57,023	34,982	92,005

Total comprehensive income (loss) for the year	-	-	-	-	-	-	(7,371)	(133,030)	197,424	132,104	189,127	63,580	252,707

Issuance of shares, net	340	290,358	-	-	-	-	-	-	-	-	290,698	-	290,698
Issuance of convertible debentures	-	-	9,957	-	-	-	-	-	-	-	9,957	-	9,957
Share-based payment	-	-	-	-	-	17,573	-	-	-	-	17,573	-	17,573
Exercise of options into shares	53	-	-	-	-	-	-	-	-	-	53	-	53
Conversion of debentures into shares	10	826	(71)	-	-	-	-	-	-	-	765	-	765
Increase in ownership rate interest within control	-	-	-	-	(558)	-	-	-	-	-	(558)	16	(542)
Sale of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(201)	(201)
Dividends and distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(29,805)	(29,805)
Investment in consolidated entity	-	-	-	-	-	-	-	-	-	-	-	12,799	12,799

	403	291,184	9,886	-	(558)	17,573	-	-	-	-	318,488	(17,191)	301,297

Balance as of December 31, 2025	3,711	1,319,716	25,380	5,378	(24,412)	74,263	18,258	(106,648)	132,472	240,023	1,688,141	306,797	1,994,938

(1)	The Capital reserves as of December 31, 2025 total to USD 99,311 thousands

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Changes in Equity (Cont.)

		For the year ended December 31, 2024
		Owners of the parent company
				Capital reserves
	Share capital	Share premium	Proceeds on account of convertible options	Controlling shareholders (1)	Transactions with non-controlling interests (1)	Transactions Share-based payment (1)	Hedge Reserve (1)	Translation reserve from foreign operation (1)	Translation reserve from currency Presentation (1)	Accumulated profit (loss)	Total attributable to the owners of the company	Non-controlling interests	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Balance as of January 1, 2024	3,293	1,028,532	15,494	5,378	(22,243)	42,850	33,356	57,139	(58,750)	63,710	1,168,759	267,198	1,435,957

Profit for the year	-	-	-	-	-	-	-	-	-	44,209	44,209	22,296	66,505

Other comprehensive income:
Fair value changes of financial instruments used for cash flow hedging, net of tax	-	-	-	-	-	-	(7,727)	-	-	-	(7,727)	(5,957)	(13,684
Exchange differences due to translation of foreign operations	-	-	-	-	-	-	-	(30,757)	-	-	(30,757)	(9,541)	(40,298
Other comprehensive income item that will not be transfer to profit or loss:
Presentation currency translation adjustment	-	-	-	-	-	-	-	-	(6,202)	-	(6,202)	(1,428)	(7,630)

Total other comprehensive loss for the year	-	-	-	-	-	-	(7,727)	(30,757)	(6,202)	-	(44,686)	(16,926)	(61,612

Total comprehensive income (loss) for the year	-	-	-	-	-	-	(7,727)	(30,757)	(6,202)	44,209	(477)	5,370	4,893

Share-based payment	-	-	-	-	-	13,840	-	-	-	-	13,840	-	13,840
Exercise of options into shares	15	-	-	-	-	-	-	-	-	-	15	-	15
Increase in ownership rate interest within control	-	-	-	-	(1,611)	-	-	-	-	-	(1,611)	355	(1,256)
Exercise of loans into equity	-	-	-	-	-	-	-	-	-	-	-	12,373	12,373
Sale of consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	469	469
Dividends and distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(25,536)	(25,536)
Investment in consolidated entity	-	-	-	-	-	-	-	-	-	-	-	179	179

	15	-	-	-	(1,611)	13,840	-	-	-	-	12,244	(12,160)	84

Balance as of December 31, 2024	3,308	1,028,532	15,494	5,378	(23,854)	56,690	25,629	26,382	(64,952)	107,919	1,180,526	260,408	1,440,934

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

(1)	The Capital reserves as of December 31, 2023 total to USD 30,469 thousands

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows

	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Cash flows from operating activities
Profit for the year	160,702	66,505	98,041

Income and expenses not associated with cash flows:
Depreciation and amortization	149,922	108,889	65,796
Finance expenses, net	118,680	83,560	28,805
Share-based compensation	10,470	8,360	4,970
Taxes on income	43,875	18,275	28,428
Tax benefits	(89,437)	(20,860)	(5,440)
Other income, net	4,922	(4,362)	(46,989)
Company’s share in losses of investee partnerships	3,722	3,350	330
Gains from projects disposals	(96,431)	(601)	-
	145,723	196,611	75,900

Changes in assets and liabilities items:
Change in other receivables	(1,866)	12,261	(3,241)
Change in trade receivables	(27,366)	(9,892)	(2,841)
Change in other payables	14,546	294	6,382
Change in trade payables	5,179	746	15,474
	(9,507)	3,409	15,774

Income Tax paid	(14,270)	(11,246)	(12,236)
Repayment of contract assets	-	-	14,120

Net cash flows from operating activities	282,648	255,279	191,599

Cash flows from investing activities
Sale (acquisition) of consolidated companies, net (Annex A)	34,295	1,871	(6,975)
Changes in restricted cash and bank deposits, net	(378,648)	29,959	(53,131)
Purchase, development and construction in respect of projects	(1,812,570)	(899,257)	(730,976)
Payments on account of acquisition of consolidated Company	(6,543)	(32,777)	(5,728)
Interest receipts (*)	14,795	12,684	12,490
Loans provided and investment in investees	(56,255)	(26,531)	(41,615)
Repayment of loans to investees	30,815	87	13,441
Loans provided to non-controlling interests	(297)	-	-
Purchase of financial assets measured at fair value through profit or loss, net	(6,475)	(14,719)	26,919

Net cash used in investing activities	(2,180,883)	(928,683)	(785,575)

(*) See Note 2C for additional information regarding the change in presentation of interest receipts and interest paid

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows (Cont.)

	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Cash flows from financing activities
Receipt of loans from banks and other financial institutions	1,783,974	939,627	623,927
Repayment of loans from banks and other financial institutions	(505,360)	(699,584)	(203,499)
Interest paid (*)	(86,860)	(74,891)	(54,469)
Issuance of debentures	125,838	177,914	83,038
Issuance of convertible debentures	114,685	-	-
Repayment of debentures	(47,545)	(26,016)	(14,735)
Dividends and distributions by subsidiaries to non-controlling interest	(29,805)	(25,536)	(13,328)
Proceeds from investments by tax-equity investors	440,484	410,845	198,758
Repayment of tax equity investment	(13,609)	(839)	(82,721)
Deferred borrowing costs	(68,225)	(21,637)	(1,984)
Receipt of loans from non-controlling interests	182	-	274
Repayment of loans from non-controlling interests	(858)	(2,960)	(1,485)
Increase in holding rights of consolidated entity.	(1,392)	(169)	-
Issuance of shares	290,698	-	266,451
Exercise of share options	53	15	9
Repayment of lease liability	(8,580)	(5,852)	(4,848)
Proceeds from investment in entities by non-controlling interest	12,799	179	5,448

Net cash from financing activities	2,006,479	671,096	800,836

Increase (decrease) in cash and cash equivalents	108,244	(2,308)	206,860

Balance of cash and cash equivalents at beginning of year	387,427	403,805	193,869

Changes in cash of disposal groups classified as held for sale	-	(5,753)	-

Effect of exchange rate fluctuations on cash and cash equivalents	32,826	(8,317)	3,076

Cash and cash equivalents at end of year	528,497	387,427	403,805

(*) See Note 2C for additional information regarding the change in presentation of interest receipts and interest paid

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Consolidated Statements of Cash Flows (Cont.)

	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands

Annex A – Acquisition (sale) of Consolidated Companies, net
Working capital (except for cash and cash equivalents)	1,608	(10,988)	14,086
Restricted cash	-	-	(822)
Fixed assets	1,082	49,831	(18,730)
Intangible assets	6,125	4,024	7,965
Deferred costs in respect of projects	-	3,681	2,348
Deferred taxes	-	(536)	(6)
Investment in investee	51,982	105	(98)
Assets of disposal groups classified as held for sale	(81,661)	-	-
Liabilities of disposal groups classified as held for sale	46,635	-	-
Right-of-use asset and lease liability, net	-	-	147
Loans from banks and other financial institutions	-	-	18,588
Loan to investee	36,164	(46,350)	(17,391)
Loan from non-controlling interests	-	(1,167)	1,083
Non-controlling interests	201	(471)	(195)
Gain on loss of control in subsidiary	(96,431)	-	-
Total consideration which was received (paid), after deducting cash in consolidated companies	(34,295)	(1,871)	6,975

Annex B - Material Non-Cash Investing and Financing Activities

During the year 2025, the Company was engaged in development and construction of projects of which a total of approximately USD 291.2 million were financed through supplier credit.

The notes to the consolidated financial statements are an integral part thereof.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

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

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 30, 2026.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 1 – General (Cont.)

G.	Exchange rates and linkage base (Cont.)

(2)	Balances linked to the Israeli Consumer Price Index (hereinafter: the “CPI”) are presented according to the last known index on the balance sheet data (hereinafter: the “Known Index”).

(3)	Presented below are data regarding the EUR, HUF and NIS exchange rates, and regarding the CPI:

	Representative exchange rate			CPI(*)
	EUR	NIS	HUF	Known index
	(USD to 1)			In points
Date of the financial statements:
As of December 31, 2025	1.174	0.313	0.0026	120.4
As of December 31, 2024	1.041	0.274	0.0025	117.6

	%	%	%	%
Rates of change:
For the year ended:
As of December 31, 2025	12.8	14.2	4	2.4
As of December 31, 2024	3.5	10	(13.8)	3.4

(*)	Base: 2012 average = 100.

Note 2 - Material Accounting Policies

A.	Foreign currency

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

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

C.	Classification of taxes and dividends payments, dividends receipts and Change in the accounting policy for Interest paid and received in the statement of cash flows

The Group classifies cash flows in respect of income taxes as cash flows used in operating activities, unless these are readily identifiable as cash flows used in investing or financing activities. Dividends that are paid by the Group are classified as cash flows from financing activities.

Until December 31, 2024, interest paid and interest received were presented within cash flows from operating activities in the Consolidated Statements of Cash Flows. In accordance with IAS 7 Statement of Cash Flows, entities are permitted to classify interest paid and interest received as operating, investing, or financing cash flows, provided that the selected classification is applied consistently from period to period.

During 2025, management elected to change the classification of interest paid to cash flows used in financing activities and interest received to cash flows from investing activities. Management believes that this change in presentation provides a more comprehensive view of the cost of financing the Company's operations and better reflects management’s view of the financing nature of these transactions.

Accordingly, comparative information has been retrospectively adjusted to reflect this change in accounting policy in the Consolidated Statements of Cash Flows, as presented below:

	For the year ended
	December 31, 2024
	As reported	Adjustments	As adjusted
Net cash from operating activities	193,072	62,207	255,279
Net cash used in investing activities	(941,367)	12,684	(928,683)
Net cash from financing activities	745,987	(74,891)	671,096
Decrease in cash and cash equivalents	(2,308)	-	(2,308)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 2 - Material Accounting Policies (Cont.)

C.	Classification of taxes and dividends payments, dividends receipts and Change in the accounting policy for Interest paid and received in the statement of cash flows (Cont.)

	For the year ended
	December 31, 2023
	As reported	Adjustments	As adjusted
Net cash from operating activities	149,620	41,979	191,599
Net cash used in investing activities	(798,065)	12,490	(785,575)
Net cash from financing activities	855,305	(54,469)	800,836
Decrease in cash and cash equivalents	206,860	-	206,860

D.	Fixed assets

(1)	General

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

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

Notes to the Financial Statements as of December 31, 2025

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 3 - New Financial Reporting Standards, Published Interpretations, and Amendments to Standards

a)	New standards, amendments to standards and interpretations not yet been adopted

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

Notes to the Financial Statements as of December 31, 2025

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
		Amortization of development costs to the statement of income.	See Note 2E regarding deferred project costs.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 5 - Cash and Cash Equivalents

	December 31	December 31
	2025	2024
	USD in thousands	USD in thousands
Cash in banks	379,460	251,586
Short term deposits	149,037	135,841

	528,497	387,427

Note 6 - Other Receivables

	December 31	December 31
	2025	2024
	USD in thousands	USD in thousands

Government institutions	18,252	11,881
Other receivables	10,020	7,444
Prepaid expenses	34,014	80,326

	62,286	99,651

Note 7 – Assets and liabilities of disposal group held for sale

Cluster of operational and pre-construction PV project partnerships in Israel were presented as a disposal group held for sale following the intention of the Company’s management, to sell partial holding in these entities. The sale has been completed during the first quarter of 2025, for additional information please see Note 30A(3). The disposal group of sale is represented in the consolidated statements of financial position at their carrying amount as the fair value less the costs of sell is higher. As of December 31, 2024 the disposal group comprised assets of USD 81,661 thousand less liabilities of USD 46,635 thousand.

Assets of disposal group classified as held for sale

	December 31	December 31
	2025	2024
	USD in thousands	USD in thousands

Cash and cash equivalents	-	5,753
Trade receivables	-	298
Other receivables	-	604
Restricted cash	-	1,826
Fixed assets, net	-	70,186
Right-of-use asset, net	-	2,994

	-	81,661

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 7 – Assets and liabilities of disposal group held for sale (Cont.)

Liabilities of disposal group classified as held for sale

	December 31	December 31
	2025	2024
	USD in thousands	USD in thousands

Trade payables	-	18
Other payables	-	6,015
Loans from banks and other financial institutions	-	36,975
Loans from non-controlling interests	-	141
Lease liability	-	2,789
Excess of liabilities over assets in investees	-	697

	-	46,635

Note 8 - Investments in Investee Entities

A.	Consolidated entities:

1)	Business combinations

Signing of an agreement to acquire a company in the solar energy and energy storage segment in the United States - Clēnera LLC

On August 2, 2021, the Company acquired 90.1% of the holdings in Clēnera LLC (hereinafter: “Clēnera”), for a total value of up to USD 433 million.

Transaction structure

1.	The Company, through a wholly controlled American subsidiary, acquired the seller’s holdings, while the two founders will maintain a minority stake of 9.9%.

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

Update of the liabilities in respect of Earn Out consideration and put option in connection with the transaction to acquire Clēnera LLC

According to changes in the Company’s estimations regarding the projected operation date of a limited number of projects and according to an update to the agreement signed on December 2022, the Company reduced the estimations for the value of the Earn Out consideration in the amount of approximately USD 8.8 million and USD 28.8 million in 2024 and 2023 respectively, and reduced the value in respect of the put option in the amount of approximately USD 0.3 million and USD 5.9 million in 2024 and 2023 respectively.

The total impact amounted to approximately USD 9.1 million and USD 34.7 million in 2024 and 2023 respectively, included in “Other income net” in the Consolidated statements of income.

As of 2025, the Company no longer has Earn Out consideration liability in the Consolidated Statements of Financial Position.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 8 - Investments in Investee Entities (Cont.)

A.	Consolidated entities: (Cont.):

2)	Details of material consolidated entities which are held by the Company:

Entity name	Country of incorporation	Effective stake in equity interests consolidated entity
		As of December 31
		2025	2024
		%	%
Eshkol Havatzelet - Halutziot - Enlight L.P. (hereinafter: “Halutziot”)	Israel	90	90
Mivtachim Green Energies Ltd. (hereinafter: “Mivtachim”)	Israel	100	100
Talmei Bilu Green Energies Ltd. (hereinafter: “Talmei Bilu”)	Israel	100	100
Emek HaBacha Wind Energy Ltd. (hereinafter: “Emek HaBacha”)	Israel	40.85	40.85
Ruach Beresheet L.P. (hereinafter: “Ruach Beresheet”)	Israel	54	54
Enlight Sde Nitzan L.P., Enlight Ein Habesor L.P., Enlight Maccabi L.P., Enlight Maccabi 2 L.P., Enlight Revivim Ein Gedi L.P., Orsan Energy 3 L.P., A.N. Faran Solar L.P., Enlight Reim Renewable Energy L.P., A.N Mahanim L.P., Enlight Lavi L.P. (altogether hereinafter: "PV+Storage ")
	Israel	50.1-100	50.1-100
Enlight Baron Floating Energy L.P.	Israel	100	100
Enlight Enterprise L.P.	Israel	100	100
Enlight Finance L.P.	Israel	100	100
Vjetroelektrana Lukovac d.o.o (Co-Op subsidiary, hereinafter: “Lukovac”)	Croatia	50.1	50.1
EW-K-Wind d.o.o (Co-Op subsidiary, hereinafter: “EWK”)	Serbia	50.1	50.1
SOWI Kosovo LLC (hereinafter: “SOWI”)	Kosovo	60	60
Vindpark Malarberget I Norberg AB (hereinafter: “Picasso”)	Sweden	68.8	68.8
Generacion Eolica Castilla La Mancha Sl (hereinafter: “Gecama”)	Spain	71.99	71.99
Björnberget Vindkraft AB (R) (hereinafter: “Bjornberget”)	Sweden	55.18	55.18
Enlight K2-Wind doo Belgrade-Novi Belgrade (hereinafter: "Pupin")	Serbia	100	100
Clēnera LLC an American holding company that fully owns PV and storage projects entities in the US	USA	90.1	90.1

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 8 - Investments in Investee Entities (Cont.)

B.	Subsidiaries entities in which the non-controlling interests are material:

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

As of December 31, 2025, the Company has no non-controlling interests that meet the threshold for reporting as material non-controlling interests.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 8 - Investments in Investee Entities (Cont.)

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 9 - Fixed Assets

Composition and changes:

	2025
	PV + Storage	Wind farms	Others	Total
	USD in thousands
Cost:
As of January 1, 2025	1,905,172	1,992,516	18,852	3,916,540
Additions	2,339,305	18,800	3,943	2,362,048
Translation differences	128,183	260,782	1,200	390,165
Cost as of December 31, 2025	4,372,660	2,272,098	23,995	6,668,753

Accumulated depreciation:
As of January 1, 2025	47,386	165,752	4,210	217,348
Depreciation expenses	58,822	74,866	1,920	135,608
Translation differences	8,774	25,076	529	34,379
Accumulated depreciation as of December 31, 2025	114,982	265,694	6,659	387,335

Carrying value as of December 31, 2025	4,257,678	2,006,404	17,336	6,281,418

	2024
	PV + Storage	Wind farms	Others	Total
	USD in thousands
Cost:
As of January 1, 2024	1,179,394	1,894,508	8,114	3,082,016
Additions	666,740	183,839	10,774	861,353
Initial consolidation	49,831	-	-	49,831
Reclassification from contract assets according to IFRIC 12 (*)	99,416	-	-	99,416
Classification to disposal group held for sale (**)	(77,911)	-	-	(77,911)
Translation differences	(12,298)	(85,831)	(36)	(98,165)
Cost as of December 31, 2024	1,905,172	1,992,516	18,852	3,916,540

Accumulated depreciation:
As of January 1, 2024	25,590	106,179	2,878	134,647
Depreciation expenses	30,675	65,948	1,360	97,983
Classification to disposal group held for sale (**)	(7,725)	-	-	(7,725)
Translation differences	(1,154)	(6,375)	(28)	(7,557)
Accumulated depreciation as of December 31, 2024	47,386	165,752	4,210	217,348

Carrying value as of December 31, 2024	1,857,786	1,826,764	14,642	3,699,192

(*)	At the beginning of 2024, the Company reclassified cluster of PV projects in Israel from contract assets to fixed assets due to significant changes to terms of the concession agreement.

(**)
At the end of 2024, the Company reclassified a cluster of PV + Storage projects in Israel to disposal group held for sale according to the Company’s intention of selling the projects, for additional information please see Note 7.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 10 - Intangible Assets

A.	Composition and changes

	Electricity supply agreements and concession agreements	Goodwill	Total
	USD in thousands
Cost
Balance as of January 1, 2024	149,242	148,128	297,370
Initial consolidation	3,346	662	4,008
Additions	9,556	-	9,556
Translation differences	(6,896)	9	(6,887)

Balance as of December 31, 2024	155,248	148,799	304,047

Initial consolidation	6,125	-	6,125
Disposals	(2,070)	-	(2,070)
Translation differences	15,096	96	15,192

Balance as of December 31, 2025	174,399	148,895	323,294

Amortization:
Balance as of January 1, 2024	9,409	-	9,409
Amortization	3,883	-	3,883
Translation differences	(687)	-	(687)

Balance as of December 31, 2024	12,605	-	12,605

Amortization	4,828	-	4,828
Translation differences	1,890	-	1,890

Balance as of December 31, 2025	19,323	-	19,323

Depreciated cost as of December 31, 2024	142,643	148,799	291,442
Depreciated cost as of December 31, 2025	155,076	148,895	303,971

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

B.	Impairment testing for cash-generating unit containing goodwill

For the purpose of impairment testing, goodwill is allocated mainly to the Company’s operations in the United States, and represents the lowest level within the Group at which goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill:

	As of December 31
	2025	2024
	USD thousands	USD thousands
Goodwill	148,895	148,799

The estimated recoverable amount of the unit was higher than its carrying amount, and therefore there was no need for an impairment.

The recoverable amount was based on its value in use and was determined by discounting its future cash flows to be generated with the assistance of independent valuers. Value in use in 2025 was determined in a similar manner as in 2024.

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

(2)	Sponsor Cash Flows

Sponsor cash flows relate to the cash flows at the equity level after tax equity partner, debt, and taxes.

Note 11 - Other Payables

	December 31 2025	December 31 2024
	USD in thousands	USD in thousands
Accrued expenses	217,196	14,214
Provision for construction completion cost	128,750	46,178
Liabilities to employees and other liabilities for salaries	28,546	15,340
Government institutions	8,808	13,845
Payables in respect of purchase transaction	3,946	11,829
Interest payable in respect of debentures	8,465	4,321
Interest payable in respect of loans	8,957	1,830
Others	1,073	268

	405,741	107,825

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 12 - Loans from banks and other financial institutions

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2025	2024	2025	2024	2025	2024
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Credit from banks (1)	67,665	90,000	-	-	67,665	90,000
Loans from banks and other financial institutions for project financing (2)	816,455	122,246	2,861,672	1,879,758	3,678,127	2,002,004
Loans from banks for corporate financing	-	-	120,114	116,379	120,114	116,379

Total credit	884,120	212,246	2,981,786	1,996,137	3,865,906	2,208,383

(1)	The Credit from banks as of December 31, 2025, are part of short-term credit facilities totaling USD 545 million.

As of the approval date of the Financial Statements, USD 68 million are in use.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing

			Balance of the loan as of December 31,
Project name	Original loan currency	Date financing provided	2025	2024	Interest rate and Indexation (*)	Maturity
			USD in million
Halutziot	NIS	December 2020	153	144	0.88%, CPI-linked	2035
Halutziot 1 upgrade	NIS	September 2022	19	18	3.22%, CPI-linked	2035
Halutziot 2	NIS	September 2022	34	30	3.32%, CPI-linked	2045
Mivtachim and Talmei Bilu	NIS	December 2020	79	76	0.77%, CPI-linked	2033
Kramim and Idan	NIS	December 2020	25	24	0.8%, CPI-linked	2034
Emek HaBacha	NIS	November 2018	176	158	2.41%, CPI-linked	2040
Solar and Storage projects in Israel	NIS	December 2023	249	208	6.37%-7.37%	2031(**)
Ruach Beresheet	NIS	July 2020	340	303	2.14%, CPI-linked	2042
Tullynamoyle	EUR	August 2020	11	10	90% of the loan - 3.47% 10% of the loan - 3M Euribor plus 2%	2032
Lukovac	EUR	December 2020	33	34	84% of the loan - 3.5%-3.75% 16% of the loan - 3M Euribor plus 3%-3.5%	2032
EWK	EUR	December 2017	75	78	60% of the loan – 2.3% 29% of the loan - 3.95% 11% of the loan – 4.65%-4.83%	2030
Picasso	EUR	January 2020	75	71	Until 2029 – 1.58% Until 2039 – 2.33%	2039
SOWI	EUR	January 2020	88	86	49% of the loan – 1.91% 32% of the loan – 4.06% 1% of the loan – 4.46% 18% of the loan – 6M Euribor plus 4%	2033
Gecama (1)	EUR	May 2025	271	145	5.1%	2045
Björnberget	EUR	May 2021	213	199	79% of the loan – 2.28% 21% of the loan - 6M Euribor plus 1.75%.	2041
Attila	HUF	January 2019	32	28	70% of the loan – 6.3%. 30% of the loan – 4.05%.	2036
Raaba Flow and Raaba ACDC	EUR	March 2024	40	35	70% of the loan – 6.1% 30% of the loan - 3M Euribor plus 3.15%-3.25%.	2033
PUPIN	EUR	March 2024	93	67	70% of the loan – 6.3% 30% of the loan - 3M Euribor plus 3.3%.	2040
Atrisco PV	USD	December 2023	103	115	5.4%-5.9%	2049
Atrisco BESS	USD	December 2023	168	174	5.6%-5.9%.	2049
Roadrunner PV (3)	USD	January 2025	212	-	Construction loan- SOFR plus 1.5%	2026
Roadrunner Bess (3)	USD	January 2025	244	-	Construction loan- SOFR plus 1.5%	2026
Quail Ranch PV (4)	USD	April 2025	114	-	Construction loan- SOFR plus 1.5%	2026
Quail Ranch Bess (4)	USD	April 2025	86	-	Construction loan- SOFR plus 1.5%	2026
Country Acers (5)	USD	March 2025	484	-	Construction loan- SOFR plus 1.5%	2027
Snowflake A (6)	USD	November 2025	201	-	Construction loan- SOFR plus 1.5%	2027
Mezzanine loan (2)	USD	August 2025	59	-	6M SOFR plus 2.9-3.1%	2032

(*) The interest rates in the table above include the impact of Interest Rate Swap (IRS) instruments hedging variable interest rates.

(**) Maturity - 20-year amortization period and a 6-year mini-perm term.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

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

As of December 31,2025, the Company is in compliance with all of the financial covenants in accordance with the facilities agreements.

(1)  Gecama Financing Agreement:

In May 2025, The Company through its subsidiary “Gecama”, signed a bond issuance agreement for EUR 294 million Bonds (approximately USD 345 million). The financing was led by MEAG private equity and infrastructure funds as an arranger and 7 Bondholders.

The financing supports the Gecama project complex, including the refinancing of the existing wind project and the construction of the hybridization project. As part of the hybridization project, Gecama will construct a photovoltaic power plant with an installed capacity of 225 MW (“Solar PV”) and a battery energy storage system with an installed capacity of 100 MW with two hours of storage (equivalent to 200 MWh of usable storage capacity) (“BESS”). The solar and storage systems will be co-located at the wind project site and will share the grid connection and related evacuation infrastructure.

The following are the main terms of the Refinancing Bonds:

•	Final Maturity Date for the refinancing bonds is June 30, 2045.

•	The interest on the loan is fixed at 5.097%, consisting of a 3M Euribor 2.497% + Margin 2.6%

•	Repayment Schedule – Semi-annual repayments both for principal and interest

•
Main Events for Immediate Repayment - The loan is subject to immediate repayment in cases of severe breaches that have been set, mainly: late payment; breach of material representations or commitments; insolvency; failure to obtain or cancellation of required permits for the projects; an event that materially affects the projects and the debt.

•	Main Collateral - As is customary in project financing (first ranking pledge of shares, moveable assets, immovable assets (mortgages) receivables and accounts, land easements and leases (conditional).

•	ADSCR for default – 1.1

•	ADSCR for distribution – 1.25

(2)  Mezzanine facility agreement:

In August 2025, the Company, through its subsidiary, Clenera Holdings LLC, entered into a financing agreement with a consortium of lenders led by Bank Leumi Le-Israel B.M. The facility, comprised of three tranches, totaling USD 350 million has been and will continue to be used to finance the construction of various solar and energy storage projects in the US. As of December 31, 2025, Clenera Holdings LLC had drawn on the Tranche A and Tranche B loan facilities, which had interest rates of 7.32% and 7.07% respectively, at closing.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 12 - Loans from banks and other financial institutions (Cont.)

(2)	Loans from banks and other financial institutions for project financing (Cont.)

(3)  Roadrunner PV + BESS Construction loan:

At the beginning of 2025, the Company, through its subsidiary, Clenera Holdings LLC, entered into definitive construction facility agreements with a consortium of lenders led by BNP Paribas Securities Corp., totaling USD 550 million, to finance the construction of the Roadrunner Solar and Roadrunner Battery Storage projects. The financing for Roadrunner Solar totaled USD 223 million and was comprised of a USD 127 million construction loan and a USD 96 million tax credit bridge loan. The financing for Roadrunner Battery Storage totaled USD 327 million and was comprised of a USD 254 million construction loan and a USD 73 million tax credit bridge loan. As of December 31, 2025, Clenera Holdings LLC had drawn on the construction loan and tax credit bridge loan facilities for both projects, which, at closing, had interest rates of 5.82% and 6.57%, respectively.

M&T Community & Environmental Developmental LLC, together with First-Citizen Bank & Trust, provided USD 132 million and USD 84 million in tax equity financing for Roadrunner Solar and Roadrunner Battery Storage, respectively, at the close of fiscal year 2025. In the first quarter of 2026, both entities provided USD 36 million additional tax equity financing bringing the total financing to USD 390 million. The construction loan was converted in February 2026 to USD 290 million term loan.

(4)  Quail Ranch PV + BESS Construction loan:

During April 2025, the Company, through its subsidiary, Clenera Holdings LLC, entered into definitive construction facility agreements with a consortium of lenders led by BNP Paribas Securities Corp., totaling USD 244 million, to finance the construction of the Quail Ranch Solar and Quail Ranch Energy Storage projects. The financing for Quail Ranch Solar totaled USD 114 million and was comprised of a USD 51 million construction loan, a USD 45 million tax credit bridge loan, and a USD 17 million upsize bridge loan. The financing for Quail Ranch Energy Storage totaled USD 130 million and was comprised of a USD 82 million construction loan, a USD 31 million tax credit bridge loan, and a USD 17 million upsize bridge loan. As of December 31, 2025, Clenera Holdings LLC had drawn on the construction loan and tax credit bridge loan facilities for both projects, which, at closing, had interest rates of 5.89% and 6.64%, respectively.

Wells Fargo Bank, N.A. provided USD 22 million and USD 18 million in tax equity financing for Quail Ranch Solar and Quail Ranch Energy Storage, respectively, at the close of fiscal year 2025.

(5)  Country Acres Construction loan:

In March 2025, the Company, through its subsidiary, Clenera Holdings LLC, entered into a definitive construction facility agreement with a consortium of lenders led by BNP Paribas Securities Corp. The facility totaling USD 773 million is being used to finance the construction of the combined Country Acres Solar and BESS project. The financing was comprised of USD 497 million construction loan, USD 165 million tax credit bridge loan, and USD 111 million upsize bridge loan. As of December 31, 2025, Clenera Holdings LLC had only drawn on the construction loan facility, which had an interest rate of 5.80% at closing.

(6)  Snowflake A Construction loan:

In November 2025, the Company, through its subsidiary, Clenera Holdings LLC, entered into a definitive construction facility agreement with a consortium of lenders led by BNP Paribas Securities Corp. The facility totaling USD 1.4 billion is being used to finance the construction of the combined Snowflake A Solar and BESS project. The financing was comprised of USD 1 billion construction loan, USD 432 million tax credit bridge loan. As of December 31, 2025, Clenera Holdings LLC had only drawn on the construction loan facility, which had an interest rate of 5.72% at closing.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 13 - Debentures

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2025	2024	2025	2024	2025	2024
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures (Series E) (1)	-	21,464	-	-	-	21,464
Debentures (Series F) (2)	173,571	23,498	-	150,389	173,571	173,887
Debentures (Series C) (3)	-	-	155,894	133,056	155,894	133,056
Debentures (Series D) (3)	-	-	335,681	283,605	335,681	283,605
Debentures (Series G) (4)	-	-	141,634	-	141,635	-
Debentures (Series H) (4)	-	-	117,907	-	117,906	-

Total Debentures	173,571	44,962	751,116	567,050	924,687	612,012

1.	Debentures (Series E)

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

In 2019, 2022 and 2023 the Company issued par value of NIS 222,000,000, NIS 335,870,101 and NIS 335,182,000, respectively, with the following main terms:

The debentures are not linked to any index and are repayable in 7 annual payments, first six annual payments at a rate of 8% of the debentures' principal and the last payment in September 2026 at a rate of 52% of the debentures' principal. The interest rate of the debentures is 3.45% and are paid twice per year.

Main financial covenants in respect of the debentures (Series F)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 375 million.

•	The ratio of standalone net financial debt to net cap will not exceed 70% during two consecutive financial statements.

•
The standalone net financial debt does not exceed NIS 10 million, and the ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) does not exceed 18 during more than two consecutive financial statements (audited or reviewed).

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

As of December 31, 2025, the Company is in compliance with all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 13 - Debentures (Cont.)

3.	Debentures (Series C and D)

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

•	In 2021 Midroog Ltd. updated the rating of the debentures (Series C) which the Company issued, from A3.il to A2.il, stable rating outlook, and up to December 31, 2025 the rating remained consistent.

•	The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security

During 2023 NIS 80,570 par value of Series C converted into 895 ordinary shares of the Company.

Debentures (Series D)

The Company completed an issuance of debentures (hereafter: “Series D”), at a total scope of NIS 385,970,000 par value, at a price of 90.8 agorot per NIS 1 par value, and for a total (gross) consideration of NIS 350,461 thousand.

On October 10, 2024, and November 21, 2024, the company completed two extensions of NIS 591,016,000 and NIS 200,000,000 series D, with a par value of NIS 1 each for total consideration of NIS 671 million. After the aforementioned extensions and as of December 31, 2025, the total scope of the debentures (Series D) amounts to 1,176,986,000 par value.

Presented below are the main terms of Series D:

•	Series D is not linked to any index, has a par value of NIS 1 each, and is repayable in 2 equal payments which will be paid on September 1 2027 and 2029.

•	The unpaid principal balance of the debentures bears fixed annual interest of 1.5%, to be paid twice per year, from 2021 to 2029 (inclusive).

•	In 2021 Midroog Ltd. updated the rating of the debentures (Series D) which the Company issued, from A3.il to A2.il, stable rating outlook, and up to December 31, 2025 the rating remained consistent.

•	The Company’s undertaking to repay the debentures is not secured by any collateral, or any other security.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 13 - Debentures (Cont.)

3.	Debentures (Series C and D) (Cont.)

Main financial covenants in respect of the debentures (Series C and Series D)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than NIS 1,250 million.

•	The ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed).

•	The equity to total balance sheet ratio in the Company’s standalone financial statements will be no less than 25% during two consecutive financial statements (audited or reviewed).

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

As of December 31, 2025, the Company is in compliance with all of the financial covenants in accordance with the trust deed, as stated above.

4.	Debentures (Series G and H)

On February 26, 2025, the Company issued two bond series: Series G and Series H, as specified below.

Convertible Debentures (Series H)

The Company completed an issuance of debentures convertible into registered ordinary shares, with a par value of NIS 0.1 each, of the Company (hereinafter: the “Series H”), at a total scope of NIS 414,847,000 par value, at a price of NIS 1 per note, and for a total (gross) consideration of NIS 414,847,000.

Presented below are the main terms of Series H:

•	Series H is not linked to any index, has a par value of NIS 1 each, and is repayable in in 4 equal payments which will be paid on September 1 of the years 2030-2033.

•	The unpaid principal balance of the Series H debentures will bear fixed annual interest of 4%, to be paid twice per year from 2025 to 2033 (inclusive).

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

•	Midroog Ltd. rated the convertible debentures (Series H) at A2.il, stable rating outlook.

During 2025 NIS 2,652,981 par value of Series C converted into 33,163 ordinary shares of the Company.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 13 - Debentures (Cont.)

4.	Debentures (Series G and H) (Cont.)

Debentures (Series G)

The Company completed an issuance of debentures (hereafter: “Series G”), at a total scope of NIS 468,784,000 par value, at a price of NIS 0.971 per not, and for a total (gross) consideration of NIS 455,189,264.

Presented below are the main terms of Series G:

•	Series G is not linked to any index, have a par value of NIS 1 each, and are repayable in 4 equal payments which will be paid on September 1 of the years 2030-2033.

•	The unpaid principal balance of the Series G debentures will bear fixed annual interest of 5% to be paid twice per year from 2025 to 2033 (inclusive)

•	Midroog Ltd. rated the convertible debentures (Series G) at A2.il, stable rating outlook.

Main financial covenants in respect of the debentures (Series G and Series H)

•	The Company’s equity according to its financial statements (audited or reviewed) will be no less than USD 600 million.

•	The ratio between standalone net financial debt and net cap will not exceed 65% during two consecutive financial statements (audited or reviewed).

•	The equity to total balance sheet ratio in the Company’s standalone financial statements will be no less than 28% during two consecutive financial statements (audited or reviewed).

•
The ratio of net financial debt (consolidated) to EBITDA as of the calculation date (if any) will not exceed 17 during more than two consecutive financial statements (audited or reviewed). The debt attributed to the projects during the construction stage (including senior debt and mezzanine non-recourse loans) will not be included in that calculation.

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

•
Mechanism was determined for adjusting the interest rate due to a deviation from the financial covenants and due to a change in the rating or discontinuation of it. The total interest rate increases will not exceed more than 1% above the interest rate which was determined in the first offering report of the debentures.

As of December 31, 2025, the Company is in compliance with all of the financial covenants in accordance with the trust deed, as stated above.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 14 - Changes in Liabilities from Financing Activities

	Balance as of January 1, 2025	Cash flows from financing activities (4)	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities	Non-cash activities		Balance as of December 31, 2025
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	482,912	62,717	81,818	29,759	-		657,206
Convertible Debentures (1)	133,421	101,103	32,078	9,344	-		275,946
Loans from banks and other financial institutions (1)	2,210,213	1,218,691	339,091	124,995	(18,127	)(2)	3,874,863
Loans from non-controlling interests	75,598	(1,009)	9,931	2,420	6		86,946
Liability in respect of tax equity arrangement	100,425	382,879	(121,749)	-	14,040		375,595
Deferred income related to tax equity	403,384	43,996	(901)	(75,745)	-		370,734
Lease liability	222,181	(15,983)	17,655	6,969	12,709	(3)	243,531

	3,628,134	1,792,394	357,923	97,742	8,628		5,884,821

(1)	Including interest payable.

(2)	Mostly due to capitalization of finance expenses during the construction period.

(3)	Initial creation and index linking vis-à-vis right-of-use asset.

(4)	See Note 2C for additional information regarding the change in presentation of interest receipts and interest paid.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 14 - Changes in Liabilities from Financing Activities (Cont.)

	Balance as of January 1, 2024	Cash flows from financing activities (3)	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities	Non-cash activities		Balance as of December 31, 2024
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	323,161	142,559	2,877	14,315	-		482,912
Convertible Debentures (1)	130,931	(1,078)	(736)	4,304	-		133,421
Loans from banks and other financial institutions	2,029,539	181,023	(56,015)	106,612	(50,946	)(2)	2,210,213
Loans from non-controlling interests	92,751	(3,797)	(4,683)	2,778	(11,451)		75,598
Liability in respect of tax equity arrangement	49,683	50,442	-	300	-		100,425
Deferred income related to tax equity	60,880	360,667	-	(18,163)	-		403,384
Lease liability	127,596	(11,536)	(4,625)	5,684	105,062	(4)	222,181

	2,814,541	718,280	(63,182)	115,830	42,665		3,628,134

(1)	Including interest payable.

(2)
Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, capitalization of finance expenses during the construction period and classification of disposal groups classified as held for sale.

(3)	See Note 2C for additional information regarding the change in presentation of interest receipts and interest paid.

(4)	Initial creation and index linking vis-à-vis right-of-use asset and classification to liabilities of disposal groups classified as held for sale.

	Balance as of January 1, 2023	Cash flows from financing activities (5)	Translation differences in respect of foreign operations	Adjustments in respect of cash flows for operating activities (3)	Non-cash activities		Balance as of December 31, 2023
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands		USD in thousands
Debentures (1)	256,736	61,556	(4,076)	8,945	-		323,161
Convertible Debentures (1)	131,763	(1,077)	(3,763)	4,029	(21	)(2)	130,931
Loans from banks and other financial institutions	1,585,846	360,808	21,664	63,751	(2,530)		2,029,539
Loans from non-controlling interests	90,909	(2,606)	2,466	2,149	(167)		92,751
Liability in respect of tax equity arrangement	-	48,653	-	1,030	-		49,683
Deferred income related to tax equity	-	66,317	-	(5,437)	-		60,880
Lease liability	99,623	(7,226)	1,611	2,378	31,210	(4)	127,596

	2,164,877	526,425	17,902	76,845	28,492		2,814,541

(1)	Including interest payable.

(2)	Mostly due to the offsetting of deferred borrowing costs which were prepaid by the project companies on the financial closing dates, and discounted finance expenses during the construction period.

(3)	Including interest accrued and interest paid.

(4)	Initial creation and index linking vis-à-vis right-of-use asset.

(5)	See Note 2C for additional information regarding the change in presentation of interest receipts and interest paid.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 15 - Income Taxes

A.	Deferred tax balances:

Tax balances presented in the statement of financial position:

	As of December 31
	2025	2024
	USD in thousands	USD in thousands
Current tax assets (liabilities):
Current tax assets	8,949	4,719
Current tax liabilities	(9,837)	(12,016)
Total current tax assets (liabilities)	(888)	(7,297)

Non-current tax assets (liabilities):
Deferred tax assets	4,692	10,744
Deferred tax liabilities	(77,688)	(41,792)
Total non-current tax assets (liabilities)	(72,996)	(31,048)

The composition of deferred tax assets (liabilities) is specified below:

	Balance as of January 1 2025	Recognized in the statement of income	Other comprehensive income	Balance as of December 31 2025
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(35,375)	7,339	(13,187)	(41,223)
IFRS 16 – Leases	1,893	201	287	2,381
Financial instruments	(7,909)	(104)	2,027	(5,986)
Contingent consideration	(12,394)	-	-	(12,394)
Tax equity arrangement	(10,073)	(46,645)	-	(56,718)
Disposal groups classified as held for sale	1,801	(1,801)	-	-
Others	(7,912)	(5,467)	1,888	(11,491)
Total	(69,969)	(46,477)	(8,985)	(125,431)

Unused losses and tax benefits:
Tax losses	38,921	7,199	6,315	52,435
	38,921	7,199	6,315	52,435

Total	(31,048)	(39,278)	(2,670)	(72,996)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 15 - Income Taxes (Cont.)

A.	Deferred tax balances: (Cont.)

The composition of deferred tax assets (liabilities) is specified below: (Cont.)

	Balance as of January 1 2024	Classification	Recognized in the statement of income	Other comprehensive income	Initial consolidation	Balance as of December 31 2024
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Temporary differences:
Fixed assets	(15,664)	(13,463)	(5,801)	87	(534)	(35,375)
IFRS 16 – Leases	1,475	59	361	(2)	-	1,893
Financial instruments	(12,319)	-	226	4,184	-	(7,909)
Contractual asset in respect of concession arrangements	(15,173)	15,173	-	-	-	-
Contingent consideration	(10,096)	-	(2,323)	25	-	(12,394)
Tax equity arrangement	-	-	(9,944)	(129)	-	(10,073)
Disposal groups classified as held for sale	-	1,801	-	-	-	1,801
Others	(14,387)	-	875	5,600	-	(7,912)
Total	(66,164)	3,570	(16,606)	9,765	(534)	(69,969)

Unused losses and tax benefits:
Tax losses	30,357	(3,570)	12,144	(10)	-	38,921
	30,357	(3,570)	12,144	(10)	-	38,921

Total	(35,807)	-	(4,462)	9,755	(534)	(31,048)

Deferred tax assets and liabilities are presented offset when the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and when they pertain to income taxes levied by the same tax authority and the Company intends to settle the current tax assets and liabilities on a net basis.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 15 - Income Taxes (Cont.)

B.	Total expenses (income) from income taxes which were recognized in the statement of income:

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Current taxes:
Current tax expenses	4,597	13,747	17,715
Prior year taxes	-	66	(1,595)
Total current taxes	4,597	13,813	16,120

Deferred taxes:
Deferred tax expenses in respect of the creation and reversal of temporary differences	46,907	16,606	11,241
Prior year taxes	-	(1,303)	-
Expenses (income) from the creation of deferred taxes in respect of losses and unused tax benefits	(7,629)	(10,841)	1,067
Total deferred taxes	39,278	4,462	12,308

Total expenses from income taxes	43,875	18,275	28,428

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 15 - Income Taxes (Cont.)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

Presented below is an adjustment between the tax amount which would have applied had all of the income and expenses, profit and loss in the statement of income been taxable according to the statutory tax rate, and the amount of income tax which was carried to the statement of income:

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Profit before income taxes from continuing operations	204,577	84,780	126,469
Primary tax rate of the Company	23%	23%	23%
Tax calculated according to the Company’s primary tax rate	47,053	19,499	29,088

Additional tax (tax saving) in respect of:
No controlling share in the profits / losses of investee partnerships	(3,175)	(1,779)	(1,653)
Different tax rate of foreign subsidiaries	(611)	(2,557)	(2,080)
Non-deductible expenses	2,328	2,302	1,662
Exempt income	(7,016)	(390)	(1,282)
Utilization of tax losses and benefits from prior years	2,243	1,126	924
Temporary difference in respect of subsidiaries for which deferred taxes were not recognized	1,737	1,537	3,433
Change in taxes in respect of previous years	-	(1,420)	(1,847)
Others	1,316	(43)	183
Total income taxes from continuing operations as presented in profit or loss	43,875	18,275	28,428

D.	Carryforward losses

The Company’s balance of carryforward losses as of December 31, 2025 was approximately USD 272 million; Deferred taxes were not created in respect of a loss in the amount of USD 9 million.

E.	Details regarding the Group’s tax environment

(1)	Presented below are the tax rates which were relevant to the Group’s activity in Israel during the years 2024-2025:

2024 - 23%
2025 - 23%

(2)	Taxation of subsidiaries outside of Israel:

Subsidiaries which are incorporated outside of Israel are assessed according to the tax laws in the countries where they are domiciled. The main tax rates which applied to the main subsidiaries incorporated outside of Israel are:

•	Entities incorporated in Croatia: The corporate tax rate which applies to the Company’s activity in Croatia is 18%.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 15 - Income Taxes (Cont.)

E.	Details regarding the Group’s tax environment: (Cont.)

(2)	Taxation of subsidiaries outside of Israel: (Cont.)

•	Entities incorporated in Serbia: The corporate tax rate which applies to the Company’s activity in Serbia is 15%.

•	Entities incorporated in Hungary: The corporate tax rate which applies to the Company’s activity in Hungary is 9%.

•	Entities incorporated in Sweden: The corporate tax rate which applies to the Company’s activity in Sweden is 20.6%.

•	Entities incorporated in Kosovo: The corporate tax rate which applies to the Company’s activity in Kosovo is 10%.

•	Entities incorporated in Spain: The corporate tax rate which applies to the Company’s activity in Spain is 25%.

•	Entities incorporated in the United States: The federal tax rate is 21%, and the state tax rate depends on the project’s location.

•	Entities incorporated in Italy: The corporate tax rate is 24%, and the state tax rate depends on the project’s location.

•	Entities incorporated in Poland: The corporate tax rate which applies to the Company’s activity in Poland is 19%.

(3)	Tax procedures

The Company is currently under audit by the Israeli Tax Authority (the “ITA”) for the tax years 2020–2023. The ITA has issued tax assessments with respect to these years. The Company believes, based on professional advice, that it has strong arguments against the assessments. Although the Company and its professional advisors are unable to estimate the outcome of these proceedings, the Company does not expect the results to have a material impact on its financial statements.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 16 – Share Capital

A.	Registered capital

	December 31	December 31
	2025	2024
	Number of shares
Ordinary shares with par value of NIS 0.1	180,000,000	180,000,000

B.	Issued capital:

	Share capital				Share premium
	As of December 31		As of December 31		As of December 31
	2025	2024	2025	2024	2025	2024
	Number of shares		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Fully paid-up ordinary shares with par value of NIS 0.1	132,133,899	118,564,895	3,711	3,308	1,319,716	1,028,532

C.	Changes in fully paid-up share capital

Number of shares
Balance as of January 1, 2024	117,963,310

Exercise of options by employees	601,585

Balance as of December 31, 2024	118,564,895

Issuance of shares (1)	11,396,012

Conversion into shares of convertible debentures	33,163

Exercise of options by employees and vesting of RSUs	2,139,829

Balance as of December 31, 2025	132,133,899

(1)
On August 21, 2025, the Company completed an issuance of 11,396,012 ordinary Company shares, with a par value of NIS 0.1 each. The total (gross) consideration amounted to approximately NIS 1,000 million (USD 292.5 million).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 17 - Earnings Per Share

A.	Basic earnings per share

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Profit attributable to the Company’s owners for the purpose of calculating basic earnings per share	132,104	44,209	70,924

	For the year ended December 31
	2025	2024	2023

Weighted average of the number of ordinary shares used for the purpose of calculating basic earnings per share	123,717,373	118,293,556	115,721,346

B.	Diluted earnings per share:

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Profit which was used to calculate diluted earnings per share	132,104	44,209	70,924

	For the year ended December 31
	2025	2024	2023
Weighted average of the number of ordinary shares used to calculate diluted earnings per share	132,619,069	123,312,565	123,861,293

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 18 - Share-Based Payment

(1)	The number of units and weighted average exercise prices of share options and RSU granted to the Company’s employees:

	Number of share options		Weighted average exercise price
	2025	2024	2025	2024
	Units	Units	NIS	NIS
Outstanding at January 1	7,196,651	7,790,681	55.14	51.25
Forfeited during the year	(283,558)	(210,182)	63.81	71.05
Expired during the year	(127,174)	(55,509)	74.95	69.82
Exercised during the year (*)	(3,775,597)	(953,497)	42.93	24.12
Granted during the year	1,834,304	625,158	80.16	62.66
Outstanding at December 31	4,844,626	7,196,651	73.11	55.14
Exercisable at December 31	2,178,612	5,240,650	70.33	50.81

(*) The weighted average share price at the date of exercise for share options exercised in 2025 was NIS 81.71 (2024: NIS 65.85)

	Number of RSU
	2025	2024
	Units	Units
Outstanding at January 1	1,209,704	-
Forfeited during the year	(122,207)	(100,035)
Expired during the year	-	-
Vested during the year	(300,794)	-
Granted during the year	788,954	1,309,739
Outstanding at December 31	1,575,657	1,209,704

(2)	General description of the Company’s share options and RSU’s:

In general, and in respect of the description of all of the allocations in this report:

a.
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

b.
All RSUs allocations were performed based on the Company’s current options plan. The RSUs will vest as follows: 25% on each anniversary of the grant date over a four (4) year period, subject to the terms and conditions of the options plan. In case of termination of employment, vested RSUs remain with the offeree, while any unvested RSUs are forfeited.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 18 - Share-Based Payment (Cont.)

(3)	Details regarding material allocations:

(A)
On November 28, 2019, the Company performed a private allocation of 100,000 non-marketable and non-transferable options of the Company to a VP officer. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 50% of the options will vest two years after the grant date, 25% will vest three years after the grant date, and 25% will vest four years after the grant date. The exercise price is USD 12.09.

(B)
On April 12, 2020, the Company performed a private allocation of 70,000 non-marketable and non-transferable options of the Company to a VP officer. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 50% of the options will vest two years after the grant date, 25% will vest three years after the grant date, and 25% will vest four years after the grant date. The exercise price is USD 11.48.

(C)
On September 30, 2021, the Company performed a private allocation of 1,182,000 non-marketable and non-transferable options of the Company to the three founders: Gilad Yavetz, Zafrir Yoeli and Amit Paz, and to the Chairman of the Board at the time of grant, Mr. Yair Seroussi . The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest on a quarterly basis throughout the second year, 25-40% will vest on a quarterly basis throughout the third year, and 10-25% will vest on a quarterly basis throughout the fourth year. The exercise price is USD 22.24.

On September 30, 2022, Zafrir Yoeli departed the company, and therefore 240,000 options that have not yet matured expired.

(D)
On September 30, 2021, the Company performed a private allocation of 780,000 non-marketable and non-transferable options of the Company to officers who are VP’s in the Company. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25-30% will vest after the second year, 25-35% will vest after the third year, and 10-25% will vest after the fourth year. The exercise price is USD 22.24.

(E)
On June 28, 2022, the Company performed a private allocation of 100,000 non-marketable and non-transferable options of the Company to a VP officer. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest two years after the grant date, 35% will vest three years after the grant date, and 15% will vest four years after the grant date. The exercise price is USD 19.98.

(F)
On April 24, 2023, the Company performed a private allocation of 220,000 non-marketable and non-transferable options of the Company to officers who are VP’s in the Company. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest two years after the grant date, 35% will vest three years after the grant date, and 15% will vest four years after the grant date. The exercise price is USD 16.18.

(G)
On December 18, 2023, the Company performed a private allocation of 146,427 non-marketable and non-transferable options of the Company to officers who are VP’s in the Company. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will vest one year after the grant date, 25% will vest two years after the grant date, 25% will vest three years after the grant date, and 25% will vest four years after the grant date. The exercise price is USD 17.19.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 18 - Share-Based Payment (Cont.)

(3)  Details regarding material allocations: (Cont.)

(H)

On April 17, 2024, the company granted restricted stock units (RSUs) the Company’s Chairman of the Board at the time of grant, Mr. Yair Seroussi and to Company’s CEO at the time of grant, Gilad Yavetz, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 4 years.

(I)
On April 17, 2024, the company granted restricted stock units (RSUs) to the Company’s External Directors, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 3 years.

(J)
On April 21, 2024, the Company performed a private allocation of 40,000 non-marketable and non-transferable options of the Company to its management member. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will be vested annually from the grant date. The exercise price is USD 16.41.

(K)
On April 21, 2024, the company granted restricted stock units (RSUs) to its management members, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 4 years.

(L)
On September 15, 2024, the Company performed a private allocation of 137,369 non-marketable and non-transferable options of the Company to its management members. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will be vested annually from the grant date. The exercise price is USD 16.04.

(M)
On September 15, 2024, the company granted restricted stock units (RSUs) to its management members, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 4 years.

(N)
On August 04, 2025, the Company performed a private allocation of 89,812 non-marketable and non-transferable options of the Company to its management members. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will be vested annually from the grant date. The exercise price is USD 24.62.

(O)
On August 04, 2025, the company granted restricted stock units (RSUs) to its management members, which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 4 years.

(P)
On October 01, 2025, the Company performed a private allocation of 1,013,888 non-marketable and non-transferable options of the Company to the Company’s CEO, Adi Levitan, the Company’s Chairman of the Board, Gilad Yavetze, the Company’s Vice Chairman of the Board, Yair Seroussi and to the Company’s management members. The options are exercisable on a cashless basis. The options’ vesting period will be distributed over 4 years, whereby 25% of the options will be vested annually from the grant date. The exercise price is USD 25.59.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 18 - Share-Based Payment (Cont.)

(3)  Details regarding material allocations: (Cont.)

(Q)
On October 01, 2025, the company granted restricted stock units (RSUs) and performance-based RSUs (“PSUs”) to the Company’s CEO, Adi Leviatan, the Company’s Chairman of the Board, Gilad Yavetz, the Company’s Vice Chairman of the Board, Yair Seroussi.

The vesting period of the RSUs and PSUs is distributed equally on an annual basis over 4 years. The vesting of the PSUs is subject to the achievement of the applicable business performance metrics, determined on the grant date.

At the same grant, the company granted restricted stock units (RSUs) to the Company’s management members which will entitle the offerees to receive ordinary shares of the company, worth 0.1 NIS each, upon vesting dates. The vesting period of the said RSUs is distributed equally and annually over 4 years.

(4)	Details on options grants for the year ended December 31, 2025

Grant date	25/03/2025	25/03/2025	05/05/2025	04/08/2025	04/08/2025	29/07/2025	01/10/2025	01/10/2025
Number of options	256,185	183,863	21,285	89,812	55,435	98,743	141,314	987,667
Option value in NIS	22.45	23.83	24.30	36.62	34.60	35.63	41.64	48.71
Option value in USD	6.12	6.50	6.73	10.76	10.16	10.58	12.60	14.73
Exercise price in NIS	61.27	61.27	58.47	83.83	83.83	84.60	97.66	84.60
Share price in NIS	59.22	59.22	58.57	83.83	83.83	85.40	101.90	101.90
Risk-free interest rate	4.17%	4.17%	4.12%	4.11%	4.11%	3.95%	3.95%	3.95%
Standard deviation	32.07%	32.07%	36.20%	36.60%	36.60%	33.72%	33.72%	33.72%
Value of options in NIS Thousands	5,751	4,381	517	3,289	1,918	3,518	5,884	48,109
Value of options in USD Thousands	1,569	1,195	143	966	563	1,045	1,780	14,552
Options expiration	7 years

The valuation of the RSUs is at the share price as of grant date.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 19 - Revenues

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Sale of electricity	482,918	364,911	238,968
Sales of Green certificates	4,114	3,661	3,840
Operation of facilities	-	-	4,634
Construction services	-	3,997	419
Management and development fees	1,564	5,366	7,841

Total	488,596	377,935	255,702

Note 20 - Tax benefits

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Income from Investment Tax Credit (ITC)	61,629	16,087	5,440
Income from Production Tax Credit (PTC)	32,039	4,773	-

Total	93,668	20,860	5,440

Note 21 - Cost of Sales (*)

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Site maintenance	105,387	54,073	35,307
Payroll, salaries and associated expenses	9,115	8,800	6,646
Insurance	12,344	9,497	5,835
Municipal taxes	6,267	4,431	3,526
Lease	1,268	1,133	1,083
Expenses associated with facility construction services	-	2,762	397

Total	134,381	80,696	52,794

(*) Excluding depreciation and amortization

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 22 - General and Administrative Expenses

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	35,755	20,807	16,310
Professional services	10,714	7,714	5,282
Office and maintenance	2,889	2,520	2,120
Management and director fees	1,097	644	955
Insurance	1,017	1,808	2,655
Computer services	2,941	2,314	1,548
Others	3,542	3,040	2,486

Total	57,955	38,847	31,356

Note 23 - Development Expenses

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Payroll, salaries and associated expenses	6,710	7,121	3,565
Other development expenses	5,480	4,480	2,782

Total	12,190	11,601	6,347

Note 24 - Other income, net

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Changes in contingent consideration	-	9,112	33,684
Production delay compensation	14,759	12,503	9,542
Others	(6,828)	(5,443)	221

Total	7,931	16,172	43,447

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 25 - Finance Expenses, Net

A.	Finance income

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Finance income from contract asset in respect of concession arrangements	-	-	10,294
Changes in the fair value of financial instruments measured at fair value through profit or loss	665	4,580	4,425
Finance income from loans to investee entities	4,186	2,881	1,765
Finance income from loans to non-controlling interests	610	702	230
Finance income from deposits in banks	14,595	12,272	9,833
Finance income from hedging transactions	20,795	-	-
Exchange differences	-	-	10,250
Others	-	4	2
Total	40,851	20,439	36,799

B.	Finance expenses

	For the year ended December 31
	2025	2024	2023
	USD in thousands	USD in thousands	USD in thousands
Interest expenses from project finance loans	113,131	86,559	54,646
Interest expenses from corporate loans	11,219	14,966	9,750
Interest expenses from Debentures	39,553	18,525	13,191
Finance expenses in respect of contingent consideration arrangement	326	456	1,900
Interest expenses from non-controlling interests loans	2,551	2,737	2,187
Finance expenses from hedging transactions	-	869	3,098
Finance expenses in respect of lease liability	7,345	5,675	2,503
Exchange differences	17,099	3,639	-
Finance expenses from lease back liability	2,671	2,678	1,511
Finance expenses related to tax equity arrangements	17,310	1,362	-
Others	4,297	3,869	2,298
	215,502	141,335	91,084
Amounts capitalized to the cost of qualifying assets	(50,772)	(33,491)	(22,941)
Total	164,730	107,844	68,143

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 26 - Leases

Within the framework of the lease agreements, the Group leases the following items:

1.          Land;
2.          Offices and vehicles.

The Group mostly leases land for the purpose of building renewable energy facilities. The total sum of the right-of-use asset which was recognized in the statement of financial position as of December 31, 2025 in respect of leases amounted to USD 225,495 thousand. The total lease liability which was recognized in the statement of financial position as of December 31, 2025 in respect of land leases amounted to USD 243,531 thousand.

Right-of-use assets

Composition

USD in thousands	Land	Offices and vehicles	Total

Balance as of January 1, 2025	208,146	2,795	210,941
Additions	2,536	2,445	4,981
Depreciation of right-of-use assets	(8,709)	(1,288)	(9,997)
Linkage to index	4,611	11	4,622
Reserve for translation differences	14,598	350	14,948
Balance as of December 31, 2025	221,182	4,313	225,495

USD in thousands	Land	Offices and vehicles	Total

Balance as of January 1, 2024	118,280	3,068	121,348
Additions	97,075	1,078	98,153
Depreciation of right-of-use assets	(6,622)	(1,380)	(8,002)
Linkage to index	5,137	53	5,190
Classification to Assets of disposal groups classified as held for sale	(2,994)	-	(2,994)
Reserve for translation differences	(2,730)	(24)	(2,754)
Balance as of December 31, 2024	208,146	2,795	210,941

Effects on the statements of income	For the year ended December 31
	2025	2024
	USD in thousands	USD in thousands

Interest expenses in respect of lease liability	(7,345)	(5,675)
Expenses attributed to variable lease payments which were not included in measurement of lease liability	(1,268)	(1,133)
Depreciation expenses	(7,877)	(7,023)
Total	(16,490)	(13,831)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments

A.	Financial risk management policy

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

The Company’s activities expose it to various financial risks, as follows:

(1)	Changes in foreign currency exchange rates

Some of the Company’s costs involved in project construction, finance costs, transactions and revenues are denominated in foreign currency, and the Company is therefore exposed to changes in those exchange rates, which affect the feasibility and profitability of the projects. The Company evaluates and makes use, from time to time, of derivative financial instruments, mostly forward transactions and currency options (“hedging transactions”), to hedge its economic exposure to changes in foreign currency exchange rates. The derivative financial instrument below is treated under accounting hedging.

		Amount receivable in transaction currency	Amount payable in transaction currency		Fair value
	Project	Millions	Millions	Expiration date	USD millions

Foreign currency forward contracts (1)	BESS	USD 5.8	NIS 19.2	January 2027	(0.2)
Foreign currency forward contracts (2)	PV+BESS	USD 9.6	EUR 8.3	March 2026	(0.1)

(1)	Hedging transaction to hedge against the USD/NIS exchange rate, based on the schedule of payments to the main contractors of the projects.

(2)	Hedging transaction to hedge against the USD/EUR exchange rate, based on the schedule of payments to the main contractors of the projects.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

A.	Financial risk management policy (Cont.)

(1)	Changes in currency exchange rates (Cont.)

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

	As of December 31, 2025
	Increase 5%			Decrease 5%
	OCI	Pre-tax profit	Value	Pre-tax profit	OCI
5% Change in the currency exchange rate	USD in thousands

NIS vs EURO
Loans to foreign operations	-	(675)	13,495	675	-

Equity of foreign operations
NIS vs EURO	(51,093)	-	1,021,869	-	51,093
NIS vs HUF	(643)	-	12,853	-	643
Total effect OCI	(51,736)	-	1,034,722	-	51,736

	As of December 31, 2024
	Increase 5%			Decrease 5%
	OCI	Pre-tax profit	Value	Pre-tax profit	OCI
5% Change in the currency exchange rate	USD in thousands

NIS vs EURO
Loans to foreign operations	-	(626)	12,511	626	-

Equity of foreign operations
NIS vs EURO	(41,569)	-	831,371	-	41,569
NIS vs HUF	(462)	-	9,249	-	462
Total effect on OCI	(42,031)	-	840,620	-	42,031

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

A.	Financial risk management policy (Cont.)

(2)	Change in index

Consolidated entities in Israel have revenues from electricity which are determined according to a tariff which is updated once per year in accordance with the consumer price index. On the other hand, loans taken out by consolidated entities were made, as much as possible, with the same linkage as the linkage to the electricity tariff. The Company also extended loans to investees and non-controlling interests and liability in respect of deferred consideration arrangement, which are linked to the consumer price index.

The following table presents the group's sensitivity to the index – the effect of a 3% change in the index:

	As of December 31, 2025
	Increase 3%	Carrying value	Decrease 3%
	Pre-tax profit		Pre-tax profit
3% Change in the index rate	USD in thousands

Loans to investees and non-controlling interests	1,356	45,184	(1,356)
Loans from banks and other financial institutions	(24,831)	(827,684)	24,831
Loans from non-controlling interests	(43)	(1,441)	43
Other financial liabilities	(81)	(2,687)	81

	(23,599)	(786,628)	23,599

	As of December 31, 2024
	Increase 3%	Carrying value	Decrease 3%
	Pre-tax profit		Pre-tax profit
3% Change in the index rate	USD in thousands

Loans to non-controlling interests	183	6,115	(183)
Loans from banks and other financial institutions	(22,625)	(754,163)	22,625
Loans from non-controlling interests	(35)	(1,173)	35
Other financial liabilities	(74)	(2,480)	74

	(22,551)	(751,701)	20,551

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

B.	Financial risk factors

(1)	Interest rate risk

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

The following table presents the group's values of financial instruments which are exposed to cash flow risks in respect of interest rate changes which are not hedged in interest rate swap transactions and their sensitivity to the change of interest rate – the effect of a 2% change in the interest rate:

	As of December 31, 2025
	Increase 2%	Carrying	Decrease 2%
	Pre-tax profit	value	Pre-tax profit
2% Change in the interest rate	USD in thousands

Euribor-linked loan from banks	(2,250)	(112,483)	2,250
SOFR-linked credit and loans from banks (*)	-	(1,569,925)	-
Loans to investees with variable interest	107	5,351	(107)

	(2,143)	(1,677,057)	2,143

	As of December 31, 2024
	Increase 2%	Carrying	Decrease 2%
	Pre-tax profit	value	Pre-tax profit
2% Change in the interest rate	USD in thousands

Euribor-linked loan from banks (*)	(510)	(142,123)	510
SOFR-linked credit and loans from banks (*)	-	(206,379)	-
Loans to investees with variable interest	219	10,951	(219)

	(291)	(337,551)	291

(*)
The company has loans which are linked to the SOFR interest rate and loans linked to the Euribor interest rate. The loans are used to finance projects under construction. Interest expenses during the construction period are capitalized to the cost of the facilities and have no impact on the Company’s results.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

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

The following table specifies the interest rate swap contracts which were designated as hedging instruments, which exist as of the end of the reporting period:

	Interest rates		Par value	Final	Carrying value
Hedged contract	Original	After hedging	In thousands	repayment date	USD in thousands
Loan to finance the Lukovac project	3 month Euribor	0.75%	EUR 13,965 (USD 16,397)	31/03/2031	650
Loan to finance the Picasso project	3 month Euribor	1.08%	EUR 62,591 (USD 73,490)	31/03/2039	6,052
Loan to finance the Attila projects	3 month Bubor	1.445%-3.7%	HUF 11,081,815 (USD 32,375)	31/12/2030	3,593
Loan to finance the Bjorn project	6 month Euribor	0.526%	EUR 147,400 (USD 173,068)	28/12/2040	28,352
Loan to finance the Raaba ACDC project	3 month Euribor	2.908%	EUR 7,484 (USD 8,787)	30/12/2033	(167)
Loan to finance the Raaba Flow project	3 month Euribor	2.809%	EUR 16,617 (USD 19,511)	30/12/2033	(253)
Loan to finance the Pupin project	3 month Euribor	2.987%	EUR 57,886 (USD 67,966)	31/03/2040	(2,155)
Loan to finance the Atrisco project - PV	6 month SOFR	4.0712%	USD 113,129	30/09/2049	(747)
Loan to finance the Atrisco project - BESS	6 month SOFR	4.1049%	USD 173,228	30/09/2049	(2,667)
Loan to finance the Country Acres project	3 month SOFR	3.8955%	USD 281,647	30/09/2056	4,371
Loan to finance the Quail Ranch project	3 month SOFR	4.0485%	USD 99,591	31/03/2051	(1,172)
Loan to finance the Roadrunner project	3 month SOFR	4.141%	USD 285,621	31/12/2050	(6,702)
Loan to finance the Snowflake project	3 month SOFR	4.06%	USD 750,723	30/06/2052	4,518

During the years 2025, 2024 and 2023, profit (loss) net of tax in the amount of USD 2,433 thousand, USD (81) thousand and USD (23,380), respectively, were recognized under other comprehensive income, in respect of the effectiveness of the cash flow hedge as a hedge against the cash flow risk in respect of interest rates.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

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

The Group measures the credit loss provision in respect of trade receivables according to the probability of insolvency throughout the instrument’s entire lifetime. In light of the fact that the Company’s customers are large, financially strong entities, mostly with regulatory support, the probability of insolvency is low, and the Company believes that the expected credit losses in respect of them are insignificant.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

B.	Financial risk factors (Cont.)

(3)	Liquidity risk (Cont.)

Presented below are details regarding the Company’s liabilities segmented by repayment years, except for current items in the statement of financial position, such as trade and other payables, which are expected to be repaid according to their carrying values during the coming year:

	As of December 31, 2025(**)
						After
	2026	2027	2028	2029	2030	2030	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Liability in respect of deferred consideration arrangement	(412)	(412)	(412)	(412)	(412)	(2,101)	(4,161)
Liability in respect of put option	(24,961)	-	-	-	-	-	(24,961)
Loans from non-controlling interests	(12,615)	(11,070)	(11,878)	(11,528)	(11,505)	(28,806)	(87,402)
Debentures(*)	(199,941)	(203,781)	(183,148)	(199,764)	(81,558)	(225,901)	(1,094,093)
Credit and loans from banks and other financial institutions (*)	(983,595)	(1,056,547)	(276,482)	(296,946)	(227,615)	(2,069,309)	(4,910,494)
Liability in respect of tax equity arrangements	(16,768)	(15,976)	(15,961)	(15,939)	(10,910)	(73,307)	(148,861)
Lease liability(*)	(16,175)	(17,491)	(17,162)	(16,954)	(16,415)	(340,700)	(424,897)

	(1,254,467)	(1,305,277)	(505,043)	(541,543)	(348,415)	(2,740,124)	(6,694,869)

(*)	The above figures are presented according to their par values on the repayment date, including unaccrued interest, linked to the CPI / exchange rate as of the balance sheet date.

(**)	The Company has commitments in power purchase agreements which are not reflected in the Company’s statement of financial position.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

C.	Fair value

(1)	Details of assets and liabilities which are measured in the statement of financial position at fair value:

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

Details regarding fair value measurement at Level 3

Valuation method for
Financial instrument	determining fair value
Non-marketable shares measured at fair value through profit or loss	Fair value measured using a valuation method that includes the discounted cash flow method

Performance-based (“earn out”) contingent consideration	Fair value measured using the discounted cash flow method

The tables hereunder presents the fair value of the financial instruments that are measured at fair value in accordance to the fair value hierarchy:

As of December 31, 2025:

	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial Assets at fair value:
Non-marketable shares measured at fair value through profit or loss	-	-	83,582	83,582

Interest rate swaps	-	51,996	-	51,996

Financial liabilities at fair value:

Contracts in respect of forward transactions	-	(364)	-	(364)

Transactions to peg electricity prices swap (CFD differences contract)	-	(168)	-	(168)

Interest rate swaps	-	(18,323)	-	(18,323)

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

C.	Fair value (Cont.)

As of December 31, 2024:

	Level 1	Level 2	Level 3	Total
	USD in thousands	USD in thousands	USD in thousands	USD in thousands
Financial Assets at fair value:
Non-marketable shares measured at fair value through profit or loss	-	-	69,216	69,216

Interest rate swaps	-	55,118	-	55,118

Financial liabilities at fair value:
Contracts in respect of forward transactions	-	(10)	-	(10)

Interest rate swaps	-	(11,448)	-	(11,448)

Transactions to peg electricity prices swap (CFD differences contract)	-	(4,123)		(4,123)

The table hereunder presents a reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

	2025	2024
	Financial assets
Non-marketable shares measured at fair value through profit or loss	USD thousands
Balance as of January 1	69,216	53,466
Investment	6,475	14,707
Revaluation (*)	665	4,580
Translation differences	7,226	(3,537)
Balance as of December 31	83,582	69,216

	2025	2024
	Financial liabilities
Performance-based (“earn out”) contingent consideration	USD thousands
Balance as of January 1	-	(22,941)
Revaluation	-	(403)
Repayment	-	23,344
Balance as of December 31	-	-

(*)	Under financing income and expenses.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

C.	Fair value (Cont.)

(2)	Fair value of items which are not measured at fair value in the statement of financial position:

Except as specified in the following table, the Company believes that the carrying value of items which are not measured at fair value, including loans from non-controlling interests, is approximately identical to their fair value.

		Carrying value		Fair value
		As of December 31		As of December 31
	Fair value level	2025	2024	2025	2024
		USD in thousands	USD in thousands	USD in thousands	USD in thousands
Debentures and convertible debentures	Level 1	924,687	616,334	1,064,173	601,511

Loans from banks and other financial institutions (1)	Level 3	1,115,940	1,254,996	857,562	1,018,890

(1)
Fair value is determined according to the present value of future cash flows, discounted by an interest rate which reflects, according to the assessment of management, the change in the credit margin and risk level which occurred during the period.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 27 - Financial Instruments (Cont.)

D.	Other financial assets, Other financial liabilities and Financial liabilities through profit or loss

	December 31	December 31
	2025	2024
	USD in thousands	USD in thousands
Current assets
Other financial assets
Interest rate swaps	-	975
Loans to non-controlling interests (3)	524	446
Non-current assets
Other financial assets
Loans to non-controlling interests	6,387	5,669
Interest rate swaps	51,996	54,143

	58,907	61,233
Current liabilities
Other financial liabilities
Transactions to peg electricity prices swap (CFD differences contract)	(168)	(4,122)
Interest rate swaps	(5,151)	(591)
Liability in respect of tax equity arrangement	(10,464)	(3,418)
Contracts in respect of forward transactions	(364)	(10)
Financial liabilities through profit or loss
Liability in respect of deferred consideration arrangement (2)	(169)	(184)
Non-current liabilities
Other financial liabilities
Interest rate swaps	(13,172)	(10,857)
Liability in respect of tax equity arrangement	(365,131)	(97,008)
Financial liabilities through profit or loss
Liability in respect of deferred consideration arrangement (2)	(2,519)	(2,296)
Founder’s put option (1)	(24,427)	(23,548)

	(421,565)	(142,034)

(1)	For additional details, see Note 8A(1).

(2)
The Company has liabilities in respect of deferred consideration arrangements for initiation services which were provided by some of the towns in Halutziot project. In exchange for the initiation services, those towns are entitled to a percentage of the distributable free cash flows, as defined in the agreement. The balance of the liability in respect of the deferred consideration arrangement including current maturities (see also Note 11), as of December 31, 2025 and 2024, amounted to USD 2,688 thousand and USD 2,480 thousand, respectively.

(3)	The current maturities related to Loans to non-controlling interests included in Other receivables in the Consolidated Statements of Financial Position.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 28 - Segmental Reporting

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

The Chief Operation Decision Maker (CODM) reviews the group’s results by segmenting them into three business units: MENA (Middle East and North Africa), Europe, the US.

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 28 - Segmental Reporting (Cont.)

B.	Segmental revenues and results

	For the year ended December 31, 2025
	MENA	Europe	USA	Total reportable segments	Others	Adjustments	Total
	USD in thousands
Revenues	222,388	199,763	64,911	487,062	1,534	-	488,596
Tax benefits	-	-	93,668	93,668	-	-	93,668
External revenues and income	222,388	199,763	158,579	580,730	1,534	-	582,264
Inter-segment revenues	-	-	-	-	4,551	(4,551)	-
Total revenues and income	222,388	199,763	158,579	580,730	6,085	(4,551)	582,264

Cost of sales (**)	65,784	45,463	17,206	128,453	5,466	462	134,381

Segment adjusted EBITDA	189,304	159,015	142,567	490,886	1,034	-	491,920

Reconciliations of unallocated amounts:
Headquarter costs (*)							(54,135)
Intersegment profit							188
Depreciation and amortization and share-based compensation							(160,392)
Gains from projects disposals							54,597
Operating profit							332,178
Finance income							40,851
Finance expenses							(164,730)
Share in the losses of equity accounted investees							(3,722)
Profit before income taxes							204,577

(*) Including general and administrative and development expenses (excluding depreciation and amortization and share-based compensation).

(**) Excluding depreciation and amortization.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 28 - Segmental Reporting (Cont.)

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

Notes to the Financial Statements as of December 31, 2025

Note 28 - Segmental Reporting (Cont.)

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

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 29 - Balances and Transactions with Related Parties

A.	Compensation, benefits and transactions with related parties:

	For the year ended December 31
	2025	2024
	USD in thousands	USD in thousands
Compensation and benefits which were given to related parties:

Payroll and related expenses to Related parties employed in the Company	746	735

Granting of equity compensation to Related parties employed in the Company	1,529	817

Number of people to whom the benefit applies	1	1

Compensation for directors who are not employed in the Company	652	503

Number of people to whom the benefit applies	7	7

Granting of equity compensation to directors who are not employed in the Company	440	378

Number of people to whom the benefit applies	7	7

B.	Engagements with interested parties and Related parties

Executive compensation subjects:

The terms of tenure and employment of the Company’s officers are determined in accordance with the Company’s compensation policy, as approved from time to time, by the general meeting of the Company’s shareholders.

The terms for officers are generally consistent with the standard industry practice, and in accordance with the Company’s compensation policy, whereby the salary components of the Company’s officers include salary, social benefits, variable compensation targets signifying entitlement to annual bonuses, equity compensation, such as options, restricted share units (“RSUs”) and performance-based RSUs (“PSUs”), etc.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 29 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

Engagements with interested parties and Related parties (Cont.)

(1)	Gilad Yavetz (“Gilad”):

Presented below are several key matters relating to the Company’s former Chief Executive Officer and current Executive Chairman of the Board, and the Company’s former Chairman of the Board and current Vice Chairman of the Board:

In the Company’s annual meeting in August 2021 (the “2021 Meeting”), a progressive salary program was approved for Gilad. Gilad’s terms of tenure were amended in the Company’s Special General Meeting in April 2024 (the “2024 Meeting”) effective as of January 1, 2024.

In September 2025, our shareholders approved in a special and annual general meeting (the “2025 Meeting”) certain amendments to our compensation policy. At the 2025 meeting, Gilad was appointed full-time Executive Chairman of the Board and his terms of tenure were amended, effective as of October 2025.

 The following also reflects the salary during the entire reporting year):

Relevant year	Updated base salary (NIS)	Number of annual bonus salaries subject to the fulfillment of targets which will be determined according to the Company’s compensation policy*
2023	105,000 (approximately USD 29,800)	9
2024 and the first 9 months of 2025	108,000 (approximately USD 29,190)	10**
As of October, 2025	118,000*** (approximately USD 34,200)	-

* The bonus may reach a level of 125% (i.e., above the foregoing salaries limit), subject to excellence targets which will be defined.

** Represents the target for annual bonus, not including discretionary bonus or bonus for outstanding performance.

***The base salary shall be adjusted in January of each year to reflect increases in the CPI for the preceding calendar year. This linkage will take effect starting with the salary for January 2027, based on the CPI increase in 2026.

Gilad’s salary components also include, in addition to the foregoing, vehicle components, social benefits, reimbursement of expenses, etc., according to the standard practice, and in accordance with the Company’s compensation policy.

Following the approval of the 2024 Meeting Gilad received a letter of exemption, exempting him from liability towards the Company under certain limited circumstances.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 29 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

B.	Engagements with interested parties and Related parties (Cont.)

(1)	Gilad Yavetz (“Gilad”): (Cont.)

Grant of options, Gilad:

The 2021 Meeting approved the allocation to Gilad of 500,000 options, exercisable into up to 500,000 ordinary Company shares, at an exercise price of NIS 71.89 per share. The grant was performed on September 30, 2021. See Note 18(C).

Options may be converted to shares according to the cashless exercise mechanism, by which the number of shares which will result from the exercise of the options will be less than the number of converted options. The number of shares on a fully diluted basis is calculated according to the B&S model and/or the binomial model.

The 2025 Meeting approved the allocation to Gilad of 345,927 options, exercisable into up to 345,927 ordinary Company shares, at an exercise price of NIS 84.6 per share. The grant was performed on October 1, 2025. See Note 18(P).

The option would vest in four equal annual instalments of 25%, so long as Gilad serves as an officer of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter.

Options may be converted to shares according to the cashless exercise mechanism, by which the number of shares which will result from the exercise of the options will be less than the number of converted options. The number of shares on a fully diluted basis is calculated according to the B&S model and/or the binomial model.

Grant of RSUs and performance-based RSUs (“PSUs”), Gilad:

The 2024 Meeting approved the grant of 87,023 restricted share units (“RSUs”) to Gilad. The RSUs, granted under the Company’s 2010 Plan, will vest in four equal annual instalments of 25%, so long as Gilad serves as an officer of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. See Note 18(H).

The 2025 Meeting approved the grant of 6,726 RSUs and 76,055 PSUs to Gilad. The RSUs and PSUs, granted under the Company’s 2010 Plan, will vest in four equal annual instalments of 25%, so long as Gilad serves as an officer of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. The vesting of the PSUs is subject to achievement of performance metrics for the preceding calendar year (the “PSU Metrics”). The PSU Metrics – Total Income and Revenues, and Adjusted EBITDA (each as reported in the Company’s Annual Report on Form 20-F) – are measured against the midpoint of the Company’s forecast published at the start of the applicable performance year. Achievement of 90% of the target yields 50% vesting for that Metric’s portion of the tranche, with linear interpolation for achievement between 90% and 100%. PSU Metrics are weighted equally and evaluated independently; overperformance in one cannot offset the other. See Note 18(Q).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 29 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

B.	Engagements with interested parties and Related parties (Cont.)

Yair Seroussi, Vise Chairman of the Board:

Yair has served as the Chairman of the Board since May 2018, and was appointed Vice Chairman of the Board at the 2025 meeting, effective October 2025.

The 2025 Meeting re-approved the principal terms of engagement consisting of gross monthly compensation in the amount of NIS 50,000, paid against an invoice (approximately USD 14 thousand per month). The said amount shall be adjusted in January of each year to reflect increases in the CPI for the preceding calendar year.

This linkage will take effect starting withs the salary for January 2027, based on the CPI increase in 2026. Mr. Seroussi is employed in a 40% position. In addition, the 2024 Meeting approved the issuance of an exemption letter to Yair, exempting him from liability towards the Company under certain limited circumstances.

Grant of options, Yair:

The 2025 Meeting approved the allocation to Yair of 51,574 options, exercisable into up to 51,574 ordinary Company shares, at an exercise price of NIS 84.6 per share. The grant was performed on October 1, 2025. See Note 18(P).

The option would vest in four equal annual instalments of 25%, so long as Yair serves as an officer of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter.

Options may be converted to shares according to the cashless exercise mechanism, by which the number of shares which will result from the exercise of the options will be less than the number of converted options. The number of shares on a fully diluted basis is calculated according to the B&S model and/or the binomial model.

Grant of restricted share units and performance-based RSUs (“PSUs”), Yair:

The 2024 Meeting approved the grant of 14,233 RSUs to Yair. The RSUs, granted under the Company’s 2010 Plan, will vest in four equal annual instalments of 25%, so long as Yair serves as an officer of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. See Note 18(H).

The 2025 Meeting approved the grant of 11,339 PSUs to Yair. The PSUs, granted under the Company’s 2010 Plan, will vest in four equal annual instalments of 25%, so long as Yair serves as an officer of the Company, with the first instalment to vest a year from the grant date and an additional 25% to vest on each annual anniversary of the vesting date thereafter. The vesting of the PSUs is also subject to the achievement of the applicable business performance metrics, determined on the grant date. The vesting of the PSUs is subject to achievement of performance metrics for the preceding calendar year (the “PSU Metrics”). The PSU Metrics – Total Income and Revenues, and Adjusted EBITDA (each as reported in the Company’s Annual Report on Form 20-F) – are measured against the midpoint of the Company’s forecast published at the start of the applicable performance year. Achievement of 90% of the target yields 50% vesting for that Metric’s portion of the tranche, with linear interpolation for achievement between 90% and 100%. PSU Metrics are weighted equally and evaluated independently; overperformance in one cannot offset the other. See Note 18(Q).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 29 - Balances and Transactions with Interested Parties and Related Parties (Cont.)

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

Note 30 - Guarantees, Engagements and Charges

A.	Engagements

(1)	Gecama wind energy project in Spain – transactions of hedging the electricity price

Gecama wind energy project with a total capacity of approximately 329MW (hereinafter: “the Project”) hedges the electricity prices in a CFD (Contract for Difference) format. For 2024 the Company hedged approximately 73% of its electricity production at a weighted average price of EUR 65.25 MWh. For 2026 the Company hedged approximately 31% of its forecasted electricity production at a weighted average price of EUR 60.9 MWh.

(2)	Pupin wind energy project in Serbia – Full commercial operation and signing on CFD agreement

Pupin wind farm, a project with a total capacity of 94 MW has achieved commercial operation during 2025. All the energy generated by the project in 2025 was sold on a merchant basis.

On October 2, 2023, following a tender process, the Company was awarded a 15-year inflation-linked Contract for Differences for the project. The arrangement will be structured through a CFD mechanism in which the state-owned utility Elektroprivreda Srbije will secure a base rate of EUR 68.88 per MWh for 72% of the project’s output linked to Eurostat's Consumer Price Index. The remaining of the produced electricity will be sold on a merchant basis. The Contract for Differences is expected to enter into effect during the first half of 2026.

(3)	Signing on agreement of selling a partnership holding a cluster of PV + Storage projects in Israel

At the beginning of 2025, the Company signed an agreement of selling 44% of a partnership (hereafter- “the Partnership”), which holds a cluster of PV + Storage projects in Israel to Harel Insurance Investments & Financial Services Ltd. and Amitim Senior Pension Funds (here after- “the Investors”, “the Sale Agreement”), who acquired a 25% and 19% stake respectively.

The Investors purchased 44% of the Partnership for a total investment of approximately USD 50 million in cash, of which USD 45 million paid upfront, and USD 5 million were paid by the Investors upon fulfillment of certain conditions set forth in the Sale Agreement.

The cluster consists of operational and pre-construction projects totaling 69 MW of solar generation and 448 MWh of energy storage capacity. A fully owned subsidiary of the Company will act as the General Partner in the Partnership.

In conjunction with the Sale Agreement, the Investors have Kick Out Right of 50% of the Company’s holdings in the General Partner, therefore the Company ceased to consolidate the financial results of the Partnership in its financial statements, and will accordingly recognized a profit of approximately USD 96 million, of which approximately USD 42 million is attributable to the gain on the partial sale of the Partnership and approximately USD 54 million is attributable to the revaluation of the remaining holdings.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(4)	Investment in Jupiter project in Germany

In December 2025, the Company signed an agreement to acquire a majority stake (expected 51%-60%) in Project Jupiter, a solar generation and battery energy storage project in Brandenburg, Germany, in partnership with Prime Capital AG on behalf of its Prime Green Energy Infrastructure Fund II (PGEIF II).

Project Jupiter is planned to include up to 150 MWp of solar generation capacity and 2,000 MWh of energy storage capacity, supported by a secured grid connection of up to 500 MW.

(5)	Two facilities win bids in the Israel Electricity Authority’s energy storage tender

In February 2025, the Company was awarded rights in the Israel Electricity Authority’s first availability tariff energy storage tender for two energy storage facilities located in Neot Smadar and Ohad, Israel. The awarded projects have a combined grid connection capacity of 300 MW, enabling the development of energy storage facilities with an estimated aggregate capacity of approximately 1,300 MWh, which may increase up to 1,900 MWh upon transition to the deregulated market.

Under the terms of the tender, the facilities are expected to operate under a regulated availability tariff for an initial period of five years, after which they may participate in the deregulated electricity market.

(6)	Winning in Israel’s first land tender for an integrated data center and renewable energy facility

In March 2025, the Company won an Israel Land Authority (ILA) tender to develop an integrated data center and renewable energy facility in Ashalim region of southern Israel. The project is planned to combine a state-of-the-art data center with adjacent solar generation and energy storage infrastructure. The development aligns with national infrastructure objectives to expand data center capacity outside Israel’s central region.

(7)	Baron Floating PV + Storage project in Israel – commercial operation

During 2025 the Company has commenced full commercial operation of the Baron project, a floating PV facility installed on a water reservoir and combined with energy storage. The project has a solar generation capacity of 21MW and an energy storage capacity of 160MWh. The entire electricity output generated by the project is sold to customers in Israel’s newly deregulated power market through Enlight's supplier division.

(8)	Atrisco PV + Storage project in the United States – additional Domestic Content tax equity investment

During August 2025, Atrisco battery energy storage project (BESS) qualified for an additional 10% Investment Tax Credit (ITC) on its storage component based on Domestic Content adder. As a result, the Company, through its subsidiary Clēnera Holdings, LLC, secured an additional USD 53 million in tax equity investment from a leading U.S. financial institution.

The incremental tax equity investment is expected to generate approximately USD 41 million in net proceeds to the Company, which are expected to be recognized as an increase in pre-tax profit over a five-year period, in accordance with the applicable accounting treatment for tax equity arrangements.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(9)	Quail Ranch PV + Storage project in the United States – partial commercial operation and tax equity arrangements

Quail Ranch PV and Storage project, located in New Mexico US, comprises a 128 MW solar generation facility and 400 MWh of energy storage capacity. The project benefits from a 20-year busbar power purchase agreement (PPA) and 20-year busbar energy storage agreement (ESA) with Public Service Company of New Mexico (PNM). The solar component achieved commercial operation in December 2025.

Tax equity partnership

The Company, through its subsidiary Clēnera Holdings, LLC, entered into a partnership agreement for a tax equity arrangement with Wells Fargo Bank N.A., a U.S. institutional investor, in connection with the Quail Ranch solar and energy storage project (the “Tax Partner”). Pursuant to the agreement, the Tax Partner provides tax equity financing, including a contribution following substantial completion of USD 131 million, expected to increase to nearly USD 150 million when including pay-go contributions over the first 10 years of operation.

The tax equity financing provides production tax credits (PTC) for the solar component and investment tax credits (ITC) for the storage component. Quail Ranch is also expected to qualify for the 10% Energy Community Adder under the Inflation Reduction Act.

(10)	Roadrunner PV + Storage project in the United States – partial commercial operation and tax equity arrangements

The Roadrunner PV and Storage project, located near Tucson, Arizona, US, comprises a 290 MW solar generation facility and 940 MWh of energy storage capacity. The solar project achieved commercial operation in December 2025 and is backed by a 20-year busbar power purchase agreement (PPA) with the Arizona Electric Power Cooperative.

Tax equity partnerships

The Company, through its subsidiary Clēnera Holdings, LLC, entered into tax equity partnership agreements for the Roadrunner Solar and Energy Storage project. The arrangements consist of two separate tax equity partnerships with U.S. financial institutions: a partnership with  J.P. Morgan Chase Bank for the solar project and a partnership with M&T Bank and First Citizens Bank for the energy storage project. Together, these partnerships represent approximately USD 340 million in tax equity commitments at the project’s commercial operation date (“COD”), which are expected to increase to nearly USD 390 million when including additional “pay-go” contributions over the first 10 years of operation.

The solar component benefits from Production Tax Credits (PTC), while the storage component receives Investment Tax Credits (ITC). The project is expected to qualify for the 10% Energy Community Adder.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

A.	Engagements (Cont.)

(11)	Snowflake PV + Storage project in the United States - financial closing

During November 2025, the Company, through its U.S. subsidiary Clēnera Holdings LLC, entered into a debt financing agreement for the Snowflake A solar and energy storage project, located near Holbrook, Arizona, USA.

Snowflake A comprises 600 MW of solar generation capacity and 1,900 MWh of energy storage capacity. As part of the financing, the Company secured commitments totaling approximately USD 1.44 billion from a consortium of six global banks, including Wells Fargo Bank, N.A., BNP Paribas, Natixis Corporate and Investment Banking, Norddeutsche Landesbank Girozentrale (Nord/LB), Crédit Agricole Corporate and Investment Bank, and MUFG Bank, Ltd.

The financing is structured so that upon the project’s commercial operation date, a portion of the loan is expected to convert into a long-term term loan facility, with the remaining amounts expected to be repaid with proceeds from future tax equity investment.

The project is supported by a 20-year busbar power purchase and energy storage agreement with Arizona Public Service, which is expected to provide predictable cash flows over the life of the contract.

(12)	Country Acres PV + Storage project in the United States - financial closing

Country Acres consists of 403 MW of solar generation capacity and 688 MWh of energy storage capacity. The project is located near Sacramento, California, USA and has entered construction, with all procurement contracts executed. Country Acres has secured a busbar power purchase agreement with a 30-year term for solar generation and a 20-year term for energy storage with the Sacramento Municipal Utility District (“SMUD”). The Company also expects to conclude a tax equity transaction during the construction period.

On March 31, 2025, the Company, through its subsidiary Clenera Holdings, LLC, completed the financial closing for the Country Acres solar and energy storage project, As part of the financing arrangement, the Company secured debt financing commitments totaling approximately USD 773 million from a consortium of leading global banks, including BNP Paribas Securities Corp, Crédit Agricole, Natixis Corporate & Investment Banking, and Norddeutsche Landesbank Girozentrale (Nord/LB). Upon the project’s commercial operation date (“COD”), a portion of the construction financing is expected to convert into a USD 376 million term loan, with the remainder expected to be repaid through tax equity financing.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

B.	Bank and other financial institutions guarantees which were issued by the Company:

(1)	Guarantees Issued in Connection with the Company’s Projects in United States:

As of December 31, 2025, guarantees in connection with the Company’s projects in the United States amounted to an aggregate of approximately USD 296.2 million, of which guarantees in the total amount of approximately USD 107 million were issued during 2025.

Subsequent to the reporting date, additional guarantees totaling approximately USD 101.7 million were issued in connection with the Company’s U.S. projects.

The following guarantees represent the main guarantees provided for certain U.S. projects:

(1)	PPA guarantee of USD 40 million was issued for the Co Bar SRP project.

(2)	PPA guarantees in the aggregate amount of approximately USD 57.7 million were issued for the Co Bar C project.

(3)	PPA guarantee of USD 40 million was issued for the Co Bar D project.

(4)	A guarantee in the amount of USD 14 million was issued in connection with the interconnection of the Thousand Lakes project.

(5)	LGIA guarantee in the amount of USD 12.4 million was issued for the Gemstone project.

(6)	A guarantee in the amount of USD 35.6 million was issued in connection with the financial close of the Country Acres project.

(7)	Subsequent to the reporting date, PPA guarantees in the aggregate amount of approximately USD 18 million were issued for the Crimson Orchard project.

(8)	Subsequent to the reporting date, a PPA guarantee in the amount of USD 31.5 million was issued for the Co Bar D project.

(9)	Subsequent to the reporting date, a PPA guarantee in the amount of USD 32 million was issued for the Co Bar SRP project.

(10)	Subsequent to the reporting date, an LGIA guarantee in the amount of USD 11.5 million was issued for the Javelina project.

(2)	Guarantees Issued in Connection with the Company’s Projects in Europe:

As of December 31, 2025, guarantees in connection with the Company’s projects in Europe amounted to an aggregate of approximately EUR 79.9 million, of which guarantees in the total amount of approximately EUR 42.2 million were issued during 2025.

The following guarantees represent the main guarantees provided for certain European projects:

(1)	A guarantee in the amount of EUR 14.3 million was issued in connection with the financial re-close of the Gecama project in Spain.

(2)	Two guarantees in the aggregate amount of approximately EUR 12 million were issued for the Gecama Data Center project.

(3)	Subsequent to the reporting date, a performance guarantee in the amount of EUR 6.1 million was issued in connection with the Company’s winning of a government tender in Italy for the Nardo project.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

B.	Bank and other financial institutions guarantees which were issued by the Company: (Cont.)

(3)	Guarantees Issued in Connection with the Company’s Projects in Israel:

As of December 31, 2025, guarantees in connection with the Company’s projects in Israel amounted to an aggregate of approximately NIS 241 million, of which guarantees in the total amount of approximately NIS 129.3 million were issued during 2025.

The following guarantees represent the main guarantees provided for certain projects in Israel:

(1)	High Voltage Storage Tender – performance guarantees provided to Noga in the amount of NIS 96.7 million.

(2)	Yatir Forest land transaction – financial guarantees provided to the Israel Land Authority in the amount of NIS 33.3 million.

(3)	Consumer supply agreements – financial guarantees provided to Noga in the aggregate amount of NIS 88.5 million.

(4)	Subsequent to the reporting date, an additional consumer agreement – financial guarantee in the amount of NIS 18 million was provided to Noga.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

C.	Parent company guarantees:

In the Group’s ordinary course of business, the Group provides, from time to time, guarantees to back and secure various undertakings, including to secure undertakings by virtue of financing agreements in respect of projects, guarantees to secure undertakings in respect of tenders for renewable energy projects, guarantees towards statutory authorities in respect of projects, etc.

Presented below are details regarding the significant guarantees which the Company provided:

(1)	As part of acquiring the renewable energy company Clēnera in the United States, guaranties were given to secure the Company’s undertakings towards the entrepreneurs.

(2)
Guaranty in connection with the purchase of an additional solar and energy storage portfolio in the United States on December 30, 2022 (“the Tranche III Projects”) in favor of Parasol Renewable Energy Holdings LLC (“PREH”) up to a total of $54 million and will be reduced by earn out paid in the future in connection with the Tranche III Projects.

(3)
Parent guaranty in connection with Tax Equity for Apex in favor of CLI-HBAN Solar Trust, dated August 12, 2022. This guaranty would become effective only if (1) Clenera Holdings failed to pay the obligations under its guaranty and (2) the Apex project company failed to perform its obligations and. This guaranty covers Clenera’s tax indemnity obligations, certain operational obligations, and other obligations under the tax equity arrangement.

(4)
Sponsor Guaranty given by the Company (and Clenera Holdings, LLC) to MUFG Bank, Ltd., dated November 7, 2025. This guarantees certain Borrowers' obligations under the Snowflake debt financing agreement.

(5)	The following parental guaranties were issued with respect to Atrisco project:

(a)
Guaranty in connection with Tax Equity for Atrisco in favor of Bank of America dated November 17, 2023 (Atrisco PV). This guaranty was given to secure the obligations of the Class B Member, in accordance with Section 6.02 of the ECCA (breach of representation or warranty, among other things) and Section 9.01 of the LLCA (breach of representation or warranty, fraud, failure to maintain Reactive Power Capability, among other things) and all obligations of Class B Member under Section 12.03(b) of the LLCA (Class B deficit balance contribution obligation on liquidation).

(b)
Guaranty in favor of HSBC dated December 13, 2023 in connection with debt for Atrisco PV. This guaranty was given to secure the Atrisco project Company's obligations under the Financing Agreement with respect to (1) Merchant Tail prepayment; (2) Module Testing prepayment; (3) Reactive Power indemnity; and (4) Reactive Power prepayment.

(c)
Guaranty given by the Company to U.S. Bancorp Community Development Corporation, dated July 25, 2024 (Atrisco BESS - tax equity). This guarantees (a) Investor Indemnified Costs under the LLCA, and (b) all other obligations of the Obligors (including the Class B Member) under the ECCA, LLCA, Development Services and Construction Management Agreement, and Management Services Agreement.

(d)	See GIA as specified in section (16).

(6)	The following parental guaranties were issued with respect to CO Bar complex:

(a)
Letter of Indemnity, dated December 9, 2023, given by the Company in favor of Isreal Discount Bank Ltd. in connection with a letter of credit posted by Isreal Discount Bank as performance security with respect to certain obligations pursuant to the CO Bar 3 PPA, in the amount of $20 million.

(b)	See GIAs as specified in section (16).

(7)
Letter Agreement between Bank Hapoalim B.M. and Enlight Renewable Energy LLC dated as of September 3, 2021 (as amended from time to time). This letter agreement was entered into as a condition to Bank Hapoalim issuing letters of credit, which have been posted as performance security with respect to various PPA and LGIA obligations for the CO Bar 2, Crimson Orchard, Gemstone and Rustic Hills I projects, in the approximate aggregate amount of $88 million.

(8)
Various guaranties provided by the Company to Bank Leumi, made as a condition to Bank Leumi issuing various letters of credit posted as performance security with respect to various PPA, financing agreement and LGIA obligations for Coggon, Country Acres, Hagerman Springs, Horsepen Branch, Reedy Creek and Rustic Hills I, in the approximate aggregate amount of $46 million.

(9)	The following parental guaranties were issued with respect to Country Acres project:

(a)
Equity Commitment Letter given by the Company in favor of Tesla, Inc., dated December 9, 2024 (SPA B). This secures payment obligations of Country Acres Clean Power LLC under Sale and Purchase Agreement for purchase of batteries for the Country Acres project, in the approximate amount of $93 million (as such initial payment obligations are reduced by payment or modified by change order).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

C.	Parent company guarantees: (Cont.)

(b)
Amended and Restated Sponsor Guaranty given by the Company (and Clenera Holdings, LLC) to Natixis, New York Branch, dated April 25, 2025. This guaranties certain Borrowers' obligations under the debt financing agreement.

(c)	See guaranty as specified in section (8).

(10)	The following parental guaranties were issued with respect to Roadrunner project:

(a)
Equity Commitment Letter given by Enlight Renewable Energy LLC in favor of Tesla, Inc., dated September 6, 2025 (SPA). This secures payment obligations of Roadrunner Battery Storage LLC under Sale and Purchase Agreement for purchase of batteries for the Roadrunner project, in the amount of $44.5 million. Sponsor Guaranty given by the Company (and Clenera Holdings, LLC) to JPMorgan Chase Bank, National Association, dated September 26, 2025. This is a guaranty of Class B Member's obligations under the LLCA and ECCA.

(b)
Sponsor Guaranty given by the Company (and Clenera Holdings, LLC) to M&T Community & Environmental Development LLC and First-Citizens Bank & Trust Company, dated September 26, 2025. This is a guaranty of Class B Member's obligations under the LLCA and ECCA.

(c)	See guaranty as specified in section (9)(a).

(11)
Guaranty given by the Company pursuant to that NatPay Program Participating Customer Agreement, dated July 7, 2025, by and among Natixis, New York Branch, Clenera Holdings, LLC and the Company This guaranties Clenera Holdings, LLC’s obligations under the NatPay Program, a short term revolving credit facility with an outstanding balance of approximately $72M as of December 31, 2025.

(12)
Guaranty (as amendment from time to time) by the Company in favor of Credit Agricole Corporate and Investment Bank, guarantying the obligations of various Clenera entities pursuant to the Credit Agricole Bill of Exchange program (which in the aggregate had outstanding balances of approximately of $101M as of December 31, 2025).

(13)	The following parental guaranties were issues with respect to the Snowflake A Project:

(a)	Sponsor Guaranty given by the Company (and Clenera Holdings, LLC) to MUFG Bank, Ltd., dated November 7, 2025. This guaranties certain Borrowers' obligations under the debt financing agreement.

(b)
Equity Commitment Letter given by Enlight in favor of Tesla, Inc., dated June 30, 2025. This secures payment obligations of Snowflake Solar A LLC under Sale and Purchase Agreement for purchase of batteries for the Snowflake A project, in the approximate amount of $479 million (as such initial payment obligations are reduced by payment or modified by change order).

(14)	The following parental guaranties were issued with respect to Quail Ranch project:

(a)	Sponsor Guaranty given by the Company (and Clenera Holdings, LLC) to Natixis, New York Branch, dated April 10, 2025. This guaranties certain Borrowers' obligations under the debt financing agreement.

(b)	Sponsor Guaranty given by the Company (and Clenera Holdings, LLC) to Wells Fargo Bank, N.A., dated October 31, 2025. This guaranties the Class B Member's obligations under the LLCA and ECCA.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

C.	Parent company guarantees: (Cont.)

(15)	The following parental guaranties were issues with respect to the Crimson Orchard Project:

(a)
Sponsor Guaranty given by the Company (and Clenera Holdings, LLC) to MUFG Bank, Ltd., dated March 12, 2026. This guarantees certain Borrowers' obligations under the Crimson Orchard debt financing agreement.

(b)
Equity Commitment Letter given by the Company in favor of Tesla, Inc., dated September 25, 2025, to secure payment obligations of Crimson Orchard Solar LLC under Sale and Purchase Agreement for purchase of batteries for the Crimson Orchard project, in the approximate amount of $111 million (as such initial payment obligations are reduced by payment or modified by change order).

(16)
General Indemnity Agreements (GIAs), entered into during 2023 to 2025 by and among several U.S. insurance companies, Clenera Holdings, LLC, Enlight Renewable Energy LLC, and the Company, for L/C and bonding facilities in the total capacity of $829 million. From time to time, certain amounts under these facilities are utilized to secure performance obligations, mainly in connection with offtake agreements.

(17)	The Company issued several guarantees associated with the Gecama hybrid project in Spain:

(a)	Guaranty given by the Company in favor of the EPC contractor in the amount of approximately $ 18.5 million.
(b)
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

(18)	Guarantees of up to $ 36 million issued in 2022 in conjunction with a share purchase agreement of projects in Croatia, for the payment obligations under the contract.

(19)
As part of the signing of the financing agreement with Raiffeisen Bank Zrt., for financing RAABA ACDC (Zalos) and RAABA Flow (Tapolca) projects in Hungary, the Company has provided on March 14, 2024 a guarantee in connection with all obligations and liabilities of RAABA ACDC kft. and RAABA Flow kft. (the Borrowers) under the SFA.

(20)	As part of the signing of the financing agreement with Bank Hapoalim, for financing 11 PV & storage projects in Israel, the Company has provided on November 29, 2023 the following guarantees:

(a)	Guarantee in connection with all obligations and liabilities of Enlight – Finance, Limited Partnership (the Borrower) under the SFA.

(b)
Guarantee in connection with all obligations and liabilities of the Company's Private Supplier (Enlight Enterprise, Limited Partnership) towards each of the Project Entities under each Private Supplier Agreement.

(21)
As part of its activity as a power supplier in the Israeli market, the Company provides from time to time guarantees to secure the Company's Private Power Supplier (Enlight Enterprise, Limited Partnership) obligations towards commercial customers and project entities (power producers).

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 30 - Guarantees, Engagements and Charges (Cont.)

C.	Parent company guarantees: (Cont.)

(22)	Guarantee of up to $ 21.5 million in connection with batteries and solar modules supply agreements for PV & storage projects in Israel.

(23)
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

(24)
As part of our ongoing business as a power supplier in the Israeli market, the Company provides from time to time guarantees to secure the Company's Private Power Suppliers (Enlight Enterprise, Limited Partnership and Enlight Lilach, Limited Partnership) obligations towards commercial customers and project entities (power producers).

(25)	In addition, the Company has issued several parental guarantees as part of it regular course of business, in non-material amounts.

Enlight Renewable Energy Ltd.

Notes to the Financial Statements as of December 31, 2025

Note 31 - Events After the End of the Reporting Period

A.	Commencement of commercial operations for Roadrunner Storage project

In January 2026, the Roadrunner energy storage project achieved commercial operation and is backed by a 20-year energy storage agreement (ESA) with the Arizona Electric Power Cooperative.

B.	Commencement of commercial operations for Quail Ranch Storage project

In January 2026, the Quail Ranch energy storage project achieved commercial operation and is backed by a 20-year energy storage agreement (ESA) with Public Service Company of New Mexico (PNM).

C.	Completion of final development milestones for CO Bar project

In February 2026, the Company announced that it has reached key development milestones for the CO Bar Solar and Energy Storage Complex, located in Arizona, U.S. The CO Bar Complex comprises approximately 1.211 GW of solar generation capacity and 4.0 GWh of energy storage capacity across five stages.

During the reporting period, the Complex finalized its 1 GW AC Large Generator Interconnection Agreement and signed 20-year busbar energy storage agreements with Salt River Project for the standalone energy storage stages, securing offtake arrangements for the entire Complex.

D.	Issuance of shares

On February 19, 2026, the Company completed an issuance of 6,002,416 ordinary Company shares, with a par value of NIS 0.1 each. The total (gross) consideration amounted to approximately NIS 1,320 million (USD 421.1 million).

E.	Crimson Orchard PV + Storage project in the United States - financial closing

In March 2026, the Company announced that its U.S. subsidiary, Clēnera Holdings, LLC, secured approximately $304 million in construction financing and term debt commitments for the Crimson Orchard project in Elmore County, Idaho. The financing commitments were provided by a group of leading global lenders: HSBC, ING Capital LLC, KeyBanc Capital Markets, and MUFG Bank, Ltd.

Crimson Orchard is a co-located solar and energy storage project totaling 120 MW of solar power generation capacity and 400 MWh of energy storage capacity.

The project is backed by a 20-year busbar solar power purchase agreement and a 20-year energy storage tolling agreement with Idaho Power, providing long-term contracted revenues.  The Company believes the project qualified for safe harbor status in 2025.